As filed with the Securities and Exchange Commission on November 7, 2023.

No. 333-274297

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3 TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CAPSTONE DENTAL PUBCO, INC.

(Exact name of registrant as specified in its charter)

Delaware	3843	93-2802198
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

154 Middlesex Turnpike

Burlington, MA 01803

(781) 328-3300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Amnon Tamir

Chief Financial Officer

154 Middlesex Turnpike

Burlington, MA 01803

(781) 328-3300

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Joseph Wolfson, Esq. Mark E. Rosenstein, Esq. Stevens & Lee 1500 Market Street, East Tower, Suite 1800, Philadelphia, PA 19102 (215) 751-1249	Adam M. Klein, Adv. Ephraim Friedman, Adv. Goldfarb Gross Seligman & Co. 1 Azrieli Center, Round Building, Tel Aviv, Israel 6701101 +972-3-608-9999	Mark Selinger, Esq. Gary Emmanuel, Esq. Eyal Peled, Esq. Greenberg Traurig, LLP One Vanderbilt Ave. New York, New York 10017 (212) 801-9200	Eran Yaniv, Adv. Sharon Rosen, Adv. FISCHER (FBC & Co.) 146 Menachem Begin Rd. Tel Aviv, Israel 6492103 +972-3-694-4111

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement is declared effective and upon completion of the business combination described in the prospectus contained herein.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Capstone Dental Pubco, Inc. may not sell the securities offered by this prospectus until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and Capstone Dental Pubco, Inc. is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS — SUBJECT TO COMPLETION, DATED NOVEMBER 7, 2023

Capstone Dental Pubco, Inc.

UP TO 52,168,816 SHARES OF COMMON STOCK,

PAR VALUE $0.01 PER SHARE

TO BE ISSUED TO HOLDERS OF COMMON STOCK, PAR VALUE $0.01 PER SHARE, OF KEYSTONE DENTAL HOLDINGS, INC. AND TO HOLDERS OF ORDINARY SHARES, PAR VALUE NIS 48.00 PER SHARE, OF CHECK-CAP LTD. IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED UNDER THE BUSINESS COMBINATION AGREEMENT DESCRIBED BELOW.

THIS IS NOT A PROXY STATEMENT OR NOTICE OF MEETING.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

This prospectus of Capstone Dental Pubco, Inc., a Delaware corporation (“New Parent”, “us” or “we”), relates to the issuance of up to 52,168,816 shares of New Parent common stock, par value $0.01 per share (“New Parent common stock”), to be issued to holders of shares of common stock, par value $0.01 per share, of Keystone Dental Holdings, Inc., a Delaware corporation (“Keystone”, and such common stock the “Keystone common stock”) and holders of ordinary shares, par value NIS 48.00 per share, of Check-Cap Ltd., an Israeli company (“Check-Cap”, and such ordinary shares the “Check-Cap ordinary shares”) in connection with the transactions contemplated under the Business Combination Agreement, dated as of August 16, 2023 entered into among New Parent, Keystone, Check-Cap, U.S. Merger Sub (as defined below) and Israel Merger Sub (as defined below) (the “Business Combination Agreement”). A copy of the Business Combination Agreement is attached as Annex A to this prospectus.

Pursuant to the Business Combination Agreement, Capstone Merger Sub Corp., a Delaware corporation (“U.S. Merger Sub”) and wholly-owned subsidiary of New Parent, will merge (the “U.S. Merger”) with and into Keystone, with Keystone surviving as a wholly-owned subsidiary of New Parent, and Capstone Merger Ltd., an Israeli company and wholly-owned subsidiary of New Parent (“Israel Merger Sub”), will merge (the “Israeli Merger,” and collectively with the U.S. Merger and the other transactions described in the Business Combination Agreement, the “Business Combination”) with and into Check-Cap, with Check-Cap surviving as a wholly-owned subsidiary of New Parent (such surviving entity sometimes referred to herein for the periods at and after the effective time of the Israeli Merger as the “Israeli Surviving Company”), and each of U.S. Merger Sub and Israel Merger Sub will cease to exist. Check-Cap, as a wholly owned subsidiary of New Parent, will maintain a registered office in the State of Israel. The U.S. Merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware executed in accordance with, and in such form as is required by, the relevant provisions of the Delaware General Corporation Law (the “DGCL”), and the Israeli Merger will become effective upon the issuance by the Israeli Companies Registrar of the Certificate of Merger for the Israeli Merger in accordance with Section 323(5) of the Israel Companies Law, 5759-1999 (the “Companies Law”).

Upon consummation of the U.S. Merger, each holder of shares of Keystone common stock will automatically receive that number of shares of New Parent common stock calculated pursuant to an exchange ratio (the “Exchange Ratio”) based on the respective per share valuations of Keystone and Check-Cap, subject to adjustment based on the amount of net cash (as determined pursuant to the Business Combination Agreement) that Check-Cap has as of the date of the closing of the Business Combination (the “Closing Date” and the “Closing”, respectively). The Exchange Ratio is equal to (i) the Keystone implied per share value (equal to the quotient of (x) $225,000,000 divided by (y) the number of shares of Keystone common stock outstanding as of the Closing Date on a fully-diluted basis), divided by (ii) the Check-Cap implied per share value (equal to the quotient of (x) $39,700,000 (subject to adjustment based on Check-Cap’s net cash as of the Closing Date) divided by (y) the number of Check-Cap ordinary shares outstanding as of the Closing Date on a fully-diluted basis). The number of outstanding shares of each company will be calculated based on the treasury stock method. In addition, each option to purchase shares of Keystone common stock and each warrant to purchase shares of Keystone common stock issued by Keystone will be converted into an option to purchase that number of shares of New Parent common stock or a warrant to purchase that number of shares of New Parent common stock, respectively, calculated pursuant to the Exchange Ratio, on substantially similar terms. For more information, see “The Business Combination—Consideration.”

Upon consummation of the Israeli Merger, each holder of Check-Cap ordinary shares will receive one share of New Parent common stock in exchange for each Check-Cap ordinary share that is issued and outstanding immediately prior to the effective time of the Israeli Merger. Each option to purchase Check-Cap ordinary shares (whether vested or unvested) that is outstanding and unexercised immediately prior to the effective time of the Israeli Merger will automatically expire and cease to exist as of immediately prior to the effective time of the Israeli Merger without any assumption or conversion, and no consideration will be delivered in respect thereof. Each restricted stock unit award representing the right to receive a Check-Cap ordinary share under the Check-Cap stock plans (a “Check-Cap RSU”) that is outstanding and fully vested immediately prior to the effective time of the Israeli Merger but has not been settled in Check-Cap ordinary shares (“Check-Cap Vested RSU”) will be canceled and automatically convert into and represent the right to receive from New Parent one share of New Parent common stock in exchange for each Check-Cap ordinary share underlying such Check-Cap Vested RSU. Each Check-Cap RSU that is outstanding and unvested immediately prior to the effective time of the Israeli Merger will automatically expire and cease to exist as of immediately prior to the effective time of the Israeli Merger without any assumption or conversion, and no consideration will be delivered in respect thereof. Each of the certain warrants issued pursuant to the certain Check-Cap Credit Line Agreement dated as of August 20, 2014 (“Check-Cap CLA Warrant”) that is outstanding and unexercised immediately prior to the effective time of the Israeli Merger will automatically expire with no consideration delivered in respect thereof. Finally, certain warrants to purchase Check-Cap ordinary shares may be exercised by the holders thereof following the effective time of the Israeli Merger or, for a period of thirty days following the effective time of the Israeli Merger, redeemed at the election of the holders thereof for cash in an amount determined based on the Black-Scholes valuation model pursuant to the terms of such warrants (the warrants containing such redemption feature, the “Check-Cap Registered Direct Warrants and Check-Cap Placement Agent Warrants”). As the Check-Cap Registered Direct Warrants and Check-Cap Placement Agent Warrants are “out of the money” relative to the per share valuation of Check-Cap, it is expected that they will be redeemed in full and the calculation of net cash (as determined in accordance with the Business Combination Agreement) includes a reduction for the aggregate cost of the expected redemptions of such Check-Cap Registered Direct Warrants and Check-Cap Placement Agent Warrants. If any Check-Cap Registered Direct Warrant or Check-Cap Placement Agent Warrant is not redeemed by the end of such thirty-day period, the warrantholder will have the right to receive, upon exercise of such warrant, that number of shares of New Parent common stock that could have been acquired if such warrant had been exercised for ordinary shares of Check-Cap prior to the effective time of the Israeli Merger, and an allocable portion of any distributions with respect to the sale of Check-Cap’s legacy assets, as further described herein. There can be no assurance that any such sale or distributions will occur. For more information, see “The Business Combination—Consideration.”

Following the Closing, current Check-Cap equityholders will own approximately 15% of the issued and outstanding shares of New Parent common stock on a fully diluted basis and current Keystone equityholders will own approximately 85% of the issued and outstanding shares of New Parent common stock on a fully diluted basis. Entities affiliated with Accelmed Partners, L.P. (“Accelmed”), currently the principal shareholder of Keystone, will own approximately 60% of the issued and outstanding shares of New Parent common stock. These percentage are subject to a net cash adjustment, such that if Check-Cap’s net cash (as determined in accordance with the Business Combination Agreement) as of the close of business on the last business day prior to the anticipated closing date is $1.0 million lower or higher than the net cash target of $22.3 million, there will be a linear adjustment to Check-Cap’s equityholders’ ownership in New Parent.

Following the Closing, the sole business and operations of New Parent will be the business and operations of Keystone Dental, Inc. (“Keystone Dental”), a wholly-owned subsidiary of Keystone, and its subsidiaries, and New Parent will continue to run and operate such business and operations. Accordingly, this prospectus includes a discussion of Keystone Dental’s business prior to the Closing. For more information, see “Keystone Business.” Any business of Check-Cap remaining prior to the Closing will be discontinued following the Closing. Management of Check-Cap is exploring transferring (including by way of sale, license or other disposition) Check-Cap’s remaining assets (including intellectual property). In the event that Check-Cap shall enter into an agreement for any such sale or other disposition of its legacy assets at or prior to the Closing, the net proceeds received at or prior to the Closing, or to which Check-Cap is contractually entitled to receive within ninety (90) days following the date of the Closing (the “Closing Date”) (subject to no conditions other than the passage of time), will be included in the calculation of the net cash of Check-Cap as of the Closing and will increase the number of shares of New Parent common stock that the holders of Check-Cap ordinary shares will receive at the Closing. In the event that Check-Cap enters into an agreement prior to or on the Closing to sell or otherwise dispose of its legacy assets but the proceeds therefor will be received more than 90 days after the Closing, New Parent will procure that the net proceeds of such transactions not otherwise distributed before the Closing are (i) distributed as promptly as possible, or (ii) set aside and reserved for future distribution, as applicable, to the relevant Check-Cap Legacy Holders. For more information, see “The Business Combination Agreement—Check-Cap Legacy Transaction.”

The Business Combination Agreement requires that the various transactions contemplated by the Business Combination be approved by the shareholders of Keystone, Check-Cap, U.S. Merger Sub and Israel Merger Sub. The extraordinary meeting of the holders of Check-Cap ordinary shares is scheduled to be held on Monday, December 4, 2023 at 2:00 p.m., Israel Time, at the offices of Check-Cap’s Israeli legal counsel, FISCHER (FBC & Co.), located at 146 Menachem Begin Road, Tel Aviv 6492103, Israel, which meeting and any adjournments or postponements thereof is referred to as the “Check-Cap Shareholder Meeting”. The Check-Cap board of directors has fixed the close of business on November 6, 2023, as the record date for determination of Check-Cap shareholders entitled to vote at the Check-Cap Shareholder Meeting. At the Check-Cap Shareholder Meeting, holders of Check-Cap ordinary shares of record as of the record date will be asked to consider and approve (i) the Israeli Merger, the Business Combination and the other transactions to which Check-Cap is a party and (ii) the election of five directors as members of Check-Cap’s board of directors out of ten director nominees proposed for election at the Check-Cap Shareholder Meeting. In light of the above, at the time of the Check-Cap Shareholder Meeting, holders of Check-Cap ordinary shares will not know the exact number of shares of New Parent common stock they will be entitled to receive following the Closing.

There is currently no established public trading market for New Parent’s securities. New Parent has applied to list the New Parent common stock to be issued in the Business Combination on the Nasdaq Capital Market under the symbol “KSD”. The authorization for the listing on the Nasdaq Capital Market of the shares of New Parent common stock to be issued to Check-Cap shareholders in the Business Combination, subject to official notice of issuance, is a condition to the consummation of the Business Combination.

New Parent is an “emerging growth company” and a “smaller reporting company” and, since Accelmed will own a majority of New Parent’s outstanding common stock following the Closing, New Parent expects to qualify as a “controlled company” under the Nasdaq listing rules and is subject to reduced public company disclosure and corporate governance standards. See “Implications of Being an Emerging Growth Company, Smaller Reporting Company and Controlled Company.”

We urge you to read this prospectus, including each Annex, carefully and in its entirety. In particular, we urge you to read carefully the section entitled “Risk Factors” beginning on page 25. Neither the Securities and Exchange Commission (the “Commission”) nor any state securities commission has approved or disapproved of the Business Combination or the other transactions described in this prospectus or the securities to be issued in connection with the Business Combination or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is [●], 2023.

ABOUT THIS PROSPECTUS

This document, which forms part of a Registration Statement on Form S-4 filed with the Commission by New Parent (File No. 333-274297), constitutes a prospectus of New Parent under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”) with respect to the shares of New Parent common stock to be issued pursuant to the Business Combination Agreement.

All information concerning New Parent contained in this prospectus has been furnished by New Parent, all information concerning Keystone contained in this prospectus has been furnished by Keystone, and all information concerning Check-Cap contained in this prospectus has been furnished by Check-Cap.

You should rely only on the information contained in this prospectus. New Parent, Keystone, and Check-Cap have not authorized anyone to provide you with information or to make any representation with respect to the matters described in this prospectus other than those contained herein and, if given or made, such information or presentation must not be relied upon as having been authorized by New Parent, Keystone, Check-Cap or any other person. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction in which, or to any person to whom, it is not lawful to make any such offer or solicitation.

This prospectus is dated [●], 2023, and you should not assume that the information contained in this prospectus is accurate as of any date other than such date. Neither the delivery of this prospectus nor the issuance by New Parent of shares of New Parent common stock registered hereunder shall, under any circumstances, create any implication that there has been no change in the assets, properties or affairs of New Parent, Keystone or Check-Cap since such date or that the information contained herein is correct as of any time subsequent to such date.

MARKET AND INDUSTRY DATA

This prospectus includes estimates regarding market and industry data that we prepared based on our management’s knowledge and experience in the markets in which we operate, together with information obtained from various sources, including publicly available information, industry reports and publications, surveys, our dental customers, distributors, suppliers, trade and business organizations and other contacts in the markets in which we operate. Management estimates are derived from publicly available information released by independent industry analysts and third-party sources, as well as data from our internal research, and are based on assumptions made by us upon reviewing such data and our knowledge of such industry and markets which we believe to be reasonable.

In presenting this information, we have made certain assumptions that we believe to be reasonable based on such data and other similar sources and on our knowledge of, and our experience to date in, the markets for the products we distribute. Any such market data, information or forecast is subject to change and may prove to be inaccurate because of the method by which we obtain it or because it cannot always be verified with complete certainty given the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations inherent in any statistical survey of market shares, including those discussed in the “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” sections. In addition, customer preferences are subject to change.

Our estimates presented elsewhere in this prospectus of our addressable market are based on multiple assumptions and our analysis of multiple sources, including publicly available information, academic articles, data from governmental agencies and reports by industry organization, as well as on our internal estimates.

Certain monetary amounts, percentages, and other figures included elsewhere in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables or charts may not be the

i

arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

CERTAIN TRADEMARKS

This prospectus includes references to trademarks and service marks owned by us, including Keystone Dental, the Keystone Dental logo and Genesis, Prima Plus, PrimaConnex, Molaris, DynaCore, DynaGraft D, Dyna Blast, DynaMatrix, We Follow Science, Smarter Thinking, Simpler Design, K-Lean, Ti-Lobe Tite, Anatite, BioSpark, TiLobeMAXX, I-Hexmrt and Genesis The Biomimetic Implant System. This prospectus also contains references to trademarks, trade names and service marks of other companies, which are the property of their respective owners. Solely for convenience, trademarks, trade names and service marks referred to in this prospectus may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, trade names and service marks. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

QUESTIONS AND ANSWERS

The following questions and answers are intended to briefly address some commonly asked questions regarding the Business Combination, the Business Combination Agreement, the shares of New Parent common stock to be issued pursuant to the Business Combination and the Check-Cap Shareholder Meeting. These questions and answers may not address all questions that may be important to you as a stockholder of Keystone or a shareholder of Check-Cap. Please refer to the section entitled “Summary” beginning on page 8 of this prospectus and the more detailed information contained elsewhere in this prospectus, the annexes to this prospectus and the documents referred to in this prospectus, which you should read carefully and in their entirety.

Q: Why am I receiving this prospectus?

Upon consummation of the proposed Business Combination, shares of New Parent common stock will be issued to holders of shares of Keystone common stock and holders of Check-Cap ordinary shares. Pursuant to the Business Combination Agreement, subject to approval of the Check-Cap shareholders, U.S. Merger Sub Corp., a Delaware corporation and wholly-owned subsidiary of New Parent, will merge with and into Keystone, with Keystone surviving as a wholly-owned subsidiary of New Parent, and Israel Merger Ltd., a company organized under the laws of the State of Israel and a wholly-owned subsidiary of New Parent, will merge with and into Check-Cap, with Check-Cap surviving as a wholly-owned subsidiary of New Parent, and each of U.S. Merger Sub and Israel Merger Sub will cease to exist. Check-Cap, as a wholly owned subsidiary of New Parent, will maintain a registered office in the State of Israel. The U.S. Merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware executed in accordance with, and in such form as is required by, the relevant provisions of the DGCL, and the Israeli Merger will become effective upon the issuance by the Companies Registrar of the Certificate of Merger for the Second Merger in accordance with Section 323(5) of the Israel Companies Law.

Check-Cap is holding an extraordinary meeting of its shareholders, which we generally refer to as the “Check-Cap Shareholder Meeting,” to ask its shareholders to consider and vote upon (i) a proposal to approve the Israeli Merger, the Business Combination and the other transactions to which Check-Cap is a party and (ii) a proposal to elect five directors as members of Check-Cap’s board of directors out of ten director nominees proposed for election at the Check-Cap Shareholder Meeting. At the time of the Check-Cap Shareholder Meeting, holders of Check-Cap ordinary shares will not know the exact number of shares of New Parent common stock they will be entitled to receive following the Closing.

New Parent has applied to list the New Parent common stock to be issued in the Business Combination on the Nasdaq Capital Market under the symbol “KSD”.

This prospectus includes important information about the Business Combination, the Business Combination Agreement, a copy of which is attached as Annex A to this prospectus, the shares of New Parent common stock to be issued pursuant to the Business Combination and the Check-Cap Shareholder Meeting. You should read this information carefully and in its entirety.

Q: Who is Keystone?

Following the Closing, the sole business and operations of New Parent will be the business and operations of Keystone Dental, a wholly-owned subsidiary of Keystone, and its subsidiaries, and New Parent will continue to run and operate such business and operations. Keystone is a global commercial stage medical technology company focused on providing end-to-end solutions for dental practitioners and tooth replacement procedures. Its comprehensive portfolio of tooth replacement solutions is comprised of implants, prosthetic solutions, biomaterial solutions and digital dentistry capabilities. Keystone develops and offers advanced technologies for dental practitioners, dental laboratories and patients at an attractive price, driving significant value to both practitioners and patients. Keystone believes its products offer strong value proposition for dental practitioners through its innovative products with high quality manufacturing and design at various pricing options. Keystone has premium and high touch customer service with an experienced direct sales force and third-party distributors, simplifying a complex procedure through the digitalization of workflow for multiple clinical indications. Based on Keystone’s estimates, it believes its digital capabilities for dental practices have the potential to reduce the number of office visits and decrease patient chair time per procedure. Keystone’s various brands, including Genesis, Prima, Paltop, Molaris, Dyna, Osteon and Nexus iOS, are widely known amongst dental practitioners. For more information, see the section entitled “Information about Keystone– Keystone Business” beginning on page 199 of this prospectus.

Q: What is the approval requirement of the Business Combination at the Check-Cap Shareholder Meeting?

The approval of the Business Combination requires the affirmative vote of the holders of a majority of the Check-Cap ordinary shares present, in person or by proxy, and entitled to vote and voting on the matter at the Check-Cap Shareholder Meeting, excluding abstentions and broker non-votes (and other invalid votes) and excluding any Check-Cap ordinary shares that are held by (a) New Parent, Keystone, Israel Merger Sub or by any person holding directly or indirectly 25% or more of the voting power or the right to appoint 25% or more of the directors of New Parent, Keystone or Israeli Merger Sub, (b) a person or entity acting on behalf of New Parent, Keystone or Israeli Merger Sub or a person or entity described in clause (a) above, or (c) a family member of an individual contemplated by either of clause (a) or (b) above, or an entity controlled by New Parent, Keystone, Israeli Merger Sub or any of the foregoing. All holders of record of Check-Cap ordinary shares as of the close of business on November 6, 2023, the record date for the Check-Cap Shareholder Meeting, will be entitled to vote at the Check-Cap Shareholder Meeting. Each holder of Check-Cap ordinary shares will be entitled to cast one vote on each matter properly brought before the Check-Cap Shareholder Meeting for each Check-Cap ordinary share that such holder owned of record as of the record date.

At any time prior to Closing, Keystone’s directors, officers, insiders, advisors or their respective affiliates may purchase ordinary shares of Check-Cap on the open market or in privately negotiated transactions. Keystone’s directors, officers, insiders, advisors and their respective affiliates may also enter into transactions with stockholders and others to provide them with incentives to acquire ordinary shares of Check-Cap and/or to vote their shares in favor of the Business Combination. While the exact nature of such incentives has not been determined as of the date of this prospectus, they might include, without limitation, arrangements to protect such persons against potential loss in value of their shares, including the granting of put options and the transfer to such persons of shares or warrants for nominal value. Keystone’s directors, officers, insiders or their respective affiliates will not effect any such purchases when they are in possession of any material non-public information relating to New Parent, Keystone or Check-Cap, during a restricted period under Regulation M under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or in a transaction which would violate Section 9(a)(2) or Rule 10b-5 under the Exchange Act.

Q: Is consummation of the Business Combination contingent upon any future approval by the holders of New Parent common stock?

Following the execution of the Business Combination Agreement, Keystone obtained all approvals and consents of the holders of its capital stock necessary to effect the U.S. Merger, the Business Combination and the other transactions contemplated by the Business Combination Agreement. No further approvals by the holders of Keystone capital stock are required to consummate the Business Combination or the other transactions contemplated by the Business Combination Agreement other than those already obtained.

Q: Has the board of directors of each of Keystone and Check-Cap approved the Business Combination?

Yes. The board of directors of each Keystone and Check-Cap have approved the Business Combination and recommended that the stockholders of Keystone and the shareholders of Check-Cap, respectively, vote in favor of the Business Combination, vote to adopt the Business Combination Agreement and approve the Business Combination and related transactions. As noted above, Keystone has already obtained all approvals and consents of the holders of its capital stock necessary to effect the Business Combination and the other transactions contemplated by the Business Combination Agreement.

Q: Did Check-Cap’s board of directors obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business Combination?

Yes. In considering the Business Combination, Check-Cap’s board of directors engaged Ladenburg Thalmann & Co. Inc. (“Ladenburg”) as its financial advisor. Ladenburg evaluated the fairness of the Business Combination, from a financial point of view, to the holders of Check-Cap ordinary shares, and provided a written opinion to the Check-Cap board of directors. The full text of the written opinion of Ladenburg is attached as Annex B to this prospectus, and a summary of the opinion is set forth in “The Business Combination–Opinion of Check-Cap’s Financial Advisors—Fairness Opinion of Ladenburg” below.

In addition, Check-Cap’s board of directors engaged Variance Economic Consulting Ltd. (“Variance”) as an additional financial advisor. Variance evaluated the fairness of the Exchange Ratio, from a financial point of view, to the holders of Check-Cap ordinary shares, and provided a written opinion to the Check-Cap board of directors. The full text of the written opinion of Variance is attached as Annex C to this prospectus, and a summary of the opinion is set forth in “The Business Combination—Opinion of Check-Cap’s Financial Advisors—Fairness Opinion of Variance” below.

Q: What are the conditions to the consummation of the Business Combination?

In addition to approval of the Business Combination by Check-Cap shareholders as described above, completion of the Business Combination is subject to the satisfaction of a number of other conditions, including (among others): authorization for listing of New Parent common stock on the Nasdaq Capital Market; the effectiveness of the Registration Statement of which this prospectus forms a part; the accuracy of representations and warranties under the Business Combination Agreement (subject to certain materiality exceptions) the absence of a material adverse effect on Keystone or Check-Cap; Keystone’s and Check-Cap’s performance of their respective obligations under the Business Combination Agreement; the receipt of a “no-action” letter from the Israel Securities Authority (the “ISA”); the receipt of certain tax rulings from the Israel Tax Authority (the “ITA”); the termination of any stockholders agreements, voting agreements, registration rights agreements, co-sale agreements and any other similar contracts between Keystone and any holders of Keystone capital stock; the Registration Rights Agreement pursuant to which New Parent will provide certain Keystone stockholders certain registration rights with respect to the shares of New Parent common stock shall have been executed by the parties; New Parent shall have delivered an undertaking of New Parent, and Check-Cap shall have delivered a notice, in each case to be submitted to the Israel Innovation Authority; Check-Cap taken all actions necessary to terminate the employment of substantially all of the Check-Cap employees and terminate the consulting relationship with substantially all of the independent contractors of Check-Cap; and the Israeli District Court shall have approved a distribution by Check-Cap in the amount of $21.3 million (including an amount for the redemption of all of the redeemable Check-Cap warrants), subject to and following the Closing. In addition, under the Companies Law, a minimum of 50 days must elapse from the date of the filing of the merger proposal by both merging companies with the Israeli Companies Registrar before the Israeli Merger can become effective, and the Israeli Merger may not be effective until the expiration of 30 days from the date of the approval of the Israeli Merger by Check-Cap’s shareholders. The Business Combination Agreement provides that the consummation of the Israel Merger and the consummation of the U.S. Merger will occur on the Closing Date; as such, the two mergers are conditioned upon each other. For more information, see “The Business Combination Agreement–Conditions to Closing” and “—Structure of the Transactions” below.

Q: When is the Business Combination expected to be consummated?

Subject to the satisfaction or waiver of the closing conditions described under the section entitled “The Business Combination Agreement—Conditions to Closing”, including the approval of the Business Combination by Check-Cap shareholders at the Check-Cap Shareholder Meeting, Keystone and Check-Cap expect that the Business Combination will be consummated in January 2024. However, it is possible that factors outside the control of both companies could result in the Business Combination being consummated at a different time or not at all. In addition, under the Companies Law, a minimum of 50 days must elapse from the date of the filing of the merger proposal by both merging companies with the Israeli Companies Registrar before the Israeli Merger can become effective, and the Israeli Merger may not be effective until the expiration of 30 days from the date of the approval of the Israeli Merger by Check-Cap’s shareholders.

Q: What happens if the Business Combination is not consummated?

If the Business Combination is not approved by Check-Cap shareholders, or if the Business Combination is not consummated for any other reason, neither the Keystone equityholders nor the Check-Cap equityholders will receive shares of New Parent common stock in exchange for their Keystone or Check-Cap equity, as applicable. In addition, in certain instances of termination by Keystone or Check-Cap of the Business Combination Agreement such terminating party will be required to pay the other party a termination fee, in such amount and in accordance with the Business Combination Agreement. In addition, if the Business Combination is not approved by Check-Cap shareholders, or if the Business Combination is not consummated, Check-Cap will remain a public reporting company and Check-Cap shareholders will continue to hold equity in Check-Cap. For more information, see “The Business Combination Agreement—Termination” below.

Q: What will Keystone stockholders and optionholders receive if the Business Combination is consummated?

Upon consummation of the U.S. Merger, each holder of shares of Keystone common stock will automatically receive that number of shares of New Parent common stock calculated pursuant to the Exchange Ratio. In addition, each option to purchase shares of Keystone common stock and each warrant to purchase shares of Keystone common stock issued by Keystone will be converted into an option to purchase that number of shares of New Parent common stock or a warrant to purchase that number of shares of New Parent common stock, respectively, calculated pursuant to the Exchange Ratio, on substantially similar terms. For more information, see “The Business Combination—Consideration to be Received in the Business Combination.”

Q: What will Check-Cap shareholders, optionholders, holders of RSUs and warrantholders receive in the Business Combination?

Upon consummation of the Israeli Merger, each holder of Check-Cap ordinary shares will receive one share of New Parent common stock in exchange for each Check-Cap ordinary share that is issued and outstanding immediately prior to the effective time of the Israeli Merger. Each option to purchase Check-Cap ordinary shares (whether vested or unvested) that is outstanding and unexercised immediately prior to the effective time of the Israeli Merger will automatically expire and cease to exist as of immediately prior to the effective time of the Israeli Merger without any assumption or conversion, and no consideration will be delivered in respect thereof. Each Check-Cap Vested RSU that is outstanding immediately prior to the effective time of the Israeli Merger will be canceled and will automatically convert into and represent the right to receive from New Parent one share of New Parent common stock in exchange for each Check-Cap ordinary share underlying such RSU. Each Check-Cap RSU that is outstanding and unvested immediately prior to the effective time of the Israeli Merger will automatically expire and cease to exist as of immediately prior to the effective time of the Israeli Merger without any assumption or conversion, and no consideration will be delivered in respect thereof. Each Check-Cap CLA Warrant that is outstanding and unexercised immediately prior to the effective time of the Israeli Merger will automatically expire with no consideration delivered in respect thereof. Finally, the Check-Cap Registered Direct Warrants and Check-Cap Placement Agent Warrants may be exercised by the holders thereof following the effective time of the Israeli Merger or, for a period of thirty days following the effective time of the Israeli Merger, redeemed at the election of the holders thereof for cash in an amount determined based on the Black-Scholes valuation model pursuant to the terms of such warrants. As the Check-Cap Registered Direct Warrants and Check-Cap Placement Agent Warrants are “out of the money” relative to the per share valuation of Check-Cap, it is expected that they will be redeemed in full and the calculation of net cash (as determined in accordance with the Business Combination Agreement) includes a reduction for the aggregate cost of the expected redemptions of such Check-Cap Registered Direct Warrants and Check-Cap Placement Agent Warrants. If any Check-Cap Registered Direct Warrant or Check-Cap Placement Agent Warrant is not redeemed by the end of such thirty-day period, the warrantholder will have the right to receive, upon exercise of such warrant, that number of shares of New Parent common stock that could have been acquired if such warrant had been exercised for ordinary shares of Check-Cap prior to the effective time of the Israeli Merger, and an allocable portion of any distributions with respect to the sale of Check-Cap’s legacy assets, as further described herein. There can be no assurance that any such sale or distributions will occur. For more information, see “The Business Combination—Consideration to be Received in the Business Combination.”

Q: Do any of the directors or executive officers of Keystone or Check-Cap have any interests in the Business Combination that may be different from, or in addition to, those of Keystone’s stockholders of Check-Cap’s shareholders?

In considering the Business Combination, you should be aware that the directors and executive officers of Keystone and Check-Cap may have interests in the Business Combination that may be different from, or in addition to, those of Keystone’s stockholders and Check-Cap’s shareholders generally. The board of directors of each of Keystone and Check-Cap were aware of and considered these interests among other matters, in evaluating and approving the Business Combination Agreement and the Business Combination, and in recommending that the Keystone stockholders or Check-Cap shareholders (as applicable) vote to adopt the Business Combination Agreement and approve the Business Combination. These interests include post-Business Combination roles at New Parent, as following the Closing it is expected that Melker Nilsson will serve as Chief Executive Officer of New Parent and Amnon Tamir will serve as Chief Financial Officer of New Parent. It is also expected that Uri Geiger will serve as chairman of the board of directors of New Parent, each of Melker Nilsson, Erin Enright, Howard Zauberman, Shmuel Rubinstein, Stanley Stern and Sheryl Conley will serve as a member of, and Michael Tuckman will serve as an observer on, the board of directors of New Parent, and two of the current members of the Check-Cap board of directors will serve as members of the board of directors of New Parent. Messrs. Nilsson, Tamir and Stern will also each receive a one-time transaction bonus, and Messrs. Nilsson’s and Tamir’s respective annual base salaries and annual bonus targets will be increased. Finally, the Business Combination Agreement requires that the organizational documents of New Parent contain provisions no less favorable with respect to exculpation, indemnification, advancement or expense reimbursement than are set forth in the organizational documents of Keystone and Check-Cap, and the parties will purchase a “tail” directors’ and officers’ liability insurance policy that will provide coverage to Keystone’s and Check-Cap’s executive officers and directors with respect to matters occurring prior to the Closing until the seventh anniversary of the Closing. For more information, see “The Business Combination – Interests of Check-Cap’s Directors and Executive Officers in the Business Combination” and “—Interests of Keystone’s Directors and Executive Officers in the Business Combination” below.

Q: What are the material U.S. federal tax consequences to Keystone securityholders of the Business Combination?

Assuming that the U.S. Merger and the Israeli Merger will be consummated as described in the Business Combination Agreement, (i) the U.S. Merger should qualify as a “reorganization” under Section 368(a)(1) of the

Internal Revenue Code of 1986, as amended (the “Code”), and (ii) taken together, the Business Combination should qualify as a transaction described in Section 351 of the Code. Therefore, subject to various conditions and assumptions, a U.S. holder of shares of Keystone common stock receiving shares of New Parent common stock pursuant to the Business Combination should not recognize gain or loss with respect to the receipt of such shares for U.S. federal tax purposes. Likewise, the Keystone warrants and options and the New Parent warrants and options received in exchange therefore should constitute “securities” that can be exchanged tax-free in the reorganization, much like the stock exchanged in the Business Combination. If the Business Combination fails to qualify as a “reorganization under Section 368(a) of the Code and as an “exchange” described in Section 351 of the Code, then a U.S. holder would recognize gain or loss upon the exchange of the holder’s shares of Keystone common stock for shares of New Parent common stock equal to the difference between the fair market value, at the time of the exchange, of the New Parent common stock and such U.S. holder’s tax basis in the shares of Keystone common stock surrendered in the Business Combination. Likewise, if the Business Combination does not qualify as a reorganization under Section 368(a)(1) of the Code, then even if the Business Combination qualifies as an exchange under Section 351 of the Code with respect to the stock, Section 351 of the Code does not permit the receipt of securities or other property that is not stock (such as the New Parent warrants and options to be received in exchange for the Keystone warrants and options) on a tax-free basis and therefore holders of Keystone warrants and options should recognize gain or loss on the exchange equal to the difference between the fair market value of the New Parent warrants and options received and the holder’s tax basis in the Keystone warrants and options surrendered in the exchange. The conclusion that the U.S. Merger should qualify as a reorganization under Section 368(a) of the Code depends, in part, on at least 80% of the shares of Keystone common stock being exchanged for New Parent common stock. If dissenters exercise their dissenters’ rights with respect to more than 20% of the shares of Keystone common stock, the U.S. Merger will fail to qualify as a reorganization under Section 368(a) of the Code.

Tax matters are complicated, and the tax consequences of the Business Combination to Keystone securityholders will depend on their particular situation. You are encouraged to consult your tax advisors regarding the specific tax consequences of the Business Combination applicable to you.

For more information, see “The Business Combination – Material U.S. Tax Consequences of the Business Combination for Holders of Keystone Securities” below.

Q: What are the material Israeli tax consequences to Keystone and Check-Cap securityholders of the Business Combination?

Generally, the exchange of Keystone securities and Check-Cap securities for the Business Combination consideration should be treated as a sale and subject to Israeli tax both for Israeli and non-Israeli resident securityholders. However, certain relief and/or exemptions may be available under Israeli law or under applicable tax treaties. In addition, Keystone and Check-Cap have filed applications for various tax rulings with the ITA relating to the consideration to be received in the Business Combination. Obtaining such tax rulings is a condition to the closing of the Business Combination; however, if one or more tax rulings is not received, the parties may determine to waive the condition and proceed to closing. In such an event, the relief sought under such rulings, which include tax exemptions or deferrals to Keystone and Check-Cap securityholders, will not have been obtained, and the Business Combination could be taxable to certain of such securityholders.

Tax matters are complicated, and the tax consequences of the Business Combination to Check-Cap securityholders and Keystone securityholders will depend on their particular situation. You are encouraged to consult your tax advisors regarding the specific tax consequences of the Business Combination applicable to you.

For more information, see “The Business Combination – Material Israeli Tax Consequences of the Business Combination” below.

Q: What are the material U.S. federal income tax consequences of the Israeli Merger to U.S. holders of Check-Cap ordinary shares?

The Business Combination should constitute an integrated transaction that qualifies as a tax-deferred exchange under Section 351(a) of the Code. Assuming such qualification, and subject to the application of the passive foreign investment company (“PFIC”) rules, U.S. holders (as defined under the section entitled “The Business Combination – Material U.S. Tax Consequences of the Business Combination for Holders of Check-Cap”) of Check-Cap ordinary shares should not recognize any gain or loss on such exchange.

For additional discussion of the U.S. federal income tax consequences of the Israeli Merger, including the PFIC rules, see the section entitled “The Business Combination – Material U.S. Tax Consequences of the Business Combination for Holders of Check-Cap Securities” beginning on page 151 of this prospectus.

Q: Do I have appraisal rights if I object to the Business Combination?

Appraisal rights are not available to holders of Check-Cap ordinary shares in connection with the Business Combination and the transactions contemplated thereby. Keystone stockholders are entitled to statutory appraisal rights in connection with the Business Combination under Section 262 of the DGCL. For more information about such rights, please see the provisions of Section 262 of the DGCL and the section entitled “Appraisal Rights” beginning on page 325 of this prospectus.

Q: What will happen to Check-Cap’s ordinary shares following the Business Combination?

As a result of the Business Combination, Check-Cap will no longer be a publicly held company, and all shares of Check-Cap will be owned by New Parent. Following the consummation of the Business Combination, Check-Cap ordinary shares will be delisted from Nasdaq and deregistered under the Exchange Act, and Check-Cap will no longer be required to file reports with the Commission in respect of Check-Cap ordinary shares.

Q: What equity stake will current Keystone stockholders and Check-Cap shareholders have in New Parent following the Business Combination?

Following the Closing, current Keystone equityholders will own approximately 85% of the issued and outstanding shares of common stock of New Parent on a fully diluted basis and current Check-Cap equityholders will own approximately 15% of the issued and outstanding shares of common stock of New Parent on a fully diluted basis. Entities affiliated with Accelmed, currently the principal stockholder of Keystone, will own approximately 60% of the issued and outstanding shares of New Parent common stock. These percentages are subject to a net cash adjustment, such that if Check-Cap’s net cash (as determined in accordance with the Business Combination Agreement) as of the close of business on the last business day prior to the anticipated closing date is $1.0 million lower or higher than the net cash target of $22.3 million, there will be a linear adjustment to Check-Cap’s equityholders’ ownership in New Parent.

As set forth above, following the Closing it is expected that Accelmed will own approximately 60% of the issued and outstanding shares of New Parent common stock. Accordingly, it will have substantial influence over the outcome of a corporate action requiring stockholder approval, including the election of directors, any approval of a merger, consolidation or sale of all or substantially all of New Parent’s assets or any other significant corporate transaction, even if the outcome sought by such stockholders is not in the interest of New Parent’s other stockholders. In addition, the significant concentration of stock ownership may adversely affect the value of New Parent common stock due to a resulting lack of liquidity of New Parent common stock or a perception among investors that conflicts of interest may exist or arise. For more information, see “Risk Factors – Risks Related to the Business Combination – Ownership of New Parent’s common stock will be highly concentrated after consummation of the Business Combination” below.

Q: Who will be the officers and directors of New Parent following the Closing?

The Business Combination Agreement provides that, immediately following the Closing, Melker Nilsson will serve as Chief Executive Officer of New Parent and Amnon Tamir will serve as Chief Financial Officer of New Parent. The board of directors of New Parent will be comprised of those individuals designated by Keystone, provided, however, that Check-Cap shall have the right to designate (x) one (1) initial director of New Parent if the New Parent board of directors as of immediately following the effective time of the U.S. Merger will have up to seven (7) members, and (y) two (2) initial directors of New Parent if the New Parent board of directors as of immediately following the effective time of the U.S. Merger will have more than seven (7) members. For more information, see “The Business Combination – Governance of New Parent Following the Business Combination” below.

Q: Who can help answer any other questions I have?

If you have additional questions about the Business Combination or need additional copies of this prospectus, please contact Amnon Tamir, the Chief Financial Officer of Keystone, at atamir@keystonedental.com.

SUMMARY

The following summary highlights selected information in this prospectus and may not contain all the information that may be important to you as a Keystone or Check-Cap securityholder. Accordingly, we encourage you to read carefully this entire prospectus, its exhibits and annexes and the documents referred to herein.

Each item in this summary includes a page reference directing you to a more complete description of that topic.

Parties to the Business Combination (Page 108)

New Parent

New Parent was formed solely for the purpose of effectuating the Business Combination. Upon the closing of the Business Combination, New Parent will become the parent entity of both Keystone and Check-Cap. New Parent was incorporated as a Delaware corporation on July 31, 2023. New Parent has no material assets and does not operate any business. To date, New Parent has not conducted any activities other than those incidental to its formation, the execution of the Business Combination Agreement and the preparation of applicable filings under U.S. securities laws and regulatory filings made in connection with the Business Combination.

The principal executive offices of New Parent are located at 154 Middlesex Turnpike, Burlington, Massachusetts 01803.

Keystone

Keystone was incorporated in the State of Delaware in 2008. Keystone is a global commercial stage medical technology company focused on providing end-to-end solutions for dental practitioners and tooth replacement procedures. Its comprehensive portfolio of tooth replacement solutions is comprised of implants, prosthetic solutions, biomaterial solutions and digital dentistry capabilities. Keystone develops and offers advanced technologies for dental practitioners, dental laboratories and patients at an attractive price, driving significant value to both practitioners and patients. Keystone believes its products offer strong value proposition for dental practitioners through its innovative products with high quality manufacturing and design at various pricing options. Keystone has premium and high touch customer service with an experienced direct sales force and third-party distributors, simplifying a complex procedure through the digitalization of workflow for multiple clinical indications. Based on Keystone’s estimates, it believes its digital capabilities for dental practices have the potential to reduce the number of office visits and decrease patient chair time per procedure. Keystone’s various brands, including Genesis, Prima, Paltop, Molaris, Dyna, Osteon and Nexus iOS, are widely known amongst dental practitioners.

The principal executive offices of Keystone are located at 154 Middlesex Turnpike, Burlington, Massachusetts 01803.

Check-Cap

Check-Cap was formed under the laws of the State of Israel in 2009. Check-Cap is a clinical stage medical diagnostics company aiming to redefine colorectal cancer (CRC) screening through the introduction of C-Scan®, a screening test designed to detect polyps before they may transform into cancer to enable early intervention and cancer prevention. Check-Cap has generated significant losses to date, and it expects to continue to generate losses as it continues to explore strategic alternatives focused on maximizing stockholder value.

The principal executive offices of Check-Cap are located at 29 Abba Hushi Avenue, Isfiya, 3009000, Israel.

U.S. Merger Sub

U.S. Merger Sub is a wholly-owned subsidiary of New Parent formed solely for the purpose of effectuating the Business Combination. U.S. Merger Sub was incorporated as a Delaware corporation on July 31, 2023. U.S. Merger Sub has no material assets and does not operate any business. To date, U.S. Merger Sub has not conducted any activities other than those incidental to its formation and the execution of the Business Combination Agreement. After the consummation of the Business Combination, it will cease to exist.

The principal executive offices of U.S. Merger Sub are located at 154 Middlesex Turnpike, Burlington, Massachusetts 01803.

Israel Merger Sub

Israel Merger Sub is a wholly-owned subsidiary of New Parent formed solely for the purpose of effectuating the Business Combination. Israel Merger Sub was organized as a company under the laws of the State of Israel on July 30, 2023. Israel Merger Sub has no material assets and does not operate any business. To date, Israel Merger Sub has not conducted any activities other than those incidental to its formation and the execution of the Business Combination Agreement. After the consummation of the Business Combination, it will cease to exist.

The mailing address of Israel Merger Sub’s registered office is 98 Yigal Alon Street, Tel Aviv 67891, Israel.

General Information Concerning the Business Combination Agreement and the Business Combination (Page 166)

The terms and conditions of the Business Combination are contained in the Business Combination Agreement, a copy of which is attached as Annex A to this prospectus. We encourage you to read the Business Combination Agreement carefully and in its entirety, as it is the legal document that governs the Business Combination.

In accordance with the Business Combination Agreement, U.S. Merger Sub will merge with and into Keystone pursuant to the U.S. Merger, with Keystone surviving as a wholly-owned subsidiary of New Parent, and Israel Merger Sub will merge with and into Check-Cap pursuant to the Israeli Merger, with Check-Cap surviving as a wholly-owned subsidiary of New Parent. Check-Cap, as a wholly owned subsidiary of New Parent, will maintain a registered office in the State of Israel. The U.S. Merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware executed in accordance with, and in such form as is required by, the relevant provisions of the DGCL, and the Israeli Merger will become effective upon the issuance by the Israeli Companies Registrar of the Certificate of Merger for the Israeli Merger in accordance with Section 323(5) of the Companies Law.

Consideration to be Received in the Business Combination (Page 127)

Upon consummation of the U.S. Merger, each holder of shares of Keystone common stock will automatically receive that number of shares of New Parent common stock calculated pursuant to the Exchange Ratio. In addition, each option to purchase shares of Keystone common stock and each warrant to purchase shares of Keystone common stock issued by Keystone will be converted into an option to purchase that number of shares of New Parent common stock or a warrant to purchase that number of shares of New Parent common stock, respectively, calculated pursuant to the Exchange Ratio, on substantially similar terms.

Upon consummation of the Israeli Merger, each holder of Check-Cap ordinary shares will receive one share of New Parent common stock in exchange for each Check-Cap ordinary share that is issued and outstanding immediately prior to the effective time of the Israeli Merger. Each option to purchase Check-Cap ordinary shares (whether vested or unvested) that is outstanding and unexercised immediately prior to the effective time of the

Israeli Merger will automatically expire and cease to exist as of immediately prior to the effective time of the Israeli Merger without any assumption or conversion, and no consideration will be delivered in respect thereof. Each Check-Cap Vested RSU that is outstanding immediately prior to the effective time of the Israeli Merger will be canceled and automatically convert into and represent the right to receive from New Parent one share of New Parent common stock in exchange for each such Check-Cap Vested RSU. Each Check-Cap RSU that is outstanding and unvested immediately prior to the effective time of the Israeli Merger will automatically expire and cease to exist as of immediately prior to the effective time of the Israeli Merger without any assumption or conversion, and no consideration will be delivered in respect thereof. Each Check-Cap CLA Warrant that is outstanding and unexercised immediately prior to the effective time of the Israeli Merger will automatically expire with no consideration delivered in respect thereof. Finally, the Check-Cap Registered Direct Warrants and Check-Cap Placement Agent Warrants may be exercised by the holders thereof following the effective time of the Israeli Merger or, for a period of thirty days following the effective time of the Israeli Merger, redeemed at the election of the holders thereof for cash in an amount determined based on the Black-Scholes valuation model pursuant to the terms of such warrants. As the Check-Cap Registered Direct Warrants and Check-Cap Placement Agent Warrants are “out of the money” relative to the per share valuation of Check-Cap, it is expected that they will be redeemed in full and the calculation of net cash (as determined in accordance with the Business Combination Agreement) includes a reduction for the aggregate cost of the expected redemptions of such Check-Cap Registered Direct Warrants and Check-Cap Placement Agent Warrants. If any Check-Cap Registered Direct Warrant or Check-Cap Placement Agent Warrant is not redeemed by the end of such thirty-day period, the warrantholder will have the right to receive, upon exercise of such warrant, that number of shares of New Parent common stock that could have been acquired if such warrant had been exercised for ordinary shares of Check-Cap prior to the effective time of the Israeli Merger, and an allocable portion of any distributions with respect to the sale of Check-Cap’s legacy assets, as further described herein. There can be no assurance that any such sale or distributions will occur.

Recommendation of the Check-Cap Board (Page 120)

At a meeting held on August 15, 2023, the Check-Cap board of directors unanimously (with one director absent who did not vote, abstain or hold a personal interest in the outcome of the vote) (i) determined that the Israeli Merger and the other transactions to which Check-Cap is a party, are fair to, advisable and in the best interests of Check-Cap and its shareholders, (ii) approved and declared advisable the Israeli Merger, the Business Combination Agreement and the other transactions to which Check-Cap is a party (the “Check-Cap Shareholder Transaction Matters”), (iii) determined that considering the financial position of the merging entities in the Israeli Merger, no reasonable concern exists that, as a result of the Israeli Merger, the Israeli Surviving Company will be unable to fulfill the obligations of Check-Cap to its creditors, and (iv) determined to recommend, upon the terms and subject to the conditions set forth in the Business Combination Agreement, that the Check-Cap shareholders vote to approve the Check-Cap Shareholder Transaction Matters.

Recommendation of the Keystone Board (Page 123)

At a meeting held on August 15, 2023, the Keystone board of directors unanimously (i) determined that the transactions, including the U.S. Merger, are fair to, advisable and in the best interests of Keystone and its stockholders, (ii) approved and declared advisable the Business Combination Agreement and the transactions, including the U.S. Merger and (iii) determined to recommend, upon the terms and subject to the conditions set forth in the Business Combination Agreement, that the Keystone stockholders vote to adopt the Business Combination Agreement and approve the Business Combination, including the U.S. Merger.

Check-Cap Legacy Assets (Page 165)

Following the Closing, the sole business and operations of New Parent will be the business and operations of Keystone, and its subsidiaries, and New Parent will continue to run and operate such business and operations. Any business of Check-Cap remaining prior to the Closing will be discontinued following the Closing.

Management of Check-Cap is exploring transferring (including by way of sale, license or other disposition) Check-Cap’s remaining legacy assets (including intellectual property). In the event that Check-Cap shall enter into an agreement for any such sale or other disposition of its legacy assets prior to or on the Closing, the net proceeds received at or prior to the Closing, or which Check-Cap is contractually entitled to receive within ninety (90) days following the Closing Date (subject to no conditions other than the passage of time), will be included in the calculation of the net cash of Check-Cap as of the Closing and will increase the number of shares of New Parent common stock that the holders of Check-Cap ordinary shares will receive at the Closing. In the event that Check-Cap enters into an agreement prior to or on the Closing to sell or otherwise dispose of its legacy assets but the proceeds therefor will be received more than 90 days after the Closing, New Parent will procure that the net proceeds of such transactions not otherwise distributed before the Closing are (i) distributed as promptly as possible, or (ii) set aside and reserved for future distribution, as applicable, to the relevant Check-Cap Legacy Holders.

Opinion of Check-Cap’s Financial Advisors (Page 128)

Fairness Opinion of Ladenburg

On August 15, 2023, Ladenburg orally rendered its opinion to the Check-Cap board of directors (which was subsequently confirmed in writing by delivery of Ladenburg’s written opinion (the “Ladenburg Opinion”) addressed to the Check-Cap board of directors dated August 15, 2023), as to the fairness of the Exchange Ratio provided for in the Business Combination, from a financial point of view, to the holders of Check-Cap ordinary shares.

Fairness Opinion of Variance

On August 15, 2023, Variance orally rendered its opinion to the Check-Cap board of directors (which was subsequently confirmed in writing by delivery of Variance’s written opinion (the “Variance Opinion”) addressed to the Check-Cap board of directors dated August 15, 2023), as to the fairness of the Exchange Ratio provided for in the Business Combination from a financial point of view, to the holders of Check-Cap ordinary shares.

Ownership of New Parent Following the Business Combination (Page 142)

Following the Closing, current Keystone equityholders will own approximately 85% of the issued and outstanding shares of New Parent common stock on a fully diluted basis and current Check-Cap equityholders will own approximately 15% of the issued and outstanding shares of New Parent common stock on a fully diluted basis. Entities affiliated with Accelmed, currently the principal shareholder of Keystone, will own approximately 60% of the issued and outstanding shares of New Parent common stock. These percentages are subject to a net cash adjustment, such that if Check-Cap’s net cash (as determined in accordance with the Business Combination Agreement) as of the close of business on the last business day prior to the anticipated closing date is $1.0 million lower or higher than the net cash target of $22.3 million, there will be a linear adjustment to Check-Cap’s equityholders’ ownership in New Parent.

Governance of New Parent Following the Business Combination (Page 142)

Name of Company; Headquarters

Following the consummation of the Business Combination, New Parent’s name is expected to be changed to Keystone Dental Holdings, Inc., and Keystone is expected to change its name to KSDH Inc. The executive offices of New Parent will be located at 154 Middlesex Turnpike, Burlington, Massachusetts 01803. Following the consummation of the Business Combination, each of Keystone and Check-Cap will become a wholly-owned subsidiary of New Parent, Check-Cap will maintain a registered office in the State of Israel, and each of U.S. Merger Sub and Israel Merger Sub will cease to exist.

Board of Directors

Keystone and Check-Cap have agreed that, upon the consummation of the Business Combination, the board of directors of New Parent will be comprised of those individuals designated by Keystone, provided, however, that Check-Cap shall have the right to designate (x) one (1) initial director of New Parent if the New Parent board of directors as of immediately following the effective time of the U.S. Merger will have up to seven (7) members, and (y) two (2) initial directors of New Parent if the New Parent board of directors as of immediately following the effective time of the U.S. Merger will have more than seven (7) members.

Uri Geiger, the Managing Partner of Accelmed, is expected to serve as chairman of the board of directors of New Parent after the Business Combination.

Following the Business Combination the board of directors of New Parent will have a standing audit committee and compensation committee. The board of directors may also have a standing nominating committee, or the Board of Directors will assume that function.

Management

Keystone and Check-Cap expect that following the Business Combination Melker Nilsson will serve as Chief Executive Officer of New Parent and Amnon Tamir will serve as Chief Financial Officer of New Parent.

Interests of Check-Cap’s Directors and Executive Officers in the Business Combination (Page 143)

In considering the recommendation of the board of directors of Check-Cap, Check-Cap shareholders should be aware that Check-Cap’s directors and executive officers may have interests in the Business Combination that may be different from, or in addition to, the interests of Check-Cap shareholders generally. The Check-Cap board of directors was aware of these interests and considered them, among other matters, in evaluating and negotiating the Business Combination Agreement, in reaching its decision to adopt the Business Combination Agreement and approve the Business Combination Agreement and in recommending to Check-Cap shareholders that the Check-Cap shareholders vote to approve the Israeli Merger, the Business Combination Agreement and the other transactions to which Check-Cap is a party.

These interests are described in further detail in “The Business Combination—Interests of Check-Cap’s Directors and Executive Officers in the Business Combination Transaction” beginning on page 143 of this prospectus.

Interests of Keystone’s Directors and Executive Officers in the Business Combination (Page 144)

In considering the recommendation of the board of directors of Keystone, Keystone stockholders should be aware that Keystone’s directors and executive officers may have interests in the Business Combination that may be different from, or in addition to, the interests of Keystone stockholders generally. The Keystone board of directors was aware of these interests and considered them, among other matters, in evaluating and negotiating the Business Combination Agreement, in reaching its decision to adopt the Business Combination Agreement and approve the Business Combination Agreement and in recommending to Keystone stockholders that the Keystone stockholders vote to adopt the Business Combination Agreement and approve the Business Combination, including the U.S. Merger.

These interests are described in further detail in “The Business Combination—Interests of Keystone’s Directors and Executive Officers in the Business Combination Transaction” beginning on page 144 of this prospectus.

Regulatory Approvals (Page 145)

Under the Companies Law, Check-Cap and Israeli Merger Sub may not complete the Israeli Merger without first filing with the Israeli Companies Registrar a “merger proposal” setting forth specified details with respect to the Israeli Merger, within three days after the calling of the Check-Cap Shareholder Meeting. Check-Cap and Israeli Merger Sub filed the merger proposal with the Israeli Companies Registrar on November 5, 2023. In addition, each of Check-Cap and Israel Merger Sub is required to notify its creditors, if any, of the proposed merger.

In addition, following the Closing New Parent wishes to have Check-Cap, which will be a wholly-owned subsidiary of New Parent, distribute substantially all of its cash to New Parent. Under the Companies Law, a company may make a distribution only to the extent of its ‘profits’ (as defined in the Companies Law), unless a court approves the distribution. Check-Cap does not have sufficient ‘profits’ to make such intended distribution. Accordingly Check-Cap agreed in the Business Combination Agreement to prepare and file with the applicable Israeli District Court, in coordination with New Parent, a request for approval of the distribution of a Check-Cap dividend pursuant to Section 303 of the Companies Law and to take such other steps as are reasonably necessary in connection therewith. On September 7, 2023, Check-Cap filed with the District Court of Haifa such request for approval of the distribution of a Check-Cap dividend. The court may approve the distribution if it is convinced that there is no reasonable concern that the payment of a dividend will prevent Check-Cap from satisfying its existing and foreseeable obligations as they become due. Accordingly, the board of directors of Check-Cap has declared and approved the distribution following the Closing of a dividend in the amount of $21.3 million, being Check-Cap’s estimated cash as of the Closing, including an amount for the redemption of all of the Check-Cap redeemable warrants, net of estimated liabilities of Check-Cap, i.e., the foreseeable obligations of Check-Cap through closing, which will be distributable by the Israeli Surviving Company following the Closing, subject to the approval of the Israeli District Court (or any appeal instance). If such court approval is conditioned upon Check-Cap undertaking material obligations or restrictions, Check-Cap may not agree to such obligations or restrictions without the prior written consent of Keystone (which consent shall not be unreasonably withheld, conditioned or delayed), provided that in no event would Check-Cap be required to undertake any material obligations or restrictions prior to the Closing.

Finally, the Business Combination Agreement provides that New Parent will prepare, in coordination with Check-Cap, and file with the ISA an application for, and will use commercially reasonable efforts to obtain, an exemption and no-action letter from the ISA from the requirements of the Israeli Securities Law, 5728-1968 (“Israeli Securities Law”) concerning the publication of a prospectus in Israel in respect of the offering of the New Parent common stock to be issued to the Check-Cap shareholders and, to the extent necessary, the Keystone stockholders to whom the Israeli Securities Law applies. On September 14, 2023, New Parent filed an application with the ISA for such exemption and no-action letter, and on November 6, 2023, the ISA provided New Parent such exemption and no-action letter.

Conditions to Closing of the Business Combination (Page 177)

The approval of the Business Combination requires the affirmative vote of the holders of a majority of the Check-Cap ordinary shares present, in person or by proxy, and entitled to vote and voting on the matter at the Check-Cap Shareholder Meeting, excluding abstentions and broker non-votes (and other invalid votes) and excluding any Check-Cap ordinary shares that are held by (a) New Parent, Keystone, Israel Merger Sub or by any person holding, directly or indirectly, 25% or more of the voting power or the right to appoint 25% or more of the directors of New Parent, Keystone or Israeli Merger Sub, (b) a person or entity acting on behalf of New Parent, Keystone or Israeli Merger Sub or a person or entity described in clause (a) above, or (c) a family member of an individual contemplated by either of clause (a) or (b) above, or an entity controlled by New Parent, Keystone, Israeli Merger Sub or any of the foregoing. All holders of record of Check-Cap ordinary shares as of the close of business on November 6, 2023, the record date for the Check-Cap Shareholder Meeting, will be entitled to vote at the Check-Cap Shareholder Meeting. Each holder of Check-Cap ordinary shares will be entitled to cast one vote on each matter properly brought before the Check-Cap Shareholder Meeting for each Check-Cap ordinary share that such holder owned of record as of the record date.

In addition to approval of the Business Combination proposal by Check-Cap shareholders as described above, completion of the Business Combination is subject to the satisfaction of a number of other conditions, including (among others): authorization for listing of New Parent common stock on the NASDAQ stock market; the effectiveness of the Registration Statement of which this prospectus forms a part; the accuracy of representations and warranties under the Business Combination Agreement (subject to certain materiality exceptions) the absence of a material adverse effect on Keystone or Check-Cap; Keystone’s and Check-Cap’s performance of their respective obligations under the Business Combination Agreement; the receipt of a “no-action” letter from the Israel Securities Authority; the receipt of certain tax rulings from the Israel Tax Authority; the termination of any stockholders agreements, voting agreements, registration rights agreements, co-sale agreements and any other similar contracts between Keystone and any holders of Keystone capital stock; the Registration Rights Agreement pursuant to which New Parent will provide certain Keystone stockholders certain registration rights with respect to the shares of New Parent common stock shall have been executed by the parties; New Parent shall have delivered an undertaking of New Parent, and Check-Cap shall have delivered a notice, in each case to be submitted to the Israel Innovation Authority; Check-Cap taken all actions necessary to terminate the employment of substantially all of the Check-Cap employees and terminate the consulting relationship with substantially all of the independent contractors of Check-Cap; and the Israeli District Court shall have approved a distribution by Check-Cap in the amount of $21.3 million (including an amount for the redemption of all of the redeemable Check-Cap warrants), subject to and following the Closing. In addition, under the Companies Law, a minimum of 50 days must elapse from the date of the filing of the merger proposal by both merging companies with the Israeli Companies Registrar before the Israeli Merger can become effective, and the Israeli Merger may not be effective until the expiration of 30 days from the date of the approval of the Israeli Merger by Check-Cap’s shareholders. For more information, see “Business Combination Agreement–Conditions to Closing” below.

Termination of the Business Combination Agreement (Page 179)

Termination

The Business Combination Agreement may be terminated and the Business Combination abandoned prior to the Closing Date as follows:

(a)	by mutual written consent of Check-Cap and Keystone;

(b)

by either Check-Cap or Keystone if the Business Combination will not have been consummated by January 31, 2024 (as potentially extended as described as follows, the “Agreement End Date”); provided that in the event that the Commission has not declared effective the Registration Statement of which this prospectus forms a part by the date which is sixty (60) days prior to the Agreement End Date, the Agreement End Date will automatically be extended one (1) time for an additional three (3) months;

(c)

with certain exceptions, by either Check-Cap or Keystone if a governmental authority will have issued a final and nonappealable order, or will have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Business Combination;

(d)	by Check-Cap if the Keystone Stockholder Written Consent is not delivered to Check-Cap within twenty-four (24) hours following the execution and delivery of the Business Combination Agreement;

(e)	by either Check-Cap or Keystone if (i) the Check-Cap Shareholder Meeting will have been held and completed and the Check-Cap shareholders will have taken a final vote on the Check-Cap Shareholder

Transaction Matters and (ii) the Check-Cap Shareholder Transaction Matters will not have been approved at the Check-Cap Shareholder Meeting by the Check-Cap Shareholder Transaction Approval;

(f)

by Keystone (at any time prior to the approval of the Check-Cap Shareholder Transaction Matters by the Check-Cap Shareholder Transaction Approval) if a Check-Cap Board Adverse Recommendation Change will have occurred;

(g)

by Check-Cap, upon a breach of any representation, warranty, covenant or agreement of Keystone, New Parent or the Merger Subs set forth in the Business Combination Agreement or if any representation or warranty of Keystone, New Parent or the Merger Subs will have become inaccurate, in either case, such that certain conditions set forth in the Business Combination Agreement would not be satisfied as of the time of such breach or as of the time such representation or warranty will have become inaccurate, subject to certain exceptions and conditions as set forth in the Business Combination Agreement;

(h)

by Keystone, upon a breach of any representation, warranty, covenant or agreement of Check-Cap set forth in the Business Combination Agreement or if any representation or warranty of Check-Cap will have become inaccurate, in either case, such that certain conditions set forth in the Business Combination Agreement would not be satisfied as of the time of such breach or as of the time such representation or warranty will have become inaccurate, subject to certain exceptions and conditions as set forth in the Business Combination Agreement;

(i)

by Check-Cap (at any time prior to the approval of the Check-Cap Shareholder Transaction Matters by the Check-Cap Shareholder Transaction Approval) and following compliance with all of the requirements set forth in the proviso hereto, upon the Check-Cap board of directors authorizing Check-Cap to enter into a Permitted Alternative Agreement (other than an Acceptable Confidentiality Agreement), subject to certain exceptions and conditions as set forth in the Business Combination Agreement;

(j)

by Keystone (at any time prior to the approval of the Check-Cap Shareholder Transaction Matters by the Check-Cap Shareholder Transaction Approval) and following compliance with all of the requirements set forth in the proviso hereof, upon the Keystone board of directors authorizing Keystone to enter into a Permitted Alternative Agreement (other than an Acceptable Confidentiality Agreement), subject to certain exceptions and conditions as set forth in the Business Combination Agreement; or

(k)

by Check-Cap if Keystone has not complied with its obligation to amend the certain Common Stock Purchase Agreement, by and among Keystone and certain Keystone stockholders party thereto, dated as of August 31, 2021 (the “Keystone 2021 SPA”) within the timeframe set forth in the Business Combination Agreement, or if any investor under the Keystone 2021 SPA shall have exercised their redemption rights thereunder. This condition was satisfied in September 2023 when Keystone and the other parties thereto entered into the Waiver and Amendment to the Keystone 2021 SPA (the “Waiver and Amendment to Keystone 2021 SPA”) pursuant to which, subject to the occurrence of the Closing, as consideration for the waiver by the other parties of certain redemption and anti-dilution rights under Sections 1.5 and 1.6 of the Keystone 2021 SPA, respectively, Keystone agreed to issue such parties additional shares of Keystone common stock immediately prior to the Closing.

Termination Fees

Keystone Termination Fee.

Check-Cap will pay to Keystone a nonrefundable fee in the amount of (i) $1,500,000 plus (ii) fees and expenses incurred by Keystone in connection with the Business Combination not to exceed $1,500,000, if the Business Combination Agreement is terminated in the following circumstances:

(a)	by Check-Cap or Keystone following the failure to obtain the Check-Cap Shareholder Transaction Approval at the Check-Cap Shareholder Meeting as set forth in the Business Combination Agreement,

provided that (i) at any time prior to the Check-Cap Shareholder Meeting, an Acquisition Proposal with respect to Check-Cap has been publicly announced, disclosed or otherwise communicated by the Check-Cap board of directors and has not been withdrawn, and (ii) within twelve (12) months after the date of such termination, Check-Cap enters into a definitive agreement with respect to an Acquisition Transaction;

(b)	by Keystone following the occurrence of a Check-Cap Board Adverse Recommendation Change; or

(c)

by Check-Cap following the Check-Cap board of directors authorizing Check-Cap to enter into a Permitted Alternative Agreement, provided that Check-Cap enters into a definitive agreement with respect to an Acquisition Transaction in accordance with a Permitted Alternative Agreement.

Check-Cap Termination Fee.

Keystone will pay to Check-Cap a nonrefundable fee in the amount of (i) $4,000,000 plus (ii) fees and expenses incurred by Check-Cap in connection with the Business Combination not to exceed $1,000,000, if the Business Combination Agreement is terminated in the following circumstances:

(a)	by Check-Cap following Keystone’s failure to obtain the Keystone Stockholder Written Consent within twenty-four (24) hours following execution of the Business Combination Agreement; or

(b)

by Keystone following the Keystone board of directors authorizing Keystone to enter into a Permitted Alternative Agreement, provided that Keystone enters into a definitive agreement with respect to an Acquisition Transaction in accordance with a Permitted Alternative Agreement.

Effect of Termination

Except as otherwise set forth in the Business Combination Agreement, in the event of the termination of the Business Combination Agreement, it will become of no further force or effect, except that such termination will not relieve any party of any liability for fraud or for any willful and material breach of any representation, warranty, covenant, obligation or other provision contained in the Business Combination Agreement.

Fees and Expenses

Except as otherwise set forth in the Business Combination Agreement, all transaction costs incurred in connection with the Business Combination shall be paid by the party incurring such transaction costs, whether or not the Business Combination is consummated, provided that Check-Cap and Keystone shall share equally all transaction costs incurred in relation to the printing and filing with the Commission of the registration statement of which this prospectus forms a part (including any financial statements and exhibits) and any amendments or supplements thereto and paid to a financial printer or the Commission.

No Solicitation / Change in Recommendation (Pages 171-172)

Each of Check-Cap and Keystone has agreed to customary “no shop” obligations, subject to a customary “fiduciary out” in the case of Check-Cap.

Agreements Related to the Business Combination (Page 125)

Registration Rights Agreement (Page 125)

In connection with the transactions contemplated by the Business Combination Agreement, New Parent will enter into a Registration Rights Agreement with Accelmed, AGP and Melker Nilsson, the CEO of New Parent. The agreement provides each of such parties with certain demand and/or “piggyback” registration rights with respect to shares of New Parent common stock they own, subject to certain limits and conditions. All fees and expenses incidental to New Parent’s performance of or compliance with its obligations under the Registration Rights Agreement (excluding certain expenses and fees) will be borne by New Parent.

Support Agreement (Page 126)

Concurrently with the execution of the Business Combination Agreement, Accelmed and AGP entered into a Support Agreement with Keystone and Check-Cap. The Support Agreement generally provides that Accelmed and AGP will vote all of the shares of Keystone common stock they own in favor of the approval and adoption of the Business Combination Agreement and the transactions thereunder and against any action, agreement or transaction or proposal that would reasonably be expected to result in the failure of the transactions from being consummated.

Lock-up Agreements (Page 126)

Concurrently with the execution of the Business Combination Agreement, Accelmed, AGP, Melker Nilsson and certain directors and officers of Check-Cap entered into Lock-Up Agreements with New Parent. The Lock-Up Agreements generally provide that each of such parties agreed to certain restrictions on transfers of any shares of New Parent’s common stock they own for a period of 180 days following the date of the Closing without the prior written consent of New Parent.

Material U.S. Tax Consequences of the Business Combination for Holders of Keystone Securities (Page 147)

Assuming that the U.S. Merger and the Israeli Merger will be consummated as described in the Business Combination Agreement, (i) the U.S. Merger should qualify as a “reorganization” under Section 368(a)(1) of the Code, and (ii) taken together, the Business Combination should qualify as a transaction described in Section 351 of the Code. Therefore, subject to various conditions and assumptions, a U.S. holder of shares of Keystone common stock receiving shares of New Parent common stock pursuant to the Business Combination should not recognize gain or loss with respect to the receipt of such shares for U.S. federal tax purposes. Likewise, the Keystone warrants and options and the New Parent warrants and options received in exchange therefore should constitute “securities” that can be exchanged tax-free in the reorganization, much like the stock exchanged in the Business Combination. If the Business Combination fails to qualify as a “reorganization under Section 368(a) of the Code and as an “exchange” described in Section 351 of the Code, then a U.S. holder would recognize gain or loss upon the exchange of the holder’s shares of Keystone common stock for shares of New Parent common stock equal to the difference between the fair market value, at the time of the exchange, of the New Parent common stock and such U.S. holder’s tax basis in the shares of Keystone common stock surrendered in the Business Combination. Likewise, if the Business Combination does not qualify as a reorganization under Section 368(a)(1) of the Code, then even if the Business Combination qualifies as an exchange under Section 351 of the Code with respect to the stock, Section 351 of the Code does not permit the receipt of securities or other property that is not stock (such as the New Parent warrants and options to be received in exchange for the Keystone warrants and options) on a tax-free basis and therefore holders of Keystone warrants and options should recognize gain or loss on the exchange equal to the difference between the fair market value of the New Parent warrants and options received and the holder’s tax basis in the Keystone warrants and options surrendered in the exchange. The conclusion that the U.S. Merger should qualify as a reorganization under Section 368(a) of the Code depends, in part, on at least 80% of the shares of Keystone common stock being exchanged for New Parent common stock. If dissenters exercise their dissenters’ rights with respect to more than 20% of the shares of Keystone common stock, the U.S. Merger will fail to qualify as a reorganization under Section 368(a) of the Code.

Tax matters are complicated, and the tax consequences of the Business Combination to Keystone securityholders will depend on their particular situation. You are encouraged to consult your tax advisors regarding the specific tax consequences of the Business Combination applicable to you. For more information, see the section entitled “The Business Combination – Material U.S. Tax Consequences of the Business Combination for Holders of Keystone Securities” beginning on page 147 of this prospectus.

Material U.S. Tax Consequences for Holders of Check-Cap Securities (Page 151)

The Business Combination should constitute an integrated transaction that qualifies as a tax-deferred exchange under Section 351(a) of the Code. Assuming such qualification, and subject to the application of the PFIC rules, U.S. holders (as defined under the section entitled “The Business Combination – Material U.S. Tax Consequences of the Business Combination for Holders of Check-Cap Securities”) of Check-Cap ordinary shares should not recognize any gain or loss on such exchange. However, the Israeli Merger generally should be a taxable transaction to U.S. holders of Check-Cap warrants regardless of whether it qualifies under Section 351(a) of the Code.

For additional discussion of the U.S. federal income tax consequences of the Israeli Merger, including the PFIC rules, see the section entitled “The Business Combination – Material U.S. Tax Consequences of the Business Combination for Holders of Check-Cap Securities” beginning on page 151 of this prospectus.

Material Israeli Tax Consequences of the Business Combination (Page 159)

Generally, the exchange of Keystone securities and Check-Cap securities for the Business Combination consideration should be treated as a sale and subject to Israeli tax both for Israeli and non-Israeli resident securityholders. However, certain relief and/or exemptions may be available under Israeli law or under applicable tax treaties. In addition, Keystone and Check-Cap have filed applications for various tax rulings with the ITA relating to the consideration to be received in the Business Combination. Obtaining such tax rulings is a condition to the closing of the Business Combination.

Tax matters are complicated, and the tax consequences of the Business Combination to Check-Cap securityholders and Keystone securityholders will depend on their particular situation. You are encouraged to consult your tax advisors regarding the specific tax consequences of the Business Combination applicable to you. For more information, see the section entitled “The Business Combination – Material Israeli Tax Consequences of the Business Combination” beginning on page 159 of this prospectus.

Appraisal Rights (Page 325)

Appraisal rights are not available to holders of Check-Cap ordinary shares in connection with the Business Combination and the transactions contemplated thereby. Keystone stockholders are entitled to statutory appraisal rights in connection with the Business Combination under Section 262 of the DGCL.

Nasdaq Stock Market Listing (Page 165)

New Parent common stock is currently not traded on a stock exchange. New Parent has applied to list the New Parent common stock to be issued in the Business Combination on the Nasdaq Capital Market under the symbol “KSD”.

Delisting and Deregistration of Check-Cap Ordinary Shares (Page 165)

If the Business Combination is consummated, Check-Cap ordinary shares will be delisted from Nasdaq and deregistered under the Exchange Act, and Check-Cap will no longer be required to file periodic reports with the Commission.

Comparison of Rights of Holders of New Parent Common Stock and Holders of Check-Cap Ordinary Shares (Page 310)

If the Business Combination is completed, Check-Cap shareholders will receive as consideration shares of New Parent common stock. Pursuant to the terms of the Business Combination Agreement, immediately prior to the Closing, New Parent’s certificate of incorporation and bylaws will be amended and restated to be in substantially the forms attached as Annex D and Annex E, respectively, to this prospectus. As a result, the rights of Check-Cap shareholders following the Business Combination will be governed by Keystone’s Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and by the DGCL. These rights will differ in certain material respects from the rights of such shareholders under Check-Cap’s Articles of Association and the Companies Law. For more detailed information regarding a comparison of the rights of holders of New Parent common stock and holders of Check-Cap ordinary shares, see the section entitled “Comparison of Rights of Holders of New Parent Common Stock and Holders of Check-Cap Ordinary Shares” beginning on page 310 of this prospectus.

Summary Risk Factors

New Parent is subject to a number of risks, including risks related to the Business Combination and those that may prevent New Parent from achieving its business objectives or that may adversely affect its business, financial condition and results of operations. You should carefully consider the risks discussed in the section titled “Risk Factors,” including the following risks, before investing in New Parent common stock:

•

The number of shares of New Parent common stock that Keystone stockholders and Check-Cap shareholders will receive under the Business Combination Agreement is based on fixed exchange ratios. The market value of the shares of New Parent common stock to be issued upon completion of the Business Combination is unknown, and therefore, Keystone stockholders and Check-Cap shareholders cannot be certain, at the time they are being asked to vote, of the value of the portion of the Business Combination consideration to be paid in New Parent common stock.

•	The amount of Business Combination consideration is dependent on the amount of net cash of Check-Cap as of the Closing.

•	Keystone will be subject to business uncertainties and contractual restrictions while the Business Combination is pending.

•	Keystone or Check-Cap may waive one or more of the closing conditions to the Business Combination without re-soliciting stockholder approval.

•

The unaudited pro forma combined financial statements included in this prospectus are preliminary and the actual financial condition and results of our operations after the Business Combination may differ materially.

•

The market price for shares of New Parent common stock may decline as a result of some of New Parent’s stockholders selling their shares of New Parent common stock following the closing of the Business Combination.

•	Ownership of New Parent’s common stock will be highly concentrated after consummation of the Business Combination.

•

The market price of New Parent common stock after the Business Combination may be affected by factors different from those currently affecting the financial condition, results of operations and business of Check-Cap.

•	The termination fee and restrictions on solicitation contained in the Business Combination Agreement may discourage other companies from trying to acquire Keystone or Check-Cap.

•	Failure to consummate the Business Combination could adversely affect Keystone’s and Check-Cap’s future prospects.

•

Some of Keystone’s and Check-Cap’s directors and officers may have interests that are different from yours, which may influence them to support or approve the Business Combination and the issuance of shares of New Parent common stock.

•	The lack of a public market for New Parent common stock makes it more difficult to evaluate the fairness of the Business Combination.

•

New Parent’s Certificate of Incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for certain legal actions between New Parent and its stockholders, which could limit our stockholders’ ability to obtain a judicial forum viewed by the stockholders as more favorable for disputes with New Parent or its directors, officers or employees, and the enforceability of the exclusive forum provision may be subject to uncertainty.

•

If the Business Combination does not qualify as a tax-deferred exchange for U.S. federal income tax purposes, U.S. holders of Check-Cap ordinary shares may recognize taxable gain as a result of the Israeli Merger.

•	Keystone has a history of significant net losses, it expects to continue to incur operating losses for the foreseeable future and it may not be able to achieve or sustain profitability.

•

There is substantial doubt about Keystone’s ability to continue as a going concern and, while this condition is expected to be alleviated by the consummation of the Business Combination, there is no assurance that Keystone will have sufficient resources to fund its operations in the future.

•	Keystone has grown significantly in a short period of time. If Keystone fails to manage its growth effectively, its business could be materially adversely affected.

•

The terms of Keystone’s credit agreement require Keystone to meet certain operating and financial covenants and place restrictions on its operating and financial flexibility, which, if violated, could result in the acceleration of the amounts due. If Keystone raises additional capital through debt financing, the terms of any new debt could further restrict its ability to operate its business.

•	The majority of Keystone’s products are produced at one facility, and a significant disruption or disaster at such a facility could have a material adverse effect on its results of operations.

•

Keystone is dependent upon a limited number of distributors for a significant portion of its sales, and loss of a key distributor could result in a loss of a significant amount of Keystone’s sales. In addition, adverse changes in Keystone’s relationships with, or the financial condition, performance, purchasing patterns or inventory levels of, key distributors and other channel partners could adversely affect Keystone’s financial statements.

•

If Keystone fails to obtain or maintain approvals, clearances or certifications from the FDA or other applicable foreign regulatory authorities to market and sell our products, or are granted de novo classification, or if such approval or de novo classification is delayed, Keystone’s business will be materially harmed.

•

In the future, certain of Keystone’s products may be subject to clinical trials, the results of which may be unexpected, may not be positive, may not support Keystone’s claims or may be perceived as unfavorable by the market, and could have a material adverse effect on our business, financial condition or results of operations. Clinical trials may also be necessary to support a 510(k) clearance, comparable marketing authorization, or certification. Such trials may require the enrollment of large numbers of patients and suitable patients may be difficult to identify and recruit. Delays or failures in its clinical trials may prevent Keystone from commercializing modified or new products and may adversely affect Keystone’s business, financial condition and results of operations.

•

Keystone’s business is subject to extensive regulation, and the failure to comply with those regulations could adversely affect Keystone’s financial conditions and results of operations and harm Keystone’s business, including its reputation.

•

If Keystone or its current or future licensors are unable to obtain and maintain patent or other intellectual property protection for any products Keystone develops or for Keystone’s technology, or if the scope of the patent and other intellectual property protection obtained is not sufficiently broad, Keystone’s competitors could develop and commercialize products and technology similar or identical to Keystone’s, and Keystone’s ability to successfully commercialize any products it may develop, and its technology, may be harmed.

•	If Keystone fails to comply with its obligations in its intellectual property licenses, it could lose rights that are important to its business.

•	The commercial success of Keystone’s products and technologies will depend upon the degree of market acceptance of them by dental practitioners.

•

Keystone faces intense competition and if it is unable to compete effectively, it may experience decreased demand and decreased market share. Even if Keystone competes effectively, it may be required to reduce prices for its products and services.

•

New Parent is an “emerging growth company” and a “smaller reporting company” and, since Accelmed will own a majority of New Parent’s outstanding common stock following the Closing, expects to be a “controlled company” and we cannot be certain if the reduced disclosure and corporate governance requirements applicable to New Parent will make its common stock less attractive to investors.

•

Political, economic and military instability in Israel, including the recent attack by Hamas and other terrorist organizations from the Gaza Strip and Israel’s war against them, may impede Keystone’s ability to operate and harm its financial results.

New Parent also faces a number of other challenges and risks discussed throughout this prospectus. You should read the entire prospectus carefully, including “Risk Factors,” “Information about Keystone—Keystone Business,” “Information about Keystone—Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Unaudited Pro Forma Combined Financial Statements”.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements made under the headings “Summary,” “Risk Factors—Risks Related to Keystone and Ownership of New Parent Common Stock Following the Business Combination”, “Information about Keystone—Keystone Business”, “Information about Keystone—Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Unaudited Pro Forma Combined Financial Statements and elsewhere in this prospectus contains forward-looking statements that reflect our plans, beliefs, expectations and current views with respect to, among other things, future events and financial performance. Forward-looking statements are often characterized by the use of words such as “believes,” “estimates,” “expects,” “projects,” “may,” “intends,” “plans” or “anticipates,” or by discussions of strategy, plans or intentions. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from historical results or any future results, performance or achievements expressed, suggested or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to:

•	the expected growth of Keystone’s business and our organization;

•	estimates of Keystone’s total addressable market and our expectations about market trends;

•	Keystone’s business model and strategic plans for Keystone’s products, technologies, including Keystone’s Nexus iOS products, and business, including our implementation thereof;

•	whether Keystone is able to achieve commercial success and market acceptance for its products;

•	our expectations regarding competitive companies and technologies and our industry generally;

•	the impact on our business, financial condition and results of operation from any pandemic, epidemic or outbreak of an infectious disease in the United States or worldwide;

•	our ability to manage and grow Keystone’s business by expanding our commercial organization and increasing our sales to existing and new customers in current and new geographies;

•	our expectations regarding government and third-party payor coverage and reimbursement;

•	our ability to manufacture sufficient quantities of Keystone’s products with sufficient quality;

•	our ability to accurately forecast customer demand for Keystone’s products and manage our inventory;

•	our ability to establish and maintain intellectual property protection for our products or avoid future claims of infringement;

•

the United States Food and Drug Administration (the “FDA”) or other United States or foreign regulatory actions affecting us or the healthcare industry generally, including healthcare reform measures in the United States;

•	the timing or likelihood of regulatory filings and approvals;

•	our ability to hire and retain key personnel;

•	our ability to obtain financing;

•	our plans to conduct further clinical trials;

•	the volatility of the trading price of New Parent common stock;

•	our compliance with extensive Nasdaq requirements and government laws, rules and regulations both in the United States and internationally; and

•	our expectations regarding the time during which we will be an emerging growth company under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”).

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements.

These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. While we believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control. These and other important factors, including those discussed in this prospectus under the headings “Summary,” “Risk Factors – Risks Related to Keystone and Ownership of New Parent Common Stock Following the Business Combination”, “Information about Keystone – Keystone Business”, “Information about Keystone—Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Unaudited Pro Forma Combined Financial Statements” may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update them publicly in light of new information or future events, except as required by law. The inclusion of this forward-looking information should not be regarded as a representation by us or any other person that the future plans, estimates or expectations contemplated by us will be achieved.

You should carefully consider the “Risk Factors” and subsequent public statements, or reports filed with or furnished to the Commission, before making any investment decision with respect to our securities. If any of these trends, risks or uncertainties actually occurs or continues, our business, financial condition or operating results could be materially adversely affected, the trading prices of New Parent common stock could decline and you could lose part or all of your investment. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this cautionary statement.

RISK FACTORS

Investing in New Parent common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with the information included elsewhere in this prospectus. The risks and uncertainties described below are those that we have identified as material, but are not the only risks and uncertainties facing us. Keystone’s business is also subject to general risks and uncertainties that affect many other companies, such as market conditions, economic conditions, geopolitical events, changes in laws, regulations or accounting rules, fluctuations in interest rates, terrorism, wars or conflicts, major health concerns, natural disasters or other disruptions of expected business conditions. Additional risks and uncertainties not currently known to us or that we currently believe are immaterial also may impair our business, including our results of operations, liquidity and financial condition. In such case, the trading price of New Parent common stock could decline, and you may lose all or part of your investment. This prospectus also contains forward-looking statements and estimates that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of specific factors, including the risks and uncertainties described below.

Risks Related to the Business Combination

The number of shares of New Parent common stock that Keystone stockholders and Check-Cap shareholders will receive under the Agreement is based on fixed exchange ratios. The market value of the shares of New Parent common stock to be issued upon completion of the Business Combination is unknown, and therefore, Keystone stockholders and Check-Cap shareholders cannot be certain, at the time they are being asked to vote, of the value of the portion of the Business Combination consideration to be paid in New Parent common stock.

Keystone stockholders and Check-Cap shareholders will receive a fixed number of shares of New Parent common stock in the Business Combination rather than a number of shares with a particular fixed market value. The market value of Check-Cap ordinary shares has fluctuated since the date of the announcement of the Business Combination and will continue to fluctuate from the date of this filing to the date of the Check-Cap Shareholder Meeting and the closing date of the Business Combination, which could occur a considerable amount of time after the date of the Check-Cap Shareholder Meeting. The market value of Check-Cap ordinary shares at the time of the closing of the Business Combination may vary significantly from its price on the date of the Business Combination Agreement, the date of this filing or the date of the Check-Cap Shareholder Meeting. Because the exchange ratio will not be adjusted to reflect any change to the value of Check-Cap ordinary shares, the market value of New Parent common stock issued in the Business Combination and the Check-Cap ordinary shares surrendered in the Business Combination may be higher or lower than the value of such stock on earlier dates. Also, because the market value of the shares of New Parent common stock to be issued upon completion of the Business Combination is unknown, Keystone stockholders and Check-Cap shareholders cannot be certain, at the time they are being asked to vote, of the value of the portion of the Business Combination consideration to be paid in New Parent common stock.

The amount of Business Combination consideration is dependent on the amount of net cash of Check-Cap as of the Closing.

Following the Closing, current Check-Cap equityholders will own approximately 15% of the issued and outstanding shares of common stock of New Parent on a fully diluted basis and current Keystone equityholders will own approximately 85% of the issued and outstanding shares of common stock of New Parent on a fully diluted basis. These percentage are subject to a net cash adjustment, such that if Check-Cap’s net cash (as determined in accordance with the Business Combination Agreement) as of the close of business on the last business day prior to the anticipated closing date is $1.0 million lower or higher than the net cash target of $22.3 million, there will be a linear adjustment to Check-Cap’s equityholders’ ownership in New Parent. We cannot assure you that any actions taken by Check-Cap to attempt to maintain its current level of net cash between now and Closing will be successful.

Keystone will be subject to business uncertainties and contractual restrictions while the Business Combination are pending.

Uncertainty about the effect of the Business Combination on employees, vendors and customers may have an adverse effect on Keystone after the Closing. These uncertainties may impair Keystone’s ability to retain and motivate key personnel and could cause customers and others that deal with Keystone to defer or decline entering into contracts with Keystone, making other decisions concerning Keystone or seek to change existing business relationships with Keystone. In addition, if key employees depart because of uncertainty about their future roles and the potential complexities of the Business Combination, Keystone’s businesses could be harmed. Furthermore, the Business Combination Agreement places certain restrictions on the operation of each of Keystone and Check-Cap prior to the Closing, which may delay or prevent Keystone and Check-Cap from undertaking certain actions or business opportunities that may arise prior to the consummation of the Business Combination. See “The Business Combination Agreement—Interim Operation Covenants of Check-Cap” beginning on page 168 of this prospectus and “The Business Combination Agreement—Interim Operation Covenants of Keystone” beginning on page 170 of this prospectus for a description of the restrictive covenants applicable to Keystone and Check-Cap.

Third parties may terminate or alter existing contracts or relationships with Keystone.

Keystone has contracts with customers, vendors and other business partners. Counterparties to these contracts and other third parties with which Keystone may reduce the scope of or otherwise materially adversely alter their relationships with Keystone in anticipation of the Business Combination. The pursuit of such rights may result in Keystone suffering a loss of potential future revenue, incurring liabilities in connection with a breach of such agreements or losing rights that are material to its business. Any such disruptions could limit our ability to achieve the anticipated benefits of the Business Combination. The adverse effect of such disruptions could also be exacerbated by a delay in the completion of the Business Combination or the termination of the Business Combination.

Keystone or Check-Cap may waive one or more of the closing conditions to the Business Combination without re-soliciting stockholder approval.

Each of Keystone and Check-Cap has the right to waive certain of the closing conditions to the Business Combination. Any such waiver may not require re-solicitation of shareholders, in which case stockholders of Keystone and shareholders of Check-Cap will not have the chance to change their votes as a result of any such waiver and Keystone and Check-Cap will have the ability to complete the Business Combination without seeking further stockholder approval. Any determination whether to waive any condition to the Business Combination, whether stockholder approval would be re-solicited as a result of any such waiver or whether this prospectus would be amended as a result of any waiver, will be made by Keystone or Check-Cap, as applicable, at the time of such waiver based on the facts and circumstances as they exist at that time, and any such waiver could have an adverse effect on New Parent.

The unaudited pro forma combined financial statements included in this prospectus are preliminary and the actual financial condition and results of our operations after the Business Combination may differ materially.

This prospectus includes unaudited pro forma condensed combined financial statements for New Parent. The unaudited pro forma combined statements of comprehensive loss for the year ended December 31, 2022 and the six months ended June 30, 2023, combine the historical consolidated statements of comprehensive loss of Keystone and Check-Cap, giving effect to the Business Combination as if it had occurred on January 1, 2022, and the unaudited pro forma condensed combined balance sheet as of June 30, 2023 combines the historical consolidated balance sheets of Keystone and Check-Cap, giving effect to the Business Combination as if it had occurred on June 30, 2023. Both the unaudited pro forma combined statements of comprehensive loss and the unaudited pro forma combined balance sheet of New Parent should be read in conjunction with the financial statements and accompanying notes of each of Keystone and Check-Cap, which are included in this prospectus. The unaudited pro forma financial statements are presented for illustrative purposes only, are based on certain assumptions, address a hypothetical situation and reflect limited historical financial data. Therefore, the unaudited pro forma financial statements are presented for informational purposes only and are not necessarily indicative of what New Parent’s actual financial condition or results of operations would have been had the Business Combination been completed on the dates indicated. Accordingly, New Parent’s business, assets, results of operations and financial condition may differ significantly from those indicated by the pro forma financial statements included in this prospectus. For more information, see “Unaudited Pro Forma Combined Financial Information” and “Where You Can Find Additional Information” beginning on pages 186 and 326, respectively, of this prospectus.

The market price for shares of New Parent common stock may decline as a result of some of New Parent’s stockholders selling their shares of New Parent common stock following the closing of the Business Combination.

Sales of New Parent common stock by our stockholders after the completion of the Business Combination may cause the market price of New Parent common stock to decrease. Many Keystone stockholders and Check-Cap shareholders may decide not to hold the shares of New Parent common stock that they receive in the Business Combination. Other of our stockholders, such as funds with limitations on their permitted holdings of stock in individual issuers, may be required to sell the shares of New Parent common stock that they receive in the Business Combination. Such sales of New Parent common stock could have the effect of depressing the market price for New Parent common stock and may take place promptly following the Business Combination.

Ownership of New Parent’s common stock will be highly concentrated after consummation of the Business Combination.

After consummation of the Business Combination, a limited number of Keystone stockholders will have beneficial ownership of significant blocks of outstanding common stock of New Parent. Accelmed will own or control approximately 60% of the outstanding capital stock of Parent after the Business Combination. Accordingly, it will have the ability to control any corporate action requiring stockholder approval, including the election of directors, any approval of a business combination, consolidation or sale of all or substantially all of our assets or any other significant corporate transaction, even if the outcome sought by such stockholders is not in the interest of our other stockholders. It may also delay or prevent a change in control, even if such change in control would benefit our other stockholders. In addition, the significant concentration of stock ownership may adversely affect the value of New Parent common stock due to a resulting lack of liquidity of New Parent common stock or a perception among investors that conflicts of interest may exist or arise.

The market price of New Parent common stock after the Business Combination may be affected by factors different from those currently affecting the financial condition, results of operations and business of Check-Cap.

The business of Keystone differs from the Check-Cap business and, accordingly, the results of operations and the market price of New Parent common stock following the Business Combination may be significantly different from those currently affecting the independent results of operations of Check-Cap. For a discussion of the business of Keystone and of certain factors to consider in connection with those businesses, see the section entitled “Information about Keystone—Keystone Business” beginning on page 199 of this prospectus as well as the risks described elsewhere in “Risk Factors” and throughout this prospectus.

The termination fee and restrictions on solicitation contained in the Business Combination Agreement may discourage other companies from trying to acquire Keystone or Check-Cap.

Until the effective time of the Business Combination, with certain exceptions, the Business Combination Agreement prohibits both Keystone and Check-Cap from entering into or soliciting any acquisition proposal or offer for a Business Combination or other business combination with any other party. The Business Combination Agreement provides each of Keystone and Check-Cap with specified termination rights. If the Business Combination Agreement is terminated by Check-Cap to accept a superior acquisition proposal or under other circumstances specified in the Business Combination agreement, Check-Cap will be required to pay to Keystone a termination fee of $1.5 million, plus, in certain circumstances, up to $1.5 million of Keystone’s expenses associated with the Business Combination. These provisions could discourage other companies from trying to acquire Check-Cap unless those other companies are willing to offer significantly greater value. Likewise, if the Business Combination Agreement is terminated by Keystone to accept a superior acquisition proposal or under other circumstances specified in the Business Combination Agreement, Keystone will be required to pay to Check-Cap a termination fee of $4.0 million, plus, in certain circumstances, up to $1.0 million of Check-Cap’s expenses associated with the Business Combination. These provisions could discourage other companies from trying to acquire Keystone unless those other companies are willing to offer significantly greater value.

Failure to consummate the Business Combination could adversely affect Keystone’s and Check-Cap’s future prospects.

The Business Combination is subject to the satisfaction of various closing conditions, and neither Keystone nor Check-Cap can guarantee that the Business Combination will be successfully consummated. In the event that the Business Combination is not consummated for any reason, Keystone and Check-Cap will be subject to many risks, including the costs related to the Business Combination, such as legal, accounting and advisory fees, which must be paid even if the Business Combination is not consummated, and, potentially, the payment of a termination fee by Check-Cap or Keystone, as applicable under certain circumstances. If the Business Combination is not consummated, the market price of Check-Cap ordinary shares could decline. Keystone and Check-Cap also could be subject to litigation related to any failure to consummate the Business Combination or related to any enforcement proceeding commenced against Keystone or Check-Cap to perform their respective obligations under the Business Combination Agreement. Finally, if the Business Combination Agreement is terminated, Keystone or Check-Cap may be unable to find another party willing to engage in a similar transaction on terms as favorable as those set forth in the Business Combination Agreement, or at all. In particular, the negative publicity that could accompany such a termination could adversely impact Check-Cap’s ability to find an alternate partner for a strategic transaction or to obtain required financing for any such transaction. This could limit each company’s ability to pursue its strategic goals in the event the Business Combination is not consummated.

The rights of holders of Check-Cap ordinary shares will change as a result of the Business Combination.

After the Business Combination, the rights of those shareholders of Check-Cap who will become stockholders of New Parent will be governed by the laws of the State of Delaware, where New Parent is incorporated, which may be different from the laws of the State of Israel, and by New Parent’s Certificate of Incorporation and Bylaws, which may differ from Check-Cap’s organizational documents. For more information, see the section entitled “Comparison of Rights of Holders of New Parent Common Stock and Holders of Check-Cap Ordinary Shares” beginning on page 310 of this prospectus.

Some of Keystone’s and Check-Cap’s directors and officers may have interests that are different from yours, which may influence them to support or approve the Business Combination and the issuance of shares of New Parent common stock.

Certain officers and directors of Keystone and Check-Cap participate in arrangements that provide them with interests in the Business Combination that are different from those of other Check-Cap shareholders, including in some cases, their continued service as a director of New Parent, receipt of transaction bonuses and changes in executive compensation following the Closing and continued indemnification of directors and officers. These interests, among others, may influence the officers and directors of Keystone or Check-Cap to support or approve the Business Combination and the issuance of shares of New Parent common stock in the

Business Combination. For more information, see the section entitled “Comparison of Rights of Holders of New Parent Common Stock and Holders of Check-Cap Ordinary Shares” beginning on page 310 of this prospectus.

The lack of a public market for New Parent common stock makes it more difficult to evaluate the fairness of the Business Combination.

New Parent common stock is not traded in any public market. Accordingly, this makes it more difficult to determine the fair value of New Parent. Because the percentage of New Parent common stock to be issued to Check-Cap equityholders was determined based on negotiations between the parties to the Business Combination Agreement, it is possible that the value of the shares of New Parent common stock to be issued to Check-Cap shareholders in connection with the Business Combination will be greater than, or less than, the fair value of Check-Cap.

New Parent’s Certificate of Incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for certain legal actions between New Parent and its stockholders, which could limit our stockholders’ ability to obtain a judicial forum viewed by the stockholders as more favorable for disputes with New Parent or its directors, officers or employees, and the enforceability of the exclusive forum provision may be subject to uncertainty.

New Parent’s Certificate of Incorporation provides that, unless New Parent consents in writing to the selection of an alternative forum, the sole and exclusive forum, to the fullest extent permitted by law, for (1) any derivative action or proceeding brought on New Parent’s behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of New Parent’s current or former directors, officers or other employees or stockholders to us or New Parent’s stockholders, (3) any action asserting a claim against us or any of New Parent’s directors or officers or other employees or stockholders arising pursuant to, any action to interpret, apply, enforce any right, obligation or remedy under, any provision of the DGCL New Parent’s Certificate of Incorporation or Bylaws, or (4) any action asserting a claim that is governed by the internal affairs doctrine, under the DGCL shall be the Court of Chancery of the State of Delaware (or any state or federal court located within the State of Delaware if the Court of Chancery does not have jurisdiction) (the “Delaware Forum Provision”). Notwithstanding the foregoing, New Parent’s Certificate of Incorporation provides that the Delaware Forum Provision will not apply to suits brought to enforce a duty or liability created by the Exchange Act or the rules and regulations thereunder, or any other claim for which the federal courts have exclusive jurisdiction. Any person or entity purchasing or otherwise acquiring any interest in New Parent’s securities shall be deemed to have notice of and consented to this provision. Although New Parent believes these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of increasing shareholders’ difficulty in bringing claims against us or our directors and officers, increasing the costs associated with bringing such claims and discouraging such claims.

Additionally, New Parent’s Certificate of Incorporation provides that unless it consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in shares of New Parent’s capital stock are deemed to have notice of and consented to this provision. The Supreme Court of Delaware has held that this type of exclusive federal forum provision is enforceable. There may be uncertainty, however, as to whether courts of other jurisdictions would enforce such provision, if applicable.

If the U.S. Merger does not qualify as a reorganization for federal income tax purposes, holders of Keystone warrants and options will recognize taxable gain as a result of the U.S. Merger to the extent the fair market value of the New Parent warrants and options received exceed the tax basis of the Keystone warrants and options exchanged even if the Business Combination qualifies as an exchange under Section 351 of the Code, and if the U.S. Merger does not qualify as a reorganization for federal income tax purposes and the Business Combination does not qualify as an exchange under Section 351 of the Code, holders of Keystone common stock and holders of Keystone warrants and options will recognize taxable gain to the extent the fair market value of the New Parent commons stock or warrants and options exceed the tax basis of the Keystone common stock or warrants and options exchanged as a result of the U.S. Merger.

Although the U.S. Merger should qualify as a reorganization under Section 368(a) of the Code and the Business Combination should qualify as an exchange under Section 351 of the Code, the U.S. income tax rules regarding reorganizations under Section 368(a) of the Code and exchanges under Section 351 of the Code differ. Under Section 368(a) of the Code, securities (such as warrants and options) can be exchanged tax-free, but under Section 351 of the Code warrants and options are not allowed to be exchanged tax-free. Thus, if the U.S. Merger fails to qualify as a reorganization under Section 368(a) of the Code, holders of Keystone warrants and options will recognize taxable gain to the extent the fair market value of the New Parent warrants and options received exceed the tax basis of the Keystone warrants and options surrendered in the exchange even if the Business Combination qualifies as an exchange under Section 351 of the Code. If the U.S. Merger fails to qualify as a reorganization under Section 368(a) of the Code and the Business Combination fails to qualify as an exchange under Section 351 of the Code, then holders of Keystone common stock, warrants and options will all recognize taxable gain on the exchange to the extent the fair market value of New Parent common stock, warrants, or options received exceeds the holder’s tax basis in the Keystone common stock, warrants, or options exchanged. The conclusion that the U.S. Merger should qualify as a reorganization under Section 368(a) of the Code depends, in part, on at least 80% of the shares of Keystone common stock being exchanged for New Parent common stock. If dissenters exercise their dissenters’ rights with respect to more than 20% of the shares of Keystone common stock, the U.S. Merger will fail to qualify as a reorganization under Section 368(a) of the Code. Furthermore, the federal income tax rules regarding reorganizations under Section 368(a) of the Code and exchanges under Section 351 of the Code are complicated, and there is no assurance the Internal Revenue Service would not challenge the treatment of the transaction as tax-free.

If the Business Combination does not qualify as a tax-deferred exchange for U.S. federal income tax purposes, U.S. holders of Check-Cap ordinary shares may recognize taxable gain as a result of the Israeli Merger.

Although the Business Combination should constitute an integrated transaction that qualifies as a tax-deferred exchange under Section 351(a) of the Code, the requirements for tax-deferred treatment are complex and there can be no assurance that the IRS or any court will agree with this position. If the IRS were to successfully challenge the qualification of the Mergers under Section 351(a) of the Code, U.S. holders (as defined under the section entitled “The Business Combination—Material U.S. Federal Income Tax Considerations for Holders of Check-Cap Securities”) of Check-Cap ordinary shares could recognize taxable gain as a result of the Israeli Merger. In addition, even if the Business Combination qualifies for tax-deferred treatment under Section 351(a) of the Code, U.S. holders of Check-Cap ordinary shares may be required to recognize gain as a result of the application of the PFIC rules. Further, the Israeli Merger generally should be a taxable transaction to U.S. holders of Check-Cap warrants regardless of whether it qualifies under Section 351(a) of the Code.

The requirements for tax-deferred treatment, including the PFIC rules, are discussed in more detail under the section entitled “The Business Combination—Material U.S. Federal Income Tax Considerations for Holders of Check-Cap.” If you are a U.S. holder exchanging Check-Cap ordinary shares in the Israeli Merger, you should consult with your tax advisors to determine the tax consequences thereof.

The U.S. federal income tax treatment of the arrangement relating to the Check-Cap legacy assets is uncertain.

As described under the section entitled “Check-Cap Legacy Assets,” if Check-Cap receives proceeds from the transfer of its legacy assets, holders of Check-Cap ordinary shares may be entitled to receive (i) additional shares of New Parent common stock, if such proceeds are received prior to the Closing or if Check-Cap is contractually entitled to such proceeds within 90 days following the Closing Date, or (ii) a distribution of such proceeds, if such proceeds are received later. As discussed in more detail under the section entitled “Material U.S. Tax Consequences of Holders of Check-Cap Securities—U.S. Holders—The Israeli Mergers—Check-Cap Legacy Assets,” there is no authority directly on point addressing how such an arrangement should be treated for U.S. federal income tax purposes. Accordingly, holders of Check-Cap ordinary shares are urged to consult with their tax advisors regarding this issue.

Risks Related to Keystone and Ownership of New Parent Common Stock Following the Business Combination

Risks Related to Keystone’s Business, Financial Condition and Capital Requirements

Keystone is a company with a history of significant net losses, it expects to continue to incur operating losses for the foreseeable future and it may not be able to achieve or sustain profitability.

Keystone has incurred significant net losses in the substantial majority of its reporting periods since its inception. For the years ended December 31, 2022 and 2021, Keystone had a net loss of $27.8 million and $10.1 million, respectively, and for the six months ended June 30, 2023, it had a net loss of $10.6 million. Keystone expects to continue to incur additional losses in the future. As of December 31, 2022 and 2021, it had an accumulated deficit of $493.6 million and $465.8 million, respectively, and as of June 30, 2023, it had an accumulated deficit of $504.3 million. To date, Keystone has financed its operations primarily through net proceeds from the sale of its stock in private placements, indebtedness, including its credit agreement and, to a lesser extent, product revenues from sales of its implants, prosthetic solutions, biomaterial solutions and digital dentistry technology. The losses and accumulated deficit have primarily been due to the substantial investments Keystone has made to develop its products and software, costs related to its sales and marketing efforts, including costs related to clinical and regulatory initiatives to obtain marketing clearance or approval, and infrastructure improvements.

Keystone may also encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors and risks frequently experienced by medical technology companies in rapidly evolving fields. In addition, as a public company, it will incur significant legal, accounting and other expenses that it did not incur as a private company. Accordingly, Keystone expects to continue to incur significant operating losses for the foreseeable future and it cannot assure you that it will achieve profitability in the future or that, if it does become profitable, it will sustain profitability.

Keystone may never be successful in achieving its objectives and, even if it does, may never generate revenue that is significant or large enough to achieve profitability. If it does achieve profitability, it may not be able to sustain or increase profitability on a quarterly or annual basis and it will continue to incur substantial research and development and other expenditures to develop and market additional product candidates. Keystone’s failure to achieve and sustain profitability in the future will make it more difficult to finance its capital requirements needed to operate our business and accomplish our strategic objectives, which would have a material adverse effect on its business, financial condition and results of operations and cause the market price of New Parent common stock to decline.

There is substantial doubt about Keystone’s ability to continue as a going concern and, while this condition is expected to be alleviated by the consummation of the Business Combination, there is no assurance that Keystone will have sufficient resources to fund its operations in the future.

Keystone’s recurring losses from operations, recurring cash used in operating activities, accumulated deficit, expected working capital needs to fund its operations and debt obligations raise substantial doubt about Keystone’s ability to continue as a going concern.

As of June 30, 2023, Keystone’s available liquidity totaled $15.8 million, which was comprised of undrawn amounts on Keystone’s revolving line of credit of $5.0 million and available cash as of June 30, 2023, represented by Keystone’s total cash and cash equivalents of $10.8 million. Keystone’s net cash used in operations for the six months ended June 30, 2023 was $4.7 million. For the years ended December 31, 2022, and 2021, Keystone’s net losses from operations were $27.8 million and $10 million, respectively, and Keystone’s net cash used in operations was $25 million and $5 million, respectively.

As a result of Keystone’s losses, along with Keystone’s current cash and working capital position, Keystone currently does not have sufficient current resources to fund its planned operations for the next twelve months. If the Business Combination is consummated, it is anticipated that the net cash of Check-Cap will be distributable by Check-Cap to New Parent and made available to fund Keystone’s business, thereby alleviating this condition in the short term. Keystone believes that this amount, together with its existing cash and cash equivalents, will be sufficient to meet its capital requirements and fund its operations through at least the next 12 months from the date of this prospectus.

Keystone’s management’s plans include the continued increase in the sale of its products and raising capital through the sale of additional equity securities or debt. There can be no assurance that such plans will be achieved. If, following the consummation of the Business Combination, New Parent cannot successfully operate as a going concern, its stockholders may lose a large proportion of or even their entire investment.

See the risk factor below entitled “Keystone may need additional funding to finance its planned operations, and may not be able to raise capital when needed, which could force it to delay, reduce or eliminate one or more of its product development programs and future commercialization efforts.”

Keystone has grown significantly in a short period of time. If it ever fails to manage its growth effectively, its business could be materially adversely affected.

Keystone has experienced significant growth in a short period of time. For example, its total revenues for the year ended December 31, 2022 was $60.7 million, which represented an increase of $10.4 million, or 20.6%, over the year ended December 31, 2021, and for the six months ended June 30, 2023 was $33.4 million, which represented an increase of $3.0 million, or 9.8%, over the six months ended June 30, 2022. The number of Keystone’s full-time employees increased from 269 at December 31, 2021 to 323 at June 30, 2023. Keystone has also grown by way of acquisition, including the acquisitions of Paltop in 2019 and Osteon Medical in August 2021.

This growth has placed significant demands on Keystone’s management, financial, operational, technological, and other resources, and Keystone expects that its growth will continue to place significant demands on its management and other resources and will require it to continue developing and improving our operational, financial, and other internal controls, both in the United States and internationally. In particular, continued growth increases the challenges involved in a number of areas, including: recruiting and retaining sufficient skilled personnel, particularly in the United States where Keystone hopes to increase sales, providing adequate training and supervision to maintain its high quality standards, creating and marketing new and innovative products, keeping up with market trends and demands and preserving its culture and values. Keystone may not be able to address these challenges in a cost-effective manner or at all. If it does not effectively manage its growth, Keystone may not be able to execute on its business plan, respond to competitive pressures, take advantage of market opportunities, satisfy member requirements, or maintain high-quality product offerings, and its business, financial condition, and results of operations could be materially harmed.

The terms of Keystone’s credit agreement require Keystone to meet certain operating and financial covenants and place restrictions on its operating and financial flexibility, which, if violated, could result in the acceleration of the amounts due. If Keystone raises additional capital through debt financing, the terms of any new debt could further restrict its ability to operate its business.

Keystone’s outstanding debt instruments contain financial ratios and certain other covenants, which it is required to satisfy. Complying with these restrictions and covenants may make it more difficult for Keystone to successfully execute its business strategy. It may need to reduce the amount of its indebtedness outstanding from time to time in order to comply with such financial ratios, though no assurance can be given that Keystone will be able to do so.

As of June 30, 2023, Keystone had the following amount in debt outstanding: $5 million undrawn revolving credit facility due May 2027, $39.1 million, net of debt discount and issuance costs, under its Midcap Credit Agreement due May 2027 and $0.3 million under its Israel loan due August 2025. All of Keystone’s assets are pledged under its Midcap Credit Agreement, and its financial covenants require that Keystone maintains Minimum Net Revenue and provide Evidence of Compliance. As of June 30, 2023, Keystone was in compliance with the covenants under the Midcap Credit Agreement. Pursuant to the Midcap Credit Agreement, Keystone also issued 95,975 warrants to purchase shares of its common stock to Midcap at a price per share of $20.88.

The Midcap Credit Agreement contains customary representations and warranties, affirmative covenants and certain restrictive covenants related to, among others, limitations on the incurrence of additional debt, liens and other encumbrances on property, fundamental changes and acquisitions, including Business Combinations, consolidations and liquidations, changes to its type of business, use of cash and investment activities, dividends and other payments in respect of Keystone’s capital stock, payments and prepayments of certain debt, changes in Keystone’s fiscal year, sales of assets including Business Combinations with affiliates, licensing arrangements, modifications to material agreements and foundational documents, sale and leaseback arrangements and handling of hazardous materials.

The Midcap Credit Agreement also contains customary events of default. If Keystone fails to comply with its affirmative and restrictive covenants, including the financial covenants, payments or other terms of the agreement, Midcap could declare an event of default, which would give it the right to terminate its commitments and declare all amounts outstanding under the Midcap Credit Agreement immediately due and payable, together with accrued interest and all fees and other obligations. The amount of such repayment will include payment of any prepayment premium applicable due to the time of such payment. In addition, Midcap would have the right to proceed against the assets Keystone provided as collateral. If the debt under the Midcap Credit Agreement were accelerated, Keystone may not have sufficient cash or be able to sell sufficient assets to repay this debt, which would harm its business and financial condition.

If Keystone does not have or is unable to generate sufficient cash to repay its debt obligations when they become due and payable, either upon maturity or in the event of a default, Keystone’s assets could be foreclosed upon and it may not be able to obtain additional debt or equity financing on favorable terms, if at all, which may negatively impact its ability to operate and continue its business as a going concern. Moreover, regardless of a potential event of default, the debt under the Midcap Credit Agreement requires monthly payments starting June 1, 2025, and matures on May 1, 2027. As a result, Keystone may need to refinance or secure separate financing in order to repay amounts outstanding when due. However, no assurance can be given that an extension will be granted, that Keystone will be able to renegotiate the terms of the agreement with the Midcap or that Keystone will be able to secure separate debt or equity financing on favorable terms, if at all.

For additional information regarding Keystone’s indebtedness, see “Information about Keystone – Keystone’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity

and Capital Resources—Capital Resources” and Note 8 “Debt” to Keystone’s consolidated financial statements included elsewhere in this prospectus.

Keystone’s quarterly and annual operating results may fluctuate significantly and may not fully reflect the underlying performance of Keystone’s business. This makes Keystone’s future operating results difficult to predict and could cause its operating results to fall below expectations or any guidance we may provide.

Keystone’s quarterly and annual results of operations, including its revenues, profitability and cash flow, may vary significantly in the future, and period-to-period comparisons of our operating results may not be meaningful. Accordingly, the results of any one quarter or period should not be relied upon as an indication of future performance. Keystone’s quarterly and annual operating results may fluctuate significantly as a result of a variety of factors, many of which are outside its control and, as a result, may not fully reflect the underlying performance of Keystone’s business. Such fluctuations in quarterly and annual operating results may decrease the value of New Parent common stock. Because Keystone’s quarterly operating results may fluctuate, period-to-period comparisons may not be the best indication of the underlying results of its business and should only be relied upon as one factor in determining how Keystone’s business is performing. These fluctuations may occur due to a variety of factors, many of which are outside of Keystone’s control, including, but not limited to:

•	the level of adoption of and demand for its implants, prosthetic solutions, biomaterial solutions and digital dentistry technology;

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positive or negative coverage in the media or clinical publications, or changes in public, patient and/or dental practitioner perception, of its products or competing products, including its brand reputation;

•	the degree of competition in Keystone’s industry and any change in the competitive landscape, including consolidation among competitors or future partners;

•	any safety, reliability or effectiveness concerns that arise regarding Keystone’s products;

•	unanticipated pricing pressures in connection with the sale of Keystone’s products and downward pressure on healthcare costs in general;

•	the effectiveness of Keystone’s sales and marketing efforts, including its ability to deploy a sufficient number of qualified sales representatives to sell and market its products;

•	changes in reimbursement rates by government or commercial payors;

•	unanticipated delays in product development or product launches;

•	unanticipated delays in submission of regulatory materials, which could delay the launch of a product and/or affect exclusivity rights related to the product;

•	the cost of manufacturing its products, which may vary depending on the quantity of production, cost of labor and components and the terms of its arrangements with third-party suppliers;

•	Keystone’s ability to raise additional capital on acceptable terms, or at all, if needed to support the commercialization of our products;

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disruptions to its business and operations or to the business and operations of its suppliers and other third parties with whom it conducts business resulting from widespread health crises such as the COVID-19 pandemic;

•	Keystone’s ability to achieve and maintain compliance with all regulatory requirements applicable to its products;

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Keystone’s ability to obtain, maintain and enforce its intellectual property rights; its ability and its third- party suppliers’ ability to supply the components of Keystone’s products in a timely manner, in accordance with Keystone’s specifications, and in compliance with applicable regulatory requirements; and

•	introduction of new products or technologies that compete with Keystone’s products.

The cumulative effects of these factors could result in large fluctuations and unpredictability in Keystone’s quarterly and annual operating results. If Keystone’s assumptions regarding the risks and uncertainties it faces, which Keystone uses to plan its business, are incorrect or change due to circumstances in our business or our markets, or if it does not address these risks successfully, Keystone’s operating and financial results could deviate materially from its expectations and its business could suffer.

This variability and unpredictability could also result in Keystone’s failure to meet the expectations of industry or financial analysts or investors for any period. If its revenues or operating results fall below the expectations of analysts or investors or below any forecasts it may provide to the market, it will negatively affect Keystone’s business, financial condition and results of operations and cause the market price of our common stock to decline.

Keystone’s revenues also fluctuate on a seasonal basis, which affects the comparability of our results between periods. In particular, Keystone has experienced and expects to continue to experience seasonality in its business, with higher United States sales volumes in the fourth calendar quarter. Keystone’s United States sales volumes in the fourth calendar quarter tend to be higher as many patients elect to have implant treatment to help fully utilize any outstanding balances remaining on their flexible spending accounts and when they have time to recover over the winter holidays.

Keystone faces risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect its dentist customers, its business and its results of operations

Keystone’s business and prospects were materially adversely affected by the COVID-19 pandemic and could be materially adversely affected by future recurrences of COVID-19 (including COVID-19 variants) or any other similar diseases in the future. Material adverse effects from COVID-19 and similar diseases could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair Keystone’s marketing and sales efforts to dentists or other medical professionals.

Numerous state and local jurisdictions have imposed, and others in the future may impose, “shelter-in-place” orders, quarantines, executive orders, and similar government orders and restrictions for their residents to control the spread of COVID-19. During the COVID-19 pandemic, dental offices throughout the United States shut down for extended periods of time (and may be shut down again due to recurrences of COVID-19 or other pandemics), thus negatively impacting Keystone’s product revenues. In addition, clinicians and dental practitioners have experienced financial hardship and some of them may not fully recover. This could lead to some of these practices temporarily or permanently shutting down, filing for bankruptcy, or being acquired by larger health systems, leading to reduced procedures or additional pricing pressure on Keystone’s products.

The pandemic and reactions to the pandemic or future outbreaks of COVID-19 or other pandemics could also impair the timing of obtaining necessary consents and approvals from the FDA, as its employees could also be under such quarantines and lockdowns and their time could be mandatorily required to be allocated to more immediate global and domestic concerns relating to COVID-19. Under any circumstances, FDA approval of products is not guaranteed and may take longer than expected. In addition, Keystone purchases materials for its products from suppliers located in affected areas, and it may not be able to procure required components or secure manufacturing capability. The effects of the COVID-19 pandemic have also placed travel restrictions on Keystone and its distributors and manufacturers, as well as temporary closures of the facilities of our suppliers as non-essential medical and dental procedures have been limited, which could also adversely impact its business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for Keystone’s products and impair Keystone’s business prospects including as a result of being unable to raise additional capital on acceptable terms to Keystone, if at all.

Keystone may need additional funding to finance its planned operations, and may not be able to raise capital when needed, which could force it to delay, reduce or eliminate one or more of its product development programs and future commercialization efforts.

Keystone has incurred significant net losses and expects to continue to incur net losses for the foreseeable future. Since Keystone’s inception, its operations have been financed primarily by net proceeds from the sale of its stock in private placements, indebtedness and, to a lesser extent, product revenues from sales of its implants, prosthetic solutions, regenerative solutions and digital dentistry technology. As of June 30, 2023, Keystone had $10.8 million in cash and cash equivalents, and an accumulated deficit of $504.3 million. Based on Keystone’s current operating plan, it currently believes that its cash and cash equivalents, anticipated revenues and available debt financing arrangements will not be sufficient to meet its capital requirements and fund its operations through at least the next 12 months from the date of this prospectus. If the Business Combination is consummated, it is anticipated that the net cash of Check-Cap will be distributable by Check-Cap to New Parent and made available to fund Keystone’s business, thereby alleviating this condition in the short term. Keystone believes that this amount, together with its existing cash and cash equivalents, will be sufficient to meet its capital requirements and fund its operations through at least the next 12 months from the date of this prospectus. However, Keystone has based these estimates on assumptions that may prove to be wrong, and it could utilize its available capital resources sooner than it currently expects. Changing circumstances could result in lower revenues or cause Keystone to consume capital significantly faster than it currently anticipates, and it may need to raise capital sooner or in greater amounts than currently expected because of circumstances beyond its control.

Keystone may require additional capital in the future as it expects to continue to invest in expanding its sales and marketing organization, research and development of product improvements and future products, and clinical studies designed to support the adoption and utilization of its products. Moreover, Keystone expects to incur additional expenses associated with operating as a public company, including legal, accounting, insurance, exchange listing and SEC compliance, investor relations and other expenses. To the extent additional capital is necessary, there are no assurances that Keystone will be able to raise additional capital on favorable terms or at all, and therefore it may not be able to execute its business plan. Keystone’s future funding requirements will depend on many factors, including:

•	the degree and rate of market acceptance of its current and future products;

•	the scope and timing of investment in its sales force and expansion of its commercial organization;

•	the impact on Keystone’s business from any pandemic, epidemic or outbreak of an infectious disease

•	the cost of its research and development activities;

•	the cost and timing of additional regulatory clearances, notifications, approvals or their equivalents;

•	the costs associated with any product recall that may occur;

•	the costs associated with the manufacturing of its products at increased production levels;

•	the costs of attaining, defending and enforcing its intellectual property rights;

•	whether it acquires third-party companies, products or technologies;

•	the terms and timing of any other collaborative, licensing and other arrangements that it may establish;

•	the scope, rate of progress and cost of its clinical studies and registries;

•	the emergence of competing new products, technologies or alternative treatments or other adverse market developments; and

•	the rate at which it expands internationally.

New Parent may seek to raise additional capital through equity offerings or debt financings and such additional financing may not be available to New Parent on acceptable terms, or at all. In addition, any additional equity or debt financing that it raises may contain terms that are not favorable to New Parent or its stockholders. For example, if New Parent raises funds by issuing equity or equity-linked securities, the issuance of such securities could result in dilution to our stockholders. Any equity securities issued may also provide for rights, preferences or privileges senior to those of holders of our common stock. In addition, the issuance of additional equity securities by us, or the possibility of such issuance, may cause the market price of our common stock to decline, and the price per share at which we sell additional shares of our common stock, or securities convertible into or exercisable or exchangeable for shares of our common stock, in future Business Combination may be higher or lower than the price per share of New Parent’s common stock in the Business Combination.

In addition, the terms of debt securities issued or borrowings could impose significant restrictions on Keystone’s operations including restrictive covenants, such as limitations on New Parent’s ability to incur additional debt or issue additional equity, limitations on its ability to pay dividends, limitations on its ability to acquire or license intellectual property rights, and other operating restrictions that could adversely affect Keystone’s ability to conduct its business. For example, Keystone’s current credit agreement prohibits Keystone from incurring certain additional indebtedness without the consent of its lender. In the event that Keystone enters into collaborations or licensing arrangements to raise capital, it may be required to accept unfavorable terms, such as relinquishment or licensing of certain technologies or products that Keystone otherwise would seek to develop or commercialize itself, or reserve for future potential arrangements when it might otherwise be able to achieve more favorable terms. In addition, Keystone may be forced to work with a partner on one or more of its products or market development programs, which could lower the economic value of those programs to Keystone.

If Keystone is unable to obtain adequate financing on terms satisfactory to it when Keystone requires it, Keystone may be required to terminate or delay the development of one or more of its products, delay clinical trials necessary to market its products, or delay establishment of sales and marketing capabilities or other activities necessary to commercialize its products. If this were to occur, Keystone’s ability to grow and support its business and to respond to market challenges could be significantly limited, which could have a material adverse effect on Keystone’s business, financial condition and results of operations.

The commercial success of our products and technologies will depend upon the degree of market acceptance of them by dental practitioners.

Keystone’s success will depend, in large part, on the acceptance of its products as effective, reliable, easy to use and cost-effective. Keystone believes that market acceptance will be driven primarily by dental practitioners, and if they do not adopt its implants and other products as having significant advantages over other alternatives, patients will be less likely to accept or be offered Keystone products and it will fail to meet its business objectives. Dental practitioners’ perceptions of such technology having significant advantages are likely to be based on a determination that, among other factors, Keystone’s products are safe, effective, cost-effective and represent acceptable methods of treatment. Even if Keystone can prove the effectiveness of its products through in vitro and clinical trials, positive results are not guaranteed, there may not be broad adoption and use of its products and dental practitioners may elect not to use its products for any number of other reasons, including:

•	lack of experience with Keystone’s products and concerns that it is relatively new to market;

•	Keystone following a regulatory strategy that is inconsistent with FDA expectations and this resulting in delayed or denied registrations, approvals, notifications or their equivalents;

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perceived liability risk generally associated with the use of new products and treatment options, and with respect to converting from existing technologies and systems to Keystone’s technology offering;

•	lack or perceived lack of long-term data, supporting clinical benefits or the cost-effectiveness of Keystone’s tooth replacement solutions over existing alternatives;

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the failure of key opinion leaders to provide recommendations regarding Keystone’s products, or to assure dental practitioners and healthcare payors of the benefits of its products as an attractive alternative to other treatment options;

•	perception that its products are unproven in practice and its failure to maintain practice and dental practitioner benefits;

•	long-standing relationships with companies and distributors that sell other tooth replacement solutions;

•	lack of availability of adequate third-party payor coverage or reimbursement;

•	pricing pressure;

•	competitive response and negative selling efforts from providers of alternative treatments; and

•	limitations or warnings contained in the labeling cleared or approved by the FDA or approved or certified by other authorities or bodies.

Keystone believes that educating notable industry key opinion leaders and dental practitioners about the merits and benefits of its tooth replacement solutions, such as safety, performance and ease of use, is one of the key elements of increasing the adoption of its products. If they do not adopt Keystone’s products for any reason, including those listed above, Keystone’s ability to execute its growth strategy will be impaired, and it will negatively affect Keystone’s business, financial condition, prospects and results of operations.

Even if Keystone’s tooth replacement solutions achieve widespread market acceptance, it may not maintain such level of market acceptance over the long term if competing products or technologies, which are more cost-effective or received more favorably, are introduced. In addition, Keystone’s limited commercialization experience makes it difficult to evaluate its current business and predict its future prospects. Keystone cannot predict how quickly, if at all, dental practitioners and patients will accept its tooth replacement solutions or, if accepted, how frequently it will be used. Failure to achieve or maintain market acceptance and/or market share could materially and adversely affect Keystone’s ability to generate revenues and would have a material adverse effect on its business, financial condition and results of operations.

Keystone’s growth depends in part on the timely development and commercialization, and customer acceptance, of new and enhanced products and services based on technological innovation.

Keystone generally sells its products and services in an industry that is characterized by rapid technological changes, frequent new product introductions and changing industry standards. If Keystone does not develop innovative new and enhanced products and services on a timely basis, its offerings will become obsolete over time and its competitive position and financial statements will suffer. Keystone’s success will depend on several factors, including its ability to:

•	correctly identify customer needs and preferences and predict future needs and preferences;

•	allocate its research and development funding to products and services with higher growth prospects;

•	anticipate and respond to its competitors’ development of new products and services and technological innovations;

•	differentiate its offerings from its competitors’ offerings and avoid commoditization;

•	innovate and develop new technologies and applications, and acquire or obtain rights to third-party technologies that may have valuable applications in its served markets;

•	obtain adequate intellectual property rights with respect to key technologies before its competitors do;

•	successfully commercialize new technologies in a timely manner, price them competitively and cost-effectively manufacture and deliver sufficient volumes of new products of appropriate quality on time;

•	obtain necessary regulatory approvals of appropriate scope (including by demonstrating satisfactory clinical results and safety where required); and

•	stimulate customer demand for and convince customers to adopt new technologies.

If Keystone fails to accurately predict future customer needs and preferences or fails to produce viable technologies, it may invest heavily in research and development of products and services that do not lead to significant sales, which would adversely affect its profitability.

In addition, there can be no assurance that other companies will not succeed in developing or marketing devices or products that are more effective than Keystone’s products or that would render its products obsolete or noncompetitive. Accordingly, Keystone’s success will depend in part on its ability to respond quickly to medical and other changes through the development and introduction of new products. Product development involves a high degree of risk, and there can be no assurance that Keystone’s new product development efforts will result in any commercially successful products.

New product development involves a lengthy and complex process and Keystone may be unable to develop or commercialize products on a timely basis, or at all. In addition, Keystone may expend its limited resources to pursue particular products while failing to capitalize on other products that may be more profitable or for which there is a greater likelihood of commercial success.

Products from Keystone’s research and development programs will take time and considerable resources to develop, and may include improvements or changes to its current products, and Keystone may not be able to complete development and commercialization of new or enhanced products on a timely basis, or at all. There can be no assurance that Keystone’s research and development efforts will produce commercially viable products and technologies. Commercializing new products requires expending significant funds to, for example:

•	conduct substantial research and development;

•	obtain necessary regulatory clearance, notification, approval or their equivalent;

•	further develop and scale Keystone’s engineering, manufacturing and packaging processes to accommodate different products;

•	source and enter into agreements with new suppliers; and

•	further develop and scale our infrastructure.

Keystone’s product development processes involve a high degree of risk, and these efforts may be delayed or fail for many reasons, including failure of the product to perform as expected and failure to reliably demonstrate the advantages of the product.

Even if Keystone successfully innovates and develops new and enhanced products and services, it may incur substantial costs in doing so, and its profitability may suffer. In addition, promising new offerings may fail to reach the market or realize only limited commercial success because of real or perceived efficacy or safety concerns, failure to achieve positive clinical outcomes, uncertainty over third-party reimbursement or entrenched patterns of clinical practice. For additional information on third-party reimbursement of dental products, please refer to the section entitled “Keystone Business—Government Regulation—Coverage and Reimbursement.”

In addition, Keystone may expend its limited resources to pursue particular products while failing to capitalize on other products that may be more profitable or for which there is a greater likelihood of commercial success. As a result, it may forego or delay pursuit of opportunities with other products that later prove to have greater commercial potential. Keystone’s resource allocation decisions may cause it to fail to timely capitalize on viable commercial products or profitable market opportunities. Its spending on current and future product may not yield any commercially viable products. If Keystone does not accurately evaluate the commercial potential or target market for a particular product, it may relinquish valuable rights to that product through collaboration, licensing, or other royalty arrangements when it would have been more advantageous for Keystone to retain sole development and commercialization rights to such product.

The continuing acceptance of Keystone’s products depends upon maintaining strong working relationships with its existing dental customers. Keystone may be unable to continue to successfully demonstrate to dental practitioners or key opinion leaders the merits of its products and technologies compared to those of its competitors, which may make it difficult to establish its products and technologies as a standard of care and achieve market acceptance.

The development, marketing, and sale of Keystone’s products depends upon Keystone’s ability to maintain strong working relationships with dental practitioners and other key opinion leaders. Keystone relies on these professionals’ knowledge and experience for the development and sale of its products. Among other things, dental practitioners assist Keystone in product development matters and provide public presentations at trade conferences regarding its products. If Keystone cannot maintain its strong working relationships with these professionals and continue to receive their advice and input, the development and marketing of Keystone’s products could suffer, which could harm Keystone’s business, financial condition and results of operations.

Dental practitioners play the primary role in determining the course of treatment and, ultimately, the type of products that will be used to treat a patient. As a result, Keystone’s success depends, in large part, on its ability to effectively market and demonstrate to dental practitioners the merits of its products and methodologies compared to those of its competitors. Acceptance of Keystone’s products and methodologies depends on educating dental practitioners as to the distinctive characteristics, clinical benefits, safety and cost-effectiveness of its products, procedures and technologies as compared to those of its competitors, and on training dental practitioners in the proper use of its products. If Keystone is not successful in convincing dental practitioners of the merits of its products and methodologies or educating them on the use of its products, they may not use Keystone products or may not use them effectively and Keystone may be unable to increase its sales, sustain its growth or achieve and sustain profitability.

Keystone may not be able to establish or strengthen its brand.

Keystone believes that establishing and strengthening its various dental implant brands is important to achieving widespread acceptance of its products and technology, particularly because of the highly competitive nature of the market for similar products. Keystone believes the quality and reliability of its products is critical to building support of dental practitioners for its products and solutions in the United States and abroad, and any negative publicity regarding the quality or reliability of its products and procedures could significantly damage Keystone’s reputation in the market. In the course of conducting its business, Keystone must adequately address quality issues that may arise with its products, including defects in third-party components included in its products. Although Keystone has established internal procedures designed to minimize risks that may arise from quality issues, Keystone may not be able to eliminate or mitigate occurrences of these issues and associated liabilities. In addition, even in the absence of quality issues, Keystone may be subject to claims and liability if the performance of its products do not meet the expectations of dental practitioners or patients.

In addition, promoting and positioning Keystone’s brand will depend largely on the success of its dental education efforts and its ability to educate dental practitioners and patients. These brand promotion activities may not yield increased sales and, even if they do, any sales increases may not offset the expenses Keystone incurs to promote its brand. If Keystone fails to successfully promote and maintain its brand, or if it incurs substantial expenses in an unsuccessful attempt to promote and maintain its brand, its dental implant products and other solutions may not be accepted by dental practitioners or patients, which would adversely affect Keystone’s business, results of operations and financial condition.

Keystone may not generate sufficient cash flow to service its debt, pay its contractual obligations, and operate its business.

Keystone’s ability to make payments on its indebtedness and contractual obligations, and to fund its operations, depends on its future performance and financial results, which, to a certain extent, are subject to general economic, financial, competitive, regulatory, interest rate, and other factors that are beyond Keystone’s control. Although senior management believes that Keystone has and will continue to have sufficient liquidity, there can be no assurance that Keystone’s business will generate sufficient cash flow from operations in the future to service our debt, pay its contractual obligations, and operate its business. In addition, the breach of certain covenants or restrictions in certain of Keystone’s debt instruments would permit the lenders to declare all borrowings thereunder to be immediately due and payable and, if provided for in the future, cross default provisions may entitle its other lenders to accelerate their loans.

In order to service its indebtedness, Keystone needs to generate cash from its operating activities or additional equity or debt financing. Keystone estimates that its annual debt service requirement for the year ended December 31, 2023 will be approximately $40.0 million. Keystone cannot assure you that its business will be able to generate sufficient cash flow from operations or that future borrowings or other financings will be available to it in an amount sufficient to enable it to service its indebtedness and fund its other liquidity needs. In addition, all of Keystone’s assets have been pledged as collateral to secure its Midcap Credit Agreement. To the extent Keystone is required to use cash from operations or the proceeds of any future financing to service its indebtedness instead of funding working capital, capital expenditures or other general corporate purposes, it will be less able to plan for, or react to, changes in its business, industry and in the economy generally. This may place Keystone at a competitive disadvantage compared to its competitors that have less indebtedness.

The industries that Keystone serves have undergone, and are in the process of undergoing, significant changes in an effort to reduce costs, which could adversely affect Keystone’s financial statements.

The industries that Keystone serves have undergone, and are in the process of undergoing, significant changes in an effort to reduce costs, including the following:

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Governmental and private health care providers and payors around the world are increasingly utilizing managed care for the delivery of health care services, centralizing purchasing, limiting the number of vendors that may participate in purchasing programs, forming group purchasing organizations and integrated health delivery networks and pursuing consolidation to improve their purchasing leverage and using competitive bid processes to procure health care products and services.

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Certain of Keystone’s customers, and the end-users to whom its customers supply products, rely on government funding of and reimbursement for health care products and services and research activities. The Health Care and Education Reconciliation Act of 2010, health care austerity measures in other countries and other potential health care reform changes and government austerity measures have reduced and may further reduce the amount of government funding or reimbursement available to customers or end-users of our products and services and/or the volume of medical procedures using Keystone’s products and services. Other countries, as well as some private payors, also control the price of health care products, directly or indirectly, through reimbursement, payment, pricing or coverage limitations, tying reimbursement to outcomes or (in the case of governmental entities) compulsory licensing. Global economic uncertainty or deterioration can also adversely impact government funding and reimbursement.

These changes as well as other impacts from market demand, government regulations, third-party coverage and reimbursement policies and societal pressures have started changing the way health care is delivered, reimbursed and funded and may cause participants in the health care industry and related industries that Keystone serves to purchase fewer of Keystone’s products and services, reduce the prices they are willing to pay for its products or services, reduce the amounts of reimbursement and funding available for its products and services from governmental agencies or third-party payors, heighten clinical data requirements, reduce the volume of medical procedures that use its products and services, affect the acceptance rate of new technologies and products and increase its compliance and other costs. In addition, it may be excluded from important market sectors or unable to enter into contracts with group purchasing organizations and integrated health networks on terms acceptable to it, and even if it does enter into such contracts they may be on terms that negatively affect its current or future profitability. All of the factors described above could adversely affect Keystone’s business and financial statements.

Keystone may not be able to achieve or maintain satisfactory pricing and margins for its products. Industry trends have also resulted in increased downward pricing pressure on medical services and products, which may affect Keystone’s ability to sell its products at prices necessary to support its current business strategy.

Manufacturers of dental implants and related products have a history of price competition, and Keystone can give no assurance that it will be able to achieve satisfactory prices for its current or any new products or maintain prices at the levels it has historically achieved. For example, any decline in the amount that payors reimburse clinicians for Keystone’s products could make it difficult for them to continue using, or to adopt, Keystone’s products and could create additional pricing pressure for Keystone. If Keystone is forced to lower the price it charges for its products, its gross margins will decrease, which will adversely affect its ability to invest in and grow its business. If Keystone is unable to maintain its prices, including during any international expansion, or if its costs increase and it is unable to offset such increase with an increase in prices, its margins could erode.

Additionally, some parts of the dental market continue to be impacted by price competition which are driven in part by the consolidation of dental practices, innovation and product advancements, and the price sensitivity of consumers and patients. Keystone will continue to be subject to significant pricing pressure, which could harm negatively affect its business, financial condition and results of operations.

Keystone’s growth could suffer if the markets into which it sells its products and services decline, do not grow as anticipated or experience cyclicality.

Keystone’s growth depends in part on the growth of the markets which it serves, and visibility into its markets is limited (particularly for markets into which it sells through distribution). Any decline or lower than expected growth in Keystone’s served markets could diminish demand for its products and services, which would adversely affect its financial statements. Keystone’s quarterly sales and profits depend substantially on the volume and timing of orders received during the fiscal quarter, which are difficult to forecast. Certain of Keystone’s businesses operate in industries that may also experience periodic, cyclical downturns.

Keystone’s success will depend upon its ability to increase its market penetration. It cannot guarantee that it will be able to further penetrate its existing markets or that these markets will be able to sustain our current and future product and technology offerings. Obstacles to market penetration include high costs, limited insurance coverage, longer treatment times, procedure complexity and lack of qualified practitioners. Any failure to increase penetration in our existing markets would adversely affect Keystone’s ability to improve its operating results.

In addition, in certain of Keystone’s businesses, demand depends on customers’ capital spending budgets as well as government funding policies, and matters of public policy and government budget dynamics as well as product and economic cycles can affect the spending decisions of these entities. Further, consumer spending habits are affected by, among other things, pandemics, prevailing economic conditions, levels of employment, salaries and wage rates, debt obligations, discretionary income, consumer confidence and consumer perception of current and future economic conditions. A decrease in United States or certain international economies or an uncertain economic outlook, both of which occurred as a result of the COVID-19 pandemic and could occur as a result of another pandemic, would adversely affect consumer spending habits which may, among other things, result in reduced patient traffic in dental practitioners’ offices or a reduction in the demand for dental services generally, which may result in dental practitioners postponing investments in our solutions, which would adversely affect Keystone’s sales and operating results.

Demand for Keystone’s products and services is also sensitive to changes in customer order patterns, which may be affected by announced price changes, marketing or promotional programs, new product introductions, the timing of industry trade shows and changes in distributor or customer inventory levels due to distributor or customer management thereof or other factors. Any of these factors could adversely affect Keystone’s growth and results of operations in any given period.

Keystone has limited experience in training and marketing and selling its products and it may provide inadequate training, fail to increase its sales and marketing capabilities or fail to develop and maintain broad brand awareness in a cost-effective manner.

Keystone currently relies on its direct sales force to sell its products in the United States and Israel and intends to expand its direct sales force in the United States. The members of its direct sales force are adequately trained and possess technical expertise, which Keystone believes is critical in driving the awareness and adoption of its products. The members of Keystone’s sales force are at-will employees. The loss of these personnel to competitors, or otherwise, could materially harm Keystone’s business. If Keystone is unable to retain its direct sales force personnel or replace them with individuals of comparable expertise and qualifications, or if it is unable to successfully instill such expertise in replacement personnel, its product sales, revenues and results of operations could be materially harmed.

In order to generate future growth, Keystone plans to continue to significantly expand and leverage its commercial infrastructure to increase its base of dental customers and increase awareness and adoption by existing dental customers to drive its growth. Identifying and recruiting qualified sales and marketing professionals and training them on our products, on applicable federal and state laws and regulations and on our internal policies and procedures requires significant time, expense and attention. It can take several months or more before a sales representative is fully trained and productive. Keystone’s sales force may subject it to higher fixed costs than those of companies with competing products or treatments that can utilize independent third parties, placing Keystone at a competitive disadvantage. Keystone’s business may be harmed if its efforts to expand and train its sales force do not generate a corresponding increase in product sales and revenues, and its higher fixed costs may slow its ability to reduce costs in the face of a sudden decline in demand for its products. Any failure to hire, develop and retain talented sales personnel, to achieve desired productivity levels in a reasonable period of time or timely reduce fixed costs, could have material adverse effect on Keystone’s business, financial condition and results of operations.

Keystone’s ability to increase its base of clinicians and achieve broader market acceptance of its products will depend, to a significant extent, on its ability to expand its sales and marketing and educational efforts. Keystone plans to dedicate significant resources to its sales and marketing and educational programs. Its business may be harmed if these efforts and expenditures do not generate a corresponding increase in revenues.

In addition, Keystone believes that developing and maintaining broad awareness of its products is critical to achieving broad acceptance of its products and reaching new dental practitioners and patients. Promotion and educational activities may not generate dental practitioner awareness or increase revenues, and even if they do, any increase in revenues may not offset the costs and expenses Keystone incurs. If Keystone fails to successfully promote its products in a cost-effective manner, it may fail to attract or retain the market acceptance necessary to realize a sufficient return on its promotional and educational efforts, or to achieve broad adoption of its products.

Keystone faces intense competition and if it is unable to compete effectively, it may experience decreased demand and decreased market share. Even if it competes effectively, Keystone may be required to reduce prices for its products and services.

Keystone’s businesses operate in industries that are intensely competitive and have been subject to increasing consolidation. Because of the range of the products and services Keystone sells and the variety of markets it serves, Keystone encounters a wide variety of competitors. See “Keystone Business–Competition.” In order to compete effectively, Keystone must retain longstanding relationships with major customers and continue to grow its business by establishing relationships with new customers, continually developing new products and services to maintain and expand its brand recognition and leadership position in various product and service categories and penetrating new markets, including high-growth markets. In addition, significant shifts in industry market share have occurred and may in the future occur in connection with product problems, safety alerts and publications about products, reflecting the competitive significance of product quality, product efficacy and quality systems in its industry. Keystone’s failure to compete effectively and/or pricing pressures resulting from competition may adversely impact Keystone’s financial statements, and its expansion into new markets may result in greater-than-expected risks, liabilities and expenses. In addition, Keystone is exposed to the risk that its competitors or its customers may introduce private label, generic, or low-cost products that compete with our products at lower price points. If these competitors’ products capture significant market share or result in a decrease in market prices overall, this could have an adverse effect on Keystone’s business, results of operations, and financial condition.

Many of Keystone’s competitors have longer, more established operating histories, and significantly greater name recognition and financial, technical, marketing, sales, distribution and other resources, which may prevent Keystone from achieving significant market penetration or improved operating results. These companies may enjoy several other competitive advantages, including established relationships with dental practitioners who are familiar with other alternatives of dental implants, additional lines of products, and the ability to offer rebates or bundle products to offer greater discounts or incentives to gain a competitive advantage and established sales, marketing and worldwide distribution networks.

The results of Keystone’s operations will be materially harmed if Keystone is unable to accurately forecast demand for, and utilization of, its products and manage its inventory.

To ensure adequate inventory supply, Keystone must forecast inventory needs and manufacture its products based on its estimates of future demand and utilization. Its ability to accurately forecast demand and utilization could be negatively affected by many factors, including its failure to accurately manage its expansion strategy, product introductions by competitors, an increase or decrease in demand for its products or for products of its competitors, failure to accurately forecast acceptance of new products, unanticipated changes in general market conditions or regulatory matters and weakening of economic conditions or consumer confidence in future economic conditions. Inventory levels in excess of demand may result in inventory write-downs or write-offs, which would cause our gross margin to be adversely affected and could impair the strength of Keystone’s brand. Conversely, if Keystone underestimates demand and utilization, its supply chain, manufacturing partners and/or internal manufacturing team may not be able to deliver components and products to meet its requirements, and this could result in damage to its reputation and relationships with clinicians and dental practitioners. In addition, if Keystone experiences a significant increase in demand or utilization, additional supplies of off-the-shelf materials, sub-assemblies, parts and other components or additional manufacturing capacity may not be available when required on terms that are acceptable to Keystone, or at all, or suppliers may not be able to allocate sufficient capacity in order to meet Keystone’s increased requirements, which will adversely affect its business, financial condition and results of operations.

The sizes of the addressable markets for Keystone’s products have not been established with precision and its potential market opportunity may be smaller than it estimates and may decline.

Keystone’s estimates of the potential annual total addressable market for its implants, prosthetic solutions, biomaterial solutions and digital dentistry solutions are based on a number of internal and third-party estimates, including, without limitation, the assumed prices at which Keystone can sell its products. While Keystone believes its assumptions and the data underlying its estimates are reasonable, these assumptions and estimates may not be correct and the conditions supporting its assumptions or estimates may change at any time, thereby reducing the predictive accuracy of these underlying factors. As a result, Keystone’s estimates of the annual total addressable market for its implants, prosthetic solutions, biomaterial solutions and digital dentistry solutions may prove to be incorrect. If the actual number of dental practitioners in its target markets, the price at which it can sell its products, or the total addressable market for its implants, prosthetic solutions, biomaterial solutions and digital dentistry solutions is smaller than Keystone has estimated, it may impair Keystone’s sales growth and materially and adversely affect its business, financial condition and results of operations.

In addition, Keystone’s growth strategy involves launching new products or features and expanding sales of existing products into new markets and geographies in which it has limited experience. Sales of new or existing products into new market opportunities may take several years to develop and mature, and Keystone cannot be certain that these market opportunities will develop as it expects. As a result, the sizes of the annual total addressable market for new markets and new products are even more difficult to predict.

Defects and unanticipated use or inadequate disclosure with respect to Keystone’s products or services (including software), or allegations thereof, could adversely affect its business, reputation and financial statements.

Manufacturing or design defects or “bugs” in, unanticipated use of, safety or quality issues (or the perception of such issues) with respect to, “off label” use of, or inadequate disclosure of risks relating to the use of products and services that Keystone makes or sells (including items that its sources from third parties) can lead to personal injury, death, property damage, loss of profits or other liability. These events could lead to recalls or safety alerts, result in the removal of a product or service from the market and result in product liability or similar claims being brought against Keystone. Recalls, removals and product liability and similar claims (regardless of their validity or ultimate outcome) can result in significant costs, as well as negative publicity and damage to Keystone’s reputation that could reduce demand for its products and services. Its business can also be affected by studies of the utilization, safety and efficacy of medical device products and components that are conducted by industry participants, government agencies and others. Any of the above can result in the discontinuation of marketing of such products in one or more countries, and may give rise to claims for damages from persons who believe they have been injured as a result of product issues, including claims by individuals or groups seeking to represent a class.

Conditions in the global economy, the particular markets Keystone serves and the financial markets may adversely affect Keystone’s business and financial statements.

Keystone’s business is sensitive to general economic conditions. Slower global economic growth, actual or anticipated default on sovereign debt, volatility in the currency and credit markets, high levels of unemployment or underemployment, reduced levels of capital expenditures, changes or anticipation of potential changes in government trade, fiscal, tax and monetary policies, changes in capital requirements for financial institutions, government deficit reduction and budget negotiation dynamics, sequestration, austerity measures and other challenges that affect the global economy may adversely affect Keystone and its distributors, customers and suppliers.

Keystone may also be exposed to inflation risk in the United States as well as in some of Keystone’s international operations, particularly in developing countries, and may be subject to increased costs as a result of higher inflation. Because Keystone competes on a global basis, Keystone’s customers would not expect, and may not be willing, to pay for any cost increases from inflation.

Keystone’s success also depends upon the continued strength of the markets it serves. In many markets, dental reimbursement is largely out of pocket for the consumer and thus utilization rates can vary significantly depending on economic growth. Consumer spending habits are affected by, among other things, pandemics, prevailing economic conditions, levels of employment, salaries and wage rates, debt obligations, discretionary income, consumer confidence and consumer perception of current and future economic conditions. While many of Keystone’s products are considered necessary by patients regardless of the economic environment, certain products and services that support discretionary dental procedures may be susceptible to changes in economic conditions. The above factors can have the effect of:

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reducing demand for Keystone’s products and services, limiting the financing available to its customers and suppliers, increasing order cancellations and resulting in longer sales cycles and slower adoption of new technologies, or reducing Keystone’s margins;

•	increasing the difficulty in collecting accounts receivable and the risk of excess and obsolete inventories;

•	increasing price competition in Keystone’s served markets;

•	supply interruptions, which could disrupt Keystone’s ability to produce its products;

•	increasing the risk of impairment of goodwill and other long-lived assets, and the risk that we may not be able to fully recover the value of other assets such as real estate and tax assets;

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increasing the risk that counterparties to Keystone’s contractual arrangements will become insolvent or otherwise unable to fulfill their contractual obligations which, in addition to increasing the risks identified above, could result in preference actions against Keystone; and

•	adversely impacting market sizes.

There can be no assurances that the capital markets will be available to Keystone or that the lenders participating in any credit facilities Keystone may enter into will be able to provide financing in accordance with their contractual obligations. If growth in the global economy or in any of the markets Keystone serves slows for a significant period, if there is significant deterioration in the global economy or such markets or if improvements in the global economy do not benefit the markets Keystone serves, Keystone’s business and financial statements could be adversely affected.

Keystone received a Paycheck Protection Program loan, and its application for the PPP Loan could in the future be determined to have been impermissible or could result in damage to its reputation

In April 2020, Keystone applied for and received an unsecured $2.2 million loan under the Paycheck Protection Program (the “PPP Loan”). In June 2021, Keystone received full forgiveness for this PPP Loan. The Paycheck Protection Program was established under the Coronavirus Aid, Relief, and Economic Security Act, and is administered by the United States Small Business Administration (the “SBA”).

Keystone’s receipt of the PPP Loan or the forgiveness of the PPP Loan could result in adverse publicity. In addition, if Keystone is later determined to have been ineligible to receive the PPP Loan or loan forgiveness, it may be subject to significant penalties, including significant civil, criminal and administrative penalties, it could be required to repay the PPP Loan in its entirety, and its reputation could suffer. A review or audit by the SBA or other government entity or claims under the United States False Claims Act could consume significant financial and management resources.

Changes in the method for determining SOFR or the elimination of SOFR could affect Keystone’s business, financial condition, results of operations and prospects.

Keystone’s Midcap Credit Agreement provides that interest may be indexed to the Secured Overnight Financing Rate (“SOFR”), which is a broad measure of the cost of borrowing cash overnight collateralized by U.S. Treasury securities. Keystone cannot predict the impact of any changes in the methods by which SOFR is determined or any regulatory activity related to a potential phase out of SOFR on its Midcap Credit Agreement and interest rates. It is not possible to predict the establishment of alternative reference rates in the United States or elsewhere. The establishment of alternative reference rates or implementation of any other potential changes may materially and adversely affect Keystone’s business, results of operations or financial condition.

Changes in Keystone’s tax rates or exposure to additional income tax liabilities or assessments could affect its profitability.

Keystone is subject to income taxes in the United States and in numerous non-U.S. jurisdictions. The United States Congress may enact additional tax legislation (including proposed changes to United States tax laws by the Biden administration and the United States House of Representatives), which could have an impact on Keystone. It cannot be predicted whether, when, in what form, or with what effective dates, new tax laws may be enacted, or regulations and rulings may be enacted, promulgated or issued under existing or new tax laws, which could result in an increase in our or our stockholders’ tax liability or require changes in the manner in which we operate in order to minimize or mitigate any adverse effects of changes in tax law or in the interpretation thereof. We urge our investors to consult with their legal and tax advisors with respect to possible changes in United States tax law and the potential tax consequences of investing in New Parent common stock.

Changes in tax law relating to multinational corporations could adversely affect Keystone’s tax position.

The United States Congress, government agencies in non-U.S. jurisdictions where Keystone and its affiliates do business, and the Organisation for Economic Co-operation and Development (“OECD”) have been focused on issues related to the taxation of multinational corporations. One example is in the area of “base erosion and profit shifting,” where profits are claimed to be earned for tax purposes in low-tax jurisdictions, or payments are made between affiliates from a jurisdiction with high tax rates to a jurisdiction with lower tax rates. The OECD has released several components of its comprehensive plan to create an agreed set of international rules for addressing base erosion and profit shifting. As a result, the tax laws in the United States and other countries in which Keystone does business could change on a prospective or retroactive basis, and any such changes could adversely affect its business and financial statements.

Keystone’s ability to use net operating losses (“NOLs”) to offset future taxable income may be subject to certain limitations.

As of December 31, 2022, Keystone had United States federal and state net operating loss carryforwards of approximately $211.8 million and $108.4 million, respectively, available to offset future taxable income, if any. The United States federal net operating losses began to expire in 2021, if not utilized, while the state net operating losses began to expire in 2023, if not utilized. As of December 31, 2022, Keystone also had United States federal and state research and development credit carryforwards of approximately $0.9 million and $1.0 million, respectively, which began to expire in 2022 if not utilized.

Keystone’s ability to use its United States federal and state net operating losses to offset potential future taxable income and related income taxes that would otherwise be due is dependent upon its generation of future taxable income, and Keystone cannot predict with certainty when, or whether, it will generate sufficient taxable income to use all of its net operating losses.

Under current law, unused United States federal net operating losses generated for tax years beginning after December 31, 2017, are not subject to expiration and may be carried forward indefinitely. Such United States federal net operating losses generally may not be carried back to prior taxable years, except that, net operating losses generated in 2018, 2019 and 2020 may be carried back to each of the five tax years preceding the tax years of such losses. Additionally, for taxable years beginning after December 31, 2020, the deductibility of such United States federal net operating losses is limited to 80% of our taxable income in any future taxable year. In addition, both Keystone’s current and future unused United States federal net operating losses and research and development tax credits may be subject to limitation under Sections 382 and 383 of the Code, and corresponding provisions of state law, if we undergo or have undergone an “ownership change,” generally defined as a cumulative change of more than 50 percentage points (by value) in our equity ownership by certain stockholders over a three-year period. There have been one or more ownership changes that will limit the amount of NOLs and research and development tax credits that we can utilize annually to offset future taxable income and tax, respectively. Keystone, however, has not completed a study to assess the ownership change identified, or whether there have been multiple ownership changes since our formation, due to the significant complexity and related costs with such study. Keystone may experience ownership changes in connection with the Business Combination or as a result of future shifts in our equity ownership, some of which may be outside our control. As a result, Keystone’s ability to use our pre-change United States federal NOLs and other tax attributes to offset future taxable income and taxes could be subject to limitations. For these reasons, Keystone may not be able to utilize a material portion of the NOLs, even if it achieves profitability, which could result in increased tax liability and adversely affect its business, financial condition and cash flows. Keystone believes that it is more likely than not that the NOLs and research and development tax credits will not be fully realizable in the future. Accordingly, Keystone has provided a full valuation against such tax attributes.

If Keystone receives a significant number of warranty claims or its implant products require significant amounts of service after sale, Keystone’s operating expenses may substantially increase and its business and financial results will be adversely affected.

Keystone currently warrants its implant products that it sells directly against defects in materials for an indefinite period from the time of placement of its implant products by a customer, provided the implant fails to osseointegrate in the patient’s mouth. Keystone also expects to provide technical and other services to customers throughout the warranty period. Keystone has a limited history of commercial placements from which to judge its rate of warranty claims, and it expects that the number of warranty claims it receives may increase as it scales its operations and as its existing commercial placements age. If product returns or warranty claims are significant or exceed Keystone’s expectations, Keystone could incur unanticipated reductions in sales or additional operating expenditures for parts and service. In addition, Keystone’s reputation could be damaged and its products may not achieve the level of market acceptance that Keystone is targeting in order to achieve and maintain profitability. Unforeseen warranty exposure could negatively impact Keystone’s business and financial results.

Product liability lawsuits against Keystone could cause it to incur substantial liabilities and to limit commercialization of any products that it may develop.

Keystone faces an inherent risk of product liability exposure related to the testing of its current product candidate or future product candidates in human clinical trials and will face an even greater risk if it commercially sells any products that it may develop. Product liability claims may be brought against Keystone by subjects enrolled in its clinical trials, patients, healthcare providers or others using, administering or selling Keystone products. If Keystone cannot successfully defend itself against claims that its product candidate or product caused injuries, it could incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

•	decreased demand for any product candidates or products that Keystone may develop;

•	termination of clinical trial sites or entire clinical trial programs;

•	injury to Keystone’s reputation and significant negative media attention;

•	withdrawal of clinical trial participants;

•	significant costs to defend the related litigation;

•	substantial monetary awards to trial subjects or patients;

•	loss of revenues;

•	diversion of management and scientific resources from Keystone’s business operations; and

•	the inability to commercialize any products that Keystone may develop.

Prior to engaging in future clinical trials, Keystone intends to obtain product liability insurance coverage at a level that it believes is customary for similarly situated companies and adequate to provide it with insurance coverage for foreseeable risks; however, it may be unable to obtain such coverage at a reasonable cost, if at all. If Keystone is able to obtain product liability insurance, it may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise and such insurance may not be adequate to cover all liabilities that it may incur. Furthermore, Keystone intends to expand its insurance coverage for products to include the sale of commercial products if it obtains regulatory approval for its product candidate in development, but it may be unable to obtain commercially reasonable product liability insurance for any products that receive regulatory approval. Large judgments have been awarded in class action lawsuits based on devices that had unanticipated side effects. A successful product liability claim or series of claims brought against Keystone, particularly if judgments exceed its insurance coverage, could decrease its cash and adversely affect its business.

Risks Related to Manufacturing and Distribution of Keystone’s Products and Supply Chain

The majority of Keystone’s products are produced at one facility, and a significant disruption or disaster at such facility could have a material adverse effect on its results of operations.

Keystone has four manufacturing facilities, located in each of Israel, Australia, Japan and France. Its primary manufacturing facility is its Israel facility and thus Keystone is dependent upon the continued safe operation of this facility. This facility is subject to various hazards associated with the manufacturing, handling, storage, and transportation of chemical materials and products, including human error, leaks and ruptures, explosions, floods, fires, inclement weather and natural disasters, power loss or other infrastructure failures, mechanical failure, unscheduled downtime, regulatory requirements, the loss of certifications, technical difficulties, labor disputes, inability to obtain material, equipment or transportation, environmental hazards such as remediation, chemical spills, discharges or releases of toxic or hazardous substances or gases, and other risks. Many of these hazards could cause personal injury and loss of life, severe damage to, or destruction of, property and equipment and environmental contamination. In addition, the occurrence of material operation problems at the facility due to any of these hazards could cause a disruption in the production of Keystone’s products. Keystone may also encounter difficulties or interruption as a result of the application of enhanced manufacturing technologies or changes to production lines to improve throughout or to upgrade or repair our production lines. Keystone’s insurance policies have coverage in case of significant damage to the manufacturing facility but may not fully compensate Keystone for the cost of replacement for any such damage and any loss from business interruption. As a result, Keystone may not be adequately insured to cover losses resulting from significant damage to the manufacturing facility. Any damage to the facility or interruption in manufacturing could result in production delays and delays in meeting contractual obligations which could have a material adverse effect on Keystone’s relationship with its customers and on the results of its operations, financial condition or cash flows in any given period.

The establishment and operation of a new manufacturing facility involves significant risks and challenges.

Keystone is currently in the process of searching for the location of a new manufacturing facility in order to produce Osteon’s Nexus iOS products in the United States, contingent upon FDA approval, which approval is not guaranteed and may take longer than expected. With this search comes certain risks including, but not limited to, difficulties finding an appropriate location, potential design and construction delays and cost overruns; issues in installing and qualifying new equipment and ramping production; poor production process yields and reduced quality control; and insufficient personnel with requisite expertise and experience to operate a device fabrication facility. As a result, delays may occur, which can materially impact Keystone’s ability to meet its desired timelines, thereby increasing its costs and reducing its ability to generate revenues.

Keystone’s success depends on market reception and acceptance for its technology products.

Keystone’s ability to generate revenues will depend significantly on its ability to attract a sufficient number of users of Osteon’s Nexus iOS products. If Keystone is unable to successfully market its products to its target markets and gain a sufficient number of users, any future revenues will be significantly impacted. In addition, any factors adversely affecting the demand for, or market acceptance of, Nexus iOS could materially reduce Keystone’s revenues and result in adverse market perceptions of Keystone and Nexus iOS.

Keystone relies on complex machinery for its operations, and production of its products involves a significant degree of risk and uncertainty in terms of operational performance and costs.

Keystone relies on complex machinery for its operations, and the production of its products involves a significant degree of risk and uncertainty in terms of operational performance and costs. Its manufacturing facilities consist of large-scale machinery combining many components. These components are likely to suffer unexpected malfunctions from time to time and will require repairs and spare parts to resume operations, which may not be available when needed. Unexpected malfunctions of these components may significantly affect the intended operational efficiency of Keystone’s manufacturing facilities. Operational performance and costs can be difficult to predict and will be influenced by factors outside of Keystone’s control, such as, but not limited to, the scarcity of natural resources, environmental hazards and remediation, costs associated with the decommissioning of machines, labor disputes and strikes, difficulty or delays in obtaining governmental permits, damages or defects in electronic systems, industrial accidents, pandemics, fire, and seismic activity and natural disasters. Should operational risks materialize, they may result in personal injury to or death of workers, the loss of production equipment, damage to manufacturing facilities, monetary losses, delays and unanticipated fluctuations in production, environmental damage, administrative fines, increased insurance costs and potential legal liabilities, all which could have a material adverse effect on Keystone’s business, prospects, financial condition, and results of operations.

The manufacture of many of Keystone’s products is a highly exacting and complex process, and if it directly or indirectly encounters problems manufacturing products, its reputation, business and financial statements could suffer.

The manufacture of many of Keystone’s products is a highly exacting and complex process, due in part to strict regulatory requirements. Problems may arise during manufacturing for a variety of reasons, including equipment malfunction, failure to follow specific protocols and procedures, problems with raw materials, natural disasters and environmental factors, and if not discovered before the product is released to market could result in recalls and product liability exposure. Because of the time required to approve and license certain regulated manufacturing facilities and other stringent regulations of the FDA and similar agencies regarding the manufacture of certain of Keystone’s products, an alternative manufacturer may not be available on a timely basis to replace such production capacity. Any of these manufacturing problems could result in significant costs, liability and lost sales, loss of market share as well as negative publicity and damage to Keystone’s reputation that could reduce demand for its products.

Keystone has limited experience manufacturing its products in large-scale commercial quantities and it faces a number of manufacturing risks that may adversely affect its manufacturing abilities which could delay, prevent or impair its growth.

Keystone’s growth strategy depends on its ability to manufacture its current and future products in sufficient quantities and on a timely basis to meet demand, while adhering to product quality standards, complying with regulatory quality system requirements and managing manufacturing costs in its current manufacturing facility or any future manufacturing facilities.

As demand for Keystone’s products increases, Keystone will have to invest additional resources to purchase components, sub-assemblies and materials, hire and train employees and enhance its manufacturing processes. If it fails to increase its production capacity efficiently, Keystone may not be able to fill orders on a timely basis, its sales may not increase in line with its expectations and its operating margins could fluctuate or decline. In addition, although some future products may share product features, components, sub-assemblies and materials with Keystone’s existing products, the manufacture of these products may require modification of Keystone’s current production processes or unique production processes, the hiring of specialized employees, the identification of new suppliers for specific components, sub-assemblies and materials or the development of new manufacturing technologies. It may not be possible for Keystone to manufacture these products at a cost or in quantities sufficient to make these products commercially viable or to maintain current operating margins, all of which could have a material adverse effect on Keystone’s business, financial condition and results of operations.

As Keystone continues to scale the commercial production of its products and increase its manufacturing capacity, it may encounter quality issues that could result in product defects, errors or recalls. Manufacturing delays related to quality control could negatively impact Keystone’s ability to bring its products to market, harm its reputation and decrease its revenues. Any defects, errors, recalls or other replacement of products could be expensive and generate negative publicity, which could impair its ability to market or sell its products, and adversely affect its results of operations.

Shipping is a critical part of Keystone’s business and any changes in its shipping arrangements or damages or losses sustained during shipping could adversely affect its business, financial condition, results of operations and prospects.

Keystone currently relies on third-party vendors for its shipping. If Keystone is not able to negotiate acceptable pricing and other terms with these entities or they experience performance problems or other difficulties, it could negatively impact its operating results and the experience of its clinical and dental customers. Additionally, Keystone’s manufacturing operations and growing business may require global shipping services which are subject to certain factors outside of its control, such as delays passing through customs and disruptions to global shipping routes. Keystone has also experienced shipping delays and difficulties due to the COVID-19 pandemic and may again experience such delays or difficulties due to future quarantines, shelter-in-place and similar government orders related to the COVID-19 pandemic or other infectious disease outbreaks or natural disasters. Moreover, there is no guarantee that Keystone’s products will not become damaged or lost in transit, and Keystone has experienced, and expects to continue to experience, delivery difficulties. If a product is damaged in transit, it may result in a substantial delay in the fulfillment of the order, and depending on the type and extent of the damage and whether the incident is covered by insurance, it may result in clinician dissatisfaction and a substantial financial loss for Keystone. If Keystone’s products are not delivered in a timely fashion or are lost during the delivery process, clinicians could also become dissatisfied and cease using its products or services, which would adversely affect its business, financial condition, results of operations and prospects.

Inventories maintained by Keystone’s distributors and customers may fluctuate from time to time.

Keystone relies in part on its distributor and customer relationships and predictions of distributor and customer inventory levels in projecting future demand levels and financial results. These inventory levels may fluctuate, and may differ from Keystone’s predictions, resulting in its projections of future results being different than expected. These changes may be influenced by changing relationships with the distributor and customers, economic conditions and end-user preference for particular products. There can be no assurance that Keystone’s distributors and customers will maintain levels of inventory in accordance with its predictions or past history, or that the timing of distributors’ or customers’ inventory build or liquidation will be in accordance with Keystone’s predictions or past history.

Supply chain interruptions may increase costs or reduce revenues.

Keystone depends on the effectiveness of its supply chain management to assure reliable and sufficient supply of quality products, on favorable terms. Although many of the products Keystone sells are sourced from a variety of suppliers, certain products have limited suppliers, which may increase its reliance on those suppliers. Supply chain interruptions, including as a result of shortages and transportation issues or unexpected increases in demand, and price increases can adversely affect Keystone as well as its suppliers, whose performance may have a significant impact on Keystone’s results. Such shortages or disruptions could be caused by factors beyond the control of Keystone’s suppliers or us. If Keystone experiences interruptions in its supply chain, as it experienced on occasion during the COVID-19 pandemic, or if contingency planning (such as increasing inventory or adding secondary supply sources, as Keystone did during the COVID-19 pandemic) is not effective, Keystone’s costs could increase and it could limit the availability of products that are a critical part of Keystone’s offerings to customers.

The failure of Keystone’s service providers and suppliers to supply quality services and materials in sufficient quantities, at a favorable price, and in a timely fashion could adversely affect the results of its operations.

Keystone buys raw materials for its products from a limited number of key suppliers. The loss of any of its major suppliers or of any supplier who provides materials that are hard to obtain elsewhere at the same quality could adversely affect Keystone’s business operations. Although Keystone believes it could establish alternate manufacturers and sources for most of its raw materials, any delay in locating and establishing relationships with other sources could result in shortages of products it manufactures from such raw materials, with a resulting loss of sales and customers. In certain situations it may need to alter its products or with its customer’s consent to substitute different materials from alternative sources. A shortage of raw materials or an unexpected interruption of supply could also result in higher prices for those materials. Keystone has experienced increases in various raw material costs, transportation costs and the cost of packaging supplies used in its business. Increasing cost pricing pressures on raw materials and other products have continued throughout fiscal year 2022 and fiscal year 2023 as a result of limited supplies of various ingredients and the effects of higher labor and transportation costs. Keystone expects these upward pressures to continue through the near future. Although Keystone may be able to raise its prices in response to significant increases in the cost of raw materials, it may not be able to raise prices sufficiently or quickly enough to offset the negative effects such cost increases could have on results of its operations or financial condition.

There can be no assurance suppliers will provide the quality raw materials Keystone needs in the quantities requested or at a price Keystone is willing to pay. Because Keystone does not control the actual production of these raw materials, it is also subject to delays caused by interruption in production of materials including but not limited to those resulting from conditions outside of Keystone’s control, such as pandemics, weather, transportation interruptions, strikes, terrorism, natural disasters, and other catastrophic events.

Keystone is dependent upon a limited number of distributors for a significant portion of its sales, and loss of a key distributor could result in a loss of a significant amount of Keystone’s sales. In addition, adverse changes in Keystone’s relationships with, or the financial condition, performance, purchasing patterns or inventory levels of, key distributors and other channel partners could adversely affect its financial statements.

Historically, a substantial portion of Keystone’s international sales have come from a limited number of distributors. There can be no assurance that any particular distributor will purchase any particular quantity of products from Keystone or continue to purchase any products at all. If any distributor significantly reduces the volume of products purchased from Keystone, it would have an adverse effect on Keystone’s financial statements.

Keystone’s key distributors and other channel partners typically have valuable relationships with customers and end-users. Some of these distributors and other partners also sell Keystone’s competitors’ products or compete with Keystone directly, and if they favor competing products for any reason they may fail to market Keystone’s products effectively. Adverse changes in Keystone’s relationships with these distributors and other partners, reduction or discontinuation of their purchases from Keystone or adverse developments in their financial condition, performance or purchasing patterns, could cause a loss of resources and adversely affect Keystone’s business and financial statements. The levels of inventory maintained by Keystone’s distributors and other channel partners, and changes in those levels, can also significantly impact Keystone’s results of operations in any given period. In addition, the consolidation of distributors and customers in certain of Keystone’s served industries could adversely impact Keystone’s business and financial statements.

If Keystone cannot adjust its manufacturing capacity or the purchases required for its manufacturing activities to reflect changes in market conditions and customer demand, its profitability may suffer. In addition, its reliance upon sole or limited sources of supply for certain materials, components and services could cause production interruptions, delays and inefficiencies

Keystone purchases materials, components and equipment from third parties for use in its manufacturing operations, including metallic-based components, plastics, zirconia and other petroleum-based products. Keystone’s profitability could be adversely impacted if it is unable to adjust its purchases to reflect changes in customer demand and market fluctuations, including those caused by seasonality or cyclicality. During a market upturn, suppliers may extend lead times, limit supplies or increase prices. If Keystone cannot purchase sufficient products at competitive prices and quality and on a timely enough basis to meet increasing demand, it may not be able to satisfy market demand, product shipments may be delayed, its costs may increase or it may breach its contractual commitments and incur liabilities. Conversely, in order to secure supplies for the production of products, Keystone sometimes enters into non-cancelable purchase commitments with vendors, which could impact its ability to adjust its inventory to reflect declining market demands. If demand for Keystone’s products is less than Keystone expects, Keystone may experience additional excess and obsolete inventories and be forced to incur additional charges and its profitability may suffer.

In addition, some of Keystone’s businesses purchase certain requirements from sole or limited source suppliers for reasons of quality assurance, regulatory requirements, cost effectiveness, availability or uniqueness of design. If these or other suppliers encounter financial, operating or other difficulties or if Keystone’s relationship with them changes, Keystone might not be able to quickly establish or qualify replacement sources of supply. The supply chains for Keystone’s businesses could also be disrupted, as Keystone experienced on occasion during the COVID-19 pandemic, by supplier capacity constraints, bankruptcy or exiting of the business for other reasons, decreased availability of key raw materials or commodities and external events such as natural disasters, pandemic health issues, war, terrorist actions, governmental actions and legislative or regulatory changes. Any of these factors could result in production interruptions, delays, extended lead times and inefficiencies.

Although Keystone believes that it has stable relationships with its existing suppliers, it cannot assure you that it will be able to secure a stable supply of components or materials going forward. In the event that any adverse developments occur with Keystone’s suppliers, in particular for those components that are single or sole sourced, or if any of Keystone’s suppliers modifies any of the components they supply, Keystone’s ability to supply its products may be temporarily or permanently interrupted. Obtaining substitute components could be difficult, time and resource consuming and costly. Also, there can be no assurance that Keystone will be able to secure a supply of alternative components at reasonable prices without experiencing interruptions in its business operations. In addition, quarantines, shelter-in-place and similar government orders related to the COVID-19 pandemic or other infectious disease outbreaks, or the perception that such orders, shutdowns or other restrictions on the conduct of business operations could occur, could impact the suppliers upon which Keystone relies, or the availability or cost of materials, which could disrupt the supply chain for Keystone’s products, as Keystone experienced on occasion during the COVID-19 pandemic.

Keystone’s dependence on third parties subjects it to a number of risks that could impact its ability to manufacture its products and harm its business, including:

•	interruption of supply resulting from modifications to, or discontinuation of, a third party’s operations;

•	delays in product shipments resulting from uncorrected defects or errors, reliability issues or a third party’s failure to produce components that consistently meet Keystone’s quality specifications;

•	price fluctuations due to a lack of long-term supply arrangements with its third parties for key components or sterilization requirements;

•	inability to obtain adequate supply or services in a timely manner or on commercially reasonable terms;

•	difficulty identifying and qualifying alternative third parties for the supply of components in a timely manner;

•

inability of third parties to comply with applicable provisions of the FDA’s Quality System Regulations (“QSR”), or other applicable laws or regulations enforced by the FDA, state and global regulatory authorities;

•	inability to ensure the quality of products manufactured or sterilization conducted by third parties;

•	production delays related to the evaluation and testing of products and services from alternative third parties and corresponding regulatory qualifications;

•	trends towards consolidation within the medical device manufacturing supplier industry; and

•	delays in delivery by Keystone’s suppliers and service providers.

Although Keystone requires its third-party suppliers and providers to provide components and services that meet Keystone’s specifications and other applicable legal and regulatory requirements in its agreements and contracts, and Keystone performs incoming inspection, testing or other acceptance activities to ensure the components meet its requirements, there is a risk that these third parties will not always act consistent with Keystone’s best interests, and may not always supply components or provide services that meet Keystone’s requirements or in a timely manner. In addition, Keystone cannot assure you that its suppliers have obtained and will be able to obtain or maintain all licenses, permits, clearances and approvals necessary for their operations or comply with all applicable laws and regulations, and failure to do so by them may lead to interruption in their business operations, which in turn may result in shortages of components supplied to Keystone.

Further, because Keystone cannot always immediately adapt its production capacity and related cost structures to changing market conditions, its manufacturing capacity may at times exceed or fall short of its production requirements. Any or all of these problems could result in the loss of customers, provide an opportunity for competing products to gain market acceptance and otherwise adversely affect Keystone’s financial statements.

The availability of third-party reimbursement for Keystone’s products is uncertain, which may limit consumer use and the market for its products.

In the United States and elsewhere, sales of medical products are dependent, in part, on the ability of consumers of these products to obtain reimbursement for all or a portion of their cost from third-party payors, such as government and private insurance plans. Any inability of patients, physicians and other users of its products to obtain sufficient reimbursement from third-party payors for Keystone’s products, or adverse changes in relevant governmental policies or the policies of private third-party payors regarding reimbursement for these products, could limit our ability to sell Keystone’s products on a competitive basis. Keystone is unable to predict what changes will be made in the reimbursement methods used by third-party health care payors. Moreover, third- party payors are increasingly challenging the prices charged for medical products and services, and some health care providers are gradually adopting a managed care system in which the providers contract to provide comprehensive health care services for a fixed cost per person. Patients and physicians may not be able to justify the use of Keystone’s products by the attendant cost savings and clinical benefits that Keystone believes will be derived from the use of its products, and therefore may not be able to obtain third party reimbursement.

Reimbursement and health care payment systems in international markets vary significantly by country and include both government-sponsored health care and private insurance. Keystone may not be able to obtain approvals for reimbursement from these international third-party payors in a timely manner, if at all. Any failure to receive international reimbursement approvals could have an adverse effect on market acceptance of Keystone’s products in the international markets in which approvals are sought.

Keystone’s financial results are subject to fluctuations in the cost and availability of commodities that it uses in its operations.

Keystone’s manufacturing and other operations employ a wide variety of components, raw materials and other commodities, including metallic-based components, plastics, zirconia and other petroleum-based products. Prices for and availability of these components, raw materials and other commodities have fluctuated significantly in the past. Any sustained interruption in the supply of these items could adversely affect Keystone’s business. In addition, due to the highly competitive nature of the industries that Keystone serves, the cost-containment efforts of its customers and the terms of certain contracts to which it is party, if commodity prices rise Keystone may be unable to pass along cost increases through higher prices. If Keystone is unable to fully recover higher commodity costs through price increases or offset these increases through cost reductions, or if there is a time delay between the increase in costs and Keystone’s ability to recover or offset these costs, its margins and profitability could decline and its financial statements could be adversely affected.

Risks Related to Governmental Regulation

If Keystone fails to obtain or maintain approvals, clearances or certifications from the FDA or other applicable foreign regulatory authorities to market and sell its products, or are granted de novo classification, or if such approval or de novo classification is delayed, Keystone’s business will be materially harmed.

In the United States, before it can market a new medical device, or a new use of, new claim for or significant modification to an existing product, Keystone must first receive either clearance under Section 510(k) of the United States Food, Drug, and Cosmetic Act (the “FDCA”) or approval of a Premarket Approval (“PMA”) from the FDA, unless an exemption applies. In the 510(k) clearance process, before a device may be marketed, the FDA must determine that a proposed device is “substantially equivalent” to a legally-marketed “predicate” device, which includes a device that has been previously cleared through the 510(k) process, a device that was legally marketed prior to May 28, 1976 (pre-amendments device), a device that was originally on the United States market pursuant to an approved PMA and later down-classified, or a 510(k)-exempt device. To be “substantially equivalent,” the proposed device must have the same intended use as the predicate device, and either have the same technological characteristics as the predicate device or have different technological characteristics and not raise different questions of safety or effectiveness than the predicate device. Clinical data may be required to support substantial equivalence. In the process of obtaining PMA approval, the FDA must determine that a proposed device is safe and effective for its intended use based, in part, on extensive data, including, but not limited to, technical, pre-clinical, clinical trial, manufacturing and labeling data. The PMA process is typically required for devices that are deemed to pose the greatest risk, such as life-sustaining, life- supporting or implantable devices. To date, our products have received marketing authorization pursuant to the 510(k) clearance process.

Therefore, Keystone must obtain certain regulatory approvals and marketing clearances from governmental authorities, including the FDA, to market and sell its products. Various states also impose similar marketing regulations. The FDA approval process requires an applicant to demonstrate the safety and effectiveness based, in part, on extensive data, including, but not limited to, technical, preclinical, clinical trial, manufacturing and labeling data. The de novo classification process requires an applicant to demonstrate that general controls, or general and special controls, are sufficient to provide reasonable assurance of safety and effectiveness and that the probable benefits of the device outweigh the probable risks. The de novo request is supported by performance data, which may include clinical data. The FDA can delay, limit or deny approval of a device for many reasons, including:

•	Keystone may not be able to demonstrate to the FDA’s satisfaction that its product is safe and effective for its intended use;

•

the FDA’s approval process for Keystone’s products may not be conducted in a timely fashion, if at all, or additional regulations may be adopted or current regulations amended in such a manner as will adversely affect Keystone’s approval process;

•	the FDA may disagree that Keystone’s clinical data supports the label and use that Keystone is seeking;

•	the FDA may disagree that the data from Keystone’s preclinical studies and clinical trials is sufficient to support marketing authorization; and

•	the manufacturing process and facilities Keystone uses may not meet applicable requirements.

Obtaining approval, clearance or granted de novo classification from the FDA or any foreign regulatory authority is not guaranteed, could take longer than expected, and could result in unexpected and significant costs for us and consume management’s time and other resources. The FDA could ask Keystone to supplement our submissions, collect additional non-clinical data, conduct additional clinical trials, prepare additional manufacturing data or information or engage in other time-consuming actions, or it could simply deny our applications. In addition, if approved or granted approval to market, Keystone will be required to obtain additional FDA approvals or clearances prior to making certain modification to our devices, and the FDA may revoke the approval or clearance or impose other restrictions if post-market data demonstrates safety issues or lack of effectiveness. If Keystone is unable to obtain and maintain the necessary regulatory approvals and clearances to market its products, its financial condition may be adversely affected, and its ability to grow domestically and internationally would likely be limited. Additionally, even if approved or granted de novo classification, Keystone’s products may not be approved or a de novo classification request may not be granted for the indications that are necessary or desirable for successful commercialization or profitability.

The FDA, applicable foreign regulatory entity or notified body can delay, limit or deny clearance, approval or certification of a device for many reasons, including:

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Keystone’s inability to demonstrate to the satisfaction of the FDA or the applicable regulatory entity or notified body that its products are substantially equivalent, in the case of a 510(k) clearance, or safe or effective for their intended uses, in the case of a PMA;

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the disagreement of the FDA or the applicable foreign regulatory body with the design or implementation of our clinical trials (including, for purposes of the European Union (“EU”), clinical investigations) or the interpretation of data from pre-clinical studies or clinical trials, as applicable and to the extent required to support marketing authorization or certification;

•	Keystone’s inability to demonstrate that the clinical and other benefits of the device outweigh the risks;

•	the manufacturing process or facilities Keystone uses may not meet applicable requirements; and

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the potential for policies or regulations of the FDA or applicable foreign regulatory bodies to change significantly in a manner rendering our clinical data, as applicable, and/or regulatory filings insufficient for clearance, approval or certification.

Per FDA regulations, the scope of marketing claims Keystone can make about a cleared device is limited to the indications that were previously 510(k)-cleared. Other countries have similar laws and regulations restricting marketing to cleared indications. If a regulatory agency determines that any of Keystone’s marketing claims exceed the cleared indications in a particular country, Keystone may be subject to enforcement action and/or it may be required to cease making the challenged marketing claims, issue corrective communications, pay fines or stop selling products until the incorrect claims have been corrected.

In addition, if any regulatory agency determines that its marketing claims are false or misleading, or suggest a clinical benefit that is not supported in the studies applicable to such products, Keystone may be required to cease making the challenged marketing claims, issue corrective communications, pay fines or stop selling products until the objectionable claims have been corrected, which could harm its business, financial condition and results of operations. Any regulatory action or penalty could lead to private party actions, or private parties could seek to challenge Keystone’s claims even in the absence of formal regulatory actions, which could also harm its business, financial condition and results of operations.

To the extent Keystone intends to sell its products in member states of the EU, its products must comply with the general safety and performance requirements of the EU Medical Devices Regulation (“EU MDR”) (Regulation (EU) No 2017/745). Compliance with these requirements is a prerequisite to be able to affix the European Conformity, or CE, mark to its products, without which they cannot be sold or marketed in the EU. All medical devices placed on the market in the EU must meet the general safety and performance requirements laid down in Annex I to the EU Medical Devices Regulation including the requirement that a medical device must be designed and manufactured in such a way that, during normal conditions of use, it is suitable for its intended purpose. Medical devices must be safe and effective and must not compromise the clinical condition or safety of patients, or the safety and health of users and—where applicable—other persons, provided that any risks which may be associated with their use constitute acceptable risks when weighed against the benefits to the patient and are compatible with a high level of protection of health and safety, taking into account the generally acknowledged state of the art.

To demonstrate compliance with the general safety and performance requirements Keystone must undergo a conformity assessment procedure, which varies according to the type of medical device and its risk classification. Except for low-risk medical devices (Class I), where the manufacturer can self-assess of the conformity of its products with the general safety and performance requirements (except for any parts which relate to sterility, metrology or reuse aspects), a conformity assessment procedure requires the intervention of a notified body. See “Keystone Business—Government Regulation—Regulation of Medical Devices in the European Union.”

Sales of Keystone’s products outside the United States are subject to foreign regulatory requirements that vary widely from country to country, and such regulatory requirements have been changing and increasing in some countries. Complying with international regulatory requirements can be an expensive and time-consuming process and obtaining regulatory clearance, approvals or certifications is not certain. Keystone may be unable to maintain regulatory qualifications, clearances, approvals or certifications in these countries or to obtain clearances, approvals or certifications in other countries. It may incur significant costs in attempting to obtain, renew, or modify foreign regulatory clearances or approvals, qualifications or certifications. If Keystone experiences difficulties in receiving, maintaining, renewing or modifying necessary qualifications, clearances, approvals or certifications to market our products outside the United States, or if it fails to receive, renew, modify or maintain those qualifications, clearances, approvals or certifications, it may be unable to market its products or enhancements in certain international markets effectively, or at all.

Regulatory clearance or approval by the FDA, which is not guaranteed and could take longer than expected, does not ensure marketing authorization or similar registration, clearance, approval or certification by regulatory authorities in other countries, and such marketing authorization, registration, clearance, approval, or certification by one or more foreign regulatory authorities does not ensure marketing authorization or similar registration, clearance, approval, or certification by regulatory authorities in other foreign countries or by the FDA. However, a failure or delay in obtaining marketing authorization, registration, clearance, approval, or certification in one country, state or other location may have a negative effect on the regulatory process in others. Keystone may occasionally rely on vendors, partners, affiliates, or other third parties to seek marketing approval of one or more products in certain jurisdictions, and it is possible that such other third parties may proceed to sell products in jurisdictions despite the absence of required approvals.

Keystone’s future success depends on Keystone’s ability to develop, receive regulatory clearance or approval for, and introduce new products that will be accepted by the market in a timely manner. There is no guarantee that the FDA will grant 510(k) clearance or PMA approval of Keystone’s future products on a timely basis, if at all, and failure to obtain necessary clearances or approvals for its future products would adversely affect Keystone’s ability to grow its business.

It is important to Keystone’s business that Keystone builds a pipeline of product offerings. As such, Keystone’s success will depend in part on Keystone’s ability to develop and introduce new products. However, it may not be able to successfully develop and obtain regulatory clearance or approval for product enhancements, or new products for any number of reasons, including due to the cost associated with certain regulatory approval requirements, or these products may not be accepted by dental practitioners or users.

The success of any new product offering or enhancement to an existing product will depend on a number of factors, including Keystone’s ability to, among others:

•	identify and anticipate dental practitioner and patient needs properly;

•	develop and introduce new products or product enhancements in a timely manner;

•	avoid infringing upon the intellectual property rights of third parties;

•	demonstrate, if required, the safety and efficacy of new products with data from clinical studies;

•	obtain the necessary regulatory clearances or approvals for new products or product enhancements;

•	comply fully with the FDA and foreign regulations on marketing of new products or modified products; and

•	provide adequate training to potential users of our products.

If Keystone does not develop new products or product enhancements in time to meet market demand, or if there is insufficient demand for these products or enhancements, or if its competitors introduce new products with functionalities that are superior to Keystone’s, Keystone’s results of operations will suffer.

Some of Keystone’s future products will require FDA clearance of a 510(k). Other products may require the approval of a PMA. In addition, some of its future products may require clinical trials to support regulatory approval and it may not successfully complete these clinical trials. There is no guarantee that such trials will produce positive results or that the results will support Keystone’s claims. The FDA may not approve or clear these products for the indications that are necessary or desirable for successful commercialization. Indeed, the FDA may refuse our requests for 510(k) clearance or PMA of new products. Failure to receive clearance or approval for Keystone’s new products would have an adverse effect on its ability to expand its business.

Healthcare reform measures could hinder or prevent the commercial success of Keystone’s products.

In the United States, there have been, and Keystone expects there will continue to be, a number of legislative and regulatory changes to the healthcare system in ways that may harm its future revenues and profitability and the demand for our products. Federal and state lawmakers regularly propose and, at times, enact legislation that would result in significant changes to the healthcare system, some of which are intended to contain or reduce the costs of medical products and services. Current and future legislative and regulatory proposals to further reform healthcare or reduce healthcare costs may limit coverage of or lower reimbursement for the procedures associated with the use of Keystone’s products. The cost containment measures that payors and providers are instituting and the effect of any healthcare reform initiative implemented in the future could impact Keystone’s revenue from the sale of its products.

By way of example, in the United States, the Affordable Care Act (the “ACA”) was enacted in March 2010 and substantially changed the way healthcare is financed by both governmental and private insurers, and significantly impacts our industry. The ACA contained a number of provisions, including those governing enrollment in federal healthcare programs, reimbursement changes and fraud and abuse measures, all of which have impacted existing government healthcare programs and will result in the development of new programs. Since its enactment, there have been numerous amendments to the ACA and revisions to implementing regulations, along with judicial, executive and Congressional challenges to certain aspects of the ACA. On June 17, 2021, the Supreme Court ruled that states and individuals lacked standing to challenge the constitutionality of the ACA’s individual mandate, post-repeal of its associated tax penalty. Additionally, on February 15, 2021, President Biden issued an executive order that initiated a special enrollment period for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. Additional legislative changes, regulatory changes and judicial challenges related to the ACA remain possible. Keystone cannot predict what effect further changes related to the ACA, including under the Biden administration, will have on its business.

The continuing efforts of the government, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare may harm:

•	Keystone’s ability to set a price that it believes is fair for its products;

•	Keystone’s ability to generate revenue and achieve or maintain profitability; and

•	the availability of capital.

The current presidential administration and Congress may continue to pursue significant changes to the current healthcare laws. Keystone cannot predict what other laws and regulations will ultimately be enacted and implemented at the federal or state level or the effect of any future legislation or regulation in the United States on our business, financial condition, and results of operations. Future changes in healthcare policy could increase Keystone’s costs and subject it to additional requirements that may interrupt commercialization of its current and future solutions, decrease its revenue and impact sales of and pricing for its current and future products.

New legislation and regulations and legislative and regulatory reforms may make it more difficult and costly for Keystone to obtain regulatory clearance or approval of its new and modified products, or to manufacture, market and distribute its products after clearance or approval is obtained.

From time to time, legislation is drafted and introduced in the legislative bodies of the countries in which Keystone sells or intends to sell its products to revise the process for regulatory approval, clearance, authorization, certification, manufacture and marketing of regulated products or the reimbursement thereof. In addition, FDA, EU and other applicable foreign regulations and guidance are often revised or reinterpreted by the applicable competent authority in ways that may significantly affect its business and its products. For example, over the last several years, the FDA has proposed reforms to its 510(k) clearance process, and such proposals could include increased requirements for clinical data and a longer review period, or could make it more difficult for manufacturers to utilize the 510(k) clearance process for their products. In November 2018, FDA officials announced forthcoming steps that the FDA intended to take to modernize the premarket notification pathway under Section 510(k) of the FDCA. Among other things, the FDA announced that it planned to develop proposals to drive manufacturers utilizing the 510(k) pathway toward the use of newer predicates. These proposals included plans to potentially sunset certain older devices that were used as predicates under the 510(k) clearance pathway, and to potentially publish a list of devices that have been cleared on the basis of demonstrated substantial equivalence to predicate devices that are more than 10 years old. In May 2019, the FDA solicited public feedback on these proposals. These proposals have not yet been finalized or adopted, and the FDA may work with Congress to implement such proposals through legislation. Accordingly, it is unclear the extent to which any proposals, if adopted, could impose additional regulatory requirements on Keystone that could delay its ability to obtain new 510(k) clearances, increase the costs of compliance, or restrict its ability to maintain its current clearances, or otherwise create competition that may negatively affect Keystone’s business.

More recently, in September 2019, the FDA finalized guidance describing an optional “safety and performance based” premarket review pathway for manufacturers of “certain, well-understood device types” to demonstrate substantial equivalence under the 510(k) clearance pathway by showing that such device meets objective safety and performance criteria established by the FDA, thereby obviating the need for manufacturers to compare the safety and performance of their medical devices to specific predicate devices in the clearance process. The FDA has developed and maintains a list of device types appropriate for the “safety and performance based” pathway and announced that it intends to continue to develop product-specific guidance documents that identify the performance criteria for each such device type, as well as the testing methods recommended in the guidance documents, where feasible. The FDA may establish performance criteria for classes of devices for which Keystone or its competitors seek or currently have received clearance, and it is unclear the extent to which such performance standards, if established, could impact Keystone’s ability to obtain new 510(k) clearances or otherwise create competition that may negatively affect its business.

In addition, FDA regulations and guidance are often revised or reinterpreted by the FDA in ways that may significantly affect Keystone’s business and its products. Any new statutes, regulations or revisions or reinterpretations of existing regulations may impose additional costs or lengthen review times of any future products or make it more difficult to obtain clearance or approval for, manufacture, market or distribute Keystone’s products. Keystone cannot determine what effect changes in regulations, statutes, legal interpretation or policies, when and if promulgated, enacted or adopted may have on its business in the future. Such changes could, among other things, require: additional testing prior to obtaining clearance or approval; changes to manufacturing methods; recall, replacement or discontinuance of its products; or additional record keeping.

The FDA’s and other regulatory authorities’ policies may change and additional government regulations may be promulgated that could prevent, limit or delay regulatory clearance or approval of Keystone’s product candidates. Keystone cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If Keystone is slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if it is not able to maintain regulatory compliance, it may lose any marketing approval that it may have obtained and it may not achieve or sustain profitability.

In addition, the EU landscape concerning medical devices in the EU recently evolved. On May 25, 2017, the EU MDR entered into force, which repeals and replaces the EU Medical Devices Directive and the Active Implantable Medical Devices Directive. The EU MDR, among other things, is intended to establish a uniform, transparent, predictable and sustainable regulatory framework across the EU for medical devices and ensure a high level of safety and health while supporting innovation.

The EU MDR became effective on May 26, 2021. The new regulation among other things:

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strengthens the rules on placing devices on the market (e.g., reclassification of certain devices and wider scope than the EU Medical Devices Directive) and reinforces surveillance once they are available;

•	establishes explicit provisions on manufacturers’ responsibilities for the follow up of the quality, performance and safety of devices placed on the market;

•	imposes an obligation to identify a responsible person who is ultimately responsible for all aspects of compliance with the requirements of the new regulation;

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improves the traceability of medical devices throughout the supply chain to the end user or patient through the introduction of a unique identification number, to increase the ability of manufacturers and regulatory authorities to trace specific devices through the supply chain and to facilitate the prompt and efficient recall of medical devices that have been found to present a safety risk;

•	sets up a central database (Eudamed) to provide patients, healthcare professionals and the public with comprehensive information on products available in the EU; and

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strengthens the rules for the assessment of certain high-risk devices, such as implants, which may have to undergo a clinical evaluation consultation procedure by experts before they are placed on the market.

These modifications may have an effect on the way Keystone intends to develop its business in the EU and European Economic Area (the “EEA”). For example, as a result of the transition towards the new regime, notified body review times have lengthened, and product introductions could be delayed or canceled, which could adversely affect Keystone’s ability to grow its business.

Keystone sells its products to licensed practitioners, including dentists and endodontists. Current laws and regulations could change at any time, disallowing sales of our products to dentists or endodontists and other non- physician providers, imposing additional educational or regulatory requirements on dentists and endodontists and other non-physician providers and limiting the ability of a dentist, endodontist, and non-physicians to operate our products, which could adversely affect Keystone’s business, financial condition and results of operations.

Any new regulations or revisions or reinterpretations of existing regulations may impose additional costs or lengthen review times of future products or limit Keystone’s ability to sell to clinicians. It is impossible to predict whether legislative changes will be enacted or if regulations, guidance or interpretations will change and what the impact of such changes, if any, may be.

Keystone is subject to federal and state health care fraud and abuse laws, false claims laws, physician payment transparency laws and other health care laws and regulations. If Keystone or its employees, independent contractors, consultants, commercial partners, or vendors violate these laws, it could face substantial penalties.

Keystone is subject to federal, state, local and foreign laws, rules, regulations, self-regulatory codes, circulars and orders relating to health care fraud, including, but not limited to, the United States Federal Anti-Kickback Statute (the “AKS”), false claims laws, transparency laws with respect to payments and other transfers of value made to physicians and other licensed health care professionals, and other health care laws and regulations. In particular, the promotion, sales and marketing of health care items and services is subject to extensive laws and regulations designed to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive and other business arrangements. The United States health care laws and regulations that may affect Keystone’s ability to operate include, but are not limited to:

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the AKS, which prohibits, among other things, any person or entity from knowingly and willfully, offering, paying, soliciting or receiving any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce, or in return for, the purchasing, leasing, ordering or arranging for the purchase, lease, or order of any item or service reimbursable under Medicare, Medicaid or other federal health care programs. The term “remuneration” has been broadly interpreted to include anything of value. Although there are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, the exceptions and safe harbors are drawn narrowly. Practices that may be alleged to be intended to induce the purchases or recommendations, include any payments of more than fair market value, may be subject to scrutiny if they do not qualify for an exception or safe harbor. In addition, a person or entity does not need to have actual knowledge of this statute or specific intent to violate it in order to have committed a violation;

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federal civil and criminal false claims laws, including the federal civil False Claims Act, and civil monetary penalty laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment or approval from Medicare, Medicaid or other federal government programs that are false or fraudulent or knowingly making a false statement to improperly avoid, decrease or conceal an obligation to pay money to the federal government, including federal health care programs. In addition, the government may assert that a claim including items or services resulting from a violation of the AKS constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act;

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the federal Health Information Technology for Economic and Clinical Health Act (“HITECH Act”) and the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) which created new federal civil and criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any health care benefit program or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any health care benefit program, including private third-party payors and knowingly and willfully falsifying, concealing or covering up by any trick, scheme or device, a material fact or making any materially false, fictitious or fraudulent statements in connection with the delivery of, or payment for, health care benefits, items or services. Similar to the AKS, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

•	federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers;

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the federal Open Payments Act, the United States Physician Payment Sunshine Act and similar foreign laws, rules, regulations, self-regulatory codes, circulars and orders, which requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually to the government information related to payments or other transfers of value made to certain health care providers and teaching hospitals including physicians (which include dentists), physician assistants, nurse practitioners, clinical nurse specialists, certified registered nurse anesthetists and anesthesiologist assistants and certified nurse-midwives, as well as ownership and investment interests held by certain health care providers and their immediate family members;

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state and foreign equivalents of each of the health care laws described above, among others, some of which may be broader in scope including, without limitation, state anti-kickback and false claims; and

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laws that may apply to sales or marketing arrangements and claims involving health care items or services reimbursed by non-governmental third party payors, including private insurers, or that apply regardless of payor; state laws that require device companies to comply with the industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government; state laws that require device manufacturers to report information related to payments and other transfers of value to physicians and other health care providers, marketing expenditures; and state and local laws requiring the registration of device sales and medical representatives. Greater scrutiny of marketing practices in the medical device industry has resulted in numerous government investigations by various government authorities, and this industry-wide enforcement activity is expected to continue. The shifting regulatory environment, along with the requirement to comply with multiple jurisdictions with different and difficult compliance and reporting requirements, increases the possibility that we may run afoul of one or more laws. The costs to comply with these regulatory requirements are becoming more expensive and will also impact our profitability.

Because of the breadth of these laws and the narrowness of the statutory exceptions and regulatory safe harbors available, it is possible that some of Keystone’s business activities, patient outreach programs or its arrangements with independent sales representatives and customers could be subject to challenge under one or more of such laws. The shifting regulatory environment, along with the requirement to comply with multiple jurisdictions with different and difficult compliance and reporting requirements, increases the possibility that Keystone may run afoul of one or more laws. The costs to comply with these regulatory requirements are becoming more expensive and will also impact Keystone’s profitability. It is not always possible to identify and deter employee misconduct or business noncompliance, and the precautions we take to detect and prevent inappropriate conduct may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If Keystone or its employees, agents, independent contractors, consultants, commercial partners and vendors violate these laws, it may be subject to investigations, enforcement actions and/or significant penalties, including the imposition of significant civil, criminal and administrative penalties, damages, disgorgement, monetary fines, imprisonment, possible exclusion from participation in Medicare, Medicaid and other federal health care programs, contractual damages, reputational harm, diminished profits and future earnings, additional reporting requirements and/or oversight if Keystone becomes subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, and/or curtailment of its operations, any of which could adversely affect our ability to operate its business and its results of operations.

In addition, any government investigation, even if Keystone is able to successfully defend against it, will require the expenditure of significant resources, is likely to generate negative publicity, harm Keystone’s reputation and potentially its financial condition and divert the attention of its management. Moreover, any investigation into Keystone’s practices could cause adverse publicity and require a costly and time-consuming response. If its operations are found to be in violation of any of these laws or any other governmental regulations that may apply to Keystone, it may be subject to significant civil, criminal and administrative penalties, damages, fines, imprisonment of individuals, exclusion from government funded healthcare programs, such as Medicare and Medicaid, imposition of compliance obligations and monitoring, and the curtailment or restructuring of our operations. Any of the foregoing consequences could seriously harm Keystone’s business and its financial results.

Keystone could be adversely affected by violations of the Foreign Corrupt Practices Act (the “FCPA”) and similar worldwide anti-bribery laws and any investigation, and the outcome of any investigation, by government agencies of possible violations by it of the FCPA could have a material adverse effect on Keystone’s business.

The FCPA and similar worldwide anti-bribery laws prohibit companies and their intermediaries from corruptly providing any benefits to government officials for the purpose of obtaining or retaining business. Keystone is in the process of further enhancing policies and procedures intended to help ensure compliance with these laws. In the future, it may operate in parts of the world that have experienced governmental corruption to some degree. Moreover, because of the significant role government entities play in the regulation of many foreign healthcare markets, it may be exposed to heightened FCPA and similar risks arising from our efforts to seek regulatory approval of and reimbursement for our products in such countries. Keystone cannot assure you that its internal control policies and procedures will protect it from improper acts committed by its employees or agents. Violations of these laws, or allegations of such violations, would significantly disrupt its business and have a material adverse effect on its business, financial condition, and results of operations.

Certain of Keystone’s businesses are subject to extensive regulation by the FDA and by comparable agencies of other countries, as well as laws regulating fraud and abuse in the health care industry and the privacy and security of health information. Failure to comply with those regulations could adversely affect Keystone’s reputation, ability to do business and financial statements.

Most of Keystone’s products are medical devices subject to regulation by the FDA, by other federal and state governmental agencies, by comparable agencies of other countries and regions, by certain accrediting bodies and by regulations governing hazardous materials (or the manufacture and sale of products containing any such materials). The FDA and these other regulatory authorities enforce additional regulations regarding the safety of X-ray emitting devices. The global regulatory environment has become increasingly stringent and unpredictable. Several countries that did not have regulatory requirements for medical devices have established such requirements in recent years, and other countries have expanded, or plan to expand, their existing regulations. For example, the EU has Regulation (EU) 2017/745 on medical devices, which went into effect on May 26, 2021. The EU MDR, which was adopted in April 2017, changed the European legal framework for medical devices and introduced new principal and supportive responsibilities for EU authorities in the assessment of certain categories of products. The EU MDR imposes stricter requirements for the marketing and sale of medical devices, including in the area of clinical evaluation requirements, quality systems and post-market surveillance. If Keystone fails to meet these requirements, its business in the EU and other regions could be adversely affected.

To varying degrees, these regulators require Keystone to comply with laws and regulations governing the development, testing, manufacturing, labeling, marketing, distribution and post-marketing surveillance of our products. Keystone cannot guarantee that it will be able to obtain regulatory clearance (such as 510(k) clearance) or approvals for our new products or modifications to (or additional indications or uses of) existing products within our anticipated timeframe or at all, and if it does obtain such clearance or approval it may be time-consuming, costly and subject to restrictions. Keystone’s ability to obtain such regulatory clearances or approvals will depend on many factors and the process for obtaining such clearances or approvals could change over time. Even after initial regulatory clearance or approval, Keystone is subject to periodic inspection by these regulatory authorities, and if safety issues arise it may be required to amend conditions for use of a product, such as providing additional warnings on the product’s label or narrowing its approved intended use, which could reduce the product’s market acceptance. Failure to obtain required regulatory clearances or approvals before marketing our products (or before implementing modifications to or promoting additional indications or uses of our products), other violations of these regulations, failure to remediate inspectional observations to the satisfaction of these regulatory authorities and real or perceived efficacy or safety concerns or trends of adverse events with respect to our products (even after obtaining clearance for distribution) can lead to FDA Form 483 Inspectional Observations, warning letters, notices to customers, declining sales, loss of customers, loss of market share, remediation and increased compliance costs, recalls, seizures of adulterated or misbranded products, injunctions, administrative detentions, refusals to permit importations, partial or total shutdown of production facilities or the implementation of operating restrictions, narrowing of permitted uses for a product, suspension or withdrawal of approvals and pre-market notification rescissions. Keystone is also subject to various laws regulating fraud and abuse, pricing and sales and marketing practices in the health care industry and the privacy and security of health information as well as manufacturing and quality standards, including the federal regulations described in the section entitled “Business–Government Regulation.” Ensuring that our internal operations and business arrangements with third parties comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that government authorities will conclude that Keystone’s business practices do not comply with current or future statutes, regulations, agency guidance or case law involving applicable fraud and abuse or other healthcare laws and regulations.

Noncompliance with these standards can result in, among other things, fines, expenses, injunctions, civil penalties, recalls or seizures of products, total or partial suspension of production, refusal of the government to grant 510(k) clearance of devices, withdrawal of marketing approvals, criminal prosecutions and other adverse effects referenced below under “Our businesses are subject to extensive regulation; failure to comply with those regulations could adversely affect our financial statements and our business, including our reputation.” Further defending against any such actions can be costly and time-consuming and may require significant personnel resources. Therefore, even if Keystone is successful in defending against any such actions that may be brought against it, its business may be impaired.

Any product Keystone develops may cause or contribute to adverse medical events, which could interrupt, delay, or prevent its continued development. If certain events occur after marketing authorization or certification, Keystone may be required to report them to the FDA or comparable regulatory authority, and if it fails to do so, it would be subject to sanctions that could harm its reputation, business, financial condition and results of operations. In addition, the discovery of serious safety issues with its products, or a recall of its products either voluntarily or at the direction of the FDA or another governmental authority, could have a negative impact on Keystone.

Keystone is subject to the FDA’s medical device reporting regulations and similar foreign regulations, which require it to report to the FDA or comparable regulatory authorities when it receives or becomes aware of information that reasonably suggests that one or more of its products may have caused or contributed to a death or serious injury or malfunctioned in a way that, if the malfunction were to recur, it could cause or contribute to a death or serious injury. The timing of our obligation to report is triggered by the date Keystone becomes aware of the event as well as the nature of the event. Keystone may fail to report events of which it becomes aware within the prescribed timeframe. It may also fail to recognize that it has become aware of a reportable event, especially if it is not reported to it as an adverse event or if it is an adverse event that is unexpected or removed in time from the use of the product. If Keystone fails to comply with its reporting obligations, the FDA or comparable regulatory authorities could take action, including warning letters, untitled letters, administrative actions, criminal prosecution, imposition of civil monetary penalties, revocation of our marketing authorizations, seizure of Keystone’s products or delay in obtaining marketing authorizations or certifications for Keystone’s product candidates.

The FDA and foreign regulatory bodies have the authority to require the recall of commercialized products in the event of material deficiencies or defects in design or manufacture of a product or in the event that a product poses an unacceptable risk to health. The FDA’s authority to require a recall must be based on a finding that there is reasonable probability that the device could cause serious injury or death. Keystone may also choose to voluntarily recall a product if any material deficiency is found. A government-mandated or voluntary recall by Keystone could occur as a result of an unacceptable risk to health, component failures, malfunctions, manufacturing defects, labeling or design deficiencies, packaging defects or other deficiencies or failures to comply with applicable regulations. For example, in each of July 2021 and March, June, September and November 2019, Keystone initiated voluntary recalls of (i) several lots of dental impression components after identifying certain assembly issues, (ii) several lots of screw driver-type instruments after identifying issues related to the fit of such instruments, (iii) one lot of implants after identifying certain surface treatment issues, (iv) one lot of implants that were packaged with an incorrect cover screw and (v) one lot of implants that were packaged with an incorrect cover screw, respectively. The recalls affected approximately 2,500 products, and there were no patient safety issues reported or any reports to any of these issues, which all have been corrected. Product defects or other errors may occur in the future.

Depending on the corrective action Keystone takes to redress a product’s deficiencies or defects, the FDA or foreign regulatory authorities or bodies may require, or Keystone may decide, that Keystone will need to obtain new clearances, approvals or certifications for the device before it may market or distribute the corrected device. Seeking such clearances, approvals or certifications may delay Keystone’s ability to replace the recalled devices in a timely manner. Moreover, if it does not adequately address problems associated with its devices, Keystone may face additional regulatory enforcement action, including FDA or foreign regulatory bodies warning letters, product seizure, injunctions, administrative penalties or civil or criminal fines.

Companies are required to maintain certain records of recalls and corrections, even if they are not reportable to the FDA or foreign regulatory bodies. Keystone may initiate voluntary withdrawals or corrections for its products in the future that it determines do not require notification of the FDA or foreign regulatory bodies. If the FDA or foreign regulatory bodies disagree with Keystone’s determinations, it could require Keystone to report those actions as recalls and Keystone may be subject to enforcement action. A future recall announcement could harm Keystone’s reputation with clinicians and dental practitioners, potentially lead to product liability claims against it and negatively affect its sales. Any corrective action, whether voluntary or involuntary, as well as defending itself in a lawsuit, will require the dedication of Keystone’s time and capital, distract management from operating Keystone’s business and may harm Keystone’s reputation and financial results.

In the future, certain of Keystone’s products may be subject to clinical trials, the results of which may be unexpected, may not be positive, may not support Keystone’s claims, or may be perceived as unfavorable by the market, and could have a material adverse effect on Keystone’s business, financial condition or results of operations. Clinical trials may also be necessary to support a 510(k) clearance, comparable marketing authorization, or certification. Such trials may require the enrollment of large numbers of patients and suitable patients may be difficult to identify and recruit. Delays or failures in Keystone’s clinical trials may prevent it from commercializing modified or new products and may adversely affect its business, financial condition and results of operations.

As a part of the regulatory process of obtaining marketing clearance for new products and new indications for existing products, Keystone may conduct and participate in clinical trials. Unexpected or inconsistent clinical data from existing or future clinical trials, or a regulator’s or the market’s perception of this clinical data, may adversely impact Keystone’s ability to obtain product approvals, its position in, and share of, the markets in which it participates and its business and financial statements.

Initiating and completing the clinical trials necessary to support Keystone’s current and future products will be time consuming and expensive and the outcome of any such clinical trials is uncertain. Moreover, the results of early clinical trials are not necessarily predictive of future results, and any product Keystone advances into clinical trials may not have favorable results in later clinical trials and such trials may not support Keystone’s claims. Regulatory authorities or bodies may disagree with Keystone’s interpretation of data and results from Keystone’s clinical trials, and data are often susceptible to various interpretations and analyses. Many companies that have believed their products performed satisfactorily in preclinical studies and earlier clinical trials have nonetheless failed to replicate results in later clinical trials. Failure can occur at any stage of clinical testing. Keystone’s clinical studies may produce negative or inconclusive results, and it may decide, or regulators may require it, to conduct additional clinical and non-clinical testing in addition to those it has planned.

The initiation and completion of any of Keystone’s clinical studies may be prevented, delayed, or halted for numerous reasons. Keystone may experience delays in our clinical trials for a number of reasons, which could adversely affect the costs, timing or successful completion of Keystone’s clinical trials, including related to the following:

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Keystone may be required for future products to submit an Investigational Device Exemption (“IDE”) application to FDA, which must become effective prior to commencing certain human clinical trials of medical devices, and FDA may reject or delay Keystone’s IDE application and notify Keystone that it may not begin clinical trials; similar requirements may apply in foreign jurisdictions;

•	regulators may disagree as to the design or implementation of Keystone’s clinical trials;

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regulators and/or institutional review boards (“IRBs”), ethics committees or other reviewing bodies may not authorize Keystone or its investigators to commence a clinical trial, or to conduct or continue a clinical trial at a prospective or specific trial site;

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Keystone may not reach agreement on acceptable terms with prospective contract research organizations (“CROs”), and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

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clinical trials may produce negative or inconclusive results, or such results may not support Keystone’s claims, and Keystone may decide, or regulators may require it, to conduct additional clinical trials or abandon product development programs;

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the number of subjects required for clinical trials may be larger than Keystone anticipates, enrollment in these clinical trials may be insufficient or slower than it anticipates, and the number of clinical trials being conducted at any given time may be high and result in fewer available subjects for any given clinical trial, or subjects may drop out of these clinical trials at a higher rate than it anticipates;

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Keystone’s third-party contractors, including those manufacturing products or conducting clinical trials on its behalf, may fail to comply with regulatory requirements or meet their contractual obligations to Keystone in a timely manner, or at all;

•	Keystone might have to suspend or terminate clinical trials for various reasons, including a finding that the subjects are being exposed to unacceptable health risks;

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Keystone may have to amend clinical trial protocols or conduct additional studies to reflect changes in regulatory requirements or guidance, which it may be required to submit to an IRB or ethics committee and/or regulatory authorities for re-examination;

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regulators, IRBs, or other parties may require or recommend that Keystone or its investigators suspend or terminate clinical research for various reasons, including safety signals or noncompliance with regulatory requirements;

•	the cost of clinical trials may be greater than Keystone anticipates;

•	clinical sites may not adhere to the clinical protocol or may drop out of a clinical trial;

•	Keystone may be unable to recruit a sufficient number of clinical trial sites;

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regulators or other reviewing bodies may fail to approve or subsequently find fault with our manufacturing processes or facilities of third-party manufacturers with which Keystone enters into agreement for clinical and commercial supplies, the supply of devices or other materials necessary to conduct clinical trials may be insufficient, inadequate or not available at an acceptable cost, or Keystone may experience interruptions in supply;

•	policies or regulations of FDA or applicable foreign regulatory agencies may change in a manner rendering our clinical data insufficient for marketing authorization or certification; and

•	Keystone’s current or future products may have undesirable side effects or other unexpected characteristics.

Any of these occurrences may significantly harm Keystone’s business, financial condition and prospects. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of marketing authorization of our product candidates.

Moreover, conducting successful clinical studies will require the enrollment of large numbers of patients and suitable patients may be difficult to identify and recruit. Patient enrollment in clinical trials and completion of patient participation and follow-up depends on many factors, including the size of the patient population, the nature of the trial protocol, the attractiveness of, or the discomforts and risks associated with, the treatments received by enrolled subjects, the availability of appropriate clinical trial investigators and support staff, the proximity of patients to clinical trial sites, the availability of patients meeting the eligibility and exclusion criteria for participation in the clinical trial and patient compliance with the trial protocol. For example, patients may be discouraged from enrolling in our clinical trials if the trial protocol requires them to undergo extensive post- treatment procedures or follow-up to assess the performance of our products, or if they determine that the treatments received under the trial protocols are not attractive or involve unacceptable risks or discomforts.

Patients may also not participate in Keystone’s clinical trials if they choose to participate in contemporaneous clinical trials of competitive products. In addition, patients participating in clinical trials may die before completion of the trial or suffer adverse medical events unrelated to the products being tested.

Clinical trials must be conducted in accordance with the laws and regulations of the FDA and/or other applicable regulatory authorities’ legal requirements, regulations or guidelines, and are subject to oversight by these governmental agencies and IRBs or ethics committees at the medical institutions where the clinical trials are conducted. In addition, clinical trials must be conducted with supplies of our devices produced under current good manufacturing practice (“cGMP”), requirements and other regulations. Keystone depends on our collaborators and on medical institutions and CROs to conduct our clinical trials in compliance with good clinical practice (“GCP”), requirements. To the extent our collaborators or the CROs fail to enroll participants for our clinical trials, fail to conduct the study to GCP standards or are delayed for a significant time in the execution of trials, including achieving full enrollment, Keystone may be affected by increased costs, program delays or both. In addition, clinical trials that are conducted in countries outside the United States may subject us to further delays and expenses as a result of increased shipment costs, additional regulatory requirements and the engagement of non-U.S. CROs, as well as expose us to risks associated with clinical investigators who are unknown to the FDA, and different standards of diagnosis, screening and medical care.

Even if Keystone’s clinical trials are completed as planned, Keystone cannot be certain that their results will support our product claims or that the FDA, other foreign regulatory authorities, or our notified body will agree with its conclusions regarding such trials. The clinical trial process may fail to demonstrate that Keystone’s products are safe and effective for the proposed indications for use, or patients enrolled in the clinical trials may experience unanticipated adverse side effects, either of which could cause Keystone to abandon or delay further development of a proposed product and may delay the development of other products. Furthermore, any delay or termination of Keystone’s clinical trials will delay the filing of its product submissions to the relevant regulatory authorities or to its notified body and, ultimately, its ability to commercialize such product and generate revenues. In addition, despite considerable time and expense invested in its clinical trials, the FDA, foreign regulatory authorities, or its notified body may not consider Keystone’s data adequate to support regulatory clearance, approval, certification of its products, or other required regulatory authorizations, as applicable. Such increased costs and delays or failures to complete Keystone’s clinical trials or obtain the results we expect, delays in its ability to commercialize its products or the abandonment of proposed product lines in response to clinical trial results could adversely affect its business, financial condition and results of operations.

Keystone has limited clinical data on its product candidates to indicate whether they are safe or effective for long- term use in humans and the absence of long-term clinical data might limit sales, and Keystone’s products might therefore prove to be less safe or effective than initially thought.

Keystone has limited clinical data on its product candidates and it has not conducted any studies to evaluate whether they are safe or effective for long-term use in humans, including its Osteon products. While Keystone has not observed any serious adverse events as a result of these preclinical studies or clinical trial, it has not widely tested the Osteon products in humans and cannot be certain how the Osteon products will perform when more widely tested in humans in any later clinical trials.

If treatment with any of its product candidates in its ongoing or future clinical trials results in concerns about their safety or efficacy, Keystone and its collaboration partners may be unable to successfully develop or commercialize any or all of its product candidates or enter into collaborations with respect to its product candidates.

Given the foregoing regulatory environment in which Keystone operates, it lacks the breadth of published long- term clinical data supporting the safety and efficacy of its products and the benefits may slow the adoption of its products, significantly reduce its ability to achieve expected sales and could prevent it from achieving and maintaining profitability.

Keystone’s facilities and those of its suppliers and contract manufacturers are subject to regulation under the Federal Food, Drug and Cosmetic Act and FDA implementing regulations as well as potential inspections by foreign regulatory authorities and audits.

The methods used in, and the facilities used for, the manufacture of Keystone’s products must comply with the FDA’s QSR, which is a complex regulatory scheme that covers the procedures and documentation of the design, testing, production, process controls, quality assurance, labeling, packaging, handling, storage, distribution, installation, servicing and shipping of medical devices. Furthermore, Keystone is required to verify that its suppliers maintain facilities, procedures and operations that comply with its quality standards and applicable regulatory requirements. The FDA enforces the QSR through periodic announced or unannounced inspections of medical device manufacturing facilities, which may include the facilities of subcontractors. Keystone’s products are also subject to similar state regulations and various laws and regulations of foreign countries governing manufacturing.

Keystone’s operations could be harmed if regulatory authorities make determinations that it, or its vendors, are not in compliance with these regulations. If the FDA finds a violation of cGMPs, it may enjoin Keystone’s manufacturing operations, seize product, restrict importation of goods, and impose administrative, civil or criminal penalties or take other enforcement actions, such as requesting or requiring recalls. Similar requirements may apply in foreign jurisdictions. If Keystone or its contract manufacturers or suppliers fails to comply with applicable regulatory requirements, it or they could be required to take costly corrective actions, including suspending manufacturing operations, changing product designs, suspending sales, or initiating product recalls or market withdrawals. In addition, compliance with these regulations has increased and may further increase the cost of manufacturing certain of Keystone’s products to ensure and maintain compliance. Any of these outcomes could have a material adverse effect on Keystone’s business, financial condition and results of operations.

Even after clearance, approval or certification for Keystone’s products is obtained, it and its contract manufacturers are subject to extensive post-market regulation by the FDA and foreign regulatory authorities and the notified body. Keystone’s failure to meet strict regulatory requirements could result in its being required to stop sales of its products, conduct voluntary or mandatory product recalls, pay fines, incur other costs or even close its facilities.

Even after a device is cleared, approved, certified or authorized, there are significant post-market regulations with which Keystone must comply. For example, it is required to comply with the FDA’s QSR, which covers the methods used in, and the facilities and controls used for, the design, manufacture, quality assurance, labeling, packaging, sterilization, storage, shipping, installation, distribution and servicing of its marketed products. The FDA enforces the QSR through periodic announced and unannounced inspections of manufacturing facilities. Any failure by Keystone or its contract manufacturers to take satisfactory corrective action in response to an adverse QSR inspection could result in enforcement actions against Keystone or its contract manufacturers.

In the EU, if Keystone were authorized to market, it would also be required to demonstrate compliance with similar quality system requirements which are laid down in the relevant Annexes to the EU MDR. Such compliance can be supported by, among other things, a certificate of compliance with ISO 13485:2016. Demonstration of compliance with the ISO 13485:2016 standard permits manufacturers to benefit from a presumption of conformity with the corresponding quality system requirements laid down in such Annexes to EU MDR. Failure to comply with such standards could adversely impact Keystone’s business.

Later discovery of previously unknown problems with Keystone’s products, including unanticipated adverse events, adverse events of unanticipated severity or frequency, or manufacturing problems, may result in changes to labeling, restrictions on such products or manufacturing processes, withdrawal of the products from the market, a requirement to repair, replace or refund the cost of any medical device that Keystone manufactures or distributes, fines, import refusals, product seizures, injunctions, the suspension, variation or withdrawal of regulatory clearances, approvals, certifications or other regulatory authorizations or the imposition of civil, administrative or criminal penalties or other enforcement or regulatory actions, each of which could adversely affect Keystone’s business, financial condition and results of operations.

The FDA and similar foreign governmental authorities and the authorities of the EU member states, also have the authority to require the recall of commercialized products in the event of material deficiencies or defects in design or manufacture or in the event that a product poses an unacceptable risk to health. Moreover, Keystone’s notified body has the power to suspend, vary or withdraw our certifications in such circumstances. Manufacturers may, on their own initiative, recall a product if any material deficiency in a device is found or conduct a market withdrawal such as the correction or removal of a device to reduce a risk to health posed by the device, to remedy a minor violation of law or even if no violation of law has occurred. A government-mandated or voluntary recall by Keystone or one of its distributors could occur as a result of an unacceptable risk to health, component failures, malfunctions, manufacturing defects, manufacturing errors, other problems with design or labeling, packaging defects or other deficiencies or failures to comply with applicable regulations.

Depending on the corrective action Keystone takes to redress a product’s deficiencies or defects, the FDA, other applicable foreign regulatory authorities or Keystone’s notified body may require, or it may decide, that it will need to obtain new approvals, clearances, or certifications for the product before it may market or distribute the corrected product. Seeking such approvals, clearances or certifications may delay Keystone’s ability to replace the recalled or withdrawn products in a timely manner. Moreover, if Keystone does not adequately address problems associated with its products, it may face additional regulatory enforcement action, including warning letters, product seizure, injunctions, administrative penalties or civil or criminal fines. Companies often are required to maintain certain records of recalls and withdrawals, even if they are not reportable to the applicable regulatory authority. Keystone may initiate voluntary withdrawals for its products in the future that it determines do not require notification of the FDA or other applicable foreign regulatory authorities. If such regulatory authority disagrees with our determinations, it could require Keystone to report those actions as recalls and it may be subject to enforcement action.

Any future recalls or market withdrawals of any of Keystone’s products would divert managerial and financial resources and have an adverse effect on our reputation, business, financial condition and results of operations, which could impair Keystone’s ability to produce its products in a cost-effective and timely manner in order to meet demands. It may also be required to bear other costs or take other actions that may have a negative impact on our future sales and our ability to generate profits. A future recall announcement could also potentially lead to product liability claims against Keystone.

The FDA’s medical device reporting regulations and similar foreign regulations require Keystone to report to the FDA and other foreign governmental authorities when it receives or becomes aware of information that reasonably suggests that one or more of its products may have caused or contributed to a death or serious injury or malfunctioned in a way that, if the malfunction were to recur, it could cause or contribute to a death or serious injury. The timing of Keystone’s obligation to report is triggered by the date it becomes aware of the adverse event as well as the nature of the event. It may fail to report adverse events of which it becomes aware within the prescribed timeframe. It may also fail to recognize that it has experienced a reportable adverse event, especially if it is not reported to Keystone as an adverse event or if it is an adverse event that is unexpected or removed in time from the use of the product. If Keystone fails to comply with its reporting obligations, or any other requirements of the FDA or other regulatory requirements, the FDA and other foreign governmental authorities or bodies could take action, including by issuing warning letters, untitled letters, administrative actions, criminal prosecution, imposition of civil monetary penalties, revocation of a device clearance, approval or certification or failure to grant new clearances, approvals or certifications, seizure of our products or delay in clearance, approval or certification of future products, recalls, requirements for customer notifications or repairs, operating restrictions or partial suspension or total shutdown of production. Any of these sanctions could result in higher than anticipated costs or lower than anticipated sales and have a material adverse effect on Keystone’s reputation, business, financial condition and results of operations.

Disruptions at the FDA and foreign regulatory agencies caused by funding shortages or global health concerns could hinder their ability to hire and retain key leadership and other personnel, or otherwise prevent new products and services from being developed or commercialized in a timely manner, which could negatively impact Keystone’s business.

The ability of the FDA, foreign regulatory agencies and the notified body, to review and clear, approve or certify new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees and statutory, regulatory and policy changes. Average review times at these organizations have fluctuated in recent years as a result. In addition, government funding of other government agencies that oversee clearances and approvals and that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at these agencies and bodies may slow the time necessary for new devices to be reviewed and/ or cleared, approved or certified, which would adversely affect our business. For example, over the last several years, the United States government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA employees and stop critical activities. If a prolonged government shutdown occurs, or if global health concerns continue to prevent the FDA, other foreign regulatory authorities and certification bodies from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of the FDA, other regulatory authorities and certification bodies to timely review and process our regulatory submissions, which could have a material adverse effect on Keystone’s business.

For instance, in the EU notified bodies must be officially designated to certify products and services in accordance with the EU MDR. While several notified bodies have been designated, the COVID-19 pandemic significantly slowed down their designation process and the current designated notified bodies are facing a large amount of requests with the new regulation, resulting in longer notified body review times. The EU notified bodies have currently extended their timeline for audit, testing, and certification in order to account for these longer review times. This situation could impact Keystone’s ability to grow its business in the EU and EEA.

The FDA and other regulatory enforcement agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses. If Keystone is found to have improperly promoted off-label uses, it may become subject to significant liability.

The FDA strictly regulates the promotional claims that may be made about approved or cleared products. For example, devices authorized for marketing pursuant to a 510(k) clearance cannot be marketed for any intended use beyond the cleared indications. Dentists nevertheless may use Keystone products on their patients in a manner that is inconsistent with the indications for use cleared by the FDA. The FDA does not restrict or regulate a dental practitioner’s use of a medical product within the practice of medicine, and Keystone cannot prevent a dental practitioner from using our products for an off-label use. However, Keystone cannot market for these off-label uses and it trains its marketing personnel and direct sales force to not promote its devices for uses outside of the FDA- cleared indications.

The use of Keystone’s products for indications other than those for which its products have been cleared by the FDA or approved, authorized or certified by a notified body or foreign regulatory enforcement authorities may not effectively treat the conditions not referenced in product indications, which could harm Keystone’s reputation in the marketplace among dental practitioners and patients. If Keystone is found to have promoted such “off-label” uses, it may become subject to significant government fines and other related liability. For example, if the FDA or any foreign regulatory body determines that Keystone’s promotional materials or training constitute promotion of an off-label use, it could request that Keystone modifies our training or promotional materials or subject Keystone to regulatory or enforcement actions, including the issuance or imposition of an untitled letter, which is used for violators that do not necessitate a warning letter, injunction, seizure, civil fine or criminal penalties. It is also possible that other federal, state or foreign enforcement authorities might take action under other regulatory authority, such as false claims laws, if they consider Keystone’s business activities to constitute promotion of an off-label use, which could result in significant penalties, including, but not limited to, criminal, civil and administrative penalties, damages, fines, disgorgement, exclusion from participation in government healthcare programs and the curtailment of Keystone’s operations. The federal government has levied large civil and criminal fines against companies for alleged improper promotion and has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed.

In addition, dentists may misuse Keystone products or use improper techniques if they are not adequately trained, potentially leading to injury and an increased risk of product liability. If Keystone’s products are misused or used with improper technique, Keystone may become subject to costly litigation by dental practitioners or their patients. As described above, product liability claims could divert management’s attention from our core business, be expensive to defend and result in sizeable damage awards against it that may not be covered by insurance.

Keystone may request additional label indications for its current products, and the FDA may deny those requests outright, require additional expensive performance or clinical data to support any additional indications or impose limitations on the intended use of any cleared products as a condition of clearance. Any of these events could significantly harm Keystone’s business and results of operations and cause its stock price to decline.

Certain modifications to Keystone’s products may require new 510(k) clearances or other marketing authorizations and may require Keystone to recall or cease marketing our products.

Once a medical device is permitted to be legally marketed in the United States pursuant to a 510(k) clearance, a manufacturer may be required to notify the FDA of certain modifications to the device.

Manufacturers determine in the first instance whether a change to a product requires a new premarket submission, but the FDA may review any manufacturer’s decision. The FDA may not agree with Keystone’s decisions regarding whether new clearances are necessary. It has made modifications to its products in the past and have determined based on its review of the applicable FDA regulations and guidance that in certain instances new 510(k) clearances or other premarket submissions were not required. It may make similar modifications or add additional features in the future that it believes do not require a new 510(k) clearance. If the FDA disagrees with Keystone’s determinations and requires it to submit new 510(k) notifications, Keystone may be required to cease marketing or to recall the modified product until it obtains clearance, and it may be subject to significant regulatory fines or penalties. Similar requirements may apply in foreign jurisdictions.

Clinical trials in support of such clearances, approvals and certifications by Keystone’s notified body may be costly and time-consuming. In the event that Keystone does not obtain additional clearances or approvals from the FDA or foreign regulatory authorities or certifications from its notified body, such approvals, clearances, or certifications not being guaranteed or guaranteed in a timely manner, its ability to market products in the United States, Israel, Australia and the EU and EEA and revenue derived therefrom may be adversely affected. Medical devices subject to premarket review may be marketed only for the indications for which they are approved, cleared, or assessed, and if Keystone is found to be marketing its products for off-label uses or indications for use that have not received the requisite clearances, approvals, certifications or assessments, it might be subject to FDA and other competent authorities’ enforcement action or have other resulting liability. In addition, if the FDA or the competent authorities in Israel, Australia and the EU member states and EEA countries determine that its promotional materials or training constitute promotion of a use which is unapproved, not cleared or not covered by the CE mark or in compliance with other regulatory authorities’ requirements, they could request that Keystone modifies its training or promotional materials or subject us to regulatory or enforcement actions, including the issuance of an untitled letter, a warning letter, an injunction, product seizures, consent decrees, civil fines, criminal penalties or import detention.

Significant developments or uncertainties stemming from the United States administration, including changes in United States trade policies, tariffs and the reaction of other countries thereto, could have an adverse effect on Keystone’s business.

Changes, potential changes or uncertainties in United States social, political, regulatory and economic conditions or laws and policies governing foreign trade, the health care system, manufacturing, and development and investment in the territories and countries where Keystone or its customers operate, stemming from the United States administration, could adversely affect our business and financial statements. Keystone is required to comply with various United States export/import control and economic sanctions laws, including the regulations administered by the United States Department of Treasury, Office of Foreign Assets Control, which implement economic sanctions imposed against designated countries, governments and persons based on United States foreign policy and national security considerations, and the import regulatory activities of the United States Customs and Border Protection. For example, the United States administration has increased tariffs on certain goods imported into the United States, raised the possibility of imposing significant, additional tariff increases and called for substantial changes to trade agreements. These factors have adversely affected, and in the future could further adversely affect, Keystone’s operating results and its business.

Keystone’s reputation, ability to do business and financial statements may be impaired by improper conduct by any of its employees, agents or business partners.

Keystone cannot provide assurance that its internal controls and compliance systems will always protect it from acts committed by its employees, agents or business partners of (or of it we acquires or partners with) that would violate United States and/or non-U.S. laws, including the laws governing payments to government officials, bribery, fraud, kickbacks and false claims, pricing, sales and marketing practices, conflicts of interest, competition, employment practices and workplace behavior, export and import compliance, economic and trade sanctions, money laundering and data privacy. In particular, the FCPA, the UK Bribery Act and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business, and Keystone operates in many parts of the world that have experienced governmental corruption to some degree. Any such improper actions or allegations of such acts could damage Keystone’s reputation and subject it to civil or criminal investigations in the United States and in other jurisdictions and related stockholder lawsuits, could lead to substantial civil and criminal, monetary and non-monetary penalties and could cause Keystone to incur significant legal and investigatory fees. In addition, the government may seek to hold Keystone liable for violations committed by companies in which it invests or that it acquires. Keystone also relies on its suppliers to adhere to its supplier standards of conduct, and material violations of such standards of conduct could occur that could have a material effect on Keystone’s business, reputation and financial statements.

Keystone’s businesses are subject to extensive regulation; failure to comply with those regulations could adversely affect its financial statements and its business, including its reputation.

In addition to the environmental, health, safety, health care, medical device, anticorruption, data privacy and other regulations noted elsewhere in this prospectus, Keystone’s businesses are subject to extensive regulation by United States and non-U.S. governmental and self-regulatory entities at the supranational, federal, state, local and other jurisdictional levels, including various import laws and export control and economic sanctions laws, which may affect our Business Combination with certain customers, business partners and other persons and dealings between our employees and between our subsidiaries. In certain circumstances, export control and economic sanctions regulations may prohibit the export of certain products, services and technologies. In other circumstances, Keystone may be required to obtain an export license before exporting the controlled item. Compliance with the various import laws that apply to Keystone’s businesses can restrict our access to, and increase the cost of obtaining, certain products and at times can interrupt Keystone’s supply of imported inventory.

These are not the only regulations that Keystone’s businesses must comply with. The regulations to which it is have tended to become more stringent over time and may be inconsistent across jurisdictions. Keystone, its representatives and the industries in which it operates may at times be under review and/or investigation by regulatory authorities. Compliance with these and other regulations may also affect Keystone’s returns on investment, require it to incur significant expenses or modify its business model or impair its flexibility in modifying product, marketing, pricing or other strategies for growing its business. Keystone’s products and operations are also often subject to the rules of industrial standards bodies such as the International Standards Organization, and failure to comply with these rules could result in withdrawal of certifications needed to sell our products and services and otherwise adversely impact our business and financial statements. Non-compliance with applicable requirements (or any alleged or perceived failure to comply) could result in import detentions, fines, damages, civil and administrative penalties, injunctions, suspensions or losses of regulatory approvals, recall or seizure of products, operating restrictions, refusal of the government to approve product export applications or allow Keystone to enter into supply contracts, disbarment from selling to certain governmental agencies or exclusion from government funded healthcare programs, such as Medicare and Medicaid or similar programs in other countries or jurisdictions, integrity oversight and reporting obligations to resolve allegations of non-compliance, disruption of our business, limitation on our ability to manufacture, import, export and sell products and services, loss of customers, significant legal and investigatory fees, disgorgement, individual imprisonment, reputational harm, contractual damages, diminished profits, curtailment or restricting of business operations, criminal prosecution and other monetary and non-monetary penalties. For additional information regarding these risks, please refer to the section entitled “Keystone Business–Government Regulation.”

Risks Related to Keystone’s Recent and Future Acquisitions

Any inability to consummate acquisitions at its historical rate and at appropriate prices, and to make appropriate investments that support its long-term strategy, could negatively impact Keystone’s growth rate and stock price.

Keystone’s ability to grow sales, earnings and cash flow at or above its historic rates depends in part upon our ability to identify and successfully acquire and integrate businesses at appropriate prices and realize anticipated synergies, and to make appropriate investments that support its long-term strategy. It may not be able to consummate acquisitions at rates similar to the past, which could adversely impact its growth rate and our stock price. Promising acquisitions and investments are difficult to identify and complete for a number of reasons, including high valuations, competition among prospective buyers, the availability of affordable funding in the capital markets and the need to satisfy applicable closing conditions and obtain applicable antitrust and other regulatory approvals on acceptable terms. In addition, competition for acquisitions and investment may result in higher purchase prices. Changes in accounting or regulatory requirements or instability in the credit markets could also adversely impact Keystone’s ability to consummate acquisitions and investments.

Keystone’s acquisition of businesses, investments, joint ventures and other strategic relationships could negatively impact its business and financial statements. In the future, Keystone may seek strategic alliances, joint ventures or collaborations, or enter into licensing or partnership arrangements and may not be successful in doing so, and even if it is, it may not realize the benefits or costs of such relationships.

As part of Keystone’s business strategy, it acquires businesses, makes investments and enters into joint ventures and other strategic relationships in the ordinary course; please refer to the section entitled “Information about Keystone – Keystone Management’s Discussion and Analysis of Financial Condition and Results of Operations” of this prospectus for additional details. Keystone’s most recent acquisition activity includes the 2019 acquisition of Paltop and the August 2021 acquisition of Osteon. Acquisitions, investments, joint ventures and strategic relationships involve a number of financial, accounting, managerial, operational, legal, compliance and other risks and challenges, including the following, any of which could adversely affect our business and our financial statements:

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Any business, technology, service or product that it acquires or invests in could under-perform relative to Keystone’s expectations and the price that it paid or not perform in accordance with our anticipated timetable, or Keystone could fail to operate any such business profitably.

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Keystone may incur or assume significant debt in connection with our acquisitions, investments, joint ventures or strategic relationships, which could also cause a deterioration of our credit ratings, result in increased borrowing costs and interest expense and diminish its future access to the capital markets.

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Acquisitions, investments, joint ventures or strategic relationships could cause Keystone’s financial results to differ from its own or the investment community’s expectations in any given period, or over the long-term.

•	Pre-closing and post-closing earnings charges could adversely impact operating results in any given period, and the impact may be substantially different from period to period.

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Acquisitions, investments, joint ventures or strategic relationships could create demands on Keystone’s management, operational resources and financial and internal control systems that it is unable to effectively address.

•	Keystone could experience difficulty in integrating personnel, operations and financial and other controls and systems and retaining key employees and customers.

•	Keystone may be unable to achieve cost savings or other synergies anticipated in connection with an acquisition, investment, joint venture or strategic relationship.

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Keystone may assume unknown liabilities, known contingent liabilities that become realized, known liabilities that prove greater than anticipated, internal control deficiencies or exposure to regulatory sanctions resulting from the acquired company’s or investee’s activities and the realization of any of these liabilities or deficiencies may increase its expenses, adversely affect its financial position or cause it to fail to meet our public financial reporting obligations.

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In connection with acquisitions and joint ventures, Keystone often enters into post-closing financial arrangements such as purchase price adjustments, earn-out obligations and indemnification obligations, which may have unpredictable financial results.

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As a result of its acquisitions and investments, Keystone has recorded significant goodwill and other assets on its balance sheet and if it is not able to realize the value of these assets, or if the fair value of its investments declines, it may be required to incur impairment charges.

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Keystone may have interests that diverge from those of its joint venture partners or other strategic partners and Keystone may not be able to direct the management and operations of the joint venture or other strategic relationship in the manner it believes is most appropriate, exposing Keystone to additional risk.

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Investing in or making loans to early-stage companies often entails a high degree of risk, and Keystone may not achieve the strategic, technological, financial or commercial benefits it anticipates; it may lose its investment or fail to recoup its loan; or its investment may be illiquid for a greater-than-expected period of time.

Further, Keystone may not be successful in its efforts to establish such collaborations. Any of these relationships may require Keystone to incur non-recurring and other charges, increase its near and long-term expenditures, issue securities that dilute its existing stockholders or disrupt its management and business. In addition, Keystone faces significant competition in seeking appropriate strategic partners and the negotiation process is time-consuming and complex. Moreover, it may not be successful in its efforts to establish a strategic alliance or other alternative arrangements for its products. Keystone cannot be certain that, following a strategic alliance or similar arrangement, it will achieve the revenues or specific net income that justifies such transaction. In addition, any potential future collaborations may be terminable by Keystone’s collaborators, and Keystone may not be able to adequately protect its rights under these agreements. Any termination of collaborations Keystone enters into in the future, or delays in entering into new strategic partnership agreements could delay Keystone’s sales and marketing efforts, which would harm its business prospects, financial condition and results of operations.

Additionally, Keystone may not be in a position to exercise sole decision-making authority regarding the transaction or arrangement, which could create the potential risk of creating impasses on decisions, and its collaborators may have economic or business interests or goals that are, or that may become, inconsistent with Keystone’s business interests or goals. It is possible that conflicts may arise with Keystone’s collaborators, such as conflicts concerning the achievement of performance milestones, or the interpretation of significant terms under any agreement, such as those related to financial obligations or the ownership or control of intellectual property developed during the collaboration. If any conflicts arise with Keystone’s current or future collaborators, they may act in their self-interest, which may be adverse to Keystone’s best interest, and they may breach their obligations to Keystone. In addition, Keystone has limited control over the amount and timing of resources that its current collaborators or any future collaborators devote to its collaborators’ or its future products and technologies.

Keystone acquired Osteon in 2021 and it may not successfully integrate this or future acquisitions.

In August 2021, Keystone acquired Osteon. Keystone may not be able to successfully integrate this acquisition and it may not perform as Keystone or the market expects. Risks associated with acquisitions include:

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it is possible that Keystone’s key employees or key employees of Osteon might decide not to remain with Keystone, and the loss of such personnel could have a material adverse effect on the financial condition, results of operations, and growth prospects of the combined company; and

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the success of the combined company will also depend upon relationships with third parties and Osteon or Keystone’s pre-existing customers, which relationships may be affected by customer preferences or public attitudes about the acquisition. Any adverse changes in these relationships could adversely affect the combined company’s business, financial condition, and results of operations.

The indemnification provisions of acquisition agreements by which Keystone has acquired companies may not fully protect it and as a result it may face unexpected liabilities.

Certain of the acquisition agreements by which Keystone has acquired companies require the former owners to indemnify it against certain liabilities related to the acquired company before Keystone acquired it. In most of these agreements, however, the liability of the former owners is limited and certain former owners may be unable to meet their indemnification responsibilities. Keystone cannot assure you that these indemnification provisions will protect it fully or at all, and as a result it may face unexpected liabilities that adversely affect its financial statements.

Divestitures or other dispositions could negatively impact Keystone’s business, and contingent liabilities from businesses that it or its predecessors have sold could adversely affect Keystone’s financial statements.

Keystone continually assess the strategic fit of its existing businesses and may divest, spin-off, split-off or otherwise dispose of businesses that are deemed not to fit with Keystone’s strategic plan or are not achieving the desired return on investment. These Business Combination pose risks and challenges that could negatively impact our business and financial statements. For example, when Keystone decides to sell or otherwise dispose of a business or assets, it may be unable to do so on satisfactory terms within its anticipated timeframe or at all, and even after reaching a definitive agreement to sell or dispose a business the sale is typically subject to satisfaction of pre-closing conditions which may not become satisfied. In addition, divestitures or other dispositions may dilute Keystone’s earnings per share, have other adverse tax, financial and accounting impacts and distract management, and disputes may arise with buyers. In addition, Keystone has retained responsibility for and/or have agreed to indemnify buyers against some known and unknown contingent liabilities related to certain businesses or assets it or its predecessors have sold or disposed. The resolution of these contingencies has not had a material effect on Keystone’s financial statements but it cannot be certain that this favorable pattern will continue.

Keystone may be required to recognize impairment charges for its goodwill and other intangible assets.

As of June 30, 2023, the net carrying value of Keystone’s goodwill and other intangible assets totaled approximately $69.4 million. In accordance with generally accepted accounting principles, Keystone periodically assesses these assets to determine if they are impaired. Significant negative industry or economic trends, disruptions to its business, inability to effectively integrate acquired businesses, unexpected significant changes or planned changes in use of its assets, changes in the structure of its business, divestitures, market capitalization declines, or increases in associated discount rates may impair its goodwill and other intangible assets. Any charges relating to such impairments would adversely affect Keystone’s results of operations in the periods recognized.

Risks Related to Keystone’s Intellectual Property and Cybersecurity

If Keystone or its current or future licensors are unable to obtain and maintain patent or other intellectual property protection for any products Keystone develops or for its technology, or if the scope of the patent and other intellectual property protection obtained is not sufficiently broad, Keystone’s competitors could develop and commercialize products and technology similar or identical to Keystone’s, and its ability to successfully commercialize any products it may develop, and its technology, may be harmed.

In order to remain competitive, Keystone, and its current or future licensors, must develop, maintain, and protect the proprietary aspects of its brands, technologies, data, and products. Keystone relies on a combination of contractual provisions, confidentiality procedures, patent, copyright, trademark, trade secret, and other intellectual property laws to protect the proprietary aspects of its brands, technologies, data, and products. These legal measures afford only limited protection, and competitors or others may gain access to or use its intellectual property and proprietary information. Any failure to obtain or maintain patent and other intellectual property protection with respect to Keystone’s products could harm its business, financial condition and results of operations.

As of September 30, 2023, Keystone owned or licensed 21 issued or pending United States patents, 44 issued or pending European (EP and EU) patents, 15 issued or pending Asian patents and applications, and additional patents issued or applications pending in Australia, Brazil, Canada, Colombia, Israel, Mexico, and New Zealand, and Keystone had one pending Patent Cooperation Treaty (“PCT”) application. Keystone cannot assure you that its intellectual property position will not be challenged or that all patents for which Keystone has applied will be granted. As with other medical device companies, Keystone’s success depends, in part, on its and its current or future licensors’ ability to obtain, maintain, expand, enforce, and defend the scope of our intellectual property portfolio or other proprietary rights, including the amount and timing of any payments Keystone and its current or future licensors may be required to make in connection with the licensing, filing, defense and enforcement of any patents or other intellectual property rights. The process of applying for and obtaining a patent is expensive, time consuming and complex, and Keystone may not be able to file, prosecute, maintain, enforce, or license all necessary or desirable patents or patent applications at a reasonable cost, in a timely manner, or in all jurisdictions where protection may be commercially advantageous, or it may not be able to protect its proprietary rights at all. Although Keystone enters into non-disclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of its research and development output, such as its employees, corporate collaborators, outside scientific collaborators, suppliers, consultants, advisors and other third parties, any of these parties may breach such agreements and disclose such output before a patent application is filed, thereby jeopardizing Keystone’s ability to seek and obtain patent protection. Keystone may choose not to seek patent protection for certain innovations and may choose not to pursue patent protection in certain jurisdictions, and under the laws of certain jurisdictions, patents or other intellectual property rights may be unavailable or limited in scope. It is also possible that Keystone will fail to identify patentable aspects of its research and development results before it is too late to obtain patent protection. In addition, Keystone’s ability to obtain and maintain valid and enforceable patents depends in part on whether the differences between its inventions and the prior art allow its inventions to be patentable over the prior art. Furthermore, the publication of discoveries in scientific literature often lags behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until eighteen (18) months after filing, or in some cases not at all. Therefore, Keystone cannot be certain that it was the first to file for patent protection of such inventions. Despite Keystone’s efforts to protect its proprietary rights, unauthorized parties may be able to obtain and use information that it regards as proprietary. In addition, the issuance of a patent is not conclusive as to its inventorship, validity or enforceability, and its patents may be challenged in the courts or patent offices in the United States and abroad, so even if it obtains patents, they may not provide Keystone with adequate proprietary protection or competitive advantage against its competitors with similar products. Keystone’s patent applications may not result in issued patents and its patents may not be sufficiently broad to protect its technology. In addition, the laws of foreign jurisdictions may not protect its rights to the same extent as the laws of the United States. For example, certain countries outside of the United States do not allow patents for methods of treating the human body. This may preclude Keystone from obtaining method patents outside of the United States having similar scope to those we have obtained or may obtain in the future in the United States. Changes in either the patent laws or their interpretation in the United States and other countries may diminish its ability to protect our inventions, obtain, maintain, and enforce its intellectual property rights and, more generally, could affect the value of its intellectual property or narrow the scope of its patent protection. Additionally, Keystone cannot predict whether the patent applications it is currently pursuing will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide sufficient protection from competitors or other third parties.

Keystone relies on Politecnico di Milano, of Milan Italy, NanoSurfaces S.r.l., of Granarolo Dell’Emilia, Italy, and SAMO of Granarolo Dell’Emilia, Italy, and SeaSpine, of Carlsbad, California, to maintain the patents and otherwise protect the intellectual property it licenses directly from them pursuant to the related licensing agreements. Keystone’s current or future licensors may not successfully prosecute the intellectual property applications, including patent applications that it has licensed or may license in the future, may fail to maintain these patents, or may determine not to pursue litigation against other companies that are infringing this intellectual property, or may pursue such litigation less aggressively than Keystone would. If, in the future, Keystone no longer has rights to one or more of these licensed patents or other licensed intellectual property, its intellectual property coverage may be compromised, which, in turn, could affect its ability to protect its products and defend them against competitors. Without protection for the intellectual property Keystone licenses, other companies might be able to offer substantially identical products for sale, which could adversely affect Keystone’s competitive business position and harm its business prospects.

Moreover, even if Keystone is able to obtain patent protection, such patent protection may be of insufficient scope to achieve its business objectives. The strength of patent rights generally, and particularly the patent position of medical device companies, involves complex legal, factual and scientific questions and can be uncertain, and has been the subject of much litigation in recent years. This uncertainty includes changes to the patent laws through either legislative action to change statutory patent law or court action that may reinterpret existing law or rules in ways affecting the scope or validity of issued patents. Even if patents do successfully issue from Keystone’s patent applications, third parties may challenge the validity, enforceability, or scope of such patents, which may result in such patents being narrowed, invalidated, or held unenforceable. Decisions by courts and governmental patent agencies may introduce uncertainty in the enforceability or scope of patents owned by or licensed to Keystone. Furthermore, the issuance of a patent does not give Keystone the right to practice the patented invention. Third parties may also have blocking patents that could prevent Keystone from marketing its own products and practicing its own technology. It may not be aware of all third-party intellectual property rights potentially relating to our products, product candidates or their intended uses, and as a result the impact of such third-party intellectual property rights upon the patentability of its own patents and patent applications, as well as the impact of such third-party intellectual property upon our freedom to operate, is highly uncertain. Keystone cannot ensure that it does not infringe any patents or other proprietary rights held by others. If Keystone’s products were found to infringe any proprietary right of another party, it could be required to pay significant damages or license fees to such party and/or cease production, marketing and distribution of those products. Litigation may also be necessary to defend infringement claims of third parties or to enforce patent rights Keystone holds or protect trade secrets or techniques it owns. Further, third parties may seek approval to market their own products similar to or otherwise competitive with Keystone’s products. In these circumstances, Keystone may need to defend and/or assert our patents, including by filing lawsuits alleging patent infringement. In any of these types of proceedings, a court or agency with jurisdiction may find Keystone’s patents invalid, unenforceable, or not infringed; competitors may then be able to market products and use manufacturing and analytical processes that are substantially similar to Keystone’s. Even if Keystone has valid and enforceable patents, these patents still may not provide protection against competing products or processes sufficient to achieve Keystone’s business objectives.

Keystone’s success will also depend, in part, on preserving its trade secrets, maintaining the security of our data and know-how and obtaining and maintaining other intellectual property rights. Keystone relies on trade secret protection and confidentiality agreements for strategic purposes, to protect proprietary know-how that is not patentable, processes for which patents are difficult to enforce and any other elements of our discovery and development processes that involve proprietary know-how, information or technology that is not covered by patents. Keystone may also rely on trade secret protection as temporary protection for concepts that may be included in a future patent filing. There can be no assurances that Keystone can meaningfully protect or maintain intellectual property, trade secrets or other unpatented proprietary rights necessary to its business or in a form that provides it with a competitive advantage, or that others will not independently develop substantially equivalent proprietary products or processes or otherwise gain access to our proprietary technology. In addition, Keystone’s trade secrets, data, and know-how could be subject to unauthorized use, misappropriation, or disclosure to unauthorized parties, despite its efforts to enter into confidentiality agreements with its employees, consultants, clients, and other vendors who have access to such information, and could otherwise become known or be independently developed or discovered by third parties. Keystone’s intellectual property, including trademarks, could be challenged, invalidated, infringed, and circumvented by third parties, and its trademarks could also be diluted, declared generic or found to be infringing on other marks. If any of the foregoing occurs, Keystone could be forced to re-brand its products, resulting in loss of brand recognition, and requiring it to devote resources to advertising and marketing new brands, and suffer other competitive harm. Third parties may also adopt trademarks similar to Keystone’s, which could harm its brand identity and lead to market confusion. Failure to obtain and maintain intellectual property rights necessary to Keystone’s business and failure to protect, monitor and control the use of its intellectual property rights could negatively impact its ability to compete and cause it to incur significant expenses. The intellectual property laws and other statutory and contractual arrangements in the United States and other jurisdictions Keystone depends upon may not provide sufficient protection in the future to prevent the infringement, use, violation or misappropriation of our trademarks, data, technology and other intellectual property and services, and may not provide an adequate remedy if its intellectual property rights are infringed, misappropriated, or otherwise violated.

Additionally, Keystone may find it necessary or prudent to acquire or obtain licenses from third-party intellectual property holders. However, Keystone may be unable to acquire or secure such licenses to any intellectual property rights from third parties that it identifies as necessary for its products or any future products it may develop. The acquisition or licensing of third-party intellectual property rights is a competitive area, and its competitors may pursue strategies to acquire or license third-party intellectual property rights that it may consider attractive or necessary, and its competitors could market competing products and technology. Keystone’s competitors may have a competitive advantage over it due to their size, capital resources and greater development and commercialization capabilities. In addition, companies that perceive it to be a competitor may be unwilling to assign or license rights to Keystone. Keystone also may be unable to acquire or license third- party intellectual property rights on terms that would allow us to make an appropriate return on its investment or at all. If Keystone is unable to successfully obtain rights to required third-party intellectual property rights or maintain the existing intellectual property rights it has, it may have to abandon development of the relevant product, and its customers may be forced to stop using the relevant product, which could harm its business, financial condition, and results of operations.

Keystone may, in the future, be a party to intellectual property litigation or administrative proceedings that are very costly and time-consuming and could interfere with its ability to sell and market its products.

The medical device industry is highly competitive and has been characterized by extensive litigation regarding patents, trademarks, trade secrets, and other intellectual property rights, and companies in the industry have used intellectual property litigation to gain a competitive advantage. It is possible that United States and foreign patents, along with pending patent applications or trademarks controlled by third parties may be alleged to cover our products, or that Keystone may be accused of misappropriating third parties’ trade secrets. Additionally, Keystone’s products include components that it purchases from vendors, and may include design components that are outside of Keystone’s direct control. Keystone’s competitors, many of which have substantially greater resources and have made substantial investments in patent portfolios, trade secrets, trademarks, and competing technologies, may have applied for or obtained, or may in the future apply for or obtain, patents or trademarks that will prevent, limit or otherwise interfere with Keystone’s ability to make, use, sell and/or export its products or to use its technologies or product names.

Third parties, including Keystone’s competitors, may currently have patents or obtain patents in the future and claim that the manufacture, use or sale of our products infringes upon these patents. Keystone has not conducted an extensive search of patents issued or assigned to other parties, including its competitors, and no assurance can be given that patents containing claims covering our products, parts of its products, technology or methods do not exist, have not been filed or could not be filed or issued. In addition, because patent applications can take many years to issue and because publication schedules for pending applications vary by jurisdiction, there may be applications now pending of which we are unaware and which may result in issued patents which Keystone’s current or future products infringe. Also, because the claims of published patent applications can change between publication and patent grant, there may be published patent applications that may ultimately issue with claims that Keystone infringes. As the number of competitors in its market grows and the number of patents issued in this area increases, the possibility of patent infringement claims against us escalates. Moreover, in recent years, individuals and groups that are non-practicing entities, commonly referred to as “patent trolls,” have purchased patents and other intellectual property assets for the purpose of making claims of infringement in order to extract settlements. From time to time, we may receive threatening letters, notices or “invitations to license,” or may be the subject of claims that Keystone’s products and business operations infringe or violate the intellectual property rights of others. The defense of these matters can be time consuming, costly to defend in litigation, divert management’s attention and resources, damage Keystone’s reputation and brand and cause Keystone to incur significant expenses or make substantial payments. Vendors from whom Keystone purchases hardware or software may not indemnify Keystone in the event that such hardware or software is accused of infringing a third-party’s patent or trademark or of misappropriating a third-party’s trade secret. Since patent applications are confidential for a period of time after filing, Keystone cannot be certain that it was the first to file any patent application related to its products. Competitors may also contest its or its current or future licensors’ patents in court, and administrative agency, or at the patent office, if issued, by proving that the invention was not original, was not novel, was obvious, or was obtained without disclosing all pertinent material prior art information to the patent office, among other reasons. For example, in litigation, a competitor could claim that Keystone’s patents, if issued, are not valid for a number of reasons or are unenforceable due to inequitable conduct. If a court agrees, Keystone would lose its rights to those challenged patents.

In addition, Keystone may in the future be subject to claims by its former employees or consultants asserting an ownership right in its patents or patent applications, as a result of the work they performed on Keystone’s behalf. Although Keystone generally requires its all of our employees and consultants and any other partners or collaborators who have access to its proprietary know-how, information or technology to assign or grant similar rights to their inventions to Keystone, it cannot be certain that it has executed such agreements with all parties who may have contributed to its intellectual property, nor can it be certain that its agreements with such parties will be upheld in the face of a potential challenge, or that they will not be breached, for which Keystone may not have an adequate remedy.

Further, if third party claims of patent or trademark infringement or trade secret misappropriation are successfully asserted against Keystone, such claims may harm Keystone’s business, result in injunctions preventing Keystone from selling our products, and require payment of license fees, damages, attorney fees, and court costs, which may be substantial and have a material adverse impact on Keystone’s business. In addition, if Keystone is found to willfully infringe third-party patents or trademarks or to have misappropriated trade secrets, it could be required to pay treble damages in addition to other penalties. Although patent, trademark, trade secret, and other intellectual property disputes in the medical device area have often been settled through licensing or similar arrangements, costs associated with such arrangements may be substantial and could include ongoing royalties that may substantially erode Keystone’s margins. Further, Keystone may be unable to obtain necessary licenses on satisfactory terms, if at all. If Keystone does not obtain necessary licenses, it may not be able to redesign its products to avoid infringement, and as such may need to stop selling the infringing products, which would have a significant adverse impact on its business, financial condition, and results of operations.

Similarly, interference or derivation proceedings provoked by third parties or brought by the United States Patent and Trademark Office (the “USPTO”) may be necessary to determine priority with respect to Keystone’s patents, patent applications, trademarks, or trademark applications. Keystone may also become involved in other proceedings, such as reexamination, inter-partes review, post-grant review, derivation, interference or opposition proceedings before the USPTO or other jurisdictional body relating to our intellectual property rights or the intellectual property rights of others. Such challenges may result in loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit its ability to stop others from using or commercializing similar or identical products and techniques without payment to

Keystone, or limit the duration of the patent protection of its technology. Adverse determinations in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent Keystone from manufacturing its products or using product names, which would have a significant adverse impact on its business, financial condition, and results of operations.

Additionally, Keystone may file lawsuits or initiate other proceedings to protect or enforce its patents, trademarks, or other intellectual property rights, which could be expensive, time consuming and unsuccessful. Former, current, or future licensees may violate the terms of their licenses and thereby infringe Keystone’s intellectual property. Competitors may infringe Keystone’s issued patents, trademarks, or other intellectual property. To counter infringement or unauthorized use by licensees, competitors, or other parties, Keystone may be required to file infringement or misuse claims, which can be expensive and time-consuming. Any claims it asserts against perceived infringers could provoke these parties to assert counterclaims or file administrative actions against it alleging that it infringes their intellectual property. In addition, in a patent infringement proceeding, a court may decide that a patent of Keystone’s is invalid or unenforceable, in whole or in part, construe the patent’s claims narrowly or refuse to stop the other party from using the technology at issue on the grounds that its patents do not cover the technology in question. Furthermore, even if Keystone’s patents or trademarks are found to be valid and infringed, a court may refuse to grant injunctive relief against the infringer and instead grant Keystone monetary damages and/or ongoing royalties. Such monetary compensation may be insufficient to adequately offset the damage to Keystone’s business caused by the infringer’s competition in the market, and an adverse result in any litigation proceeding or administrative action could put one or more of Keystone’s patents at risk of being invalidated or interpreted narrowly, which could adversely affect its competitive business position, financial condition, and results of operations.

Even if Keystone is successful in defending against intellectual property claims, litigation or other legal proceedings relating to such claims may cause Keystone to incur significant expenses and could distract its technical and management personnel from their normal responsibilities. Protracted litigation to defend or prosecute Keystone’s intellectual property rights could also result in its customers or potential customers deferring or limiting their purchase or use of the affected products until resolution of the litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial negative impact on the price of Keystone’s common stock. Such litigation or proceedings could substantially increase its operating losses and reduce its resources available for development activities. Keystone may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of Keystone’s competitors may be able to sustain the costs of such litigation or proceedings more effectively than it can because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation of litigation or other intellectual property related proceedings could harm Keystone’s business, financial condition, and results of operations.

In addition, third parties may assert infringement claims against Keystone’s customers. These claims may require Keystone to initiate or defend protracted and costly litigation on behalf of its customers or indemnify its customers for any costs associated with their own initiation or defense of infringement claims, regardless of the merits of these claims. If any of these claims succeed or settle, Keystone may be forced to pay damages or settlement payments on behalf of its customers or may be required to obtain licenses for the products they use. If Keystone cannot obtain all necessary licenses on commercially reasonable terms, its customers may be forced to stop using its products.

Obtaining and maintaining intellectual property, including patent protection, depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental agencies, and Keystone’s intellectual property, including patent protection, could be reduced or eliminated for non-compliance with these requirements.

The USPTO, United States Copyright Office (the “USCO”) and various foreign governmental agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the application process. In addition, periodic maintenance fees, renewal fees, annuity fees and various other government fees often must be paid to the USPTO, USCO and foreign agencies over the lifetime of any registered or applied-for intellectual property rights Keystone may obtain in the future. While an unintentional lapse of an intellectual property registration or application can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the registration or application, resulting in partial or complete loss of intellectual property rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a registration or application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If Keystone or its current or future licensors’ fail to maintain the intellectual property registrations and applications covering its products, it may not be able to stop a competitor from developing or marketing products that are the same as or similar to its products, which would have a material adverse effect on Keystone’s business.

Patent terms may be inadequate to protect Keystone’s competitive position on its products for an adequate amount of time.

Patents have a limited lifespan. The terms of individual patents depend upon the legal term for patents in the countries in which they are granted. In most countries, including the United States, if all maintenance fees are timely paid, the natural expiration of a utility patent is generally 20 years from its earliest non-provisional filing date in the applicable country. However, the actual protection afforded by a patent varies from country to country, and depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory-related extensions, the availability of legal remedies in a particular country and the validity and enforceability of the patent. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering Keystone’s products are obtained, once the patent life has expired, Keystone may be open to competition from competitive products, which may harm its business prospects. In addition, although upon issuance in the United States a patent’s term can be extended based on certain delays caused by the USPTO, this extension can be reduced or eliminated based on certain delays caused by the patent applicant during patent prosecution. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. If Keystone does not have sufficient patent terms to protect its products, proprietary technologies and their uses, its business would be seriously harmed. As its patents expire, the scope of its patent protection will be reduced, which may reduce or eliminate any competitive advantage afforded by Keystone’s patent portfolio. As a result, Keystone’s patent portfolio may not provide it with sufficient rights to exclude others from commercializing products similar or identical to Keystone’s.

Changes in United States or foreign patent laws or their interpretations could diminish the value of patents in general, thereby impairing Keystone’s ability to protect its existing and future products.

Patent reform legislation could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. In 2011, the Leahy-Smith America Invents Act (the “Leahy-Smith Act”) was signed into law. The Leahy-Smith Act includes a number of significant changes to United States patent law. These include provisions that affect the way patent applications are prosecuted and also affect patent litigation. These also include provisions that switched the United States from a “first-to-invent” system to a “first-to-file” system, allow third-party submission of prior art to the USPTO during patent prosecution and set forth additional procedures to attack the validity of a patent by the USPTO administered post grant proceedings. Under a first-to-file system, assuming the other requirements for patentability are met, the first inventor to file a patent application generally will be entitled to the patent on an invention regardless of whether another inventor had made the invention earlier. The USPTO recently developed new regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, and in particular, the first to file provisions, only became effective on March 16, 2013. A third-party that files a patent application in the USPTO after March 2013, but before Keystone could therefore be awarded a patent covering an invention of Keystone’s even if Keystone had made the invention before it was made by such third-party. This will require Keystone to be cognizant of the time from invention to filing of a patent application. Since patent applications in the United States and most other countries are confidential for a period of time after filing or until issuance, Keystone cannot be certain that it was the first to file any patent application related to its products or invent any of the inventions claimed in its patents or patent applications.

The Leahy-Smith Act also includes a number of significant changes that affect the way patent applications will be prosecuted and also may affect patent litigation. These include allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, including post-grant review, inter partes review and derivation proceedings. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in United States federal courts necessary to invalidate a patent claim, a third-party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third-party may attempt to use the USPTO procedures to invalidate Keystone’s or its current or future licensors’ patent claims that would not have been invalidated if first challenged by the third-party as a defendant in a district court action. Therefore, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of Keystone’s patent applications and the enforcement or defense of our issued patents. In addition, future actions by the United States Congress, the federal courts and the USPTO could cause the laws and regulations governing patents to change in unpredictable ways. The Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on Keystone’s business, financial condition, and results of operations.

In addition, patent reform legislation may pass in the future that could lead to additional uncertainties and increased costs surrounding the prosecution, enforcement and defense of our patents and applications. Furthermore, the United States Supreme Court and the United States Court of Appeals for the Federal Circuit have made, and will likely continue to make, changes in how the patent laws of the United States are interpreted. Similarly, foreign courts have made, and will likely continue to make, changes in how the patent laws in their respective jurisdictions are interpreted. Keystone cannot predict future changes in the interpretation of patent laws or changes to patent laws that might be enacted into law by United States and foreign legislative bodies. Those changes may materially affect Keystone’s patents or patent applications and its ability to obtain additional patent protection in the future.

Keystone’s or its current or future licensors’ patent rights and other intellectual property may be subject to priority, ownership or inventorship disputes, interferences, and similar proceedings.

Keystone or its current or future licensors’ may also be subject to claims that former employees, collaborators, or other third parties have an interest in Keystone’s or its current or future licensors’ patents and patent applications or other intellectual property as an inventor or co-inventor. If Keystone is unable to obtain an exclusive license to any such third-party co-owners’ interest in such patents and patent applications, such co-owners rights may be subject, or in the future subject, to assignment or license to other third parties, including Keystone’s competitors. In addition, Keystone may need the cooperation of any such co-owners to enforce any such patents and any patents issuing from such patent applications against third parties, and such cooperation may not be provided to Keystone. Additionally, Keystone may be subject to claims from third parties challenging its ownership interest in or inventorship of intellectual property it regards as its own, for example, based on claims that its agreements with employees or consultants obligating them to assign intellectual property to it are ineffective or in conflict with prior or competing contractual obligations to assign inventions to another employer, to a former employer, or to another person or entity, despite Keystone’s inclusion of valid, present-tense intellectual property assignment obligations. Litigation may be necessary to defend against claims, and it may be necessary or it may desire to enter into a license to settle any such claim.

If Keystone or its current or future licensors are unsuccessful in any priority, validity (including any patent oppositions), ownership or inventorship disputes to which it or they are subject, it may lose valuable intellectual property rights through the loss of one or more of its patents, or such patent claims may be narrowed, invalidated, or held unenforceable, or through loss of exclusive ownership of or the exclusive right to use its owned or in-licensed patents. In the event of loss of patent rights as a result of any of these disputes, it may be required to obtain and maintain licenses from third parties, including parties involved in any such interference proceedings or other priority or inventorship disputes. Such licenses may not be available on commercially reasonable terms or at all, or may be non-exclusive. If Keystone or its current or future licensors are unable to obtain and maintain such licenses, it may need to cease the development, manufacture, and commercialization of one or more of the product candidates it may develop. An inability to incorporate technologies, features or other intellectual property that are important or essential to Keystone’s products could have a material adverse effect on our business and competitive position. The loss of exclusivity or the narrowing of it or its current or future licensors patent claims could limit its ability to stop others from using or commercializing similar or identical technology and product candidates. Even if Keystone is successful in priority, inventorship or ownership disputes, it could result in substantial costs and be a distraction to management and other employees. Any litigation or the threat thereof may adversely affect Keystone’s ability to hire employees or contract with independent sales representatives. Any of the foregoing could result in a material adverse effect on Keystone’s business, financial condition, results of operations or prospects.

If Keystone fails to comply with its obligations in its intellectual property licenses, including its agreements with SeaSpine, of Carlsbad, California and NanoSurfaces S.r.l., of Granarolo Dell’Emilia, Italy, Keystone could lose rights that are important to its business.

Keystone is party to a license agreement with SeaSpine, of Carlsbad, California. Pursuant to this license agreement, it is granted a fully paid and royalty-free, exclusive, world-wide license in the dental field for certain patents, trade secrets, trademarks, and other intellectual property rights relating to natural and synthetic bone regeneration products. Keystone is also party to a sublicense agreement with NanoSurfaces S.r.l., of Granarolo Dell’Emilia, Italy in which they sublicense to Keystone a family of patents that they license from Politecnico di Milano, of Milan Italy. Pursuant to this sublicense agreement, Keystone is granted a fully paid and royalty-free, exclusive, world-wide sublicense relating to osteo-integration interfaces for dental implants, which cover the BioSpark, BioRough, and TiCare surface enhancement technologies as well as various titanium anodization technologies, and Keystone is also granted a royalty-free, world-wide sublicense relating to color anodization technologies used for color coding of dental implant system components. These agreements impose, and Keystone expects that any future license agreements will impose, certain notice, confidentiality and other obligations on it. If it fails to comply with the terms and obligations of its intellectual property agreements, including the obligations described above, its rights may be reduced and terminated, in which event it may not be able to develop and market any product that is covered by its intellectual property agreements.

Keystone may be subject to claims that its employees, consultants, advisors, or contractors have misappropriated the intellectual property of a third party, including trade secrets or know-how, or are in breach of a non-competition or non-solicitation agreement with its competitors and third parties may claim an ownership interest in intellectual property Keystone regards as its own. Such claims could harm its business, financial condition, and results of operations.

As is common in the medical device industry, Keystone’s employees, consultants, and advisors may be currently or previously employed or engaged at universities or other medical device or healthcare companies, including our competitors and potential competitors. Some of these employees, consultants, advisors, and contractors, may have executed proprietary rights, non-disclosure, and non-competition agreements in connection with such previous employment. Although Keystone tries to ensure that its employees, consultants, advisors, and contractors do not use the intellectual property, proprietary information, know-how or trade secrets of others in their work for Keystone, it may in the future become subject to claims that it or these individuals have, inadvertently or otherwise, misappropriated the intellectual property, including trade secrets or other proprietary information, of their current or former employers, competitors or other third parties. Also, it may in the future be subject to claims that these individuals are violating non-compete agreements with their former employers. Litigation may be necessary to defend against these claims. If Keystone fails in defending any such claims, in addition to paying monetary damages, it may lose valuable intellectual property rights or personnel, which could harm its business, financial condition and results of operations. Even if Keystone is successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

In addition, while it is Keystone’s policy to require its employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to Keystone, it may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that Keystone regards as its own. The assignment of intellectual property rights may not be self- executing, or the assignment agreements may be breached, and it may be forced to bring claims against third parties, or defend claims that they may bring against Keystone, to determine the ownership of what it regards as its intellectual property. Such claims could harm its business, financial condition, and results of operations.

If Keystone fails to validly execute invention assignment agreements with its employees and contractors involved in the development of intellectual property or is unable to protect the confidentiality of its trade secrets and other proprietary information, the value of its products, its business and competitive position may be harmed.

In addition to patent protection, Keystone also relies on other proprietary rights, including protection of trade secrets, know-how, and other confidential and proprietary information that is not patentable or that it elects not to patent. However, trade secrets can be difficult to protect, and some courts are less willing or unwilling to protect trade secrets. To maintain the confidentiality of its trade secrets and proprietary information, Keystone generally has confidentiality and invention assignment provisions in contracts with its employees, consultants, suppliers, contract manufacturers, collaborators, and others upon the commencement of their relationship with Keystone. However, Keystone may not enter into such agreements with each party that may have or have had access to its trade secrets or proprietary technology and processes. It may not be able to prevent the unauthorized disclosure or use of its technical knowledge or other trade secrets by such third parties, despite the existence generally of these confidentiality restrictions. These contracts may not provide meaningful protection for its trade secrets, know-how, or other proprietary information in the event of any unauthorized use, misappropriation, or disclosure of such trade secrets, know-how, or other confidential or proprietary information. There can be no assurance that such third parties will not breach their agreements with Keystone, that Keystone will have adequate remedies for any breach, or that Keystone’s trade secrets or proprietary technology and processes will not otherwise become known or independently developed by competitors. Keystone may need to share its proprietary information, including trade secrets, with future business partners, collaborators, contractors, and others located in countries at heightened risk of theft of trade secrets, including through direct intrusion by private parties or foreign actors, and those affiliated with or controlled by state actors. Despite the protections Keystone does place on its intellectual property or other confidential and proprietary rights, monitoring unauthorized use and disclosure of our intellectual property is difficult, and it does not know whether the steps it has taken to protect its intellectual property or other proprietary rights will be adequate. In addition, the laws of many foreign countries will not protect Keystone’s intellectual property or other proprietary rights to the same extent as the laws of the United States. Consequently, Keystone may be unable to prevent our proprietary technology from being exploited abroad, which could affect its ability to expand to international markets or require costly efforts to protect its technology.

To the extent its intellectual property or other proprietary information protection is incomplete, Keystone is exposed to a greater risk of direct competition. A third-party could, without authorization, copy or otherwise obtain and use its products or technology, or develop similar technology. Its competitors could purchase its products and attempt to replicate some or all of the competitive advantages Keystone derives from its development efforts or design around its protected technology. Keystone’s failure to secure, protect and enforce its intellectual property rights could substantially harm the value of its products, brand, and business. The theft or unauthorized use or publication of its trade secrets and other confidential business information could reduce the differentiation of our products and harm its business, the value of its investment in research and development or acquisitions could be reduced, and third parties might make claims against it related to losses of their confidential or proprietary information. Any of the foregoing could materially and adversely affect Keystone’s business, financial condition, and results of operations.

Further, it is possible that others will independently develop the same or similar technology or otherwise obtain access to our unpatented technology, and in such cases, Keystone could not assert any trade secret rights against such parties. Unauthorized parties may also attempt to copy or reverse engineer certain aspects of our products that Keystone considers proprietary. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our trade secret rights and related confidentiality and nondisclosure provisions. If Keystone fails to obtain or maintain trade secret protection, or if its competitors obtain its trade secrets or independently develop technology similar to Keystone’s or competing technologies, Keystone’s competitive market position could be materially and adversely affected. In addition, some courts are less willing or unwilling to protect trade secrets and agreement terms that address non-competition are difficult to enforce in many jurisdictions and might not be enforceable in certain cases. Even though Keystone uses commonly accepted security measures, trade secret violations are often a matter of state law, and the criteria for protection of trade secrets can vary among different jurisdictions.

Keystone also seeks to preserve the integrity and confidentiality of its data and other confidential information by maintaining physical security of its premises and physical and electronic security of its information technology systems. While it has confidence in these individuals, organizations and systems, agreements or security measures may be breached and detecting the disclosure or misappropriation of confidential information and enforcing a claim that a party illegally disclosed or misappropriated confidential information is difficult, expensive, and time-consuming, and the outcome is unpredictable. Further, Keystone may not be able to obtain adequate remedies for any such breach. It may not be able to protect our intellectual property rights throughout the world.

Keystone or its current or future licensors may not be able to enforce its intellectual property rights throughout the world.

Filing, prosecuting, and defending patents or trademarks on Keystone’s current and future products in all countries throughout the world would be prohibitively expensive. The requirements for patentability and trademarking may differ in certain countries, particularly developing countries. The laws of some foreign countries do not protect intellectual property rights to the same extent as laws in the United States. Consequently, Keystone or its current or future licensors may not be able to prevent third parties from utilizing its inventions and trademarks in all countries outside the United States. Competitors may use Keystone’s technologies or trademarks in jurisdictions where Keystone has not obtained patent or trademark protection to develop or market their own products and further, may export otherwise infringing products to territories where Keystone has patent and trademark protection, but enforcement on infringing activities is inadequate. These products or trademarks may compete with Keystone’s current or future products or trademarks, and its patents, trademarks or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, may not favor the enforcement of patents, trademarks, and other intellectual property protection, which could make it difficult for us to stop the infringement of Keystone’s patents and trademarks or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce Keystone’s patent and trademark rights in foreign jurisdictions could result in substantial costs and divert Keystone’s efforts and attention from other aspects of its business, could put its patents and trademarks at risk of being invalidated or interpreted narrowly, and could provoke third parties to assert claims against it. Keystone may not prevail in any lawsuits that it initiates, and the damages or other remedies awarded, if any, may not be commercially meaningful. In addition, certain countries in Europe and certain developing countries, including India and China, have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In those countries, Keystone may have limited remedies if its patents are infringed or if it is compelled to grant a license to our patents to a third-party, which could materially diminish the value of those patents. This could limit its potential revenue opportunities. Accordingly, Keystone’s efforts to enforce its intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that it owns or licenses. Finally, Keystone’s ability to protect and enforce its intellectual property rights may be adversely affected by unforeseen changes in foreign intellectual property laws.

If Keystone’s trademarks and trade names are not adequately protected, then it may not be able to build name recognition in its markets of interest and its business may be adversely affected.

Keystone relies on trademarks and trade names to build brand recognition and to promote, distinguish and market its products and services. Its current or future registered and unregistered trademarks or trade names may be challenged, opposed, infringed, circumvented or declared generic or descriptive, determined to be not entitled to registration, or determined to be infringing on other marks. Keystone may not be able to protect its rights to these trademarks and trade names or may be forced to stop using these names, which it needs for name recognition by potential partners or customers in its markets of interest. During trademark registration proceedings, it may receive rejections of its applications by the USPTO or in other foreign jurisdictions. Although Keystone would be given an opportunity to respond to those rejections, it may be unable to overcome such rejections. In the event that its trademarks are successfully challenged, Keystone could be forced to rebrand its products, which could result in loss of brand recognition, and could require Keystone to devote resources to advertising and marketing new brands. In addition, in the USPTO and in comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against Keystone’s trademarks, and its trademarks may not survive such proceedings. If Keystone is unable to establish name recognition based on its trademarks and trade names, it may not be able to compete effectively, and its business may be adversely affected. It may in the future license its trademarks and trade names to third parties. Although these license agreements may provide guidelines for how its trademarks and trade names may be used, a breach of these agreements or misuse of its trademarks and tradenames by Keystone’s licensees may jeopardize Keystone’s rights in or diminish the goodwill associated with its trademarks and trade names. Keystone’s efforts to enforce or protect its proprietary rights related to trademarks, trade names, and service marks may be ineffective and could result in substantial costs and diversion of resources and could adversely affect its financial condition or results of operations.

Trademark litigation can be expensive, and the outcome can be highly uncertain. Furthermore, in many countries, owning and maintaining a trademark registration may not provide an adequate defense against a subsequent infringement claim asserted by the owner of a senior trademark. At times, competitors or other third parties may adopt trade names or trademarks similar to Keystone’s, thereby impeding Keystone’s ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of its registered or unregistered trademarks or trade names. If Keystone asserts trademark infringement claims, a court may determine that the marks it have asserted are invalid or unenforceable, or that the party against whom Keystone has asserted trademark infringement has superior rights to the marks in question. In this case, Keystone could ultimately be forced to cease use of such trademarks.

If Keystone is unable to obtain licenses from third parties on commercially reasonable terms or fail to comply with its obligations under such agreements, its business could be harmed.

It may be necessary for Keystone to use the patented or proprietary technology of third parties to commercialize our products, in which case it would be required to obtain a license from these third parties. The licensing or acquisition of third-party intellectual property rights is a competitive area, and several more established companies may pursue strategies to license or acquire third-party intellectual property rights that Keystone may consider attractive or necessary. These established companies may have a competitive advantage over Keystone due to their size, capital resources and greater clinical development and commercialization capabilities. In addition, companies that perceive Keystone to be a competitor may be unwilling to assign or license rights to it. If Keystone is unable to license such technology, or if it is forced to license such technology, on unfavorable terms, its business could be harmed. If Keystone is unable to obtain a necessary license, it may be unable to develop or commercialize the affected product candidates, which could harm its business, and the third parties owning such intellectual property rights could seek either an injunction prohibiting our sales, or, with respect to our sales, an obligation on Keystone’s part to pay royalties and/or other forms of compensation. Even if Keystone is able to obtain a license, it may be non-exclusive, thereby giving its competitors access to the same technologies licensed to Keystone.

Moreover, some of Keystone’s patents and patent applications in the future may be jointly owned with third parties. If Keystone is unable to obtain an exclusive license to any such third party joint owners’ interest in such patents or patent applications, such co-owners may be able to license their rights to other third parties, including its competitors, who could market competing products and technology. In addition, Keystone may need the cooperation of any such joint owners in order to enforce such patents against third parties, and such cooperation may not be provided to it. Any of the foregoing could harm Keystone’s business, financial condition and results of operations.

Intellectual property rights do not necessarily address all potential threats, and limitations in intellectual property rights could harm Keystone’s business, financial condition, and results of operations.

The degree of future protection afforded by Keystone’s intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect Keystone’s business or permit it to maintain its competitive advantage. For example:

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others may be able to make products that are similar to Keystone’s products or utilize similar technology but that are not covered by the claims of our patents or that incorporate certain technology in Keystone’s products that is in the public domain;

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Keystone, or its future licensors or collaborators, might not have been the first to make the inventions covered by the applicable issued patent or pending patent application that it owns now or may own or license in the future;

•	Keystone, or its future licensors or collaborators, might not have been the first to file patent applications covering certain of our or their inventions;

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Keystone, or its future licensors or collaborators, may fail to meet our obligations to the United States government regarding any future patents and patent applications funded by United States government grants, leading to the loss or unenforceability of patent rights;

•	others may independently develop similar or alternative technologies or duplicate any of Keystone’s technologies without infringing our intellectual property rights;

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it is possible that Keystone’s patents or patent applications omit individuals that should be listed as inventors or include individuals that should not be listed as inventors, which may cause these patents or patents issuing from these patent applications to be held invalid or unenforceable;

•	claims of our patents or patent applications, if and when issued, may not cover Keystone’s products or technologies;

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the inventors of Keystone’s patents or patent applications may become involved with competitors, develop products or processes that design around our patents, or become hostile Keystone us or the patents or patent applications on which they are named as inventors;

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Keystone’s competitors or other third parties might conduct research and development activities in countries where Keystone does not have patent rights and then use the information learned from such activities to develop competitive products for sale in Keystone’s major commercial markets;

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Keystone has engaged in scientific collaborations in the past and will continue to do so in the future and our collaborators may develop adjacent or competing products that are outside the scope of its patents;

•	Keystone may not develop additional proprietary technologies that are patentable;

•	the patents of others may harm Keystone’s business; or

•	Keystone may choose not to file a patent in order to maintain certain trade secrets or know-how, and a third-party may subsequently file a patent covering such intellectual property.

Any of the foregoing could harm Keystone’s business, financial condition, and results of operations.

A significant disruption in, or breach in security of, Keystone’s information technology systems, such as its enterprise resource planning system, or data or violation of data privacy laws could adversely affect its business, reputation and financial statements.

Keystone is planning to launch a new Enterprise Resource Planning system to manage its business data. Keystone also relies on other information technology systems, some of which are provided and/or managed by third parties, to process, transmit and store electronic information (including sensitive data such as confidential business information and personal data relating to employees, customers, other business partners and patients), and to manage or support a variety of critical business processes and activities (such as receiving and fulfilling orders, billing, collecting and making payments, shipping products, providing services and support to customers and fulfilling contractual obligations). In addition, some of Keystone’s software products and services incorporate information technology that may house personal data and some products or software we sell to customers may connect to Keystone’s systems for maintenance or other purposes. These systems, products and services (including those we acquire through business acquisitions) may be damaged, disrupted or shut down due to attacks by computer hackers, computer viruses, ransomware, human error or malfeasance, power outages, hardware failures, telecommunication or utility failures, catastrophes or other unforeseen events, and in any such circumstances Keystone’s system redundancy and other disaster recovery planning may be ineffective or inadequate. Attacks may also target hardware, software and information installed, stored or transmitted in our products after such products have been purchased and incorporated into third-party products, facilities or infrastructure. Security breaches of our systems, regardless of whether the breach is attributable to a vulnerability in Keystone’s products or services, or security breaches of third parties’ systems, which Keystone relies upon to process, store, or transmit electronic information, could result in the misappropriation, destruction or unauthorized disclosure of confidential information or personal data belonging to us or to our employees, partners, customers, patients or suppliers. Like most multinational corporations, Keystone’s information technology systems have been subject to computer viruses, malicious codes, unauthorized access and other cyber-attacks and Keystone expects the sophistication and frequency of such attacks to continue to increase. Unauthorized tampering, adulteration or interference with Keystone’s products may also adversely affect product functionality and result in loss of data, risk to patient safety and product recalls or field actions. Any of the attacks, breaches or other disruptions or damage described above could interrupt Keystone’s operations or the operations of its customers and partners, delay production and shipments, result in theft of Keystone’s and its customers’ intellectual property and trade secrets, damage customer, patient, business partner and employee relationships and Keystone’s reputation or result in defective products or services, legal claims and proceedings, liability and penalties under privacy laws and increased costs for security and remediation, each of which could adversely affect Keystone’s business, reputation and financial statements.

If Keystone is unable to maintain reliable information technology systems and appropriate controls with respect to global data privacy and security requirements and prevent data breaches, it may suffer adverse regulatory consequences, business consequences and litigation. As a global organization, it is subject to data privacy and security laws, regulations, and customer-imposed controls in numerous jurisdictions as a result of having access to and processing confidential, personal and/or sensitive data in the course of its business. For example, in the United States, the HIPAA privacy and security rules require certain of Keystone’s operations to maintain controls to protect the availability and confidentiality of patient health information, individual states regulate data breach and security requirements and multiple governmental bodies assert authority over aspects of the protection of personal privacy. Entities that are found to be in violation of HIPAA as the result of a breach of unsecured patient health information, a complaint about privacy practices or an audit by the Department of Health and Human Services (“HHS”), may be subject to significant civil, criminal and administrative fines and penalties and/or additional reporting and oversight obligations if required to enter into a resolution agreement and corrective action plan with HHS to settle allegations of HIPAA non-compliance. The EU General Data Protection Regulation (“GDPR”), which became effective in May 2018, has imposed significantly stricter requirements in how Keystone collects, transmits, processes and retains personal data, including, among other things, a requirement for almost immediate notice of data breaches to supervisory authorities in certain circumstances and prompt notice to data subjects in certain circumstances with significant fines for non-compliance. Failure to comply with the requirements of GDPR and the applicable national data protection laws of the EU member states may result in fines of up to €20,000,000 or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, and other administrative penalties. Several other countries such as China and Russia have passed, and other countries are considering passing, laws that require personal data relating to their citizens to be maintained on local servers and impose additional data transfer restrictions. Lastly, a broad privacy law in California, the California Consumer Privacy Act (“CCPA”), which came into effect in January 2020 has some of the same features as the GDPR, and has already prompted several other states to follow with similar laws, including Colorado, Connecticut, Indiana, Iowa, Montana, Oregon, Tennessee, Texas, Utah and Virginia. Government enforcement actions can be costly and interrupt the regular operation of our business, and data breaches or violations of data privacy laws can result in fines, reputational damage and civil lawsuits, any of which may adversely affect Keystone’s business, reputation and financial statements. Also, the manufacturer may be subject to significant regulatory fines or penalties. In addition, compliance with the varying data privacy regulations across the United States and around the world have required significant expenditures and may require additional expenditures, and may require changes in our products or business models that increase competition or reduce sales.

Keystone’s software and its internal computer systems, or those used by its contractors or consultants, may fail or suffer security breaches, and such failure could negatively affect Keystone’s business, financial condition and results of operations.

The continued development, maintenance and operation of Keystone’s software are important factors impacting the success of our offerings and level of market acceptance and adoption of products. These efforts are expensive and complex and may involve unforeseen difficulties, including material performance problems and undetected defects or other technical or human errors. Keystone may encounter technical obstacles, and it is possible that it may discover additional problems that prevent its software and technologies from operating properly. If its software or technologies, individually or collectively, do not function reliably or fail to meet clinician, payor or patient expectations of performance or outcomes, then clinicians may stop using or offering Keystone’s solutions, payors could attempt to cancel their contracts with Keystone and patients may generate negative publicity about their experience or Keystone’s products.

Proprietary software development is time-consuming, expensive and complex, and may involve unforeseen difficulties. Keystone’s software may contain errors or vulnerabilities. Any real or perceived errors, failures, bugs or other vulnerabilities discovered in its existing or new software could result in negative publicity and damage to its reputation, loss of customers, loss of or delay in market acceptance of our products, loss of competitive position, loss of revenues or liability for damages, overpayments and/or underpayments, any of which could harm Keystone’s business and results of operation.

In the ordinary course of Keystone’s business, Keystone collects, uses, discloses, transfers, processes and stores sensitive data, including legally protected individually identifiable health information in the United States, credit card, and other financial information, insurance information, and other potentially personally identifiable information. It also processes and stores, and uses additional third parties to process and store, sensitive intellectual property and other proprietary business information, including that of its customers.

Keystone depends on its information technology systems for the efficient functioning of its business, including the manufacture, distribution and maintenance of its products, as well as for accounting, data storage, compliance, purchasing, inventory management and other related functions. Keystone does not have redundant information technology in all aspects of its systems at this time. Despite the implementation of security and back-up measures, its internal computer, server, and other information technology systems as well as those of its third-party consultants, contractors, suppliers, and service providers, may be vulnerable to damage from physical, electronic or technical break-ins, accidental or intentional exposure of its data by employees or others with authorized access to its networks, computer viruses, malware, ransomware, supply chain attacks, natural disasters, terrorism, war, telecommunication and electrical failure, denial of service, “phishing attacks” and other cyberattacks or disruptive incidents that could result in unauthorized access to, use or disclosure of, corruption of, or loss of sensitive, and/or proprietary data, including personal information, including health-related information, and could subject us to significant liabilities and regulatory and enforcement actions, and reputational damage. Additionally, theft of its intellectual property or proprietary business information could require substantial expenditures to remedy. Such theft could also lead to loss of intellectual property rights through disclosure of our proprietary business information, and such loss may not be capable of remedying. Keystone has also outsourced elements of its information technology infrastructure, and as a result a number of third- party vendors may or could have access to our confidential information. If Keystone or its third-party consultants, contractors, vendors, suppliers, or service providers were to suffer an attack or breach, for example, that resulted in the unauthorized access to or use or disclosure of personal or health information, Keystone may have to notify consumers, partners, collaborators, government authorities, and the media, and may be subject to investigations, civil penalties, administrative and enforcement actions, and litigation, any of which could harm its business and reputation. Likewise, Keystone relies on third parties to conduct clinical trials, and similar events relating to their computer systems and networks could also have a material adverse effect on our business. The COVID-19 pandemic generally increased the risk of cybersecurity intrusions. Keystone’s reliance on internet technology and the number of our employees who are working remotely may create additional opportunities for cybercriminals to exploit vulnerabilities. For example, there was an increase in phishing and spam emails as well as social engineering attempts from “hackers” hoping to use the COVID-19 pandemic to their advantage. Furthermore, because the techniques used to obtain unauthorized access to, or to sabotage, systems change frequently and often are not recognized until launched against a target, Keystone may be unable to anticipate these techniques or implement adequate preventative measures. It may also experience security breaches that may remain undetected for an extended period. If its systems are damaged or cease to function properly due to any number of causes, ranging from catastrophic events to power outages to security breaches, and its business continuity plans do not effectively compensate timely, Keystone may suffer interruptions in its ability to manage operations, and would also be exposed to a risk of loss, including financial assets or litigation and potential liability. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or systems or data or systems of our commercial partners, or inappropriate or unauthorized access to or disclosure or use of confidential, proprietary, or other sensitive, personal, or health information, Keystone could incur liability and suffer reputational harm. Failure to maintain or protect its information technology systems effectively could negatively affect its business, financial condition and results of operations.

Keystone cannot assure you that any limitations of liability provisions in its contracts would be enforceable or adequate or would otherwise protect us from any liabilities or damages with respect to any particular claim relating to a security lapse or breach. While Keystone maintains certain insurance coverage, our insurance may be insufficient or may not cover all liabilities incurred by such attacks. It also cannot be certain that our insurance coverage will be adequate for data handling or data security liabilities actually incurred, that insurance will continue to be available to Keystone on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against Keystone that exceeds available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on its business, including its financial condition, operating results and reputation.

Actual or perceived failure to comply with data protection, privacy and security laws, regulations, standards and other requirements could negatively affect Keystone’s business, financial condition or results of operations.

Keystone may be subject to federal, state, and foreign data protection laws and regulations (i.e., laws and regulations that address privacy and data security). In the United States, numerous federal and state laws and regulations, including data breach notification laws, health information privacy laws, and consumer protection laws and regulations that govern the collection, processing, use, disclosure, and protection of health-related and other personal information could apply to Keystone’s operations or the operations of its partners. For example, HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, and the regulations implemented thereunder, or collectively, HIPAA, imposes obligations on “covered entities,” including certain health care providers, health plans, and health care clearinghouses, and their respective “business associates” that create, receive, maintain or transmit individually identifiable protected health information (“PHI”), for or on behalf of a covered entity, as well as their covered subcontractors with respect to safeguarding the privacy, security and transmission of individually identifiable health information. Entities that are found to be in violation of HIPAA, whether as the result of a breach of unsecured PHI, a complaint about privacy practices, or an audit by the Department of Health and Human Services, or HHS, may be subject to significant civil, criminal, and administrative fines and penalties and/or additional reporting and oversight obligations if required to enter into a resolution agreement and corrective action plan with HHS to settle allegations of HIPAA non-compliance. Depending on the facts and circumstances, Keystone could be subject to penalties if it violates HIPAA.

Even when HIPAA does not apply, according to the Federal Trade Commission, or the FTC, failing to take appropriate steps to keep consumers’ personal information secure may constitute unfair acts or practices in or affecting commerce in violation of the Federal Trade Commission Act. The FTC expects a company’s data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business, and the cost of available tools to improve security and reduce vulnerabilities. Individually identifiable health information is considered sensitive data that merits stronger safeguards.

In addition, certain state laws govern the privacy and security of health-related and other personal information in certain circumstances, some of which may be more stringent, broader in scope or offer greater individual rights with respect to protected health information than HIPAA, many of which may differ from each other, thus, complicating compliance efforts. Such laws and regulations will be subject to interpretation by various courts and other governmental authorities, thus creating potentially complex compliance issues for us and our future customers and strategic partners. Failure to comply with these laws, where applicable, can result in the imposition of significant civil and/or criminal penalties and private litigation. For example, California enacted the CCPA, which creates individual privacy rights for California consumers (as defined in the law), including the right to opt out of certain disclosures of their information, and places increased privacy and security obligations on entities handling certain personal data of consumers or households and may apply to us in the future. The CCPA also creates a private right of action with statutory damages for certain data breaches, thereby potentially increasing risks associated with a data breach. Further, the California Privacy Rights Act (the “CPRA”), recently passed in California. The CPRA will impose additional data protection obligations on covered businesses, including additional consumer rights processes, limitations on data uses, new audit requirements for higher risk data, and opt outs for certain uses of sensitive data. It will also create a new California data protection agency authorized to issue substantive regulations and could result in increased privacy and information security enforcement. The majority of the provisions went into effect on January 1, 2023, with the remainder scheduled to go into effect in March 2024, and additional compliance investment and potential business process changes may be required. The CCPA and CPRA could mark the beginning of a trend toward more stringent privacy legislation in the United States, as other states or the federal government may follow California’s lead and increase protections for United States residents. For example, on March 2, 2021, the Virginia Consumer Data Protection Act, which took effect on January 1, 2023, was signed into law. The CCPA has already prompted a number of proposals for new federal and state privacy legislation that, if passed, could increase our potential liability, add layers of complexity to compliance in the United States market, increase its compliance costs and adversely affect its business.

Foreign data protection laws, including the GDPR, may also apply to Keystone’s processing of health-related and other personal data regardless of where the processing in question is carried out. The GDPR imposes stringent requirements for controllers and processors of personal data of individuals within the EEA. The GDPR applies to any company established in the EEA as well as to those outside the EEA if they collect, process, and use personal data in connection with the offering of goods or services to individuals in the EEA or the monitoring of their behavior. The GDPR, together with national legislation, regulations and guidelines of the EEA Member States, govern the processing of personal data, and impose strict obligations and restrictions on the ability to collect, analyze and transfer personal data, including health data from clinical trials and adverse event reporting. In particular, these obligations and restrictions involve the consent of the individuals to whom the personal data relates, the information provided to the individuals, the transfer of personal data out of the EEA to jurisdictions deemed to have inadequate, security breach notifications, security and confidentiality of the personal data and imposition of substantial potential fines for breaches of the data protection obligations. Companies that must comply with the GDPR face increased compliance obligations and risk, including more robust regulatory enforcement of data protection requirements and potential fines for noncompliance of up to €20 million or 4% of the annual global revenues of the noncompliant company, whichever is greater. Further, from January 1, 2021, companies have to comply with the GDPR and also the UK GDPR, which, together with the amended UK Data Protection Act 2018, retains the GDPR in UK national law. The UK GDPR mirrors the fines under the GDPR, e.g., fines up to the greater of €20 million (£17.5 million) or 4% of global turnover. The relationship between the UK and the European Union in relation to certain aspects of data protection law remains unclear, and it is unclear how UK data protection laws and regulations will develop in the medium to longer term. The European Commission has adopted an adequacy decision in favor of the UK, enabling data transfers from EU member states to the UK without additional safeguards. However, the UK adequacy decision will automatically expire in June 2025 unless the European Commission re-assesses and renews/extends that decision. Implementing mechanisms that endeavor to ensure compliance with the GDPR and relevant local legislation in EEA Member States and the UK, if necessary, may be onerous and may interrupt or delay our development activities, and adversely affect our business, financial condition, results of operations, and prospects. While Keystone has taken steps to comply with the GDPR where applicable, including by reviewing its security procedures, and entering into data processing agreements with relevant contractors, our efforts to achieve and remain in compliance may not be fully successful.

Compliance with applicable United States and foreign data protection, privacy and security laws, regulations and standards could require Keystone to take on more onerous obligations in our contracts, require it to engage in costly compliance exercises, restrict its ability to collect, use and disclose data, or in some cases, impact its or its partners’ or suppliers’ ability to operate in certain jurisdictions. Each of these constantly evolving laws can also be subject to varying interpretations. Any failure or perceived failure to comply could result in government investigations and enforcement actions (which could include civil or criminal penalties), fines, private litigation, and/or adverse publicity, and could negatively affect Keystone’s operating results and business. Moreover, patients about whom Keystone or its partners obtain information, as well as the providers who share this information with Keystone, may contractually limit Keystone’s ability to use and disclose the information. Claims that Keystone have violated individuals’ privacy rights, failed to comply with data protection laws, or breached our contractual obligations, even if it is not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm Keystone’s business.

Risks Related to Ownership of New Parent Common Stock

There is no current trading market for New Parent common stock and an active market may never develop or be sustained.

Until now, there has been no public market for New Parent common stock. An active public trading market may not develop after completion of the Business Combination or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. An inactive market may also impair our ability to raise capital by selling shares and may impair our ability to acquire other businesses or assets using our shares as consideration. Furthermore, although New Parent has applied to list the New Parent common stock to be issued in the Business Combination on the Nasdaq Capital Market under the symbol “KSD” there can be no guarantee that we will continue to satisfy the continued listing standards of Nasdaq. If we fail to satisfy the continued listing standards, we could be de-listed, which would have a negative effect on the price of New Parent common stock.

The market and trading volume of New Parent common stock may be volatile, and you could lose all or part of your investment.

The market price of New Parent common stock may fluctuate or decline significantly in the future. Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of New Parent common stock include those listed in “—Risks Related to our Business, Financial Condition and Capital Requirements,” and the following, some of which are beyond our control:

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volatility or economic downturns in the markets in which we, our suppliers or our customers are located caused by pandemics, and related policies and restrictions undertaken to contain the spread of such pandemics or potential pandemics;

•	developments in our litigation matters and governmental investigations or additional significant lawsuits or governmental investigations relating to our services or facilities;

•	regulatory or legal developments in the jurisdictions in which we operate;

•	adverse publicity about us or the industries in which we participate;

•	variations in our quarterly or annual results of operations, or in those of our competitors or of companies in the dental and medical device industries;

•	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•	sales of New Parent common stock by us or our stockholders in the future or the perception that such sales may occur;

•	publication of research reports about the industries in which we participate;

•	changes in analysts’ estimates, investors’ perceptions, recommendations by securities analysts, our failure to achieve analysts’ estimates or failure of analysts to maintain coverage of us;

•	volatility in the trading prices and trading volumes of companies similar to us;

•	changes in operating performance and stock market valuations of companies in our industry;

•	changes in accounting principles, policies, guidance, interpretations or standards; and

•	general market conditions and other factors unrelated to our operating performance or the operating performance of our competitors.

Certain broad market and industry factors may decrease the market price of New Parent common stock, regardless of our actual operating performance. The stock market in general has from time to time experienced extreme price and volume fluctuations, including in recent months. In addition, in the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

Future sales of shares by existing stockholders could cause our stock price to decline.

If our existing stockholders sell, or indicate an intention to sell, substantial amounts of New Parent common stock in the public market after the lock-up and legal restrictions on resale discussed in this prospectus lapse, the trading price of New Parent common stock could decline. At the Closing of the Business Combination, we will have outstanding a total of 37,412,245 shares of common stock. Accelmed, AGP, our CEO Melker Nilsson and directors and officers of Check-Cap are subject to lock-up and market standoff agreements that restrict their ability to, among other things and subject to certain exceptions, sell or transfer their shares for a period of 180 days after the date of this prospectus subject to certain exceptions. After the lock-up agreements expire, all shares outstanding will be eligible for sale in the public market, of which the shares held by directors, executive officers and other affiliates may be resold immediately thereafter pursuant to the registration rights agreements we have entered into with Accelmed, AGP and Melker Nilsson in connection with the Business Combination. Sales of a substantial number of such shares upon expiration of the lock-up and market stand-off agreements, the perception that such sales may occur or early release of these agreements, could cause our market price to fall or make it more difficult for you to sell New Parent common stock at a time and price that you deem appropriate.

In addition, 4,977,346 shares of New Parent common stock are issuable upon the exercise of options and warrants outstanding as of September 30, 2023. These shares will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, the lock-up agreements and Rules 144 and 701 of the Securities Act of 1933 (the “Securities Act”). We intend to file a registration statement on Form S-8 under the Securities Act covering all the shares of common stock subject to stock options outstanding and reserved for issuance under our stock plans. That registration statement will become effective immediately on filing, and shares covered by that registration statement will be eligible for sale in the public markets, subject to Rule 144 limitations applicable to affiliates and the lock-up agreement described above. If these additional shares are sold, or if it is perceived that they will be sold in the public market, the trading price of New Parent common stock could decline.

If our operating and financial performance in any given period does not meet any guidance that we provide to the public, the market price of New Parent common stock may decline.

We may, but are not obligated to, provide public guidance on our expected operating and financial results for future periods. Any such guidance will be comprised of forward-looking statements subject to the risks and uncertainties described in this prospectus and in our other public filings and public statements. Our actual results may not always be in line with or exceed any guidance we have provided, especially in times of economic uncertainty. If, in the future, our operating or financial results for a particular period do not meet any guidance we provide or the expectations of investment analysts, or if we reduce our guidance for future periods, the market price of New Parent common stock may decline. Even if we do issue public guidance, there can be no assurance that we will continue to do so in the future.

If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, our share price and trading volume could decline.

The trading market for New Parent common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business, our market and our competitors. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our shares or change their opinion of our business, our share price would likely decline. If one or more of these analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

The future issuance of additional common stock in connection with our incentive plans, acquisitions or otherwise will dilute all other stockholdings.

After the Business Combination, we will have an aggregate of approximately 2.85 million shares of common stock authorized but unissued and not reserved for issuance under our incentive plans. We may issue all of these shares of common stock without any action or approval by our stockholders, subject to certain exceptions. We also intend to continue to evaluate acquisition opportunities and may issue common stock in connection with these acquisitions. Any common stock issued in connection with our incentive plans, acquisitions or otherwise would dilute the percentage ownership held by our other shareholders.

We have no current plans to pay cash dividends on New Parent common stock; as a result, you may not receive any return on investment unless you sell New Parent common stock for a price greater than that which you paid for it.

We have no current plans to pay dividends on New Parent common stock. Any future determination to pay dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual, legal, tax and regulatory restrictions, general business conditions, and other factors that our board of directors may deem relevant. In addition, our ability to pay cash dividends is currently restricted under our debt financing arrangements and may be restricted by the terms of any of our future debt financing arrangements, which may contain terms restricting or limiting the amount of dividends that may be declared or paid on New Parent common stock. As a result, you may not receive any return on an investment in New Parent common stock unless you sell your New Parent common stock for a price greater than that which you paid for it.

If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our operating results could fall below our publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of New Parent common stock.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenues and expenses that are not readily apparent from other sources. It is possible that interpretation, industry practice and guidance involving estimates and assumptions may evolve or change over time. If our assumptions change or if actual circumstances differ from our assumptions, our operating results may be adversely affected and could fall below our publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of New Parent common stock.

Risks Related to Being a Public Company

We will incur increased costs and become subject to additional regulations and requirements as a result of becoming a public company, which could lower our profits or make it more difficult to run our business.

As a public company, we will incur significant legal, accounting, and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements. We also have incurred and will continue to incur costs associated with the Sarbanes-Oxley Act, and related rules implemented by the Commission and Nasdaq. The expenses generally incurred by public companies for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. These laws and regulations also could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on our board committees, or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of New Parent common stock, fines, sanctions, other regulatory action, and potentially civil litigation.

In addition, as a public company we will be required to incur additional costs and obligations in order to comply with SEC rules that implement Section 404 of the Sarbanes-Oxley Act. Under these rules, beginning with our second annual report on Form 10-K after we become a public company, we will be required to make a formal assessment of the effectiveness of our internal control over financial reporting, and once we cease to be an emerging growth company or a smaller reporting company, we will be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will be engaging in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of our internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are designed and operating effectively, and implement a continuous reporting and improvement process for internal control over financial reporting.

The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing, and possible remediation to meet the detailed standards under the rules. During the course of its testing, our management may identify material weaknesses or deficiencies which may not be remedied in time to meet the deadline imposed by the Sarbanes- Oxley Act. Our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain proper and effective internal controls, we may not be able to produce timely and accurate financial statements. If that were to happen, the market price of our stock could decline and we could be subject to sanctions or investigations by the stock exchange on which New Parent common stock is listed, the Commission or other regulatory authorities.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Upon the completion of the Business Combination, we will become subject to the periodic reporting requirements of the Exchange Act. We must design our disclosure controls and procedures to reasonably assure that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the Commission. Any disclosure controls and procedures or internal controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. For example, our directors or executive officers could inadvertently fail to disclose a new relationship or arrangement causing us to fail to make a required related party transaction disclosure. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

We are an “emerging growth company” and a “smaller reporting company” and we cannot be certain if the reduced disclosure requirements applicable to us will make New Parent common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. In addition, as an “emerging growth company” the JOBS Act allows us to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. We have elected to use this extended transition period under the JOBS Act. As a result, our financial statements and interim financial statements may not be comparable to issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies, which may make comparison of our financials to those of other public companies more difficult. To the extent that we continue to qualify as a “smaller reporting company,” as such term is defined in Rule 12b-2 under the Exchange Act, after we cease to qualify as an emerging growth company, we will continue to be permitted to make certain of the same reduced disclosures in our periodic reports and other documents that we file with the Commission. We cannot predict if investors will find New Parent common stock less attractive because we will rely on these exemptions. If some investors do find New Parent common stock less attractive, there may be a less active trading market for New Parent common stock and our stock price may be more volatile or may decline.

We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year following the fifth anniversary of our initial public offering, (2) the last day of the fiscal year in which we have total annual revenue of more than $1.235 billion, (3) the date on which we are deemed to be a large accelerated filer, which means the market value of New Parent common stock that is held by non-affiliates exceeds $700.0 million as of the prior June 30th, and (4) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

We will remain a smaller reporting company for so long as the market value of our voting and non-voting common stock held by non-affiliates is less than $250 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100 million during the most recently completed fiscal year and the market value of our voting and non-voting common stock held by non-affiliates is less than $700 million measured on the last business day of our second fiscal quarter.

We could be subject to securities class action litigation.

In the past, securities class action litigation has often been brought against companies following a decline in the market price of its securities. This risk is especially relevant for us because medical technology companies have experienced significant stock price volatility in recent years. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

Our failure to meet Nasdaq’s continued listing requirements could result in a delisting of New Parent common stock.

If, after listing, we fail to satisfy the continued listing requirements of Nasdaq, such as the corporate governance requirements or the minimum closing bid price requirement, Nasdaq may take steps to delist New Parent common stock. Such a delisting would likely have a negative effect on the price of New Parent common stock and would impair your ability to sell or purchase New Parent common stock when you wish to do so. In the event of a delisting, we can provide no assurance that any action taken by us to restore compliance with listing requirements would allow New Parent common stock to become listed again, stabilize the market price or improve the liquidity of New Parent common stock, prevent New Parent common stock from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with the listing requirements of Nasdaq.

Risks Related to Our Corporate Structure and Ownership

We expect to be a “controlled company” within the meaning of the Nasdaq corporate governance standards and would qualify for exemptions from certain corporate governance requirements.

Because Accelmed will own a majority of our outstanding common stock following the completion of the Business Combination, we expect to be a “controlled company” as that term is set forth in the Nasdaq corporate governance standards. Under these rules, a company of which more than 50% of the voting power is held by another person or group of persons acting together is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of our board of directors consist of independent directors;

•

the requirement that our director nominations be made, or recommended to the full board of directors, by our independent directors or by a nominations committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that our compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement that we conduct an annual performance evaluation of the nominating and corporate governance and compensation committees.

These requirements will not apply to us as long as we remain a “controlled company.” As a result, you may not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq corporate governance requirements. Accelmed’s significant ownership interest could adversely affect investors’ perceptions of our corporate governance.

After the Business Combination, our principal stockholders and management will own a significant percentage of our stock and will be able to exercise significant influence over matters subject to stockholder approval.

As of September 30, 2023, Keystone’s executive officers, directors and 10% stockholders beneficially owned approximately 87% of the outstanding shares of Keystone common stock, and, as of the effective time of the Business Combination, that same group will hold approximately 62% of the outstanding shares of New Parent common stock. Therefore, even after the Business Combination, these stockholders will have the ability to influence us through this ownership position.

If the ownership of New Parent common stock continues to be highly concentrated, it may prevent minority stockholders from influencing significant corporate decisions and may result in conflicts of interest.

Following the completion of the Business Combination, Accelmed will own approximately 60% of our outstanding common stock. As a result, Accelmed will own shares sufficient for the majority vote over all matters requiring a stockholder vote, including the election of directors; Business Combinations, consolidations and acquisitions; the sale of all or substantially all of our assets and other decisions affecting our capital structure; the amendment of our existing amended and restated certificate of incorporation and our existing bylaws; and our winding up and dissolution. This concentration of ownership may delay, deter or prevent acts that would be favored by our other stockholders. The interests of Accelmed may not always coincide with our interests or the interests of our other stockholders. This concentration of ownership may also have the effect of delaying, preventing or deterring a change in control. As a result, the market price of New Parent common stock could decline or stockholders might not receive a premium over the then-current market price of New Parent common stock upon a change in control. In addition, this concentration of share ownership may adversely affect the trading price of New Parent common stock because investors may perceive disadvantages in owning shares in a company with significant stockholders.

Certain of our stockholders have the right to engage or invest in the same or similar businesses as us.

Accelmed has other investments and business activities in addition to their ownership of us. Accelmed has the right, and has no duty to abstain from exercising such right, to engage or invest in the same or similar businesses as us, do business with any of our customers or suppliers or employ or otherwise engage any of our officers, directors or employees. If Accelmed or any of its officers, directors or employees acquire knowledge of a potential transaction that could be a corporate opportunity, they have no duty, to the fullest extent permitted by law, to offer such corporate opportunity to us, our stockholders or our affiliates. This right could adversely impact our business, prospects, financial condition or results of operations if attractive business opportunities are procured by Accelmed or another party for their own benefit rather than for ours.

In the event that any of our directors and officers who is also a director, officer or employee of Accelmed acquires knowledge of a corporate opportunity or is offered a corporate opportunity, such person is deemed to have fully satisfied such person’s fiduciary duties owed to us and is not liable to us, to the fullest extent permitted by law, if Accelmed pursues or acquires the corporate opportunity or does not present the corporate opportunity to us, provided that this knowledge was not acquired solely in such person’s capacity as our director or officer and such person acts in good faith.

General Risks

Keystone’s insurance policies are expensive and protect it only from some business risks, which leaves it exposed to significant uninsured liabilities.

Keystone does not carry insurance for all categories of risk that its business may encounter. Although it has general and product liability insurance that it believes is appropriate, this insurance is subject to deductibles and coverage limitations. Keystone’s current product liability insurance may not continue to be available to us on acceptable terms, if at all, and, if available, coverage may not be adequate to protect us against any future product liability claims. Similarly, it has limited insurance coverage regarding hazardous waste and cybersecurity events. If it is unable to obtain insurance at an acceptable cost or on acceptable terms or otherwise protect against potential product liability claims, it could be exposed to significant liabilities. A product liability claim, recall or other claim with respect to uninsured liabilities or for amounts in excess of insured liabilities could negatively affect its business, financial condition and results of operations.

Keystone also expects that operating as a public company will make it more difficult and more expensive for it to obtain director and officer liability insurance, and it may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for it to attract and retain qualified people to serve on its board of directors, on its board committees or as executive officers. Keystone does not know, however, if it will be able to maintain existing insurance with adequate levels of coverage. Any significant uninsured liability may require it to pay substantial amounts, which would negatively affect its business, financial condition and results of operations.

Foreign currency exchange rates may adversely affect Keystone’s financial statements.

Sales and purchases in currencies other than the United States dollar expose Keystone to fluctuations in foreign currencies relative to the United States dollar and may adversely affect its financial statements. Increased strength of the United States dollar increases the effective price of Keystone’s products sold in United States dollars into other countries, which may require Keystone to lower its prices or adversely affect sales to the extent it does not increase local currency prices. Decreased strength of the United States dollar could adversely affect the cost of materials, products and services Keystone purchases overseas. Sales and expenses of its non-U.S. businesses are also translated into United States dollars for reporting purposes and the strengthening or weakening of the United States dollar could result in unfavorable translation effects. In addition, certain of our businesses may invoice customers in a currency other than the business’ functional currency, and movements in the invoiced currency relative to the functional currency could also result in unfavorable translation effects. Keystone also faces exchange rate risk from its investments in subsidiaries owned and operated in foreign countries.

Keystone is subject to a variety of litigation and other legal and regulatory proceedings in the course of its business that could adversely affect its business and financial statements.

Keystone is subject to a variety of litigation and other legal and regulatory proceedings incidental to our business (or the business operations of previously owned entities), including claims or counterclaims for damages arising out of the use of products or services and claims relating to intellectual property matters, employment matters, tax matters, commercial disputes, breach of contract claims, competition and sales and trading practices, environmental matters, personal injury, insurance coverage and acquisition-related matters, as well as regulatory subpoenas, requests for information, investigations and enforcement. Keystone may also become subject to lawsuits as a result of past or future acquisitions or as a result of liabilities retained from, or representations, warranties or indemnities provided in connection with, businesses divested by us or our predecessors. The types of claims made in lawsuits include claims for compensatory damages, punitive and consequential damages (and in some cases, treble damages) and/or injunctive relief. The defense of these lawsuits may divert Keystone’s management’s attention, Keystone may incur significant expenses in defending these lawsuits, and it may be required to pay damage awards or settlements or become subject to equitable remedies that could adversely affect its operations and financial statements. Moreover, any insurance or indemnification rights that it may have may be insufficient or unavailable to protect it against such losses. In addition, developments in proceedings in any given period may require Keystone to adjust the loss contingency estimates that it has recorded in its financial statements, record estimates for liabilities or assets previously not susceptible of reasonable estimates or pay cash settlements or judgments. Any of these developments could adversely affect Keystone’s financial statements in any particular period. Keystone cannot assure you that its liabilities in connection with litigation and other legal and regulatory proceedings will not exceed its estimates or adversely affect its financial statements and business. However, based on our experience, current information and applicable law, Keystone does not believe that it is reasonably possible that any amounts it may be required to pay in connection with litigation and other legal and regulatory proceedings in excess of its reserves as of the date of this prospectus will have a material effect on its financial statements.

Keystone’s operations, products and services expose it to the risk of environmental, health and safety liabilities, costs and violations that could adversely affect its business, reputation and financial statements.

Keystone’s operations, products and services are subject to environmental laws and regulations, which impose limitations on the discharge of pollutants into the environment, establish standards for the use, generation, treatment, storage and disposal of hazardous and non-hazardous wastes and impose end-of-life disposal and take- back programs. Keystone must also comply with various health and safety regulations in the United States and abroad in connection with our operations. It cannot assure you that our environmental, health and safety compliance program (or the compliance programs of businesses we acquire) have been or will at all times be effective. Failure to comply with any of these laws could result in civil and criminal, monetary and non-monetary penalties and damage to our reputation. In addition, Keystone cannot provide assurance that its costs of complying with current or future environmental protection and health and safety laws will not exceed its estimates or adversely affect its financial statements.

In addition, Keystone may incur costs related to remedial efforts or alleged environmental damage associated with past or current waste disposal practices or other hazardous materials handling practices. Keystone is also from time to time party to personal injury, property damage or other claims brought by private parties alleging injury or damage due to the presence of or exposure to hazardous substances. It may also become subject to additional remedial, compliance or personal injury costs due to future events such as changes in existing laws or regulations, changes in agency direction or enforcement policies, developments in remediation technologies, changes in the conduct of our operations and changes in accounting rules. Keystone cannot assure you that its liabilities arising from past or future releases of, or exposures to, hazardous substances will not exceed its estimates or adversely affect its reputation and financial statements or that it will not be subject to additional claims for personal injury or remediation in the future based on its past, present or future business activities. However, based on the information it currently has, Keystone does not believe that it is reasonably possible that any amounts it may be required to pay in connection with environmental matters in excess of its reserves as of the date of this prospectus will have a material effect on its financial statements.

Changes in governmental regulations may reduce demand for Keystone’s products or services or increase its expenses.

Keystone competes in markets in which it and its customers must comply with supranational, federal, state, local and other jurisdictional regulations, such as regulations governing health and safety, the environment, food and drugs and privacy. Keystone develops, configures and markets its products and services to meet customer needs created by these regulations. These regulations are complex, change frequently, have tended to become more stringent over time and may be inconsistent across jurisdictions. Any significant change in any of these regulations (or in the interpretation or application thereof) could reduce demand for, increase Keystone’s costs of producing or delay the introduction of new or modified products and services, or could restrict its existing activities, products and services.

International economic, political, legal, compliance and business factors could negatively affect Keystone’s financial statements.

For the year ended December 31, 2022, approximately 28% of Keystone’s sales were derived from customers outside the United States. In addition, many of its manufacturing operations, suppliers and employees are located outside the United States. Since Keystone’s growth strategy depends in part on its ability to further penetrate markets outside the United States and increase the localization of its products and services, Keystone expects to continue to increase its sales and presence outside the United States, particularly in the high-growth markets. Its international business (and particularly its business in high growth markets) is subject to risks that are customarily encountered in non-U.S. operations, including:

•	interruption in the transportation of materials to Keystone and finished goods to its customers;

•	differences in terms of sale, including payment terms;

•	local product preferences and product requirements;

•	changes in a country’s or region’s political or economic conditions, such as the devaluation of particular currencies;

•	trade protection measures, embargoes and import or export restrictions and requirements;

•	unexpected changes in laws or regulatory requirements, including changes in tax laws;

•	capital controls and limitations on ownership and on repatriation of earnings and cash;

•	the potential for nationalization of enterprises;

•	changes in medical reimbursement policies and programs;

•	limitations on legal rights and Keystone’s ability to enforce such rights;

•	difficulty in staffing and managing widespread operations;

•	differing labor regulations;

•	difficulties in implementing restructuring actions on a timely or comprehensive basis;

•	differing protection of intellectual property; and

•	greater uncertainty, risk, expense and delay in commercializing products in certain foreign jurisdictions, including with respect to product and other regulatory approvals.

Any of these risks could negatively affect Keystone’s financial statements, business, growth rate, competitive position, results of operations and financial condition.

The ongoing military conflict between Russia and Ukraine could adversely affect Keystone’s financial condition and results of operations.

On February 24, 2022, Russian military forces commenced military operations in Ukraine. The military conflict has continued since then and sustained conflict and disruption in the region is likely. Although the length, impact and outcome of the ongoing military conflict is highly unpredictable, the conflict could lead to significant market and other disruptions, including significant volatility in commodity prices and supply of resources, resulting in increases in the cost of shipping and transportation, instability in financial markets, supply chain interruptions, political and social instability and changes in consumer or purchaser preferences. Russia’s military action against Ukraine has led to an unprecedented expansion of sanction programs imposed by the United States, the European Union, the United Kingdom, Canada, Switzerland, Japan and other countries against Russia, Belarus, the Crimea Region of Ukraine, the so-called Donetsk People’s Republic and the so-called Luhansk People’s Republic.

We are actively monitoring the military conflict and will continue to assess any impact it may have on Keystone’s financial condition and results of operations. Revenues from sales of Keystone’s products in Russia were $744,267 and $997,113 for the years ended December 31, 2021 and 2022, respectively, and $482,563 for the six-months ended June 30, 3023. Although the conflict has not yet had any impact on Keystone’s operations and sales in Russia through our distributors there, Keystone has no way to predict the progress or outcome of the conflict or its impacts in Russia, as the conflict and any resulting government reactions are rapidly developing and beyond Keystone’s control. The extent and duration of the military action, sanctions and resulting market disruptions could be significant and could potentially have substantial impact on the global economy and Keystone’s business for an unknown period of time. Any of the abovementioned factors could have a material adverse effect on Keystone’s financial condition and results of operations.

Political, economic and military instability in Israel, including the recent attack by Hamas and other terrorist organizations from the Gaza Strip and Israel’s war against them, may impede Keystone’s ability to operate and harm its financial results.

A large portion of Keystone’s products are manufactured in Israel. Accordingly, political, economic, and military conditions in Israel and the surrounding region may directly affect its business and operations. In October 2023, Hamas terrorists infiltrated Israel’s southern border towns near the Gaza Strip and carried out attacks on civilian and military targets that were extraordinary in scale and brutality. Hamas also launched extensive rocket attacks from the Gaza Strip against civilian targets in various parts of Israel, including areas in which Keystone’s employees and some of its manufacturers are located. As a result of the attacks, Israel declared war against Hamas and launched a military campaign against them, as their rocket attacks continued. In parallel, border clashes between Israel and the Hezbollah terrorist group on Israel’s northern border with Lebanon intensified and may escalate into a greater regional conflict. In recent years Israel has been engaged in sporadic armed conflicts with various militant groups and state actors, including Iran and Syria. In addition, Iran has threatened to attack Israel and may be developing nuclear weapons. Some of these hostilities negatively affected business conditions in Israel. Any hostilities involving Israel or the interruption or curtailment of trade between

Israel and its trading partners could adversely affect our operations and results of operations. The current conflict could cause situations where medical product certifying or auditing bodies could not be able to visit the facilities of Keystone’s manufacturers in Israel in order to review its certifications or clearances, thus possibly leading to temporary suspensions or even cancellations of Keystone’s product clearances or certifications. The current conflict could also result in parties with which Keystone has agreements involving performance in Israel claiming that they are not obligated or able to perform their commitments under those agreements.

Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, Keystone cannot assure you that this government coverage will be maintained or that it will sufficiently cover Keystone’s potential damages. Any losses or damages incurred by Keystone could have a material adverse effect on its business. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could harm its results of operations.

Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on Keystone’s operating results, financial condition or the expansion of its business. A campaign of boycotts, divestment and sanctions has been undertaken against Israel, which could also adversely impact Keystone’s business.

In addition, many Israeli citizens are obligated to perform several days, and in some cases more, of annual military reserve duty each year until they reach the age of 40 (or older, for reservists who are military officers or who have certain occupations) and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists. It is possible that there will be military reserve duty call-ups in the future. Keystone’s operations could be disrupted by such call-ups, which may include the call-up of employees key to production and manufacturing of our products. Additionally, some members of Keystone’s management and some Keystone employees are located and reside in Israel. Shelter-in-place and work-from-home measures, government-imposed restrictions on movement and travel and other precautions taken to address the ongoing conflict may temporarily disrupt such management and employees’ ability to effectively perform their daily tasks. Such disruption could materially adversely affect Keystone’s business, prospects, financial condition and results of operations.

It is currently not possible to predict the duration or severity of the ongoing conflict or its effects on Keystone’s business, operations and financial conditions. The ongoing conflict is rapidly developing and could disrupt Keystone’s operations, interrupt its sources and availability of supply of materials and adversely affect its ability to manufacture its products.

If Keystone suffers loss to its facilities, supply chains, distribution systems or information technology systems due to catastrophe or other events, its operations could be seriously harmed.

Keystone’s facilities, supply chains, distribution systems and information technology systems are subject to catastrophic loss due to fire, flood, earthquake, hurricane, public health crisis, war, terrorism or other natural or man-made disasters. If any of these facilities, supply chains or systems were to experience a catastrophic loss, it could disrupt Keystone’s operations, delay production and shipments, result in defective products or services, damage customer relationships and Keystone’s reputation and result in legal exposure and large repair or replacement expenses. The third-party insurance coverage that Keystone maintains will vary from time to time in both type and amount depending on cost, availability and our decisions regarding risk retention, and may be unavailable or insufficient to protect it against such losses.

Keystone’s ability to attract, develop and retain talented executives and other key employees is critical to its success.

Keystone’s future performance is dependent upon its ability to attract, motivate and retain executives and other key employees. The loss of services of executives and other key employees or the failure to attract, motivate and develop talented new executives or other key employees could prevent it from successfully implementing and executing business strategies, and therefore adversely affect its financial statements. Keystone’s success also depends on its ability to attract, develop and retain a talented employee base. Certain employees could leave it given uncertainties relating to the Business Combination, resulting in the inability to operate its business with employees possessing the appropriate expertise, which could have an adverse effect on Keystone’s performance.

Keystone depends on key personnel.

Keystone’s success depends to a significant degree upon the contributions of certain key personnel that would be difficult to replace. If any of its key personnel were to cease employment with Keystone, Keystone’s operating results could suffer. Further, the process of attracting and retaining suitable replacements for key personnel whose services it may lose would result in transition costs and would divert the attention of other members of its senior management from its existing operations. The loss of services from key personnel or a limitation in their availability could materially and adversely impact Keystone’s business, prospects, liquidity, financial condition, and results of operations. Further, such a loss could be negatively perceived in the capital markets. Keystone has not obtained and does not expect to obtain key person life insurance that would provide it with proceeds in the event of death or disability of any of our key personnel.

Anti-takeover provisions in our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, as well as Delaware law, could discourage a change in control of New Parent or a change in our management.

Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws will contain, and Delaware law contains, provisions that might discourage, delay or prevent a Business Combination, acquisition, or other change in control that stockholders may consider favorable, including Business Combination in which you might otherwise receive a premium for your shares of New Parent common stock. These provisions may also prevent or frustrate attempts by our stockholders to replace or remove our management. These provisions include:

•	limiting the liability of, and providing indemnification to, our directors and officers;

•	advance notice requirements applicable to stockholders for matters to be brought before a meeting of stockholders and requirements as to the form and content of a stockholders’ notice;

•	the right to issue blank check preferred stock without stockholder approval, which could be used to dilute the stock ownership of a potential hostile acquirer or adopt a stockholder rights plan;

•	limiting the ability of stockholders to call and bring business before special meetings; and

•	limiting the forum to Delaware or Federal Court for certain litigation against us.

These provisions might discourage, delay or prevent a change in control of New Parent or a change in our management. For example, because Accelmed will own a majority of the voting power of New Parent common stock upon the completion of the Business Combination, it could prevent a third party from acquiring us, even if the third party’s offer may be considered beneficial by many of our stockholders. The existence of these provisions could adversely affect the voting power of holders of common stock and limit the price that investors might be willing to pay in the future for shares of New Parent common stock

Risks Related to Check-Cap

If Check-Cap does not complete the Business Combination in a timely manner or at all, its board of directors may decide to pursue its dissolution and liquidation. In such an event, the amount of cash available for distribution to its shareholders will depend heavily on the timing of such liquidation as well as the amount of cash that will need to be reserved for commitments and contingent liabilities.

There can be no guarantee that Check-Cap will complete the Business Combination in a timely manner or at all. If no transaction is completed, the Check-Cap board may decide that it is in the best interest of its shareholders to dissolve the company and liquidate its assets. In that event, the amount of cash available for distribution to its shareholders will depend heavily on the timing of such decision and, ultimately, such liquidation, since the amount of cash available for distribution continues to decrease as Check-Cap funds its operations and transaction expenses. In addition, Check-Cap may be subject to litigation or other claims related to its dissolution and liquidation. Accordingly, holders of Check-Cap ordinary shares could lose all or a significant portion of their investment in the event of a dissolution, liquidation or winding up of Check-Cap.

Check-Cap is substantially dependent on its remaining employees to facilitate the consummation of a strategic transaction. Check-Cap could lose such key employees.

As part of its cash conservation activities, Check-Cap implemented a 90% reduction in workforce plan. Check-Cap’s ability to successfully complete the Business Combination depends in large part on its ability to retain certain personnel, particularly Alex Ovadia, its Chief Executive Officer, and Mira Rosenzweig, its Chief Financial Officer. Despite Check-Cap’s efforts to retain these employees, one or more may terminate their employment on short notice. The loss of the services of any of these employees could potentially harm Check-Cap’s ability to complete the Business Combination, run its day-to-day business operations as well as fulfill its reporting obligations as a public company.

If the Business Combination is not completed, and Check-Cap does not pursue an alternative strategic option or liquidation, Check-Cap expects that it will require significant additional funding in order to complete the development, scale up manufacturing and commercialization of C-Scan. If additional capital is not available, Check-Cap may have to cease operations.

Check-Cap is a clinical and development-stage medical diagnostics company with a limited operating history. Check-Cap has incurred net losses in each fiscal year since it commenced operations in 2009. Check-Cap incurred net losses of $11.3 million in the first six months of 2023, $19.1 million in 2022, $17.2 million in 2021. As of June 30, 2023, Check-Cap’s accumulated deficit was $138.6 million. Check-Cap expects its losses to continue for the foreseeable future. If the Business Combination is not completed, and Check-Cap does not pursue an alternative strategic option or liquidation, Check-Cap expects that it will need to raise and spend substantial amounts in order to complete the clinical development, regulatory approval and commercialization of C-Scan. Check-Cap may seek additional funding through equity offerings, debt financings, collaborations, licensing arrangements or any other means to conduct clinical trials and develop, manufacture and market C-Scan or for our general corporate purposes. If adequate additional financing on acceptable terms is not available, Check-Cap may have to cease operations.

INFORMATION ABOUT THE CHECK-CAP SHAREHOLDER MEETING

In order for the Israeli Merger to become effective, certain matters related to the Israeli Merger must be approved by the shareholders of Check-Cap at an extraordinary general meeting of Check-Cap’s shareholders.

The Check-Cap Shareholder Meeting

Pursuant to Section 320 of the Companies Law, Check-Cap will convene the Check-Cap Shareholder Meeting, to consider and approve (i) the Check-Cap Shareholder Transaction Matters and (ii) the election of five directors as members of Check-Cap’s board of directors out of ten director nominees proposed for election at the Check-Cap Shareholder Meeting. The Check-Cap Shareholders Meeting will be held on Monday, December 4, 2023 beginning at 2:00 p.m., Israel time, at the offices of Check-Cap’s Israeli legal counsel, FISCHER (FBC & Co.), located at 146 Menachem Begin Road, Tel Aviv 6492103, Israel.

The Check-Cap board of directors has fixed the close of business on November 6, 2023, as the Check-Cap record date for determination of Check-Cap shareholders entitled to vote at the Check-Cap Shareholder Meeting. Accordingly, only holders of record of shares of Check-Cap ordinary shares at the close of business on November 6, 2023 will be entitled to vote at the Check-Cap Shareholder Meeting. Check-Cap shareholders are also entitled to notice of and to vote at the Check-Cap Shareholder Meeting if they held Check-Cap ordinary shares through a bank, broker or other nominee that is one of Check-Cap’s shareholders of record at the close of business on the record date, or which appeared in the participant listing of a securities depository on that date. Each holder of record of Check-Cap ordinary shares on the Check-Cap record date is entitled to cast one vote per share, in person or by a properly executed proxy, at the Check-Cap Shareholder Meeting.

Voting at the Check-Cap Shareholder Meeting

The presence, in person or by proxy, of two or more shareholders holding or representing, in the aggregate, at least twenty-five percent (25%) of Check-Cap’s voting rights will constitute a quorum at the Check-Cap Shareholder Meeting. No business will be considered or determined at the Check-Cap Shareholder Meeting unless the requisite quorum is present within half an hour from the time designated for the meeting. If within half an hour from the time designated for the meeting a quorum is not present, the Check-Cap Shareholder Meeting will stand adjourned to the day, time and place as the Chairman of the meeting shall determine. At least two shareholders present, in person or by proxy, will constitute a quorum at the adjourned meeting.

Abstentions and broker non-votes will be considered present at the Check-Cap Shareholder Meeting for the purpose of calculating a quorum. Broker non-votes occur for a particular proposal when brokers that hold their customers’ shares in street name sign and submit proxies for such shares (in which case they are considered present for purposes of determining presence of a quorum at the Check-Cap Shareholder Meeting) but do not have the discretionary authority to vote on such particular proposal. This occurs when brokers have not received any voting instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, but not on non-routine matters. All proposals to be voted on at the Check-Cap Shareholder Meeting are non-routine matters. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Pursuant to the Check-Cap Articles of Association and Section 320 of the Companies Law, the affirmative vote of the holders of a majority of the Check-Cap ordinary shares present at the Check-Cap Shareholder Meeting (or any adjournment or postponement thereof), in person or by proxy, is required to approve and adopt the Check-Cap Shareholder Transaction Matters, excluding abstentions and broker non-votes and excluding any Check-Cap ordinary shares that are held by (a) New Parent, Keystone, Israeli Merger Sub or by any person holding, directly or indirectly, 25% or more of the voting power or the right to appoint 25% or more of the directors of New Parent, Keystone or Israeli Merger Sub, (b) a person or entity acting on behalf of New Parent, Keystone or Israeli Merger Sub or a person or entity described in clause (a) above, or (c) a family member of an individual contemplated by either of clause (a) or (b) above, or an entity controlled by, New Parent, Keystone, Israeli Merger Sub or any of the foregoing.

Forms of proxies of holders of Check-Cap ordinary shares for the Check-Cap Shareholder Meeting must be received by Check Cap’s transfer agent or at its registered office in Israel no later than forty-eight (48) hours prior to the designated time for the Check-Cap Shareholder Meeting, i.e., prior to December 2, 2023, at 2:00 p.m. Israel time. Forms of proxies not so returned may be valid if handed to the chairman prior to the start of the Check-Cap Shareholder Meeting, at the discretion of the chairman. If a shareholder is a beneficial owner and holds it Check-Cap ordinary shares in “street name” through a bank, broker or other nominee on Nasdaq, such shareholder should instruct their bank, broker or other nominee of how they wish to vote its Check-Cap ordinary shares using the instructions provided by their bank, broker or other nominee. A shareholder may also vote in person at the Check-Cap Shareholder Meeting if it obtains a “legal proxy” from its bank, broker or other nominee. Under applicable stock exchange rules, such banks, brokers or other nominees have the discretion to vote on routine matters. The proposals to be considered at the Check-Cap Shareholder Meeting are non-routine matters, and such banks, brokers and other nominees cannot vote on these proposals without the shareholder instructions.

If a Check-Cap shareholder is a shareholder of record on the record date, it may change its vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to Check-Cap’s Chief Financial Officer, by granting a new proxy bearing a later date, or by attending the Check-Cap Shareholder Meeting and voting in person. Attendance at the Check-Cap Shareholder Meeting will not cause a shareholder’s previously granted proxy to be revoked unless such shareholder specifically so requests. If a Check-Cap shareholder’s ordinary shares are held in “street name,” it may change its vote by submitting new voting instructions to its broker, bank, trustee or nominee or, if it has obtained a legal proxy from its broker, bank, trustee or nominee giving them the right to vote their shares, by attending the Check-Cap Shareholder Meeting and voting in person.

Pursuant to Section 323 of the Companies Law, if the appropriate majority is obtained at the Check-Cap Shareholder Meeting in favor of the Israeli Merger, a minimum of 30 days must elapse from the date of the approval of the Israeli Merger by the shareholders of Check-Cap (and Israeli Merger Sub) before the Israeli Merger can become effective.

At the time of the Check-Cap Shareholder Meeting, holders of Check-Cap ordinary shares will not know the exact ownership percentage that they will be entitled to in New Parent.

Solicitation of Proxies

This prospectus, the Check-Cap proxy statement and its accompanying forms of proxy are being mailed by Check-Cap to Check-Cap shareholders in connection with the solicitation of proxies by Check-Cap for the Check-Cap Shareholders Meeting. The cost of soliciting proxies in the accompanying forms will be borne by Check-Cap. Check-Cap intends to retain an independent soliciting agent. Proxies may be solicited in person or by telephone or electronic communication by the directors, executive officers and employees of Check-Cap, who will not receive additional compensation for such activities.

Upon request and in accordance with customary U.S. practice, brokers, nominees and other similar record holders will be requested to forward proxy solicitation material to beneficial owners and, upon request and in accordance with customary practice, will be reimbursed by Check-Cap for their out-of-pocket expenses.

THE BUSINESS COMBINATION

This section describes the Business Combination and the other transactions contemplated by the Business Combination Agreement. The description in this section and elsewhere in this prospectus is qualified in its entirety by reference to the complete text of the Business Combination Agreement, a copy of which is attached as Annex A to this prospectus. This summary does not purport to be complete and may not contain all of the information about the Business Combination and the other transactions contemplated by the Business Combination Agreement that is important to you. You are encouraged to read the Business Combination Agreement carefully and in its entirety. This section is not intended to provide you with any factual information about Keystone or Check-Cap. Such information can be found elsewhere in this prospectus and in the public filings Check-Cap makes with the Commission, as described in the section entitled “Where You Can Find Additional Information” beginning on page 326 of this prospectus.

The Parties

New Parent

New Parent was formed solely for the purpose of effectuating the Business Combination. Upon the closing of the Business Combination, New Parent will become the parent entity of both Keystone and Check-Cap. New Parent was incorporated as a Delaware corporation on July 31, 2023. New Parent has no material assets and does not operate any business. To date, New Parent has not conducted any activities other than those incidental to its formation, the execution of the Business Combination Agreement and the preparation of applicable filings under U.S. securities laws and regulatory filings made in connection with the Business Combination.

The principal executive offices of New Parent are located at 154 Middlesex Turnpike, Burlington, Massachusetts 01803.

Keystone

Keystone was incorporated in the State of Delaware in 2008. Keystone is a global commercial stage medical technology company focused on providing end-to-end solutions for dental practitioners and tooth replacement procedures. Its comprehensive portfolio of tooth replacement solutions is comprised of implants, prosthetic solutions, biomaterial solutions and digital dentistry capabilities. Keystone develops and offers advanced technologies for dental practitioners, dental laboratories and patients at an attractive price, driving significant value to both practitioners and patients. Keystone believes its products offer strong value proposition for dental practitioners through its innovative products with high quality manufacturing and design at various pricing options. Keystone has premium and high touch customer service with an experienced direct sales force and third-party distributors, simplifying a complex procedure through the digitalization of workflow for multiple clinical indications. Based on Keystone’s estimates, it believes its digital capabilities for dental practices have the potential to reduce the number of office visits and decrease patient chair time per procedure. Keystone’s various brands, including Genesis, Prima, Paltop, Molaris, Dyna, and Nexus iOS, are widely known amongst dental practitioners.

The principal executive offices of Keystone are located at 154 Middlesex Turnpike, Burlington, Massachusetts 01803.

Check-Cap

Check-Cap was formed under the laws of the State of Israel in 2009. Check-Cap is a clinical stage medical diagnostics company aiming to redefine colorectal cancer (CRC) screening through the introduction of C-Scan®, a screening test designed to detect polyps before they may transform into cancer to enable early intervention and cancer prevention. Check-Cap has generated significant losses to date, and it expects to continue to generate losses as it continues to explore strategic alternatives focused on maximizing stockholder value.

The principal executive offices of Check-Cap are located at 29 Abba Hushi Avenue, Isfiya, 3009000, Israel.

U.S. Merger Sub

U.S. Merger Sub is a wholly-owned subsidiary of New Parent formed solely for the purpose of effectuating the Business Combination. U.S. Merger Sub was incorporated as a Delaware corporation on July 31, 2023. U.S. Merger Sub has no material assets and does not operate any business. To date, U.S. Merger Sub has not conducted any activities other than those incidental to its formation and the execution of the Business Combination Agreement. After the consummation of the Business Combination, it will cease to exist.

The principal executive offices of U.S. Merger Sub are located at 154 Middlesex Turnpike, Burlington, Massachusetts 01803.

Israel Merger Sub

Israel Merger Sub is a wholly-owned subsidiary of New Parent formed solely for the purpose of effectuating the Business Combination. Israel Merger Sub was organized as a company under the laws of the State of Israel on July 30, 2023. Israel Merger Sub has no material assets and does not operate any business. To date, Israel Merger Sub has not conducted any activities other than those incidental to its formation and the execution of the Business Combination Agreement. After the consummation of the Business Combination, it will cease to exist.

The mailing address of Israel Merger Sub’s registered office is 98 Yigal Alon Street, Tel Aviv 67891, Israel.

The Business Combination

In accordance with the Business Combination Agreement, U.S. Merger Sub will merge with and into Keystone pursuant to the U.S. Merger, with Keystone surviving as a wholly-owned subsidiary of New Parent, and Israel Merger Sub will merge with and into Check-Cap pursuant to the Israeli Merger, with Check-Cap surviving as a wholly-owned subsidiary of New Parent. Check-Cap, as a wholly owned subsidiary of New Parent, will maintain a registered office in the State of Israel. The U.S. Merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware executed in accordance with, and in such form as is required by, the relevant provisions of the DGCL, and the Israeli Merger will become effective upon the issuance by the Israeli Companies Registrar of the Certificate of Merger for the Israeli Merger in accordance with Section 323(5) of the Companies Law.

Background of the Business Combination

Overview

Check-Cap is a clinical stage medical diagnostics company engaged in the development of C-Scan®, a screening test to detect polyps before they may transform into colorectal cancer (CRC). Check-Cap’s Board (“Board”) and executive management regularly review Check-Cap’s operating and strategic plans, both near-term and long-term, in an effort to enhance shareholder value. This review has included consideration of equity financings and strategic transactions, and engaging in discussions with potential strategic partners and investors.

In March, 2023, Check-Cap announced that its most recent efficacy results from its calibration studies did not meet the goal in order to proceed to the powered portion of the U.S. pivotal study for C-Scan, its main product. In June, 2023, after further review of additional data and interaction with the FDA on a revised pivotal study protocol together with consideration of the anticipated time and investment necessary to further develop the technology, Check-Cap’s Board determined to pursue strategic options. At such time, Check-Cap’s Board also approved a reduction in its workforce by approximately 90 percent, to reduce its cash burn. In light of these developments, Check-Cap discontinued the calibration studies and determined not to commence the powered portion of its U.S. pivotal study, and to concentrate its resources on its essential research activities and strategic alternatives.

Following the March 2023 announcement regarding the efficacy results from its calibration studies, Check-Cap’s Board commenced a review of strategic alternatives. As part of that review, Check-Cap’s Board considered and evaluated options for enhancing shareholder value. Recognizing that in light of the C-Scan calibration studies’ internal assessment, enhancing shareholder value as a stand-alone entity would be extremely challenging and uncertain, Check-Cap’s Board determined to explore various suitable alternatives, including but not limited to a business combination transaction.

Accordingly, during the second and third quarters of 2023, Check-Cap’s Board conducted a number of discussions with several potential targets concerning an acquisition of, combination with, or investment in, another company or technology, which, upon consummation, would provide Check-Cap with new, active operations. The Check-Cap Board also established a strategic transaction sub-committee comprised of four board members (Mr. Steven Hanley, the Check-Cap Board Chairman, as well as Ms. Clara Ezed, Dr. Mary Jo Gorman, and Mr. Yuval Yanai), which consulted with Check-Cap’s Chief Executive Officer and Chief Financial Officer when appropriate. As part of this initiative, Check-Cap’s Board also began working with Ladenburg as its primary financial advisor to assist the Check-Cap Board in, among other things, identifying and evaluating potential targets. Over the course of this process, Check-Cap’s Board, together with its financial advisor, contacted a total of 150 potential target companies for a proposed merger or acquisition, which were identified based on certain key characteristics that Check-Cap’s Board sought in a target company: (i) favorable technology in an investment-attractive space; (ii) management with strong records in initial public offerings and merger transactions; (iii) investors and/or strategic partners that have the experience and capability of developing products and bringing them to market; and (iv) the potential for achieving a significant return on investment for Check-Cap’s shareholders over the next two to three years based on multiple inflection points and with little remaining regulatory risk to limit the downside of the investment. In general, the potential target companies were private companies at various stages of development that operate in the medical device, pharma or biotechnology industries, similar to the industry in which Check-Cap had operated, and for which Check-Cap’ Board had the optimal experience for selection and evaluation.

The following chronology sets forth a summary of the material events leading up to the execution of the Business Combination Agreement (“BCA”) with Keystone. In addition, throughout the chronology of developments described below, prior to and in between formal Check-Cap Board meetings, the Chairman of the Check-Cap Board, Mr. Hanley and the other members of the strategic transaction sub-committee, updated all of Check-Cap’s Board members on a frequent basis as to the nature and extent of such developments. During this time, Mr. Hanley and Mr. Yanai also continued to engage from time to time in preliminary discussions with third parties concerning potential transactions, although, ultimately, no such discussions advanced beyond preliminary stages. No alternative transaction was identified that was believed by the Check-Cap Board, based on the criteria identified above, to be as attractive to Check-Cap and its shareholders as the proposed transaction with Keystone.

Evaluation of Check-Cap’s Technology and Action Plan

In May 2022, Check-Cap initiated the first part of the U.S. pivotal study of C-Scan, which focused on device calibration and enhancement of C-Scan algorithms among the average risk U.S. population. In parallel, to support the calibration portion of the U.S. pivotal study, Check-Cap continued enrolling average risk patients in its study in Israel. Throughout the study, until March 2023, Check-Cap enrolled more than 300 average risk patients as part of its Israeli study, but only 17 average risk patients in the first part of its U.S. pivotal study. The slower than expected U.S. site recruitment pace was primarily due to state licensing requirements associated with the X-ray technology with a radioactive source within Check-Cap’s C-Scan capsule. While prior C-Scan trial performance was based on an enriched population (i.e., subjects with known polyps), the later calibration studies’ target was intended to optimize the C-Scan device for the average risk population prior to commencing the powered portion of the U.S. pivotal study, which aimed to demonstrate C-Scan performance in a statistically significant manner for average risk subjects. The initiation of the powered portion of the U.S. pivotal study was dependent upon successful completion of the Israeli calibration study, as well as the calibration portion of the U.S. pivotal study.

In March 2023, Check-Cap announced that its most recent efficacy results from its calibration studies did not meet the goal in order to proceed to the powered portion of the U.S. pivotal study. Though additional data was expected for additional subjects for C-Scan as well as the corresponding colonoscopy, the time to obtain this data was determined to be longer than expected in the original plan. Consequently, the Check-Cap Board requested that management prepare and present to the Check-Cap Board a plan of action intended to evaluate technology viability. In addition, the Check- Cap Board and management determined to review the most currently available data from past and committed subjects, and to consult with several medical experts to determine if updating algorithms or making other modifications to the study parameters could make the technology viable.

On March 13, 2023, the Check-Cap Board held a meeting in which the Chief Executive Officer of Check-Cap, Mr. Ovadia, advised the Board that following the Board’s request that management present an action plan, management had conducted internal discussions and assessments and prepared three proposed recommendations: (i) Plan A – C-Scan performance validation, to provide a possible path to quantitative validation of C-Scan performance; (ii) Plan B — pivots derived from C-Scan technology, to provide several options to expand Check-Cap’s product portfolio based on its existing intellectual property; and (iii) combined plan – an intermediate option combining aspects of both plans. Following discussion, the Board determined that the potential C-Scan technology pivots relating to other gastro-intestinal applications did not have sufficient clinical evidence to suggest that they were worthy of the necessary substantial investment. The product differentiation and patient and physician benefit were not sufficiently supported to determine that such option would be viable. Accordingly, both Plan B and the combined plan were determined to be too high a risk with insufficient data for investment. It was further determined that it would be appropriate to conduct additional analysis on the existing data and conduct a limited number of additional studies and to retrieve the additional colonoscopy data on past subjects to make a determination if such data would allow Check-Cap to achieve a new end point which would be acceptable to the FDA and still be commercially viable and cost effective. Plan A also involved the continuation of the C-Scan algorithm development relating to the post processing of the data with the goal of improving the results in a manner that would make the product viable. Based on the foregoing considerations, the Board determined to pursue Plan A.

On the same day, a call was held between several members of the Check-Cap Board and management and Ms. Janice Hogan of Hogan Lovells, Check-Cap’s regulatory advisor, to obtain feedback from Ms. Hogan on possible endpoints for C-Scan that could be acceptable to the FDA and their implications. During this call, Mr. Ovadia informed Ms. Hogan that following internal evaluation of results from calibration clinical studies to date, Check-Cap had concluded that C-Scan would likely not achieve the efficacy performance that was previously agreed with the FDA. Ms. Hogan discussed several possible options for Check-Cap to approach the FDA, but was uncertain if these approaches would be successful.

In addition to several internal discussions led by Dr. Mary Jo Gorman, on March 14, 2023, the Check-Cap Board held a meeting with Dr. Jeff Kreikemeier, a private U.S. gastroenterologist who was recruited as a consultant to Check-Cap, regarding the changes proposed to the U.S. pivotal study endpoints. Dr. Kreikemeier provided advice and feedback on the latest practices and the impact of detection of certain polyps sizes on the future use of C-Scan, as well as his understanding of the upcoming technology, including blood biopsies and new stool tests.

On March 15, 2023, Check-Cap’s Board held a meeting in which Dr. Aasma Shaukat and Dr. Seth Gross of New York University, Coordinating Principal Investigator (CPI) and Principal Investigator (PI) for the U.S.

pivotal study, respectively, provided their input regarding Check-Cap’s potential plans, as presented to the Board at the meeting held on March 13, 2023. Dr. Shaukat and Dr. Gross commented primarily on the impact of proposed changes to the endpoints for the U.S. pivotal study that were being considered.

On March 21, 2023, Check-Cap announced in an update to its shareholders that following its internal assessment of the clinical data collected from its calibration studies, Check-Cap had determined that the efficacy results did not meet their goal in order to proceed to the powered portion of the U.S. pivotal study. As a result, Check-Cap adopted a plan of action (Plan A) that included conducting additional clinical data analysis and approaching the FDA to make amendments to the U.S. pivotal study protocol that were expected to be part of an IDE supplemental submission to the FDA, and which would be subject to FDA approval. In addition, Check-Cap planned to continue conducting its calibration studies, albeit at a slower pace, to collect additional clinical data and also to implement a cost reduction plan, in order to extend its cash runway. In addition, Check-Cap announced that the initiation of the powered portion of the U.S. pivotal study that was expected in mid-2023 was being postponed. Check-Cap also targeted achieving formal feedback from the FDA to better understand alternative approval options while continuing to enroll subjects both in Israel and the United States, though also at a slower pace. These efforts would continue as additional strategic options for Check-Cap were developed.

Reverse Triangular Merger Transaction

On April 6, 2023, Check-Cap’s Board held a meeting in which it considered three primary strategic options for Check-Cap: (i) continued investment in the development of C-Scan; (ii) liquidation and distribution of Check-Cap’s cash to its shareholders; and (iii) a reverse triangular merger transaction, which was understood to be the most common “reverse merger” structure, and the structure most likely to enable Check-Cap to maintain its Nasdaq listing and to achieve maximum valuation for Check-Cap in a potential business combination transaction. The Board discussed Check-Cap’s strategic options and potential reverse merger scenarios with David Strupp, a managing partner at Ladenburg. Mr. Strupp stated that in recent transactions conducted by Ladenburg, the average value for a public company in a reverse triangular merger was between $12-13 million above the cash value, which premium would not be achievable in a liquidation scenario. Mr. Strupp stated that he expected Ladenburg to receive numerous competitive bids for a reverse triangular merger with Check-Cap. Mr. Strupp noted that the then current market environment was hostile for initial public offerings and that challenges in using a SPAC structure had made the value of a reverse triangular merger higher at that time. Mr. Strupp described the timeline and process for a reverse triangular merger.

On April 11, 2023, Check-Cap’s Board held a meeting to continue the discussion following the presentation by Mr. Strupp of Ladenburg at the meeting of the Board held on April 6, 2023, regarding Check-Cap’s strategic alternatives to create the highest shareholder value, including the possibility of liquidating and returning cash to the shareholders, as well as an analysis of options related to a merger with another company. In addition, the Board discussed the engagement proposal submitted by Ladenburg. Members of the Board expressed their opinion that Ladenburg is a very experienced firm and has a strong reputation in merger transactions, and several Board members stated that they had a positive experience with Ladenburg and particularly with Mr. Strupp. Following discussion, the Check-Cap Board agreed that Check-Cap would research and make contact with other potential advisors, in order to obtain additional perspectives regarding Ladenburg’s proposal as compared to other options.

On April 18, 2023, Check-Cap’s Board held a meeting to discuss and approve the engagement of an investment bank to provide advisory services to Check-Cap in a potential transaction being explored by the Board as an alternative to the C-Scan technology, if such technology was ultimately determined by the Board not to be viable. Mr. Hanley stated that the Board was continuing to explore its options to create the highest shareholder value by understanding potential strategic transactions, including a potential reverse triangular merger with Check-Cap. Mr. Hanley and Mr. Yanai stated that they had approached several investment banks regarding the provision of advisory services to Check-Cap and presented the proposals they received from such investment banks. After reviewing these proposals, and each advisors’ estimated pricing and experience with reverse merger transactions, it was determined that Ladenburg had a higher level of experience with this particular type of transaction, and offered the best value and the highest likelihood for success, to assure the optimal outcome to shareholders. After discussion, the Board approved the engagement of Ladenburg.

On April 24, 2023, the Check-Cap Board held a meeting during which Mr. Ovadia, the CEO, reviewed the latest data from incoming results from previously completed patients. In addition, Mr. Ovadia reported that management was working closely with Ms. Hogan to formally present alternative approaches to the FDA through the FDA’s interactive Sprint methodology (available for companies with Breakthrough Device designation). The Sprint methodology permits qualified companies to ask questions and request feedback from the FDA within a pre-determined response time of 45 days. As part of this process, Check-Cap sought FDA guidance with respect to several alternative approaches with respect to both technology and study design (which would, among other things, allow for the recruitment of additional subjects). Check-Cap also wanted the FDA’s view on the proposed overall sample size of the study, which would have a large impact on timing and cost, as well as feedback on the FDA’s openness to increasing the size of the polyps targeted in the endpoint, which would make it easier for the device to achieve its endpoint with the current design. Check-Cap formally submitted a Sprint request to the FDA in late April 2023 with an expected response in early June. The Check-Cap Board also continued to work in parallel with regulatory experts to determine whether additional data and FDA insight might provide a path forward for investment or at least increase the value of Check-Cap’s assets for monetization if further investment was not determined to be best for Check-Cap’s shareholders.

In parallel to these activities, Check-Cap commenced a bidding process led by its financial advisor, Ladenburg. By early May, Ladenburg had contacted over 150 companies which fit the Check-Cap Board’s criteria for a target company, and by May 16, 2023, Check-Cap had received 42 formal non-binding proposals; these proposals contained, among other things, proposed transaction structures, as well as estimates of each such companies’ valuations, and the percentage ownership that the current Check-Cap shareholders would own in the combined company as a result of the proposed transaction.

On May 18, 2023, the Check-Cap strategic transaction sub-committee held a meeting and discussed the key issues, timing and obligations related to a potential strategic transaction by Check-Cap, including a reverse triangular merger. Mr. Hanley advised the Check-Cap sub-committee that over 40 proposals had been received, and that Check-Cap was working with Ladenburg to review and analyze these proposals.

On May 23, 2023, the subcommittee met to discuss the pros and cons of each of the proposals received. Among other things, the sub-committee considered the commercial potential, market size, regulatory risk, valuation, financial strength, management and board experience to determine which of these companies offered the best fit for a potential transaction with Check-Cap. After extensive discussions, the sub-committee identified six companies with which it determined to enter into further discussions and diligence and directed Ladenburg to arrange for presentations to be obtained from each of these six companies.

On May 30 and May 31, 2023 and June 1, 2023, the Check-Cap strategic transaction sub-committee met with and received presentations from each of these six participants, including Keystone. These presentations were from top management at each of the six companies and included financial forecasts, business and scientific reviews and justification on valuation and reasons for the reverse merger. No negotiations were undertaken with any of these companies during this time period.

On June 1, 2023, the Check-Cap sub-committee held another meeting to review Ladenburg’s analysis of the six reverse triangular merger candidates interviewed by the sub-committee. The members of the Check-Cap sub-committee expressed that all companies have viable products; however, the sub-committee concurred that the most promising candidates were four companies, including Keystone. Among other things, members of the sub-committee noted that these candidates have minimized their FDA regulatory and commercial risk, while maintaining a good cash position and a strong management team.

On June 3, 2023, Check-Cap received formal written feedback from the FDA regarding the proposed alternative approaches submitted by Check-Cap as part of the Sprint process. In its response, the FDA indicated, among other things, concern that increasing the size of the polyp to 10 mm and greater would not reflect the target population for which it is intended. In addition, the FDA stated that “the proposed lower bound sensitivity performance goal of .58 for polyps of at least 6 mm is not sensitive enough to allow C-Scan to be used prior to colonoscopy in patients who are otherwise good candidates for colonoscopy”. Further, the FDA provided feedback that the studies’ positive predictive value and negative predictive value should represent the intended use population and not the age enriched population, which was not a material issue but could impact the marketing of the product. Lastly, the FDA rejected Check-Cap’s proposal to use a 1-sided 95% confidence interval hypothesis test and recommended that the performance goal be compared to the lower limit of the two-sided confidence interval; a 1-sided 95% confidence interval method would have reduced the number of subjects needed in the pivotal study. The FDA feedback validated the Check-Cap board’s view that there would be a high level of risk in achieving the performance goal with the C-Scan system. The feedback also confirmed that regardless of system performance, there would be a significant increase in pivotal study execution timing and cost for the system to achieve FDA approval. The Check- Cap board’s view of the FDA’s feedback was that the current design and algorithm were not performing at a level to achieve the required higher performance and therefore additional capital, time, and research were needed with a high level of risk to achieve the goal. In addition, the higher sensitivity goal would further increase the size and cost of a future proposed pivotal study. On June 5, 2023, Check-Cap’s management held a conference call with the FDA to confirm the FDA’s position.

On June 6, 2023, Check-Cap announced that after further review of additional data and interaction with the FDA on a revised pivotal study protocol, together with the anticipated time and investment necessary to further develop the technology, the Check-Cap Board had determined that it was appropriate to pursue strategic options. In addition, the Check-Cap Board approved a reduction in Check-Cap’s workforce by approximately 90 percent, to reduce its cash burn, after which Check-Cap expected to have eight to nine remaining employees. In light of these developments, Check-Cap discontinued the calibration studies and did not commence the powered portion of its U.S. pivotal study and concentrated its resources on its essential research activities and strategic alternatives.

Subsequently, at the direction of the sub-committee, Ladenburg prepared and delivered non-binding term sheets to each of the four companies, including Keystone, identified at the June 1 sub-committee meeting.

By June 12, 2023, Check-Cap had received a counter-term sheet from each of the four companies, including Keystone. Between June 12 and June 15, 2023 representatives of Check-Cap and such companies, including Keystone, exchanged drafts of non-binding term sheets. While the proposed changes differed from term sheet to term sheet, they primarily focused on relative valuations, net cash requirements and other closing conditions, and the treatment of legacy assets. Check-Cap did not receive any non-binding offers from the four companies after receipt of the draft term sheets, other than the final non-binding term sheet ultimately entered into with Keystone.

During this time, the Check-Cap strategic transaction sub-committee held several diligence meetings with physicians and healthcare contacts to understand the value propositions of the top four companies, including analysis of the regulatory and market adoption risks associated with these companies, each of which were either commercial or pre-commercial medtech companies. The sub-committee also evaluated the experience and track record of the management of the prospective companies.

At a meeting held on June 15, 2023, the Check-Cap strategic transaction sub-committee, with the help of Ladenburg, voted and ranked the remaining four companies based on management quality, commercial opportunity, regulatory risk, financial strength and liabilities, substantiated valuation, financial risks, public readiness related to company structure and accounting practices. Two of the companies presented significant regulatory and commercial risks requiring near-term FDA approval and the uncertainty of a successful commercial launch. Another company indicated some level of execution risk regarding its newly expanded product pipeline into previously failed markets and a potential liability risk requiring a large sum of debt to be paid upon the consummation of a merger. Each of these companies had significant financing risks related to the need to raise a significant amount of capital and provided little visibility on the ability to raise the required capital. During the evaluation process, the sub-committee, assisted by its advisors, had performed due diligence regarding Keystone and had obtained a strong degree of comfort regarding Keystone’s business prospects and valuation. The sub-committee was also satisfied that the valuation ascribed to Check-Cap in the Keystone term sheet (in excess of its net cash) was a good result for Check-Cap’s shareholders. Based on these factors, as well as the high quality of management, experienced and successful board of directors, limited regulatory risk, high quality investment base, commercial momentum and public company readiness, Keystone was unanimously chosen as the preferred strategic partner, and Check-Cap’s advisors were directed to finalize negotiations of a non-binding term sheet with Keystone.

In its initial proposal, submitted on May 18, 2023, Keystone had valued Check-Cap at a $5 million premium to its estimated net cash at closing of the transaction (with net cash estimated to be approximately $25 million), and had valued Keystone at $200 million based on its valuation in its prior rounds of funding, as well as publicly traded comparable multiples, IPO valuations and precedent M&A transactions. In its June 2, 2023 counter-proposal, Check-Cap proposed a $10 million premium to cash (with net cash assumed to be approximately $20 million), as well as additional value to be payable to the Check-Cap shareholders upon the disposition of Check-Cap’s legacy assets, and a Keystone valuation of $180 million. On June 9, Keystone responded to the Check-Cap proposal, which added a minimum cash at closing requirement of $18 million, removed the additional payment to Check-Cap shareholders upon the disposition of legacy assets, and increased the Keystone valuation to $185 million.

The parties exchanged drafts of the term sheet between June 15 and 20. As part of the negotiations leading up to the final term sheet, Keystone agreed to remove the closing condition that Check-Cap have a minimum amount of net cash at closing and agreed to a mechanism pursuant to which Check-Cap shareholders would receive additional consideration upon a disposition of the Check-Cap legacy assets; valuation of such legacy assets was not discussed between the parties during these negotiations. As part of these negotiations, Check-Cap agreed to add closing conditions relating to obtaining certain Israeli tax rulings. Negotiation of the term sheet also addressed, among other things, calculation of the fully-diluted equity of Check-Cap and calculation of Check-Cap’s closing net cash.

At a meeting with the sub-committee on June 20, 2023, Mr. Hanley presented the term sheet provided by Keystone and Check-Cap’s proposed counteroffer. A discussion ensued, following which the sub-committee agreed on the principal terms for a response to the offer and agreed to have Ladenburg send a non-binding and non-signed response. After further discussions with Keystone leadership, on June 21, 2023, Check-Cap and Keystone entered into a non-binding term sheet.

On June 23, 2023, key members of Keystone management, Board and advisors met with their respective counterparties from Check-Cap to kick off the definitive agreement negotiations. This included action plans for due diligence for both parties, disclosures and consideration of tax and structure of the transaction. Thereafter, representatives of Check-Cap and Keystone continued conducting business, tax and legal diligence on each other, including a review of the Keystone intellectual property portfolio.

On July 13, 2023, Greenberg Traurig, LLP (“GT”), Check-Cap’s U.S. counsel, delivered an initial draft of the BCA to Goldfarb Gross Seligman (“GGS”) and Stevens & Lee (“SL”), Keystone’s Israeli and U.S. counsel, respectively. The terms of the initial draft of the BCA generally aligned with the terms of the term sheet entered into with Keystone and also provided that the business combination transaction would be structured as a “double dummy” transaction pursuant to which (a) Israeli Merger Sub would merge with and into Check-Cap, as a result of which Check-Cap would be the surviving company and become a direct, wholly owned subsidiary of New Parent, and (b) U.S. Merger Sub would merge with and into Keystone, as a result of which Keystone would be the surviving company and become a direct, wholly owned subsidiary of New Parent.

On July 21, 2023, representatives of GGS sent representatives of GT and FISCHER (FBC & Co.) (“FBC”), Check-Cap’s Israeli counsel, a revised draft of the BCA. Among other changes, the revised draft of the Business Combination Agreement, reflected the following additional or modified material terms from the initial draft of the Business Combination Agreement that GT sent to GGS on July 13, 2023: (a) the calculation of net cash for purposes of adjusting the equity value attributed to Check-Cap, (b) the parties would commit to obtain certain additional Israeli tax rulings and the obtaining of such tax rulings would be a condition for Closing, (c) modification of the scope of certain representations and warranties made by Check-Cap and Keystone, (d) modification of the timing of Keystone’s obligation to deliver the written consent of its stockholders approving the Business Combination, and inclusion of the ability of Keystone’s board to make a change in recommendation, and (e) Check-Cap would commit to obtain the approval of Israeli courts to distribute a dividend to New Parent at Closing, and the obtaining of such approval would be a condition for Closing.

Thereafter, through the signing of the Business Combination Agreement on August 16, 2023, representatives of Check-Cap and Keystone held multiple calls to discuss the terms of the Business Combination and the provisions of the BCA. GT and GGS, in collaboration with FBC and SL, exchanged multiple updated drafts of the Business Combination Agreement and certain related documents and agreements during this period. Negotiations centered on, among other things, the scope of the representations and warranties, the scope of the definition of “material adverse effect”, interim operating covenants, closing conditions, treatment of transaction expenses, treatment of outstanding securities and the mechanics of payment of consideration in connection with the Mergers given the cross-border implications. Over the same period, the representatives for Check-Cap and Keystone held numerous conference calls and reached agreement on outstanding business issues, including, among others: (i) the ability of Keystone’s Board to make a change in recommendation; (ii) the termination fees payable by each of Check-Cap and Keystone in connection with the potential termination of the Business Combination Agreement; (iii) the scope and components of Check-Cap’s closing net cash at Closing for purposes of adjusting the equity value attributed to Check-Cap; (iv) the terms and conditions under which Check-Cap may undertake a sale of its legacy assets to third parties prior to the Closing, and the distribution of the proceeds of any such sale to Check-Cap’ legacy equity holders; (v) Keystone’s obligation to amend the Keystone 2021 SPA; and (vi) the overall suite of representations, warranties and covenants to be provided by each party under the Business Combination Agreement. The parties worked through each other’s concerns around these issues and achieved a reasonable balance that respected the needs of both Check-Cap and Keystone shareholders. For further information related to the final resolution of items (i) through (vi), please see the section entitled “The Business Combination Agreement.” In addition, as part of these continuing negotiations, and as a result of the continuing due diligence process described above, the parties agreed to make further adjustments to the valuations ascribed to the parties in the transaction, including an increase (to $17.4 million) in the premium ascribed to Check-Cap in excess of its net cash at closing. As a result of these adjustments, the Check-Cap valuation was increased to $39.7 million (assuming net cash of $22.3 million) at closing, and the Keystone valuation was increased to $225 million. These adjustments, which were made in consultation with Ladenburg and were subsequently confirmed in the fairness opinions delivered by Ladenburg and Variance, as described below, resulted in an increased ownership split of 0.1% for the Check-Cap shareholders in the post-closing combined company.

On July 26, 2023, representatives of GGS sent representatives of GT initial drafts of the form of Keystone Lock-Up Agreement and Check-Cap Lock-Up Agreement. On July 27, 2023, representatives of SL sent representatives of GT an initial draft of the form of Registration Rights Agreement. On August 1, 2023, representatives of GT sent representatives of GGS and SL an initial draft of the Keystone Stockholder Support Agreement. Between July 26, 2023 and August 15, 2023, representatives of GT, GGS and SL exchanged multiple drafts of the ancillary agreements generally reflecting updates to the negotiated terms of the BCA, with no material discussions or negotiations between the parties regarding the ancillary agreements. For further information related to these agreements, please see the section entitled “The Business Combination Agreement — Ancillary Agreements.”

During this period, Keystone, Check-Cap and their advisors, including GT, FBC and GGS, continued to conduct due diligence of Check-Cap and Keystone, based on materials made available in the parties’ virtual data rooms and diligence sessions with management and advisors, including due diligence of material contracts, corporate matters, real estate, regulatory matters, and financial, tax and accounting matters. Also during this period, Check-Cap, Keystone and their advisors held weekly calls to discuss the status of the Business Combination, including the Business Combination Agreement and related ancillary agreements, the preparation of the registration statement of which this prospectus forms a part and the due diligence process.

On July 18, 2023, Symetryx Corporation, a self-described family office based in Toronto, Canada, issued a press release in which it announced a non-binding proposal to acquire Check-Cap at a price of $4.35 per share in cash. As stated in the press release, the non-binding proposal was contingent upon a number of conditions, including completion of satisfactory due diligence, obtaining satisfactory financing arrangements, entering into a satisfactory purchase and sale agreement and filing and completion of all regulatory matters. The press release further stated that “Symetryx may require additional conditions to complete [their] non-binding proposal that [they] will determine [their] sole discretion.” Symetryx also stated in its press release that it owned less than 5% of Check-Cap’s shares, but that it believed it was the largest Check-Cap shareholder.

On July 25, 2023, Symetryx issued another press release, in which it announced that it was increasing the cash purchase price per share of Check-Cap in its non-binding proposal from $4.35 per share to $4.60 per share in cash. In this press release, Symetryx reiterated that its non-binding proposal was contingent upon a number of conditions. Other than these press releases, Check-Cap did not receive a written proposal directly from Symetryx.

In response to the Symetryx press releases, Check-Cap requested that Keystone release Check-Cap from the exclusivity provisions in the term sheet between the parties, to enable Check-Cap to respond to unsolicited third-party proposals such as the one made by Symetryx, and on July 27, 2023, Keystone agreed to permit Check-Cap to do so.

On August 1, 2023, Steve Hanley, the board chairman, received an email from the chief executive officer of a private company, which attached a letter in which such company expressed interest in exploring a potential business combination transaction with Check-Cap. The letter, which valued Check-Cap at “more than $30 million,” described a non-binding stock-for-stock transaction subject to several conditions, including a due diligence review and Check-Cap having minimum working capital of $32 million.

On August 2, 2023, David Strupp of Ladenburg had a phone conversation with the chief executive officer of the private company, and thereafter Check-Cap sent to the private company a non-disclosure agreement (which was substantially similar to the non-disclosure agreements utilized in the auction process described above) after the execution of which the parties would be able to exchange non-public information. On this call, the chief executive officer of the private company disclosed that it and/or its affiliates were shareholders in Check-Cap. Further, Symetryx’s website indicates that it is a shareholder in the private company.

On August 8, 2023, following negotiation of a standard engagement letter between Check-Cap’s sub-committee and Variance, the Check-Cap subcommittee engaged Variance to provide an additional independent opinion on the fairness of the Exchange Ratio, from a financial point of view, to the Check-Cap shareholders in connection with the business combination.

On August 9, 2023, Check-Cap received the private company’s proposed revisions to the non-disclosure agreement, which, among other things added an exclusivity provision, and deleted several other provisions, which were present in almost all of the other non-disclosure agreements previously entered into with potential transaction partners.

On August 10, 2023, Mr. Hanley, the Board Chairman, sent an email to Symetryx proposing a conversation. Symetryx did not respond to this email.

On August 10, 2023, Mr. Hanley contacted the chief executive officer of the private company, proposing a non-confidential conversation between Mr. Hanley, Mr. Yanai and the chief executive officer of the private company. The parties spoke later that day and exchanged preliminary non-confidential information about each other.

On August 11, 2023 Mr. Hanley sent to the chief executive officer of the private company an email explaining that additional information, including Check-Cap’s estimated cash at closing, would be provided once a non-disclosure agreement between the parties was in place, and requesting that the private company provide an updated proposal which, given that a stock deal was being proposed, would need to describe the relative ownership ratios between the parties, as well as information regarding the private company. The email attached a process letter prepared by Ladenburg, which was substantially similar to the process letter utilized in the auction process, seeking substantially the same information that had been requested from other potential transaction partners. Mr. Hanley requested that the private company provide its updated proposal, as well as its responses to the process letter, by noon ET on August 15.

Between August 11 and August 14, counsel for the respective parties negotiated the terms of the proposed non-disclosure agreement, which was executed on August 14. Later that day, two phone calls were held between representatives of each of the two companies.

On August 15, Mr. Hanley sent another email to the chief executive officer of the private company, reiterating the need for an updated proposal which would take into account the information provided by Check-Cap, and also include the information previously requested from the private company. No such proposal was received by Check-Cap from the private company.

On August 14, 2023 and August 15, 2023, representatives of Check-Cap, Keystone, GGS, GT and FBC held videoconference calls to discuss material terms in the draft Business Combination Agreement that remained subject to further discussion between Check-Cap and Keystone. On these calls, among other things, the parties discussed: (i) the treatment of Check-Cap’s outstanding warrants, (ii) the termination fees payable by each of Check-Cap and Keystone in connection with a potential termination of the BCA and (iii) the terms and conditions with respect to Check-Cap’s obligation to declare a dividend at Closing.

On August 15, 2023, Check-Cap’s Board met via teleconference, with all but one board members present. Also in attendance were representatives of Ladenburg, Variance, GT and FBC. At the meeting, the Check-Cap board discussed both the Symetryx non-binding offer, and the letter and subsequent dialogue with the private company. Regarding the Symetryx proposal, the board noted that the proposal was non-binding and highly conditional (including an apparent need for financing), and further noted that the revised cash purchase price of $4.60 per share was significantly less than the value ascribed to Check-Cap in the proposed Keystone transaction. Regarding the letter from the private company, the board noted that the approximately $30 million valuation was less than the cash amount held by Check-Cap as reflected in its publicly available information at the time the letter was sent and that in the absence of an updated proposal, the board assumed that the valuation would be further adjusted downward based on Check-Cap’s estimated cash at closing. It was also noted that no information had been provided by the private company to support its valuation, and that the private company operated in an industry that was outside of the medical technology industry with which Check-Cap and its board members had the most familiarity. Lastly, members of the board expressed their concern that further delay could result in the loss of the Keystone opportunity. Taking all of these items into account, the board determined that entering into the transaction with Keystone, which was substantially fully-negotiated at this time, was preferable to waiting for further feedback from either Symetryx or the private company.

At the meeting, a representative of FBC reviewed with the directors their fiduciary duties under Israeli law generally and how those fiduciary duties applied in the context of considering the Business Combination and provided an overview of the proposed board resolutions for approving the Israeli Merger, BCA and the transactions to which Check-Cap is a party. Ladenburg presented to the Board the estimated per share value to Check-Cap’s shareholders in the event of the liquidation of Check-Cap as compared to the per share value to Check-Cap’s shareholders in the Business Combination, which demonstrated an increased value to the shareholders in the Business Combination. Check-Cap’s Board and GT then reported on the contemplated timing of the Business Combination and a representative of GT reviewed the terms of the BCA and the other transaction documents with Check-Cap’s Board. At the meeting, members of Check-Cap’s Board discussed among themselves the key terms of the Business Combination. Representatives of Ladenburg and Variance reviewed with Check-Cap’s Board their respective financial analyses, and rendered their respective oral opinions, which were subsequently confirmed by delivery of their respective written opinions, dated August 15, 2023, to the Board that, as of such date, and based upon and subject to the factors and assumptions set forth in their respective opinions, the Exchange Ratio is fair, from a financial point of view, to the Check-Cap shareholders. For a detailed discussion of Ladenburg’s opinion and Variance’s opinion, see “— Opinion of Check-Cap’s Financial Advisors — Fairness Opinion of Ladenburg” and “— Opinion of Check-Cap’s Financial Advisors — Fairness Opinion of Variance,” respectively. Following discussions, including discussing the advantages and risks of the proposed transaction (which are more fully described below under the caption “— Check-Cap’s Reasons for Approving the Business Combination”), Check-Cap’s Board voted unanimously (with one director absent) to approve and declare advisable the BCA and the ancillary transaction agreements and the transactions contemplated thereby, subject to final negotiations, and the submission of the business combination to the approval of the Check-Cap shareholders.

On August 16, 2023, the BCA and ancillary agreements were executed by the parties thereto.

After the market close on August 16, 2023, Check-Cap and Keystone issued a joint press release announcing the execution of the BCA, and Check-Cap filed with the Commission a Current Report on Form 6-K disclosing the execution of the BCA and related matters. During the morning of August 17, 2023, representatives of Check-Cap and Keystone conducted an investor conference call to announce the Business Combination.

On August 17, 2023, Keystone delivered to Check-Cap a copy of the written consent of Keystone stockholders adopting the BCA and approving the Business Combination, including the U.S. Merger.

Since August 16, 2023, Check-Cap and Keystone, along with their respective counsel and advisors, have worked jointly on the preparation of the registration statement of which this prospectus forms a part.

The parties have continued and expect to continue regular discussions regarding the timing to consummate the Business Combination and necessary preparation in connection therewith.

On September 29, 2023, Symetryx delivered a letter to Check-Cap in which it demanded that Check-Cap convene an extraordinary general meeting of its shareholders, the purpose of which would be to dismiss all five current members of the Check-Cap Board and to appoint in their stead five director nominees as proposed by Symetryx. On the same date, Symetryx filed a Schedule 13D with the Commission, which indicated that Symetryx beneficially owned approximately 5.1% of Check-Cap’s outstanding shares. On October 19, 2023, Check-Cap responded to the Symetryx letter, and advised Symetryx that following review of the Symetryx demand letter and in consultation with its legal advisors, Check-Cap had determined to reject Symetryx’s demands for the convening of an extraordinary general meeting. On October 24, 2023, Symetryx’s Israeli counsel responded to Check-Cap’s October 19th letter, in which it advised Check-Cap that Symetryx intended to facilitate a self-convened meeting under applicable Israeli law, and sought information and cooperation from Check-Cap in order to convene such a meeting. On October 25, 2023, Check-Cap responded to this letter in which it rejected Symetryx’s claims and assertions but offered, without derogating from Check-Cap’s position, and subject to receipt of independent evidence of Symetryx’s ownership of Check-Cap’s ordinary shares, to include Symetryx’s proposal for director elections in the agenda for the extraordinary general meeting to be called to approve the transactions contemplated by the BCA. On October 26, 2023, Symetryx’s Israeli counsel responded to Check-Cap’s October 25th letter in which it rejected Check-Cap’s offer and reiterated its request that Check-Cap provide information and cooperation in order for Symetryx to self-convene such an extraordinary general meeting.

On October 30, 2023, Symetryx filed an Amendment No. 1 to Schedule 13D with the Commission, together with, as an exhibit thereto, a notice to convene an extraordinary general meeting of Check-Cap’s shareholders for December 4, 2023 and 4:00 p.m. (Israel time), the purpose of which is to dismiss all five current members of the Check-Cap Board and to appoint in their stead five director nominees as proposed by Symetryx and to approve the entry into indemnification and exculpation agreements and provide directors’ and officers’ liability insurance coverage to all new director nominees. On October 31, 2023, Symetryx filed with the Haifa District Court (Economic Department) a motion for provisional and temporary relief, to instruct Check-Cap to provide Symetryx with all necessary information to self-convene an extraordinary general meeting of Check-Cap’s shareholders, to cooperate with Symetryx to convene the meeting and to refrain from taking any action outside the ordinary course of business until the results of the self-convened extraordinary meeting have been obtained. Check-Cap has until November 9, 2023, to respond to the motion.

On November 1, 2023, Check-Cap filed a notice to convene an extraordinary general meeting of shareholders on December 4, 2023, at 2:00 p.m. (Israel time), the purpose of which is to consider and approve the Check-Cap Shareholder Transaction Matters and to elect five directors to the Check-Cap Board out of ten director nominees, including the five current members of the Check-Cap Board and the five director nominees as proposed by Symetryx.

On November 6, 2023, Symetryx filed with the Haifa District Court (Economic Department) a claim against Check-Cap and its directors, to instruct Check-Cap to comply with the resolutions that shall be adopted at the extraordinary general meeting convened by Symetryx on December 4, 2023, to declare that the Check-Cap directors breached their fiduciary duties towards Check-Cap and Symetryx, as a shareholder of Check-Cap; and to instruct the defendants, jointly and severally, to indemnify Symetryx for its expenses incurred in connection with convening the extraordinary general meeting, estimated at NIS 793,200 (approximately $191,446).

On October 5, 2023, Check-Cap received a letter from the private company referred to above, responding to the process letter sent to the private company on August 11, 2023. On October 10, 2023, Ladenburg (on behalf of Check-Cap) responded to the private company, advising the private company that in order for the Check-Cap Board to evaluate the viability of the transaction proposed by the private company, and to determine whether such proposal could be deemed to be a “Superior Offer” pursuant to the BCA, Check-Cap required significant additional information, as detailed in the October 10th letter. On October 16, 2023, Ladenburg again contacted the private company, reiterating Check-Cap’s prior request for the additional information described in the October 10th letter. As of the date of this prospectus, no further response, and no additional information, had been received by Check-Cap from the private company.

Recommendation of the Check-Cap Board

At a meeting held on August 15, 2023, the Check-Cap board of directors unanimously (with one director absent) (i) determined that the Israeli Merger and the other transactions to which Check-Cap is a party, are fair to, advisable and in the best interests of Check-Cap and its shareholders, (ii) approved and declared advisable the Check-Cap Shareholder Transaction Matters, (iii) determined that considering the financial position of the merging entities in the Israeli Merger, no reasonable concern exists that, as a result of the Israeli Merger, the Israeli Surviving Company will be unable to fulfill the obligations of Check-Cap to its creditors, and (iv) determined to recommend, upon the terms and subject to the conditions set forth in the Business Combination Agreement, that the Check-Cap shareholders vote to approve the Check-Cap Shareholder Transaction Matters.

Check-Cap’s Reasons for Approving the Business Combination

At its August 15, 2023 meeting, the Check-Cap board of directors unanimously (with one director absent who did not vote, abstain or hold a personal interest in the outcome of vote) determined that the Check-Cap Shareholder Transaction Matters were fair to, and in the best interests of, Check-Cap and its shareholders. Consequently, the Check-Cap board of directors approved the Check-Cap Shareholder Transaction Matters and determined to recommend that the Check-Cap shareholders approve the Check-Cap Shareholder Transaction Matters.

Leading up to such approval, a special committee of independent members of the Check-Cap board of directors and its financial advisor, Ladenburg, undertook a comprehensive and thorough process to review and analyze potential strategic transaction opportunities and merger candidates to identify an opportunity or merger partner that would, in the Check-Cap board’s view, create the most value for the Check-Cap shareholders. In the course of its evaluation of the Business Combination Agreement and Business Combination with Keystone, the special committee held numerous meetings, consulted with Check-Cap’s senior management, Check-Cap’s outside legal counsel and Check-Cap’s financial advisors, and reviewed and assessed a significant amount of information, and considered a number of factors. This information was shared on a regular basis with all members of the Check-Cap board to enable the Check-Cap board to be fully informed to reach its final decisions. The information and factors considered in the evaluation included the following:

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the Check-Cap board’s belief that a “go it alone” scenario was not without significant risk and dilution to the Check-Cap shareholders, taking into account Check-Cap’s business, operational and financial prospects, including the most recent efficacy results from Check-Cap’s calibration studies not meeting the goal in order to proceed to the powered portion of the U.S. pivotal study, the likelihood of success in conducting a pivotal study and obtaining FDA approval, and the need to raise significant additional financing for future clinical and commercial development of Check-Cap;

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the Check-Cap board’s belief, given the risks associated with clinical development and, in particular, that deriving value from C-Scan would require a favorable future decision by the FDA with respect to the design of the powered portion of Check-Cap’s U.S. pivotal study, and based in part on the judgement, advice and analysis of Check-Cap advisors with respect to the potential strategic, financial and operational benefits of the Business Combination (which judgement was informed in part by the business, technical, financial and legal due diligence investigation performed by Check-Cap over several weeks with respect to Keystone), that Keystone’s commercial stage medical technology focused on providing end-to-end solutions for dental practitioners and tooth replacement procedures, along with the experience of its management and other personnel, would create more value for Check-Cap shareholders in the long term than Check-Cap could create as an independent stand-alone company;

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the Check-Cap board’s consideration of the valuation and business prospects of all other strategic transaction candidates involved in a comprehensive and thorough strategic review process that Check-Cap’s board and its financial advisors undertook, and Check-Cap board’s collective view, in consultation with its financial advisors, that Keystone was the most attractive candidate for Check-Cap due to, among other things, Keystone being a commercial stage revenue generating medical device company, backing from a syndicate of reputable investors, experienced management team, and the sizeable potential market opportunity and growth potential for Keystone’s end-to-end solutions for dental practitioners and tooth replacement procedures, thereby providing existing Check-Cap shareholders a significant opportunity to participate in the potential growth of the combined company following the Business Combination;

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Check-Cap board’s belief that, as a result of arm’s length negotiations with Keystone and its representatives, it negotiated the most favorable Exchange Ratio (as defined below) for Check-Cap shareholders that Keystone was willing to agree to, and that the terms of the Business Combination Agreement include the most favorable terms to Check-Cap in the aggregate to which Keystone was willing to agree;

•	the Check-Cap board’s consideration that New Parent will be led by an experienced senior management team from Keystone;

•	the potential for obtaining a superior offer from an alternative party and the risk of losing the proposed transaction with Keystone;

•	the likelihood that the Business Combination would be consummated;

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the Check-Cap board’s consideration of the financial analysis of Ladenburg and the oral opinion of Ladenburg orally delivered to the Check-Cap board on August 15, 2023 (subsequently confirmed in writing on August 15, 2023), to the effect that, as of the date of such opinion, and based upon and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications on the scope of the review undertaken by Ladenburg, as set forth in its draft written opinion, the Exchange Ratio is fair, from a financial point of view, to the Check-Cap shareholders;

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the Check-Cap board’s consideration of the financial analysis of Variance and the opinion of Variance orally delivered to the Check-Cap board on August 15, 2023 (subsequently confirmed in writing on August 15, 2023), to the effect that, as of the date of such opinion, and based upon and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications on the scope of the review undertaken by Variance, as set forth in its draft written opinion, the Exchange Ratio is fair, from a financial point of view, to the Check-Cap shareholders; and

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the fact that the shares of New Parent common stock serving as Business Combination consideration are being registered with the Commission under both the Securities Act and the Exchange Act and that New Parent is applying for listing of such shares on Nasdaq, which, taken together, should provide the vast majority of Check-Cap’s shareholders with a continued opportunity for liquidity.

The Check-Cap board also considered the recent results of operations and financial conditions of Check-Cap, including:

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the lack of sufficient capital to complete the powered portion of the Check-Cap U.S. pivotal study based on a proposed amended study protocol design, as well as the challenge of raising sufficient capital to complete the study under terms that would be more favorable to Check-Cap shareholders than the Business Combination with Keystone; and

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the issues likely to be involved with pursuing a voluntary liquidation and that a voluntary liquidation would likely result in significantly less value to Check-Cap’s shareholders than the proposed transaction with Keystone should Keystone be successful in the commercialization of its tooth replacement solutions.

The Check-Cap board also reviewed the terms of the Business Combination Agreement and associated transactions, including:

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the fact that the Exchange Ratio, which is expected to result in Check-Cap shareholders immediately prior to the Business Combination owning approximately 15% of New Parent immediately following the Business Combination, on a fully-diluted basis (subject to adjustment based on Check-Cap’s net cash at closing), is financially attractive in light of Check-Cap’s stand-alone value, recent stock price and strategic alternatives, and the potential value of Keystone following the Business Combination;

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the rights of, and limitations on, Check-Cap and Keystone under the Business Combination Agreement to consider certain unsolicited acquisition proposals under certain circumstances, should such party receive a “superior offer”;

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the support agreement, pursuant to which certain stockholders of Keystone have agreed, solely in their capacity as stockholders of Keystone, to vote all of their shares of Keystone common stock in favor of the approval of the Business Combination Agreement;

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the Check-Cap board’s belief that the terms of the Business Combination Agreement, including the parties’ representations, warranties and covenants, deal protection provisions and the conditions, are reasonable for a transaction of this nature; and

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Check-Cap’s right to sell assets related to its C-Scan technology, subject to certain limitations, provided that the transaction is entered into prior to the closing of the Business Combination Agreement, and include cash proceeds from the sale of the C-Scan assets (received by Check-Cap at or prior to the Closing Date, or to which Check-Cap is contractually entitled as of the Closing Date to receive within 90 days following the Closing Date) as part of the Check-Cap net cash calculation or to the extent that the closing of the sale of the C-Scan assets shall occur following the Closing Date, such cash proceeds shall be distributed by Keystone to the legacy Check-Cap shareholders.

The Check-Cap board also considered a variety of risks and other countervailing factors related to the Business Combination, including:

•	the possibility that Check-Cap’s shareholders may not approve the Business Combination;

•	the fact that the Exchange Ratio may be adjusted to the extent Check-Cap’s net cash at Closing is lesser or greater than the net cash target;

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the $1.5 million termination fee (plus up to $1.5 million of expenses) payable by Check-Cap to Keystone upon the occurrence of certain events and the potential effect of such termination fee in deterring other potential acquirers from proposing an alternative transaction that may be more advantageous to Check-Cap shareholders;

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the $4.0 million termination fee (plus up to $1.0 million of expenses) payable by Keystone to Check-Cap upon the occurrence of certain events and the likelihood the receipt of the termination fee from Keystone will only offset a portion of expenses incurred by Check-Cap in connection with the Business Combination;

•	the substantial expenses incurred and to be incurred by Check-Cap in connection with the Business Combination;

•	the possible volatility of the trading price of the Check-Cap ordinary shares resulting from the announcement of the Business Combination;

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the risks that the Business Combination might not be consummated in a timely manner or at all and the potential effect of the public announcement of the Business Combination or failure to complete the Business Combination on the reputation of Check-Cap;

•	the strategic direction of New Parent following the Closing of the Business Combination;

•	the likelihood that Check-Cap shareholders may not receive any value for the C-Scan assets;

•	the likelihood of disruptive shareholder litigation following announcement of the Business Combination;

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the fact that the proposed transaction might be taxable to Check-Cap’s Israeli shareholders upon consummation of the Israeli Merger, absent receipt of appropriate tax rulings. The receipt of such rulings is a condition to closing. See the section entitled “Business Combination — Material Israeli Tax Consequences of the Business Combination — Tax Rulings” beginning on page 161 of this prospectus;

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the risk that the Business Combination may not be completed despite the parties’ efforts or that the closing may be unduly delayed and the effects on Check-Cap as a standalone company because of such failure or delay, and that a more limited range of alternative strategic transactions may be available to Check-Cap in such an event and its likely inability to raise additional capital through the public or private sale of equity securities; and

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the various other risks associated with the combined company and the Business Combination, including those described in the sections entitled “Risk Factors” and “Cautionary Statement Concerning Regarding Forward-Looking Statements.”

The foregoing information and factors considered by the Check-Cap board are not intended to be exhaustive but are believed to include all of the material factors considered by the Check-Cap board. In view of the wide variety of factors considered in connection with its evaluation of the Business Combination and the complexity of these matters, the Check-Cap board did not find it useful to attempt, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, individual members of the Check-Cap board may have given different weight to different factors. The Check-Cap board conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, Check-Cap management team, members of the special committee and the legal and financial advisors of Check-Cap, and considered the factors overall to be favorable to, and to support, its determination.

Recommendation of the Keystone Board

At a meeting held on August 15, 2023, the Keystone board of directors unanimously (i) determined that the transactions, including the U.S. Merger, are fair to, advisable and in the best interests of Keystone and its stockholders, (ii) approved and declared advisable the Business Combination Agreement and the transactions, including the U.S. Merger and (iii) determined to recommend, upon the terms and subject to the conditions set forth in the Business Combination Agreement, that the Keystone stockholders vote to adopt the Business Combination Agreement and approve the Business Combination, including the U.S. Merger.

Keystone’s Reasons for Approving the Business Combination

In approving and authorizing the Business Combination Agreement and the Business Combination, the Keystone board of directors considered a number of factors. Although the following discussion sets forth the material factors considered by the Keystone board of directors in reaching its determination, it may not include all of the factors considered by the Keystone board of directors. In light of the number and wide variety of factors considered in connection with its evaluation of the Business Combination Agreement and the Business Combination, the Keystone board of directors did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its determination. The Keystone board of directors viewed its position and determinations as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors.

In reaching its decision, the Keystone board of directors consulted with Keystone’s management with respect to strategic and operational matters and with Keystone’s legal counsel with respect to the Business Combination Agreement and the transactions contemplated thereby.

Among the factors considered by the Keystone board of directors in its decision to approve the Business Combination Agreement were the following:

•

the judgment, advice and analysis of Keystone’s senior management and advisors with respect to the potential benefits of the Business Combination, including Check-Cap’s available cash resources, as well as Check-Cap’s liabilities, based in part on the business, legal and financial due diligence investigations performed with respect to Check-Cap;

•

Check-Cap’s status as a publicly traded company and the fact that following the Business Combination, by issuing its shares to Check-Cap’s former shareholders, Keystone could apply for listing to Nasdaq and would be a publicly traded company with potentially broader and more flexible financing opportunities;

•

historical and current information concerning Keystone’s business, including its financial performance and condition, operations, management and competitive position, current industry and economic conditions, and Keystone’s prospects if it were to remain an independent privately held company, including (i) its need to obtain significant additional financing and the likely terms on which it would be able to obtain such financing and (ii) the cost of product development and the risk of adverse regulatory or clinical outcomes in clinical trials;

•	the status of Keystone’s product candidates;

•

the general economic and market conditions, as they relate to Keystone’s ability to raise additional capital from new investors for the continued growth of Keystone’s business and the potential stock market performance of New Parent as a publicly traded company; and

•	the terms of the Business Combination Agreement, including the Exchange Ratio, as well as the parties’ representations, warranties and covenants and the conditions to their respective obligations.

In reaching its determination to approve the Business Combination Agreement and the Business Combination, the members of the Keystone board of directors identified and considered a number of the potentially beneficial aspects of the Business Combination, including the following:

•

New Parent’s cash and cash equivalents and projected cash burn rate, in particular as they relate to the current plans of Keystone for developing its products and the likelihood that following the Closing New Parent would possess sufficient financial resources to allow the management team to execute on the continued development of Keystone’s products;

•

information concerning Keystone’s business, financial performance (both past and prospective) and its financial condition, results of operation (both past and prospective), business and strategic objectives, as well as the risks of accomplishing those objectives;

•	the fact that the Business Combination will result in Keystone becoming a publicly traded company, which would provide Keystone stockholders with the possibility of liquidity for their shares;

•

the range of options available to New Parent to access public equity markets to fund future capital needs or to complete business development transactions, which would likely be greater than the options available to Keystone as a privately held company;

•	the expected reaction and support of the transaction from the market, research analysts, Keystone stockholders and Check-Cap shareholders; and

•	the terms of the Business Combination Agreement are reasonable, including the parties’ representations, warranties and covenants, and the conditions to the parties’ respective obligations.

The members of the Keystone board of directors also identified and considered the following material uncertainties and risks:

•	the risk that the potential benefits of the Business Combination might not be realized;

•

the reduction in the ability of Keystone’s current stockholders to realize the full long-term value of the successful execution of Keystone’s current strategy, as the former Check-Cap shareholders will acquire a meaningful stake in Keystone, thereby diluting the holdings of Keystone’s current stockholders;

•

the risk of diverting Keystone management’s attention from other strategic priorities to implement post-closing administration efforts relating to managing any unexpected Check-Cap liabilities that may arise;

•	the risk that future sales of New Parent common stock by former Check-Cap shareholders may cause the price of New Parent common stock to fall;

•	the risk that the Business Combination may not be consummated, and that a more limited range of alternative strategic transactions would be available to Keystone in that event; and

•	the substantial expenses to be incurred in connection with the Business Combination and related administrative challenges following the Closing.

The Keystone board of directors weighed the benefits, advantages and opportunities of a potential transaction against the negative factors described above, including the possible diversion of management attention for an extended period of time. The Keystone board of directors realized that there can be no assurance about future results, including results expected or considered in the factors listed above. However, the Keystone board of directors concluded that the potential benefits significantly outweighed the potential risks of completing the Business Combination.

After taking into account these and other factors, including the alternatives of pursuing a private financing or an initial public offering, the Keystone board of directors approved and authorized the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination.

Agreements Related to the Business Combination

Registration Rights Agreement

In connection with the transactions contemplated by the Business Combination Agreement, New Parent will enter into a Registration Rights Agreement with Accelmed, AGP and Melker Nilsson, the CEO of New Parent. A copy of the Registration Rights Agreement is attached as Annex F to this prospectus. The following summary of the Registration Rights Agreement does not purport to be complete and may not contain all of the information about the Registration Rights Agreement that is important to you and you are encouraged to read the Registration Rights Agreement carefully and in its entirety.

Demand Registration Rights

Subject to certain limitations, at any time following the execution of the Registration Rights Agreement, Accelmed and AGP may make up to three (3) demands for New Parent to register under the Securities Act registrable securities by delivering to New Parent a written notice of each such demand, provided that the total offering price reasonably expected under each registration is expected to exceed, in the aggregate, $20,000,000.

Piggyback Registration Rights

Subject to certain limitations, if, at any time following the execution of the Registration Rights Agreement, New Parent proposes for any reason to register shares of New Parent common stock under the Securities Act with respect to an offering of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of its stockholders, it must at each such time give written notice of such proposed filing to the holders of registrable securities as soon as practicable (but not less than ten (10) days before the anticipated filing date) and include in such registration all registrable securities with respect to which New Parent has received written requests for inclusion therein within five (5) business days after receipt of New Parent’s notice.

Expenses

All fees and expenses incidental to New Parent’s performance of or compliance with its obligations under the Registration Rights Agreement (excluding incremental selling expenses such as underwriting marketing costs, commissions, discounts and brokerage fees) will be borne by New Parent.

Indemnification

The Registration Rights Agreement also includes customary cross-indemnification provisions, under which New Parent is obligated to indemnify the holders of registrable securities, their officers, directors, stockholders, partners, members, affiliates and agents, and the holders’ control persons, in the event of material misstatements or omissions in the registration statement attributable to New Parent, and the holders of registrable securities are obligated to indemnify New Parent, its directors, officers, agents and New Parent’s control persons, for material misstatements or omissions attributable to them.

Support Agreement

Concurrently with the execution of the Business Combination Agreement, Accelmed and AGP entered into a Support Agreement with Keystone and Check-Cap. A copy of the Support Agreement is attached as Annex G to this prospectus. The following summary of the Support Agreement does not purport to be complete and may not contain all of the information about the Support Agreement that is important to you and you are encouraged to read the Support Agreement carefully and in its entirety.

The Support Agreement generally provides, among other things, that Accelmed and AGP will vote all of the shares of common stock of Keystone they own in favor of the approval and adoption of the Business Combination Agreement and the transactions thereunder and against any action, agreement or transaction or proposal that would reasonably be expected to result in the failure of the transactions from being consummated, except in connection with the exercise of any of New Parent’s rights under the Business Combination Agreement.

Lock-up Agreements

Concurrently with the execution of the Business Combination Agreement, Accelmed, AGP, Melker Nilsson and certain directors and officers of Check-Cap entered into Lock-Up Agreements with New Parent. A copy of the form of Lock-Up Agreement is attached as Annex H to this prospectus. The following summary of the Lock-Up Agreements does not purport to be complete and may not contain all of the information about the Lock-Up Agreements that is important to you and you are encouraged to read the Lock-Up Agreement carefully and in its entirety.

The Lock-Up Agreements generally provide that each of Accelmed, AGP, Melker Nilsson and the certain directors and officers of Check-Cap agreed to certain restrictions on transfers of any shares of New Parent’s common stock they own for a period of 180 days following the date of the Closing. Each of the securityholders party to the Lock-Up Agreements agreed that without the prior written consent of New Parent such securityholder will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of New Parent common stock or any securities convertible into or exercisable or exchangeable for shares of New Parent common stock, whether then owned or thereafter acquired, or publicly disclose the intention to make such offer, sale, pledge, grant, transfer or disposition (other than as set forth in the Business Combination Agreement or pursuant to the Registration Rights Agreement), (ii) enter into any swap, short sale, hedge or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of New Parent common stock or (iii) make any demand for, or exercise any right with respect to, the registration of any shares of New Parent common stock or any security convertible into or exercisable or exchangeable for shares of New Parent common stock (other than as set forth in the Business Combination Agreement or pursuant to the Registration Rights Agreement).

Consideration to be Received in the Business Combination

Upon consummation of the U.S. Merger, each holder of shares of Keystone common stock will receive, for each share of Keystone common stock, a number of shares of New Parent common stock calculated pursuant to an exchange ratio based on the respective per share valuations of Keystone and Check-Cap, subject to adjustment based on the amount of net cash (as determined pursuant to the Business Combination Agreement) that Check-Cap has as of the close of business on the last business day prior to the anticipated closing date (the “Exchange Ratio”). In addition, each option to purchase shares of Keystone common stock and each warrant to purchase shares of Keystone common stock issued by Keystone will be converted into an option or warrant to purchase shares of New Parent common stock issued by New Parent, as applicable, on substantially similar terms, subject to adjustment in the number of underlying shares and the exercise price in accordance with to the Exchange Ratio (subject to rounding down to the nearest whole number of shares).

Upon consummation of the Israeli Merger, each holder of Check-Cap ordinary shares will receive one share of New Parent common stock for each ordinary share of Check-Cap such stockholder held at the effective time of the Israeli Merger. Each option to purchase Check-Cap ordinary shares (whether vested or unvested) that is outstanding and unexercised immediately prior to the effective time of the Israeli Merger will automatically expire and cease to exist as of immediately prior to the effective time of the Israeli Merger without any assumption or conversion, and no consideration will be delivered in respect thereof. Each Check-Cap Vested RSU that is outstanding immediately prior to the effective time of the Israeli Merger will be canceled and automatically convert into and represent the right to receive from New Parent the same number of shares of New Parent common stock. Each Check-Cap RSU that is outstanding and unvested immediately prior to the effective time of the Israeli Merger will automatically expire and cease to exist as of immediately prior to the effective time of the Israeli Merger without any assumption or conversion, and no consideration will be delivered in respect thereof. Each Check-Cap CLA Warrant that is outstanding and unexercised immediately prior to the effective time of the Israeli Merger will automatically expire with no consideration delivered in respect thereof. Finally, the Check-Cap Registered Direct Warrants and Check-Cap Placement Agent Warrants may be exercised by the holders thereof following the effective time of the Israeli Merger or, for a period of thirty days following the effective time of the Israeli Merger, redeemed at the election of the holders thereof for cash in an amount determined based on the Black-Scholes valuation model pursuant to the terms of such warrants. As the Check-Cap Registered Direct Warrants and Check-Cap Placement Agent Warrants are “out of the money” relative to the per share valuation of Check-Cap, it is expected that they will be redeemed in full and the calculation of net cash (as determined in accordance with the Business Combination Agreement) includes a reduction for the aggregate cost of the expected redemptions of such Check-Cap Registered Direct Warrants and Check-Cap Placement Agent Warrants. If any Check-Cap Registered Direct Warrants and Check-Cap Placement Agent Warrants are not redeemed by the end of such thirty-day period, the warrantholder will have the right to receive, upon exercise of such warrant, that number of shares of New Parent common stock that could have been acquired if such warrant had been exercised for ordinary shares of Check-Cap prior to the effective time of the Israeli Merger, and an allocable portion of any distributions with respect to the sale of Check-Cap’s legacy assets, as further described herein. There can be no assurance that any such sale or distributions will occur.

Opinion of Check-Cap’s Financial Advisors

Fairness Opinion of Ladenburg

As stated above, pursuant to an engagement letter dated April 24, 2023 (the “Ladenburg Engagement Letter”), Check-Cap retained Ladenburg to act as its financial advisor in connection with a proposed business combination with an unaffiliated third party and to render an opinion to the Check-cap board of directors as to the fairness of the Exchange Ratio, from a financial point of view, to the holders of Check-Cap ordinary shares. On August 15, 2023, at the request of the Check-Cap board of directors, Ladenburg rendered its oral Ladenburg Opinion to the Check-Cap board of directors, subsequently confirmed in writing, that as of the date of such Ladenburg Opinion and based upon the various assumptions and limitations set forth therein, and such other factors that Ladenburg deemed relevant, the Exchange Ratio (assumed, at the time, to be 2.6656) was fair, from a financial point of view, to the holders of Check-Cap ordinary shares.

The full text of the Ladenburg Opinion is attached as Annex B to this prospectus and is incorporated by reference. The summary of the Ladenburg Opinion set forth herein is qualified by reference to the full text of the Ladenburg Opinion. Ladenburg provided its opinion for the benefit and use by the Check-Cap board of directors in its consideration of the financial terms of the Business Combination. The Ladenburg Opinion is not a recommendation to the Check-Cap board of directors whether or not to approve the Business Combination or to any holder of Check-Cap ordinary shares or any other person as to how to vote with respect to the proposed Business Combination or to take any other action in connection with the Business Combination or otherwise.

In connection with the Ladenburg Opinion, Ladenburg took into account an assessment of general economic, market and financial conditions as well as its experience in connection with similar transactions and securities valuations generally and, among other things:

•	Reviewed the Business Combination Agreement;

•

Reviewed and analyzed certain publicly available financial and other information for each of Check-Cap and Keystone, respectively, including equity research on comparable companies, and certain other relevant financial and operating data furnished to Ladenburg by the Check-Cap board of directors and Keystone management, respectively;

•	Reviewed and analyzed certain relevant historical financial and operating data concerning Keystone furnished to Ladenburg by the management of Keystone;

•

Discussed with certain members of the Check-Cap board of directors and Keystone management the historical and current business operations, financial condition and prospects of Check-Cap and Keystone, respectively;

•

Reviewed and analyzed certain operating results of Keystone as compared to operating results and the reported price and trading histories of certain publicly traded companies that Ladenburg deemed relevant;

•

Reviewed and analyzed certain financial terms of the Business Combination Agreement as compared to the publicly available financial terms of certain selected business combinations that we deemed relevant;

•	Reviewed and analyzed certain financial terms of completed initial public offerings for certain companies that Ladenburg deemed relevant;

•	Reviewed certain pro forma financial effects of the Israeli Merger;

•

Reviewed and analyzed certain internal financial analyses, including the cash burn model over the next year, projections as to cost and expenses and whether concurrent capital raised would sufficiently cover select programs, reports, preliminary internal market opportunity assumptions and other information concerning Keystone as prepared by Keystone, which were further revised by Check-Cap and utilized as instructed by the Check-Cap board of directors; and

•

Reviewed and analyzed such other information and such other factors, and conducted such other financial studies, analyses and investigations, as Ladenburg deemed relevant for the purposes of rendering the Ladenburg Opinion.

In conducting its review and arriving at its opinion, Ladenburg, with the consent of the Check-Cap board of directors, assumed and relied upon, without independent verification or investigation, the accuracy and completeness of all financial and other information provided to or discussed with Ladenburg by Check-Cap and Keystone, respectively (or their respective employees, representatives or affiliates), or which was publicly available or was otherwise made available to it by Check-Cap or Keystone, respectively. Ladenburg did not undertake any responsibility for the accuracy, completeness or reasonableness of, or independent verification of, such information. Ladenburg relied upon, without independent verification, the assessment of the Check-Cap board of directors and Keystone management as to the viability of, and risks associated with, the current and future products and services of Keystone (including without limitation, the development, testing and marketing of such products and services, the receipt of all necessary governmental and other regulatory approvals for the development, testing and marketing thereof, and the life and enforceability of all relevant patents and other intellectual and other property rights associated with such products and services). In addition, Ladenburg did not conduct, nor did it assume any obligation to conduct, any physical inspection of the properties or facilities of Check-Cap or Keystone. Ladenburg, with the Check-Cap board of directors’ consent, relied upon the assumption that all information provided to it by Check-Cap and Keystone was accurate and complete in all material respects. To the extent that such information included estimates and forecasts of future financial performance prepared by or reviewed with the board of directors of Check-Cap or management of Keystone, as applicable, Ladenburg assumed such estimates and forecasts had been reasonably prepared on bases reflecting the best currently available estimates and judgements of Check Cap board of directors or Keystone management.

In its opinion, Ladenburg expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting the Ladenburg Opinion of which it becomes aware after the date of the Ladenburg Opinion. For purposes of the Ladenburg Opinion, Ladenburg assumed there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of Check-Cap or Keystone since the date of the last financial statements made available to it. Ladenburg did not obtain any independent evaluations, valuations or appraisals of the assets or liabilities of Check-Cap or Keystone, nor was Ladenburg furnished with such materials. In addition, Ladenburg did not evaluate the solvency or fair value of Check-Cap or Keystone under any state or federal laws relating to bankruptcy, insolvency or similar matters. The Ladenburg Opinion does not address any legal, tax or accounting matters related to the Israeli Merger, as to which it assumed that Check-Cap and the Check-Cap board of directors had received such advice from legal, regulatory, tax and accounting advisors as each had determined appropriate. The Ladenburg Opinion addresses only the fairness of the Exchange Ratio, from a financial point of view, to the holders of Check-Cap ordinary shares. Ladenburg expressed no view as to any other aspect or implication of the Israeli Merger or any other agreement or arrangement entered into in connection with the Israeli Merger. The Ladenburg Opinion was necessarily based upon financial, economic and market conditions and other circumstances as they existed and could be evaluated by Ladenburg on the date of the Ladenburg Opinion. Ladenburg cautioned that it should be understood that although subsequent developments may affect the Ladenburg Opinion, Ladenburg does not have any obligation to update, revise or reaffirm the Ladenburg Opinion and Ladenburg expressly disclaimed any responsibility to do so.

Ladenburg did not consider any potential legislative or regulatory changes currently being considered or recently enacted by the United States or any foreign government, or any domestic or foreign regulatory body, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the Securities and Exchange Commission, the Financial Accounting Standards Board, or any similar foreign regulatory body or board. For purposes of rendering the Ladenburg Opinion, Ladenburg assumed in all respects material to its analysis, that the final form of the Business Combination Agreement will not differ from the draft that Ladenburg has reviewed, that the representations and warranties of each party contained in the Business Combination Agreement were true and correct, that each party would perform all of the standards of the covenants and agreements required to be performed by it under the Business Combination Agreement and that all conditions to the consummation of the Israeli Merger would be satisfied without waiver or amendment of any term or condition thereof. Ladenburg also assumed that all governmental, regulatory and other consents and approvals contemplated by the Business Combination Agreement or otherwise required for the transactions contemplated thereby would be obtained and that in the course of obtaining any of those consents no restrictions would be imposed or waivers made that would have an adverse effect on Check-Cap, Keystone or the contemplated benefits of the Israeli Merger and the other transactions contemplated under the Business Combination Agreement. Ladenburg assumed that the Israeli Merger would be consummated in a manner that complied with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations.

The Ladenburg Opinion was intended for the benefit and use of the Check-Cap board of directors in its consideration of the financial terms of the Israeli Merger and, except as set forth in the Ladenburg Engagement Letter, could not be used for any other purpose or reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose without Ladenburg’s prior written consent, except that Ladenburg agreed that the Ladenburg Opinion could be included in its entirety in any filing related to the Israeli Merger to be filed with the Securities and Exchange Commission and the proxy statement to be mailed to the holders of Check-Cap ordinary shares.

The Ladenburg Opinion does not constitute a recommendation to the Check-Cap board of directors of whether or not to approve the Business Combination Agreement, including the Israeli Merger or to any holder of Check-Cap ordinary shares or any other person as to how to vote with respect to the Israeli Merger or to take any other action in connection with the Israeli Merger or otherwise. The Ladenburg Opinion does not address Check-Cap’s underlying business decision to proceed with the Israeli Merger or the relative merits of the Israeli Merger compared to other alternatives available to Check-Cap. Ladenburg expressed no opinion as to the prices or ranges of prices at which shares or the securities of any person, including Check-Cap, will trade at any time, including following the announcement or consummation of the Israeli Merger ,or as to the potential effects of volatility in the credit, financial, and stock markets on Check-Cap, Keystone or the transactions contemplated by the Business Combination Agreement. Ladenburg was not requested to opine as to, and the Ladenburg Opinion does not in any manner address, the fairness in amount or nature of compensation to any of the officers, directors or employees of any party to the Israeli Merger, or any class of such persons, relative to the compensation to be received by the holders of Check-Cap ordinary shares in connection with the Israeli Merger pursuant to the Business Combination Agreement. The Ladenburg Opinion was reviewed and approved by Ladenburg’s fairness opinion committee.

Principal Financial Analyses

The following is a summary of the principal financial analyses performed by Ladenburg to arrive at the Ladenburg Opinion. Some of the summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses. Ladenburg performed certain procedures, including each of the financial analyses described below and reviewed with the Check-Cap board of directors the assumptions on which such analyses were based and other factors, including the historical and projected financial results of Check-Cap and Keystone.

Transaction Overview as of the Date of the Ladenburg Opinion

Based upon the estimated Exchange Ratio of 2.6656 at the time of the signing of the Business Combination Agreement, Ladenburg estimated that at the closing of the Israeli Merger and the other transactions contemplated under the Business Combination Agreement: (a) Keystone equity (common stock, options and warrants) holders as of immediately prior to the Israeli Merger would own approximately 85.0% of the fully-diluted shares of New Parent common stock at the closing of the Israeli Merger, and (b) the existing Check-Cap equity holders as of immediately prior to the Israeli Merger (excluding for this purpose certain out-of-the-money Check-Cap options) would own approximately 15.0% of the fully-diluted shares of New Parent common stock at the closing of the Israeli Merger.

Implied New Parent Valuation

Ladenburg derived an implied valuation for the combined company by adding the $225 million Keystone equity value (as negotiated in the transaction) to the $39.7 million Check-Cap valuation (as negotiated in the transaction) for a combined New Parent equity value of $264.7 million.

Comparable Company Multiple Analysis

Based on its experience and professional judgment and using financial screening sources and databases to find companies that share similar business characteristics to Keystone within the MedTech industry, Ladenburg selected financial data of 12 publicly traded companies (referred to as the “Selected Publicly Traded Companies”). Each of the Selected Publicly Traded Companies is a revenue-generating company in the Dental and MedTech space developing similar implants and biomaterials that have a comparable growth and profitability profile to Keystone. Although the companies referred to below were used for comparison purposes, none of those companies were directly comparable to Keystone. In its evaluation, Ladenburg did not exercise any judgment or exclusionary practices to add or remove relevant companies that fit within such parameters. Accordingly, an analysis of the results of such a comparison was not purely mathematical but instead involved considerations and judgments concerning differences in historical and projected financial and operating characteristics of the selected companies below. The total enterprise values are based on closing stock prices on August 14, 2023. The Selected Publicly Traded Companies were:

Company Name	Enterprise Value ($M)	2024E Revenue ($M)	2025E Revenue ($M)	EV / 2024E Revenue	EV / 2025E Revenue
Align Technology, Inc.	$26,689	$4,438	$4,944	6.0x	5.4x
AxoGen, Inc.	300	175	198	1.7x	1.5x
DENTSPLY SIRONA Inc.	10,082	4141	4288	2.4x	2.4x
Envista Holdings Corporation	6,333	2794	2945	2.3x	2.2x
OrthoPediatrics Corp.	815	178	211	4.6x	3.9x
Paragon 28, Inc.	1,237	260	310	4.8x	4.0x
Pulmonx Corporation	310	77	92	4.0x	3.4x
SI-BONE, Inc.	726	158	188	4.6x	3.9x
Silk Road Medical, Inc	670	224	264	3.0x	2.5x
Straumann Holding AG	25,434	3,121	3,475	8.1x	7.3x
Treace Medical Concepts, Inc.	993	243	293	4.1x	3.4x
ZimVie Inc.	799	554	854	1.4x	0.9x

Ladenburg reviewed the enterprise value of each of the Selected Publicly Traded Companies as compared to forecasted 2024 and 2025 revenue estimates, as provided via consensus estimates using Ladenburg’s financial screening sources and databases (CapitalIQ and Bloomberg). Ladenburg divided both the 2024 and 2025 estimated revenue by the enterprise value of each company resulting in an Enterprise Value / Revenue multiple range of 0.9x to 8.1x. Ladenburg then utilized the 25th and 75th percentile of Enterprise Value / Revenue multiples to exclude potential outliers and provide a more representable sample of revenue multiples in its analysis. Using the 25th percentile and the 75th percentile of the Enterprise Value / Revenue multiples, Ladenburg then calculated a range of implied total equity values for the combined company by multiplying the projected Keystone revenue (as provided by management) in each year by the respective multiple for 2024 and 2025 and then adjusting for the combined company debt ($40.0 million) and the combined company cash ($30.3 million). This results in a 2024 equity value range of $179.1 million to $376.0 million and a 2025 equity value range of $208.4 million to $382.9 million compared to the implied combined company valuation of $264.7 million.

Comparable M&A Transaction Multiple Analysis

Ladenburg reviewed the financial terms, to the extent the information was publicly available, of the 9 most recent merger transactions of companies that share similar business characteristics to Keystone within the MedTech industry (referred to as the “Selected Precedent M&A Transactions”). Although the Selected Precedent M&A Transactions were used for comparison purposes, none of the target companies were directly comparable to Keystone. In its evaluation, Ladenburg did not exercise any judgment or exclusionary practices to add or remove relevant companies that fit within such parameters. Accordingly, an analysis of the results of such a comparison was not purely mathematical, but instead involved considerations and judgments concerning differences in historical and projected financial and operating characteristics of the companies involved and other factors that could affect the merger value of such companies and Keystone to which they were being compared. Ladenburg reviewed the total enterprise values of the target companies (including downstream milestone payments). These transactions, including the date each was closed, were as follows:

Selected Precedent M&A Transactions

Closed Date	Target	Acquirer	Implied Enterprise Value ($mm)	EV / Revenue Multiple
Pending	S.I.N. Implant System	Henry Schein	$300.0	4.9x
4/11/2023	Osstem Implant	MBK Partners / Unison	2,296.8	2.7x
7/14/2021	Elos Medtech	TA Associates	222.9	2.9x
4/1/2020	ExoCad	Align Technology	430.0	6.8x
3/27/2018	DIO Corporation	Dio Holdings	758.5	8.5x
2/21/2018	Zest Dental Solutions	BC Partners	593.0	6.2x
9/20/2016	MIS Implants	Dentsply Israel	375.0	4.7x
2/29/2016	Sirona Dental	Dentsply	5,826.5	5.1x
12/11/2014	Nobel Biocare	Danaher	2,040.2	2.8x

Ladenburg reviewed the enterprise value of each of the Selected Precedent M&A Transactions as compared to the last-twelve-month (LTM) revenue for each target as of the date of acquisition provided via Ladenburg’s financial screening sources and databases (CapitalIQ and Bloomberg). Ladenburg divided the LTM revenue by the enterprise value of each company at the time of acquisition resulting in an enterprise value/revenue multiple range of 2.7x to 8.5x. Ladenburg then utilized the 25th and 75th percentile of enterprise value/revenue multiples to exclude potential outliers and provide a more representable sample of revenue multiples in its analysis. Using the 25th percentile and the 75th percentile of the enterprise value/revenue multiples, Ladenburg then calculated a range of implied total equity values for the combined company by multiplying the projected Keystone revenue (as provided by management) in each year by a range of multiples and then discounting the implied enterprise value to account for the difference in time periods. Ladenburg then adjusted for the combined company debt ($40.0 million) and the combined company cash ($30.3 million). This results in a 2024 equity value range of $202.8 million to $441.9 million and a 2025 equity value range of $218.2 million to $474.6 million compared to the implied combined company valuation of $264.7 million.

Discounted Cash Flow Analysis

Ladenburg estimated a range of total enterprise values for Keystone based upon the present value of Keystone’s estimated after-tax unlevered free cash flows, which are set forth in the section titled “The Business Combination — Check-Cap’s Reasons for Approving the Business Combination” beginning on page 120 of this prospectus. Ladenburg reviewed and analyzed the revenue and expense projections for Keystone as prepared by the board of directors of Check-Cap.

The Check-Cap board considered certain assumptions that supported the market opportunity for Keystone’s Implants & Bio and Nexus programs. The revenue forecasts that were provided by Keystone, were modeled based on NORAM and the rest of world (RoW) sales, in the following manner: Keystone broke down its products into two segments: Implants and Biomaterials; and Nexus products. For NORAM, where Keystone currently has 46 direct sales representatives, Keystone took the average revenues per sales representative and multiplied by the number of representatives it plans to have in each of the next ten years, as follows:

Year:	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033
Number:	46	47	56	62	75	89	105	124	144	161	183

The increase in the expected direct sales representatives directly correlates to Keystone’s expected revenue growth in North America, as the more direct sales representatives it has the more dental clinicians it can reach and, in turn, generate increased revenues. Keystone anticipates low double-digit growth in its Implant and Bio product lines, as those represent mature product lines, with the remaining growth expected to come from future innovation and increased focus on Keystone’s Nexus business to achieve the planned revenues. Potential limitations specific to basing revenue on this assumption include Keystone’s ability to attract, hire, and retain qualified talent based on the available candidate pool. Based on the maturity of its Implant and Bio product lines, as well as the maturity of the North American implant market, the Check-Cap board believes that projections based on historical average revenues per direct sales representative are helpful in analyzing Keystone’s business model. The expected average revenue per representative is expected to decline in Keystone’s Implants & Bio product lines since those are mature business models, while the expected average revenue per representative is expected to increase in Keystone’s Nexus product line, resulting in an expected overall increase per representative over the period of the plan. The limitations on assuming a historical average revenue direct sales representative include an assumption that Keystone’s customer base will continue to increase, competition in respect of the various product offerings and pricing pressures from competitors, and that past performance is not a guarantee of future results.

In ROW, where Keystone sells via distributors, Keystone took the average revenues per distributor and multiplied by the number of distributors it plans to have in each of the next ten years. In Israel and Australia, where Keystone sells directly (where revenues are much less material than in NORAM), Keystone used less objective assumptions regarding the expansion of sales. Revenues from sales in Israel are not material (representing less than 5.0% of Keystone’s overall revenues) and are expected to decline over the period of the plan, and the plan does not assume any revenue in Israel from sales of Nexus (although Keystone has obtained regulatory approval there). In respect of expected revenues from sales in Australia, the plan assumes low double-digit growth in the Nexus product line and higher growth rates with the introduction of Keystone’s implant products into the market during the fourth quarter of 2023, with approximate revenues projected to be as follows (AUS$, in millions):

Year:	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033
Revenue:	$9.2	$13.3	$17.7	$21.8	$24.8	$27.8	$31.1	$35.2	$39.7	$44.7	$50.6

In determining the potential market for the Keystone portfolio and projecting revenues, Keystone considered that it is a relatively small company compared to its competitors in Israel and Australia (in North America,

Keystone estimates that its sales represent 3-4% of the market), and estimated that its penetration into the Israeli and Australian markets is relatively low, and that Keystone does not have any specific market potential reports for Israel and Australia as standalone countries. Based on its historical success in introducing new projects and gaining commercial acceptance, Keystone assumes that with its Implant and Bio product lines, Nexus products and customer-centric approach, Keystone will be able to grow sales and revenues in these regions. The yearly revenue assumptions were derived based on information provided by Keystone (which was reviewed and analyzed by Check-Cap), which included the potential market for the Keystone portfolio (the $11.3 billion tooth replacement market, which market opportunity includes Osteon’s full arch solution), and an analysis of the competitive landscape, which relied on Keystone’s analysis as described below under “Keystone Business — Competition”, and which took into account several key competitive factors, but which are dependent on Keystone’s continued ability to introduce innovative products and to grow its sales channels, in the United States and internationally. The yearly revenue assumptions provided by Keystone were reviewed and analyzed by Check-Cap (including discussions with Keystone personnel) through Check-Cap’s own due diligence, which was performed on the Israeli operations of Keystone, as well as through part of the legal and financial due diligence performed by Check-Cap’s advisors. Please see the section entitled “The Business Combination — Check-Cap’s Reasons for Approving the Business Combination” beginning on page 120 of this prospectus for additional information on the revenue of the Keystone portfolio. The Check-Cap board of directors assumed a 28.0% corporate tax rate when calculating unlevered free cash flow.

In performing its discounted cash flow analysis, Ladenburg utilized discount rates ranging from 11.0% to 15.0%, which were selected based on the capital asset pricing model and the estimated weighted average cost of capital of the Selected Publicly Traded Companies, which was approximately 13.0%. Ladenburg then calculated a range of terminal values for Keystone by discounting the 2033 revenue of $365.9 million back to present values, resulting in a range of terminal values from $413.2 million to $599.3 million. Using a range of discount rates of 11.0% to 15.0%, Ladenburg then calculated a range of implied total equity values for Keystone after adjusting for the combined company debt ($40.0 million) and the combined company cash ($30.3 million) of $451.5 million to $655.2 million compared to the implied combined company valuation of $264.7 million.

The following table represents a summary of the Check-Cap prepared Keystone financial projections that were made available to Ladenburg and the Check-Cap board of directors.

Ladenburg has been advised that neither Check-Cap nor Keystone, as a matter of course, publicly discloses forecasts, internal projections as to future performance, revenues, earnings or other results of operations due to the inherent unpredictability and subjectivity of underlying assumptions and projections.

The financial projections set forth in the table of full year Keystone financial projections through 2033 below reflect numerous assumptions, including potential revenue opportunities, market acceptance of Keystone’s products, the timing of regulatory approval in certain markets, the ability to scale the production and distribution of Keystone’s products and services, general business, economic, market, regulatory and financial conditions and various other factors, all of which are difficult to predict and many of which are beyond the control of New Parent’s senior management. Keystone assumes that it will maintain the regulatory approvals it has already received and will obtain those approvals the applications for which are currently in process. Keystone currently holds approximately 20 FDA approvals, and it is not reliant on any one regulatory approval it currently holds for the continued success of its business. Failure to maintain any of its current regulatory approvals or obtain such new regulatory approvals may have an impact on Keystone’s projections, but it is impossible to determine at this time if the failure to maintain or obtain approvals may occur, or the impact any such failure or failures would have on the plan. As a manufacturing company, Keystone’s capital investment is correlated with the growth in Keystone’s revenue. With the projected increase in revenue, Keystone will be required to invest in equipment, machinery, tools, and potential expansion and renovation to its facilities in Israel, Irvine, and Melbourne in order to scale the production and distribution of its products. Additional factors that impact Keystone’s capital investment decisions include technological advancements, regulatory requirements and need to maintain and upgrade its production capabilities to remain efficient and competitive in the global market.

In respect of Keystone’s ability to scale the production and distribution of its products, the financial projections include assumed capital expenditures (including fit-out for new space and equipment to meet the expected increased demand in each location) for Keystone’s Israel, Irvine and Australia facilities to be expended over the course of the plan.

Check-Cap believes its projections are reasonable as they are based on Keystone’s historical financial data and detailed inputs from the management of Keystone. The following assumptions were made to create the original Keystone projections and further specify the changes that the Check-Cap board made to the projections provided by Keystone:

•	The forecast addresses Keystone’s commercial products, including its broad implant portfolio and biomaterials, as well as the revenue generated from Nexus iOS;

•	Keystone modeled the revenue forecasts based on NORAM and the rest of the world (RoW) sales, which forecasts were accepted by the Check-Cap board;

•	The Check-Cap board agreed with Keystone’s assumption that the revenue will continue growing relatively fast until 2033;

•

The Check-Cap board confirmed that revenues should grow at a rapid pace in the first 6-7 years, averaging a 19.0% growth rate between the years of 2023 through 2027, on the basis that comparable companies generally achieve their highest market share during this period, while decreasing to average approximately 17% year over year from 2028 to 2033;

•

Check-Cap modified the Keystone revenue model from assuming fixed prices beginning in 2028 to assume erosion in selling prices over time, due to entry of competitors and new competing technologies, resulting in an anticipated decrease by an average of 4.1% year after year until 2033;

•

Check-Cap increased research and development expenses by 1.0% to 2.0% between the years of 2028 and 2033 to support the increase in revenues and the probability of future competition. The increase was based on the Check-Cap board’s experience in other companies in the medical field, where the rate of spending on R&D is higher than what was contemplated by the Keystone model;

•

COGS is based on a percentage of net sales dependent on either Implants & Biomaterials or Nexus that continuously increases throughout 2033. Specifically, COGS is separated between the Implant & Bio businesses and the Nexus business. In respect of the Implant & Bio businesses, COGS as a percentage of net sales (defined as revenue, for these purposes) decreases by approximately 0.5% per year under the assumptions of a price increase, increased buying power, and efficiencies in Keystone’s manufacturing process. In respect of the Nexus business, COGS as a percentage of net sales decreases significantly through the first half of the period of our plan as Keystone is expected to leverage its production capacity. During the second half of the period of the plan, Keystone expects modest year-over-year decreases in COGS for the same reasons as those described above for the Implant & Bio businesses. These assumptions are subject to the risks of freight and supply chain challenges, any substantial increase in the cost of materials, and that Keystone may be unable to implement efficiencies in its manufacturing processes; and

•

Sales and marketing costs are calculated as a percentage of total revenue that continues to slightly decline throughout the forecasted period. In that regard, the percentage of revenues was not used to calculate the sales and marketing costs. Such costs increase as the number of direct sales representatives increase to drive the revenue over the period of the plan, and even though the calculated percentage of revenue decreases in absolute value, Keystone increases its sales and marketing costs in support of incremental headcount and marketing activities. The assumptions underlying such expected costs are subject to the risks of Keystone’s ability to attract, hire and retain qualified talent based on the available candidate pool and the launch of effective marketing campaigns.

	($ in millions)
Years	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033
Revenue	$70.7	$81.8	$99.1	$119.7	$144.3	$166.5	$196.0	$229.5	$269.9	$316.2	$365.9
COGS and R&D(1)	$36.0	$39.7	$48.1	$57.4	$69.0	$80.1	$94.4	$112.4	$132.0	$153.9	$177.4
Other Expenses(2)	$41.0	$42.1	$48.2	$54.9	$62.7	$70.6	$80.3	$90.9	$102.8	$112.7	$122.9
EBITDA(3)	($6.3)	($0.0)	$2.8	$7.4	$12.6	$15.9	$21.3	$26.3	$35.0	$49.6	$65.5
(Taxes)	—	—	$0.8	$2.1	$3.5	$4.4	$6.0	$7.4	$9.8	$13.9	$18.4
Depreciation & Amortization	$1.1	$1.4	$1.9	$2.3	$2.5	$2.6	$2.7	$2.8	$2.6	$2.1	$1.8
(Investments in Capex)	$1.2	$3.7	$4.8	$2.0	$1.8	$1.7	$1.3	$2.0	$1.5	$1.3	$2.8
Unlevered Free Cash Flow(4)	($6.4)	($2.3)	($0.8)	$5.7	$9.8	$12.3	$16.8	$19.7	$26.3	$36.5	$46.2

(1)

Projected R&D amounts, which are currently equal to approximately 6% of revenues, are expected to increase during the period to 10% of projected revenues (based on management’s belief that this increase is necessary to maintain Keystone’s competitive advantage) and are assumed to average 8% of projected revenues over the course of the plan. Such amounts are subject to, among other things, revenue and gross profit growth, as well as the limitations in attracting, hiring and retaining members of our R&D department.

(2)

Other Expenses include sales and marketing expenses, general and administrative expenses, and regulatory and quality assurance expenses. Sales and marketing costs are primarily driven by increased sales staff in North America, Israel and Australia, and incremental marketing spending to support growth. General and administrative costs include incremental staff and fees related to being a publicly-traded company, as well as the increase in staff over the course of the plan to support the growth of Keystone’s business. Regulatory and quality assurance costs are expected to remain stable over the course of the plan, as Keystone expects such items to remain stable. In the event that additional regulatory requirements become applicable, Keystone may need to increase (temporarily or permanently) its headcount to handle such requirements.

(3)

EBITDA is a non-GAAP financial measure defined as the earnings before interest, taxes, depreciation, and amortization. EBITDA is used as an alternate measure of cash profit generated by the company’s operations. The term EBITDA was used to assess the corporate profitability net of expenses and to evaluate a company’s operating performance. EBITDA is a variation of operating income that excludes non-cash expenses, which is the most directly comparable measure calculated in accordance with GAAP. This measure should not be considered as an alternative to operating income or other measures derived in accordance with GAAP. Each of Keystone, Check-Cap and New Parent believes the use of EBITDA provides an additional tool for investors and potential investors to use in evaluating its ongoing liquidity results and trends, but caution that EBITDA should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP.

(4)

Unlevered free cash flow is a non-GAAP financial measure defined as net operating profit after tax (NOPAT), less capital expenditures, plus depreciation and amortization, and less change in net working capital. Unlevered Free Cash Flow is a non-GAAP financial measure as it excludes amounts included in cash flow from operations, the most directly comparable measure calculated in accordance with GAAP. This measure should not be considered as an alternative to cash flow from operations or other measures derived in accordance with GAAP. The term Unlevered Free Cash Flow is used in financial modeling to determine the enterprise value of a firm and conduct a discounted cash flow analysis to evaluate comparable companies in a similar manner. In the model above, Keystone’s Unlevered Free Cash Flow is calculated by taking NOPAT and subtracting out taxes, adding back Keystone’s depreciation and amortization costs and subtracting out its investments in capital expenditures. Keystone’s projected operating profit is based on expected revenue growth, margin expansion and operational efficiencies that could be limited by unforeseen market changes or operational challenges that could materially impact actual operating income. Ladenburg assumed a consistent effective tax rate for the forecasted period however, changes in tax laws, regulations or unanticipated tax obligations could lead to variations in actual tax expenses. The model assumes a consistent depreciation and amortization schedule based on the current assets but could be materially altered if there are any large acquisitions of depreciable assets or changes in depreciation methods in the future. Capital expenditures are based on planned investments or other expected maintenance requirements but is limited by any unexpected investments in the future. Additional limitations to Unlevered Free Cash Flow may include but are not limited to, unpredictable macroeconomic conditions, evolution of the competitive landscape and changes in industry regulations or standards. Each of Keystone, Check-Cap and New Parent believes the use of Unlevered Free Cash Flow provides an additional tool for investors and potential investors to use in evaluating its ongoing liquidity results and trends, but caution that unlevered free cash flow should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP.

Keystone’s sales forecasts hinge on assumptions primarily based on the innovative “Nexus” product and Keystone’s Implants and Biomaterials revenue streams. While current revenues from “Nexus” are minimal, anticipated growth is significant going out past 2-3 years. Keystone’s projections foresee a large ramp up in sales for “Nexus” for the next few years followed by moderation of the growth rate from 2028 onward. Meanwhile, Keystone foresees a continuous 14% growth rate for the Implants and Biomaterials segment starting in 2027. These projections consider gradual market penetration, consumer adoption patterns in the dental care market and continual product enhancements due to ongoing research and development. In addition, several of the markets in which Keystone operates or intends to operate are mature markets, which makes projections extended to 10 years, while still uncertain, somewhat more predictable. Accordingly, Ladenburg believes that extending the projections to 10 years provides a more accurate depiction of Keystone’s future trajectory and the factors influencing Keystone’s Unlevered Free Cash Flow.

The summary set forth above does not purport to be a complete description of all the analyses performed by Ladenburg. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to particular circumstances. Therefore, such an opinion is not readily susceptible to partial analysis or summary description. Ladenburg did not attribute any particular weight to any analysis or factor considered by it but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, notwithstanding the separate factors summarized above, Ladenburg believed, and advised the Check-Cap board of directors, that its analyses must be considered as a whole. Selecting portions of its analyses and the factors considered by it without considering all analyses and factors could create an incomplete view of the process underlying the Ladenburg Opinion. In performing its analyses, Ladenburg made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of Check-Cap and Keystone. These analyses performed by Ladenburg are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses or securities may actually be sold. Accordingly, such analyses and estimates are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors. None of Check-Cap, Keystone, Ladenburg or any other person assumes responsibility if future results are materially different from those projected. The analyses supplied by Ladenburg and the Ladenburg Opinion were among several factors taken into consideration by the Check-Cap board of directors in making its decision to enter into the Business Combination Agreement and should not be considered as determinative of such a decision.

Ladenburg was selected by the Check-Cap board of directors to render an opinion to the Check-Cap board of directors because Ladenburg is a nationally recognized investment banking firm and because, as part of its investment banking business, Ladenburg is regularly engaged in the valuation of businesses and their securities in connection with mergers, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of its business, Ladenburg or certain of its affiliates, as well as investment funds in which it or its affiliates may have financial interests, may acquire, hold or sell long or short positions, or trade or otherwise effect transactions, in debt, equity, and other securities and financial instruments (including bank loans and other obligations) of, or investments in, Check-Cap, Keystone or any other party that may be involved in the Israeli Merger and/or their respective affiliates. Consistent with applicable legal and regulatory requirements, Ladenburg has adopted policies and procedures to establish and maintain the independence of its research department and personnel. As a result, Ladenburg’s research analyst may hold views, make statements or investment recommendations and/or public research reports with respect to Check-Cap and the proposed Israeli Merger that may differ from the views of its investment banking personnel.

Ladenburg is acting as Check-Cap’s financial advisor in connection with the Israeli Merger and received an upfront fee of $150,000, which is not contingent on the consummation of the Israeli Merger or creditable against any other fees to be received by Ladenburg. Ladenburg will receive an additional fee for its services pursuant to the terms of the Ladenburg Engagement Letter, which is contingent upon the consummation of the Israeli Merger. Ladenburg has received a separate fee for rendering the Ladenburg Opinion, which was not contingent on the consummation of the Israeli Merger. In addition, Check-Cap has agreed to reimburse Ladenburg for its expenses and indemnify it for certain liabilities that may arise out of its engagement. In the two years preceding the date of the Ladenburg Opinion, Ladenburg had not had a relationship with Check-Cap and had not received any fees from Check-Cap, except as described above. In the two years preceding the date of the Ladenburg Opinion, Ladenburg had not had a relationship with Keystone or any of its affiliates and had not received any fees from Keystone or any of its affiliates. Ladenburg and its affiliates may in the future seek to provide investment banking or financial advisory services to Check-Cap and Keystone and/or their respective affiliates and expect to receive fees for the rendering of these services.

Fairness Opinion of Variance

As stated above, pursuant to an engagement letter dated August 2, 2023 (the “Variance Engagement Letter”), Check-Cap requested Variance to act as its financial advisor in connection with a proposed business combination with an unaffiliated third party and to render an opinion to the Check-Cap board of directors as to the fairness of the Exchange Ratio, from a financial point of view, to the holders of Check-Cap ordinary shares. On August 15, 2023, at the request of the Check-Cap board of directors, Variance rendered its oral Variance Opinion to the Check-Cap board of directors, subsequently confirmed in writing, that as of the date of such Variance Opinion and based upon the various assumptions and limitations set forth therein, and such other factors deemed relevant, the Exchange Ratio (assumed, at the time, to be 2.6656) was fair, from a financial point of view, to the holders of Check-Cap ordinary shares.

The full text of the Variance Opinion is attached as Annex C to this prospectus and is incorporated by reference. Check-Cap encourages its shareholders to read the Variance Opinion in its entirety for the assumptions made, procedures followed, other matters considered and limits of the review by Variance. The summary of the Variance Opinion set forth herein is qualified by reference to the full text of the Variance Opinion. Variance provided its opinion for the benefit and use by the Check-Cap board of directors in its consideration of the financial terms of the Business Combination. The Variance Opinion was not a recommendation to the Check-Cap board of directors whether or not to approve the Business Combination or to any holder of Check-Cap ordinary shares or any other person as to how to vote with respect to the Business Combination or to take any other action in connection with the Business Combination or otherwise.

In conducting its analysis and arriving at the Variance Opinion expressed herein, Variance among other things:

•	reviewed audited financial statements of Keystone for fiscal years ended December 31, 2020-2022 and Q1 2023;

•	reviewed audited financial statements of Check-Cap for fiscal years ended December 31, 2020-2022 and the first six months ended June 30, 2023;

•	performed analysis of Check-Cap’s financial strength and its ability to meet its financial obligations;

•

reviewed information provided to Variance by the managements of Check-Cap and Keystone; including certain financial forecasts and estimates, internal financial analyses, budgets, reports and other information (the “Forecasts”);

•

held discussions with various members of senior management of Check-Cap and Keystone concerning historical and current operations, financial conditions and prospects, including recent financial performance;

•	reviewed the recent share trading price history of Check-Cap; and

•	reviewed the Ladenburg Opinion presentation to the board of directors of Check-Cap implied by Ladenburg related to the transaction.

In addition, Variance conducted such other quantitative reviews, analyses and inquiries relating to Check-Cap and Keystone as it considered appropriate in rendering its opinion. The Variance Opinion includes a description of the methodology, the analysis and the main assumptions that were used to examine the fairness and reasonability of the Exchange Ratio. The Opinion relied on accepted methodologies, that include, inter alia, the following:

Estimation of Keystone’s fair value based on the Income Approach

The income approach utilizes a procedure generally known as the discounted cash flow (“DCF”) method of valuation. In estimating the projected future performance of Keystone, various assumptions were made by Variance based on Keystone’s forecast, discussions with Keystone’s management and Variance estimates. For fiscal years 2024 through 2027, these assumptions are based on the Keystone assumptions, and are similar to those presented below under “Management Approach.” For fiscal years 2028 through 2033, these assumptions utilize Keystone’s forecast, with adjustments made by Variance relating to depreciation and working capital.

The significant assumptions underlying Variance’s operating profit projections primarily relate to Keystone’s new, innovative product, “Nexus,” and are largely impacted by anticipated growing revenues to be generated by Nexus. Variance found it reasonable to assume significant growth rates beyond two to three years for the following key reasons:

•

Market Penetration and Consumer Adoption: Recognizing the competitive dynamics and consumer behavior in the dental care market, Variance’s assumptions account for the gradual market penetration of the Keystone product and the time it takes for consumers to adopt innovative dental solutions. Keystone’s revenue projections were modified on the basis that comparable companies grow at a rapid pace in the first few years of penetration until companies generally achieve their highest market share. Therefore, Variance deemed 2-3 years to be a less appropriate timeframe, and opted to use a longer period which considers the time it would take for the product to reach a steady state.

•

Research and Development Cycles: As the product is still in early stages, it may involve ongoing research and development; accordingly, Variance’s assumptions consider the timeline for introducing enhancements and updates to maintain competitiveness and meet evolving consumer needs.

•

Professional Endorsements and Partnerships: Keystone is seeking to establish partnerships with dental professionals and clinics to enhance market penetration. These efforts take time, and Variance’s assumptions reflect the phased impact on operating profit.

In the DCF method, the value of the firm is obtained by discounting expected cash flows of the firm to present value by using the appropriate Weighted Average Cost of Capital (“WACC”). Two DCF analyses were performed by Variance, the first based on Keystone’s management’s forecast and the second, a more conservative approach.

Management Approach

All amounts in $ Million	H2 2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034
Operating Profit	(3.3)	(0.0)	2.8	7.4	12.6	19.2	27.4	37.6	50.8	68.6	89.7	92.4
Income Taxes	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	(3.1)	(24.2)	(24.9)

Net Operating Profit after Taxes	(3.3)	(0.0)	2.8	7.4	12.6	19.2	27.4	37.6	50.8	65.5	65.5	67.4

Depreciation	0.7	1.6	2.0	2.4	2.9	3.5	4.2	5.0	6.0	7.1	8.4	8.7
Capital Expenditures	(0.7)	(1.6)	(2.0)	(2.4)	(2.9)	(3.5)	(4.2)	(5.0)	(6.0)	(7.1)	(8.4)	(8.7)
WC Investment (Increase)/Decrease	0.0	(1.2)	(1.9)	(2.3)	(2.7)	(3.2)	(3.8)	(4.5)	(5.3)	(6.2)	(7.4)	(1.4)

Available Cash Flow	(3.3)	(1.2)	0.9	5.2	9.9	16.0	23.6	33.1	45.5	59.3	58.0	66.1

Residual Value												618.5

PV of Available Cash Flow	(3.1)	(1.1)	0.7	3.6	6.0	8.6	11.1	13.7	16.5	18.8	16.2	167.4

Conservative Approach

All amounts in $ Million	H2 2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034
Operating Profit	(3.3)	0.0	3.1	7.5	12.3	18.1	25.6	34.6	44.7	55.4	62.5	64.4
Income Taxes	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	(13.2)	(17.4)

Net Operating Profit after Taxes	(3.3)	(0.0)	3.1	7.5	12.3	18.1	25.6	34.6	44.7	55.4	49.3	47.0

Depreciation	0.7	1.6	1.9	2.2	2.6	3.0	3.6	4.2	4.8	5.3	5.7	5.9
Capital Expenditures	(0.7)	(1.6)	(1.9)	(2.2)	(2.6)	(3.0)	(3.6)	(4.2)	(4.8)	(5.3)	(5.7)	(5.9)
WC Investment (Increase)/Decrease	(0.1)	(1.0)	(1.6)	(1.8)	(2.2)	(2.7)	(3.3)	(3.6)	(3.5)	(3.1)	(2.4)	(1.0)

Available Cash Flow	(3.3)	(1.0)	1.6	5.7	10.1	15.4	22.3	31.0	41.2	52.3	46.9	46.0

Residual Value												431.1

PV of Available Cash Flow	(3.2)	(1.1)	1.3	4.0	6.3	8.4	10.6	12.9	15.0	16.7	13.1	116.7

The WACC was determined based on public competitors and was determined to be approximately 14%. As per the management approach, Variance determined an enterprise value of $258 million (rounded) and an equity value of $229 million (rounded). Per the conservative approach, Variance determined an enterprise value of $201 million (rounded) and an equity value of $171 million (rounded).

All amounts in $ Million	Management Approach	Conservative Approach
Fair Value of operations	258	201
Non-operational assets	11	11
Non-operational liabilities	(40)	(40)

Equity Fair Value	229	171

(1) Estimation of Keystone’s fair value based on the Market Approach

Variance used the revenues multiple based on comparable companies to determine Keystone’s enterprise value. To select comparable companies, Variance searched comprehensive lists and directories of public companies within the health care industry. Variance’s search for comparable companies was based on various factors, including, but not limited to, industry similarity, financial risk, company size, geographic diversification, financial data and an actively traded stock price. There are no public companies within the dental industry with low revenues such as Keystone which Variance found suitable. Furthermore, because Keystone is not yet profitable, Variance applied a revenue multiple rather than an EBIT/EBITDA multiple. Variance determined that the following seven companies were appropriate for the multiple method.

All amounts in $M	Align Technology, Inc.	Henry Schein, Inc.	Apyx Medical Corporation	DENTSPLY SIRONA Inc.	Straumann Holding AG	Envista Holdings Corporation	ZimVie Inc.	Average
Ticker	NasdaqGS: ALGN	NasdaqGS: HSIC	NasdaqGS: APYX	NasdaqGS: XRAY	SWX: STMN	NYSE: NVST	NasdaqGS: ZIMV
Revenues LTM	3,737	12,528	44	3,936	2,510	2,582	894
Revenues FY+1	3,941	12,847	60	3,954	2,750	2,638	850
Market Cap	27,059	10,624	174	8,503	25,848	5,540	296
EV	26,159	13,382	168	10,483	25,852	6,420	780

Revenue Ratio LTM	7.00x	1.07x	3.79x	2.66x	10.30x	2.49x	0.87x	4.03x
Revenue Ratio FY+1	6.64x	1.04x	2.81x	2.65x	9.40x	2.43x	0.92x	3.70x

As per the multiple method, Variance determined revenue multiples of 4.03x and 3.70x which were applied to Keystone’s revenue for the previous 12 months and for FY23 respectively. Variance determined enterprise values of $257 million and $261 million. After adjusting for financial assets and liabilities, Variance determined an equity value of $227 million (rounded) and $232 million (rounded), of which Variance took an average of $229.5 million.

All amounts in $ Million	LTM	2023	Average
Keystone Revenue	63.7	70.7
Revenues Multiple	4.03x	3.70x
Operating Value	256.6	261.4
Non-Operational assets, net	(29.5)	(29.5)

Equity Value	227.1	232.0	229.5

(2) Estimation of Keystone’s fair value based on the Transaction Approach

In September 2021, Keystone received an investment of $25 million at a post-money valuation of $250 million. In August 2022, as part of an extension at the same terms, investors purchased additional shares of Keystone’s common stock at a price per share of $20.88. Variance applied an adjustment of -29% to the company value of $250 million derived from the transaction due to the time that passed and changes in market conditions. The decrease of 29% was derived from the equity value of the peer group (similar companies) in the period between the date of the transaction and the date of the valuation. Following the adjustment, the equity value was determined to be $176 million.

(3) Estimation of Check-Cap’s fair value based on the NAV Approach

A balance sheet analysis was performed as well as cash flow projection and an assessment of the value of the public vehicle. As per the balance sheet, Check-Cap had financial assets worth $32.7 million and financial liabilities of $3.7 million. The Variance cash flow analysis determined that the present value of Check-Cap’s free cash flow is negative $7.7 million. The cash flow was comprised of R&D expenses, G&A expenses and other additional expenses. Based on Variance’s experience, it determined the value of the public vehicle to be between $5-8 million. As a result, Check-Cap’s equity value was between $26.2 million and $29.2 million per the NAV approach.

All amounts in $ million	Scenario 1	Scenario 2
Financial Assets	32.7	32.7
Financial Liabilities	(3.7)	(3.7)
Free Cash Flow	(7.7)	(7.7)
Public Vehicle Value	5	8

Check-Cap Equity Value	26.2	29.2

(4) Check-Cap Market Value

As of June 30, 2023, the market capitalization of Check-Cap was $16.7 million.

(5) Examination of the Exchange Ratio derived from the valuations described above

The table below presents a summary of the scenarios considered as per the analyses performed:

Summary	Keystone	Check-Cap	Combined	Check-Cap %
Scenario 1	171	17	188	8.9%
Scenario 2	171	29	201	14.6%
Scenario 3	230	17	246	6.8%
Scenario 4	230	29	259	11.3%

The exchange ratio in each of the scenarios is lower than the 15% stipulated in the transaction.

In our opinion, based on all of the aforementioned and pursuant to the implementation of the aforementioned procedures, the Exchange Ratio provided for in the transaction is fair and reasonable to Check-Cap, from a financial point of view.

In rendering the Variance Opinion, Variance relied upon and assumed, without independent verification or investigation, the accuracy and completeness of all the information that was publicly available or supplied or otherwise provided to Variance by Keystone and Check-Cap and their respective employees and formed a substantial basis for the Variance Opinion. With respect to the Forecasts provided by the managements of Keystone and Check-Cap, Variance assumed that the Forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of Keystone and Check-Cap as to the future financial performance of the companies. Variance also assumed that there were no material changes in the assets, liabilities, financial conditions, results of operations, business or prospects of Keystone and Check-Cap since the date of the last financial statements that were made available to Variance. Variance has neither made nor obtained any independent evaluations or appraisals of the assets or liabilities, contingent or otherwise, of Keystone and Check-Cap.

In the Variance Opinion, Variance also addressed forward looking information that was provided to it by the managements of Check-Cap and Keystone. The forward-looking estimates could not predict the future; they were based on information available to Check-Cap and Keystone on the valuation date and included the assessments and intentions of their managements as of the valuation date, some of which, were provided verbally. If these assessments by the managements of Check-Cap and Keystone are not realized, the actual results may be significantly different from the estimated or perceived results based on this information, as was used in the Variance Opinion. Moreover, the Variance Opinion itself relies on information that anticipated the future, and represented Variance’s assessment concerning various parameters and was based on information submitted to Variance. If these assessments are not realized, the actual results could be significantly different. It should be understood that, although subsequent developments may affect the Variance Opinion, Variance does not have any obligation to update, revise or reaffirm the Variance Opinion. In addition, the credit, financial and stock markets have been experiencing unusual volatility and Variance expressed no opinion or view as to any potential effects of such volatility on the Business Combination, and the Variance Opinion did not purport to address potential developments in any of such markets.

The Variance Opinion did not constitute a due diligence examination and did not claim to opine on any factual information provided to Variance and did not involve the scrutiny of Check-Cap and Keystone contracts and contractual relations. It was emphasized that Variance is not legal, tax, regulatory or accounting advisors and it has relied upon, without independent verification, the assessment of Check-Cap and Keystone and their legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. The Variance Opinion did not constitute any legal advice, accounting, tax, or regulatory opinion.

Variance confirmed that it was free of conflict of interest concerning the execution of the Variance Opinion and the provision of the Variance Opinion; Variance had no personal interests in Check-Cap and Keystone’s shares and/or a transaction under consideration and it was not dependent on Check-Cap or Keystone and/or on one of their controlling shareholders and/or on any person acting on their behalf (including functionaries, members of their respective boards of directors, shareholders, or any other third party), directly or indirectly. It was noted that Variance received or will receive fees that are immaterial to its overall business in connection with the Variance Opinion. The fees for the preparation of the Variance Opinion and all that was related to it have been determined in advance and were not contingent on the results of the Variance Opinion. It was clarified that Variance did not participate in negotiations that took place for the Business Combination.

Ownership of New Parent Following the Business Combination

Following the Closing, current Keystone equityholders will own approximately 85% of the issued and outstanding shares of New Parent common stock on a fully diluted basis and current Check-Cap equityholders will own approximately 15% of the issued and outstanding shares of New Parent common stock on a fully diluted basis. Entities affiliated with Accelmed, currently the principal shareholder of Keystone, will own approximately 60% of the issued and outstanding shares of common stock of New Parent. These percentage are subject to a net cash adjustment, such that if Check-Cap’s net cash (as determined in accordance with the Business Combination Agreement) as of the close of business on the last business day prior to the anticipated closing date is $1.0 million lower or higher than the net cash target of $22.3 million, there will be a linear adjustment to Check-Cap’s equityholders’ ownership in New Parent.

Governance of New Parent Following the Business Combination

Name of Company; Headquarters

Following the consummation of the Business Combination, New Parent’s name is expected to be changed to Keystone Dental Holdings, Inc., and Keystone is expected to change its name to KSDH Inc. The executive offices of New Parent will be located at 154 Middlesex Turnpike, Burlington, Massachusetts 01803. Following the consummation of the Business Combination, each of Keystone and Check-Cap will become a wholly-owned subsidiary of New Parent, Check-Cap will maintain a registered office in the State of Israel, and each of U.S. Merger Sub and Israel Merger Sub will cease to exist.

Board of Directors

Keystone and Check-Cap have agreed that, upon the consummation of the Business Combination, the board of directors of New Parent will be comprised of those individuals designated by Keystone, provided, however, that Check-Cap shall have the right to designate (x) one (1) initial director of New Parent if the New Parent board of directors as of immediately following the effective time of the U.S. Merger will have up to seven (7) members, and (y) two (2) initial directors of New Parent if the New Parent board of directors as of immediately following the effective time of the U.S. Merger will have more than seven (7) members.

Uri Geiger, the Managing Partner of Accelmed, is expected to serve as chairman of the board of directors of New Parent after the Business Combination.

The board of directors of New Parent following the Business Combination will have a standing audit committee and compensation committee. The board of directors may also have a standing nominating committee, or the Board of Directors will assume that function.

Management

Keystone and Check-Cap expect that following the Business Combination Melker Nilsson will serve as Chief Executive Officer of New Parent and Amnon Tamir will serve as Chief Financial Officer of New Parent.

Interests of Check-Cap’s Directors and Executive Officers in the Business Combination

In considering the Business Combination, you should be aware that Check-Cap’s executive officers and directors may have interests in the Business Combination that may be different from, or in addition to, those of Check-Cap’s shareholders generally. The Check-Cap board was aware of and considered these interests among other matters, in evaluating and approving the Business Combination Agreement and the Business Combination, and in recommending to Check-Cap shareholders that the Check-Cap Shareholder Transaction Matters be approved, as described above under “— Recommendation of the Check-Cap Board”. These interests include:

Post-Business Combination Roles at New Parent

Following the Closing, it is expected that two of the current members of the Check-Cap board of directors will serve as members of the board of directors of New Parent.

Treatment of Check-Cap share options and RSUs

Certain of Check-Cap’s executive officers and directors hold Check-Cap share options and/or RSUs. As described above under “— Consideration to be Received in the Business Combination”, each option to purchase Check-Cap ordinary shares (whether vested or unvested) that is outstanding and unexercised immediately prior to the effective time of the Israeli Merger will cease to represent an option to purchase Check-Cap ordinary shares and will automatically expire and cease to exist as of immediately prior to the effective time of the Israeli Merger without any assumption or conversion, and no consideration will be delivered in respect thereof. Each Check-Cap Vested RSU that is outstanding immediately prior to the effective time of the Israeli Merger will be canceled and automatically convert into and represent the right to receive from New Parent an equal number of shares of New Parent common stock. Each Check-Cap RSU that is outstanding and unvested immediately prior to the effective time of the Israeli Merger will automatically expire and cease to exist as of immediately prior to the effective time of the Israeli Merger without any assumption or conversion, and no consideration will be delivered in respect thereof.

Indemnification and Insurance

The Business Combination Agreement requires that the organizational documents of New Parent contain provisions no less favorable with respect to exculpation, indemnification, advancement or expense reimbursement than are set forth in the organizational documents of Check-Cap, which provisions may not be amended, repealed or otherwise modified for a period of seven years from the Closing in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Closing were directors, officers, employees, fiduciaries or agents of Check-Cap, unless such modification shall be required by applicable law.

Pursuant to the requirements of the Business Combination Agreement, the Israeli Surviving Company will purchase a “tail” directors’ and officers’ liability insurance policy that will provide coverage to Check-Cap’s executive officers and directors no less favorable than those of the policy in effect immediately prior to the Israeli Merger Effective Time, with respect to matters occurring prior to the Closing, until the seventh anniversary of the Closing.

Interests of Keystone’s Directors and Executive Officers in the Business Combination

In considering the Business Combination, you should be aware that Keystone’s executive officers and directors have interests in the Business Combination that may be different from, or in addition to, those of Keystone’s stockholders generally. The Keystone board was aware of and considered these interests among other matters, in evaluating and approving the Business Combination Agreement and the Business Combination, and in

recommending that the Keystone stockholders vote to adopt the Business Combination Agreement and approve the Business Combination, including the U.S. Merger, as described above under “— Recommendation of the Keystone Board”. These interests include:

Post-Business Combination Roles at New Parent

Following the Closing, it is expected that Melker Nilsson will serve as Chief Executive Officer of New Parent and Amnon Tamir will serve as Chief Financial Officer of New Parent. It is also expected that each of Melker Nilsson, Uri Geiger, Erin Enright, Howard Zauberman, Shmuel Rubinstein, Stanley Stern and Sheryl Conley will serve as a member of, and Michael Tuckman will serve as an Observer on, the board of directors of New Parent.

Transaction Bonuses and Changes in Compensation

Following the Closing, it is expected that Melker Nilsson will receive a one-time transaction bonus in the amount of $250,000, Amnon Tamir will receive a one-time transaction bonus in the amount of $125,000 and a grant of options to purchase 22,584 shares of New Parent common stock and Stanley Stern, a member of the board of directors of Keystone, will receive a one-time transaction bonus in the amount of $50,000 and a grant of options to purchase 25,000 shares of New Parent common stock. In addition, following the Closing, Mr. Nilsson’s annual base salary will be increased from $525,000 to $550,000, and Mr. Tamir’s annual base salary will be increased from $294,000 to $400,000. Finally, Mr. Nilsson’s annual bonus target will be increased from 50% of his annual base salary to 65% of his annual base salary and Mr. Tamir’s annual bonus target will be increased from 35% of his annual base salary to 50% of his annual base salary.

Indemnification and Insurance

The Business Combination Agreement requires that the organizational documents of New Parent contain provisions no less favorable with respect to exculpation, indemnification, advancement or expense reimbursement than are set forth in the organizational documents of Keystone, which provisions may not be amended, repealed or otherwise modified for a period of seven years from the Closing in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Closing were directors, officers, employees, fiduciaries or agents of Keystone, unless such modification shall be required by applicable law.

Pursuant to the requirements of the Business Combination Agreement, Keystone will purchase a “tail” directors’ and officers’ liability insurance policy that will provide coverage to its executive officers and directors with respect to matters occurring prior to the Closing, until the seventh anniversary of the Closing.

Dividend Policy Following the Business Combination

New Parent currently intends to retain all available funds and any future earnings to support its operations and finance the growth and development of its business and does not intend to pay cash dividends on its common stock for the foreseeable future. Any changes to New Parent’s dividend policy will be made at the discretion of the board of directors of New Parent and will depend upon many factors, including the financial condition of New Parent, earnings, legal requirements, including limitations imposed by Delaware law, and other factors the board of directors of New Parent deems relevant.

Amendment and Restatement of New Parent’s Certificate of Incorporation and Bylaws

Pursuant to the terms of the Business Combination Agreement, immediately prior to the effective time of the U.S. Merger, Keystone’s certificate of incorporation and bylaws will be amended to be in substantially the forms attached as Annex D and Annex E, respectively, to this prospectus. The Keystone Amended and Restated Certificate of Incorporation will, among other things, authorize 75,000,000 shares of common stock.

Closing of the Business Combination

The Closing will take place on a date to be specified by Keystone and Check-Cap, which will be no later than the third business day following the satisfaction or, to the extent permitted by law, waiver by the party or parties entitled to the benefits thereof of the conditions to the Closing (other than those conditions that by their nature are to be satisfied at the closing, but subject to the satisfaction or (to the extent permitted by law) waiver of those conditions), or at such other place, time and date as shall be agreed in writing between Keystone and Check-Cap. Subject to the satisfaction or waiver of the conditions to the Closing of the Business Combination described in the section entitled “The Business Combination Agreement — Conditions to Closing” below, including the approval of the Business Combination proposal by Check-Cap shareholders at the Check-Cap Shareholder Meeting, it is anticipated that the Business Combination will close in January 2024. It is possible that factors outside the control of both companies could result in the Business Combination being consummated at a different time, or not at all.

Regulatory Approvals

Under the Companies Law, Check-Cap and Israeli Merger Sub may not complete the Israeli Merger without first making the following filings and notifications:

•

Merger Proposal. Check-Cap and Israel Merger Sub are required to file with the Israeli Companies Registrar a “merger proposal” setting forth specified details with respect to the Israeli Merger, within three days after the calling of the Check-Cap Shareholder Meeting. Check-Cap and Israel Merger Sub filed the required merger proposal with the Israeli Companies Registrar on November 5, 2023. Under the Companies Law, a minimum of 50 days must elapse from the date of the filing of the merger proposal by both merging companies with the Israeli Companies Registrar before the Israeli Merger can become effective, although the Israeli Merger may not be effective until the expiration of 30 days from the date of the approval of the Israeli Merger by Check-Cap’s shareholders.

•

Notice to Creditors. In addition, each of Check-Cap and Israel Merger Sub is required to notify its creditors, if any, of the proposed merger. Pursuant to the Companies Law, a copy of the merger proposal must be sent to the secured creditors of each company within three days after the merger proposal is filed with the Israeli Companies Registrar, and, within four business days of such filing, known material creditors (if any) must be informed individually by registered mail of such filing and where the merger proposal can be reviewed. Non-secured creditors must be informed of the merger proposal by publication in two daily Hebrew newspapers circulated in Israel on the day that the merger proposal is filed with the Israeli Companies Registrar and, where necessary, elsewhere, and by making the merger proposal available for review. If a merging company has material creditors in a non-Israeli country, then publication of notice in a newspaper in such country is required within three business days after the merger proposal is filed with the Israeli Companies Registrar.

•

Check-Cap Post-Closing Dividend. Following the Closing, New Parent wishes to have Check-Cap, which will be a wholly-owned subsidiary of New Parent, distribute substantially all of its cash to New Parent (the “Check-Cap Dividend”). Under the Companies Law, a company may make a distribution only to the extent of its ‘profits’ (as defined in the Companies Law), unless a court approves the distribution. Check-Cap does not have sufficient ‘profits’ to make such intended distribution. Accordingly Check-Cap agreed in the Business Combination Agreement to prepare and file with the applicable Israeli District Court, in coordination with New Parent, a request for approval of the distribution of the Check-Cap Dividend pursuant to Section 303 of the Companies Law and to take such other steps as are reasonably necessary in connection therewith. On September 7, 2023, Check- Cap filed with the District Court of Haifa such request for approval of the distribution of a dividend. The court may approve the distribution if it is convinced that there is no reasonable concern that the payment of a dividend will prevent Check-Cap from satisfying its existing and foreseeable obligations as they become due. Accordingly, the board of directors of Check-Cap has declared and approved the distribution, subject to and following the Closing, of a dividend in the amount of $21.3 million, being

Check-Cap’s estimated cash as of the Closing, including an amount for the redemption of all of the Check-Cap redeemable warrants, net of estimated liabilities of Check-Cap, i.e., the foreseeable obligations of Check-Cap through closing, which will be distributable by the Israeli Surviving Company following the Closing, subject to the approval of the Israeli District Court (or any appeal instance). If such court approval is conditioned upon Check-Cap undertaking material obligations or restrictions, Check-Cap may not agree to such obligations or restrictions without the prior written consent of Keystone (which consent shall not be unreasonably withheld, conditioned or delayed), provided that in no event would Check-Cap be required to undertake any material obligations or restrictions prior to the Closing.

•

ISA No-Action Approval. The Business Combination Agreement provides that New Parent will prepare, in coordination with Check-Cap, and file with the ISA an application for, and will use commercially reasonable efforts to obtain, an exemption and no-action letter from the ISA from the requirements of the Israeli Securities Law concerning the publication of a prospectus in Israel in respect of the offering of the common stock of New Parent to be issued to the Check-Cap shareholders and, to the extent necessary, the Keystone stockholders to whom the Israeli Securities Law applies. On September 14, 2023, New Parent filed an application with the ISA for such exemption and no-action letter, and on November 6, 2023, the ISA provided New Parent such exemption and no-action letter.

Neither Keystone nor Check-Cap is required to make any filings or to obtain approvals or clearances from any antitrust regulatory authorities in the United States, Israel or other countries to consummate the Business Combination. In the United States, New Parent must comply with applicable federal and state securities laws rules and regulations in connection with the issuance of shares of New Parent common stock in the Business Combination, including the filing with the Commission of the Registration Statement of which this prospectus forms a part.

Securities Law Consequences

Following the effectiveness of the Registration Statement of which this prospectus forms a part, shares of New Parent common stock issued in the Business Combination will not be subject to any restrictions on transfer arising under the Securities Act or the Exchange Act, except for shares of New Parent common stock issued to any stockholder who may be deemed an “affiliate” for the purposes of Rule 144 of the Securities Act of New Parent after the completion of the Business Combination. Persons who may be deemed “affiliates” of New Parent generally include individuals or entities that control, are controlled by or are under common control with, New Parent and may include the executive officers and directors of New Parent as well as its principal stockholders. See “Shares Eligible for Future Sale” below.

This prospectus does not cover resales of New Parent common stock received by any person upon the completion of the Business Combination, and no person is authorized to make any use of this prospectus in connection with any resale of New Parent common stock.

Material U.S. Federal Income Tax Consequences of the Business Combination for Holders of Keystone Securities

The following is a discussion of the material U.S. federal income tax consequences for (i) holders of Keystone common stock and (ii) holders of warrants and options to purchase Keystone common stock. This discussion applies only to Keystone common stock and warrants and options to purchase Keystone common stock, as the case may be, held as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment).

This discussion does not address all U.S. federal income tax consequences that may be relevant to your particular circumstances. In addition, it does not address consequences relevant to holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons subject to the alternative minimum tax;

•

persons holding Keystone common stock and warrants and options to purchase Keystone common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated transaction;

•	banks, insurance companies and other financial institutions;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•

persons subject to special tax accounting rules as a result of any item of gross income with respect to Keystone common stock or warrants and options to purchase Keystone common stock being taken into account in an applicable financial statement;

•	U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

•	regulated investment companies (RICs) or real estate investment trusts (REITs);

•	persons who received Keystone common stock or warrants and options to purchase Keystone common stock as compensation for services;

•	tax-qualified retirement plans; and

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds.

If you are a partnership (or other pass-through entity) for U.S. federal income tax purposes, the tax treatment of your partners (or other owners) will generally depend on the status of the partners, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships (or other pass-through entities) and the partners (or other owners) in such partnerships (or such other pass-through entities) should consult their own tax advisors regarding the U.S. federal income tax consequences to them relating to the matters discussed below.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of securities of Keystone who is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States,

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States, any state thereof or the District of Columbia,

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source, or

•

an entity treated as a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) or (2) was in existence on August 20, 1996 and has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Also, for purposes of this discussion, a “Non-U.S. holder” is any beneficial owner of Keystone who is neither a U.S. holder nor an entity classified as a partnership for U.S. federal income tax purposes.

SECURITYHOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

U.S. Federal Income Tax Considerations of the Business Combination for Keystone Shareholders, Warrantholders, and Optionholders

The following discussion assumes that the U.S. Merger and the Israeli Merger will be consummated as described in the Business Combination Agreement and in this prospectus. Each of Keystone and Check-Cap intends to take the position that (i) the U.S. Merger will qualify as a “reorganization” under Section 368(a)(1) of the Code, and (ii) taken together, the Business Combination will qualify as a transaction described in Section 351 of the Code.

The following does not purport to be a complete analysis of all potential tax effects for holders of Keystone common stock and warrants and options to purchase Keystone common stock. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury regulations promulgated thereunder, judicial decisions and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect holders to which this section applies and could affect the accuracy of the statements herein. Keystone has not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance that the IRS or a court will not take a position contrary to the tax consequences discussed below.

U.S. Federal Income Tax Consequences for U.S. Holders

Receipt of New Parent common stock. Subject to the discussion below regarding warrants and options to purchase Keystone common stock, and subject to the qualifications, assumptions and limitations described herein and in the opinion filed as Exhibit 8.2 to the registration statement of which this prospectus forms a part, and based on customary tax representations to be obtained from Check-Cap, Keystone and New Parent, it is the opinion of Stevens & Lee, P.C., counsel to Keystone, that the receipt of shares of New Parent common stock in exchange for Keystone common stock pursuant to the Business Combination, should qualify both as a “reorganization” described in Section 368(a)(1) of the Code and as an “exchange” described in Section 351 of the Code. Therefore, a U.S. holder of shares of Keystone common stock receiving shares of New Parent common stock pursuant to the Business Combination should not recognize gain or loss with respect to the receipt of such shares for U.S. federal tax purposes. The conclusion that the U.S. Merger should qualify as a reorganization under Section 368(a) of the Code depends, in part, on at least 80% of the shares of Keystone common stock being exchanged for New Parent common stock. If dissenters exercise their dissenters’ rights with respect to more than 20% of the shares of Keystone common stock, the U.S. Merger will fail to qualify as a reorganization under Section 368(a) of the Code.

Subject to the discussion under “— U.S. Federal Income Tax Consequences for U.S. Holders—Warrants and Options” below, a U.S. holder’s aggregate tax basis for the shares of New Parent common stock received in the Business Combination in exchange for Keystone common stock will equal the U.S. holder’s aggregate tax basis in the shares of Keystone common stock surrendered in the Business Combination. The holding period of the shares of New Parent common stock received by a U.S. holder of Keystone common stock in the Business

Combination will include the holding period of the shares of Keystone common stock surrendered in exchange therefor, although the running of the holding period for the Keystone common stock may be suspended as a result of any redemption rights with respect thereto.

In addition, for purposes of the above discussion regarding the determination of the basis and holding periods for shares of New Parent common stock received in the Business Combination in exchange for Keystone common stock, U.S. holders who acquired different blocks of Keystone common stock at different times for different prices must calculate their basis and holding periods in their shares of Keystone common stock separately for each identifiable block of such stock exchanged in the Business Combination.

If the Business Combination fails to qualify as a “reorganization under Section 368(a) of the Code and as an “exchange” described in Section 351 of the Code, then a U.S. holder would recognize gain or loss upon the exchange of the holder’s shares of Keystone common stock for shares of New Parent common stock equal to the difference between the fair market value, at the time of the exchange, of the New Parent common stock and such U.S. holder’s tax basis in the shares of Keystone common stock surrendered in the Business Combination. Such gain or loss would be long-term capital gain or loss if the Keystone common stock was held for more than one year at the time of the Business Combination. Under current law, long-term capital gains of non-corporate taxpayers are taxed at a reduced U.S. federal income tax rate. Under current law, the deductibility of capital losses is subject to limitations. In the case of an individual shareholder, gain from the exchange may also be subject to the net investment income tax under Section 1411 of the Code. In addition, the U.S. holder’s aggregate tax basis in the shares of New Parent common stock received in the Business Combination would equal their fair market value at the time of the closing of the Business Combination, and the U.S. holder’s holding period of such shares of New Parent common stock would commence the day after the closing of the Business Combination.

Dissenters. Holders of Keystone common stock who exercise their dissenters’ rights in connection with the Business Combination will recognize gain or loss to the extent the cash received is greater or less than the adjusted tax basis of the Keystone common stock surrendered in exchange therefore. The treatment of such gain or loss should be the same as discussed under Receipt of New Parent common stock above in the event the exchange does not qualify as a reorganization under Section 368(a)(1) of the Code or an exchange under Section 351 of the Code.

Warrants and Options. The appropriate U.S. federal income tax treatment of warrants and options to purchase Keystone common stock in connection with the Business Combination depends upon whether the exchange qualifies as a “reorganization” under Section 368(a)(1) of the Code. If the exchange qualifies as a “reorganization”, the Keystone warrants and options and the New Parent warrants and options received in exchange therefore should constitute “securities” that can be exchanged tax-free in the reorganization, much like the stock exchanged in the Business Combination. If the Business Combination does not qualify as a reorganization under Section 368(a)(1) of the Code, then even if the Business Combination qualifies as an exchange under Section 351 of the Code with respect to the stock, Section 351 of the Code does not permit the receipt of securities or other property that is not stock on a tax-free basis. In such a situation, a U.S. holder who exchanges both Keystone common stock and Keystone warrants or options in the Business Combination should be required to recognize gain (but not loss) in an amount equal to the lesser of (i) the amount of gain realized by such U.S. holder (generally, the excess of (x) the sum of the fair market values of the New Parent common stock and New Parent warrants or options received by such holder over (y) such U.S. holder’s aggregate adjusted tax basis in the Keystone warrants or options and Keystone common stock exchanged therefor) and (ii) the fair market value of the New Parent warrants and options received by such U.S. holder in such exchange. If only Keystone warrants or options are exchanged by the U.S. holder in the Business Combination, such U.S. holder should recognize gain or loss equal to the difference between the fair market value of the New Parent warrants and options received and the tax basis of the Keystone warrants and options exchanged. U.S. holders of Keystone warrants or options are urged to consult with their tax advisors regarding the tax treatment in connection with the Business Combination.

Information Reporting and Backup Withholding

U.S. holders of Keystone common stock that receive shares of New Parent common stock and, upon completion of the Business Combination, own shares of New Parent common stock representing at least 5.0% of the total combined voting power or value of the total outstanding shares of New Parent common stock, are required to attach to their tax returns for the year in which the Business Combination is consummated, and maintain a permanent record of, a statement containing the information listed in Treasury Regulations section 1.351-3. The facts to be disclosed by a U.S. holder include the aggregate fair market value of, and the U.S. holder’s basis in, the Keystone common stock exchanged pursuant to the Business Combination.

Non-U.S. Holders

The U.S. federal income tax consequences of the Business Combination for Non-U.S. holders of Keystone common stock will generally be the same as for U.S. holders except as noted below.

Non-U.S. holders will not be subject to U.S. federal income tax on any gain recognized as a result of the Business Combination unless:

•

the gain is effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the Non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the Business Combination and certain other requirements are met; or

•

in the case of a Non-U.S. holder of Keystone common stock and/or warrants, Keystone is or has been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of the Business Combination or the period that the Non-U.S. holder held Keystone common stock or warrants, as applicable.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. holder (even though the individual is not considered a resident of the United States) provided that the Non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

If the third bullet point above applied to a Non-U.S. holder, any gain recognized by such holder with respect to such holder’s Keystone common stock and/or warrants as a result of the Business Combination would be subject to tax at generally applicable U.S. federal income tax rates and a U.S. federal withholding tax could apply. However, Keystone believes that it is not, and has not been at any time since its formation, a United States real property holding corporation and New Parent does not expect to be a United States real property holding corporation immediately after the Business Combination is completed. No assurance can be given that New Parent will not become a United States real property holding corporation in the future.

Information Reporting and Backup Withholding

A Non-U.S. holder of Keystone common stock may be subject to information reporting and backup withholding for U.S. federal income tax purposes on cash received in connection with the Business Combination. Backup withholding will not apply, however, if the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the non-U.S. holder either certifies its Non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption.

Material U.S. Federal Income Tax Considerations for Holders of Check-Cap Securities

This section describes the material U.S. federal income tax considerations for beneficial owners of Check-Cap ordinary shares and Check-Cap Registered Direct Warrants (referred to in this section as “Check-Cap warrants” and, together with Check-Cap ordinary shares, “Check-Cap securities”) as a result of (i) the Israeli Merger and (ii) the ownership and disposition of New Parent common stock and New Parent warrants (collectively, “New Parent securities”) acquired pursuant to the Israeli Merger. This discussion applies only to Check-Cap securities and New Parent securities held as capital assets for U.S. federal income tax purposes (generally, property held for investment) and does not discuss all aspects of U.S. federal income taxation that might be relevant to holders in light of their particular circumstances or status, including alternative minimum tax and Medicare contribution tax consequences, or holders who are subject to special rules under the U.S. federal income tax laws, including:

•	persons holding Check-Cap warrants that were issued in connection with a lending transaction;

•	dealers or traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	tax-exempt organizations, qualified retirement plans, individual retirement accounts or other tax deferred accounts;

•	banks or other financial institutions, underwriters, insurance companies, real estate investment trusts or regulated investment companies;

•	U.S. expatriates or former long-term residents of the United States;

•	persons that own (directly, indirectly, or by attribution) 5% or more (by vote or value) of the stock of Check-Cap or New Parent (except to the limited extent provided below);

•	partnerships or other pass-through entities or arrangements for U.S. federal income tax purposes or beneficial owners of partnerships or other pass-through entities or arrangements;

•	persons holding Check-Cap securities or New Parent securities as part of a straddle, hedging or conversion transaction, constructive sale, or other arrangement involving more than one position;

•

persons required to accelerate the recognition of any item of gross income with respect to Check-Cap securities or New Parent securities as a result of such income being recognized on an applicable financial statement;

•	U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

•	persons that received Check-Cap securities or New Parent securities as compensation for services; or

•	“specified foreign corporations” (including “controlled foreign corporations”), “passive foreign investment companies” or corporations that accumulate earnings to avoid U.S. federal income tax.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Check-Cap securities or New Parent securities, the U.S. federal income tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Such partners should consult their tax advisors regarding the U.S. federal income tax treatment of the Israeli Merger and of the ownership and disposition of New Parent securities.

This discussion is based on the Code, its legislative history, existing and proposed Treasury regulations promulgated under the Code (the “Treasury Regulations”), published rulings by the IRS and court decisions, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of U.S. federal income taxation, including the effect of the U.S. federal alternative minimum tax, or U.S. federal estate and gift tax, or any state, local or non-U.S. tax laws. Neither Check-Cap nor New Parent has sought or intends to seek any rulings from the IRS regarding the U.S. federal income tax considerations discussed herein. Accordingly, there can no assurance that the IRS will not take positions inconsistent with the from those discussed below or that any such positions would not be sustained by a court.

ALL HOLDERS OF CHECK-CAP SECURITIES SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE ISRAELI MERGER AND CONSIDERATIONS RELATING TO THE OWNERSHIP AND DISPOSITION OF NEW PARENT SECURITIES, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE, AND LOCAL AND NON-U.S. TAX LAWS.

U.S. Holders

The section applies to you if you are a U.S. holder. For purposes of this discussion, a U.S. holder means a beneficial owner of Check-Cap securities or New Parent securities that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust if (1) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust; or (2) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

The Israeli Merger

In General

Subject to the qualifications, assumptions and limitations described herein and in the opinion filed as Exhibit 8.1 to the registration statement of which this prospectus forms a part, and based on customary tax representations to be obtained from Check-Cap, Keystone and New Parent, it is the opinion of Greenberg Traurig, P.A., counsel to Check-Cap, that the Business Combination should qualify as a transaction described in Section 351(a) of the Code (the “Intended U.S. Tax Treatment”). However, because the provisions of Section 351(a) of the Code are complex and qualification thereunder could be adversely affected by events or actions that occur following the Business Combination that are beyond Check-Cap’s control, the qualification of the Israeli Merger for the Intended U.S. Tax Treatment is not free from doubt. For example, if more than 20% of the New Parent common stock are subject to an arrangement or agreement to be sold or disposed of at the time of their issuance in the Business Combination, one of the requirements for Section 351(a) treatment may not be satisfied.

The closing of the Business Combination is not conditioned upon the receipt of an opinion of counsel regarding the U.S. federal income tax treatment of the Israeli Merger and no ruling will be requested from the IRS regarding such treatment. Accordingly, no assurance can be given that the IRS will not challenge the qualification of the Israeli Merger for the Intended U.S. Tax Treatment or that a court will not sustain such a challenge by the IRS.

Holders of Check-Cap Ordinary Shares

This section is subject in its entirety to the discussion below under “—Passive Foreign Investment Company Rules.”

Pursuant to the Israeli Merger, (i) each Check-Cap CLA Warrant that is outstanding and unexercised immediately prior to the effective time of the Israeli Merger will automatically expire with no consideration delivered in respect thereof and (ii) each Check-Cap Registered Direct Warrant and Check-Cap Placement Agent Warrant may be exercised by the holder thereof following the effective time of the Israeli Merger or, for a period of thirty days following the effective time of the Israeli Merger, redeemed at the election of the holder thereof for cash in an amount determined based on the Black-Scholes valuation model pursuant to the terms of such warrants. if any Check-Cap Registered Direct Warrant or Check-Cap Placement Agent Warrant is not redeemed by the end of such thirty-day period, the warrantholder will have the right to receive, upon the exercise of such warrant, that number of shares of New Parent common stock that could have been acquired if such warrant had been exercised for ordinary shares of Check-Cap prior to the effective time of the Israeli Merger, and an allocable portion of any distributions with respect to the sale of Check-Cap’s legacy assets, as further described herein. There can be no assurance that any such sale or distributions will occur.

If the Israeli Merger does not qualify for the Intended U.S. Tax Treatment, a U.S. holder that exchanges Check-Cap ordinary shares in the Israeli Merger for New Parent common stock generally would be required to recognize gain or loss equal to the difference, if any, between (i) the fair market value of the New Parent common stock received by such U.S. holder and (ii) such U.S. holder’s adjusted tax basis in the Check-Cap ordinary shares exchanged therefor. Such gain or loss should be treated as capital gain or loss and generally would be long-term capital gain or loss if the U.S. Holder’s holding period for such Check-Cap ordinary shares exceeds one year. Net short-term capital gain generally is taxed at regular ordinary income tax rates. Long-term capital gain recognized by non-corporate U.S. Holders may be taxed at reduced rates. The deductibility of capital losses is subject to limitations. A U.S. holder would have an aggregate tax basis in any New Parent common stock received in the Israeli Merger that is equal to the fair market value of such shares as of the effective date of the Israeli Merger, and the holding period of such shares would begin on the day following the Israeli Merger.

Holders of Check-Cap Warrants

This section is subject in its entirety to the discussion below under “— Passive Foreign Investment Company Rules.”

Pursuant to the Israeli Merger, each Check-Cap warrant may be exercised by the holder thereof following the effective time of the Israeli Merger or, for a period of thirty days following the effective time of the Israeli Merger, redeemed at the election of the holder thereof for cash in an amount determined based on the Black-Scholes valuation model pursuant to the terms of such warrants. If any Check-Cap warrant is not redeemed by the end of such thirty-day period, the warrantholder will have the right to receive, upon the exercise of such warrant, that number of shares of New Parent common stock that could have been acquired if such warrant had been exercised for ordinary shares of Check-Cap prior to the effective time of the Israeli Merger, and an allocable portion of any distributions with respect to the sale of Check-Cap’s legacy assets, as further described herein. There can be no assurance that any such sale or distributions will occur

A U.S. holder of Check-Cap warrants who elects to have such warrants redeemed for cash in connection with the Israeli Merger will recognize gain or loss in an amount equal to the difference between (i) the amount of cash received in the redemption and (ii) such U.S. holder’s adjusted tax basis in such warrants. Any such gain or loss recognized will be capital gain or loss and will be long-term capital gain or loss if the U.S. holder’s holding period in such warrants exceeds one year at the time of the disposition. Preferential tax rates may apply to long-term capital gains of non-corporate U.S. holders. The deductibility of capital losses is subject to limitations.

If a U.S. holder of Check-Cap warrants does not elect to have such warrants redeemed in connection with the Israeli Merger, such U.S. holder would likely be treated for U.S. federal income tax purposes as exchanging such warrants for New Parent warrants as a result of the warrants becoming exercisable for shares of New Parent common stock. In such circumstances, a U.S. holder of Check-Cap Warrants that does not also own Check-Cap ordinary shares generally should recognize gain or loss in an amount equal to the difference between the fair market value of the New Parent warrants deemed received and such holder’s tax basis in the Check-Cap warrants deemed exchanged therefor.

If a U.S. holder of Check-Cap warrants also exchanges Check-Cap ordinary shares for New Parent common stock in the Israeli Merger, and if the Israeli Merger qualifies for the Intended U.S. Tax Treatment, such holder generally would recognize gain, but not loss, equal to the lesser of (i) such holder’s “realized gain” from the exchange (generally the excess of the fair market value of the New Parent securities received over such stockholder’s aggregate tax basis in the Check-Cap securities exchanged therefor), and (ii) the fair market value of the New Parent warrants deemed received.

Any gain recognized by a U.S. holder treated as exchanging Check-Cap warrants for New Parent warrants would generally be long-term capital gain if the holder’s holding period for the Check-Cap warrants was more than one year at the time of the Israeli Merger, and the holder’s holding period in the New Parent warrants would begin on the day following the exchange. The U.S. holder’s tax basis in the New Parent warrants deemed received in the exchange would be equal to their fair market value at the time of the Israeli Merger.

Check-Cap Legacy Assets

As described under the section entitled “Check-Cap Legacy Assets,” if Check-Cap receives proceeds from the transfer of its legacy assets, holders of Check-Cap ordinary shares may be entitled to receive (i) additional shares of New Parent common stock, if such proceeds are received prior to the Closing or if Check-Cap is contractually entitled to such proceeds within 90 days following the Closing Date, or (ii) a distribution of such proceeds, if such proceeds are received later (in either case, the “legacy transaction proceeds”).

The parties intend to treat a holder’s receipt of legacy transaction proceeds, if any, as an adjustment to the consideration received by holders of Check-Cap ordinary shares pursuant to the Israeli Merger. However, there is no authority directly on point addressing how the receipt of the legacy transaction proceeds should be treated for U.S. federal income tax purposes. Accordingly, there can be no assurance that the IRS would not challenge this position or that such a challenge would not be sustained by a court.

If a holder’s receipt of legacy transaction proceeds is treated for U.S. federal income tax purposes as an adjustment to the consideration received by holders of Check-Cap ordinary shares pursuant to the Israeli Merger, the U.S. federal income tax consequences to such holder would depend upon whether the proceeds are paid in shares of New Parent common stock or in other property. If the proceeds are paid in shares of New Parent common stock, the U.S. federal income tax consequences would generally correspond to those discussed above under “Holders of Check-Cap Ordinary Shares.” If the proceeds are paid in other property, the U.S. federal income tax consequences would generally correspond to a U.S. holder’s receipt of New Parent warrants as described above under “Holders of Check-Cap Warrants” in respect of a U.S. holder of Check-Cap warrants who also exchanges Check-Cap ordinary shares for New Parent common stock in the Israeli Merger.

If a holder’s receipt of legacy transaction proceeds is not treated for U.S. federal income tax purposes as an adjustment to the consideration received by holders of Check-Cap ordinary shares pursuant to the Israeli Merger, it is unclear how the receipt would be treated for such purposes. Accordingly, U.S. holders of Check-Cap ordinary shares are urged to consult with their tax advisors regarding this issue.

Reporting Requirements

If the Israeli Merger qualifies for the Intended U.S. Tax Treatment, each U.S. holder that is a “significant transferor” must include a statement on or with such transferor’s U.S. federal income tax return for the taxable year of the Israeli Merger. For this purpose, a significant transferor is generally a person that transferred property to a corporation and received stock of the transferee corporation if, immediately after the exchange, such person (i) owns at least five percent (5%) (by vote or value) of the total outstanding stock of the transferee corporation if the stock owned by such person is publicly traded, or (ii) owned at least one percent (1%) (by vote or value) of the total outstanding stock of the transferee corporation if the stock owned by such person is not publicly traded. It is expected that the New Parent common stock will be publicly traded for this purpose.

All U.S. holders of Check-Cap ordinary shares are urged to consult their tax advisers with respect to the potential tax consequences to them of the Israeli Merger.

Passive Foreign Investment Company Rules

If Check-Cap is a passive foreign investment company, or PFIC, for U.S. federal income tax purposes, U.S. holders of Check-Cap ordinary shares may be required to recognize gain with respect to their exchange of Check-Cap ordinary shares for New Parent common stock pursuant to the Israeli Merger, even if such exchange would not otherwise require such U.S. holder to recognize gain pursuant to the rules discussed above.

A foreign (i.e., non-U.S.) corporation will be classified as a PFIC for U.S. federal income tax purposes if either (i) at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income or (ii) at least 50% of its assets in a taxable year (generally determined based on fair market value and averaged quarterly over the year), including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business received from unrelated persons) and gains from the disposition of passive assets. Cash generally is treated as a passive asset for this purpose. The determination of whether a foreign corporation is a PFIC is made annually.

Check-Cap believes that it was a PFIC for its taxable year ended December 31, 2022, and that it may be a PFIC for its taxable year ending December 31, 2023. However, Check-Cap’s PFIC status for its current taxable year is uncertain and will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to Check-Cap’s status as a PFIC for its current taxable year.

Section 1291(f) of the Code requires that, to the extent provided in Treasury Regulations, a U.S. person who disposes of stock of a PFIC recognizes gain notwithstanding any other provision of the Code. No final Treasury Regulations are currently in effect under Section 1291(f) of the Code. However, proposed Treasury Regulations under Section 1291(f) of the Code have been proposed with a retroactive effective date. If finalized in their current form, those proposed Treasury Regulations would require gain recognition to U.S. holders of Check-Cap ordinary shares (regardless of the qualification of the Israeli Merger for the Intended U.S. Tax Treatment) as a result of the Israeli Merger if:

(i)	Check-Cap were classified as a PFIC at any time during such U.S. holder’s holding period for such Check-Cap ordinary shares; and

(ii)

the U.S. holder had not timely made (a) a qualified electing fund (“QEF”) election for the first taxable year in which the U.S. holder owned such Check-Cap ordinary shares or in which Check-Cap was a PFIC, whichever is later (or a QEF election along with a purging election), or (b) a mark-to-market election with respect to such Check-Cap ordinary shares.

The tax on any such recognized gain would be imposed based on a complex set of computational rules designed to offset the tax deferral with respect to the undistributed earnings of Check-Cap. Under these rules:

•	the U.S. holder’s gain will be allocated ratably over the U.S. holder’s holding period for such U.S. holder’s Check-Cap ordinary shares;

•

the amount of gain allocated to the U.S. holder’s taxable year in which the U.S. holder recognized the gain, or to the period in the U.S. holder’s holding period before the first day of the first taxable year in which Check-Cap was a PFIC, will be taxed as ordinary income;

•

the amount of gain allocated to other taxable years (or portions thereof) of the U.S. holder and included in such U.S. holder’s holding period would be taxed at the highest tax rate in effect for that year and applicable to the U.S. holder without regard to the U.S. holder’s other items of income and loss for such year; and

•

an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. holder in respect of the tax attributable to each such other taxable year (described in the third bullet above) of such U.S. holder.

Because Check-Cap has not provided U.S. holders with the information required to make a QEF election, U.S. holders could not have previously made a QEF election with respect to their Check-Cap ordinary shares. U.S. holders of Check-Cap ordinary shares that have not made a timely and effective mark-to-market election may, pursuant to the proposed Treasury Regulations, be subject to taxation with respect to their Check-Cap ordinary shares in the manner set forth above.

The application of the PFIC rules to U.S. holders of Check-Cap warrants is unclear. Proposed Treasury Regulations issued under the PFIC rules generally treat an “option” (which would include a Check-Cap Warrant) to acquire the stock of a PFIC as stock of the PFIC, while final Treasury Regulations issued under the PFIC rules provide that the QEF election does not apply to options and no mark-to-market election is currently available with respect to options. Therefore, it is possible that the proposed Treasury Regulations, if finalized in their current form, would apply to cause gain recognized by a U.S. holder on the deemed exchange of Check-Cap warrants for New Parent warrants to be subject to taxation in the manner set forth above.

It not possible to predict whether, in what form and with what effective date, the proposed Treasury Regulations will be adopted as final Treasury Regulations or how any such final Treasury Regulations would apply.

All U.S. holders of Check-Cap securities are urged to consult their tax advisors regarding the effects of the PFIC rules on the Israeli Merger, including the impact of any proposed or final Treasury Regulations.

Ownership of New Parent Common Stock

Distributions on New Parent Common Stock

The gross amount of any distribution on New Parent common stock that is made out of New Parent’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) generally will be taxable to a U.S. holder as ordinary dividend income on the date such distribution is actually or constructively received. To the extent that the amount of the distribution exceeds New Parent’s current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a non-taxable return of capital to the extent of the U.S. holder’s tax basis in its New Parent common stock, and thereafter as capital gain recognized on a sale or exchange of New Parent common stock.

Dividends paid by New Parent to a U.S. holder that is a taxable corporation generally will qualify for the dividends received deduction if the requisite holding period is satisfied. In addition, preferential tax rates may apply to dividends paid by New Parent to a non-corporate U.S. holder, provided that certain holding period requirements and other conditions are satisfied.

Sale, Exchange, Redemption or Other Taxable Disposition of New Parent Common Stock

A U.S. holder generally will recognize gain or loss on any sale, exchange, redemption or other taxable disposition of New Parent securities in an amount equal to the difference between (i) the amount realized on the disposition and (ii) such U.S. holder’s adjusted tax basis in such securities. Any gain or loss recognized by a U.S. holder on a taxable disposition of New Parent securities generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. holder’s holding period in such securities exceeds one year at the time of the disposition. Preferential tax rates may apply to long-term capital gains of non-corporate U.S. holders. The deductibility of capital losses is subject to limitations.

Non-U.S. Holders

The section applies to you if you are a non-U.S. holder. For purposes of this discussion, a non-U.S. holder means a beneficial owner (other than a partnership or an entity or arrangement so characterized for U.S. federal income tax purposes) of Check-Cap securities or New Parent securities that is, for U.S. federal income tax purposes:

•	a nonresident alien individual, other than certain former citizens and residents of the United States;

•	a foreign corporation; or

•	a foreign estate or trust;

but generally does not include an individual who is present in the United States for 183 days or more in a taxable year. A holder that is such an individual should consult his or her tax advisor regarding the U.S. federal income tax consequences of the sale or other disposition of Check-Cap ordinary shares or New Parent common stock.

The Israeli Merger

The U.S. federal income tax consequences of the Israeli Merger to non-U.S. holders generally will correspond to the U.S. federal income tax consequences described under “ — U.S. Holders — The Israeli Merger” above, except that, to the extent the Israeli Merger results in a taxable exchange of Check-Cap securities, any gain recognized will not be subject to U.S. federal income tax unless such gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States). Gain that is effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be subject to U.S. federal income tax at the same regular U.S. federal income tax rates applicable to a comparable U.S. holder and, in the case of a non-U.S. holder that is a corporation for U.S. federal income tax purposes, also may be subject to an additional “branch profits tax” at a 30% rate (or a lower treaty rate).

Ownership of New Parent Common Stock

Distributions on New Parent Common Stock

The gross amount of any distribution on New Parent common stock to a non-U.S. holder will, to the extent paid out of New Parent’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles), constitute a dividend and will be subject to a U.S. federal withholding tax on the gross amount of the dividend at a rate of 30%, unless (i) such dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States), or (ii) such non-U.S. holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E, as applicable). To the extent that the amount of the distribution exceeds New Parent’s current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a non-taxable return of capital to the extent of the non-U.S. holder’s tax basis in its New Parent common stock, and thereafter as gain realized from the sale of New Parent common stock, the tax consequences of which would be the same as the consequences of recognizing gain on a sale or other disposition of New Parent common stock as described below under the heading “ — Sale, Exchange, Redemption or Other Taxable Disposition of New Parent common stock.”

Dividends paid by New Parent to a non-U.S. holder that are effectively connected with such non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States) will generally not be subject to U.S. withholding tax, provided such non-U.S. holder complies with certain certification and disclosure requirements (usually by providing an IRS Form W-8ECI). Instead, the effectively connected income will be subject to regular U.S. income tax as if the non-U.S. holder were a U.S. resident, unless an applicable income tax treaty provides otherwise. A corporate non-U.S. holder receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate).

Sale, Exchange, Redemption or Other Taxable Disposition of New Parent Common Stock

Subject to the discussion below under “— Information Reporting and Backup Withholding” and “— FATCA,” a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain recognized on any sale, exchange, redemption or other taxable disposition of New Parent securities unless:

•

such gain is effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States); or

•

New Parent is or has been a “United States real property holding corporation” (“USRPHC”) for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held the applicable New Parent security (referred to herein as the “relevant period”), except, in the case where the New Parent common stock are regularly traded on an established securities market within the meaning of applicable Treasury Regulations (referred to herein as “regularly traded”), the non-U.S. holder is disposing of New Parent common stock and has owned at all times, whether actually or based on the application of constructive ownership rules, 5% or less of the outstanding New Parent common stock within the relevant period. It is unclear how the rules for determining the 5% threshold for this purpose would be applied with respect to the New Parent securities.

Gain described in the first bullet point above will be subject to U.S. federal income tax as if the non-U.S. holder were a U.S. resident, unless an applicable income tax treaty provides otherwise. A corporate non-U.S. holder may also be subject to an additional “branch profits tax” at a rate of 30% (or a lower treaty rate).

With respect to the second bullet point above, New Parent believes that it currently is not, and does not anticipate becoming, a USRPHC. Because the determination of whether New Parent is a USRPHC depends, however, on the fair market value of its “United States real property interests,” relative to the fair market value of its non-U.S. real property interests and other business assets, there can be no assurance New Parent will not become a USRPHC in the future. If, contrary to expectations, New Parent were to become a USRPHC, gain described in the second bullet point above will be subject to U.S. federal income tax as if the non-U.S. holder were a comparable U.S. holder. In addition, the transferee in the sale, exchange, redemption or other taxable disposition may be required to withhold U.S. federal income tax at a rate of 15% of the amount realized upon such sale, exchange, redemption or other taxable disposition.

Information Reporting and Backup Withholding

Information reporting requirements may apply to dividends received (or deemed received) with respect to New Parent securities and the proceeds received on the disposition of New Parent securities effected within the United States (and, in certain cases, outside the United States), in each case other than in the case of U.S. holders that are exempt recipients (such as corporations). Backup withholding may apply to such amounts if the U.S. holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the paying agent) or is otherwise subject to backup withholding. U.S. holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Information returns may be filed with the IRS in connection with, and non-U.S. holders may be subject to backup withholding on amounts received in respect of their New Parent securities in transactions effected in the United States or through certain U.S.-related financial intermediaries, unless the non-U.S. holder furnishes to the applicable withholding agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, as applicable, or the non-U.S. holder otherwise establishes an exemption.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against the U.S. holder’s U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for a refund with the IRS and furnishing any required information.

FATCA

Sections 1471 to 1474 of the Code (commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA”) impose a 30% withholding tax on payments of U.S.-source dividends (including amounts treated as dividends received pursuant to a redemption of stock or a constructive distribution), and subject to the discussion of certain proposed Treasury Regulations below, on the gross proceeds from a sale, exchange or other taxable disposition (including a redemption treated as a sale) of stock that can produce U.S.-source dividends, in each case if paid to “foreign financial institutions” (which is broadly defined for this purpose and generally includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied, or an exemption applies (typically certified as to by the delivery of a properly completed IRS Form W-8BEN-E). Non-U.S. holders located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Non-U.S. holders should consult their tax advisers regarding the possible implications of FATCA upon the sale, exchange, or other taxable disposition of, or distribution with respect to, the New Parent securities.

The IRS released proposed Treasury Regulations that, if finalized in their present form, would eliminate the U.S. federal withholding tax of 30% applicable to the gross proceeds from the sale, exchange or other taxable disposition (including a redemption treated as a sale) of stock. In its preamble to such proposed Treasury Regulations, the IRS stated that taxpayers generally may rely on the proposed Treasury Regulations until final Treasury Regulations are issued.

Material Israeli Tax Consequences of the Business Combination

The following is a summary discussion of certain material Israeli tax considerations in connection with the Business Combination. The following summary is included for general information purposes only and is based upon current Israeli tax law. No assurance can be given that new or future legislation, regulations or interpretations will not significantly change the tax considerations described below, and any such change may apply retroactively. This summary does not discuss all material aspects of Israeli tax consequences that may apply to particular holders of Check-Cap ordinary shares or holders of Keystone common stock in light of their particular circumstances, such as investors subject to special tax rules or other investors referred to below.

Tax matters are very complicated, and the Israeli tax consequences of the Business Combination to Check-Cap securityholders and Keystone securityholders will depend on their particular situation. You are encouraged to consult your tax advisors regarding the specific Israeli tax consequences of the Business Combination applicable to you, including tax return reporting requirements, the applicability of federal, state, local and foreign tax laws and the effect of any proposed change in the tax laws. This discussion is not intended to be a complete analysis or description of all potential tax consequences of the Business Combination.

Israeli Capital Gains Tax

In general, under the Israeli Tax Ordinance, the disposition of shares of an Israeli company or a non-Israeli company substantially all of whose assets are located in Israel is deemed to be a sale of capital assets. The Israeli Tax Ordinance generally imposes a capital gains tax on the sale of capital assets located in Israel, including shares in an Israeli resident company, by both residents and non-residents of Israel, unless a specific exemption is available or unless a treaty for the prevention of double taxation between Israel and the seller’s country of residence provides otherwise.

Under the Israeli Tax Ordinance, the tax rate applicable to capital gains derived from the disposition of shares is generally 25% for Israeli individuals (or 30% in the case of a shareholder who claims a deduction for financing expenses in connection with such shares or is considered a “Significant Shareholder” at any time during the 12-month period preceding such disposition, i.e., such shareholder holds directly or indirectly, including together with others, at least 10% of any means of control in the applicable company), and the corporate tax rate for Israeli corporations is 23%. However, the foregoing tax rates may not apply to individuals who (a) are dealers in securities and/or (b) acquired their shares prior to an initial public offering (and may be subject to a different tax arrangement).

According to the Israeli Tax Ordinance, non-Israeli residents may be exempt from Israeli capital gains tax on any gains derived from the disposition of their shares pursuant to the Business Combination, provided that certain conditions are met (including that such gains are not derived from a permanent establishment of such shareholders in Israel). However, a non-Israeli corporate shareholder will not be entitled to such exemption if Israeli residents (a) have, directly or indirectly, a controlling interest of 25% or more in such non-Israeli corporation or (b) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In addition, under the U.S.-Israel Tax Treaty (the “Treaty”), the sale, exchange or disposition of shares by a person who (i) holds the ordinary shares (or the shares of common stock, as applicable) as a capital asset, (ii) qualifies as a resident of the United States within the meaning of the Treaty and (iii) is entitled to claim the benefits afforded to such resident by the Treaty (such person, a “Treaty U.S. Resident”) will generally be exempt from Israeli capital gain tax. Such exemption will not apply if: (i) such Treaty U.S. Resident is an individual and was present in Israel for a period or periods aggregating 183 days or more during the relevant taxable year; (ii) such Treaty U.S. Resident held, directly or indirectly, shares representing 10% or more of the voting rights of a company during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions; (iii) the capital gain arising from such sale, exchange or disposition can be attributable to a permanent establishment of the shareholder maintained in Israel; (iv) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; or (v) the capital gain arising from such sale, exchange or disposition is attributed to royalties. In each case, the sale, exchange or disposition of shares would be subject to such Israeli tax, to the extent applicable, however, under the Treaty such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits.

Surtax

Individuals who are subject to income tax in Israel are also subject to an additional tax at a rate of 3% on annual income exceeding a certain threshold (NIS 698,280 for 2023), which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to, dividends, interest and capital gain, subject to the provisions of an applicable tax treaty.

Israeli Tax Withholding

Whether or not a particular Check-Cap securityholder or Keystone securityholder is actually subject to Israeli income tax in connection with the Business Combination, absent receipt of an applicable Israeli tax ruling from the ITA prior to Closing, each securityholder will be subject to Israeli withholding tax on the Business Combination consideration unless the securityholder obtains a specific certificate of exemption or a reduced tax rate from the ITA, as described below. The Israeli tax withholding consequences of the Business Combination to Check-Cap securityholders and Keystone securityholders may vary depending upon the particular circumstances of each securityholder and the final tax rulings issued by the ITA.

As discussed below, Keystone and Check-Cap filed applications for various tax rulings with the ITA. Regardless of whether such Israeli tax rulings are obtained from the ITA, any holder of Check-Cap ordinary shares and any holder of Keystone common stock who believes that it is entitled to an exemption from withholding tax (or entitled to a reduced tax rate) may separately apply to the ITA to obtain a certificate of exemption from withholding or an individual tax ruling providing for no withholding or withholding at a reduced tax rate, and submit such certificate of exemption or ruling to the Israeli Paying Agent prior to receiving the Business Combination consideration and at least three business days prior to the date that is 180 days following the Closing. If the Israeli Paying Agent receives a valid exemption certificate or tax ruling prior to such date, then the withholding (if any) of any amounts from the Business Combination consideration will be made only in accordance with the provisions of such Israeli tax certificate or tax ruling.

The Business Combination Agreement contemplates that with respect to Israeli tax, subject to the provisions of the Israeli tax rulings, (i) the consideration payable or otherwise deliverable to each of the holders of Check-Cap ordinary shares and shares of Keystone common stock will be transferred to, and retained by, the Israeli Paying Agent for the respective benefit of such securityholders and delivered to such securityholders in compliance with the withholding requirements under the Business Combination Agreement, and (ii) to the extent that Israeli taxes must be withheld on behalf of such securityholder, the securityholder will provide the Israeli Paying Agent with the cash amount due with regards to such Israeli taxes, within three business days from receipt of a request from the Israeli Paying Agent to make such payment, and in any event prior to the release of the applicable portion of the Business Combination consideration and any other amounts deliverable or payable to the securityholder. In the event that a securityholder fails to provide the Israeli Paying Agent with the full cash amount necessary to satisfy such Israeli taxes within such timeframe, the Israeli Paying Agent will be entitled to sell the securityholder’s retained shares of New Parent common stock, on behalf of and for the benefit of such securityholder, on the open market to a person other than New Parent or any affiliate of New Parent to the extent necessary to satisfy the amount due with regards to such Israeli taxes. Any cash proceeds from any such sale in excess of the amount of Israeli taxes due with respect to such securityholder, net of any expenses, will be delivered to the applicable securityholder and the Israeli taxes will be remitted to the ITA. Any costs or expenses incurred by the Israeli Paying Agent in connection with such sale will be borne by such securityholder.

Please note that the above does not apply with respect to holders of (i) options that are subject to tax pursuant to Section 102 of the Israel Tax Ordinance (“Section 102”) or Section 3(i) of the Israel Tax Ordinance (“Section 3(i)”) or (ii) shares that are subject to tax pursuant to Section 102.

Tax Rulings

Check-Cap Tax Rulings:

Check-Cap has filed with the ITA applications for the following tax rulings. Based on tax rulings issued by the ITA for similar transactions previously consummated by other parties, Check-Cap expects these tax rulings, if and when they are obtained, to provide, among other things, as follows:

104H Tax Ruling

The 104H Tax Ruling should clarify that the obligation to pay capital gains tax on the exchange of the Check-Cap ordinary shares for New Parent common stock will be deferred in accordance with the provisions of Section 104H of the Israeli Tax Ordinance. Under Section 104H, the obligation of those Check-Cap securityholders who elect to be governed by the ruling to pay Israeli capital gains tax on the exchange of the Check-Cap ordinary shares in the Israeli Merger (presumably because they do not qualify for a complete exemption under the Withholding Tax Ruling described in the next paragraph) will be deferred until the earlier of (a) two years after the effective time of the Israeli Merger, with respect to 50% of the shares held by such securityholder, and four years after the effective time of the Israeli Merger, with respect to the other 50% of the shares held by such securityholder, and (b) the date on which such securityholder sells the shares of New Parent common stock it receives in the Israeli Merger (which ruling may be subject to customary conditions regularly associated with such a ruling).

Withholding Tax Ruling (“tzibur me’unyan”)

The Withholding Tax Ruling should (A) confirm that payments to be made to securityholders who (i) acquired their Check-Cap ordinary shares after the listing of the Check-Cap’s ordinary shares on Nasdaq Capital Market on February 19, 2015, (ii) are not “5% securityholders” (as defined below), (iii) are not a registered shareholder, (iv) are not office holders (e.g., director, the chief executive officer and the deputy chief executive officer), and (v) do not elect to be governed by the 104H Tax Ruling, will not be subject to Israeli withholding tax and (B) provide instructions on how Israeli withholding tax will apply with respect to payments to be made pursuant to the Business Combination to securityholders who are not described in clause (A) above (which ruling may be subject to customary conditions regularly associated with such a ruling).

A “5% securityholder” is a securityholder who holds or is entitled to purchase, directly or indirectly, alone or together with a “relative” thereof, one or more of the following: (i) at least 5% of the issued and outstanding share capital of the company in question; (ii) at least 5% of the voting rights of such company; (iii) the right to receive at least 5% of such company’s profits or its assets upon liquidation; and (iv) the right to appoint a director or manager. A “relative” of a person means the spouse, brother, sister, parents, grandparents, descendants and the descendants of the spouse of such person, and the spouse of any of the foregoing.

The above definition is an un-official English translation from the Israeli Tax Ordinance in the Hebrew language, and is provided for convenience purposes only. Please consult your tax advisors to determine the applicability of these definitions to you.

Capital Reduction Tax Ruling

The Capital Reduction Tax Ruling should confirm that the Check-Cap Dividend shall not be classified as a dividend distribution but rather as a capital reduction for Israeli tax purposes (which ruling may be subject to customary conditions regularly associated with such a ruling). Obtaining this ruling is a condition to Keystone’s obligation to close the transaction; however, Keystone could determine to close the Business Combination, even if the ruling is not obtained. In such event, the distribution would be taxed as a dividend, which would reduce the amount of cash distributable to New Parent as a result of this distribution.

Capital Market Tax Ruling

If required by the ITA, Check-Cap will file with the ITA application for the Capital Market Tax Ruling, which should (A) confirm that payments to be made to securityholders who (i) are not covered by the Withholding Tax Ruling, (ii) acquired Check-Cap ordinary shares on or after February 19, 2015, (iii) as of the Closing Date (or another date, if required by the ITA), hold less than five percent (5%) of the share capital of Check-Cap, (iv) did not elect to be governed by the 104H tax Ruling, (v) their portion of the Check-Cap Merger Consideration is not higher than a certain threshold determined under such ruling, (vi) are not registered shareholders, and such securityholders provide declarations pursuant to which (among other conditions), they are not, and at the date of the acquisition of the Check-Cap ordinary shares were not, residents of Israel for tax purposes and such other conditions as determined by the ITA, will not be subject to Israeli withholding tax, and (B) provide instructions on how Israeli withholding tax will apply with respect to payments to be made pursuant to the Business Combination to securityholders who are not described in clause (A) above (which ruling may be subject to customary conditions regularly associated with such a ruling).

Check-Cap Options Tax Ruling

The Check-Cap Options Tax Ruling should (A) confirm that the cancellation of, and the consideration paid with respect to, (i) options and RSUs that are subject to tax pursuant to Section 102 or Section 3(i) and (ii) ordinary shares that are subject to tax pursuant to Section 102, will not be regarded as a violation of the “requisite holding period” (as such term is defined in Section 102) so long as the respective consideration is deposited with the trustee appointed in accordance with Section 102 (the “102 Trustee”) and held by the 102 Trustee until the end of the respective holding period, (B) confirm that the deposit of the respective consideration with the Israeli Paying Agent, the Exchange Agent and the 102 Trustee will not be subject to any withholding obligation, and (C) provide withholding guidelines to the 102 Trustee, including with respect to relocating employees (if any) (which ruling may be subject to customary conditions regularly associated with such a ruling).

If the Check-Cap Options Tax Ruling is not granted prior to the Closing or in accordance with the instructions of the ITA, Check-Cap will obtain prior to the Closing an interim tax ruling confirming, among other things, that Check-Cap and any person acting on its behalf (including the Exchange Agent) will be exempt from Israeli withholding tax in relation to any consideration paid with respect to options, RSUs and ordinary shares that are subject to tax pursuant to Section 102 or Section 3(i).

Each of the Withholding Tax Ruling, 104H Tax Ruling and/or the Capital Market Tax Ruling will be either a separate tax ruling (or rulings) or incorporated as part of the 104H Tax Ruling or the Withholding Tax Ruling.

Keystone Tax Rulings:

Keystone has filed with the ITA applications for the following tax rulings. Based on tax rulings issued by the ITA for similar transactions previously consummated by other parties, Keystone expects these tax rulings, if and when they are obtained, to provide, among other things, as follows:

103T Tax Ruling

The 103T Tax Ruling should confirm that the U.S. Merger is a tax-free merger pursuant to Section 103T of the Israeli Tax Ordinance, subject to statutory or customary terms and conditions regularly associated with such a ruling to be included within the ruling.

The 103T Tax ruling, if obtained, is subject to Keystone, New Parent and their respective securityholders’ compliance with certain requirements under Section 103T of the Israeli Tax Ordinance, which include, among others, a requirement that the securityholders of Keystone and New Parent immediately after the consummation of the U.S. Merger continue to hold rights in New Parent which constitute at least 25% of the total rights in New Parent during the two year period commencing on the closing of the U.S. Merger (the “25% Requirement”), and a requirement that New Parent will hold at least 51% of the total rights in Keystone during such period. In the event that either Keystone, New Parent or their equity holders fail to comply with the conditions of the 103T Tax Ruling, including the 25% Requirement, the U.S. Merger will be deemed a taxable event to all the shareholders of Keystone as of the date of the effective time of the U.S. Merger, unless such securityholders are otherwise exempt from tax under Israeli law or an applicable tax treaty. No assurance can be given that the 25% Requirement or other conditions under the 103T Tax Ruling will be complied with.

To address the conditions of the 103T Tax Ruling, the 103T Trustee shall hold, as soon as practicable after the Closing and during the holding period required under the 103T Tax Ruling or the 103T Interim Tax Ruling (i) at least 25% of the shares and rights of New Parent common stock and (ii) at least 51% of the shares and rights of Keystone common stock, in each case on an outstanding and fully diluted basis, all in accordance with and subject to the provisions of the 103T Tax Ruling. In no event shall the holders of Check-Cap ordinary shares or other Check-Cap securities be required to deposit with the 103T Trustee the shares and rights of New Parent common stock issued thereto pursuant to the Business Combination Agreement.

Keystone Options Tax Ruling

The Keystone Options Tax Ruling should (A) confirm that the assumption of, and the consideration paid with respect to (i) options that are subject to tax pursuant to Section 102 or Section 3(i) and (ii) shares of common stock that are subject to tax pursuant to Section 102, will not be regarded as a violation of the “requisite holding period” (as such term is defined in Section 102) so long as the respective consideration is deposited with the 102 Trustee until the end of the respective holding period, (B) confirm that the deposit of the respective consideration with the Israeli Paying Agent, the Exchange Agent and the 102 Trustee will not be subject to any withholding obligation, and (C) provide withholding guidelines to the 102 Trustee, including with respect to relocating employees (if any) (which ruling may be subject to customary conditions regularly associated with such a ruling).

If the Keystone Options Tax Ruling is not granted prior to the Closing or in accordance with the instructions of the ITA, Keystone will obtain prior to the Closing an interim tax ruling confirming, among other things, that Keystone and any person acting on its behalf (including the Exchange Agent) will be exempt from Israeli withholding tax in relation to any consideration paid with respect to options and common stock that are subject to tax pursuant to Section 102 or Section 3(i).

The Keystone Options Tax Ruling will be either a separate tax ruling (or rulings) or incorporated as part of the 103T Tax Ruling.

Check-Cap, Keystone and New Parent will, and will cause their respective legal and accounting representatives to, coordinate and cooperate with each other in good faith with respect to the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the tax rulings, and will not make any application to the ITA with respect to any matter relating to the Israeli tax rulings without granting such Israeli legal counsels the opportunity to review, comment on and approve the draft applications (which approval will not be unreasonably withheld, delayed or conditioned). The text of the applications for, filing relating to, and the final text of the tax rulings will be subject to the prior written confirmation of Keystone, Check-Cap, New Parent and their counsels, not to be unreasonably withheld, conditioned, or delayed.

NOTE THAT THERE IS NO ASSURANCE THAT SUCH TAX RULINGS WILL BE OBTAINED FROM THE ITA PRIOR TO THE CONSUMMATION OF THE BUSINESS COMBINATION, NOR THAT, IF THEY ARE OBTAINED, THEY WILL PROVIDE THE FOREGOING. IF SUCH TAX RULINGS ARE NOT OBTAINED PRIOR TO SUCH TIME, ISRAELI TAX WILL BE DEDUCTED FROM THE CONSIDERATION PAYABLE PURSUANT TO THE BUSINESS COMBINATION AGREEMENT AT THE APPLICABLE RATES UNDER ISRAELI TAX LAW OR IN ACCORDANCE WITH OTHER INSTRUCTIONS PROVIDED BY THE ITA (OR, WITH RESPECT TO THE CAPITAL REDUCTION RULING, FROM THE AMOUNT DISTRIBUTABLE FROM CHECK-CAP TO NEW PARENT); IF SUCH TAX RULINGS PROVIDE OTHER INSTRUCTIONS THAN THOSE DESCRIBED ABOVE, KEYSTONE, CHECK-CAP AND NEW PARENT WILL COMPLY WITH SUCH TAX RULINGS.

Anticipated Accounting Treatment

The parties expect that the Business Combination will be treated as a reverse recapitalization in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). For accounting purposes Keystone is considered to be acquiring Check-Cap in the Business Combination. This determination is based on the expectation that, immediately following the Business Combination: (i) Keystone’s equity holders will own a substantial majority of the voting rights in New Parent, (ii) Keystone will designate a majority of the initial members of the board of directors of New Parent (as the board will be comprised of those individuals designated by Keystone, provided, however, that Check-Cap shall have the right to designate (x) one (1) initial director of New Parent if the New Parent board of directors as of immediately following the Closing of the U.S. Merger will have up to seven (7) members, and (y) two (2) initial directors of New Parent if the New Parent board of directors as of immediately following the Closing of the U.S. Merger will have more than seven (7) members) and (iii) Keystone’s executive management team will become the management of New Parent and no employees from Check-Cap will be retained. Accordingly, for accounting purposes: (i) the Business Combination will be treated as the equivalent of Keystone issuing stock to acquire the net assets of Check-Cap, (ii) the net assets of Check-Cap will be recorded based upon their fair value in the financial statements at the time of closing, which are primarily comprised of cash and cash equivalents and short-term deposits and therefore expected to approximate the historical carrying value of the assets and (iii) the reported historical operating results of New Parent prior to the Business Combination will be those of Keystone.

Check-Cap Legacy Assets

Following the Closing, any business of Check-Cap remaining prior to the Closing will be discontinued following the Closing. Management of Check-Cap is exploring transferring (including by way of sale, license or other disposition) Check-Cap’s remaining legacy assets (including intellectual property). In the event that Check-Cap shall enter into an agreement for such a sale or other disposition of its legacy assets at or prior to the Closing, the net proceeds received at or prior to the Closing, or to which Check-Cap is contractually entitled to receive within ninety (90) days following the Closing Date (subject to no conditions other than the passage of time), will be included in the calculation of the net cash of Check-Cap and will increase the number of shares of New Parent common stock that the holders of Check-Cap ordinary shares will receive at the Closing. In the event that Check-Cap enters into an agreement prior to or on the Closing to sell or otherwise dispose of its legacy assets but the proceeds therefor will be received more than 90 days after the Closing, New Parent will procure that the net proceeds of such transactions not otherwise distributed before the Closing are (i) distributed as promptly as possible, or (ii) set aside and reserved for future distribution, as applicable, to the relevant Check-Cap Legacy Holders.

Nasdaq Stock Market Listing

New Parent common stock is currently not traded on a stock exchange. New Parent has applied to list the New Parent common stock to be issued in the Business Combination on the Nasdaq Capital Market under the symbol “KSD”.

Transfer Agent and Registrar

The transfer agent and registrar for New Parent common stock is Continental Stock Transfer & Trust Company. The transfer agent and registrar’s address is One State Street Plaza, 30th Floor, New York, NY 10004.

Delisting and Deregistration of Check-Cap Ordinary Shares

If the Business Combination is consummated, Check-Cap ordinary shares will be delisted from Nasdaq and deregistered under the Exchange Act, and Check-Cap will no longer be required to file periodic reports with the Commission.

THE BUSINESS COMBINATION AGREEMENT

Explanatory Note Regarding the Business Combination Agreement

The following section summarizes material provisions of the Business Combination Agreement, which is included in this prospectus as Annex A and is incorporated herein by reference in its entirety. The rights and obligations of each of Check-Cap, Keystone, New Parent and the Merger Subs are governed by the express terms and conditions of the Business Combination Agreement and not by this summary or any other information contained in this prospectus.

The Business Combination Agreement is included in this prospectus to provide you with information regarding its terms and is not intended to provide any factual information about Check-Cap, Keystone, New Parent and the Merger Subs. The Business Combination Agreement contains representations and warranties by each of the parties to the Business Combination Agreement. These representations and warranties have been made solely for the benefit of the other parties to the Business Combination Agreement and:

•	may not be intended as statements of fact, but rather as a way of allocating the risk between the parties in the event the statements therein prove to be inaccurate;

•

have been qualified by certain disclosures that were made between the parties in the Business Combination Agreement, which disclosures are not reflected in the Business Combination Agreement itself; and

•	may apply standards of materiality in a way that is different from what may be viewed as material by you or other investors.

Accordingly, the representations and warranties and other provisions of the Business Combination Agreement should not be read alone, but instead should be read together with the information provided elsewhere in this prospectus. See the section entitled “Where You Can Find Additional Information” beginning on page 326 of this prospectus.

This summary is qualified in its entirety by reference to the Business Combination Agreement.

General

On August 16, 2023, Keystone, Check-Cap, New Parent and the Merger Subs entered into the Business Combination Agreement, pursuant to which Keystone and Check-Cap agreed to combine in a business combination that will result in each of Keystone and Check-Cap becoming a wholly-owned subsidiary of New Parent. Upon the Closing of the Business Combination, the shares of New Parent common stock are expected to be listed on the Nasdaq Capital Market. The principal terms of the Business Combination Agreement are summarized below. Capitalized terms used in this prospectus but not otherwise defined herein have the meanings given to them in the Business Combination Agreement, a copy of which is attached as Annex A hereto and is incorporated by reference herein.

Structure of the Transactions

The transaction is structured as follows:

(a)	On the Closing Date, Israeli Merger Sub will merge with and into Check-Cap (the “Israeli Merger”), with Check-Cap surviving the Israeli Merger as a direct, wholly-owned subsidiary of New Parent; and

(b)

concurrently with or immediately following the Israeli Merger, U.S. Merger Sub will merge with and into Keystone (the “U.S. Merger” and, together with the Israeli Merger, the “Mergers”), with Keystone surviving the U.S. Merger as a direct, wholly-owned subsidiary of New Parent.

Consideration

Pursuant to the Israeli Merger, (i) each issued and outstanding Check-Cap ordinary share will be cancelled and automatically convert into one share of New Parent common stock, (ii) each outstanding Check-Cap option, whether vested or unvested, will automatically expire with no consideration delivered in respect thereof, (iii) each outstanding Check-Cap Vested RSU will be cancelled and will automatically convert into a number of shares of New Parent common stock equal to the number of Check-Cap ordinary shares subject to such Check-Cap RSU, (iv) each outstanding Check-Cap RSU that is unvested will automatically expire with no consideration delivered in respect thereof, (v) each Check-Cap CLA Warrant that is outstanding and unexercised immediately prior to the effective time of the Israeli Merger will automatically expire with no consideration delivered in respect thereof and (vi) each Check-Cap Registered Direct Warrant and Check-Cap Placement Agent Warrant may be exercised by the holders thereof following the effective time of the Israeli Merger or, for a period of thirty days following the effective time of the Israeli Merger, redeemed at the election of the holders thereof for cash in an amount determined based on the Black-Scholes valuation model pursuant to the terms of such warrants. As the Check-Cap Registered Direct Warrants and Check-Cap Placement Agent Warrants are “out of the money” relative to the per share valuation of Check-Cap, it is expected that they will be redeemed in full and the calculation of net cash (as determined in accordance with the Business Combination Agreement) includes a reduction for the aggregate cost of the expected redemptions of such Check-Cap Registered Direct Warrants and Check-Cap Placement Agent Warrants. If any Check-Cap Registered Direct Warrant or Check-Cap Placement Agent Warrant is not redeemed by the end of such thirty-day period, the warrantholder will have the right to receive, upon the exercise of such warrant, that number of shares of New Parent common stock that could have been acquired if such warrant had been exercised for ordinary shares of Check-Cap prior to the effective time of the Israeli Merger, and an allocable portion of any distributions with respect to the sale of Check-Cap’s legacy assets, as further described herein. There can be no assurance that any such sale or distributions will occur.

Pursuant to the U.S. Merger, each issued and outstanding share of Keystone common stock will be cancelled and automatically convert into a number of shares of New Parent common stock calculated based on the Keystone Exchange Ratio, which is equal to (i) the Keystone Implied Share Value (equal to the quotient of (x) $225,000,000 divided by (y) the number of shares of Keystone common stock outstanding as of the Closing Date on a fully-diluted basis), divided by (ii) the Check-Cap Implied Share Value (equal to the quotient of (x) $39,700,000 (subject to adjustment based on Check-Cap’s net cash as of the close of business on the last business day prior to the anticipated Closing Date) divided by (y) the number of Check-Cap ordinary shares outstanding as of the Closing Date on a fully-diluted basis). The number of outstanding shares of each company will be calculated based on the treasury stock method.

Additionally, pursuant to the U.S. Merger, (i) each outstanding Keystone Option, whether vested or unvested, will be converted into an option exercisable for New Parent common stock, and all rights with respect to shares of Keystone common stock underlying such Keystone Options will be automatically converted into rights with respect to shares New Parent common stock, and (ii) each outstanding Keystone Warrant will be converted into a warrant exercisable for New Parent common stock, and all rights with respect to shares of Keystone common stock underlying such Keystone Warrants will be automatically converted into rights with respect to shares New Parent common stock; in each case, with New Parent issuing a number of shares of New Parent common stock, options and warrants in accordance with the Business Combination Agreement. The number of shares of New Parent common stock underlying such options and warrants, as well as the exercise price thereof, will be calculated based on the Keystone Exchange Ratio.

Representations and Warranties

The Business Combination Agreement contains customary representations and warranties made by each of Keystone and Check-Cap regarding: due organization, valid existence, good standing, licensing and qualification of such parties and their subsidiaries; no breach of the respective organizational documents; authority of such parties to enter into and the binding nature of the Business Combination Agreement; the vote of such parties’ shareholders required to approve the transaction; the execution of the Business Combination Agreement not contravening such parties’ respective material contracts and organizational documents, and the required consents for consummation of the Transactions; capitalization of each of such parties; compliance of such parties’ financial statements with accounting standards and the maintenance of systems of internal accounting controls, and absence of investigations regarding financial reporting; absence of material changes to the conduct of the business of such parties; absence of material liabilities not disclosed on such parties’ financial statements; such parties’ ownership and good title to assets used for their business and operations; no ownership of real property, and validity of such parties’ leasehold interests; validity and enforceability of such parties’ respective intellectual property rights; compliance of such parties with applicable privacy and data security laws, and maintenance of privacy policies; validity, enforceability and no violation of such parties’ material agreements, contracts and commitments; compliance with applicable laws, holding of required permits and absence of restrictions on the operation of such parties’ respective businesses; absence of legal proceedings or orders against such parties; due filing of tax returns, payment of outstanding taxes and compliance with applicable tax laws; compliance with employment and labor laws, and compliance of such parties’ existing benefit plans with applicable laws; compliance with applicable environmental laws; enforceability of such parties’ insurance policies and compliance of such parties with the terms thereof; absence of financial advisors to which fees are due in connection with the Transactions; accuracy and completeness of the listing and description of existing transactions with affiliates; with respect to Keystone only, absence of ownership of Check-Cap ordinary shares; and, with respect to Check-Cap only, timeliness and completeness of required SEC filings, absence of shell company status, and existence of foreign private issuer status.

The Business Combination Agreement also contains customary representations and warranties made by each of New Parent and the Merger Subs regarding: due organization, valid existence, good standing, licensing and qualification of such parties and absence of subsidiaries; no breach of the respective organizational documents; authority of such parties to enter into, and the binding nature of, the Business Combination Agreement; the vote of the parties’ shareholders required to approve the transaction; the execution of the Business Combination Agreement not contravening such parties’ respective material contracts and organizational documents; capitalization of each of the parties; no prior operations of such parties prior to entering into the Business Combination Agreement; valid authorization of the issuance of the shares of New Parent common stock in connection with the consummation of the Transactions; and absence of any intention by such parties to liquidate following the consummation of the Transactions.

Material Adverse Effect

Under the Business Combination Agreement, certain representations and warranties of Check-Cap, Keystone, New Parent and the Merger Subs are qualified in whole or in part by materiality thresholds. In addition, certain representations and warranties of Check-Cap, Keystone, New Parent and the Merger Subs are qualified in whole or in part by a material adverse effect standard.

Interim Operating Covenants of Check-Cap

Check-Cap undertook certain covenants under the Business Combination Agreement, including, among others, the following:

•

subject to certain exceptions or as consented to in writing by Keystone, during the period commencing on the date of the Business Combination Agreement and the earlier of the Closing or the termination of the Business Combination Agreement (the “Interim Period”), Check-Cap will use commercially reasonable efforts to conduct its business in the ordinary course and in material compliance with applicable laws and Check-Cap’s material contracts;

•	subject to certain exceptions, during the Interim Period, Check-Cap will not (and not permit its subsidiary to), do any of the following without Keystone’s prior written consent:

•

other than for the Check-Cap Dividend, declare, accrue, set aside or pay any dividend or make any other distribution or repurchase or reacquire any shares of its capital stock or other securities (except from terminated employees, directors or consultants);

•

except as required to give effect to the Business Combination Agreement or in contemplation of the Closing (including the Nasdaq Reverse Split), amend Organizational Documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification, stock split, reverse stock split or similar transaction;

•

other than as required pursuant to any Check-Cap Employee Plan or applicable law, sell, issue, grant, pledge or otherwise dispose of or encumber or authorize the issuance of: (A) any capital stock or other security (except for Check-Cap ordinary shares issued upon the exercise, vesting or settlement of outstanding Check-Cap Options, Check-Cap RSUs or Check-Cap Warrants, as applicable), (B) any option, warrant or right to acquire any capital stock or any other security or (C) any instrument convertible into or exchangeable for any capital stock or other security;

•	form any subsidiary or acquire any interest in any other entity or enter into a joint venture;

•	(A) lend money, (B) incur or guarantee any indebtedness for borrowed money, (C) guarantee any debt securities or (D) make any capital expenditure or commitment in excess of $250,000;

•

(A) adopt, establish or enter into any new Check-Cap Employee Plan, (B) cause or permit any Check-Cap Employee Plan to be amended (except as required by law), (C) pay any bonus or make any profit-sharing or similar payment to (except with respect to obligations pursuant to any Check-Cap Employee Plan and obligations outstanding as of the date of the Business Combination Agreement that are set forth in schedules to the Business Combination Agreement), or materially increase the amount of the compensation or remuneration payable to any employees, directors or consultants or (D) increase the severance or change of control benefits offered to any current or new employees, directors or consultants;

•	enter into any contract with a labor union or collective bargaining agreement;

•

except for the Check-Cap Legacy Transaction, acquire any material asset or sell, lease or otherwise irrevocably dispose of any assets or properties, or grant any encumbrance (other than permitted encumbrances) with respect to such assets or properties;

•	sell, assign, transfer, license, sublicense or otherwise dispose of any material Check-Cap IP Rights, other than pursuant to non-exclusive licenses in the ordinary course of business;

•

make (other than consistent with past practice), change or revoke any material tax election; file any material amendment to any tax return in a manner that is materially inconsistent with past practice or adopt or change any material accounting method in respect of taxes;

•	waive, release, settle, compromise or otherwise resolve any legal proceeding;

•	limit the right of Check-Cap or its subsidiary to engage in any line of business or in any geographic area, to develop, market or sell products or services, or to compete with any person;

•	fail to maintain in full force and effect in all material respects, or fail to replace or renew, the insurance policies of Check-Cap and its subsidiary;

•	convert Check-Cap to any form of legal entity other than a corporation; or

•	agree, resolve or commit to do any of the foregoing.

Interim Operating Covenants of Keystone

Keystone undertook certain covenants under the Business Combination Agreement, including, among others, the following:

•

subject to certain exceptions or as consented to in writing by Check-Cap, during the Interim Period, Keystone will use commercially reasonable efforts to conduct its business in the ordinary course and in material compliance with applicable laws and Keystone’s material contracts;

•	subject to certain exceptions, during the Interim Period, Keystone will not (and not permit its subsidiary to), do any of the following without Check-Cap’s prior written consent:

•

declare, accrue, set aside or pay any dividend or make any other distribution, or repurchase, redeem or otherwise reacquire any shares of Keystone common stock or other securities (except from terminated employees, directors or consultants);

•

other than in the ordinary course of business, except as expressly required by the Business Combination Agreement in contemplation of the Closing, amend Organizational Documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

•

other than in the ordinary course of business or as required pursuant to any Keystone Employee Plan or applicable Law, sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any foregoing action with respect to: (A) any capital stock or other security of Keystone or its subsidiaries (except for shares of outstanding Keystone common stock issued upon the exercise or vesting of Keystone Options or Keystone Warrants), (B) any option, warrant or right to acquire any capital stock or any other security or (C) any instrument convertible into or exchangeable for any capital stock or other security of Keystone or its subsidiaries;

•	other than in the ordinary course of business, form any subsidiary or acquire any interest in any other entity or enter into a joint venture;

•

other than in the ordinary course of business, (A) lend money, (B) incur or guarantee any indebtedness for borrowed money, other than in the ordinary course of business, (C) guarantee any debt securities or (D) make any capital expenditure or commitment in excess of $250,000;

•

other than in the ordinary course of business: (A) adopt, establish or enter into any new Keystone Employee Plan, (B) cause or permit any Keystone Employee Plan to be amended (except as required by law or as provided in the Business Combination Agreement), (C) pay any bonus or make any profit-sharing or similar payment to (except with respect to obligations pursuant to any Keystone Employee Plan), or materially increase the amount of the compensation or remuneration payable to, any directors, officers or employees or (D) increase the severance or change of control benefits offered to any current or new employees, directors or consultants;

•

acquire any material asset or sell, lease or otherwise irrevocably dispose of any assets or properties, or grant any encumbrance (other than permitted encumbrances) with respect to such assets or properties, except in the ordinary course of business;

•	sell, assign, transfer, license, sublicense or otherwise dispose of any material Keystone IP Rights (other than pursuant to non-exclusive licenses in the ordinary course of business);

•

other than consistent with past practice other than in the ordinary course of business, make, change or revoke any material tax election; file any material amendment to any tax return or adopt or change any material accounting method in respect of taxes;

•	other than in the ordinary course of business, waive, release, settle, compromise or otherwise resolve any legal proceeding;

•

other than in the ordinary course of business, limit the right of Keystone or its subsidiaries to engage in any line of business or in any geographic area, to develop, market or sell products or services, or to compete with any persons;

•	fail to maintain in full force and effect in all material respects, or fail to replace or renew, the insurance policies of Keystone and its subsidiaries;

•	convert Keystone to any form of legal entity other than a corporation; or

•	agree, resolve or commit to do any of the above.

Mutual Covenants of the Parties

Each of the parties made certain covenants under the Business Combination Agreement, including, among others, the following:

•	using commercially reasonable efforts to consummate the Business Combination and obtain all permits, consents, approvals, authorizations and qualifications;

•

purchase and have in place at the Closing a “tail” policy providing directors’ and officers’ liability insurance coverage for the benefit of those persons who are covered by the directors’ and officers’ liability insurance policies maintained by Check-Cap or Keystone as of the Closing;

•	refrain from making relevant public announcements without the other party’s approval;

•	cooperating in connection with certain tax matters and filings; and

•

causing certain stockholders agreements, voting agreements, registration rights agreements, co-sale agreements and any other similar contracts among each of Keystone or Check-Cap, on the one hand, and their respective shareholders, on the other, to be terminated immediately prior to the Closing.

No Solicitation

Each of Check-Cap and Keystone have agreed that, during the Interim Period, neither it nor any of its subsidiaries shall, nor shall it or any of its subsidiaries authorize any of its representatives to, directly or indirectly: (i) solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry (other than, solely in response to an inquiry not solicited in breach of this paragraph), (ii) furnish any non-public information regarding, or cooperate with or provide access to the properties, personnel, books and records of, such party to any person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry, (iii) participate or engage in discussions or negotiations with any person with respect to any Acquisition Proposal or Acquisition Inquiry, (iv) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Acquisition Proposal (except as otherwise permitted under the Business Combination Agreement) or (v) execute or enter into any letter of intent or any contract contemplating or otherwise relating to any Acquisition Transaction (subject to termination of the Business Combination Agreement as set forth therein); provided, however, that, notwithstanding the foregoing and subject to compliance therewith, (x) if at any time prior to the approval of the Check-Cap Shareholder Transaction Matters by the Check-Cap Shareholder Transaction Approval, Check-Cap or Keystone receives an Acquisition Proposal or Acquisition Inquiry from any person that did not result from a breach by such party or any of its representatives of this paragraph in any material respect, such party and/or its representatives may contact such person and/or its representatives solely to ascertain facts or clarify terms so that such party’s board of directors may become fully informed with respect to the terms and conditions of such Acquisition Proposal or Acquisition Inquiry, and (y) such party and its representatives may furnish non-public information regarding such party and its respective subsidiaries to, and enter into discussions or negotiations with, any person in response to a bona fide written Acquisition Proposal by such person which such party’s board of directors determines in good faith, after consultation with its financial advisors and outside legal counsel, constitutes, or is reasonably likely to result in, a Superior Offer (and which is not withdrawn) if: (A) neither party nor any of its representatives shall have breached this paragraph in any material respect, (B) solely with respect to Check-Cap, the Check-Cap board concludes in good faith, based on the advice of its outside legal counsel and after consultation with its financial advisors, that the failure to take such action would reasonably be expected to be inconsistent with the Check-Cap board’s fiduciary duties under applicable law, (C) such party receives from such person an executed Acceptable Confidentiality Agreement and (D) solely with respect to Check-Cap, at least two (2) business days prior to furnishing any such nonpublic information to, or entering into discussions with, such person, Check-Cap (i) gives Keystone written notice of the identity of such person and such party’s intention to furnish nonpublic information and (ii) furnishes such nonpublic information to Keystone (to the extent such information has not been previously furnished by Check-Cap to Keystone or its representatives). Without limiting the generality of the foregoing, each party acknowledged and agreed that, in the event any representative of such party takes any action that, if taken by such party would constitute a breach of this paragraph by such party, the taking of such action by such representative shall be deemed to constitute a breach of this paragraph by such party for purposes of the Business Combination Agreement.

Each of Check-Cap and Keystone have agreed that, if any of them or any representative thereof receives an Acquisition Proposal or Acquisition Inquiry at any time during the Interim Period, then such party shall promptly (and in no event later than three (3) business days after such party becomes aware of such Acquisition Proposal or Acquisition Inquiry) advise the other parties orally and in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the person making or submitting such Acquisition Proposal or Acquisition Inquiry and the material terms thereof). Such party shall keep the other parties reasonably informed with respect to the status and terms of any such Acquisition Proposal or Acquisition Inquiry and any material modifications thereto.

Each of Check-Cap and Keystone have agreed to, and to cause its subsidiaries and representatives to, immediately cease and cause to be terminated any existing discussions, negotiations and communications with any person that relate to any Acquisition Proposal or Acquisition Inquiry as of the date of the Business Combination Agreement and request the destruction or return of any nonpublic information provided to such person.

Change in Recommendation

Check-Cap has agreed that, subject to the below paragraph, (i) the Check-Cap board shall recommend that the Check-Cap shareholders vote to approve the Check-Cap Shareholder Transaction Matters and shall use commercially reasonable efforts to solicit such approval within the timeframe set forth in the Business Combination Agreement, including engaging a proxy solicitor at its sole expense to solicit from the Check-Cap shareholders proxies in favor of the Check-Cap Shareholder Transaction Matters, (ii) the Proxy Statement shall include a statement to the effect that the Check-Cap board recommends that the Check-Cap Shareholders vote to approve the Check-Cap Shareholder Transaction Matters (the recommendation of the Check-Cap board being referred to as the “Check-Cap Board Recommendation”) and (iii) the Check-Cap Board Recommendation shall not be withheld, amended, withdrawn or modified (and the Check-Cap board shall not publicly propose to withhold, amend, withdraw or modify the Check-Cap Board Recommendation) in a manner adverse to Keystone, and no resolution by the Check-Cap board or any committee thereof to withdraw or modify the Check-Cap Board Recommendation in a manner adverse to Keystone or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal shall be adopted or proposed (the actions set forth in the foregoing clause (iii), collectively, a “Check-Cap Board Adverse Recommendation Change”).

Notwithstanding anything to the contrary contained in the foregoing paragraph, and subject to compliance with the Business Combination Agreement, if at any time prior to the approval of Check-Cap Shareholder Transaction Matters by the Check-Cap Shareholder Transaction Approval, (i) Check-Cap receives a bona fide written Acquisition Proposal which the Check-Cap board determines in good faith, after consultation with its financial advisors and outside legal counsel, constitutes a Superior Offer or (ii) as a result of a material development or change in circumstances (other than any such event, development or change to the extent related to any Acquisition Proposal, Acquisition Inquiry or the consequences thereof) that affects the business, assets or operations of Check-Cap that occurs or arises after the date of the Business Combination Agreement and was not known to or reasonably foreseeable by the Check-Cap board prior to the date hereof (a “Check-Cap Intervening Event”), the Check-Cap board may make a Check-Cap Board Adverse Recommendation Change if, and only if: (x) in the case of any such Acquisition Proposal which the Check-Cap board determines constitutes a Superior Offer, the Check-Cap board determines in good faith, based on the advice of outside legal counsel and after consultation with its financial advisors, that the failure to make a Check-Cap Board Adverse Recommendation Change would reasonably be expected to be inconsistent with its fiduciary duties under applicable law (provided, however, that the actions of the Check-Cap board solely in making such determination and such determination in and of itself shall not constitute a Check-Cap Board Adverse Recommendation Change or a violation of this paragraph); provided that prior to making such Check-Cap Board Adverse Recommendation Change, (1) Keystone shall receive written notice from Check-Cap of Check-Cap’s intention to make a Check-Cap Board Adverse Recommendation Change at least four (4) business days in advance of the date on which the Check-Cap board proposes to take such action (the “Notice Period”), which notice shall contain a description in reasonable detail of the reasons for such Check-Cap Board Adverse Recommendation Change, and shall include (to the extent provided to and in the possession of Check-Cap or its representatives) written copies of any relevant proposed transaction agreements with any party making the applicable Acquisition Proposal (provided, however, that the sole action of giving such notice and of the Check-Cap board in authorizing and disclosing such notice shall not constitute a Check-Cap Board Adverse Recommendation Change or a violation of this paragraph), (2) during any Notice Period, Keystone shall be entitled to deliver to Check-Cap one or more counterproposals to such Acquisition Proposal and Check-Cap shall, and shall cause its representatives to, negotiate with Keystone in good faith (to the extent Keystone desires to negotiate) to make such adjustments in the terms and conditions of the Business Combination Agreement so that the applicable Acquisition Proposal ceases to constitute a Superior Offer and (3) in the event of any material amendment to such Acquisition Proposal (including any revision in the purchase price or valuation, as applicable, or percentage of the combined company that the Check-Cap Shareholders would receive as a result of such Acquisition Proposal), Check-Cap shall be required to provide Keystone with notice of such material amendment and the Notice Period shall be renewed to ensure that at least two (2) business days remain in the Notice Period following such notification, and the parties shall comply again with the requirements of this paragraph and the Check-Cap board shall not make a Check-Cap Board Adverse Recommendation Change prior to the end of such Notice Period as so extended (it being understood that there may be multiple extensions of the Notice Period in the event of multiple material amendments to such Acquisition Proposal); or (y) in the case of a Check-Cap Intervening Event, the Check-Cap board determines in good faith, based on the advice of its outside legal counsel, that the failure to make a Check-Cap Board Adverse Recommendation Change would reasonably be expected to be inconsistent with its fiduciary duties under applicable law; provided, that prior to making such Check-Cap Board Adverse Recommendation Change, Keystone receives written notice from Check-Cap of Check-Cap’s intention to make a Check-Cap Board Adverse Recommendation Change at least four (4) business days in advance of the date on which the Check-Cap board proposes to take such action, which notice shall describe in reasonable detail the material facts and circumstances related to the applicable Check-Cap Intervening Event and state expressly that the Check-Cap board intends to make a Check-Cap Board Adverse Recommendation Change in connection therewith.

Check-Cap’s obligation to call, give notice of and hold the Check-Cap Shareholder Meeting in accordance with the Business Combination Agreement shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or Acquisition Proposal (subject to termination of the Business Combination Agreement pursuant to its terms), or any withdrawal or modification of the Check-Cap Board Recommendation.

Check-Cap and the Check-Cap board are not prohibited from (i) complying with Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act (or any communication required under Israeli law with substantially similar content) or Section 329 of the Israeli Companies Law, or (ii) making any disclosure to the Check-Cap shareholders if the Check-Cap board has reasonably determined in good faith after consultation with Check-Cap’s outside legal counsel and financial advisors that the failure to do so would reasonably be expected to be inconsistent with the fiduciary duties of the members of the Check-Cap board to the Check-Cap shareholders under Israeli law; provided, however, that any such disclosure referred to in clauses (i) or (ii) that relates to a Superior Offer shall be deemed to be a Check-Cap Board Adverse Recommendation Change unless (x) the Check-Cap board expressly reaffirms the Check-Cap Board Recommendation in such disclosure or (y) such disclosure is a “stop, look and listen” communication to the Check-Cap shareholders pursuant to Rule 14d-9(b) promulgated under the Exchange Act, or any communication under Israeli law with substantially similar content; provided, further, that this paragraph shall not permit the Check-Cap board to make a Check-Cap Board Adverse Recommendation Change except to the extent otherwise permitted under the Business Combination Agreement.

For purposes of this summary, the capitalized terms have the following meanings:

“Acceptable Confidentiality Agreement” means a confidentiality agreement containing terms not materially less restrictive in the aggregate to the counterparty thereto than the terms of that certain confidentiality agreement dated May 9, 2023, between Keystone and Check-Cap; provided that an Acceptable Confidentiality Agreement need not include any “standstill”, non-solicitation, no hire or similar provision that prohibit or impose limitations on the making of an Acquisition Proposal or Acquisition Inquiry. Notwithstanding the foregoing, a person who has previously entered into a confidentiality agreement with Check-Cap or Keystone, as applicable, relating to a potential Acquisition Proposal shall not be required to enter into a new or revised confidentiality agreement, and such existing confidentiality agreement shall be deemed to be an Acceptable Confidentiality Agreement.

“Acquisition Inquiry” means, with respect to a party to the Business Combination Agreement, an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by Keystone or any of its affiliates, on the one hand, or Check-Cap or any of its affiliates, on the other hand, to the other party) that could reasonably be expected to lead to an Acquisition Proposal.

“Acquisition Proposal” means, with respect to a Party, any offer or proposal, whether written or oral (other than an offer or proposal made or submitted by or on behalf of Keystone or any of its Affiliates, on the one hand, or by or on behalf of Check-Cap or any of its Affiliates, on the other hand, to the other Party) contemplating or otherwise relating to any Acquisition Transaction with such Party.

“Acquisition Transaction” means any transaction or series of related transactions involving (a) any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (i) in which a party to the Business Combination Agreement is a constituent entity, (ii) in which a person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of persons directly or indirectly acquires beneficial or record ownership of securities representing more than 25% of the outstanding securities of any class of voting securities of a party to the Business Combination Agreement or any of its subsidiaries or (iii) in which a party to the Business Combination Agreement or any of its subsidiaries issues securities representing more than 25% of the outstanding securities of any class of voting securities of such party or any of its subsidiaries; or (b) any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 25% or more of the consolidated book value or the fair market value of the assets of a party to the Business Combination Agreement and its subsidiaries, taken as a whole. For the avoidance of doubt, in no event shall a Check-Cap Legacy Transaction be deemed an Acquisition Transaction.

“Check-Cap Shareholder Transaction Approval” means the affirmative vote of the holders of at least a majority of the Check-Cap ordinary shares represented at the Check-Cap Shareholder Meeting entitled to vote and voting thereon to approve and adopt the Israeli Merger, the Business Combination Agreement and the Business Combination.

“Keystone Stockholder Written Consent” means an action by written consent (in form and substance reasonably acceptable to Check-Cap) of holders of a majority of the outstanding shares of Keystone common stock to approve and adopt the U.S. Merger, the Business Combination Agreement and the Business Combination.

“Permitted Alternative Agreement” means a definitive agreement that contemplates or otherwise relates to an Acquisition Transaction that constitutes a Superior Offer.

“Superior Offer” means an unsolicited bona fide written Acquisition Proposal (with all references to 25% in the definition of Acquisition Transaction being treated as references to 50% for these purposes) that: (a) was not obtained or made as a direct or indirect result of a breach of (or in violation of) the Business Combination Agreement and (b) is on terms and conditions that the Keystone board or the Check-Cap board, as applicable, determines in good faith, following consultation with their respective outside legal counsel and financial advisors, and based on such matters that Keystone board or the Check-Cap board, as applicable, deems relevant (including the likelihood of consummation thereof and the financing terms thereof), are more favorable, from a financial point of view, to the Keystone stockholders or the Check-Cap shareholders, as the case may be, than the terms of the Business Combination (in the case of Check-Cap, also taking into account any written offer by Keystone to amend the terms of the Business Combination Agreement).

Check-Cap Legacy Transaction

Notwithstanding Check-Cap’s covenants set forth in the BCA regarding the operation of Check-Check’s business during the Interim Period, the parties agreed that, subject to certain conditions as set forth in the Business Combination Agreement, Check-Cap may engage in the (i) sale, license, sub-license, transfer, disposition, divestiture or other monetization transaction, grant of any right with respect to, and/or winding down of certain of Check-Cap’s legacy business and/or (ii) sale, license, sub-license, transfer, divestiture or other monetization transaction, grant of any right with respect to, or other disposition of certain of Check-Cap’s legacy assets (a “Check-Cap Legacy Transaction”).

In the event that Check-Cap shall enter into a Check-Cap Legacy Transaction at or prior the Closing, the net proceeds received at or prior to the Closing, or which Check-Cap is contractually entitled to receive within ninety (90) days following Closing Date (subject to no conditions other than the passage of time), will be included in the calculation of the net cash of Check-Cap as of the Closing and will increase the number of shares of New Parent common stock that the holders of Check-Cap ordinary shares will receive at the Closing.

If Check-Cap enters into a Check-Cap Legacy Transaction at any time prior to or on the Closing but the proceeds thereof will be received more than 90 days after the Closing, then New Parent will procure that the net proceeds of such transactions not otherwise distributed before the Closing are (i) distributed as promptly as possible (and in any event not later than the later of (x) 90 days following the date on which such consideration is received by the Israeli Surviving Company (or any successor thereof) or (y) 90 days following the Closing) to the holders of Check-Cap ordinary shares and Check-Cap Vested RSUs, in each case, that are issued and outstanding and as of immediately prior to the Closing, and (ii) reserved and set aside for the benefit of holders of the non-redeemed Check-Cap Registered Direct Warrants and Check-Cap Placement Agent Warrants for distribution upon exercise of such warrants (such holders of Check-Cap ordinary shares and Check-Cap Vested RSUs, that are issued and outstanding and as of immediately prior to the Closing, together with the holders of non-redeemed Check-Cap Registered Direct Warrants and Check-Cap Placement Agent Warrants, the “Check-Cap Legacy Holders”).

If Check-Cap enters into a Check-Cap Legacy Transaction at any time prior to or on the Closing, it shall appoint a representative of the Check-Cap Legacy Holders to represent them in connection with the Check-Cap Legacy Transaction, including vis-à-vis the third party in such transaction and to determine the timing and amount of the distribution of the net proceeds arising from such transaction. No person will have any cause of action against New Parent, the Israeli Surviving Company or any of their respective directors, officers, employees, agents or affiliates for any action taken by them in reliance of such representative of the Check-Cap Legacy Holders.

Proxy/Registration Statement

Check-Cap, Keystone and New Parent agreed that, as promptly as reasonably practicable after the execution of the Business Combination Agreement, they will prepare, and New Parent will file with the SEC, this prospectus relating to the Business Combination.

Check-Cap agreed that, as promptly as reasonably practicable after the execution of the Business Combination Agreement, it will prepare (in cooperation with Keystone) a proxy statement relating to the Check-Cap Shareholder Meeting.

ISA Approval

New Parent agreed, promptly following execution of the Business Combination Agreement, to prepare (in coordination with Check-Cap) and file with the ISA an application for (and will use commercially reasonable efforts to obtain) an exemption and no-action letter from the ISA from the requirements of the Israeli Securities Law concerning the publication of a prospectus in Israel in respect of the offering of the shares of New Parent common stock to be issued to the Check-Cap shareholders and, to the extent necessary, the Keystone stockholders to whom the Israeli Securities Law applies. On September 14, 2023, New Parent filed an application with the ISA for such exemption and no-action letter, and on November 6, 2023, the ISA provided New Parent such exemption and no-action letter.

Check-Cap Listing

Check-Cap has agreed to use commercially reasonable efforts to ensure that the Check-Cap ordinary shares remain listed on Nasdaq during the Interim Period and to satisfy any applicable initial and continuing listing requirements of Nasdaq.

Nasdaq Reverse Split

If deemed necessary by the parties, Check-Cap will submit to its shareholders a proposal to approve and adopt an amendment to Check-Cap’s articles of association to authorize the Check-Cap board to effect a reverse share split of all outstanding Check-Cap ordinary shares, at a reverse share split ratio in the range mutually agreed to by Check-Cap and Keystone, for the purpose of maintaining compliance with Nasdaq listing standards.

Check-Cap Dividend

As promptly as practicable following the public announcement by Check-Cap of the Business Combination Agreement, Check-Cap will (i) prepare and file with the applicable Israeli District Court (in coordination with New Parent) a request for approval pursuant to the Israeli Companies Law of the distribution, subject to and following the Closing, of a dividend in the aggregate amount of $21,300,000, being Check-Cap’s estimated cash as of the Closing, including an amount for the redemption of all of the Check-Cap redeemable warrants, net of estimated liabilities of Check-Cap, i.e., the foreseeable obligations of Check-Cap through closing, which will be distributable by the Israeli Surviving Company following the Closing, subject to the approval of the Israeli District Court (such approval, the “Check-Cap Dividend Court Approval” and such dividend, the “Check-Cap Dividend”), and (ii) take such other steps as are reasonably necessary in connection therewith.

Directors of New Parent

Keystone and Check-Cap shall cause the initial directors of New Parent and the initial officers of New Parent as of immediately following the Closing to be comprised of those individuals designated by Keystone, provided that Check-Cap shall have the right to designate (i) one (1) initial director of New Parent if the New Parent board of directors as of immediately following the Closing shall have up to seven (7) members, and (ii) two (2) initial directors of New Parent if the New Parent board of directors as of immediately following the Closing shall have more than seven (7) members.

Conditions to Closing

Mutual Conditions

The obligations of the Check-Cap, Keystone, New Parent and the Merger Subs to consummate the Business Combination are subject to the satisfaction or waiver of the following conditions:

(a)

the Registration Statement having become effective under the Securities Act, and not being subject to any stop order (or proceeding or threatened proceeding seeking a stop order) with respect to the Registration Statement that has not been withdrawn;

(b)

no injunction or other order preventing the consummation of the Business Combination having been issued by any governmental authority and remaining in effect, and there being no law which has the effect of making the consummation of the Business Combination illegal;

(c)	(i) Check-Cap having obtained the Check-Cap Shareholder Transaction Approval and (ii) Keystone having obtained the Keystone Stockholder Transaction Approval;

(d)

Nasdaq listing approval with respect to New Parent common stock having been obtained, and the shares of New Parent common stock to be issued in the Business Combination pursuant to the Business Combination Agreement having been approved for listing (subject to official notice of issuance) on Nasdaq;

(e)

any waiting period applicable to the consummation of the Business Combination under any applicable antitrust law having expired or been terminated (although no antitrust filings are required in connection with the Business Combination);

(f)

at least fifty (50) days having elapsed after the delivery by Check-Cap and of Israeli Merger Sub to the Israeli Companies Registrar of a merger proposal (in Hebrew language) prepared in accordance with Section 316 of the Companies Law, and at least thirty (30) days having elapsed after the Check-Cap Shareholder Transaction Approval, and the Israeli Companies Registrar having issued the Certificate of Israeli Merger;

(g)	the exemption and no-action letter from the ISA having been obtained; and

(h)

the following rulings having been obtained: (i) the 104H Tax Ruling (or if the 104H Tax Ruling is not obtained prior to the Closing, the 104H Interim Tax Ruling); (ii) the Withholding Tax Ruling (if not incorporated as part of the 104H Tax Ruling); (iii) the Check-Cap Options Tax Ruling (or if the Check-Cap Options Tax Ruling is not obtained prior to the Closing, the Check-Cap Interim Options Tax Ruling); (iv) the 103T Tax Ruling (or if the 103T Tax Ruling is not obtained prior to the Closing, the 103T Interim Tax Ruling); (v) the Keystone Options Tax Ruling (or if the Keystone Options Tax Ruling is not obtained prior to the Closing, the Keystone Interim Options Tax Ruling); and (vi) the Capital Market Tax Ruling (if required by the ITA and if not incorporated as part of the 104H Tax Ruling or the Withholding Tax Ruling).

Check-Cap

The obligations of Check-Cap to consummate the Business Combination are subject to the satisfaction or waiver of the following additional conditions:

(a)	Representations and Warranties

a.

The Keystone Fundamental Representations having been accurate and complete in all material respects (without giving effect to any references therein to any Keystone Material Adverse Effect or other materiality qualifications) as of the date of the Business Combination Agreement and being accurate and complete on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties being accurate and complete as of such date).

b.

The Keystone Capitalization Representations having been accurate and complete in all respects as of the date of the Business Combination Agreement and being accurate and complete on and as of the Closing Date with the same force and effect as if made on and as of such date, except, in each case, (a) for such inaccuracies which are de minimis, individually or in the aggregate, or (b) for those representations and warranties which address matters only as of a particular date (which representations and warranties have been accurate and complete, subject to the qualifications as set forth in the preceding clause (a)), as of such particular date.

c.

The other representations and warranties of Keystone contained in the Business Combination Agreement having been accurate and complete as of the date of the Business Combination Agreement and being accurate and complete on and as of the Closing Date with the same force and effect as if made on the Closing Date except (i) in each case, or in the aggregate, where the failure to be so accurate and complete would not reasonably be expected to have a Keystone Material Adverse Effect (without giving effect to any references therein to any Keystone Material Adverse Effect or other materiality qualifications) or (ii) for those representations and warranties which address matters only as of a particular date (which representations have been accurate and complete, subject to the qualifications as set forth in the preceding clause (i)), as of such particular date;

(b)

each of Keystone, New Parent and each of the Merger Subs having performed or complied with in all material respects all covenants required to be performed or complied with by it under the Business Combination Agreement;

(c)	Check-Cap having received certain certificates and documents from Keystone as required pursuant to the Business Combination Agreement;

(d)	The absence of any Keystone Material Adverse Effect since the execution of the Business Combination Agreement;

(e)	The Keystone Investor Agreements having been terminated;

(f)	Keystone having delivered counterparts of the Registration Rights Agreement duly executed by each of the Holders (as defined in the Registration Rights Agreement);

(g)	New Parent having delivered a completed and duly executed undertaking toward the Israel Innovation Authority in customary form; and

(h)	Keystone having delivered an amendment to the Keystone 2021 SPA as set forth in the Business Combination Agreement, which Keystone delivered to Check-Cap in September 2023.

Keystone, New Parent and the Merger Subs

The obligations of Keystone, New Parent and the Merger Subs to consummate the Business Combination are subject to the satisfaction or waiver of the following additional conditions:

(a)	Representations and Warranties

a.

The Check-Cap Fundamental Representations having been accurate and complete in all material respects (without giving effect to any references therein to any Check-Cap Material Adverse Effect or other materiality qualifications) as of the date of the Business Combination Agreement and being accurate and complete on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties being accurate and complete as of such date).

b.

The Check-Cap Capitalization Representations having been accurate and complete as of the date of the Business Combination Agreement and being accurate and complete on and as of the Closing Date with the same force and effect as if made on and as of such date, except, in each case, (a) for such inaccuracies which are de minimis, individually or in the aggregate, or (b) for those representations and warranties which address matters only as of a particular date (which representations and warranties have been accurate and complete, subject to the qualifications as set forth in the preceding clause (a)), as of such particular date.

c.

The other representations and warranties of Check-Cap contained in the Business Combination Agreement having been accurate and complete as of the date of the Business Combination Agreement and being accurate and complete on and as of the Closing Date with the same force and effect as if made on the Closing Date except (i) in each case, or in the aggregate, where the failure to be accurate and complete would not reasonably be expected to have a Check-Cap Material Adverse Effect (without giving effect to any references therein to any Check-Cap Material Adverse Effect or other materiality qualifications) or (ii) for those representations and warranties which address matters only as of a particular date (which representations have been accurate and complete, subject to the qualifications as set forth in the preceding clause (i)), as of such particular date;

(b)	Check-Cap having performed or complied with in all material respects all of its covenants required to be performed or complied with by it under the Business Combination Agreement;

(c)	Keystone having received certain certificates and documents from Check-Cap as required pursuant to the Business Combination Agreement;

(d)	The absence of any Check-Cap Material Adverse Effect since the execution of the Business Combination Agreement;

(e)	Keystone having received copies of all documentation for each Check-Cap Legacy Transaction entered into by Check-Cap;

(f)	Check-Cap having taken all actions necessary to terminate the employment and consulting relationship of, and with each of, the Check-Cap Terminating Personnel effective no later than the Closing Date;

(g)

The Check-Cap ordinary shares being listed on Nasdaq and no stop order or suspension of trading having been imposed or threatened in writing by any Governmental Authority or self-regulatory organization with respect to the public trading of the Check-Cap ordinary shares;

(h)	The Check-Cap Dividend Court Approval having been obtained;

(i)	Check-Cap having delivered to Keystone a written notice to be submitted to the Israel Innovation Authority; and

(j)	The Capital Reduction Tax Ruling relating to the Check-Cap Dividend having been obtained.

Termination

The Business Combination Agreement may be terminated and the Business Combination abandoned prior to the Closing Date as follows:

(a)	by mutual written consent of Check-Cap and Keystone;

(b)

by either Check-Cap or Keystone if the Mergers will not have been consummated by January 31, 2024 (as potentially extended as described as follows, the “Agreement End Date”); provided that in the event that the SEC has not declared effective the Registration Statement by the date which is sixty (60) days prior to the Agreement End Date, the Agreement End Date will automatically be extended one (1) time for an additional three (3) months;

(c)

with certain exceptions, by either Check-Cap or Keystone if a governmental authority will have issued a final and nonappealable order, or will have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Business Combination;

(d)	by Check-Cap if the Keystone Stockholder Written Consent is not delivered to Check-Cap within twenty-four (24) hours following the execution and delivery of the Business Combination Agreement;

(e)

by either Check-Cap or Keystone if (i) the Check-Cap Shareholder Meeting will have been held and completed and the Check-Cap shareholders will have taken a final vote on the Check-Cap Shareholder Transaction Matters and (ii) the Check-Cap Shareholder Transaction Matters will not have been approved at the Check-Cap Shareholder Meeting by the Check-Cap Shareholder Transaction Approval;

(f)

by Keystone (at any time prior to the approval of the Check-Cap Shareholder Transaction Matters by the Check-Cap Shareholder Transaction Approval) if a Check-Cap Board Adverse Recommendation Change will have occurred;

(g)

by Check-Cap, upon a breach of any representation, warranty, covenant or agreement of Keystone, New Parent or the Merger Subs set forth in the Business Combination Agreement or if any representation or warranty of Keystone, New Parent or the Merger Subs will have become inaccurate, in either case, such that certain conditions set forth in the Business Combination Agreement would not be satisfied as of the time of such breach or as of the time such representation or warranty will have become inaccurate, subject to certain exceptions and conditions as set forth in the Business Combination Agreement;

(h)

by Keystone, upon a breach of any representation, warranty, covenant or agreement of Check-Cap set forth in the Business Combination Agreement or if any representation or warranty of Check-Cap will have become inaccurate, in either case, such that certain conditions set forth in the Business Combination Agreement would not be satisfied as of the time of such breach or as of the time such representation or warranty will have become inaccurate, subject to certain exceptions and conditions as set forth in the Business Combination Agreement;

(i)

by Check-Cap (at any time prior to the approval of the Check-Cap Shareholder Transaction Matters by the Check-Cap Shareholder Transaction Approval), upon the Check-Cap Board authorizing Check-Cap to enter into a Permitted Alternative Agreement (other than an Acceptable Confidentiality Agreement) that constitutes a Superior Offer, subject to certain exceptions and conditions as set forth in the Business Combination Agreement;

(j)

by Keystone (at any time prior to the approval of the Check-Cap Shareholder Transaction Matters by the Check-Cap Shareholder Transaction Approval), upon the Keystone Board authorizing Keystone to enter into a Permitted Alternative Agreement (other than an Acceptable Confidentiality Agreement) that constitutes a Superior Offer, subject to certain exceptions and conditions as set forth in the Business Combination Agreement; or

(k)

by Check-Cap if Keystone has not complied with its obligation to amend the Keystone 2021 SPA within sixty (60) days following the execution of the Business Combination Agreement, or if any investor under the Keystone 2021 SPA having exercised their redemption rights thereunder. This condition was satisfied in September 2023 when Keystone and the other parties thereto entered into the Waiver and Amendment to Keystone 2021 SPA pursuant to which, subject to the occurrence of the Closing, as consideration for the waiver by the other parties of certain redemption and anti-dilution rights under Sections 1.5 and 1.6 of the Keystone 2021 SPA, respectively, Keystone agreed to issue such parties additional shares of Keystone common stock immediately prior to the Closing.

Termination Fees

Keystone Termination Fee.

Check-Cap will pay to Keystone a nonrefundable fee in the amount of (i) $1,500,000 plus (ii) fees and expenses incurred by Keystone in connection with the Business Combination not to exceed $1,500,000, if the Business Combination Agreement is terminated in the following circumstances:

(a)

by Check-Cap or Keystone following the failure to obtain the Check-Cap Shareholder Transaction Approval at the Check-Cap Shareholder Meeting as set forth in the Business Combination Agreement, provided that (i) at any time prior to the Check-Cap Shareholder Meeting, an Acquisition Proposal with respect to Check-Cap has been publicly announced, disclosed or otherwise communicated by the Check-Cap Board and has not been withdrawn, and (ii) within twelve (12) months after the date of such termination, Check-Cap enters into a definitive agreement with respect to an Acquisition Transaction;

(b)	by Keystone following the occurrence of a Check-Cap Board Adverse Recommendation Change; or

(c)

by Check-Cap following the Check-Cap Board authorizing Check-Cap to enter into a Permitted Alternative Agreement, provided that Check-Cap enters into a definitive agreement with respect to an Acquisition Transaction in accordance with a Permitted Alternative Agreement.

Check-Cap Termination Fee.

Keystone will pay to Check-Cap a nonrefundable fee in the amount of (i) $4,000,000 plus (ii) fees and expenses incurred by Check-Cap in connection with the Business Combination not to exceed $1,000,000, if the Business Combination Agreement is terminated in the following circumstances:

(a)	by Check-Cap following Keystone’s failure to obtain the Keystone Stockholder Written Consent within twenty-four (24) hours following execution of the Business Combination Agreement; or

(b)

by Keystone following the Keystone Board authorizing Keystone to enter into a Permitted Alternative Agreement, provided that Keystone enters into a definitive agreement with respect to an Acquisition Transaction in accordance with a Permitted Alternative Agreement.

Ancillary Agreements

This section describes certain provisions of certain additional agreements entered into or to be entered into pursuant to, or in connection with, the transactions contemplated by the Business Combination Agreement, which agreements we refer to collectively as the “Ancillary Agreements,” but does not purport to describe all of the terms thereof. The Ancillary Agreements include the Keystone Support Agreement, the Lock-Up Agreements and the Registration Rights Agreement.

The descriptions below are qualified by reference to the actual text of these agreements, copies of which are included as annexes to this prospectus. Stockholders are encouraged to read the Ancillary Agreements in their entirety.

Keystone Support Agreement

Concurrently with the execution of the Business Combination Agreement, Keystone, Check-Cap, and certain Keystone stockholders entered into the Keystone Support Agreement pursuant to which, among other things, each of such Keystone stockholders agreed, among other things, to (a) vote all of their shares of Keystone common stock (including by delivery of the Keystone Stockholder Written Consent) in favor of the Business Combination Agreement, the U.S. Merger and the other transactions contemplated by the Business Combination and against any action that would result in a breach of the Business Combination Agreement by Keystone or that would reasonably be expected to result in the failure of the Business Combination from being consummated, (b) subject to certain exceptions, not transfer their shares of Keystone common stock between the date of the Business Combination Agreement and the Closing Date, and (c) waive any appraisal or dissenter rights in connection with the Business Combination.

The foregoing description of the Keystone Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Keystone Support Agreement, the form of which is attached as Annex G hereto and is incorporated by reference herein.

Keystone Lock-Up Agreements

Concurrently with the execution of the Business Combination Agreement, New Parent entered into lock-up agreements with each of certain Keystone stockholders, pursuant to which each of such Keystone stockholders agreed to not effect any sales or distributions of any equity securities of New Parent held by any of them during the 180-day period commencing upon the Closing, subject to customary exceptions.

The foregoing description of the Keystone Lock-Up Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the Keystone Lock-Up Agreements, the form of which is attached as Annex H hereto and is incorporated by reference herein.

Check-Cap Lock-Up Agreements

Concurrently with the execution of the Business Combination Agreement, New Parent will enter into lock-up agreements with certain officers and directors of Check-Cap, pursuant to which each of such officers and directors will agree to not effect any sales or distributions of any equity securities of New Parent held by any of them during the 180-day period commencing upon the Closing, subject to customary exceptions.

The foregoing description of the Check-Cap Lock-Up Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the Check-Cap Lock-Up Agreements, the form of which is attached as Annex H hereto and is incorporated by reference herein.

Registration Rights Agreement

At the Closing, New Parent and certain Keystone stockholders will enter into the Registration Rights Agreement, pursuant to which New Parent will be obligated to file a registration statement under the Securities Act to register the resale of certain securities of New Parent held by such Keystone stockholders. In addition, subject to certain requirements and customary conditions, including with regard to the number of demand rights that may be exercised, certain of such Keystone stockholders may demand, at any time or from time to time, to sell all or any portion of its registrable securities in an underwritten offering so long as (i) the total offering price is reasonably expected to exceed, in the aggregate, $20,000,000 or (ii) the sale comprises all remaining registrable securities held by the demanding Keystone stockholder. The Registration Rights Agreement will also provide such Keystone stockholders with “piggy-back” registration rights, subject to certain requirements and customary conditions.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Registration Rights Agreement, the form of which is attached as Annex F hereto and is incorporated by reference herein.

SELECTED HISTORICAL CONDENSED CONSOLIDATED FINANCIAL DATA OF KEYSTONE

The following tables summarize Keystone’s financial data. The consolidated statement of operations data for the six months ended June 30, 2023 and 2022 and the balance sheet data as of June 30, 2023 have been derived from Keystone’s unaudited condensed consolidated financial statements beginning on page F-33 of this prospectus. The consolidated statement of operations data for the years ended December 31, 2022 and 2021 and the balance sheet data as of December 31, 2022 and 2021 have been derived from Keystone’s audited consolidated financial statements beginning on page F-2 of this prospectus. You should read the following selected financial data together with “Information about Keystone — Keystone Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 235 of this prospectus and Keystone’s consolidated financial statements and the related notes beginning on page F-2 of this prospectus. Keystone’s historical results are not necessarily indicative of results that should be expected in any future period and Keystone’s results for the interim period are not necessarily indicative of the results that should be expected for the full year ending December 31, 2023.

Selected Statement of Operations and Comprehensive Loss Data:

	Six Months Ended June 30,		Years Ended December 31,
	2023	2022	2022	2021
	(U.S. Dollars in thousands, except share and per share amounts)
Revenues	$33,384	$30,396	$60,617	$50,258
Cost of revenues	17,451	16,930	34,237	24,808

Gross profit	15,933	13,466	26,380	25,450
Operating expenses
Selling and marketing	14,013	15,336	29,518	20,841
Research and development	2,078	2,192	3,713	2,655
General and administrative	8,262	9,666	19,845	13,585

Total operating expenses	24,353	27,194	53,076	37,081
Loss from operations	(8,420)	(13,728)	(26,696)	(11,631)
Other income (expenses), net
Interest expense	(2,595)	(1,091)	(2,529)	(2,051)
Interest income	179	—	76	2
Other income, net	(603)	(3)	(47)	2,332

Total other income (expenses)	(3,019)	(1,094)	(2,500)	283
Loss before income taxes	(11,439)	(14,822)	(29,196)	(11,348)
Income tax benefit	835	1,015	1,338	1,159

Net loss	$(10,604)	$(13,807)	$(27,858)	$(10,189)
Other comprehensive income (loss)	(388)	(184)	(457)	4

Comprehensive loss	$(10,992)	$(13,991)	$(28,315)	$(10,185)

Net loss per common share, basic and diluted	$(1.06)	$(1.39)	$(2.78)	$(1.07)

Weighted average common shares outstanding, basic and diluted	10,029,960	9,951,800	9,990,880	9,482,836

Selected Balance Sheet Data:

	June 30, 2023	December 31,
		2022	2021
		(U.S. Dollars in thousands)
Cash and cash equivalents	$10,818	$3,353	$14,886
Working capital (1)	13,681	6,144	14,985
Total assets	114,182	108,754	118,226
Total liabilities	68,450	53,290	39,716
Temporary equity	26,746	26,746	24,631
Accumulated deficit	(504,268)	(493,664)	(465,806)
Total stockholders’ deficit	(18,986)	(28,718)	(53,879)

(1)	Working capital is defined as current assets less current liabilities.

SELECTED HISTORICAL CONDENSED CONSOLIDATED FINANCIAL DATA OF CHECK-CAP

The following tables summarize Check-Cap’s consolidated financial data. The consolidated statement of comprehensive loss data for the six months ended June 30, 2023, and 2022 and the consolidated balance sheet data as of June 30, 2023, have been derived from Check-Cap’s unaudited condensed consolidated financial statements beginning on page F-89 of this prospectus. The consolidated statement of comprehensive loss data for the years ended December 31, 2022, and 2021 and the consolidated balance sheet data as of December 31, 2022, and 2021 have been derived from Check-Cap’s audited consolidated financial statements beginning on page F-53 of this prospectus. You should read the following selected historical condensed consolidated financial data together with “Information about Check-Cap — Check-Cap Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 280 of this prospectus and Check-Cap’s consolidated financial statements and the related notes beginning on page F-53 of this prospectus. Check-Cap’s historical results are not necessarily indicative of results that should be expected in any future period and Check-Cap’s results for the interim period are not necessarily indicative off the results that should be expected for the full year ending December 31, 2023.

Selected Condensed Consolidated Statement of Comprehensive Loss Data:

	Six Months Ended June 30,		Years Ended December 31,
	2023	2022	2022	2021
	(U.S. Dollars in thousands, except share and per share amounts)
Operating expenses:
Research and development	$8,151	$7,673	$14,271	$12,349
General and administrative expenses, net	2,762	3,100	5,763	4,972
Impairment of fixed assets	1,364	—	—	—

Operating loss:	(12,277)	(10,773)	(20,034)	(17,321)
Finance income, net	957	132	926	119

Net loss	$(11,320)	$(10,641)	$(19,108)	$(17,202)

Comprehensive loss	$(11,320)	$(10,641)	$(19,108)	$(17,202)

Loss per share:
Net loss per ordinary share — basic and diluted	$(1.94)	$(1.94)	$(3.37)	$(4.14)

Weighted average number of ordinary shares outstanding — basic and diluted	5,847,392	5,497,548	5,671,786	4,159,870

Selected Consolidated Balance Sheet Data:

	June 30, 2023	December 31,
		2022	2021
		(U.S. Dollars in thousands)
Cash and cash equivalents	$2,254	$4,090	$26,457
Short-term bank deposits	29,815	37,609	25,104
Restricted cash	350	352	350
Working capital (1)	29,722	39,222	48,709
Total assets	33,725	45,441	55,659
Total liabilities	3,535	4,129	4,968
Accumulated deficit	(138,613)	(127,293)	(108,185)
Total stockholders’ equity	30,190	41,312	50,691

(1)	Working capital is defined as current assets less current liabilities

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

Selected Unaudited Pro Forma Condensed Combined Financial Data of Check-Cap and Keystone

The following unaudited pro forma condensed combined financial information was prepared based on the expectation that the Business Combination will be treated as a reverse recapitalization in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). For accounting purposes Keystone is considered to be acquiring Check-Cap in the Business Combination. This determination is based on the expectation that, immediately following the Business Combination: (i) Keystone’s equity holders will own a substantial majority of the voting rights in New Parent, (ii) Keystone will designate a majority of the initial members of the board of directors of New Parent (as the board will be comprised of those individuals designated by Keystone, provided, however, that Check-Cap shall have the right to designate (x) one (1) initial director of New Parent if the New Parent board of directors as of immediately following the Closing of the U.S. Merger will have up to seven (7) members, and (y) two (2) initial directors of New Parent if the New Parent board of directors as of immediately following the Closing of the U.S. Merger will have more than seven (7) members) and (iii) Keystone’s executive management team will become the management of New Parent and no employees from Check-Cap will be retained.

Accordingly, for accounting purposes: (i) the Business Combination will be treated as the equivalent of Keystone issuing stock to acquire the net assets of Check-Cap, (ii) the net assets of Check-Cap will be recorded based upon their fair value in the financial statements at the time of closing, which are primarily comprised of cash and cash equivalents and short-term deposits and therefore expected to approximate the historical carrying value of the assets and (iii) the reported historical operating results of New Parent prior to the Business Combination will be those of Keystone.

The unaudited pro forma condensed combined balance sheet as of June 30, 2023, assumes that the Business Combination was consummated on June 30, 2023. The unaudited pro forma condensed combined statement of operations and comprehensive loss for the six months ended June 30, 2023, and the year ended December 31, 2022, presents pro forma effect to the Business Combination as if it was consummated on January 1, 2022.

The selected unaudited pro forma condensed combined financial information have been presented for illustrative purposes only and are not necessarily indicative of the combined financial position or results of operations that would have been achieved had the Business Combination occurred during these periods. Further, the pro forma condensed combined financial information also may not be useful in predicting the future financial condition and results of operations of New Parent. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The selected unaudited pro forma condensed combined financial data for the year ended December 31, 2022, and as of and for the six months ended June 30, 2023 are derived from the unaudited pro forma condensed combined financial information and should be read in conjunction with that information. For more information, please see “— Unaudited Pro Forma Condensed Combined Financial Information” below.

Selected Unaudited Pro Forma Condensed Combined Statement of Operations and Comprehensive Loss:

	Six Months Ended June 30, 2023	Year Ended December 31, 2022
	(U.S. Dollars in thousands, except share and per share amounts)
Revenues	$33,384	$60,617
Cost of revenues	17,451	34,237
Selling and marketing	14,013	29,518
Research and development, net	10,229	17,984
General and administrative	10,734	30,108
Loss from operations	(19,043)	(51,230)
Comprehensive loss	(20,164)	(51,923)
Net loss per common stock, basic and diluted	(0.53)	(1.39)
Weighted average number of common stocks outstanding — basic and diluted	37,390,599	36,930,001

Selected Unaudited Pro Forma Condensed Combined Balance Sheet Data:

June 30, 2023
(U.S. Dollars in thousands)
Cash and cash equivalents	$11,652
Working capital (1)	35,453
Total assets	146,487
Total liabilities	77,665
Accumulated deficit	(507,984)
Total stockholders’ equity	68,822

(1)	Working capital is defined as current assets less current liabilities.

Unaudited Pro Forma Condensed Combined Financial Information

On August 16, 2023, New Parent, Keystone, U.S. Merger Sub, Israel Merger Sub and Check-Cap entered into the Business Combination Agreement. Upon the terms and subject to the conditions of the Business Combination Agreement, U.S. Merger Sub will merge with and into Keystone pursuant to the U.S. Merger, with Keystone surviving as a wholly-owned subsidiary of New Parent, and Israel Merger Sub will merge with and into Check-Cap pursuant to the Israeli Merger, with Check-Cap surviving as a wholly-owned subsidiary of New Parent.

At the Closing, each Check-Cap ordinary share outstanding immediately prior to the Closing of the Business Combination will be converted into the right to receive one share of New Parent common stock.

At the Closing, each share of Keystone’s common stock outstanding immediately prior to the Closing of the Business Combination, including shares of common stock issued in conjunction with the crossover financings (the “Crossover Financings” discussed in “Certain Relationships and Related Party Transactions”), which are subject to possible redemption, will be converted into the right to receive a number of shares of New Parent’s common stock based on the Keystone Exchange Ratio of approximately 2.6656-to-one. For a discussion of the calculation of the Keystone Exchange Ratio, see “The Business Combination Agreement — General — Consideration”. Pursuant to the Keystone Exchange Ratio, the former Keystone equityholders immediately before the Closing of the Business Combination are currently estimated to own approximately 85% of the outstanding shares of New Parent common stock on a fully-diluted basis following the Closing, and the former Check-Cap equityholders immediately before the Closing of the Business Combination are currently estimated to own approximately 15% of the outstanding shares of New Parent common stock on a fully-diluted basis following the Closing, subject to certain assumptions, including, but not limited to, (a) Check-Cap’s net cash target as of the Closing being approximately $22.3 million, (b) a valuation for Check-Cap equal to its net cash as of the business day immediately prior to the anticipated closing date of the Business Combination, plus $17.4 million and (c) a valuation for Keystone equal to $225 million.

The common stock subject to possible redemption issued in conjunction with the Crossover Financings included an anti-dilution provision, according to which, in the event that Keystone consummates an initial public offering and the offering price per share of the common stock in the initial public offering is less than a pre-defined price, Keystone shall, concurrently with the consummation of the initial public offering, issue to each purchaser a number of additional shares. Each issued share is expected to be converted into shares of New Parent’s common stock along with all other shares of Keystone’s common stock as described above on the date of the Business Combination. Further, under the Midcap warrant agreement, Midcap is entitled to anti-dilution protection if shares are issued under the Keystone 2021 SPA pursuant to the anti-dilution provisions thereof.

Because, among other things, the number of shares of New Parent’s common stock issuable to Keystone’s securityholders is determined based on Check-Cap’s net cash balance on the business day prior to the anticipated closing of the Business Combination, Check-Cap’s security holders cannot be certain of the exact number of shares that will be issued to (or reserved for issuance to) Keystone’s security holders when Check-Cap’s shareholders vote to approve the Israeli Merger, the Business Combination and the other transactions to which Check-Cap is a party. The Keystone Exchange Ratio referenced above is an estimate only and the final exchange ratio will be determined pursuant to a formula described in more detail in the Business Combination Agreement and in this prospectus.

In the unaudited pro forma condensed combined financial information, the Business Combination has been accounted for as a reverse recapitalization under U.S. GAAP because the assets of Check-Cap as of the effective date of the Business Combination are expected to be primarily cash and short-term deposits. Keystone was determined to be the accounting acquirer based upon the terms of the Business Combination Agreement and other factors, as described above under “— Selected Unaudited Pro Forma Condensed Combined Financial Data of Check-Cap and Keystone”.

As a result of Keystone being treated as the accounting acquirer, Keystone’s assets and liabilities will be recorded at their pre-combination carrying amounts. Check-Cap’s assets and liabilities will be measured and recognized at their fair values as of the effective date of the Business Combination, and combined with the assets, liabilities, and results of operations of Keystone after the consummation of the Business Combination. As a result, upon consummation of the Business Combination, the historical financial statements of Keystone will become the historical consolidated financial statements of New Parent.

The unaudited pro forma condensed combined balance sheet data as of June 30, 2023, assumes that the Business Combination took place on June 30, 2023, and combines the Keystone and Check-Cap historical balance sheets as of June 30, 2023. The unaudited pro forma condensed combined statements of operations and comprehensive loss data for the six months ended June 30, 2023, and the year ended December 31, 2022, gives effect to the Business Combination as if it took place on January 1, 2022.

The historical financial statements of Keystone and Check-Cap have been adjusted to give pro forma effect to reflect the accounting for the transaction in accordance with U.S. GAAP. The adjustments presented on the unaudited pro forma condensed combined financial statements have been identified and presented to provide relevant information necessary for an accurate understanding of New Parent upon consummation of the Business Combination.

The unaudited pro forma condensed combined financial information is based on assumptions and adjustments that are described in the accompanying notes and is for illustrative purposes only. The unaudited pro forma condensed combined financial information should not be relied upon as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that New Parent will experience. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

The unaudited pro forma condensed combined financial information, including the notes thereto, should be read in conjunction with the separate historical consolidated financial statements of Keystone and Check-Cap and the sections of this prospectus entitled “Information about Keystone — Keystone Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Information about Check-Cap – Check-Cap Management’s Discussion and Analysis of Financial Condition and Results of Operations”. Check-Cap’s historical unaudited interim condensed consolidated financial statements as of June 30, 2023, for the six months ended June 30, 2023, and for the six months ended June 30, 2022, have been derived from the unaudited condensed consolidated financial statements beginning on page F-89 of this prospectus, and the audited consolidated financial statements as of and for year ended December 31, 2022 and 2021 and the consolidated balance sheet data as of December 31, 2022 and 2021 have been derived from the audited consolidated financial statements beginning on page F-53 of this prospectus. Keystone’s historical unaudited interim condensed financial statements as of June 30, 2023, for the six months ended June 30, 2023, and June 30, 2022 have been derived from Keystone’s unaudited condensed consolidated financial statements beginning on page F-33 of this prospectus and the audited financial statements as of and for the years ended December 31, 2022 and 2021 have been derived from Keystone’s audited consolidated financial statements beginning on page F-2 of this prospectus.

Unaudited Pro Forma Condensed Combined Balance Sheet

As of June 30, 2023

(U.S. Dollars in thousands)

	Keystone	Check-Cap	Transaction Accounting Adjustments	Notes	Pro Forma Combined Total
Assets
Current assets:
Cash and cash equivalents	$10,818	$2,254	$(1,420)	(r)	$11,652
Restricted cash	—	350	—		350
Short term bank deposits	—	29,815	—		29,815
Accounts receivable, net	8,887	—	—		8,887
Inventories	10,120	—	—		10,120
Prepaid expense and other current assets	1,799	838	—		2,637

Total current assets	31,624	33,257	(1,420)		63,461
Property and equipment, net	8,075	245	—		8,320
Right of Use Assets — operating lease	4,149	223	—		4,372
Goodwill	39,393	—	—		39,393
Intangible assets, net	29,983	—	—		29,983
Other assets	958	—	—		958

Total assets	$114,182	$33,725	$(1,420)		$146,487

Liabilities, common stock subject to possible redemption and stockholders’ equity
Current liabilities:
Accounts payable	$3,209	$783	$—		$3,992
Accrued expense	5,462	675	6,530	(a)(b)(c)	12,667
Accrued compensation and benefits	5,200	1,946	—		7,146
Provision for royalties	—	—	—	(d)	—
Deferred revenue	2,621	—	—		2,621
Other current liabilities	179	48	—		227
Operating lease liability	1,140	83	—		1,223
Short-term portion, long-term debt	132	—	—		132

Total current liabilities	17,943	3,535	6,530		28,008
Other long-term liabilities	943	—	—		943
Warrants derivative liability	850	—	(850)	(e)	—
Long term debt, net	39,206	—	—		39,206
Operating lease liabilities — non-current	2,804	—	—		2,804
Deferred tax liabilities, net	6,704	—	—		6,704

Total liabilities	68,450	3,535	5,680		77,665

Common stock subject to possible redemption	26,746	—	(26,746)	(f)(g)	—
Stockholders’ equity:
Common stock	100	83,728	(83,455)	(g)	373
Additional paid-in capital	522,673	85,075	(31,796)	(g)	575,952
Accumulated other comprehensive income	481	—	—	(g)	481
Accumulated deficit	(504,268)	(138,613)	134,897	(g)	(507,984)

Total stockholders’ equity	18,986	30,190	(7,100)		68,822

Total liabilities, common stock subject to redemption and stockholders’ equity	$114,182	$33,725	$(1,420)		$146,487

Unaudited Pro Forma Condensed Combined Statement of Operations and Comprehensive Loss

For the Six Months Ended June 30, 2023

(U.S. Dollars in thousands, except share and per share amounts)

	Keystone	Check-Cap	Transaction Accounting Adjustments	Note 5	Pro Forma Combined Total
Revenues	$33,384	$—	$—		$33,384
Cost of revenues	17,451	—	—		17,451

Gross profit	15,933	—			15,933
Operating expenses
Selling and marketing	14,013	—	—		14,013
Research and development	2,078	8,151	—		10,229
General and administrative	8,262	2,762	(290)	(m)	10,734
Impairment of fixed assets	—	1,364	(1,364)	(n)	—

Total operating expenses	24,353	12,277	(1,654)		34,976
Loss from operations	(8,420)	(12,277)	1,654		(19,043)
Other income (expenses), net
Interest expense	(2,595)	—	—		(2,595)
Interest income	179	957	—		1,136
Other income, net	(603)	—	494	(o)	(109)

Total other income (expenses)	(3,019)	957	494		(1,568)
Loss before income taxes	(11,439)	(11,320)	2,148		(20,611)
Income tax benefit	835	—	—		835

Net loss	$(10,604)	$(11,320)	$2,148		$(19,776)
Other comprehensive income (loss)	(388)	—	—		(388)

Comprehensive loss	$(10,992)	$(11,320)	$2,148		$(20,164)

Net loss per common share, basic and diluted	$(1.06)	$(1.94)	$—		$(0.53)

Weighted average common shares outstanding, basic and diluted	10,029,960	5,847,392	21,513,247	(q)	37,390,599

Unaudited Pro Forma Condensed Combined Statement of Operations and Comprehensive Loss

For the Year Ended December 31, 2022

(U.S. Dollars in thousands, except share and per share amounts)

	Keystone	Check-Cap	Transaction Accounting Adjustments		Note 5	Pro Forma Combined Total
Revenues	$60,617	$—		$—		$60,617
Cost of revenues	34,237	—		—		34,237

Gross profit	26,380	—				26,380
Operating expenses
Selling and marketing	29,518	—		—		29,518
Research and development, net	3,713	14,271		—	(p)	17,984
General and administrative	19,845	5,763		4,500	(b)(c)	30,108

Total operating expenses	53,076	20,034		4,500		77,610
Loss from operations	(26,696)	(20,034)		(4,500)		(51,230)
Other income (expenses), net
Interest expense	(2,529)	—		—		(2,529)
Interest income	76	926				1,002
Other income, net	(47)	—		—		(47)

Total other income (expenses)	(2,500)	926		—		(1,574)
Loss before income taxes	(29,196)	(19,108)		(4,500)		(52,804)
Income tax benefit	1,338	—		—		1,338

Net loss	$(27,858)	$(19,108)		$(4,500)		$(51,466)
Other comprehensive income (loss)	(457)	—		—		(457)

Comprehensive loss	$(28,315)	$(19,108)		$(4,500)		$(51,923)

Net loss per common share, basic and diluted	$(2.79)	$(3.37)	$			$(1.39)

Weighted average common shares outstanding, basic and diluted	9,990,880	5,671,786		21,267,336	(q)	36,930,001

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1. Description of the Business Combination and Basis of Presentation

Description of the Business Combination

On August 16, 2023, New Parent, Keystone, U.S. Merger Sub, Israel Merger Sub and Check-Cap entered into the Business Combination Agreement. Upon the terms and subject to the conditions of the Business Combination Agreement, U.S. Merger Sub will merge with and into Keystone pursuant to the U.S. Merger, with Keystone surviving as a wholly-owned subsidiary of New Parent, and Israel Merger Sub will merge with and into Check-Cap pursuant to the Israeli Merger, with Check-Cap surviving as a wholly-owned subsidiary of New Parent.

At the Closing, each Check-Cap ordinary share outstanding immediately prior to the Closing of the Business Combination will be converted into the right to receive one share of New Parent common stock.

At the Closing, each share of Keystone’s common stock outstanding immediately prior to the Closing of the Business Combination, including shares of common stock issued in conjunction with the crossover financings (the “Crossover Financings” discussed in “Certain Relationships and Related Party Transactions”), which are subject to possible redemption, will be converted into the right to receive a number of shares of New Parent’s common stock based on the Keystone Exchange Ratio of approximately 2.6656-to-one. For a discussion of the calculation of the Keystone Exchange Ratio, see “The Business Combination Agreement — General — Consideration”. Pursuant to the Keystone Exchange Ratio, the former Keystone equityholders immediately before the Closing of the Business Combination are currently estimated to own approximately 85% of the outstanding shares of New Parent common stock on a fully-diluted basis following the Closing, and the former Check-Cap equityholders immediately before the Closing of the Business Combination are currently estimated to own approximately 15% of the outstanding shares of New Parent common stock on a fully-diluted basis following the Closing, subject to certain assumptions, including, but not limited to, (a) Check-Cap’s net cash as of the Closing being approximately $22.3 million, (b) a valuation for Check-Cap equal to its net cash as of the business day immediately prior to the anticipated closing date of the Business Combination, plus $17.4 million and (c) a valuation for Keystone equal to $225 million.

The Keystone common stock subject to possible redemption issued in conjunction with the Crossover Financings included an anti-dilution provision, according to which, in the event that Keystone consummates an initial public offering and the offering price per share of the common stock in the initial public offering is less than a pre-defined price, Keystone shall, concurrently with the consummation of the initial public offering, issue to each purchaser a number of additional shares. Each issued share is expected to be converted into shares of New Parent common stock along with all other shares of Keystone common stock, as described above, on the date of the Business Combination.

The relative percentage ownership of New Parent was derived using a stipulated value of Keystone of approximately $225 million, and a stipulated value of Check-Cap of approximately $39.7 million. The valuation of Check-Cap was determined based on a projected net cash and cash equivalents and short-term deposits as defined in the Business Combination Agreement, of approximately $22.3 million as of a determination date prior to the closing of the Business Combination, but subject to adjustment as described above, plus an additional $17.4 million of enterprise value. The valuation of Check-Cap’s intellectual property and research and development was determined to be negligible.

In addition, each option to purchase shares of Keystone common stock and each warrant to purchase shares of Keystone common stock issued by Keystone will be converted into an option to purchase that number of shares of New Parent common stock or a warrant to purchase that number of shares of New Parent common stock, respectively, calculated pursuant to the Keystone Exchange Ratio, on substantially similar terms. Keystone has taken all actions to ensure that there is no accelerated vesting of its options or warrants in connection with the Business Combination.

2. Basis of Presentation

The unaudited pro forma condensed combined financial information was prepared in accordance with U.S. GAAP and pursuant to the rules and regulations of Article 11 of Regulation S-X. The unaudited pro forma condensed combined balance sheet as of June 30, 2023 was prepared using the historical condensed consolidated balance sheets of Keystone and Check-Cap as of June 30, 2023. The unaudited pro forma condensed combined statements of operations and comprehensive loss for the six months ended June 30, 2023 and the year ended December 31, 2022 was prepared using the condensed and/or historical statements of operations and comprehensive loss of Keystone and Check-Cap for the six months ended June 30, 2023, and the year ended December 31, 2022, and gives effect to the Business Combination as if it occurred on January 1, 2022.

For accounting purposes, Keystone is considered to be the acquirer, and the Business Combination is expected to be accounted for as a reverse recapitalization of Check-Cap by Keystone because, upon the closing of the Business Combination, the pre-combination assets of Check-Cap are expected to be primarily cash and cash equivalents and short-term deposits.

Under reverse recapitalization accounting, the assets and liabilities of Check-Cap will be recorded, as of the completion of the Business Combination, at their fair value. No goodwill or intangible assets will be recognized, and any excess consideration transferred over the fair value of the net assets of Check-Cap, will be reflected as an adjustment to additional paid-in capital. Consequently, the financial statements of Keystone reflect the operations of the acquirer for accounting purposes together with a deemed issuance of shares, equivalent to the shares held by the former stockholders of the legal acquirer and a recapitalization of the equity of the accounting acquirer. The accompanying unaudited pro forma condensed combined financial information is derived from the historical financial statements of Keystone and Check-Cap, and includes adjustments to give pro forma effect to reflect the accounting for the transaction. The historical financial statements of Keystone shall become the historical financial statements of New Parent.

The unaudited pro forma condensed combined financial information does not include the impact of any cost or other operating synergies that may result from the Business Combination or any related restructuring costs that may be contemplated.

To the extent there are significant changes to the business following completion of the Business Combination, the assumptions and estimates set forth in the unaudited pro forma condensed consolidated financial information could change significantly. Accordingly, the pro forma adjustments are subject to further adjustment as additional information becomes available and as additional analyses are conducted following the completion of the Business Combination. There can be no assurances that these additional analyses will not result in material changes to the estimates of fair value.

The pro forma adjustments reflecting the consummation of the Business Combination are based on certain currently available information and certain assumptions and methodologies that the combined companies believe are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments, and it is possible the difference may be material. The combined companies believe that their assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination based on information available to management at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of New Parent following the Closing.

3. Preliminary Purchase Price

Pursuant to the Business Combination Agreement, New Parent is expected to issue to Keystone stockholders a number of shares of New Parent’s common stock representing approximately 85% of the outstanding shares of New Parent common stock on a fully-diluted basis. The estimated preliminary purchase price of New Parent is calculated based on the fair value of the ordinary shares of Check-Cap because the fair value of the Check-Cap ordinary shares represents a more reliable measure of the fair value of consideration transferred in the Business Combination. Accordingly, the accompanying unaudited pro forma condensed combined financial information reflects an estimated purchase price of approximately $15.7 million, which consists of the following:

Estimated number of shares of New Parent common stock to be owned by Check-Cap shareholders (1)	5,849,216
Multiplied by the fair value per share of Check-Cap ordinary shares (2)	$2.69

Estimated purchase price	15,734,391

(1)

The final purchase price will be determined based on the number of ordinary shares of Check-Cap that represent the number of shares of New Parent common stock that Check-Cap shareholders own as of the closing date of the Business Combination. For purposes of this unaudited pro forma condensed combined financial information, the estimated number of shares represents 5,849,216 ordinary shares of Check-Cap outstanding as of June 30, 2023.

(2)

The estimated purchase price was based on the closing price of Check-Cap’s ordinary shares as reported on The Nasdaq Capital Market on August 23, 2023. The final purchase price will be based on the number of shares and fair market value of Check-Cap’s ordinary shares outstanding immediately prior to the closing of the Business Combination and could result in a purchase price different from that assumed in this unaudited pro forma combined financial information, and that difference may be material.

The actual purchase consideration may vary based on the net cash calculation prior to closing of the Business Combination, the Exchange Ratio, and Check-Cap’s share price at closing of the Business Combination as described above, and that difference could be material. As such, the estimated purchase consideration reflected in these unaudited pro forma condensed combined financial information does not purport to represent what the actual purchase consideration will be when the Business Combination is completed. Any difference between the consideration transferred and the fair value of the net assets of Check-Cap will be reflected as an adjustment to additional paid-in capital.

4. Shares of New Parent’s Common Stock Issued to Keystone’s Stockholders upon Closing of the Business Combination

At the Closing of the Business Combination, each Check-Cap ordinary share outstanding immediately prior to the Closing of the Business Combination will be converted into the right to receive one share of New Parent common stock.

Subject to the terms and conditions set forth in the Business Combination Agreement, Keystone stockholders will receive a number of shares of New Parent’s common stock based on the Keystone Exchange Ratio.

Prior to the Business Combination, all outstanding redeemable common stock of Keystone will be converted into common stock. At the Closing of the Business Combination, all outstanding shares of Keystone’s common stock will be converted into the right to receive shares of New Parent’s common stock as consideration for the Business Combination, based on the Keystone Exchange Ratio. The estimated Keystone Exchange Ratio for purposes of the unaudited pro forma condensed combined financial information was derived on a fully diluted basis as of August 16, 2023, using a stipulated value of Keystone of approximately $225 million and of Check-Cap of approximately $39.7 million. Based on the preliminary estimated Keystone Exchange Ratio of 2.6656 determined in accordance with the terms of the Business Combination Agreement, New Parent expects to issue 31,543,207 shares of common stock in the Business Combination to former Keystone stockholders, determined as follows:

Shares
Keystone:
Keystone common stockholders	10,029,960
Keystone common stock subject to possible redemption	1,298,523
Keystone issuance of additional common stock as a result of anti-dilution provisions	505,045

Total common equivalent shares pre-close	11,833,528
Keystone Exchange Ratio	2.6656

Total Keystone Business Combination shares of common stock	31,543,207

5. Pro Forma Adjustments

The unaudited pro forma condensed combined financial information includes pro forma adjustments that reflect Transaction Accounting Adjustments, as well as other adjustments deemed to be directly related to the Business Combination, irrespective of whether or not such adjustments are deemed to be recurring.

Based on Keystone management’s review of Check-Cap’s summary of significant accounting policies, the nature and amount of any adjustments to the historical financial statements of Check-Cap to conform to the accounting policies of Keystone are not expected to be significant.

The pro forma adjustments, based on preliminary estimates that may change significantly as additional information is obtained, are as follows:

(a)

To reflect Keystone’s estimated transaction costs of $2.32 million in connection with the Business Combination, such as advisers’ fees, legal, and accounting expenses. The transaction costs were not yet accrued or expensed as of June 30, 2023. As the Business Combination will be accounted for as a reverse recapitalization equivalent to the issuance of equity for the net assets, primarily cash and cash equivalents and short-term deposits of Check-Cap, these direct and incremental costs are treated as a reduction of the net proceeds received within additional paid-in capital.

(b)

To reflect Check-Cap estimated transaction costs of $2.71 million in connection with the Business Combination, such as advisers’ fees, legal, financial experts and accounting expenses that were not yet accrued or expensed as of June 30, 2023. These transactions costs were recognized as an increase in accrued expenses and as an increase in accumulated deficit in the unaudited proforma condensed combined Balance Sheet, and as an increase in general administrative expenses in the condensed combined statement of operations and comprehensive loss for the year ended December 31, 2022.

(c)

To reflect the cost of the Directors & Officers run-off policy of $1.5 million to be paid by Check-Cap, as an increase in accumulated deficit and accrued liabilities in the unaudited proforma condensed combined Balance Sheet as of June 30, 2023, and as an increase in general and administrative expenses in the condensed combined statement of operations for the year ended December 31, 2022.

(d)

In July 2014, Check-Cap received funding in the amount of $0.127 million from the BIRD Foundation and it refunded to the BIRD Foundation an amount of approximately $0.013 million. The BIRD Foundation may require repayment of the grant amounts previously provided by the BIRD Foundation to Check-Cap, linked to the U.S. consumer price index to the date of payment, which as for the date of this proforma condensed combined financial information, is estimated in the amount of approximately $0.218 million. The unaudited pro forma condensed combined statement of balance sheet and condensed combined statement of operations and financial loss do not reflect contingent payments with respect to the funding because of the uncertainty of payments that were not considered probable of occurring at the time of the signing of the Business Combination Agreement.

(e)	To reflect the reclassification of Keystone’s warrants from liabilities to equity. All warrants will be converted to the right to receive shares of New Parent’s common stock.

(f)

To reflect the conversion of 1,298,523 shares of common stock subject to possible redemption into common stock of Keystone on a 1-for-1 basis, which is expected to occur immediately prior to the Closing of the Business Combination.

(g)	The total impact to equity for the above adjustments is reflected in the table below.

		Common Stock				Additional Paid-in- Capital	Accumulated Deficit	AOCI	Stockholders equity
(Amounts in thousands, except share amounts)		Keystone		Check-Cap
		Shares	Amount	Shares	Amount
Conversion of outstanding Keystone’s common stock subject to possible redemption into common stock	(f)	1,298,523	13	—	—	26,733	—	—	26,746
Elimination of Check-Cap’s historical equity carrying value	(h)	—	—	(5,849,216)	(58)	(85,075)	138,613	—	(53,480)
Exchange of outstanding Keystone common stock into New Parent common stock based on the assumed Exchange Ratio	(i)	(11,833,528)	(118)	31,543,207	315	(197)	—	—	—
Change in par value	(j)	—	—	—	(83,670)	83,670	—	—	—
Reverse recapitalization of Check-Cap	(k)	—	—	5,849,216	58	(53,538)	—	—	53,480
Issuance of additional common stock as a result of anti-dilution provisions	(l)	505,045	5	—	—	(5)	—	—	—
Redemption of Check-Cap warrants	(r)					(1,420)			(1,420)
Cost of D&O insurance policy	(c)	—	—	—	—	—	(1,500)	—	(1,500)
Reclassification of Keystone’s warrants	(e)(o)	—	—	—	—	356	494	—	850
Transaction costs associated with the Business Combination	(a)(b)	—	—	—	—	(2,320)	(2,710)		(5,030)

Pro forma adjustment		(10,029,960)	(100)	31,543,207	(83,355)	(31,796)	134,897	—	19,646

(h)	To reflect the elimination of Check-Cap’s historical ordinary shares.
(i)

To reflect the change in common stock par value due to exchange of Keystone’s common stock to New Parent’s common stock upon closing of the Business Combination, including the additional shares due to the anti-dilution provision.

(j)

To reflect the impact of the difference in par value between the ordinary shares of Check-Cap (48 NIS) and common stock of New Parent ($0.01) upon the conversion of Check-Cap ordinary shares into New Parent’s common stock

(k)	Reclassification of Check-Cap’s accumulated deficit to reflect the effect of the reverse recapitalization of Check-Cap for a total of $53.5 million as of June 30, 2023.
(l)

To reflect the common stock subject to possible redemption issued in conjunction of the Crossover Financings that included anti-dilution provision. According to the provision, in the event that Keystone consummates an initial public offering and the offering price per share of the common stock in an initial public offering is less than a pre-defined price, Keystone shall, concurrently with the consummation of the initial public offering, issue to each purchaser a number of additional shares.

(m)

To reflect Check-Cap’s costs related to the Business Combination of $0.29 million, which were reflected as being incurred during the six months ended June 30, 2023, as having occurred during the year ended December 31, 2022, to align with pro forma presentation of the Business Combination.

(n)

To reflect the elimination of the impairment of fixed assets recorded in the Statement of Operations as of June 30, 2023, of Check-Cap, as having the fixed assets recognized in accordance with their fair value as of the Business Combination date, to align with pro forma presentation of the Business Combination.

(o)

To reflect the elimination of the change in fair value of Keystone’s warrants as such warrants are reclassified to equity due to the Business Combination. The expense is eliminated to align with the proforma presentation of the Business Combination.

(p)

ASC 730 requires immediate expensing of amounts assigned to intellectual property research and development assets acquired in a transaction (other than a business combination) that are to be used in a particular research and development project and that have no alternative future use. Therefore, in an asset acquisition, amounts allocated to intellectual property research and development that has no alternative use are expensed. According to Keystone, the intellectual property research development assets carry negligible value and thus no adjustment is required.

(q)

The pro forma combined basic and diluted earnings per share have been adjusted to reflect the pro forma net loss for the six months ended June 30, 2023, and year ended December 31, 2022. In addition, the number of shares used in calculating the pro forma combined basic and diluted net loss per share has been adjusted to reflect the estimated total number of shares of common stock of New Parent that would be outstanding as of the Business Combination closing date. The pro forma weighted average shares outstanding has been calculated as follows:

New Parent:

	June 30, 2023	December 31, 2022
Historical Keystone weighted-average shares of common stock outstanding	10,029,960	9,990,880
Impact of Keystone common stock subject to possible redemption assuming conversion to common stock is as of January 1, 2022	1,298,523	1,230,688
Impact of issuance of additional common stock of Keystone as a result of anti-dilution provisions as of January 1, 2022	505,045	505,045

Subtotal	11,833,528	11,726,613
Application of Exchange Ratio to historical Keystone weighted-average shares outstanding	2.6656	2.6656

Adjusted Keystone weighted-average shares outstanding (after giving effect to Keystone Exchange Ratio)	31,543,207	31,258,215
Historical Check-Cap weighted-average ordinary shares outstanding	5,847,392	5,671,786

Total weighted average shares outstanding	37,390,599	36,930,001

(r)

To reflect the redemption of Check Cap warrants, which according to their terms and conditions, become redeemable upon a consummation of a merger for an amount that is subject to change based on the redemption provisions in the warrant.

INFORMATION ABOUT KEYSTONE

KEYSTONE BUSINESS

Keystone’s Mission and Vision

Keystone’s mission is to deliver high quality, value-based dental implant solutions and advanced digital dentistry technologies across the tooth replacement continuum of care. Keystone is a pure-play provider of tooth replacement solutions by enabling improved convenience and quality of life for patients and offering a comprehensive portfolio of products addressing the complete needs of practitioners, while enhancing efficiency and practice productivity for its customers by reducing overall treatment times. Keystone strives to be a highly nimble company delivering continuous innovations to the tooth replacement industry with a strong focus on premium customer service. Its procedures are supported by digital surgical planning and guidance solutions.

Keystone’s Products

Keystone is a global commercial stage medical technology company focused on providing end-to-end solutions for dental practitioners and tooth replacement procedures. Its comprehensive portfolio of tooth replacement solutions is comprised of implants, prosthetic solutions, biomaterial solutions and digital dentistry capabilities. Keystone develops and offers advanced technologies for dental practitioners, dental laboratories and patients at an attractive price, driving significant value to both practitioners and patients. Keystone believes its products offer strong value proposition for dental practitioners through its innovative products with high quality manufacturing and design at various pricing options. Keystone has premium and high touch customer service with an experienced direct sales force and third-party distributors, simplifying a complex procedure through the digitalization of workflow for multiple clinical indications. Based on Keystone’s estimates, it believes its digital capabilities for dental practices have the potential to reduce the number of office visits and decrease patient chair time per procedure. Keystone’s various brands, including Genesis, Prima, Paltop, Molaris, Dyna, Osteon and Nexus iOS, are widely known amongst dental practitioners.

In 2019, Keystone acquired Paltop, which expanded Keystone’s ability to further address the full range of dental practitioner preferences in both premium and value-based sectors and transformed its business into a fully integrated dental manufacturer with comprehensive tooth replacement solutions. In August 2021 Keystone acquired Osteon, an innovative full-arch prosthetic and digital dentistry provider. As a result of these acquisitions, Keystone offers a comprehensive portfolio of fixed and removable full-arch dental prosthetic solutions, which addresses the full spectrum of prosthetic demands. Keystone believes this product category has significant competitive advantages in a vast and growing full-arch tooth replacement market. This growth has placed significant demands on Keystone’s management, financial, operational, technological, and other resources, and Keystone expects that its growth will continue to place significant demands on its management and other resources and will require it to continue developing and improving its operational, financial, and other internal controls, both in the United States and internationally. In particular, continued growth increases the challenges involved in a number of areas, including recruiting and retaining sufficient skilled personnel, particularly in the United States, where Keystone hopes to increase sales, providing adequate training and supervision to maintain its high quality standards, creating and marketing new and innovative products, keeping up with market trends and demands and preserving its culture and values.

Keystone maintains vertically integrated operations with state-of-the-art manufacturing and research and development facilities, which provides it more control over its supply chain and allow it to be nimble and quickly bring innovative products to market. Because Keystone’s engineers work in close contact and proximity with Keystone’s research and development professionals and others throughout the company, this allows for greater efficiency and more effective, synergistic problem solving, including allowing for quick and efficient changes to product manufacturing and supply chain decisions. Keystone has built a large commercial organization comprised of an experienced, direct United States sales force. Keystone also has a growing global sales network in approximately 45 countries through indirect channels or distributors. Such distributors are generally independent and conduct their business with limited input or influence from Keystone. As a result, it may be difficult for Keystone to affect any decisions made by such distributors in respect to their sales and marketing of Keystone products, and such distributors may take actions that are different from or inconsistent with those taken by Keystone.

Keystone has a comprehensive portfolio of total tooth replacement solutions which is commercially available in the United States and substantially across the world.

Keystone Implants: Keystone offers a portfolio of implants, abutments and premium dental implant tooling kits. Its implant solutions include premium and value-based products that enable dental practitioners to treat a broad spectrum of patients’ clinical, anatomical and aesthetic needs. Keystone’s vertically integrated operations allow it to provide high quality, cost effective implants that are designed for procedural ease of use.

Keystone’s Biomaterial Solutions: Keystone offers strong, respected and established brands in its biomaterial solutions portfolio, which are patented technologies available in a variety of formulations. Keystone offers its customers an assortment of advanced products such as a variety of allograft, xenograft and synthetic bone growth substitute materials with osteoconductive and osteoinductive elements to promote new bone growth. In addition, Keystone offers a number of other biomaterial solutions such as membranes.

Keystone’s Dental Prosthetics: Keystone offers a comprehensive portfolio of fixed and removable full-arch dental prosthetic solutions.

Keystone’s Digital Solutions: Keystone offers dental practices advanced technology solutions which have the potential to significantly reduce treatment time for practitioners and patients with strong aesthetic outcomes. Osteon’s core technology can digitally perform an oral scan to make a treatment plan and deliver on-site, ready-to-go, full-arch solutions in a single procedure. Osteon’s core technology uses proprietary components that digitally record the necessary three-dimensional patient information. This can reduce the number of appointments required to perform this type of treatment when compared to the more conventional manual processes and techniques of taking impression molds and having a separate laboratory prepare an implant, which require multiple appointment times and more complex, manual procedures when compared to the Nexus IOS solution. Keystone believes that leveraging Osteon’s core technology may help Keystone to address a much larger market potential in the future, as it intends to expand from full-arch solutions to other implantation procedures. For example, Keystone’s Nexus iOS workflow solution provides an innovative digital workflow which can significantly reduce procedural complexity and time to complete full-arch restorations.

Keystone believes it addresses a large population of untreated patients. Globally, there are approximately 4 billion individuals missing one or more teeth, however, only less than approximately 1%, or 15 million patients, receive implant treatments each year. Dental implants are currently a cost prohibitive solution with long treatment times and procedural complexity. Keystone believes there is a significant opportunity to expand the market for tooth replacement solutions by delivering high-quality products at attractive prices and services that streamline dental workflows. Keystone’s existing annual market opportunity in the dental implants, dental biomaterial solutions and digital solutions sectors (which market opportunity does not include Osteon’s full arch solution), including opportunities for expansion into new markets of these sectors around the world and further penetration into markets of these sectors in which it already has a presence, is approximately $9.9 billion.

Dental implants represent the largest segment of Keystone’s portfolio, accounting for more than 60% of its total revenues in 2022. Keystone believes it is well positioned to participate in the growing dental implants market. Furthermore, the United States represents the largest market for Keystone’s products, representing approximately 40% of the global market in 2022. Keystone generated approximately 72% of its revenues from the United States market in 2022.

Keystone’s commercial organization offers coverage in the United States and substantial coverage across the world. It has an experienced direct sales force in the United States, Australia and Israel with third-party distributor sales in approximately 45 countries around the world. Its United States sales and marketing organization is comprised of 76 professionals of which 43 are direct sales representatives. Keystone’s sales force is responsible for selling its complete suite of products and solutions, thus avoiding channel conflicts. Keystone plans to accelerate its marketing initiatives to drive increased awareness and product adoption. Keystone recently strengthened its international organization and intends to further increase its global commercial footprint in the near term by broadening its direct sales and distribution infrastructure in select markets.

Keystone’s experienced sales representatives provide premium customer support, which it believes differentiates its services from Keystone’s competitors, nevertheless the dental implant space is highly competitive with strong local and global companies and increasing consolidation. Many of Keystone’s competitors have longer, more established operating histories, and significantly greater name recognition and financial, technical, marketing, sales, distribution and other resources, which may prevent Keystone from achieving significant market penetration or improved operating results. Also, because of the range of the products and services Keystone sells and the variety of markets it serves, Keystone encounters a wide variety of competitors. As a result of such competition, if Keystone is unable to compete effectively it may experience decreased demand and decreased market share. Even if Keystone competes effectively, it may be required to reduce prices for its products and services. For further discussion, see the section entitled “—Competition”.

Keystone has recently made significant investments in innovation through both internal research and development and select acquisitions. It has built a team of experienced research and development professionals who have extensive engineering backgrounds to enhance Keystone’s organic innovation efforts. Keystone expects to continue bringing innovative products and solutions to the market through ongoing investments in new product development initiatives, although any such investment of new products and solutions is subject to unanticipated delays in product development or product launches. In addition, the costs incurred by Keystone in connection with manufacturing its products and solutions may fluctuate, since they are dependent on the quantity of production, cost of labor and components and the terms of its arrangements with third-party suppliers. Finally, Keystone may need additional funding to finance its planned operations and may not be able to raise capital when needed, which could force it to delay, reduce or eliminate one or more of its product development programs.

Keystone faces extensive governmental regulation both within and outside the United States relating to the development, manufacture, marketing, sale and distribution of Keystone products, software and services, and must obtain certain regulatory approvals and marketing clearances from governmental authorities, including the FDA, to market and sell its products. The regulatory approval process is complex and time-consuming, and the FDA can delay, limit or deny approval of a device for many reasons. Obtaining approval, clearance or granted de novo classification from the FDA or any foreign regulatory authority is not guaranteed, could take longer than expected, and could result in unexpected and significant costs for Keystone and consume management’s time and other resources. For further discussion, see the section entitled “—Government Regulation”.

Keystone has a broad intellectual property portfolio that protects its technical innovation and spans across the globe in the United States, Europe, Asia, South America and Australia. Keystone will continue to expand its intellectual property portfolio as it continues to innovate.

Keystone has more than 54,750 square feet of state-of-the-art research and development, manufacturing, and production facilities in Israel, Australia, and the United States and additional manufacturing facility in France, where it produces its products in a high-quality and cost-effective manner. To further extend and strengthen its vertical integration strategy, Keystone recently invested in an additional facility in the United States. It aims to continue to automate its manufacturing and production processes to achieve margin expansion, operational and cost efficiencies and support its commercial growth and customer demands. The combination of Keystone’s vertically integrated operations, research and development strengths, and customer-centric commercial organization allows it to move quickly to bring new products to market.

Keystone has a highly experienced management team with an average of 20 years of dental and operational experience. Its existing management is responsible for Keystone’s organizational transformation, which has enhanced its growth, operating efficiencies and profitability.

Keystone generated revenues of $60.6 million and a net loss of $28.3 million for the year ended December 31, 2022, compared to revenues of $50.3 million and a net loss of $10.2 million for the year ended December 31, 2021. As of June 30, 2023, its accumulated deficit was $504.3 million, of which most was accumulated prior to its strategic transformation in 2018.

Keystone’s Strategic Evolution and Transformation

Keystone was formed in 2008 with an initial focus on developing and commercializing market leading dental biomaterial products and then subsequently expanded into dental implant technologies. Over the next decade, it made significant commercial progress and continued to drive innovation through internal product development and acquisitions of innovative technologies, including its flagship Genesis implant product portfolio and its Dyna biomaterial brand.

Following Keystone’s acquisition by Accelmed in 2018, Keystone made various investments to further enhance its brand and product offerings, including two strategic acquisitions. In 2019, Keystone acquired Paltop, which expanded its business to further address the full range of dental practitioner preferences in both premium and value-based sectors and transformed its business into a fully integrated dental manufacturer with comprehensive tooth replacement solutions. In August 2021, Keystone acquired Osteon, a provider of premium dental prosthetics and digital workflow solutions, which provided Keystone with innovative and robust dental prosthetics and digital capabilities. These strategic initiatives enabled Keystone to be a complete tooth replacement solutions provider with strong commercial and operational capabilities. Additionally, Keystone has made significant investments in its operational transformation and executed on a series of improvements to create a scalable business that it believes is well-positioned to capitalize on the growing tooth replacement market. This strategic transformation has contributed to Keystone’s growth and it expects to continue to leverage its operational efficiencies and reinvest resources to continue to drive its commercial expansion across the United States and international markets. Keystone’s transformation has been multifaceted and focused on enhancing its growth profile, operating efficiencies and profitability, and included the following initiatives:

•

Keystone hired a new management team with extensive experience and expertise. Keystone significantly strengthened its management team with executives who have deep dental expertise and has upgraded its global talent at various levels of the organization, including its commercial organization. This organizational transformation has led to a refocus on revenue growth in the United States and international markets.

•

Re-oriented Keystone’s commercial organization to improve its customer experience and sales force performance. Keystone re-designed its sales programs to drive sales engagement in internal programs such as new product development and customer advisory and it has also restructured its sales incentives plan to align with its high-growth and customer-centric strategy.

•

Significantly increased Keystone’s investments in research and development to develop new products and solutions to further enhance its existing products to better serve Keystone’s customers. It began to aggressively seek and develop new products and designed innovative products during this time to bring new solutions to its customers. Keystone invested in high-quality, state-of-the-art research and development centers in Israel and Australia and has implemented several innovative research and development programs at these facilities. Keystone has also prioritized cost efficiencies by focusing on streamlining several stages of its manufacturing, production, and operations. As a result of these cost savings, Keystone has been able to invest in internal research and development programs and develop a robust product pipeline which it believes will help Keystone to launch new products quickly and efficiently.

•

Acquired Paltop with six value-based product lines, robust digital capabilities and a digital manufacturing infrastructure. This acquisition transformed Keystone into a global tooth replacement solutions provider and allowed it to address all sectors of the dental implant market. The six product lines from Paltop represent one of Keystone’s fastest growing product categories. Paltop added efficient precision machining operations, innovative end-to-end digital solutions for implants and a high-quality product portfolio that represents a strong value proposition for practitioners and patients around the world.

•

Acquired Osteon, a commercial stage business with innovative, robust dental prosthetics and digital workflow solutions. Consistent with Keystone’s strategy of offering innovative technologies, Keystone acquired Osteon, which offers advanced dental implant restorations for many indications. Keystone believes Osteon has specific competitive advantages in full-arch restorations and that its digital workflow and cloud-based solutions offer practitioners ease of use with the potential to enhance practice efficiency. The combination of Keystone’s legacy products and Osteon enables Keystone to offer a more comprehensive portfolio of advanced solutions and significantly enhances Keystone’s value proposition to practitioners and patients.

•

Restructured Keystone’s manufacturing and supply chain to drive operational efficiencies. Keystone has streamlined its manufacturing footprint and restructured its supply chain operations to reduce its costs and operational complexity and improve its quality and ability to scale. With this strategic transformation, Keystone believes it is well-positioned to enhance practice productivity, workflow predictability and increase practice profitability to continue to grow and capture marketshare in total tooth replacement solutions in the United States and internationally.

Keystone’s Success Factors

Keystone believes its continued growth will be driven by the following success factors:

•

Innovative and comprehensive product portfolio, which is redefining value in the dental sector and offering practitioners a complete solution in the growing $11.3 billion tooth replacement market, which market opportunity includes Osteon’s full arch solution. Keystone believes it is redefining the tooth replacement market by providing a comprehensive portfolio of high-quality products and digital solutions with premium customer support at attractive price points. Keystone believes its value proposition of combining manufacturing excellence, affordability and an efficient workflow may disrupt the tooth replacement market. The $11.3 billion tooth replacement market, which market opportunity includes Osteon’s full arch solution, remains highly underpenetrated and Keystone believes its innovative total tooth replacement solutions are well-positioned to help to unlock this significant growth opportunity. In particular, Keystone believes its ability to provide both premium and value-based products is a key contributor to its expected growth in the United States and international markets.

•

Global commercial infrastructure with a customer service focused sales force. Keystone has a customer-focused organization with customers in approximately 45 countries. Its customers include a variety of dental and medical practitioners such as oral and maxillofacial surgeons, periodontists, prosthodontists and general dentists. Keystone also services dental laboratories, dental service organizations (“DSOs”) and other oral health professionals across the United States and internationally. Keystone has 76 sales and marketing professionals in the United States (which figure includes direct sales, customer support, inside sales, and marketing professionals), including 43 experienced, clinically-focused direct sales representatives. Keystone intends to grow its United States sales force and strategically add third-party distributors to international geographies. Keystone’s high-touch commercial organization has no channel conflict and its sales force represent all its brands and provide a level of service and support that Keystone believes is valued by practitioners and drives customer loyalty. Additionally, Keystone’s direct sales organization is critical to its innovation and speed to market by helping it better understand Keystone’s customer needs and inform innovation efforts to quickly develop novel technologies. This allows Keystone to quickly iterate products, introduce new product launches and execute effective education and training programs for its customers.

•

Increasing exposure to the high growth digital dentistry sector with a strong value proposition for practitioners and patients. Keystone’s acquisition of Osteon has provided it with strong capabilities in the attractive dental implant prosthetic sector with specific competitive advantages, mainly through Osteon’s full-arch prosthesis portfolio and an innovative digital workflow. Osteon’s Nexus proprietary solutions have several competitive advantages that specifically address the full-arch dental sector with a less complex workflow by using proprietary components that digitally record the necessary three-dimensional patient information, increasing repeatability, and significantly reducing number of visits and overall treatment time. These advantages ultimately result in increased convenience to patients without compromising aesthetic outcomes. This solution also provides a potential for increased productivity and improved economics to clinicians. The advantages of Nexus are a key to driving broad-based adoption in the United States.

•

Fully integrated manufacturing operations. Keystone maintains a predominantly vertically integrated manufacturing strategy and its operations are streamlined for efficiency and to manufacture high volumes of its products with quality control capabilities. Keystone maintains a global, state-of-the-art manufacturing operation capable of continuing to support its expansion. Keystone manufactures high-quality products in a cost-efficient manner at its automated manufacturing facilities in Israel, Australia, and the United States. Keystone’s efficient operational strategy has allowed it to reduce product launch time and maintain close coordination with sales and marketing to support revenue growth.

•

Robust research and development capabilities with a comprehensive intellectual property portfolio. Keystone’s strong track-record of innovation is largely due to robust research and development capabilities at its key innovation hubs in Israel and Australia that allow it to create high-quality products at affordable prices. Keystone is focused on being the leader in cutting-edge, total tooth replacement solutions and have produced many differentiated products over the years. Keystone continues to invest in product development and it has invested in protecting its innovation and have a comprehensive global portfolio of IP that allows Keystone to successfully compete with both large and small players in the United States and in international markets.

•

Highly experienced management team with significant expertise in the dental implant industry. Keystone’s management team is comprised of executives with significant experience in the dental industry. With an average of approximately 20 years of dental implants industry experience, its management team has a proven track record of successfully executing on strategic and operational initiatives. Under their leadership, the company has experienced significant growth and transformation. Keystone believes its management team will continue to drive future growth and position it to continue to capture market share in the tooth replacement industry.

Keystone’s Growth Strategies

Keystone’s goal is to be the partner of choice for dental practitioners performing dental implant procedures by enabling improved quality of life and convenience for patients while enhancing productivity and workflow to the practice through simplifying complex procedures, reducing treatment times and enhancing the overall implant workflow. The key elements of Keystone’s growth strategy are:

•

Continue to expand its commercial organization to drive adoption of Keystone’s total replacement solutions. Keystone is highly focused on expanding its commercial reach by growing its presence in the United States market and selectively growing its distributor channels in other global markets. Keystone currently has 76 sales and marketing professionals in the United States (which figure includes direct sales, customer support, inside sales, and marketing professionals), including 43 experienced direct sales representatives, and approximately 45 third-party distributors internationally. Keystone intends to drive adoption of its solutions by expanding its direct sales force in the United States and adding additional distributors in select international geographies. Furthermore, as a total tooth replacement solutions provider, Keystone’s goal is to further capture market share in the tooth replacement market by removing treatment complexities while maintaining high-quality treatment outcomes.

•

Leverage Osteon’s premium prosthesis solutions and digital workflow solutions to be a leader in comprehensive tooth replacement solutions. The acquisition of Osteon has provided Keystone with strong capabilities in the attractive dental implant prosthetic space, including competitive advantages with advanced full-arch solutions, and Keystone believes this will augment its entire offerings to its practitioners and their patients. Through Osteon’s Nexus iOS digital technology, which includes proprietary intraoral mapping and design software incorporating AI features, Keystone has the potential to provide improved workflow benefits for practitioners by reducing office visits and overall treatment times, allowing practitioners the opportunity to treat more patients. Nexus is currently commercially available in the United States, Canada, Australia, Asia and Europe, and Keystone continues to expand internationally. Keystone continues to promote Osteon’s products by leveraging robust KOL and referral strategy for training and network education of Nexus iOS, hiring additional application managers, technical specialists and customer service reps and also relying on its existing commercial infrastructure. Keystone also believes Osteon’s transformative Nexus technology will further grow and strengthen its customer relationships by providing a full suite of solutions for tooth replacement procedures.

•

Increase adoption and awareness of Keystone products. Keystone intends to drive adoption of its products and solutions by expanding its sales force, building and maintaining support from KOLs and increasing awareness of its solutions through various marketing initiatives. These initiatives will include practitioner-to-practitioner company sponsored education events, participating in leading dental conferences, organizing its global symposiums and publishing additional clinical data in industry and scientific journals. Furthermore, Keystone intends to implement programs that will help its customers in their direct to patient outreach and education of their patients. Keystone believes these efforts will drive awareness of its comprehensive portfolio of tooth replacement solutions and value proposition, ultimately leading to customer adoption.

•

Continue to leverage Keystone’s strong research and development capabilities to develop Keystone’s innovative pipeline with significant investments in implants and related products, digital dentistry, and workflow solutions. Keystone plans to continue its investments in research and development and bring innovative solutions to the tooth replacement market through added enhanced capabilities in digital workflows, and expects to continue to further develop improved offerings in its implant and prosthesis portfolios. With the acquisition of Osteon, Keystone acquired a state-of-the-art research and development hub in Australia and these capabilities will significantly enhance its digital and prosthesis portfolio. In addition, Keystone plans to partner with industry leading companies to offer customized planning software and significantly expand the presence of its digital libraries. Keystone intends to invest in digital workflow with cloud-based communication, innovative augmented reality online support for practice implementation and online training and education for customers. Keystone believes these initiatives will be key factors for improving treatment outcomes and its future growth as a total tooth replacement solutions provider.

•

Continue to selectively deploy capital for strategic inorganic investments. Keystone plans to continuously evaluate select inorganic opportunities to further augment its product portfolio and grow its company. In addition, Keystone may explore potential collaborations and external partnerships in the United States and international markets.

•

Drive profitability and gross margin expansion by scaling Keystone’s business operations to achieve cost and production efficiencies. Keystone’s goal is to drive profitability and gross margin expansion by lowering manufacturing costs, improving efficiencies, scaling production volume, expanding its in-house manufacturing capabilities and realizing operating leverage. For example, Keystone will continue to expand its in-house manufacturing capabilities through in-sourcing certain of its currently outsourced manufacturing.

•

Expansion of Customer Accounts by increasing practitioner referrals and increasing patient demand. Keystone plans to increase practitioner referrals by continuing to educate practitioners about its products, building networks and optimizing practice support. Keystone also plans to educate patients about its products, increase its social media initiatives and connecting patients with practitioners who use Keystone products in their practice.

Industry Background and Market Overview

The market for dental consumables and equipment is an attractive market with a large addressable size. Within this large and growing sector, Keystone operates in four subsectors with an approximate size of $11.3 billion, including: dental implants, dental biomaterials, digital dentistry and full-arch prostheses (which subsector includes Osteon’s full arch solution). These subsectors of the dental consumables and equipment market are well- positioned for outsized growth due to macroeconomic tailwinds such as an aging population, increased access to dental services, increasing global wealth, technological advancements, and patient awareness. While the United States and Europe account for the vast majority of the current overall dental market, emerging markets such as China, India, and Brazil present attractive opportunities for continued commercial expansion. Keystone believes the following trends, among others, will continue to drive growth in its markets:

•	Increasing global wealth and awareness of dental implant procedures;

•

The difference in quality between “premium” and “value-based” products is shrinking and the market has noticeably shifted towards value-based solutions; in 2017, based on management calculations using information from iData Research Inc.’s Global Market Report Suite for Dental Implants and Final Abutments (2021), value-based dental solutions accounted for 33% of the global market share. However, based on management calculations using information from iData Research Inc.’s Global Market Report Suite for Dental Implants and Final Abutments (2021), by 2027 it is projected that value-based solutions will represent roughly 38% of the global market share;

•	Market share is won on differentiated customer acquisition methods and pricing;

•	Simplifying complex implant procedures and reducing overall treatment times through innovation and technology improvements;

•	Incorporating dental implant training into dental school educational curriculums;

•	Optimizing digital workflows to reduce chair time and number of visits per procedure, increasing efficiency and driving adoption;

•	Increasing number of dentists per capita; and

•	General dental practitioners increasingly becoming involved in dental implant treatments.

In the United States, tooth replacement procedures are typically performed by general dentists, maxillofacial surgeons, periodontists, and prosthodontists. In 2021, according to information from Statista, there were more than 176,000 of these dental practitioners in the United States, as follows:

Practitioner Type	Approximate Number of Practitioners in the United States
General Dentist	159,246
Oral/Maxillofacial Surgeons	7,437
Periodontists	5,663
Prosthodontists	3,693

Total	176,039

The products used in tooth replacement procedures generally include implants, abutments, prosthetics and biomaterials. Keystone believes its comprehensive portfolio of tooth replacement solutions provides practitioners a wide variety of tools to treat multiple indications and a variety of patients.

Global Dental Implant Market Overview

According to the World Health Organization, oral diseases affect approximately 3.5 billion people worldwide, with an estimated 2.0 billion people suffering from tooth decay of permanent teeth or periodontal disease. The American Association of Oral and Maxillofacial Surgeons estimates that approximately 70% of adults aged 35 to 44 have lost at least one tooth permanently due to disease, decay, or an accident. In 2022, the global dental implant market was estimated at approximately $4.0 billion according to fortunebusinessinsights.com.

Dental implant surgery is a tooth replacement procedure that involves integrating a titanium or ceramic implant with the patient’s jaw to imitate the root of a tooth, commonly expressed as osseointegration. The implant system typically consists of three main components: the implant, the abutment and the dental prosthesis. The illustrative steps of the dental implant procedure are described below:

1.

Drilling Process — An incision is made in the gums at the site of the missing tooth to allow access for bone removal. The dental practitioner then drills into the bone in preparation for the dental implant. The practitioner will often utilize a digitally generated surgical guide to enhance accuracy of the drilling process.

2.

Insert Biomaterials Solution — The dental practitioner may opt to inject an osteoregenerative solution into the drill location to stimulate new bone and soft tissue growth and provide a natural scaffold to support new bone formation.

3.	Insert Dental Implant — The dental implant is then surgically placed in the jaw to serve as an anchor for the prosthesis. The practitioner sutures the gums closed to allow the patient to heal.

4.	Attach Healing Abutment — A healing abutment is then placed on the exposed portion of the implant to assist and induce rapid healing of the surrounding gum tissue.

5.

Attach Final Abutment — After a few weeks, the healing abutment is removed, and the final abutment is attached to the dental implant. The final abutment is used to serve as a connection point for the prosthesis to the implant and ensure a secure fit to prevent dislodgement.

6.	Attach Prosthesis — The prosthesis, or artificial tooth, is then attached and checked for fit and aesthetics. The following is an illustrative example of a conventional tooth replacement procedure.

Step 1: Drilling Process	Step 2: Inject Regenerative Solution	Step 3: Insert Dental Implant

Step 4: Insert Healing Abutment	Step 5: Final Abutment	Step 6: Prosthesis

Dental implants offer an alternative to conventional treatment methods in terms of post-procedure functionality of the mouth and affected teeth, without the need to compromise natural dentition. Implants often provide the patient with a stronger, high-functioning replacement tooth with no limitations on diet and nearly full chewing capacity as they would have with natural teeth. Teeth restored with dental implants also provide increased durability as they typically last significantly longer than conventional tooth replacement methods. Teeth restored with dental implants often do not need to be removed, as is the case with traditional dentures, and patients are able to brush, floss, and eat and drink normally.

Dental implants are becoming the standard treatment to replace missing teeth and improve the lives of patients. However, the implant market remains underpenetrated due to cost barriers and procedural complexity which represents a significant opportunity for high-quality, cost-effective total tooth replacement solutions with simplified procedures. The global dental implant market was valued at approximately $4.0 billion in 2022, according to fortunebusinessinsights.com. This growth is expected to be driven by a growing geriatric and edentulous population in need of tooth replacement treatments, the overall increase in disposable income in developing countries, increased patient awareness of implant optionality, and finally the demand for minimally invasive dental procedures, simplified by increased adoption of digital workflows.

Digital Dentistry Market Overview

In 2022, the digital dentistry market was estimated at approximately $4.4 billion, according to iData Research Inc.’s Global Market Report Suite for Digital Dentistry MedSuite (With Impact of COVID-19) (2022). An aging population, increasing prevalence of dental disease, increasing spending capacity among consumers, and patient awareness are some of the leading factors driving the demand for advanced dental solutions. The growing penetration of digital dentistry, allowing for a more efficient workflow and production processes with increased accuracy when producing customized dental implant prosthetics, is projected to further propel the demand for CAD/CAM supported procedures.

Digitization of dental care workflows provides quantifiable benefits in terms of quality, time savings and labor cost reductions. Digitizing and automating manual tasks may significantly reduce labor costs for traditional dental labs. In terms of efficiency, digital solutions allow for the significant reduction of production and treatment time. Similar time and cost savings can be achieved for administrative and diagnostic tasks, freeing up time for better practitioner-patient communication and involvement of patients in its treatment journey—one of the most important factors in earning patient loyalty. The increasing adoption of digital dentistry will help to simplify complex procedures and reduce overall treatment time by increasing productivity and efficiency, therefore allowing practitioners and their staff to better meet the growing demand for dental services and total tooth replacement solutions.

CAD/CAM systems and digital workflows have quickly been adopted by large dental labs. Maintaining relationships with practitioners will be a key growth factor for these CAD/CAM laboratories as adoption continues to grow. Another trend driving increased adoption of CAD/CAM in dentistry is the shift from dental laboratories to chairside CAD/CAM systems. These in-house systems, which require significant upfront investment, allow dentists to save time in addition to having more control of the design and manufacturing process. The primary objective of chairside CAD/CAM systems is to complete arch restorations in a single visit. However, many dental practitioners choose to use semi-chairside workflow, in which they perform the digital intraoral scan in-house but send the images to a dental laboratory where the design and milling is completed. The competitive landscape in this market is likely to increase in the future due to the advancements in technology, rise in product innovation, and upsurge in the edentulous population, attracting increased numbers of market participants.

Full-Arch Solutions Market Overview

In 2022, the global full-arch solutions market was estimated at approximately $1.4 billion, according to coherentmarketinsights.com. Full-arch dental prosthetics (dentures) are currently one of the most common ways to replace multiple missing teeth. There are approximately 35 million individuals in the United States with missing teeth: According to the American College of Prosthodontists, 23 million individuals are completely edentulous and 12 million are edentulous in one arch, and only 15% of these individuals receive a new denture each year. This procedure, like implants, also remains underpenetrated. Traditional, or removable dentures, were once the only dental prosthetic available for full-arch replacement. However, these solutions offer numerous disadvantages including fitting challenges and the acceleration of bone loss in the jaw. Fixed, or implant-supported full-arch restorations offer patients a higher quality, although more expensive, prosthetic solution. Fixed dentures offer patients a more comfortable, natural-feeling tooth replacement solution that prevents further bone loss in the jaw. Using removable dentures, one can regain some of their ability to chew and talk, whereas with implant-supported dentures, the user can regain the same quality of life. Keystone believes that through its Osteon portfolio it will continue to offer premium, next-generation full-arch prosthesis solutions for a vast and growing market.

Dental Biomaterials Market Overview

The global market for dental biomaterials is estimated at $1.5 billion, according to iData Research Inc.’s U.S. Market Report Suite for Dental Bone Graft Substitutes and Membranes (2023). Dental biomaterials are natural or synthetic products used to reconstruct the form and function of dental tissue. These include bone graft materials, dental membranes, and soft tissue regeneration products. As dental implants become more prevalent, the need for effective biomaterials increases. North America accounts for a significant portion of this market and increasing incidence of tooth disorders and increasing access to dental services will also drive growth in several global markets.

Keystone Products and Solutions

Keystone has an extensive portfolio of products and a global sales network. Its current products include: (i) implants (Genesis, Genesis Active, Prima Plus, Molaris, Dynamic) and abutments; (ii) Biomaterial Solutions (DYNA); (iii) dental prosthetic restorations under its Osteon brand (Zircoia Implant Prothesis, Nexus Bridge, Nexus removable, Nexus Wraparound, Nexus Micro and Nexus on HRA); and (iv) digital solutions (CAD/CAM Products and Solutions, Custom Prosthetic Fabrication and the Nexus iOS System).

Keystone believes its extensive portfolio of products, solutions and services offers an attractive comprehensive tooth replacement solution for its customers and the patients their customers serve. The array and depth of its offerings provides practitioners the optionality to best suit their individual preferences and addresses the entire spectrum of tooth replacement procedures with efficient and predictable results. Keystone leverages a global and clinically-oriented sales organization to provide its customers with a high level of service and support. Keystone offers a variety of programs to its customers which include education on the features and clinical benefits of its products, guidance on the proper use of its technologies and techniques, and collaboration with practitioners in various aspects of Keystone’s strategy and product development. Keystone believes it provide a compelling, cost-effective value proposition through combining a complete portfolio of solutions addressing the entire tooth replacement workflow with high-touch customer service, thereby positioning Keystone well for a competitive advantage and ability to increase its global market share.

Keystone’s Implants

Keystone offers a comprehensive portfolio of dental implant solutions that enables dental practitioners to treat a broad spectrum of patients’ clinical, anatomical and aesthetic needs. It offers a wide array of implant sizes and features, varying by aesthetic requirements, surface material, thread style and diameter designed to address the full spectrum of implant procedures and practitioner preferences. Its collection of implants offers its customers a broad range of pricing options. The table below summarizes Keystone’s key implant brands:

Selected Brands	Key Features and Benefits

•  Genesis is Keystone’s flagship dental implant product that utilizes its proprietary AnaTite anodization technology to project a more natural color through the patient’s gums for a more natural aesthetic compared to traditional titanium.

•  Utilizes Keystone’s proprietary BioSpark nano-surface that mimics the structure of bone and is designed to create a healing environment to optimize bone healing and fast osseointegration, or successful bone-to-implant integration.

•  Complete system for all patients and indications, offered in a wide range of sizes.

•  Designed for immediate implant placement and temporization, though can be used for all indications.

•  Genesis was initially launched in 2010. In June 2023, Keystone launched Genesis Active ™ a complete, state-of-the-art implant system designed for all implant patience and indications, including immediate implant placement and temporization

i

•  Prima has been a cornerstone product family for Keystone with proven simplicity and versatility.

•  Titanium alloy implants available in three different diameters and five lengths, color-coded for ease of use.

•  Utilizes proprietary TiLobe connection technology with a self- sealing conical taper that minimizes the microgap between implant and abutment, maintaining bone and soft tissue health.

•  Prima Plus is a next generation implant that builds on the foundation of Keystone’s PrimaConnex design with an aggressive thread for immediate placement and is specifically designed for demanding clinical procedures, including full-arch rehabilitation.

•  The Prima family was initially launched in 2005, with new products launched in 2017.

Selected Brands	Key Features and Benefits

•  Paltop is a family of implants with two connections, both engineered for marginal bone preservation and restorative flexibility that can be used for any indication and all bone types.

•  Offered with various thread, collar and apex designs suited for different indications and surgical situations.

•  Keystone’s Paltop implants feature Keystone’s proprietary K-LEAN surface technology.

•  The Paltop brand includes six innovative implants with an optimal biological response. Keystone’s three key Paltop brands include:

•  Dynamic provides more aggressive cutting threads which are especially helpful in dense bone or extracted socket.

•  Paltop Active Implant offers a machined collar for additional surgical flexibility and to address practitioner preferences.

•  Paltop Active ImplantTC provides an aggressive thread design for undersize drilling and insertion maneuverability.

•  The Paltop family was initially launched by Keystone in 2019, with new products launched in 2021.

•  The Molaris system innovative “molar wide” 7, 8 and 9 mm diameter implants, designed for immediate placement in a molar extraction socket.

•  The larger-than-conventional tapered implant body fits the natural shape of an extraction socket in the posterior part of the mouth as the implant engages with the perimeter bony walls achieving primary stability.

•  Provides enhanced surface and an adequate prosthetic platform minimizing bone loss, supporting soft tissue and reducing treatment times.

•  Keystone’s wide diameter implant bodies are a differentiated solution addressing molar tooth replacement.

•  The Molaris implants were initially launched in 2013.

The following table shows Keystone’s implant products and each jurisdiction for which Keystone currently has marketing approval:

Implant System	US	Canada	EU	Turkey	Mexico- Implants		Mexico- surgical tools		Russia	Vietnam	Uruguay	Thailand	Peru	India	Dominican Republic	Columbia	Hong Kong	Japan	Taiwan	UAE
Genesis Implant System	Yes	Yes	Yes	No	No		No		No	No	No	No	No	No	No	No	No	No	Yes	No
PrimaConnex Dental Implant System	Yes	Yes	Yes	Yes	No		No		No	No	No	No	No	No	No	No	No	Yes	Yes	No
Prima Plus Implant System	Yes	Yes	Yes	No	No		No		No	No	No	No	No	No	No	No	No	No	Yes	No
TiLobeMAXX Implant System	Yes	Yes	No	No	No		No		No	No	No	No	No	No	No	No	No	No	No	No
I-HEX MRT Implant System	Yes	Yes	No	No	No		No		No	No	No	No	No	No	No	No	No	No	No	No
Paltop Dynamic Dental Implant System	Yes	No	Yes	Yes	Yes	*	Yes	*	Yes	Yes	Yes	No	Yes	Yes	Yes	Yes	Yes	No	No	Yes
Paltop Advanced/Advanced + Dental Implant System	Yes	No	Yes	Yes	Yes	*	Yes	*	Yes	Yes	Yes	No	Yes	Yes	Yes	Yes	Yes	No	No	Yes
PAI Dental Implant System	Yes	No	Yes	Yes	Yes	*	Yes	*	Yes	Yes	Yes	No	Yes	Yes	Yes	Yes	Yes	No	No	Yes
PAI Total Coverage (TC) Dental Implant System	Yes	No	Yes	Yes	Yes	*	Yes	*	Yes	Yes	No	No	No	Yes	Yes	Yes	Yes	No	No	Yes

*	Implants only, other system components pending.

Abutments

In conjunction with Keystone’s implant offerings, Keystone also offers a complete line of abutments and dental componentry to address the full range of implant indications and clinical preferences. Its extensive collection of abutments and other dental offerings includes healing abutments, impression components, temporary abutments, final abutments, locator attachments and prosthetic drivers.

Guided Surgery Solutions

Keystone offers a variety of surgical instruments designed to improve the ease of use of placing Keystone implants. Its surgical kits are designed to help simplify the surgical procedure of placing a dental implant. Its Digital Guidance Sleeve (“DGS”) is a stationary sleeve that engages into the hand piece and eliminates the need for drill keys. The design of the DGS protects the osteotomy from inadvertent metal shavings while providing continuous direct irrigation to the drill.

Keystone Biomaterial Solutions

Keystone offers a comprehensive portfolio of biomaterials which includes a broad range of advanced and traditional bone graft substitutes. Its biomaterials portfolio features Keystone’s flagship Dyna brand. The majority of its line of Dyna products is manufactured by SeaSpine Holdings Corporation as part of an exclusive, royalty-free, perpetual license. The Dyna portfolio of offerings includes allograft, xenograft and synthetic bone grafting solutions for dental implants.

Product	Key Features and Benefits
DynaBlast	An allograft material paste used to stimulate bone growth upon placement of a dental implant or post-extraction of a tooth as an alternative to autografts which require bone removal from the patient’s jaw.

DynaCore	A mineralized allograft particulate which encourages bone development after a tooth extraction or with a dental implant as a substitute to autografts which require bone removal from the patient’s jaw.

DynaGraft D	An allograft gel used to stimulate bone development with a dental implant or after extraction of a tooth instead of using an autograft which requires removing a piece of bone from the patient’s jaw.

DynaMatrix	An intact extracellular membrane to form a communication network and structure for cells to facilitate soft tissue healing following a tooth extraction.

DynaFiber	In 2023, Keystone launched DynaFiber™, 100% human bone in moldable fiber form.

Keystone also markets several other brands of biomaterials through various distribution arrangements which offer options that support implant procedures. These other offerings include additional bone grafting solutions, membranes, wound dressings and resorbable sutures.

Dental Prosthetic Restoration

Keystone has also added the Nexus product line, as part of its acquisition of Osteon, consisting of both fixed and removable full-arch solutions. Fixed implant solutions allow users to maximize stability and shape structure attached to full-arch support. Keystone’s fixed implants restorative solutions include the Zirconia Implant Prosthesis, Nexus Wraparound, Nexus Bridge and Nexus Micro. Removable options offer another solution based on practitioner and patient preference. Its removable full arch solutions include the Nexus Removable and the Nexus on Hybrid Removable Abutments.

The Nexus platform is currently commercially available in the United States, Canada, Australia, Asia and Europe.

Keystone’s Digital Solutions

CAD/CAM Products and Solutions

Keystone’s digital dentistry business offers customized tooth loss implant solutions, including abutments and full arch prostheses, for dental practitioners and laboratories as part of Keystone’s CAD/CAM solutions. Through the acquisition of Osteon Medical, Keystone have integrated innovative digital implant solutions that combine scan mapping technologies together with engineered CAD/CAM designing and manufacturing capabilities. CAD/ CAM services allow dental practitioners to provide patients customized dental prostheses without the need for traditional elastomeric impressions. Its scan mapping technology is intended to allow practitioners to scan and digitally recreate a patient’s mouth for full arch restoration procedures. Dental practitioners are able to use the vast majority of third-party digital imaging intraoral scanning devices to capture a digital impression. The patient’s data is then converted into a digital model and, using Keystone’s software, is sent to Keystone’s facilities for in-house processing, designing and customized manufacturing on commercial grade titanium milling machines. Keystone’s fully customized CAD/CAM processing allows for an accurate fit of the prosthesis and a strong aesthetic result. Its digital capabilities reduce complexities of implant procedures, particularly for full arch restoration solutions.

Custom Prosthetic Fabrication

Keystone offers the complete spectrum of CAD/CAM fabricated implant prosthetics, from single-unit abutments to full-arch restoration solutions for dental practitioners and dental laboratories. Through Keystone’s acquisition of Osteon, it is able to offer CAD/CAM milling capabilities for abutments, bridges and other implant componentry.

Nexus iOS System

Keystone’s proprietary Nexus iOS solution is a differentiated digital full arch restoration solution. This technology combines Keystone’s transformative digital mapping software solution with its customized full arch prosthetic fabrication capabilities. The system is intended to digitally capture patient implant data, utilize AI powered proprietary software to digitally design a final full arch prosthesis and send to its milling facilities for immediate production. In the conventional full arch work process, patients may have longer lead times to final prosthesis. In addition, the complexity of the conventional full arch workflow may lead to inconsistent results and low-quality prosthesis. Keystone believes that Nexus iOS has the potential to simplify the traditional dental prosthetic modeling process, optimize the digital workflow, provide an economically attractive solution to dental practitioners and provide patients with a high precision prosthesis and excellent aesthetic results.

The Nexus iOS system was developed to transform the treatment process of full-arch dental restoration. By placing Keystone’s proprietary Nexus Scan Gauges on existing implants, a dental practitioner can digitally scan a patient’s implants in minutes to create a detailed, digital record of the mouth. The data, together with complementary patient information, is then uploaded to Keystone’s cloud-based software where the dental practitioner is later able to view a 3D model, modify as needed and approve the prosthetic solution. Once the design is approved by the practitioner, it is sent to Keystone’s design technicians for acceptance and manufacturing. The dental prosthesis is then shipped directly to the dental office for final insertion.

Keystone believes its Nexus iOS platform has numerous advantages over the conventional restorative full- arch process and provides a compelling value proposition for dental practitioners and patients. Among other things, the Nexus iOS enhances its brand by delivering high-quality tooth replacement solutions, having an established reputation of continued innovation and building customer trust with premium offerings and high-touch service. Keystone’s Nexus iOS platform is a practice-enhancing solution by the potential opportunity for reduction in patient chair time and office visits and increasing patient throughput, and also addressing complete tooth replacement solutions portfolio by addressing the entre procedure capturing high unit economics and potential product pull-through. The refined digital workflow improves the patient experience with fewer visits and shorter treatment times. Based on Keystone’s estimates, it believes that its solution both reduces the number of office visits and decreases patient chair time per procedure. Keystone believes this enhanced procedure efficiency provides physicians with a compelling value proposition by enabling them to treat more patients. Further, the enhanced process has the potential to allow more practitioners to provide patients with a consistent outcome and high-quality prosthesis. Finally, the platform is compatible with, and FDA-approved for, substantially all major implant brands and leverages the fast-growing install base of intraoral scanners.

Product Pipeline

Keystone focuses on continuous innovation remains fundamental to its growth strategy. Keystone continues to make significant investments to enhance and expand its portfolio of tooth replacement solutions. Keystone’s research and development expenses were approximately $3.7 million and $2.7 million for the years ended December 31, 2022 and 2021, respectively. Keystone’s core product development objectives include:

•	Expanding its portfolio through upgrades and extensions to its existing dental implant technologies and biomaterial solutions;

•	Continuously improving, simplifying and increasing dental practice efficiency and workflow; and

•	Selectively introducing innovative and transformative digital tools and systems to complement its portfolio of solutions, enhance patient experience and reach a broader sector of the dental market.

Keystone maintains two state-of-the-art research and development facilities in Israel and Australia with approximately 24 qualified engineers. Its dedicated engineering team is currently working on a number of projects at various stages of research and development, with a focus to further enhance its existing portfolio of tooth replacement solutions. Keystone is actively growing its research and development organization and project pipeline. Some of its product development initiatives are discussed below:

Next-Generation Implant Systems

Keystone is committed to continuously improving its portfolio of implant systems. Keystone’s research and development efforts are focused on optimizing and further modernizing its existing implant offerings and developing new innovative solutions to expand the reach of its existing portfolio. For example, in June 2023 Keystone launched its Genesis Active implant to address practitioner needs and demands. This next generation development builds on the foundation of Keystone’s existing Genesis implant by adding a more aggressive thread design and incorporating its existing conical connection, which is designed to further enhance sealing against bacterial and endotoxin leakage.

Cloud-Based Immediacy

Keystone is developing cloud-based disruptive technologies with the potential to further reduce procedure chair time and enhance dental practice efficiency.

Sales and Marketing

Keystone’s commercial strategy is focused on driving growth and penetrating the global tooth replacement market with its innovative solutions. Keystone markets its total tooth replacement solutions through a direct sales force in the United States and Israel and through third-party distributors in various international markets. Keystone also has a small direct sales force in Canada and Australia who sell and market its prosthetic and digital solutions. Its customers include a variety of dental and medical practitioners such as oral and maxillofacial surgeons, periodontists, prosthodontists and general dentists. Keystone also services dental laboratories, DSOs and other oral health professionals across the United States and more than 45 international countries. The United States market accounted for approximately 72% of Keystone’s sales and international markets comprised approximately 28% of its total sales in 2022. Its sales and marketing efforts focus on educating mainly practitioners, and to some extent patients, on the significant benefits of its total tooth replacement solutions and its sales and marketing professionals are responsible for providing its customers with the high level of service and expertise in the tooth replacement market. Keystone believes this level of premium customer support with state-of-the-art training and education differentiates them from its competitors.

Sales Force

As of June 30, 2023, with specific regard to direct sales and marketing, Keystone had 39 direct sales representatives in the United States, six direct sales professionals in Israel, a customer support team of 20 individuals in the United States and Israel and approximately 45 third-party distributors in international geographies. Keystone has broad United States coverage across major states and its direct United States sales force includes experienced and clinically focused sales representatives who provide its customers with comprehensive support and solutions for a variety of procedures. Its direct sales force and some of its select distributors are responsible for selling both Keystone’s leading value-based and premium brands. Keystone therefore avoids channel conflict between its product lines and focuses on being total solution providers to its customers. Keystone intends to continue to expand its commercial footprint across the United States and introduce direct sales representatives in key geographies and expand its distribution partners in select international geographies to accelerate sales.

Keystone’s sales force is supported by a comprehensive training program, designed to equip its sales representatives with important insights about its products and solutions so that they can provide high-quality expertise to Keystone’s customers during procedures and case support. Keystone uses a combination of instructional design, content development, sales skills workshops, annual sales meetings and metrics to assure that its sales representatives are engaged and have the necessary tools to successfully manage their territories, build long-term customer relationships and drive sales.

Marketing

Keystone’s global marketing team is focused on enhancing its sales efforts through internal collaboration with its sales representatives and external partnerships with its customers to drive broader adoption of Keystone’s products and solutions. As of June 30, 2023, Keystone had five marketing professionals in the United States with nine international marketing professionals. Its marketing initiatives include annual global symposium, conferences, practitioner training and development and other educational events. Keystone also participates in relevant major dental scientific events, social media initiatives and partnerships with other dental educational organizations amongst other initiatives which build awareness of its products and solutions in the dental community. Keystone believes these programs are key to providing its customers with comprehensive information on Keystone’s products and solutions in addition to strong practice support, industry updates and other beneficial clinical information for its patients and practices.

In addition to Keystone’s marketing efforts, Keystone also maintains educational and consulting relationships with industry experts who provide critical ongoing feedback throughout Keystone’s product development process to further enhance its innovative portfolio.

Clinical Results and Studies

Keystone is committed to continued investment in clinical evidence and involving practitioners who are recognized as KOLs in the dental implant industry. Keystone believes these efforts will continue to generate a large compendium of publications to ultimately drive adoption of Keystone products and increase awareness of dental implant procedures. Its success in these efforts should allow Keystone to continue to grow and capture market share in the total tooth replacement solutions market in the United States and internationally. Since Keystone’s inception, it has developed a broad set of published studies that it believes strengthens its position as a thought leader in Keystone’s industry. Although the FDA and other comparable regulatory authorities are ultimately responsible for determining that a device is safe and effective, the safety and clinical performance of its products are supported by over 50 published clinical whitepapers or studies. Not all of its products have received FDA approval or clearance in every jurisdiction in which Keystone operates. In addition to its numerous publications, Keystone is currently analyzing three-year data from a multicenter study on the Genesis implant system and finalizing preparations for a two-year multicenter study on the Paltop Dynamic implant. Keystone regularly holds conferences discussing the latest innovations and clinical results and studies surrounding the dental implant industry, presented by world-renowned thought leaders and educators.

Keystone plans to continue investing in pre-clinical and post-clearance studies to drive utilization of its products. As part of its clinical strategy, Keystone emphasizes and internally conducts performance testing of its products including mechanical implant testing in an effort to substantiate the claims it makes and support marketing of its clinically meaningful systems.

Research and Development

In recent years, Keystone has continued to develop new and innovative products to bring new solutions and technologies to its customers. It continues to invest strategically in the development of new products and conduct research and development activities for the purpose of designing and developing new and innovative products and solutions to address customer needs and emerging trends. Keystone focuses on enhancing the functionality, effectiveness, ease of use and reliability of its existing products through agile product development. Its research and development expenses were approximately $1.1 million for the six months ended as of June 30, 2023, and approximately $3.7 million and $2.7 million, respectively, for the years ended December 31, 2022 and 2021. Since 2019, Keystone has introduced six new product lines and a number of stock-keeping units, and with the Osteon acquisition it has increased research and development capabilities. Keystone expects to increase investing in research and development, with the goal of maintaining or improving its competitive position, entering new markets, launching quality new products efficiently, adding digital capabilities in CAD/CAM and leveraging its recent acquisition of Osteon. Keystone has established a dedicated research and development team of 10 individuals with deep technical experience as of June 30, 2023, with the plan to continue to grow its research and development team.

Keystone generally conducts research and development activities primarily in its state-of-the-art research and development centers in Israel and Australia. Keystone anticipates that it will continue to make significant expenditures for research and development as it seeks to provide a continuing flow of innovative products to maintain and improve its competitive position.

Manufacturing and Supply Chain

In order to sell Keystone’s products, Keystone must be able to reliably produce and ship its products in sufficient quantities. Keystone has successfully built a global, state-of-the-art, predominantly vertically integrated manufacturing operation that is cost efficient. Many of its products involve complex manufacturing processes and are produced at manufacturing sites in the United States, Israel, and Australia, where Keystone collectively employs approximately 118 team members. Its facility in the United States is approximately 11,000 square feet, its facility in Israel is approximately 18,000 square feet and its facility in Australia is approximately 26,000 square feet. The majority of Keystone implants are manufactured in Israel, while its Nexus iOS products and solutions are manufactured in the United States and Australia. Keystone then distributes its products to other locations around the world to facilitate the delivery to its customers. In recent years, Keystone has streamlined its manufacturing footprint and restructured its supply chain operations to reduce costs and operational complexity and improve its ability to scale. Through Keystone’s acquisition of Osteon Medical, Keystone has made important advancements in its digitization capabilities and intend to focus on automating its manufacturing capabilities. In manufacturing all of its products, Keystone depends upon several third parties for the supply of various components. In the future, however, Keystone plans to continue to integrate and bring select expertise in house from third parties and integrate these into its manufacturing and supply chain.

Keystone’s manufacturing facilities are subject to periodic inspections by the FDA, as well as various state agencies and foreign regulatory agencies. From time to time it has experienced and may in the future experience difficulty manufacturing its products and obtaining components for Keystone products. Additionally, it has experienced instances due to the COVID-19 pandemic where its suppliers have had difficulty supplying products by the requested delivery date. In response, Keystone increased its inventory and, where possible, added secondary sources to its supply chain. Keystone believes its manufacturing capacity is sufficient to meet market demand for its products for the foreseeable future. However, if demand for its products continues to grow at the current expected rate, Keystone may need to open new or expand its existing manufacturing facilities to increase its capabilities at a corresponding ratio.

Keystone’s quality system is required to be in compliance with the Quality System regulations enforced by the FDA, and similar regulations enforced by other worldwide regulatory authorities. Keystone maintains required licenses and certifications as a medical device manufacturer. Keystone has a formal, documented quality system by which quality objectives are defined, understood and achieved. Systems, processes and procedures are implemented to ensure high levels of product and service quality. Keystone monitors the effectiveness of the quality system based on internal data and direct customer feedback and strive to continually improve its systems and processes, taking corrective action, as needed.

Minor deviations in Keystone’s manufacturing or logistical processes, the reliance on third-party vendors for the supply of various components, unpredictability of a product’s regulatory or commercial success or failure, the lead time necessary to construct highly technical and complex manufacturing sites and shifting customer demand increase the potential for capacity imbalances.

Competition

Keystone offers a wide range of products and solutions in the tooth replacement market and therefore, it has a wide variety of competitors which include well-established regional and national competitors. Its larger competitors or their divisions, often have substantial sales, marketing, research and financial capabilities. For example, some of Keystone’s competitors include premium market players such as Straumann, Dentsply Sirona, Envista, Zimmer Biomet, value market participants such as Osstem Implant, Camlog, Anthologyr, MIS, Biohorizons, S.I.N., Implant Direct, Klockner and Neodent, and a number of smaller implant manufacturers. Unlike some of Keystone’s larger competitors, Keystone does not face channel conflict amongst its sales force, which allows it to offer a premium customer experience. Keystone’s industry is highly competitive and subject to rapid change from the introduction of new products and technologies. Keystone expects to successfully compete against existing and new entrants.

Key competitive factors driving this industry vary among businesses, products and service lines but include the following specific factors:

•	Shift from premium solutions to “value-based” solutions;

•	Premium players are further validating the “value-based” markets by investing their resources in this sector;

•	Digitization and efficient workflow;

•	Improving patient outcomes, product and service quality, performance and support;

•	Technology and innovation;

•	Market share won on pricing and differentiated customer acquisition and service methods;

•	Simplifying complex procedures and reducing treatment time;

•	Product and solutions adoption by leading dental practitioners; and

•	Successful sales and marketing.

Keystone believes it competes favorably with each of these factors against both existing and emerging competitors and that it is well-positioned to address market and customer demands in its particular dental implant sectors. Keystone believes its ability to compete effectively will be dependent on its ability to continue to introduce to the market new and innovative products and solutions as well grow its direct sales force in the United States and number of distributors internationally.

Intellectual Property

As of September 30, 2023, Keystone owned or licensed 21 issued or pending United States patents and applications, 44 issued or pending European (EP and EU) patents and applications, 15 issued or pending Asian patents and applications and additional patents issued or applications pending in Australia, Brazil, Canada, Colombia, Israel, Mexico, and New Zealand, and it had one pending PCT application. These patents and applications cover certain aspects of Keystone products and processes, including, for example, the internal TiLobe connection found in many of its implant products. Its issued United States patents are expected to expire between 2023 and 2028.

In particular, as of September 30, 2023:

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Keystone owned utility United States Patent Number 7,249,949, which is expected to expire on August 14, 2024, and covers the PrimaConnex, Prima Plus, Genesis, and TilobeMaxx implant systems. The Genesis implant system provides immediate function capability through its dual-thread design for primary stability, while its surface enhances secondary stability. The aesthetic results in a pink implant collar and complete line of pink prosthetics, projecting a natural hue for a more natural-looking smile. Keystone also owned or licensed corresponding patent family members which issued in Austria, Australia, Belgium, Canada, Switzerland, China, Germany, Denmark, Spain, Finland, France, the United Kingdom, Ireland, Israel, Italy, Japan, South Korea, Mexico, the Netherlands, Poland, Portugal, and Singapore. These corresponding patent family members are expected to expire on June 23, 2025. Another corresponding patent family member, which was issued in Hong Kong is also expected to expire on June 23, 2025. A PCT application was also filed and is expired.

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Keystone owned utility United States Patent Number 8,029,282, which is expected to expire on November 16, 2025, and covers the PrimaConnex, Prima Plus, Genesis, and TilobeMaxx implant systems. Keystone also owned or licensed corresponding patent family members in Canada and Japan. These corresponding patent family members are expected to expire on July 31, 2026. Another corresponding patent family member, which is also expected to expire on July 31, 2026, issued in Israel.

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Keystone owned United States Design Patent Number D612,055, which is expected to expire on March 16, 2024, and covers the design of the Genesis implant system. Keystone also owned corresponding patent family members, which issued in the European Union and Italy, which are expected to expire on September 25, 2031 and September 25, 2030, respectively. Other corresponding patent family members, which issued in the United Kingdom are expected to expire on September 25, 2031. The patents that issued in the European Union and in the United Kingdom each also have two child patents, which are expected to expire on the same date as its respective parent patents.

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Keystone owned European Union Design Patent Number 000631601-0001, which is expected to expire on December 1, 2031, and covers the design of the pink anodized surface of the Genesis implant system. Keystone also owned or licensed a child patent in the European Union, which is expected to expire on December 1, 2031 and corresponding parent and child patents, which issued in the United Kingdom and are expected to expire on December 1, 2031.

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Keystone owned European Union Design Patent Number 000642145-0001, which is expected to expire on December 21, 2031, and covers the design of the external threaded geometry of the Genesis implant system. Keystone also owned or licensed a child patent in the European Union which is expected to expire on December 21, 2031 and corresponding parent and child patents, which issued in the United Kingdom and are expected to expire on December 21, 2031.

•	Keystone licensed utility United States Patent Number 7,740,481, which is expected to expire on August 30, 2028, and covers the Genesis implant system.

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Keystone owned utility United States Patent Number 7,887,325, which is expected to expire on August 26, 2028, and covers the XP1 implant system. The XP1 implant has an angled abutment, which can be used for single or multiple-unit restorations and for cement-retained crowns. The angled abutment is used to correct the prosthetic angulation of implants that are placed off-axis to the occlusal load.

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Keystone owned utility European Patent Convention Number EP 2180083, which covers the Genesis implant system. Keystone also owned corresponding patent family members, which issued in Germany, France, and the United Kingdom. Each of these patents are expected to expire on October 21, 2028.

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Keystone owned utility United States Patent Number 10,987,201, which is expected to expire on February 23, 2037, and covers a dental implant having a central longitudinal axis at a bone-entry portion thereof. The dental implant includes a threaded elongate fixture, at the bone-entry portion of the dental implant, shaped and sized for insertion into a bone of a subject, and a non-threaded emergence collar coronal to the fixture and smoother than the fixture. The emergence collar has a non-circular cross-section at least in a plane that is at least 1 millimeter coronal to the fixture and that is perpendicular to the longitudinal axis, the emergence collar and the fixture being formed of, and adjacently disposed along, a single piece of metal.

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Keystone owned utility United States Patent Number 10,792,132, which is expected to expire on February 27, 2038, and covers a guide-sleeve couplable to an oral surgical guide at a fixed rotational orientation, height, and angle with respect to oral anatomy. The patent also covers an implant delivery device, couplable to a dental implant, which drives the implant into tissue of the subject by rotation of the delivery device about its longitudinal axis until the delivery device lockingly engages the aforementioned guide-sleeve. When the implant lockingly engages the guide-sleeve, the implant is disposed in the tissue at a fixed rotational orientation, depth, and angle with respect to the oral anatomy, and any further advancement and rotation of the dental implant with respect to the tissue is prevented.

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Keystone owned utility United States Patent Number 10,987,196, which is expected to expire on June 11, 2039, and covers the Digital Guidance Sleeve used in its fully guided surgical kits. Each system can include an implant including a drill bit having a shank and a rigid guide-sleeve. A proximal end of the guide-sleeve couples to a handpiece, such that a lumen of the guide-sleeve and a drill bit coupled to the handpiece are coaxial along a central longitudinal axis of the drill bit. The distal end of the guide-sleeve is designed such that the handpiece is forced to align the axis of the drill bit to be coaxial with a central longitudinal axis of a placement guide during implantation.

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Keystone owned pending utility United States Application Number US 2021/0386529, which, if issued as a patent, is expected to expire on November 7, 2039, and covers the Nexus Solutions dental prostheses. The dental prostheses include an implant frame to support replacement of two or more teeth of a patient. A fixed or removable overlay is secured to the implant frame. The overlay is designed as a set of teeth. The overlay has an internal cavity that fits onto a substantial portion of the exterior surface of the implant frame. Keystone also owned corresponding patent family member applications that are pending in Taiwan, Australia, the European Patent Convention, Japan, Hong Kong, and New Zealand. Each of these applications, if issued as patents, are expected to expire on November 7, 2039.

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Keystone owned pending utility United States Application Number 17/433,457, which, if issued as a patent, is expected to expire on March 6, 2040, and covers the Evolution Dentures Smile Tray. The dental impression Smile Tray allows for positioning of the anterior teeth in the mouth during scanning to enable evaluation of lip support, anterior appearance, occlusal plane angulation, and center alignment while taking an impression of a patient. The attachment between the impression tray and the anterior model teeth is adjustable to allow the model teeth to be moved in the mouth to a desired position relative to the impression tray. The relative position is retainable to allow scanning of the impression material and the dental model teeth. Keystone also owned corresponding patent family member applications pending in Australia, the European Union, Japan, Hong Kong, and New Zealand. Each of these applications, if issued as patents, are expected to expire on March 6, 2040.

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Keystone owned utility PCT Number WO2021087549A1, which entered the National Phase on May 4, 2022, in Australia, Europe, Japan, Hong Kong, and New Zealand, and covers the Nexus Scan Gauge Kit. The Scan Gauge allows for full-arch digital impressions. Each Scan Gauge kit includes a number of Scan Gauges, and each Scan Gauge includes an elongate body having an attachment portion that connects the elongate body to an implant in a patient’s mouth. The elongate body is adapted to extend substantially perpendicular to a longitudinal axis of the implant when mounted to the implant. An upper surface and one or more sidewalls of the elongate body are observable in a resulting scan when the intraoral scanner scans the apparatus in a direction perpendicular to the upper surface. The National Phase applications, if issued as patents, are expected to expire on or about September 30, 2040. Keystone also owned a corresponding patent family member application pending in Taiwan, which, if issued as a patent, is expected to expire on November 3, 2040.

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Keystone owned United States Design Application Number 29/776891, which, if issued as a patent, is expected to expire 15 years after the issue date and covers the design of the Nexus Scan Gauge. Keystone also owned corresponding patent family member patents that are issued in Australia, which is expected to expire on October 2, 2030, and issued in the United Kingdom, which is expected to expire on March 31, 2046. Corresponding family member patents are also issued in the European Union, Hong Kong, and Japan, which are all expected to expire on April 1, 2046.

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Keystone owned United States Patent Number 10,449,018, which is expected to expire on March 8, 2036, and covers a pontic device for preserving soft tissue in a tooth-extraction site. Keystone also owned United States Patent Number 11,571,282, which is expected to expire on Mary 28, 2037.

As of September 30, 2023, Keystone owned 20 issued United States trademark registrations, and owned 19 pending United States trademark applications. Keystone also owned 65 issued trademark registrations in various countries, including Canada, Switzerland, Chile, China, the European Union, the United Kingdom, Australia, and New Zealand, and owned 44 additional foreign trademark applications currently pending in various countries worldwide. Its global trademark filings cover, among others, Genesis, Prima Plus, PrimaConnex, Molaris, DynaCore, DynaGraft D, Dyna Blast, DynaMatrix, We Follow Science, Smarter Thinking, Simpler Design, K- Lean, Ti-Lobe Tite, Anatite, BioSpark, TiLobeMAXX, I-Hexmrt and Genesis The Biomimetic Implant System.

Keystone continues to pursue further intellectual property protection through United States and non-U.S. patent applications, trademark applications, and nondisclosure and non-compete agreements. Keystone also relies on trade secret and copyright laws to protect its software, documentation and other written materials under trade secret and copyright laws. For example, Keystone relies on trade secrets to protect certain software innovations used for digital dental implant solutions including propriety AI-based CAD/CAM scanning and design technology for full-arch dentures, 3D printing, and augmented reality supported implantation procedures.

Keystone currently has key licensing agreements with Politecnico di Milano, of Milan Italy, NanoSurfaces S.r.l., of Granarolo Dell’Emilia, Italy, and SAMO of Granarolo Dell’Emilia, Italy, covering osteo-integration interfaces and surface treatments for dental implants, and SeaSpine, of Carlsbad, California, covering a large part of its biomaterial sales. Keystone does not control the protection of the intellectual property subject to these licenses and, as a result, Keystone is largely dependent upon its licensors to determine the appropriate strategy for protecting such intellectual property. The terms capitalized but not defined below are as defined in the agreements filed as the exhibits to the registration statement.

The processing and supply agreement between Keystone and SeaSpine (formerly IsoTis Orthobiologics, Inc.) (the “SeaSpine Agreement”) grants Keystone an exclusive, perpetual, worldwide license of the IsoTis Intellectual Property (as defined in the SeaSpine Agreement) solely within the Field of Use (as defined in the SeaSpine Agreement), which is the Dental Field (as defined in the SeaSpine Agreement). In connection with the SeaSpine Agreement, Keystone granted to SeaSpine a non-exclusive and non-transferable right and license solely for the supply and processing of the Dental Products (as defined in the SeaSpine Agreement) for Keystone in accordance with the terms of the SeaSpine Agreement.

Under the SeaSpine Agreement, Keystone has the right to make Licensed Products (Dynagraft II, OrthoBlast II, Accell Connexus, Ossatura BCP, Accell Total Bone Matrix, and Accell DBM100, which are natural and synthetic bone regeneration products). Keystone also has the right to sub-license and SeaSpine is responsible for preparing, filing, prosecuting, and maintaining the Licensed Patents (as defined in the SeaSpine Agreement), including any Interferences (as defined in the SeaSpine Agreement), oppositions, reissues or reexaminations. SeaSpine must also process and manufacture the Dental Products for Keystone.

The SeaSpine Agreement can be terminated by either party for breach or insolvency of the other party. The licenses granted under the SeaSpine Agreement are fully-paid and royalty-free, and thus, there are no future potential milestone payments to be paid or received nor are there any royalty rates or a royalty range.

In conjunction with an asset purchase agreement by and among NanoSurfaces S.r.L., SAMO S.p.A. and Keystone (the “SAMO Agreement”), SAMO S.p.A. assigned certain design patents to Keystone relating to Pink Collar, Pink Abutment and White Titanium designs for dental abutments, as well as a European utility patent application relating to the consistent application of the TiCare process. In connection with the SAMO Agreement, there were certain Licensed Patents (as defined in the SAMO Agreement) relating to osteointegrative interfaces for implantable dental prostheses that were licensed by Politecnico Di Milano to NanoSurfaces S.r.L. and then to Keystone (the “BioSpark” surface treatment technologies). Each party to the SAMO Agreement is responsible for obtaining and maintaining the Licensed Patents and the patent sellers own all right, title and interest in the Assigned Patents (as defined in the SAMO Agreement). The duration of the SAMO Agreement is for the lifetime of the Licensed and Assigned Patents and the SAMO Agreement does not expressly mention any termination provisions.

In terms of payments, the SAMO Agreement provides that the aggregate amount to be paid for the Purchased Assets (as defined in the SAMO Agreement) shall not exceed $5.2 million (the “Asset Purchase Price”). The SAMO Agreement also states that Keystone shall pay to SAMO S.p.A., as additional consideration for the Purchased Assets, an aggregate amount not to exceed $3.2 million in contingent payments (“Contingent Payments”) as follows: (a) if and when the support services to be provided by NanoSurfaces S.r.L. or SAMO S.p.A. to Keystone, as set forth on Schedule 3.3 of the MSS Agreement (as defined in the SAMO Agreement), are completed in compliance with the support services timeline, as set forth on Schedule 3.4 of the MSS Agreement, Keystone shall pay to SAMO S.p.A. a Contingent Payment equal to $800,000, provided, however, that if this Contingent Payment had not been made prior to December 31, 2012, then this Contingent Payment shall have been made in any event within thirty (30) Business Days of December 31, 2012; (b) if and when the Cumulative Revenues (as defined in the SAMO Agreement) shall equal or exceed $5.0 million dollars Keystone shall pay to SAMO S.p.A. a Contingent Payment equal to $800,000; (c) if and when the Cumulative Revenues shall equal or exceed $10.0 million dollars Keystone shall pay to SAMO S.p.A. a Contingent Payment equal to $800,000; and (d) if and when the Cumulative Revenues shall equal or exceed $15.0 million dollars Keystone shall pay to SAMO S.p.A. a Contingent Payment equal to $800,000. There are no additional future potential milestone payments nor are there any royalty rates or royalty ranges. As of June 30, 2023, Keystone has paid an aggregate amount of $4.9 million under the SAMO Agreement.

Under a patent assignment and royalty agreement between Dr. Stephen J. Chu, Dr. Jocelyn Tan-Chu and Keystone (the “Chu Agreement”), Keystone received a full assignment of all rights in United States Patent Number 10,449,018, which covers a pontic device for preserving soft tissue in a tooth-extraction site. The duration of the Chu Agreement is for the life of the patent. Royalty payments are due at a rate of 25% of gross sales (for gross sales up to $400,000) and 20% of gross sales (for gross sales in excess of $400,000) of products incorporating the pontic device for preserving soft tissue in a tooth-extraction site covered by the patent. However, as of June 30, 2023, Keystone has not yet developed or sold any such products.

There are no express termination provisions under the Chu Agreement, nor are there any future potential milestone payments to be paid. Keystone previously made two up-front payments of $25,000 each to the assignors, resulting in an aggregate of $50,000 paid by Keystone under the Chu Agreement as of June 30, 2023.

Keystone believes that, while its patents, trademarks, and licenses provide it with a competitive advantage, its success also depends on its software, process expertise, trade secrets, and research and development efforts.

Its pending patent and trademark applications may not result in issued patents or registered trademarks, and it cannot assure you that any current or subsequently issued patents or registered trademarks will protect its intellectual property rights, provide Keystone with any competitive advantage or withstand or retain its original scope after a validity or enforceability challenge from a third party. Notwithstanding the scope of the patent protection available to it, a competitor could develop competitive products that are not covered by Keystone’s intellectual property, and it may be unable to stop such competitor from commercializing such products. While there is no active litigation involving any Keystone patents or other intellectual property rights and they have not received any notices of patent or other intellectual property infringement, Keystone may be required to enforce or defend its intellectual property rights against third parties in the future. Because patent applications can take many years to issue, there may be applications unknown to Keystone, which applications may later result in issued patents that its existing or future products or technologies may be alleged to infringe. There has been substantial litigation regarding patent and other intellectual property rights in the medical device industry. In the future, Keystone may need to engage in litigation to enforce patents issued or licensed to Keystone, to protect its trade secrets or know-how, to defend against claims of infringement of the rights of others or to determine the scope and validity of the proprietary rights of others. Litigation could be costly and could divert its attention from other functions and responsibilities. Furthermore, even if its patents are found to be valid and infringed, a court may refuse to grant injunctive relief against the infringer and instead grant Keystone monetary damages and/or ongoing royalties. Such monetary compensation may be insufficient to adequately offset the damage to Keystone’s business caused by the infringer’s competition in the market. Adverse determinations in litigation could subject Keystone to significant liabilities to third parties, could require Keystone to seek licenses from third parties and pay significant royalties to such third parties and could prevent it from manufacturing, selling or using Keystone’s product or techniques, any of which could severely harm its business. See “Risk Factors — Risks Related to Keystone and Ownership of New Parent Common Stock Following the Business Combination–Risks Related to Keystone Intellectual Property” for additional information regarding these and other risks related to Keystone’s intellectual property portfolio and its potential effect on Keystone.

Government Regulation

Keystone faces extensive governmental regulation both within and outside the United States relating to the development, manufacture, marketing, sale and distribution of Keystone products, software and services. The following sections describe certain significant regulations that Keystone is subject to. These are not the only regulations that Keystone’s businesses must comply with. For a description of risks related to the regulations that its businesses are subject to, please refer to the section entitled “Risk Factors — Risks Related to Governmental Regulation.”

Medical Device Regulations

Most of Keystone’s products are classified as medical devices and are subject to restrictions under domestic and foreign laws, rules, regulations, self-regulatory codes, circulars and orders, including, but not limited to, the FDCA, the EU MDR (and implementing and local measures adopted thereunder) and similar international laws and regulations. The FDCA requires these products, when sold in the United States, to be safe and effective for its intended uses and to comply with the regulations administered by the FDA. The FDA regulates the design, development, research, preclinical and clinical testing, introduction, manufacture, advertising, labeling, packaging, marketing, distribution, import and export and record keeping for such products. Certain medical device products are also regulated by comparable agencies in non-United States countries in which they are produced or sold. Dental and medical devices of the types sold by Keystone are generally classified by the FDA into a category that renders them subject to the same controls that apply to all medical devices, including regulations regarding alteration, misbranding, notification, record-keeping and good manufacturing practices.

Unless an exemption applies, the FDA requires that a manufacturer introducing a new medical device or a new indication for use of an existing medical device obtain either a Section 510(k) premarket notification clearance or a PMA before introducing it into the United States market. The type of marketing authorization is generally linked to the classification of the device. The FDA classifies medical devices into one of three classes (Class I, II or III) based on the degree of risk the FDA determines to be associated with a device and the level of regulatory control deemed necessary to ensure the device’s safety and effectiveness.

Class I includes devices with the lowest risk to the patient and are those for which safety and effectiveness can be assured by adherence to the FDA’s General Controls for medical devices, which include compliance with the applicable portions of the QSR, facility registration and product listing, reporting of adverse medical events, and truthful and non-misleading labeling, advertising, and promotional materials. Class II devices are subject to the FDA’s General Controls, and special controls as deemed necessary by the FDA to ensure the safety and effectiveness of the device. These special controls can include performance standards, postmarket surveillance, patient registries and FDA guidance documents. Devices deemed by the FDA to pose the greatest risks, such as life sustaining, life supporting or some implantable devices, or devices that have a new intended use, or use advanced technology that is not substantially equivalent to that of a legally marketed device, are placed in Class III, requiring approval of a PMA. Some pre-amendment devices are unclassified, but are subject to FDA’s premarket notification and clearance process in order to be commercially distributed.

510(k) Clearance Marketing Pathway

Keystone’s products are either classified as Class I or Class II devices in the United States. While most Class I devices are exempt from the 510(k) premarket notification requirement, manufacturers of most Class II devices are required to submit to the FDA a premarket notification under Section 510(k) of the FDCA requesting permission to commercially distribute the device. Most of Keystone’s Class II and certain of Keystone’s Class I devices are marketed pursuant to 510(k) pre-marketing clearances. The process of obtaining a Section 510(k) clearance generally requires the submission of performance data and clinical data, which in some cases can be extensive, to demonstrate that the device is “substantially equivalent” to a device that was on the market before 1976 or to a device that has been found by the FDA to be “substantially equivalent” to such a pre-1976 device. A predecessor device is referred to as “predicate device.” As a result, FDA clearance requirements may extend the development process for a considerable length of time. The FDA’s 510(k) clearance process usually takes from three to twelve months, but may take longer and is not guaranteed to result in Keystone’s favor. In addition, FDA collects user fees for certain medical device submissions and annual fees and for medical device establishments.

If the FDA agrees that the device is substantially equivalent to a predicate device currently on the market, it will grant 510(k) clearance to commercially market the device. If the FDA determines that the device is “not substantially equivalent” (NSE) to a previously cleared device, the device will be subjected to one of the two potential stages of additional review: (1) providing additional data to support a finding of substantial equivalence, or (2) PMA approval (as explained below) or reclassification petition.

Medical devices can be marketed only for the indications for which they are cleared or approved. After a device has received 510(k) clearance for a specific intended use, any change or modification that significantly affects its safety or effectiveness, such as a significant change in the design, materials, method of manufacture or intended use, may require a new 510(k) clearance or PMA approval and payment of an FDA user fee. The determination as to whether or not a modification could significantly affect the device’s safety or effectiveness is initially left to the manufacturer using available FDA guidance; however, the FDA may review this determination to evaluate the regulatory status of the modified product at any time and may disagree with a manufacturer’s determination. If the FDA disagrees with a manufacturer’s determination, the FDA can require the manufacturer to cease marketing and/or request the recall of the modified device until such marketing authorization has been granted. Also, in these circumstances, the manufacturer may be subject to significant regulatory fines or penalties.

Over the last several years, the FDA has proposed reforms to its 510(k) clearance process, and such proposals could include increased requirements for clinical data and a longer review period, or could make it more difficult for manufacturers to utilize the 510(k) clearance process for its products. For example, in

November 2018, FDA officials announced steps that the FDA intended to take to modernize the 510(k) pathway. Among other things, the FDA announced that it planned to develop proposals to drive manufacturers utilizing the 510(k) pathway toward the use of newer predicates. These proposals included plans to potentially sunset certain older devices that were used as predicates under the 510(k) clearance pathway, and to potentially publish a list of devices that have been cleared on the basis of demonstrated substantial equivalence to predicate devices that are more than 10 years old. These proposals have not yet been finalized or adopted, although the FDA may work with Congress to implement such proposals through legislation.

More recently, in September 2019, the FDA issued revised final guidance describing an optional “safety and performance based” premarket review pathway for manufacturers of “certain, well-understood device types” to demonstrate substantial equivalence under the 510(k) clearance pathway by showing that such device meets objective safety and performance criteria established by the FDA, thereby obviating the need for manufacturers to compare the safety and performance of its medical devices to specific predicate devices in the clearance process. The FDA has developed and maintains a list of device types appropriate for the “safety and performance based” pathway and continues to develop product-specific guidance documents that identify the performance criteria for each such device type, as well as the testing methods recommended in the guidance documents, where feasible.

PMA Approval Pathway

Class III devices require PMA approval before they can be marketed, although some pre-amendment Class III devices for which FDA has not yet required a PMA are cleared through the 510(k) process. The PMA process is more demanding than the 510(k) premarket notification process. In a PMA, the manufacturer must demonstrate that the device is safe and effective, and the PMA must be supported by extensive data, including data from preclinical studies and human clinical trials. The PMA must also contain a full description of the device and its components, a full description of the methods, facilities, and controls used for manufacturing, and proposed labeling. Following receipt of a PMA, the FDA determines whether the application is sufficiently complete to permit a substantive review. If the FDA accepts the application for review, it has 180 days under the FDCA to complete its review of a PMA, although in practice, the FDA’s review often takes significantly longer, even up to several years, and approval is not ultimately guaranteed. An advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. The FDA may or may not accept the panel’s recommendation. In addition, the FDA will generally conduct a pre-approval inspection of the applicant or its third-party manufacturers’ or suppliers’ manufacturing facility or facilities to ensure compliance with the QSR.

The FDA will approve the new device for commercial distribution if it determines that the data and information in the PMA constitute valid scientific evidence and that there is reasonable assurance that the device is safe and effective for its intended use(s), though such approval is not guaranteed and may take longer than planned. The FDA may approve a PMA with post-approval conditions intended to ensure the safety and effectiveness of the device, including, among other things, restrictions on labeling, promotion, sale and distribution, and collection of long-term follow-up data from patients in the clinical study that supported PMA approval or requirements to conduct additional clinical studies post-approval. The FDA may condition PMA approval on some form of post-market surveillance when deemed necessary to protect the public health or to provide additional safety and efficacy data for the device in a larger population or for a longer period of use. In such cases, the manufacturer might be required to follow certain patient groups for a number of years and to make periodic reports to the FDA on the clinical status of those patients. Failure to comply with the conditions of approval can result in material adverse enforcement action, including withdrawal of the approval.

Certain changes to an approved device, such as changes in manufacturing facilities, methods, or quality control procedures, or changes in the design performance specifications, which affect the safety or effectiveness of the device, require submission of a PMA supplement. PMA supplements often require submission of the same type of information as a PMA, except that the supplement is limited to information needed to support any changes from the device covered by the original PMA and may not require as extensive clinical data or the convening of an advisory panel. Certain other changes to an approved device require the submission of a new PMA, such as when the design change causes a different intended use, mode of operation, and technical basis of operation, or when the design change is so significant that a new generation of the device will be developed, and the data that were submitted with the original PMA are not applicable for the change in demonstrating a reasonable assurance of safety and effectiveness. None of Keystone’s offerings are currently marketed pursuant to a PMA.

Clinical Trials

Clinical trials are almost always required to support a PMA and de novo classification, and are sometimes required to support a 510(k) submission. To date, no clinical trials or studies have been required to obtain FDA approval for Keystone’s products. All clinical investigations of devices to determine safety and effectiveness must be conducted in accordance with the FDA’s IDE regulations which govern investigational device labeling, prohibit promotion of the investigational device, and specify an array of recordkeeping, reporting and monitoring responsibilities of study sponsors and study investigators. If the device presents a “significant risk” to human health, as defined by the FDA, the FDA requires the device sponsor to submit an IDE application to the FDA, which must become effective prior to commencing human clinical trials. If the device under evaluation does not present a significant risk to human health, then the device sponsor is not required to submit an IDE application to the FDA before initiating human clinical trials, but must still comply with abbreviated IDE requirements when conducting such trials. A significant risk device is one that presents a potential for serious risk to the health, safety or welfare of a patient and either is implanted, used in supporting or sustaining human life, substantially important in diagnosing, curing, mitigating or treating disease or otherwise preventing impairment of human health, or otherwise presents a potential for serious risk to a subject. An IDE application must be supported by appropriate data, such as animal and laboratory test results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE will automatically become effective 30 days after receipt by the FDA unless the FDA notifies the company that the investigation may not begin. If the FDA determines that there are deficiencies or other concerns with an IDE for which it requires modification, the FDA may permit a clinical trial to proceed under a conditional approval.

Regardless of the degree of risk presented by the medical device, clinical studies must be approved by, and conducted under the oversight of, an Institutional Review Board, or IRB, for each clinical site. The IRB is responsible for the initial and continuing review of the IDE, and may impose additional requirements for the conduct of the study. If an IDE application is approved by the FDA and one or more IRBs, human clinical trials may begin at a specific number of investigational sites with a specific number of patients, as approved by the FDA. If the device presents a non-significant risk to the patient, a sponsor may begin the clinical trial after obtaining approval for the trial by one or more IRBs without separate approval from the FDA, but must still follow abbreviated IDE requirements, such as monitoring the investigation, ensuring that the investigators obtain informed consent, and complying with labeling and record-keeping requirements. In some cases, an IDE supplement must be submitted to, and approved by, the FDA before a sponsor or investigator may make a change to the investigational plan that may affect its scientific soundness, study plan or the rights, safety or welfare of human subjects.

During a study, the sponsor is required to comply with the applicable FDA requirements, including, for example, trial monitoring, selecting clinical investigators and providing them with the investigational plan, ensuring IRB review, adverse event reporting, record keeping and prohibitions on the promotion of investigational devices or on making safety or effectiveness claims for them. The clinical investigators in the clinical study are also subject to FDA’s regulations and must obtain patient informed consent, rigorously follow the investigational plan and study protocol, control the disposition of the investigational device, and comply with all reporting and HHS recordkeeping requirements. Additionally, after a trial begins, Keystone, the FDA or the IRB could suspend or terminate a clinical trial at any time for various reasons, including a belief that the risks to study subjects outweigh the anticipated benefits. There is no guarantee that such trials will produce positive results or that the results will support Keystone’s claims.

Post-market Regulation

Any devices Keystone manufactures and distributes are subject to pervasive and continuing regulation by the FDA and certain state agencies. These include product listing and establishment registration requirements, which help facilitate FDA inspections and other regulatory actions. As a medical device manufacturer, all of Keystone’s manufacturing facilities are subject to inspection on a routine basis by the FDA. Keystone is required to adhere to applicable regulations setting forth detailed in the cGMP requirements, as set forth in the QSR, which require manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all phases of the design and manufacturing process. If the FDA determines that a manufacturer or supplier has failed to comply with applicable regulatory requirements, it can take a variety of compliance or enforcement actions, which may result in any of the following sanctions:

•	warning letters, untitled letters, fines, injunctions, consent decrees and civil penalties;

•	recalls, withdrawals, or administrative detention or seizure of Keystone’s products;

•	operating restrictions or partial suspension or total shutdown of production;

•	refusing or delaying requests for 510(k) clearance or PMA approvals of new products or modified products;

•	withdrawing 510(k) clearances or PMA approvals that have already been granted;

•	refusal to grant export approvals for Keystone’s products; or

•	criminal prosecution.

Keystone must also comply with post-market surveillance regulations, including medical device reporting requirements which require that Keystone reviews and reports to the FDA any incident in which its products may have caused or contributed to a death or serious injury. Keystone must also report any incident in which its product has malfunctioned if that malfunction would likely cause or contribute to a death or serious injury if it were to recur. Labeling and promotional activities are subject to scrutiny by the FDA and, in certain circumstances, by the Federal Trade Commission. Medical devices approved or cleared by the FDA may not be promoted for unapproved or uncleared uses, otherwise known as “off-label” promotion. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses.

In addition, after a device is cleared or approved for marketing, other numerous and pervasive regulatory requirements continue to apply. These include:

•	establishment registration and device listing with the FDA;

•	requirements related to promotional activities;

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correction, removal and recall reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health; and

•	the FDA’s recall authority, whereby the agency can order device manufacturers to recall from the market a product that is in violation of governing laws and regulations.

Regulation of Medical Devices in the European Union

In the European Union, Keystone’s products are subject to the EU MDR and can be subject to medical device laws of the various member states. The EU MDR imposes stricter requirements for the marketing and sale of medical devices, including in the area of clinical evaluation requirements, quality systems and post-market surveillance. Complying with the EU MDR requires modifications to Keystone’s quality management systems, additional resources in certain functions and updates to technical files, among other changes.

Other Healthcare Laws

Many states, foreign countries and supranational bodies have also adopted laws and regulations similar to, and in some cases more stringent than, the United States federal regulations discussed above and below, as follows:

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The AKS prohibits persons from knowingly and willfully soliciting, offering, receiving or providing remuneration (including any kickback, bribe, or certain rebate), directly or indirectly, in exchange for or to induce either the referral of an individual, or the furnishing or arranging for a good or service, for which payment may be made in whole or in part under a federal health care program, such as Medicare or Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

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HIPAA, as amended by the HITECH Act, United States state and local privacy and data protection laws, the European Union’s GDPR, and similar privacy and data protection laws applicable in non-United States jurisdictions restrict the use and disclosure of personal health information, mandate the adoption of standards relating to the privacy and security of individually identifiable health information and require Keystone to report certain breaches of unsecured, individually identifiable health information.

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The False Claims Act imposes liability on any person or entity that, among other things, knowingly presents, or causes to be presented, a false or fraudulent claim for payment by a federal health care program, knowingly makes, uses or causes to be made or used, a false record or statement material to a false or fraudulent claim, or knowingly makes a false statement to avoid, decrease or conceal an obligation to pay money to the United States federal government. The qui tam provisions of the False Claims Act allow a private individual to bring actions on behalf of the federal government alleging that the defendant has submitted a false claim to the federal government, and to share in any monetary recovery. In addition, the government may assert that a claim including items and services resulting from a violation of the AKS constitutes a false or fraudulent claim for purposes of the civil False Claims Act.

•

The federal Civil Monetary Penalties Law prohibits, among other things, the offering or transferring of remuneration to a Medicare or Medicaid beneficiary that the person knows or should know is likely to influence the beneficiary’s selection of a particular supplier of Medicare or Medicaid payable items or services.

•

The Open Payments Act or the Physician Payments Sunshine Provisions of the Patient Protection and Affordable Care Act requires manufacturers of medical devices covered under Medicare, Medicaid or the Children’s Health Insurance Program with specific exceptions to record payments and other transfers of value to a broad range of healthcare providers (including dentists) and teaching hospitals and to report this data as well as ownership and investments interests held by the physicians described above and its immediate family members to the HHS for subsequent public disclosure. Similar reporting requirements that require transparency concerning Keystone’s interactions with health care professionals have also been enacted by U.S. states, and by non-United States jurisdictions.

Federal consumer protection and unfair competition laws broadly regulate marketplace activities and activities that potentially harm consumers. Analogous United States state laws and regulations, such as state anti- kickback and false claims laws, also may apply to Keystone’s business practices, including but not limited to, research, distribution, sales and marketing arrangements and claims involving healthcare items or services reimbursed by any third-party payor, including private insurers. Further, there are state laws that require medical device manufacturers to comply with the voluntary compliance guidelines and the relevant compliance guidance promulgated by the United States federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws and regulations that require manufacturers to file reports relating to pricing and marketing information, which requires tracking gifts and other remuneration and items of value provided to healthcare professionals and entities; state and local laws requiring the registration of sales representatives; and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Violation of any of these laws or any other governmental regulations that apply may result in significant penalties, including, without limitation, administrative civil and criminal penalties, damages, disgorgement, fines, additional reporting requirements and compliance oversight obligations, contractual damages, the curtailment or restructuring of operations, exclusion from participation in governmental healthcare programs and/ or imprisonment.

For a discussion of risks related to regulation by the FDA and comparable agencies of other countries, and the other regulatory regimes referenced above, please refer to section entitled “Risk Factors — Risks Related to Governmental Regulation.”

U.S. Foreign Corrupt Practices Act

The U.S. Foreign Corrupt Practices Act, or FCPA, prohibits U.S. corporations and its representatives from directly or indirectly offering, promising, authorizing or making corrupt payments, gifts or transfers to any foreign government official, government staff member, political party or political candidate in an attempt to obtain or retain business. The scope of the FCPA would include interactions with certain healthcare professionals in many countries.

In addition to the FCPA, the AKS, the United Kingdom’s Bribery Act 2010 (c.23) and similar anti- bribery laws, Keystone is also subject to various health care related laws regulating fraud and abuse, research and development, pricing and sales and marketing practices and the privacy and security of health information, including the United States federal regulations described below.

Healthcare Reform

In the United States and certain foreign jurisdictions, there have been, and Keystone expects there will continue to be, a number of legislative and regulatory changes to the healthcare system. There is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality or expanding access. For example, in the United States, in March 2010, the Patient Protection and Affordable Care Act (the “PPACA”) was signed into law, which substantially changed the way healthcare is financed by both governmental and private insurers and significantly affected the healthcare industry. Since its enactment, there have been judicial, Congressional and executive challenges to certain aspects of the PPACA, and Keystone expects there will be additional challenges and amendments to the PPACA in the future. On June 17, 2021, the U.S. Supreme Court dismissed the most recent judicial challenge to the PPACA without specifically ruling on the constitutionality of the PPACA. Prior to the Supreme Court’s decision, President Biden issued an executive order initiating a special enrollment period on February 15, 2021, for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructed certain governmental agencies to review and reconsider its existing policies and rules that limit access to healthcare. It is unclear how other healthcare reform measures of the Biden administration or other efforts, if any, to challenge, repeal or replace the PPACA will impact the PPACA or Keystone’s business. Moreover, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for its marketed products, which has resulted in several Congressional inquiries and proposed and enacted legislation designed, among other things, to bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for medical products. Individual states in the United States have also become increasingly active in implementing regulations designed to control product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures and, in some cases, mechanisms to encourage importation from other countries and bulk purchasing.

Other United States Federal and State Laws

Keystone is also subject to various laws inside and outside the United States concerning its relationships with healthcare professionals and government officials, price reporting and regulation, the promotion, sales and marketing of its products and services, the importation and exportation of its products, reimbursement for its products and services, the operation of its facilities, and the distribution of its products. Initiatives sponsored by government agencies, legislative bodies, and the private sector regarding these matters, including efforts to limit the growth of healthcare expenses generally, are ongoing in markets where Keystone does business. It is not possible to predict at this time the long-term impact of such cost containment and other measures on its future business.

As a participant in the health care industry Keystone is subject to extensive and frequently changing regulation under many other laws administered by governmental entities at the federal, state, and local levels, some of which are, and others of which may be, applicable to Keystone’s business. Furthermore, its network of orthodontists and general dentists is also subject to a wide variety of laws and regulations that could affect the nature and scope of its relationships with Keystone. Laws regulating medical device manufacturers and health care providers cover a broad array of subjects.

Several states have fraud and abuse and consumer protection laws that apply to healthcare items or services reimbursed by any third-party payor, including commercial insurers, not just those reimbursed by a federally funded healthcare program, or apply regardless of payor. The scope of these laws and the interpretations of them vary from state to state and are enforced by state courts and regulatory authorities, each with broad discretion. A determination of liability under such laws could result in fines and penalties and restrictions on Keystone’s ability to operate in these jurisdictions.

Coverage and Reimbursement

Dental procedures and products are often paid for out-of-pocket. For products where third-party coverage and reimbursement is available, sales will depend, in part, on the extent to which such product will be covered by third-party payors, such as federal, state and foreign government healthcare programs, commercial insurance and managed healthcare organizations, and the level of reimbursement for such product by third-party payors. Decisions regarding the extent of coverage and amount of reimbursement to be provided are made on a plan-by-plan basis. These third-party payors may unexpectedly reduce reimbursements for medical products and services and, in international markets, many countries have instituted price ceilings on specific products and therapies. Price ceilings, decreases in third-party reimbursement for any product or a decision by a third-party payor not to cover a product could reduce dentist usage and patient demand for the product.

Data Privacy and Security Laws

Medical device manufacturers may be subject to United States federal and state privacy, security and data breach notification laws and regulations, which govern the collection, use, disclosure and protection of health-related and other personal information. State laws may be more stringent, broader in scope or offer greater individual rights with respect to PHI than HIPAA, and state laws, including the CCPA, may differ from each other, which may complicate compliance efforts. Failure to comply with these laws, where applicable, can result in the imposition of significant civil and/or criminal penalties and private litigation. Privacy and security laws, regulations, and other obligations are constantly evolving, may conflict with each other to make compliance efforts more challenging, and can result in investigations, proceedings, or actions that lead to significant penalties and restrictions on data processing.

For example, HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, and regulations implemented thereunder (collectively, HIPAA) imposes privacy, security and breach notification obligations on certain health care providers, health plans, and health care clearinghouses, known as covered entities, as well as its business associates that perform certain services that involve creating, receiving, maintaining or transmitting individually identifiable health information for or on behalf of such covered entities. Entities that are found to be in violation of HIPAA as the result of a breach of unsecured protected health information, a complaint about privacy practices or an audit by HHS, may be subject to significant civil, criminal and administrative fines and penalties and/or additional reporting and oversight obligations if required to enter into a resolution agreement and corrective action plan with HHS to settle allegations of HIPAA non-compliance. Further, entities that knowingly obtain, use, or disclose individually identifiable health information maintained by a HIPAA covered entity in a manner that is not authorized or permitted by HIPAA may be subject to criminal penalties.

Even when HIPAA does not apply, according to the Federal Trade Commission, or FTC, violating consumers’ privacy rights or failing to take appropriate steps to keep consumers’ personal information secure may constitute unfair acts or practices in or affecting commerce in violation of Section 5(a) of the Federal Trade Commission Act. The FTC expects a company’s data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business, and the cost of available tools to improve security and reduce vulnerabilities.

The GDPR imposes many requirements for covered businesses (controllers and processors) of personal data, including, for example, higher standards for obtaining consent from individuals to process its personal data, more robust disclosures to individuals and a strengthened individual data rights regime, shortened timelines for data breach notifications, limitations on retention and secondary use of information, increased requirements pertaining to health data and pseudonymised (i.e., key-coded) data and additional obligations when Keystone contracts third party processors in connection with the processing of the personal data. The GDPR allows EU member states certain flexibility to make additional laws and regulations concerning the same issues, including, for example, further limiting the processing of genetic, biometric or health data.

Environmental Laws and Regulations

Keystone’s operations and properties are subject to laws and regulations relating to environmental protection, including those governing air emissions, water discharges and waste management, and workplace health and safety. In addition, following completion of Keystone’s United States manufacturing facility, certain of Keystone’s products will be regulated by the United States Environmental Protection Agency and comparable state regulatory agencies. For a discussion of risks related to compliance with environmental and health and safety laws and risks related to past or future releases of, or exposures to, hazardous substances, please refer to the section entitled “Risk Factors — Risks Related to Keystone and Ownership of New Parent Common Stock Following the Business Combination and  — Risks Related to Keystone’s Business, Financial Condition and Capital Requirements.”

Export/Import Compliance

Keystone is required to comply with various United States export/import control and economic sanctions laws, including the regulations administered by the United States Department of Treasury, Office of Foreign Assets Control, which implement economic sanctions imposed against designated countries, governments and persons based on United States foreign policy and national security considerations, and the import regulatory activities of the United States Customs and Border Protection. Other nations’ governments have implemented similar export and import control regulations, which may affect Keystone’s operations or transactions subject to its jurisdictions. For a discussion of risks related to export/import control and economic sanctions laws, please refer to the section entitled “Risk Factors — Risks Related to Governmental Regulation.”

Employees and Human Capital Resources

Keystone’s employees are its greatest asset. Keystone’s human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating its existing and new employees and consultants. In addition to competitive base salaries and cash compensation, the principal purposes of Keystone’s equity incentive plans are to attract, retain, and reward selected personnel through the granting of stock-based compensation awards and cash-based performance bonus awards, in order to increase stockholder value and the success of the company by motivating such individuals to perform to the best of its abilities and achieve its objectives.

As of June 30, 2023, Keystone employed 323 persons, of which 313 were full-time employees. 127 of Keystone’s employees are employed in the United States and 196 are employed outside of the United States. In addition, Keystone engages contractors and third-party service providers in connection with certain projects. None of its employees are represented by a labor union, works council or are a party to a collective bargaining agreement. Keystone believes that its relationship with its employees is good.

Keystone’s success depends on its ability to attract, develop and retain a talented employee base. Keystone aspires to help its employees thrive both personally and professionally. As part of these efforts, Keystone strives to offer a competitive compensation and benefits program, foster a community where everyone feels included and respected, and provide ample professional development opportunities.

Compensation and Benefits Program

Keystone’s compensation programs and practices are designed to attract employees, motivate and reward performance, drive growth and support retention. Keystone offers competitive compensation packages based on current market analysis, which include base salary. There are additional offerings such as annual cash performance incentives, commissions, overtime opportunities and allowances, as well as additional monthly incentives in some countries where these are customary, additional monthly payments. In addition, employees in select senior management roles may receive long-term compensation in the form of equity awards. Keystone reviews its compensation structure to ensure that Keystone remains competitive and rewards top performance while also ensuring internal equity. Keystone offers competitive and comprehensive benefits packages in each of its locations. In the United States, its benefits package includes health (medical, dental & vision) insurance, paid time off, paid parental leave, wellness incentives focusing on employee well-being, a retirement plan and short-term and long- term disability coverage.

Diversity and Inclusion

Diversity, inclusion and equality are at the core of what makes Keystone’s culture and its teams so successful. Keystone knows that when its employees show up every day as its authentic selves, there is greater teamwork, more thoughtful debate and more reasons to celebrate. Keystone is committed to a culture where diversity, respect, belonging and authenticity are valued. Its goal is to drive diversity and inclusion by way of diverse candidate slates for executive and professional level roles and sales roles. Keystone adheres to EEOC and affirmative action guidelines and closely monitor its hiring practices in regard to non-work-related factors including race, color, religion, national origin, gender, sexual orientation, gender identity, age, disability and veteran status as a special disabled veteran, Vietnam Era Veteran or other qualifying veteran.

Learning and Development Opportunities

Keystone empowers its employees to thrive in its current roles as well as support employees’ aspiration to move into different roles. Keystone has a promote-from-within culture with opportunities across its operating companies. Keystone supports its employees through a multitude of training and development programs, including individual development plans (which encourages Keystone’s employees to take charge of its learning and growth opportunities and provides access to many online courses), and management trainings. Keystone also hash programs focused on early career development, including internship programs. This commitment to its employees’ professional development reflects its continued efforts to drive growth and establish a rewarding and thriving work environment.

Facilities

Keystone’s corporate headquarters are located in Burlington, Massachusetts in a facility in which Keystone leases approximately 9,235 square feet of office and operations space. As of June 30, 2023, its primary facilities included approximately seven locations, three of which have vertically integrated research and development and manufacturing capabilities. Three of these facilities are located in the United States in Massachusetts and California and four are located outside the United States in Israel, Australia, Japan and France. All of these facilities cover approximately 77,000 square feet in the aggregate, of which all are leased. Particularly outside the United States, facilities often serve more than one business segment and may be used for multiple purposes, such as administration, sales, manufacturing, warehousing and/or distribution.

Legal Proceedings

From time to time, Keystone may be involved in various legal proceedings arising out of its operations. Keystone is not currently a party to any legal proceedings that, in the opinion of its management, are likely to have a material adverse effect on Keystone’s business, financial condition, results of operations or prospects. Regardless of outcome, litigation can have an adverse impact on Keystone because of defense and settlement costs, diversion of management resources and other factors.

KEYSTONE MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of Keystone’s financial condition and results of operations should be read in conjunction with its audited and unaudited consolidated financial statements and notes thereto and other financial information included elsewhere in this prospectus. Some of the information contained in the discussion and analysis set forth below includes forward-looking statements that involve risks and uncertainties, including information with respect to Keystone’s plans and strategy for its business. Future results could differ materially from such forward-looking results presented in this section. Factors that could cause or contribute to those differences include, but are not limited to, those identified below and those discussed in the sections titled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” included elsewhere in this prospectus. Additionally, Keystone’s historical results are not necessarily indicative of the results that may be expected in any future period.

Overview

Keystone is a global commercial stage medical technology company focused on providing end-to-end solutions for dental practitioners and tooth replacement procedures. Its comprehensive portfolio of tooth replacement solutions is comprised of implants, prosthetic solutions, biomaterial solutions and digital dentistry capabilities. Keystone develops and offers advanced technologies for dental practitioners, dental laboratories and patients at an attractive price, driving significant value to both practitioners and patients. Keystone believes its products offer a strong value proposition for dental practitioners through our innovative products with high quality manufacturing and design at various pricing options. Keystone has premium and high touch customer service with an experienced direct sales force and third-party distributors, simplifying a complex procedure through the digitalization of workflow for multiple clinical indications. Based on Keystone’s estimates, it believes its digital capabilities for dental practices have the potential to reduce the number of office visits and decrease patient chair time per procedure. Keystone’s various brands, including Genesis, Prima, Paltop, Molaris, Dyna, Osteon and Nexus iOS, are widely known amongst dental practitioners.

In August 2021, Keystone acquired Osteon, an innovative full-arch prosthetic and digital dentistry provider. As a result of the acquisition, Keystone offers a comprehensive portfolio of fixed and removable full-arch dental prosthetic solutions, which addresses the full spectrum of prosthetic demands. Keystone believes this product category has significant competitive advantages in a vast and growing full-arch tooth replacement market.

Keystone maintains vertically integrated operations with state-of-the-art manufacturing and research and development facilities, which provides it more control over its supply chain and allow it to be nimble and quickly bring innovative products to market. Because Keystone engineers work in close contact and proximity with Keystone’s research and development professionals and others throughout the company, this allows for greater efficiency and more effective, synergistic problem solving, including allowing for quick and efficient changes to product manufacturing and supply chain decisions. Keystone has built a large commercial organization comprised of an experienced, direct United States sales force with a growing global sales network in approximately 45 countries.

Keystone has a comprehensive portfolio of total tooth replacement solutions which is commercially available in the United States and substantially across the world.

Trends and Factors Affecting Keystone’s Financial Condition and Key Business Metrics

There are several important trends and factors that impact Keystone’s operating performance and results of operations. Keystone believes the following trends and factors, among others, are important indicators of Keystone’s performance:

•	Increasing global wealth and awareness of dental implant procedures;

•

The difference in quality between “premium” and “value-based” products is shrinking and the market has noticeably shifted towards value-based solutions; in 2003, value-based dental solutions accounted for 23% of the global market share. In 2008 value-based solutions saw slight growth, expanding to hold 29% of the global market share; by 2018, it was reported that value-based solutions held 48% of the global market share;

•	Market share is won on differentiated customer acquisition methods and pricing;

•	Simplifying complex implant procedures and reducing overall treatment times through innovation and technology improvements;

•	Incorporating dental implant training into dental school educational curriculums;

•	Optimizing digital workflows to reduce chair time and number of visits per procedure, increasing efficiency and driving adoption;

•	Increasing number of dentists per capita; and

•	General dental practitioners increasingly becoming involved in dental implant treatments.

Key Operating and Financial Performance Metrics

Keystone also regularly reviews the several operating and financial performance metrics noted below to evaluate its business, measure its performance, identify trends affecting its business, formulate Keystone’s business plan, make strategic decisions and evaluate Keystone’s performance as compared to that of Keystone’s competitors. We discuss Keystone’s revenues, gross profits, Adjusted EBITDA and Adjusted Gross Profit Margin and operating results below under “— Components of Keystone’s Results of Operations.” We discuss Keystone’s cash and cash equivalents, long-term debt and cash flows used in operations below under “— Liquidity and Capital Resources.”

Key Operating and Financial Performance Metrics for six months ended June 30, 2023, compared to six months ended June 30, 2022

The following table summarizes Keystone’s key operating and financing performance metrics for the periods presented below:

	Six Months Ended June 30,		Change
	2023	2022	$	%
	(In thousands, except percentages)
Revenues	$33,384	$30,396	$2,988	10%
Gross profit	15,933	13,466	2,467	18%

Net loss	(10,604)	(13,807)	3,203	-23%
Cash and cash equivalents	10,818	13,313	(2,495)	-19%
Long-term debt, net	39,206	24,853	14,353	58%
Cash flows used in operating activities	(4,702)	(10,273)	5,571	-54%
Adjusted EBITDA (1)	(3,389)	(7,247)	3,858	-53%
Adjusted gross profit (1)	19,657	17,222	2,435	14%
Adjusted gross profit margin (1)	58.9%	56.7%	2.2%	4%

(1)

Adjusted EBITDA, Adjusted Gross Profit and Adjusted Gross Profit Margin are non-GAAP financial measures. For a discussion of these measures and for the reconciliation to the most directly comparable GAAP financial measure please refer to “— Components of Keystone’s Results of Operations,” “— Non-GAAP Financial Measures” and “— Reconciliation of GAAP Financial Measures to Non-GAAP Financial Measure (unaudited).”

Six months ended June 30, 2023, and June 30, 2022

U.S. GAAP financial highlights include:

•

For the six-month period ended June 30, 2023, Keystone generated revenues of $33.4 million, representing an increase of $3 million, or 10% compared to $30.4 million for the six-month period ended June 30, 2022.

•

Revenues from implant sales increased by $0.6 million, or 4.0%, to $16.6 million for the six month period ended June 30, 2023, from $16.0 million for the six month period ended June 30, 2022. Revenues from biomaterials sales decreased by $0.1 million, or 1.0%, to $8.6 million for the six-month period ended June 30, 2022, from $8.7 million for the six-month period ended June 30, 2022. Revenues from Osteon increased by $2.9 million, or 75.9%, to $6.7 million for the six-month period ended June 30, 2023, from $3.8 million for the six-month period ended June 30, 2022. Other product revenues decreased by $0.4 million, or 23.3%, to $1.5 million for the six-month period ended June 30, 2023, from $1.9 million for the six-month period ended June 30, 2022.

•	Gross profit for the six-month period ended June 30, 2023, increased by $2.4 million, or 18%, to $15.9 million from $13.5 million for the six-month period ended June 30, 2022.

•	Gross profit margin increased to 48% for the six-month period ended June 30, 2023, from 44% for the six-month period ended June 30, 2022.

•	Net loss for the six-month period ended June 30, 2023, decreased by $3.2 million, or 23%, to $10.6 million from $13.8 million for the six-months ended June 30, 2022

Non-GAAP financial highlights include:

•

Adjusted EBITDA decreased to negative $3.3 million for the six-month period ended June 30, 2023, from negative $7.2 million for the six-month period ended June 30, 2022. The $3.8 million increase is primarily attributable to improvements in operations and timing of one-time expenses. Adjusted gross profit increased to $19.7 million for the six-month period ended June 30, 2023, from $17.2 million for the six-month period ended June 30, 2022. The increase in adjusted gross profit is primarily attributable to the increase in U.S. Nexus revenues. Adjusted gross profit margin increased to 58.9% for the six-month period ended June 30, 2023, from 56.7% for the six-month period ended June 30, 2022. The increase is primarily due to growth in U.S. Nexus revenues.

Key Operating and Financial Performance Metrics for three months ended June 30, 2023, compared to three months ended June 30, 2022

The following table summarizes Keystone’s key operating and financing performance metrics for the periods presented below:

	Three Months Ended June 30,		Change
	2023	2022	$	%
	(In thousands, except percentages)
Revenues	$17,011	$15,560	$1,451	9%
Gross profit	7,967	6,393	1,574	25%

Net loss	(5,234)	(9,306)	4,072	-44%
Cash and cash equivalents	10,818	13,313	(2,495)	-19%
Long-term debt, net	39,206	24,853	14,353	58%
Cash flows used in operating activities	(316)	(2,996)	2,680	89%
Adjusted EBITDA (1)	(1,663)	(5,431)	3,768	-69%
Adjusted gross profit (1)	9,786	8,300	1,486	18%
Adjusted gross profit margin (1)	57.5%	53.3%	4.2%	8%

(1)

Adjusted EBITDA, Adjusted Gross Profit and Adjusted Gross Profit Margin are non-GAAP financial measures. For a discussion of these measures and for the reconciliation to the most directly comparable GAAP financial measure please refer to “— Components of Our Results of Operations,” “— Non-GAAP Financial Measures” and “— Reconciliation of GAAP Financial Measures to Non-GAAP Financial Measure (unaudited).”

Three months ended June 30, 2023, and June 30, 2022

U.S. GAAP financial highlights include:

•

For the three-month period ended June 30, 2023, Keystone generated revenues of $17 million, representing an increase of $1.5 million, or 9% compared to $15.5 million for the three-month period ended June 30, 2022.

•

Keystone experienced a 3% increase in implant sales, a 0.1% decrease in biomaterial sales, a 75% increase in Osteon sales and a 35% decrease in other product sales for the three-month period ended June 30, 2023, compared to the three-month period ended June 30, 2022. Keystone experienced a revenue increase of 4% in the United States, a revenue increase of 33% in EMEA, a revenue increase of 8% in Asia Pacific, and a revenue increase of 74% in Other for the three-month period ended June 30, 2023, compared to the three-month period ended June 30, 2022.

•	Gross profit for the three-month period ended June 30, 2023, increased to $8 million, representing an increase of $1.6 million, or 25% compared to $6.4, for the three-month period ended June 30, 2022.

•	Gross profit margin for the three-month period ended June 30, 2023, increased to 48% of revenues compared to 41% of revenues, for the three-month period ended June 30, 2022.

•	Net loss for the three-month period ended June 30, 2023, decreased to $5.2 million, representing a decrease of $4.1 million, or 44% from $9.3 million for the three-month ended June 30, 2022.

Non-GAAP financial highlights include:

•

Adjusted EBITDA decreased to negative $1.6 million for the three-month period ended June 30, 2023, from negative $5.4 million for the three-month period ended June 30, 2022. The $3.8 million decrease is primarily attributable to improvements in operations and timing of one-time expenses. Adjusted gross profit increased to $9.7 million for the three-month period ended June 30, 2023, from $8.3 million for the three-month period ended June 30, 2022. The increase in adjusted gross profit is primarily attributable to the increase in U.S. Nexus revenues. Adjusted gross profit margin increased to 57.5% for the three-month period ended June 30, 2023, from 53.3% for the three-month period ended June 30, 2022. The increase is primarily due to growth in U.S. Nexus revenues.

Key Operating and Financial Performance Metrics for year ended December 31, 2022, compared to year ended December 31, 2021

The following table summarizes Keystone’s key operating and financing performance metrics for the periods presented below:

	Year Ended December 31,		Change
	2022	2021	$	%
	(In thousands, except percentages)
Revenues	$60,617	$50,258	$10,359	21%
Gross profit	26,380	25,450	930	4%
Net loss	(27,858)	(10,189)	(17,669)	173%
Cash and cash equivalents	3,353	14,886	(11,533)	-77%
Long-term debt, net	24,755	13,302	11,453	86%
Cash flows used in operating activities	(20,308)	(4,919)	(15,389)	313%
Adjusted EBITDA (1)	(14,779)	(3,908)	(10,871)	278%
Adjusted gross profit (1)	33,775	30,973	2,802	9%
Adjusted gross profit margin (1)	55.7%	61.6%	(5.9)%	(10)%

(1)

Adjusted EBITDA, Adjusted Gross Profit and Adjusted Gross Profit Margin are non-GAAP financial measures. For a discussion of these measures and for the reconciliation to the most directly comparable GAAP financial measure please refer to “— Components of Our Results of Operations,” “— Non-GAAP Financial Measures” and “— Reconciliation of GAAP Financial Measures to Non-GAAP Financial Measure (unaudited).”

Years ended December 31, 2022, and 2021.

U.S. GAAP financial highlights include:

•	For the year ended December 31, 2022, Keystone generated revenues of $60.6 million, representing an increase of $10.3 million, or 21% compared to $50.3 million for the year ended December 31, 2021.

•

Keystone experienced an 8% increase in implant sales, a 2% decrease in biomaterial sales, a 276% increase in Osteon sales and a 140% increase in other product sales for the year ended December 31, 2022, compared to the year ended December 31, 2021. Keystone experienced a revenue increase of 11% in the United States, a revenue increase of 10% in EMEA, a revenue increase of 182% in Asia Pacific, and a revenue decrease of 6% in Other for the year ended December 31, 2022, compared to the year ended December 31, 2021.

•	Gross profit for the year ended December 31, 2022, increased to $26.4 million, representing an increase of $0.9 million, or 4% compared to $25.5 million, for the year ended December 31, 2021.

•	Gross profit margin for the year ended December 31, 2022, decreased to 43.5% of revenues, compared to 50.6% of revenues, for the year ended December 31, 2021.

•	Net loss increased $27.9 million for the year ended December 31, 2022, representing an increase of $17.7 million, or 173% from $10.2 million for the year ended December 31, 2021

Non-GAAP financial highlights include:

•

Adjusted EBITDA decreased to negative $14.8 million for the year ended December 31, 2022, from negative $3.9 million for the year ended December 31, 2021. The $10.9 million decrease is primarily attributable to the occurrence of the 2022 Symposium compared to the prior year, an increase in sales headcount and other operating costs to support growth, and increased costs as a result of Keystone’s investment in Keystone U.S. Nexus production facility. Adjusted gross profit increased to

$33.8 million for the year ended December 31, 2022, from $31.0 million for the year ended December 31, 2021. The increase in adjusted gross profit is primarily attributable to the increase in revenues from the U.S. Nexus business. Adjusted gross profit margin decreased to 55.7% for the year ended December 31, 2022, from 61.6% for the year ended December 31, 2021. The decrease is primarily due to the start-up costs in the U.S. Nexus production facility.

Seasonality

Sales of Keystone’s products are generally lowest during the third quarter, given decreased patient volume and practitioner vacations during the summer months, followed by stronger sales typically occurring during the fourth quarter resulting from patients spending the remainder of their benefit allowances and catchup of delays seen during the third quarter. In addition to normal industry seasonality, there are normal peaks and troughs in the deployment of large contracts.

Non-GAAP Financial Measures

In addition to Keystone’s U.S. GAAP operating results, Keystone uses certain non-GAAP financial measures, such as Adjusted EBITDA, Adjusted Gross Profit, and Adjusted Gross Profit Margin, when planning, monitoring, and evaluating its performance. Keystone considers these non-GAAP financial measures to be useful metrics for management and investors to facilitate operating performance comparisons from period to period by excluding differences caused by income tax expense (benefit), interest and other expenses, net, depreciation and amortization, other one-time expenses and stock-based compensation. In addition, Adjusted Gross Profit and Adjusted Gross Profit Margin adjust for differences in amortization of acquired technology intangible assets, stock-based compensation and other one-time expenses. While Keystone believes that these non-GAAP financial measures are useful in evaluating its business, this information should be considered as supplemental in nature and is not meant as a substitute for net income recognized in accordance with U.S. GAAP. In addition, other companies, including companies in Keystone’s industry, may calculate such measures differently, which reduces their usefulness as a comparative measure. Keystone believes that these non-GAAP measures reflect Keystone’s ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of trends in its business.

Keystone defines Adjusted EBITDA as net income (loss) before income tax expense (benefit), interest and other expenses, net, depreciation and amortization, other one-time expenses and stock-based compensation. Keystone defines Adjusted Gross Profit as gross profit adjusted from amortization of acquired technology intangible assets, stock-based compensation and other one-time expenses. Adjusted Gross Profit Margin is defined as Adjusted Gross Profit divided by Keystone’s revenues for the period.

Adjusted EBITDA, Adjusted Gross Profit, and Adjusted Gross Profit Margin are non-GAAP measures and, while useful in evaluating Keystone’s performance, are not meant as a substitute for net income (loss) or other measures of profitability, in each case as recognized in accordance with U.S. GAAP, but rather should be evaluated in conjunction with such data. Other companies may calculate these measures differently, which reduces the usefulness of any such measure as a comparative measure.

In reporting non-GAAP measures in the future, Keystone may make other adjustments for expenses and gains Keystone does not consider reflective of core operating performance in a particular period. After the consummation of the Business Combination, Keystone may disclose other non-GAAP operating measures if it believes that such a presentation would be more helpful for investors to evaluate its operating condition by excluding additional information.

Because of these and other limitations, you should consider Keystone’s non-GAAP measures only as supplemental to other GAAP-based financial measures.

Reconciliation of GAAP Financial Measures to Non-GAAP Financial Measure (unaudited)

Keystone defines Adjusted EBITDA as net income (loss) before income tax expense (benefit), interest and other expenses, net, depreciation and amortization, acquisition and related one-time costs and stock-based compensation. Keystone defines Adjusted Gross Profit as gross profit adjusted from amortization of acquired technology intangible assets, stock-based compensation and other one-time expenses. Adjusted Gross Profit Margin is defined as Adjusted Gross Profit divided by Keystone’s revenues for the period. For a full reconciliation of Adjusted EBITDA, Adjusted Gross Profit and Adjusted Gross Profit Margin for the three- and six-month periods ended June 30, 2023 and 2022, as well as for the years ended December 31, 2022 and 2021 to the most comparable U.S. GAAP financial measures, please see the following tables:

Six months ended June 30, 2023, and June 30, 2022

Adjusted EBITDA

	Six months Ended June 30,		Change
	2023	2022	$	%
	(In thousands, except percentages)
Net loss — U.S. GAAP	$(10,604)	$(13,807)	$3,203	-23%
Income tax benefit	(835)	(1,015)	180	-18%
Interest and other expenses, net	3,019	1,094	1,925	176%
Depreciation and amortization	3,659	3,723	(64)	-2%
Acquisition and related one-time costs	112	1,220	(1,108)	-91%
Stock-based compensation	1,260	1,538	(278)	-18%
Adjusted EBITDA	(3,389)	(7,247)	3,858	-53%

Adjusted Gross Profit and Adjusted Gross Profit Margin

	Six months Ended June 30,		Change
	2023	2022	$	%
	(In thousands, except percentages)
Gross profit — U.S. GAAP	$15,933	$13,466	$2,467	18%
Gross profit margin	48%	44%	4%	8%
Amortization of acquired technology intangible assets	2,525	2,810	(285)	-10%
Depreciation and amortization	1,134	913	221	24%
Stock-based compensation	65	33	32	99%
Other one-time expenses	—	—	—	—
Adjusted gross profit	19,657	17,222	2,435	14%

Three months ended June 30, 2023, and June 30, 2022

Adjusted EBITDA

	Three months Ended June 30,		Change
	2023	2022	$	%
	(In thousands, except percentages)
Net loss — U.S. GAAP	$(5,234)	$(9,306)	$4,072	-44%
Income tax benefit	(625)	(596)	(29)	5%
Interest and other expenses, net	1,855	606	1,249	206%
Depreciation and amortization	1,763	1,890	(127)	-7%
Acquisition and related one-time costs	31	1,153	1,122	-97%
Stock-based compensation	547	822	(275)	-33%
Adjusted EBITDA	(1,663)	(5,431)	3,768	-69%

Adjusted Gross Profit and Adjusted Gross Profit Margin

	Three months Ended June 30,		Change
	2023	2022	$	%
	(In thousands, except percentages)
Gross profit — U.S. GAAP	$7,967	$6,393	$1,574	25%
Gross profit margin	47%	41%	6%	14%
Amortization of acquired technology intangible assets	1,204	1,405	(201)	-14%
Depreciation and amortization	559	485	74	15%
Stock-based compensation	56	17	39	229%
Other one-time expenses	—	—	—	—
Adjusted gross profit	9,786	8,300	1,487	18%
Adjusted gross profit margin	57.5%	53.3%	4.2%	8%

Year ended December 31, 2022, and December 31, 2021

Adjusted EBITDA

	Year Ended December 31,		Change
	2022	2021	$	%
	(In thousands, except percentages)
Net loss — U.S. GAAP	$(27,858)	$(10,189)	$(17,669)	173%
Income tax benefit	(1,338)	(1,159)	(179)	15%
Interest and other expenses, net	2,500	(283)	2,783	-983%
Depreciation and amortization	7,330	5,457	1,873	34%
Other one-time expenses	1,433	—	1,433	—
Stock-based compensation	3,154	2,266	888	39%
Adjusted EBITDA	(14,779)	(3,908)	(10,871)	278%

Adjusted Gross Profit and Adjusted Gross Profit Margin

	Year Ended December 31,		Change
	2022	2021	$	%
	(In thousands, except percentages)
Gross profit — U.S. GAAP	$26,380	$25,450	$930	4%
Gross profit margin	44%	51%	-7%	-14%
Amortization of acquired technology intangible assets	5,436	3,414	2,022	59%
Depreciation and amortization	1,894	2,043	(149)	-7%
Stock-based compensation	65	66	(1)	-2%
Other one-time expenses	—	—	—	—
Adjusted gross profit	33,775	30,973	2,802	9%
Adjusted gross profit margin	55.7%	61.6%	(5.9%)	10%

Components of Keystone’s Results of Operations

Revenues

Keystone primarily sell its products to dental professionals and healthcare offices or via a number of international distributors (i.e., its customers) under legally-enforceable, executed contracts. Keystone’s revenues consist primarily of implants, biomaterials, Osteon and other products, which include dental prosthetics and digital dentistry solutions. Keystone also generates revenues regionally by the United States, EMEA, Asia Pacific and Other (consisting of the rest of the world).

Cost of Revenues

Keystone’s cost of revenues primarily consists of compensation and related overhead expenses for personnel involved in the manufacturing of Keystone’s products, costs of raw material, shipping costs, warranty costs and amortization of certain purchased intangible assets.

Gross Profit and Gross Profit Margin

Gross profit is the calculation of total revenues minus total cost of revenues. Keystone’s gross profit margin is its gross profit expressed as a percentage of revenues. Keystone’s gross profit margin has been and will continue to be affected by a variety of factors, including the types of revenues, cost fluctuations and the impact of Keystone’s integration activities.

Adjusted EBITDA

Adjusted EBITDA is a supplemental measure of Keystone’s performance. Adjusted EBITDA is defined as net income (loss) before income tax expense (benefit), interest and other expenses, net, depreciation and amortization, acquisition and related one-time costs (that mainly include costs related to the IPO process that was commenced by Keystone in late 2021 and subsequently aborted) and stock-based compensation. Keystone believes that Adjusted EBITDA is an appropriate measure of operating performance because it eliminates the impact of expenses that do not relate to its ongoing business performance. Please refer to “— Non-GAAP Financial Measures”.

Adjusted Gross Profit and Adjusted Gross Profit Margin

Adjusted Gross Profit and Adjusted Gross Profit Margin are supplemental measures of Keystone’s performance. Adjusted Gross Profit is defined as gross profit adjusted from amortization of acquired technology intangible assets, stock-based compensation and other one-time expenses. Adjusted Gross Profit Margin is defined as Adjusted Gross Profit divided by Keystone’s revenues for the period. Keystone believes that Adjusted Gross Profit and Adjusted Gross Profit Margin are appropriate measures of operating performance because it eliminates the impact of expenses that do not relate to its ongoing business performance. Please refer to “— Non-GAAP Financial Measures”.

Operating Expenses

Operating expenses consist of selling and marketing, research and development and general and administrative expenses. Salaries and personnel costs are the most significant component of each of these expense categories.

Selling and Marketing

Selling and marketing expenses primarily consist of salary and personnel costs (including stock-based compensation) for sales and marketing employees, sales commissions and general marketing activities including conferences sponsored by Keystone and promotional activities promoting Keystone’s product portfolio.

Research and Development Expenses

Research and development expenses primarily consist of salaries and personnel costs (including stock-based compensation) for research and development employees. Keystone believes continuing to invest in research and development efforts is essential to maintaining its competitive position. Keystone expects research and development expenses to increase in the foreseeable future as Keystone continues to broaden its product portfolio.

General and Administrative

General and administrative expenses primarily consist of salary and personnel costs (including stock-based compensation) for administration, finance and accounting, legal, information systems, regulatory and quality assurance, and human resources employees. Additional expenses include consulting and professional fees, insurance, and other corporate expenses.

Interest Expense

Interest expense consists primarily of interest from Keystone’s debt. See “—Liquidity and Capital Resources.”

Income Taxes

Income taxes are provided using the asset and liability method, such that income taxes (i.e., deferred tax assets, deferred tax liabilities, taxes currently payable/refunds receivable and tax expense/benefit) are recorded based on amounts refundable or payable in the current year and include the results of any difference between U.S. GAAP and tax reporting. Deferred income taxes reflect the tax effect of net operating losses, capital losses and general business credit carryforwards and the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial statement and income tax purposes, as determined under enacted tax laws and rates. Valuation allowances are established when management determines that it is more-likely-than-not that some portion or the entire deferred tax asset will not be realized. The financial effect of changes in tax laws or rates is accounted for in the period of enactment. The subsequent realization of net operating loss and general business credit carryforwards acquired in acquisitions accounted for using the acquisition method of accounting is recognized in the consolidated statement of operations.

Results of Operations

Six Months Ended June 30, 2023, Compared to Six Months Ended June 30, 2022

The following table summarizes Keystone’s results of operations for the periods presented below:

	Six Months Ended June 30,		Change
	2023	2022	$	%
	(In thousands, except percentages)
Revenues	$33,384	$30,396	$2,988	10%
Cost of revenues	17,451	16,930	521	3%

Gross profit	15,933	13,466	2,467	18%
Gross profit margin	48%	44%	4%	8%
Selling and marketing	14,013	15,336	(1,323)	-9%
Research and development	2,078	2,192	(114)	-5%
General and administrative	8,262	9,666	(1,404)	-15%

Total operating expenses	24,353	27,194	(2,841)	-10%

Loss from operation	(8,420)	(13,728)	5,308	-39%
Interest expense	(2,595)	(1,091)	(1,504)	138%
Interest income	179	—	179	—
Other income (expenses), net	(603)	(3)	(600)	20,000%

Total other income (expenses)	(3,019)	(1,094)	(1,925)	176%

Loss before income taxes	(11,439)	(14,822)	3,382	-23%
Income tax benefit	835	1,015	(180)	-18%

Net loss	(10,604)	(13,807)	3,203	-23%

Revenues

The following tables represent total revenues by type of product and by geographic region, based on the location of the customer for the six-month period ended June 30, 2023, as compared to the six-month period ended June 30, 2022.

	Six Months Ended June 30,				Change
Revenues by type:	2023	% of Total Revenue	2022	% of Total Revenue	$	%
	(In thousands, except percentages)
Implants	$16,631	50%	$15,991	53%	$640	4%
Biomaterials	8,577	26%	8,660	28%	(83)	-1%
Osteon	6,686	20%	3,801	13%	2,885	76%
Other	1,490	4%	1,944	6%	(454)	-23%
Total Revenues	33,384	100%	30,396	100%	2,988	10%

	Six Months Ended June 30,				Change
Revenues by geographic region:	2023	% of Total Revenue	2022	% of Total Revenue	$	%
	(In thousands, except percentages)
United States	$23,984	72%	$22,130	73%	$1,854	8%
EMEA	3,835	11%	3,421	11%	414	12%
Asia Pacific	4,543	14%	4,054	13%	489	12%
Other	1,022	3%	791	3%	231	29%
Total Revenues	33,384	100%	30,396	100%	2,988	10%

Revenues increased by $3 million, or 10%, to $33.4 million for the six-month period ended June 30, 2023, from $30.4 million for the six-month period ended June 30, 2022 primarily as a result of approximately $0.7 million of sales from the Osteon entity, an increase of $0.2 million in rest of world Sales, and an increase of $2.1 million (net) in sales generated by Keystone (including $2.4 million related to the Nexus business). The primary driver of this increase in Keystone is due to the timing of the Nexus launch in May 2022, where Keystone recognized minimal revenues during the period compared to the same period in 2023.

Revenues from implant sales increased by $0.6 million, or 4.0%, to $16.6 million for the six-month period ending June 30, 2023, from $16.0 million for the six-month period ended June 30, 2022. The primary driver of the implant revenue increase was due to the increase in sales of Paltop implants.

Revenues from biomaterials sales decreased by $0.1 million, or 1.0%, to $8.6 million for the six-month period ended June 30, 2023, from $8.7 million for six-month the period ended June 30, 2022. The biomaterial revenue decline was due to reduced Dynablast, Dynagraft & Accell (Putty) sales as clinicians shift away from such products towards other products.

Revenues from Osteon increased by $2.9 million, or 75.9%, to $6.7 million for the six-month period ended June 30, 2023, from $3.8 million for the six-month period ended June 30, 2022. The Osteon revenue increase was due to an increase in Full Arch sales primarily in the United States.

Other product revenues decreased by $0.5 million, or 23.3%, to $1.5 million for the six-month period ended June 30, 2023, from $1.9 million for the six-month period ended June 30, 2022. The Other decline was due to a decline in Digital sales.

Total revenues from the United States increased by $1.9 million, or 8.4%, to $24.0 million for the six-month period ended June 30, 2023, from $22.1 million for the six-month period ended June 30, 2022. The primary driver of the United States revenue increase was increased sales in the northeast and East Coast regions.

Revenues from EMEA increased by $0.4 million, or 12.1%, to $3.8 million for the six-month period ended June 30, 2023, from $3.4 million for the six-month period ended June 30, 2022. The revenue from EMEA increase was due to increased sales in Israel and United Arab Emirates.

Revenues from Asia Pacific increased by $0.5 million, or 12.1%, to $4.5 million for the six-month period ended June 30, 2023, from $4.1 million for the six-month period ended June 30, 2022. The revenue form APAC increased due to sales in Australia and Other increased due to sales in Canada.

Revenues from Other regions increased by $0.2 million, or 29.3%, to $1.0 million for the six-month period ended June 30, 2023, from $0.8 million for the six-month period ended June 30, 2022.

Cost of Revenues, Gross Profit and Gross Profit Margin

The following table represents cost of revenues, gross profit and gross profit margin for the six month periods ended June 30, 2023, and June 30, 2022, respectively:

	Six Months Ended June 30,				Change
	2023	% of Total Revenue	2022	% of Total Revenue	$	%
	(In thousands, except percentages)
Cost of revenues	$17,451	52%	$16,930	56%	$521	3%
Gross profit	$15,933	48%	$13,466	44%	$2,467	18%

Cost of revenues increased by $0.5 million, or 3%, to $17.4 million for the six-months ended June 30, 2023, from $16.9 million for the six-month ended June 30, 2022. Cost of revenues increased in line with a revenue increase of 3% during the six months ended June 30, 2023.

Total gross profit increased by $2.5 million, or 18%, to $15.9 million for the six-months ended June 30, 2023, from $13.5 million for the six month period ended June 30, 2022. Gross profit margin increased to 48% for the six month period ended June 30, 2023, from 44% for the six month period ended June 30, 2022. The increase in gross profit was primarily due to sale of Osteon products that were not available for sale for the entire 2022 period as products were launched in May 2022. The increase in gross profit margin was primarily due to the reduction of cost of revenues due to promotional sales for Nexus launched in North America in May 2022.

Operating expenses

The following table represents operating expenses for the six month periods ended June 30, 2023, and June 30, 2022, respectively.

	Six Months Ended June 30,				Change
	2023	% of Total Revenue	2022	% of Total Revenue	$	%
	(In thousands, except percentages)
Selling and marketing	$14,013	42%	$15,336	50%	$(1,323)	-9%
Research and development	2,078	6%	2,192	7%	(114)	-5%
General and administrative	8,262	25%	9,666	32%	(1,404)	-15%

Sales and Marketing

Sales and marketing expenses decreased by $1.3 million, or 9%, for the six-month period ended June 30, 2023, compared to the six-month period ended June 30, 2022. A $1.6 million decrease was due to higher marketing activity and more focus on conferences to showcase Keystone’s broad product portfolio in the first half of 2022 compared to the first half in 2023. This was partially offset by a $0.3 million increase as a result of an increase in headcount.

Research and Development

Research and development expenses decreased by $0.1 million, or 5%, for the six-month period ended June 30, 2023, compared to the six-month period ended June 30, 2022. The decrease was due to reduction in headcount in Keystone’s Israel research and development center.

General and Administrative

General and administrative expenses decreased by $1.4 million, or 15%, for the six-month period ended June 30, 2023, compared to the six-month period ended June 30, 2022. The decrease was primarily due to a $1.1 million write off of the capitalized costs incurred to Keystone’s anticipated initial public offering in 2022, which was discontinued by Keystone.

Interest expenses

The following table represents interest expenses for the six month periods ended June 30, 2023, and June 30, 2022, respectively.

	Six Months Ended June 30,				Change
	2023	% of Total Revenue	2022	% of Total Revenue	$	%
	(In thousands, except percentages)
Interest expense	$(2,595)	-8%	$(1,091)	-4%	$(1,504)	138%

Interest expense increased by $1.5 million, or 138%, for the six-month period ended June 30, 2023, compared to the six-month period ended June 30, 2022. The increase is primarily attributable to new loan agreement with Midcap and increase in interest rates.

Income Taxes

Income tax benefit was $0.8 million for the six month period ended June 30, 2023, compared to $1 million for the six month period ended June 30, 2022. The effective rate for the six month period ended June 30, 2023, was 8.55% compared to 6.85% for the six month period ended June 30, 2022. The effective rate for the six month period ended June 30, 2023, was higher compared to the six month period ended June 30, 2022, primarily due to increase in the state tax rates as well as an increase in projected income in various jurisdictions.

Three Months Ended June 30, 2023, Compared to Three Months Ended June 30, 2022

The following table summarizes our results of operations for the periods presented below:

	Three Months Ended June 30,		Change
	2023	2022	$	%
	(In thousands, except percentages)
Revenues	$17,011	$15,560	$1,451	9%
Cost of revenues	9,044	9,167	-123	-1%

Gross profit	7,967	6,393	1,574	25%
Gross profit margin	47%	41%	6%	14%
Selling and marketing	6,856	9,035	-2,179	-24%
Research and development	1,061	1,211	-150	-12%
General and administrative	4,055	5,443	-1,388	-26%

Total operating expenses	11,972	15,689	-3,717	-24%

Loss from operations	-4,005	-9,296	5,291	-57%
Interest expense	-1,379	-591	-788	133%
Interest income	107	—	107	—
Other income (expenses), net	-582	-15	-657	3780%

Total other income (expenses)	-1,854	-606	-1,248	206%

Loss before income taxes	-5,859	-9,902	4,043	-41%
Income tax benefit	625	596	29	5%

Net loss	-5,234	-9,306	4,072	-44%

Revenues

The following tables represent total revenues by type of product and by geographic region, based on the location of the customer for the three-month period ended June 30, 2023, as compared to the three-month period ended June 30, 2022.

	Three Months Ended June 30,				Change
Revenues by type:	2023	% of Total Revenue	2022	% of Total Revenue	$	%
	(In thousands, except percentages)
Implants	$8,388	49%	$8,109	52%	$279	3%
Biomaterials	4,282	25%	4,237	27%	45	1%
Osteon	3,591	21%	2,054	14%	1,537	75%
Other	751	5%	1,160	7%	(409)	-35%
Total Revenues	17,011	100%	15,560	100%	1,451	9%

	Three Months Ended June 30,				Change
Revenues by geographic region:	2023	% of Total Revenue	2022	% of Total Revenue	$	%
	(In thousands, except percentages)
United States	$11,981	70%	$11,472	74%	$509	4%
EMEA	2,128	13%	1,596	10%	532	33%
Asia Pacific	2,299	14%	2,119	14%	180	8%
Other	603	4%	372	2%	231	62%
Total Revenues	17,011	100%	15,560	100%	1,451	9%

Revenues increased by $1.5 million, or 9%, to $17 million for the three-month period ended June 30, 2023, from $15.5 million for the three-month period ended June 30, 2022. The increase is primarily attributable to approximately $0.2 million of sales from Osteon products, an increase of $0.4 million in rest of world Sales, and an increase of $0.8 million in sales generated in the United States primarily from sales of the Nexus product where we recognized minimal revenues during the period compared to the same period in 2023.

Revenues from implant sales increased by $0.3 million, or 3%, to $8.4 million for the three-month period ended June 30, 2023, from $8.1 million for the three-month period ended June 30, 2022. The primary driver of the implant revenue increase was due to the increase in sales of Paltop implants. Revenues from biomaterials sales were constant compared to the three-month period ended June 30, 2022. Revenues from Osteon sales increased by $1.6 million, or 75%, to $3.6 million for the three-month period ended June 30, 2023, from $2.0 million for the three-month period ended June 30, 2022. The Osteon revenue increase was due to an increase in Full Arch sales primarily in the United States. Other product revenues decreased by $0.4 million, or 35%, to $0.8 million for the three-month period ended June 30, 2023, from $1.2 million for the three-month period ended June 30, 2022. Other decline was due to a decline in Digital sales.

Total revenues from the United States increased by $0.5 million, or 4%, to $12 million for the three-month period ended June 30, 2023, from $11.5 million for the three-month period ended June 30, 2022. The primary driver of the United States revenue increase was increased sales in the Northeast and East Coast regions. Revenues from EMEA increased by $0.5 million, or 33%, to $2.1 million for the three-month period ended June 30, 2023, from $1.6 million for the three-month period ended June 30, 2022. The revenue from EMEA increase was due to increased sales in Israel and United Arab Emirates. Revenues from Asia Pacific increased by $0.2 million, or 8%, to $2.3 million for the three-month period ended June 30, 2022, from $2.1 million for the three-month period ended June 30, 2022. The revenue from APAC increased due to sales in Australia. Revenues from Other regions increased by $0.2 million, or 62%, to $0.6 million for the three-month period ended June 30, 2023, from $0.4 million for the three-month period ended June 30, 2022. The revenue from Other regions increased due to sales in Latin America and Canada.

Cost of Revenues, Gross Profit and Gross Profit Margin

The following table represents cost of revenues, gross profit and gross profit margin for the three-month periods ended June 30, 2023, and June 30, 2022, respectively:

	Three Months Ended June 30,				Change
	2023	% of Total Revenue	2022	% of Total Revenue	$	%
	(In thousands, except percentages)
Cost of revenues	$9,044	53%	$9,167	59%	$(123)	-1%
Gross profit	$7,967	47%	6,393	41%	1,574	25%

Our cost of revenues decreased by $0.1 million, or 1%, to $9 million for the three-month period ended June 30, 2023, from $9.1 million for the three-month period ended June 30, 2022. Cost of revenues decreased primarily due to reduction in head count in the last quarter of 2022 in Israel.

Total gross profit increased by $1.6 million, or 25%, to $8.0 million for the three-month period ended June 30, 2023, from $6.4 million for the three-month period ended June 30, 2022. Gross profit margin increased to 47% for the three-month period ended June 30, 2023, from 41% for the three-month period ended June 30, 2022. The increase in gross profit was primarily due to $1.0 million from Osteon related products due to increased volume in the United States, increased margins from the sales of Nexus products as a result of having certain fixed manufacturing costs as well as $0.5 million increase from implants business resulting from increased sales volume and prices.

Operating expenses

The following table represents operating expenses for the three-month periods ended June 30, 2023, and June 30, 2022, respectively.

	Three Months Ended June 30,				Change
	2023	% of Total Revenue	2022	% of Total Revenue	$	%
	(In thousands, except percentages)
Selling and marketing	$6,856	40%	$9,035	58%	$(2,179)	-24%
Research and development	1,061	6%	1,211	8%	(150)	-12%
General and administrative	4,055	24%	5,443	35%	(1,388)	-26%

Sales and Marketing

Sales and marketing expenses decreased by $2.2 million, or 24%, for the three-month period ended June 30, 2023, compared to the three-month period ended June 30, 2022. The decrease is primarily attributable to timing of marketing activities. Keystone experienced a decrease in expenses related to product samples, marketing materials, and continuing education events along with not holding a sales and marketing symposium in 2023. This decrease was partially offset by the increase primarily attributable to the headcount increases to drive the top line growth of Keystone.

Research and Development

Research and development expenses decreased by $0.1 million, or 12%, for the three-month period ended June 30, 2023, compared to the three-month period ended June 30, 2022. The decrease is due to reduction of the headcount in Keystone’s Israel research and development center.

General and Administrative

General and administrative expenses decreased by $1.4 million, or 26%, for the three-month period ended June 30, 2023, compared to the three-month period ended June 30, 2022. The decrease is primarily attributable to recognition of $1.1 million of expenses for the initial public offering in 2022, which was discontinued by Keystone. Additional decreases resulted from the reduction of headcount within Keystone’s global regulatory and quality departments as well as in Keystone’s back-office support staff. Finally, there was an additional $0.3 million reduction of stock-based compensation expense compared to the prior period.

Interest expenses

The following table represents other expenses for the three-month periods ended June 30, 2023, and June 30, 2022, respectively.

	Three Months Ended June 30,				Change
	2023	% of Total Revenue	2022	% of Total Revenue	$	%
	(dollars in thousands, except percentages)
Interest expense	$(1,379)	-8%	$(591)	-4%	$(788)	134%

Interest expense increased by $0.8 million, or 134%, for the three-month period ended June 30, 2023, compared to the three-month period ended June 30, 2022. The increase is primarily attributable to interest payable on the Midcap loan and an increase in overall debt levels and is also driven by an increase in the secured overnight financing rate greater than 4%.

Income Taxes

Income tax benefit was $0.6 million for the three-month period ended June 30, 2023, compared to $0.6 million for the three-month period ended June 30, 2022. The effective rate for the three-month period ended June 30, 2023, was 12% compared to 6% for the three-month period ended June 30, 2022. The effective rate for the three-month period ended June 30, 2023, was higher compared to the three-month period ended June 30, 2022, primarily due to the differences in tax effects of foreign operating results.

Year Ended December 31, 2022, Compared to Year Ended December 31, 2021

The following table summarizes Keystone’s results of operations for the periods presented below:

	Year Ended December 31,		Change
	2022	2021	$	%
	(In thousands, except percentages)
Revenues	$60,617	$50,258	$10,359	21%
Cost of revenues	34,237	24,808	9,429	38%

Gross profit	26,380	25,450	930	4%
Gross profit margin	43.5%	50.6%	-7%	-14%
Selling and marketing	29,518	20,841	8,677	42%
Research and development	3,713	2,655	1,058	40%
General and administrative	19,845	13,585	6,260	46%

Total operating expenses	53,076	37,081	15,995	43%

Loss from operation	(26,696)	(11,631)	(15,065)	130%
Interest expense	(2,529)	(2,051)	(478)	23%
Interest income	76	2	74	3700%
Other income (expenses), net	(47)	2,332	(2,379)	-102%
Total other income (expenses)	(2,500)	283	(2,783)	-983%
Loss before income taxes	(29,196)	(11,348)	(17,848)	157%
Income tax benefit	1,338	1,159	179	15%
Net loss	(27,858)	(10,189)	(17,669)	173%

Revenues

The following tables represent total revenues by type of product and by geographic region, based on the location of the customer for the years ended December 31, 2022, and 2021, respectively.

	Year Ended December 31,				Change
Revenues by type:	2022	% of Total Revenue	2021	% of Total Revenue	$	%
	(In thousands, except percentages)
Implants	$31,660	52%	$29,335	58%	$2,325	8%
Biomaterials	17,011	28%	17,291	34%	(280)	-2%
Osteon	8,946	15%	2,382	5%	6,564	276%
Other	3,000	5%	1,250	2%	1,750	140%
Total Revenues	60,617	100%	50,258	100%	10,359	21%

	Year Ended December 31,				Change
Revenues by geographic region:	2022	% of Total Revenue	2021	% of Total Revenue	$	%
	(In thousands, except percentages)
United States	$43,472	72%	$39,197	78%	$4,275	11%
EMEA	6,904	11%	6,267	12%	637	10%
Asia Pacific	8,615	14%	3,060	6%	5,555	182%
Other	1,626	3%	1,734	3%	(108)	-6%
Total Revenues	60,617	100%	50,258	100%	10,359	21%

Revenues increased by $10.4 million, or 21%, to $60.6 million for the year ended December 31, 2022, from $50.3 million for the year ended December 31, 2021, primarily as a result of the acquisition of Osteon in August 2021.

Revenues from implant sales increased by $2.3 million, or 8%, to $31.7 million for the year ended December 31, 2022, from $29.4 million for the year ended December 31, 2021. The primary driver of the implant revenue increase was due to the increase in sales of Paltop implants. Revenues from biomaterials sales decreased by $0.3 million, or 2%, to $17 million for the year ended December 31, 2022, from $17.3 million for the year ended December 31, 2021. Revenues from Osteon increased by $6.6 million, or 276%, to $8.9 million for the year ended December 31, 2022, from $2.4 million for the year ended December 31, 2021. The Osteon revenue increase was due to an increase in Full Arch sales in the United States and a full year of Osteon revenue since acquisition. Other product revenues increased by $1.8 million, or 140%, to $3 million for the year ended December 31, 2022, from $1.2 million for the year ended December 31, 2021. Other increase was due to an increase in Digital sales.

Total revenues from the United States increased by $4.3 million, or 11%, to $43.5 million for the year ended December 31, 2022, from $39.2 million for the year ended December 31, 2021. The primary driver of the United States revenue increase was increased sales in the Northeast and East Coast regions. Revenues from EMEA increased by $0.6 million, or 10%, to $6.9 million for the year ended December 31, 2022, from $6.3 million for the year ended December 31, 2021. The revenue from EMEA increase was due to increased sales in Israel, Russia, and United Arab Emirates. Revenues from Asia Pacific increased by $5.5 million, or 182%, to $8.6 million for the year ended December 31, 2022, from $3.1 million for the year ended December 31, 2021. The revenue increased primarily due to sales in Australia from a full year of Osteon revenue after the acquisition. Revenues from Other regions decreased by $0.1 million, or 6%, to $1.6 million for the year ended December 31, 2022, from $1.7 million for the year ended December 31, 2021. The revenue from Other regions decreased due to sales in Canada.

Cost of Revenues, Gross Profit and Gross Profit Margin

The following table represents cost of revenues, gross profit and gross profit margin for the years ended December 31, 2022, and 2021, respectively.

	Year Ended December 31,				Change
	2022	% of Total Revenue	2021	% of Total Revenue	$	%
	(In thousands, except percentages)
Cost of revenues	$34,237	56%	$24,808	49%	$9,429	38%
Gross profit	26,380	44%	25,450	51%	930	4%

Keystone’s cost of revenues increased by $9.4 million, or 38%, to $34.2 million for the year ended December 31, 2022, from $24.8 million for the year ended December 31, 2021. Cost of revenues increased primarily due to the $1.3 million attributed to the ramping up of production of the new Nexus manufacturing facility in order to produce Osteon’s Nexus iOS products in the United States and $1.9 million increase due to amortization of intangible assets associated with the Osteon acquisition. Excluding these drivers, cost of revenues increased in line with the increase in revenues.

Total gross profit increased by $0.9 million, or 4%, to $26.4 million for the year ended December 31, 2022, from $25.5 million for the year ended December 31, 2021. Gross profit margin decreased to 44% for the year ended December 31, 2022, from 50.6% for the year ended December 31, 2021. The decrease in gross profit margin was primarily due to amortization of intangible assets associated with the Osteon acquisition and the ramping up of production of the U.S. Nexus manufacturing facility, which did not generate significant revenues in 2022.

Operating expenses

The following table represents operating expenses for the years ended December 31, 2022 and 2021, respectively.

	Year Ended December 31,				Change
	2022	% of Total Revenue	2021	% of Total Revenue	$	%
	(In thousands, except percentages)
Selling and marketing	$29,518	49%	$20,841	41%	$8,677	42%
Research and development	3,713	6%	2,655	5%	1,058	40%
General and administrative	19,845	33%	13,585	27%	6,260	46%

Sales and Marketing

Sales and marketing expenses increased by $8.7 million, or 42%, for the year ended December 31, 2022, compared to the year ended December 31, 2021. The increase is due to an increase of $4.9 million in compensation, benefits and other employee-related expenses (excluding commissions) as a result of an increase in headcount through acquisitions and organic growth and expansion of Keystone, $0.6 million in paid commissions, and $2.4 million due to larger marketing activities in 2022 compared to 2021, including $1.9 million related to Keystone holding its sales and marketing Symposium in 2022.

Research and Development

Research and development expenses increased by $1.1 million, or 40%, for the year ended December 31, 2022, compared to the year ended December 31, 2021. The increase is due to an increase in headcount through acquisitions and organic growth and expansion of Keystone.

General and Administrative

General and administrative expenses increased by $6.3 million, or 46%, for the year ended December 31, 2022, compared to the year ended December 31, 2021. The increase is due to an increase of $2.7 million in compensation, benefits and other employee-related expenses as a result of an increase in headcount through acquisitions and organic growth and expansion of Keystone, $0.9 million related to the full year expense after Osteon acquisition, and $1.4 million costs incurred related to the anticipated initial public offering, which was discontinued by Keystone.

Interest expenses

The following table represents interest expenses for the years ended December 31, 2022 and 2021, respectively.

	Year Ended December 31,				Change
	2022	% of Total Revenue	2021	% of Total Revenue	$	%
	(In thousands, except percentages)
Interest expense	$(2,529)	4%	$(2,051)	4%	$(478)	23%

Interest expense increased by $0.5 million, or 23%, for the year ended December 31, 2022, compared to the year ended December 31, 2021. The increase is primarily attributable to the new loan agreement with Midcap, and an increase in interest rates.

Income Taxes

Income tax benefit was $1.3 million for the year ended December 31, 2022, compared to $1.2 million for the year ended December 31, 2021. The effective rate for the year ended December 31, 2022, was 4.6% compared to 10% for the year ended December 31, 2021. The effective rate for the year ended December 31, 2022, was lower compared to the year ended December 31, 2021, primarily due to the mix of foreign and domestic income earned during the years.

Liquidity and Capital Resources

Sources of Liquidity

Keystone’s primary sources of liquidity are available cash and cash equivalents, incurrence of indebtedness under Keystone’s revolving line of credit or proceeds from the issuance of equity or debt securities. Keystone believes its available cash and cash equivalents will not be sufficient to meet its short-term liquidity needs for at least the next twelve months. Keystone’s ability to make scheduled payments of principal and interest or fund planned capital expenditures will depend on the Closing of the Business Combination and its ability to generate cash in the future. This ability is, to a certain extent, subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond Keystone’s control.

In August 2021, in connection with Keystone’s acquisition of Osteon it raised gross proceeds of $25.0 million in the Crossover Financing from the issuance of shares of common stock.

As of June 30, 2023, Keystone’s available liquidity totaled $15.8 million which was comprised of undrawn amounts on Keystone’s revolving line of credit of $5.0 million and available cash as of June 30, 2023, represented by Keystone’s total cash and cash equivalents of $10.8 million. Keystone’s net cash used in operations for the six months ended June 30, 2023 was $4.7 million. For the years ended December 31, 2022, and 2021, Keystone’s net losses from operations were $20 million and $10 million, respectively, and Keystone’s net cash used in operations was $25 million and $5 million, respectively.

As a result of these losses, along with Keystone’s current cash and working capital position, Keystone does not have sufficient current resources to fund its planned operations for the next twelve months. Therefore, there is substantial doubt about Keystone’s ability to continue as a going concern. The consolidated financial statements have been prepared assuming that Keystone will continue as a going concern and do not include any adjustments that might result from the outcome of this uncertainty.

Keystone’s management’s plans include the continued increase in the sale of its products and raising capital through the sale of additional equity securities or debt. Keystone has been successful in the past in raising capital and deferring debt payments as recently as February 2023 and has been successful in obtaining the level of financing needed for its planned operations.

Funding Requirements

Keystone’s current funding requirements mainly relate to Keystone’s current expenses and working capital needs as well as the current portion of Keystone’s long-term debt, which was approximately $0.1 million as of June 30, 2023. See “— Summary Statement of Cash Flows — Capital Resources” below for a description of Keystone’s financial covenants.

Keystone expects its operating expenses and general and administrative expenses to increase for the foreseeable future as Keystone continues to invest in the expansion of its sales and marketing personnel and the expansion of commercial programs in the United States and internationally. Keystone will also incur additional expenses as a result of operating as a public company and also expects to increase the size of its administrative function to support the growth of Keystone’s business. The timing and amount of Keystone’s operating expenditures will depend on many factors, including:

•	the degree and rate of market acceptance of Keystone’s current and future products;

•	the scope and timing of investment in Keystone’s sales force and expansion of Keystone’s commercial organization;

•	the impact on Keystone’s business from the global COVID-19 pandemic or any other pandemic, epidemic or outbreak of an infectious disease;

•	the cost of Keystone’s research and development activities;

•	the cost and timing of additional regulatory clearances or approvals;

•	the costs associated with any product recall that may occur;

•	the costs associated with the manufacturing of Keystone’s products at increased production levels;

•	the costs of attaining, defending and enforcing Keystone’s intellectual property rights;

•	whether Keystone acquires third-party companies, products or technologies;

•	the terms and timing of any other collaborative, licensing and other arrangements that Keystone may establish;

•	the scope, rate of progress and cost of Keystone’s current or future clinical trials and registries;

•	disclosures relating to clinical trial registrations, disclosures and/or results consistent with FDA or global regulatory authority expectations;

•	the emergence of competing technologies or other adverse market developments;

•	the rate at which Keystone expands internationally;

•	Keystone’s ability to ability to raise additional funds to finance Keystone’s operations;

•	debt service requirements; and

•	the cost associated with being a public company.

Concentration of Credit Risk

Financial instruments, which potentially expose Keystone to credit risk, consist primarily of accounts receivable. Keystone believes that the financial institutions that hold Keystone’s cash and liquid investments are financially sound and accordingly minimal credit risk exists with respect to these balances.

Keystone manages credit risk on trade accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and limiting the extension of credit when deemed necessary.

Summary Statement of Cash Flows:

Six Months Ended June 30, 2023, Compared to Six Months Ended June 30, 2022

The following table summarizes certain elements of the statements of cash flows for the periods ended June 30, 2023, and June 30, 2022:

	Six Months Ended June 30,		Change
	2023	2022	$	%
	(In thousands, except percentages)
Cash flows used in operating activities	$(4,702)	$(10,273)	$5,571	-54%
Cash flows used in investing activities	(164)	(813)	649	-80%
Cash flows provided by financing activities	12,389	9,383	3,006	32%

Operating Activities

Cash flows used in operating activities for the six-month period ended June 30, 2023, totaled $4.7 million compared to $10.3 million for the six-month period ended June 30, 2022. The change was primarily due to the reduction needed for business operations. Non-cash charges, comprised of depreciation and amortization, stock-based compensation, and other charges totaled $5.0 million for the six-month period ended June 30, 2023, compared to $4.3 million for the period ended June 30, 2022. In addition, there was an increase of approximately $0.8 million in operating assets and liabilities resulting from the stabilization of inventory period over period.

Investing Activities

Cash flows used in investing activities for the six-month period ended June 30, 2023, totaled $0.2 million compared to $0.8 million for the six-month period ended June 30, 2022. The change was primarily due to the purchase of property, plant and equipment for the U.S. Nexus manufacturing facility in 2022.

Financing Activities

Cash flows provided by financing activities for the six-month period ended June 30, 2023, totaled $12.4 million compared to $9.4 million for the six-month period ended June 30, 2022. The increase was primarily attributed to the Midcap loan of $14.5 million in the six-month period ended June 30, 2023. This was partially offset by a decrease due to the Midcap loan of $25 million and payoff of the SWK Funding LLC loan of $15 million in the six-month period ended June 30, 2022.

Capital Expenditure

Capital expenditures for property and equipment were $0.2 million and $0.8 million for the six-month periods ended June 30, 2023, and June 30, 2022, respectively.

Summary Statement of Cash Flows:

Year Ended December 31, 2022, Compared to Year Ended December 31, 2021

The following table summarizes certain elements of the statements of cash flows for the years ended December 31, 2022, and 2021:

	Year Ended December 31,		Change
	2022	2021	$	%
	(In thousands, except percentages)
Cash flows used in operating activities	$(20,308)	$(4,919)	$(15,389)	313%
Cash flows used in investing activities	(810)	(15,685)	14,875	-95%
Cash flows provided by financing activities	9,478	24,496	(15,018)	-61%

Operating Activities

Cash flows used in operating activities for the year ended December 31, 2022, totaled $20.3 million compared to $4.9 million for the year ended December 31, 2021. The change was primarily due to the full year of Osteon post-acquisition and increased headcount to support growth. Non-cash charges, comprised of depreciation and amortization, stock-based compensation, and other non-cash items totaled $7.2 million for the year ended December 31, 2022, compared to $4.7 million for the year ended December 31, 2021. In addition, there was a decrease of approximately $1.7 million in operating assets and liabilities resulting from fluctuations within accounts receivable and other payables due to the timing of payments and increase in inventory.

Investing Activities

Cash flows used in investing activities for the year ended December 31, 2022, totaled $ 0.8 million compared to $15.7 million for the year ended December 31, 2021. The decrease was primarily due to the acquisition of Osteon in 2021 for a total of $14.7 million.

Financing Activities

Cash flows provided by financing activities for the year ended December 31, 2022, totaled $9.5 million compared to $24.5 million for the year ended December 31, 2021. The decrease was primarily attributed to the issuance of redeemable shares of $24.6 million in 2021, and payoff of the SWK Funding LLC loan of $12.9 million in 2022. This was partially offset by an increase due to the Midcap loan of $25 million taken in 2022.

Capital Expenditure

Capital expenditures for property and equipment were $0.8 million and $1.0 million for the years ended December 31, 2022, and 2021, respectively.

Capital Resources

As of June 30, 2023, Keystone primarily had the following debt arrangements:

•	$5 million in undrawn revolving credit facility; and

•	$40 million under the Midcap loan, excluding issuance costs.

Keystone was in compliance with its covenants as of June 30, 2023. Keystone’s financial covenants as it relates to the Midcap loan include minimum net revenues.

For additional information regarding Keystone’s indebtedness, see Note 8 “Debt” to Keystone’s consolidated financial statements included elsewhere in this prospectus. Keystone’s primary contractual obligations relate to its debt as detailed above. Keystone also has capital and operating leases in the normal course of business as well as purchasing obligations that usually are for less than one year. Keystone has no off-balance sheet arrangements.

Recently Issued Accounting Pronouncements

See Note 2 to Keystone’s consolidated financial statements included elsewhere in this prospectus for new accounting pronouncements not yet adopted as of the date of this prospectus.

Quantitative and Qualitative Disclosures About Market Risk

Keystone is exposed to market risk related to inflation, changes in interest rates and foreign currency exchange rates. Keystone does not use derivative financial instruments for speculative, hedging or trading purposes, although in the future Keystone may enter into interest rate or exchange rate hedging arrangements to manage the risks described below.

Inflation Risk

Keystone may be exposed to inflation risk in the United States as well as in some of Keystone’s international operations, particularly in developing countries and may be subject to increased costs as a result of higher inflation. Because Keystone competes on a global basis, Keystone’s customers would not expect, and may not be willing, to pay for any cost increases from inflation. Therefore, Keystone’s future margins could be impacted. Where competitively possible Keystone attempts to offset some of this risk with contracted price adjustments.

Interest Rate Risk

Cash held in Keystone’s operating business units is generally available for local operations. Most of Keystone’s cash is retained by Keystone’s United States business. The majority of these funds are in low to zero interest bearing bank accounts. Keystone’s United States borrowings and credit line are primarily at variable rates based on the SOFR and, as a result, increases in interest rates would generally result in increased interest expense on outstanding borrowings. Keystone’s Israel debt is based on the Israel Bank Prime Rate and as a result increases in interest rates would generally result in increased interest expense on outstanding borrowings.

Keystone’s Midcap Credit Agreement provides that interest may be indexed to the SOFR. Keystone cannot predict the impact of any changes in the methods by which SOFR is determined or any regulatory activity related to a potential phase out of SOFR on its Midcap Credit Agreement and interest rates. It is not possible to predict the establishment of alternative reference rates in the United States or elsewhere. The establishment of alternative reference rates or implementation of any other potential changes may materially and adversely affect Keystone’s business, results of operations or financial condition.

Foreign Currency Exchange Risk

Keystone has international operations and as such Keystone faces exposure to adverse movements in foreign currency exchange rates. While these exposures may change over time as business practices evolve, adverse movements in foreign currency exchange rates may have a material adverse impact on Keystone’s financial results. Keystone’s primary exposures have been related to non-United States dollar-denominated net operating income or net operating losses. As a consequence, Keystone’s results of operations would generally be adversely affected by an increase in the value of the United States dollar relative to the currencies of the countries in which Keystone is profitable and a decrease in the value of the United States dollar relative to the currencies of the countries in which Keystone is not profitable. However, based on the locations of Keystone’s international operations and the amount of Keystone’s operating results denominated in foreign currencies, Keystone would not expect a 10% change in the value of the United States dollar from rates as of December 31, 2022 and December 31, 2021, to have a material effect on Keystone’s financial position or results of operations. If and when Keystone’s international business grows substantially, relative to Keystone’s United States business, the net exposure is likely to increase as will the impact of foreign exchange rate movements.

Critical Accounting Policies and Significant Judgments and Estimates

Keystone’s management’s discussion and analysis of its financial condition and results of operations is based on Keystone’s consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires Keystone to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reported period. In accordance with U.S. GAAP, Keystone bases its estimates on historical experience and on various other assumptions that Keystone believes are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

While Keystone’s significant accounting policies are more fully described in Note 2 “Significant Accounting Policies” to Keystone’s consolidated annual financial statements included elsewhere in this prospectus, Keystone believes the following accounting policies and estimates are critical to the process of the preparation of its consolidated financial statements.

Reverse Recapitalization

The Business Combination was accounted for as a reverse recapitalization in accordance with U.S. GAAP. For accounting purposes, Keystone was considered to be acquiring Check-Cap in the Business Combination. This determination is based on the expectation that, immediately following the Business Combination: (i) Keystone’s equity holders will own a substantial majority of the voting rights in New Parent, (ii) Keystone will designate a majority of the initial members of the board of directors of New Parent (as the board will be comprised of those individuals designated by Keystone, provided, however, that Check-Cap shall have the right to designate (x) one (1) initial director of New Parent if the New Parent board of directors as of immediately following the Closing of the U.S. Merger will have up to seven (7) members, and (y) two (2) initial directors of New Parent if the New Parent board of directors as of immediately following the Closing of the U.S. Merger will have more than seven (7) members) and (iii) Keystone’s executive management team will become the management of New Parent and no employees from Check-Cap will be retained.

Accordingly, for accounting purposes: (i) the Business Combination will be treated as the equivalent of Keystone issuing stock to acquire the net assets of Check-Cap, (ii) the net assets of Check-Cap will be recorded based upon their fair value in the financial statements at the time of closing, which are primarily comprised of cash and cash equivalents and short-term deposits and therefore expected to approximate the historical carrying value of the assets and (iii) the reported historical operating results of New Parent prior to the Business Combination will be those of Keystone.

Revenue Recognition

Keystone recognizes revenues from product sales when the direct sales customer/distributor obtains control of Keystone’s products, which typically occurs upon shipment, in return for an agreed-upon, fixed-price consideration. Performance obligations are generally settled quickly after purchase order acceptance; therefore, the value of unsatisfied performance obligations at the end of any reporting period is generally immaterial. Please refer to Note 2 “Significant Accounting Policies” to Keystone’s consolidated financial statements included elsewhere in this prospectus, for a detailed description of Keystone’s revenue recognition.

The key estimate related to revenue recognition relates to Keystone providing its customers with the right to return products for a refund of the purchase price or for an account credit, if the return is made within a specified number of days from the original invoice date. Keystone records a product return reserve based upon an estimate of specific returns and a review of historical returns experience. Adjustments are made to the product return reserve as returns data and historical experience change. The provision for product return estimates is recorded as a reduction of revenues.

Stock-Based Compensation

Stock options awarded are measured at fair value at each grant date. Keystone considers what it believes to be comparable publicly traded companies and an analysis of Keystone’s enterprise value in estimating the fair value of Keystone’s common stock. Stock options awards contain service conditions and they generally become exercisable ratably over one to four years with a maximum contractual term of ten years.

Stock-based compensation cost is measured on the grant date, based on the estimated fair value of the award using a Black-Scholes pricing model and recognized as an expense over the requisite service period on a straight-line basis over the requisite vesting period, net of forfeitures which are recognized as they occur.

Keystone recorded stock-based compensation expense relating to Keystone’s stock options of $3.2 million and $2.3 million for the years ended December 31, 2022 and 2021, respectively. On December 31, 2022,

Keystone had $4.5 million of total unrecognized stock-based compensation expense related to option grants that will be recognized over a weighted-average period of 1.15 years. Keystone expects to continue to grant stock options in the future, and to the extent that Keystone does, its stock-based compensation expense recognized in future periods will likely increase.

Key assumptions

Keystone’s Black-Scholes option-pricing model requires the input of highly subjective assumptions, including the fair value of the underlying common stock, the expected volatility of the price of Keystone’s common stock, the expected term of the option, risk-free interest rates and the expected dividend yield of Keystone’s common stock. These estimates involve inherent uncertainties and the application of management’s judgment. If factors change and different assumptions are used, Keystone’s stock-based compensation expense could be materially different in the future. In determining the fair value of stock options granted, the following assumptions were used in the Black-Scholes option pricing model for awards granted in the periods indicate:

	Year ended December 31, 2022	Year ended December 31, 2021
Risk free interest rate	1.86%-2.81%	0.83%-1.62%
Expected volatility	78%-128%	70%-81%
Expected life (years)	7.51-10	5.27-10
0.00%

Six months ended June 30, 2023
Risk free interest rate	1.86%-2.81%
Expected volatility	78%-128%
Expected life (years)	5.27-10
Expected dividend yield	0.00%

The fair value of Keystone’s common stock underlying the options has historically been determined by Keystone’s board of directors, with assistance from management, based upon information available at the time of grant. Given the absence of a public trading market for Keystone’s common stock, and in accordance with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Aid, Keystone’s board of directors has exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of Keystone’s common stock at each grant date. These factors included:

•	contemporaneous third-party valuations of Keystone’s company and Keystone’s securities;

•	Keystone’s results of operations and other financial metrics;

•	Keystone’s stage of development and business strategy;

•	the financial condition and operating results of publicly owned companies with similar lines of business and their historical volatility;

•	the prices of shares sold to investors by Keystone in arm’s length transactions;

•	external market conditions;

•	the likelihood of a liquidity event such as an initial public offering, a merger or the sale of Keystone; and

•	the current lack of marketability of Keystone’s common stock as a private company.

The per share estimated fair value of Keystone’s common stock represents the determination by Keystone’s board of directors of the fair value of Keystone’s common stock as of the date of grant, taking into consideration the various objective and subjective factors described above, including the conclusions, if applicable, of valuations of Keystone’s common stock. There are significant judgments and estimates inherent in these valuations. If Keystone had made different assumptions than those described below, the fair value of the underlying common stock and amount of Keystone’s stock-based compensation expense could have differed. Following the Closing of the Business Combination, the fair value per share of Keystone’s common stock for purposes of determining stock-based compensation will be the closing price of Keystone’s common stock as reported on the applicable grant date.

The following table presents the grant dates, number of underlying shares and related exercise prices of awards granted from January 1, 2021, through December 31, 2022, as well as the estimated fair value of the underlying common stock on the grant date.

Date of Grant	Number of Shares Subject to Awards Granted	Exercise Price Per Share (S)	Estimated Fair Value Ordinary Share at Grant Date (S)
March 24, 2021	9,000	$10.00	$6.23
March 24, 2021	3,000	$10.00	$7.31
May 17, 2021	15,013	$9.75	$6.22
May 17, 2021	10,000	$10.00	$6.23
August 18, 2021	24,000	$15.45	$9.85
October 4, 2021	93,000	$19.06	$12.71
October 4, 2021	5,000	$19.06	$15.00
February 25, 2022	103,500	$19.06	$13.19
February 25, 2022	7,000	$19.06	$15.13
May 12, 2022	10,831	$19.06	$16.55
May 12, 2022	11,521	$19.06	$16.71
August 11, 2022	27,500	$19.06	$13.37
September 19, 2022	15,500	$19.06	$13.49
January 12, 2023	52,000	$15.81	$11.15
March 29, 2023	5,000	$15.81	$11.16
May 24, 2023	70,000	$15.81	$11.19

Based on an assumed price per share of $18.03, which is the estimated price per share in the Business Combination, the intrinsic value of stock options outstanding on June 30, 2023, was $31.3 million, of which $21.9 million and $9.4 million related to stock options that were vested and unvested, respectively, at that date.

Keystone used a fair value of $9.75 per share as a result of the capital raise in January 2019 in connection with the Paltop acquisition. In October 202 Keystone performed a retrospective valuation with the assistance of a third-party valuation firm of the fair value of Keystone’s common stock as of July 31, 2020. This valuation arrived at $9.75 per share as well. Keystone performed another contemporaneous valuation with the assistance of a third-party valuation firm in August 2021 that arrived at a valuation of $15.45 per share as of June 30, 2021. This increase is mainly the result of Keystone’s long-term projections. Additionally, although the capital raise on August 31, 2021, was at a valuation of $20.88 per share, the fair value used to record stock based compensation on the August 19, 2021 grant was based off the June valuation as it was prior to the business combination with Osteon as well as the capital infusion. Regardless, given the low number of awards granted, the difference between the two values would be immaterial to the results of operations of Keystone. The options granted in 2023 were based on a valuation by Keystone performed with the assistance of a third party in August 2022. The difference between the assumed price per share and the exercise price used for the options granted is immaterial.

Business Combinations

Keystone allocates the fair value of consideration transferred in a business combination to the estimated fair value at the acquisition date of the tangible and intangible assets acquired and liabilities assumed. Acquisition costs are expensed as incurred. Any residual consideration is recorded as goodwill. The fair value of consideration includes cash and equity securities. Keystone determines the fair values of assets acquired and liabilities assumed which requires Keystone to make significant estimates, primarily with respect to intangible assets. The significant estimates relate to cash flow projections for the acquired business, and the appropriate weighted- average cost of capital. The results of operations of the acquired business are included in Keystone’s consolidated results of operations from the date of the acquisition.

Goodwill

Goodwill represents the excess of the fair value of consideration transferred in a business combination over the fair value of tangible and intangible assets acquired net of the fair value of liabilities assumed. Keystone has no indefinite-lived intangible assets other than goodwill. The carrying amount of goodwill is reviewed annually for impairment in the fourth quarter, and whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

Keystone applies the Financial Accounting Standards Board’s (“FASB”) guidance when testing goodwill for impairment for the periods presented, which permits Keystone to make a qualitative assessment of whether goodwill is impaired, or opt to bypass the qualitative assessment, and proceed directly to performing an impairment test. If Keystone performs a qualitative assessment and conclude it is more-likely-than-not that the fair value of a reporting unit exceeds its carrying value, goodwill is not considered impaired and the impairment test is unnecessary. However, if Keystone concludes otherwise, it is then required to perform an impairment test.

For fiscal years 2022 and 2021, given Keystone’s continued losses, Keystone performed a quantitative assessment of goodwill using the income approach that factors in key assumptions of revenue, growth rates and discount rates. Keystone did not record any impairment of goodwill for any of the periods presented. Keystone’s forecasts and estimates are based on assumptions that are consistent with the plans and estimates used to manage the business. Changes in these estimates could change the conclusion regarding an impairment of goodwill. Thus, to the extent the revenues volumes deteriorate in the near future, discount rates increase significantly, or Keystone does not meet its projected performance, it could have an impairment to record in the next twelve months, and such impairments could be material.

Impairment of Long-Lived and Intangible Assets

Keystone periodically evaluates its long-lived assets for potential impairment. In accordance with the relevant accounting guidance, Keystone reviews for impairment the carrying values of Keystone’s long-lived assets or asset groups that are held and used whenever circumstances occur that indicate that those carrying values are not recoverable. Under the held and used approach, assets are grouped at the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. The identification of asset groups involves judgment, assumptions, and estimates.

Keystone makes judgments about the recoverability of long-lived assets, including fixed assets, right of use assets and purchased finite-lived intangible assets whenever events or changes in circumstances indicate that impairment may exist. Each period Keystone evaluates the estimated remaining useful lives of long-lived assets and whether events or changes in circumstances warrant a revision to the remaining periods of depreciation or amortization. If circumstances arise that indicate impairment may exist, Keystone uses an estimate of the undiscounted value of expected future operating cash flows over the primary asset’s remaining useful life and salvage value to determine whether the long-lived assets are impaired. If the aggregate undiscounted cash flows and salvage values are less than the carrying amount of the assets, the resulting impairment charge to be recorded is calculated based on the excess of the carrying amount of the assets over the fair value of such assets, with the fair value generally determined using the DCF method. Application of the DCF method requires judgment and assumptions related to the amount and timing of future expected cash flows, salvage value assumptions, and appropriate discount rates. Different judgments or assumptions could result in materially different fair value estimates.

Any impairment of these assets must be considered prior to Keystone’s impairment review of goodwill. Keystone did not record any impairment of long-lived and intangible assets for any of the periods presented.

Income Taxes

Income taxes are provided using the asset and liability method, such that income taxes (i.e., deferred tax assets, deferred tax liabilities, taxes currently payable/refunds receivable and tax expense/benefit) are recorded based on amounts refundable or payable in the current year and include the results of any difference between U.S. GAAP and tax reporting. Deferred income taxes reflect the tax effect of net operating losses, capital losses and general business credit carryforwards and the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial statement and income tax purposes, as determined under enacted tax laws and rates. Valuation allowances are established when management determines that it is more- likely-than-not that some portion or all of the deferred tax asset will not be realized. The financial effect of changes in tax laws or rates is accounted for in the period of enactment. The subsequent realization of net operating loss and general business credit carryforwards acquired in acquisitions accounted for using the acquisition method of accounting is recognized in the consolidated statement of operations.

From time to time, Keystone has business transactions in which the tax consequences are uncertain. Significant judgment is required in assessing and estimating the tax consequences of these transactions. Keystone prepares and files tax returns based on Keystone’s interpretation of tax laws. In the normal course of business, Keystone’s tax returns are subject to examination by various taxing authorities. Such examinations may result in future tax, interest and penalty assessments. Keystone implements a two-step approach to recognize and measure uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate resolution. There is considerable judgment involved in determining whether positions taken on the tax return are more-likely-than-not of being sustained and determining the likelihood of various potential settlement outcomes.

Keystone adjusts its estimated liability for uncertain tax positions periodically because of new information discovered as a function of ongoing examinations by, and settlements with, the various taxing authorities, as well as changes in tax laws, regulations and interpretations. The combined tax provision of any given year includes adjustments to prior year income tax accruals that are considered appropriate as well as any related estimated interest. Keystone’s policy is to recognize all appropriately accrued interest and penalties on uncertain tax positions as part of income tax benefit (expense).

EXECUTIVE COMPENSATION

Overview

This section discusses the material components of the executive compensation program for Keystone’s 2022 named executive officers (the “Named Executive Officers”). Keystone’s Named Executive Officers for fiscal year 2022 are:

•	Melker Nilsson, Keystone’s Chief Executive Officer;

•	Amnon Tamir, Keystone’s Chief Financial Officer; and

•	Mark Neri, Keystone’s Senior Vice President of International Sales.

Compensation of Keystone’s Named Executive Officers

Summary Compensation Table for Fiscal Year 2022

The following table contains information about the compensation paid to or earned by each of Keystone’s

Named Executive Officers during the most recently completed fiscal year.

Name and Principal Position	Year	Salary ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Melker Nilsson, Chief Executive Officer	2022	518,750	—	—	—	518,750
Amnon Tamir, Chief Financial Officer	2022	290,500	—	—	—	290,500
Mark Neri, Senior Vice President of International Sales	2022	250,000	—	—	—	250,000

Narrative to the Summary Compensation Table

2022 Annual Base Salaries

Keystone’s Named Executive Officers each receive a base salary to compensate them for services rendered to the company. The base salary payable to each Named Executive Officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities. During fiscal year 2022, Keystone’s Named Executive Officers’ annual base salaries were as follows:

•	Melker Nilsson: $518,750;

•	Amnon Tamir: $290,500; and

•	Mark Neri: $250,000.

Other Elements of Compensation

Retirement Savings and Health and Welfare Benefits

Keystone’s employees, including Keystone’s U.S.-based Named Executive Officers, who satisfy certain eligibility requirements are eligible to participate in Keystone’s 401(k) plan. Keystone’s U.S.-based Named Executive Officers are eligible to participate in the 401(k) plan on the same terms as other eligible employees. Keystone may make discretionary contributions to the participants’ 401(k) accounts, and during 2022 it made contributions in the amount of six percent (6%) of each participants’ base salary (not to exceed $3,000 per participant). Keystone believes that providing a vehicle for tax-deferred retirement savings through Keystone’s 401(k) plan adds to the overall desirability of Keystone’s executive compensation package and further incentivizes Keystone’s employees, including Keystone’s U.S.-based Named Executive Officers, in accordance with Keystone’s compensation policies.

All of Keystone’s full-time employees, including Keystone’s U.S.-based Named Executive Officers, are eligible to participate in Keystone’s health and welfare plans available to employees in the relevant jurisdictions. In the United States, these health and welfare plans include medical, dental and vision benefits; short-term and long-term disability insurance; paid time off and paid parental leave.

Offer Letter Agreement with Mr. Nilsson

Effective June 15, 2019, Keystone entered into an offer letter agreement with Mr. Nilsson setting forth the terms and conditions of his employment. This agreement provides that commencing on August 1, 2019, Mr. Nilsson will serve as Keystone’s Chief Executive Officer with an annual base salary of $500,000 (which was increased to $525,000, effective April 1, 2022), an annual bonus opportunity of up to 50% of his annual base salary, and an initial option to purchase 400,000 shares of Keystone’s common stock. The offer letter also provides that Mr. Nilsson will be reimbursed for business travel (including air travel) and business expenses, and will be provided an apartment near Keystone’s Burlington, Massachusetts facility, and a rental car when Mr. Nilsson is in Burlington.

In the event Keystone terminates Mr. Nilsson’s employment with Keystone without “cause” or in connection with a “change in control” (in each case as defined in his offer letter agreement), subject to Mr. Nilsson’s timely execution and non-revocation of a general release of claims in Keystone’s favor, he will be entitled to receive (i) a prorated portion of his annual performance bonus, and (ii) in consideration of Mr. Nilsson’s agreement to post-employment confidentiality and a one-year post-termination non-compete, a lump-sum payment equal to one year of Mr. Nilsson’s base salary then in effect.

In the event Mr. Nilsson resigns for any or no reason, Keystone has the option to pay Mr. Nilsson a lump-sum payment of $200,000 in consideration of Mr. Nilsson’s agreement to post-employment confidentiality and a one-year post-termination non-compete subject to Mr. Nilsson’s timely execution and non-revocation of a general release of claims in Keystone’s favor.

Additionally, Mr. Nilsson’s letter agreement provides that either Keystone or Mr. Nilsson may terminate Mr. Nilsson’s employment for any reason upon 30 days’ prior written notice (although Keystone does not have to provide advance notice if Mr. Nilsson is being terminated for “cause”), and Keystone has the option to make a lump-sum payment to Mr. Nilsson equal to Mr. Nilsson’s base salary during the notice period in lieu of providing Mr. Nilsson with advance notice of termination.

Offer Letter Agreement with Mr. Tamir

Effective September 1, 2020, Keystone entered into an offer letter agreement with Mr. Tamir setting forth the terms and conditions of his employment with Keystone. This agreement provides that commencing on September 1, 2020, Mr. Tamir will serve as Keystone’s Chief Financial Officer with an annual base salary of $280,000 (which was increased to $294,000, effective April 1, 2022), an annual bonus opportunity of up to 35% of his annual base salary, and an initial option to purchase 129,318 shares of Keystone’s common stock. In the event of a “change in control” (as defined in Mr. Tamir’s offer letter), all unvested options will vest in full. The offer letter also provides that Mr. Tamir will be reimbursed for business expenses in accordance with Keystone’s reimbursements policies.

In the event Keystone terminates Mr. Tamir’s employment with Keystone without “cause” (as defined in his offer letter agreement), subject to Mr. Tamir’s timely execution and non-revocation of a general release of claims in Keystone’s favor, in consideration of Mr. Tamir’s agreement to post-employment confidentiality and a one-year post-termination non-compete, he will be entitled to receive a lump-sum payment equal to four months of Mr. Tamir’s base salary then in effect.

Offer Letter Agreement with Mr. Neri

Effective September 3, 2019, Keystone entered into an offer letter agreement with Mr. Neri setting forth the terms and conditions of his employment with Keystone. This agreement provides that commencing on October 1, 2021, Mr. Neri will serve as Keystone’s Senior Vice President of International Sales with an annual base salary of $250,000, an annual bonus opportunity of up to 35% of his annual base salary, and an initial option to purchase 60,000 shares of Keystone’s common stock. The offer letter also provides that Mr. Neri will be reimbursed for business expenses in accordance with Keystone’s reimbursements policies.

Mr. Neri’s letter agreement provides that either Keystone or Mr. Neri may terminate Mr. Neri’s employment for any reason upon 30 days’ prior written notice (although Keystone does not have to provide advance notice if Mr. Neri is terminated for “cause”), and Keystone has the option to make a lump-sum payment to Mr. Neri equal to Mr. Neri’s base salary during the notice period, in lieu of providing Mr. Neri with advance notice of termination. Mr. Neri is also subject to inventions and intellectual property assignment provisions and perpetual confidentiality obligations.

Equity Compensation Plans

The following summarizes the 2023 Equity Incentive Plan (the “2023 Plan”), the 2019 Stock Option Plan (the “2019 Plan”) and the 2018 Equity Incentive Plan (the “2018 Plan”), which Keystone’s Named Executive Officers are eligible to participate and under which Keystone has previously made periodic grants of equity and equity-based awards to our Named Executive Officers and other key employees.

2019 Stock Option Plan

Keystone’s board of directors adopted, and Keystone’s stockholders approved, the 2019 Plan effective as of December 31, 2018. The 2019 Plan provides for the grant of stock options that are intended to qualify as “incentive stock options” under the Code and non-qualified stock options. As of September 30, 2023, options to purchase 1,734,227 shares of Keystone’s common stock at a weighted-average exercise price per share of $11.84 remained outstanding under the 2019 Plan. Following the consummation of the Business Combination and the adoption by New Parent of the 2023 Plan, the 2019 Plan will terminate and no further awards will be granted under the 2019 Plan, and each outstanding option to purchase shares of Keystone common stock will be converted into an option to purchase shares of New Parent common stock on substantially similar terms, subject to adjustment to the number of shares and the exercise price in accordance with the Exchange Ratio (subject to rounding down to the nearest whole number of shares).

Also governed by the 2019 Stock Option Plan are the U.S. Sub Plan to establish certain rules and limitations applicable to options granted under the Plan to grantees who are subject to United States federal taxation (“US Grantees”), the Israeli Grantees Sub-Plan shall apply for options granted under the Plan to grantees who are subject to Israeli taxation, and the Australian Sub-Plan that includes special terms and conditions that govern the issue of options for grantee who reside and/or works in Australia.

Administration. Keystone’s board of directors, or a committee thereof appointed by Keystone’s board of directors, has the authority to administer the 2019 Plan and grant awards thereunder. The administrator’s authority includes the authority to select the service providers to whom awards will be granted under the 2019 Plan, the number of shares to be subject to those awards and the terms and conditions of those awards. In addition, the administrator has the authority to construe and interpret the 2019 Plan and to adopt rules for the administration, interpretation, and application of the 2019 Plan that are consistent with the terms of the 2019 Plan.

Awards. The 2019 Plan provides that the administrator may grant or issue options intended to qualify as “incentive stock options” under the Code and non-qualified stock options to employees, officers, directors, consultants and other service providers of Keystone and Keystone’s affiliates. Each option grant will be governed by an option award agreement subject to the 2019 Plan. The exercise price of incentive stock options granted to employees who at the time of grant own stock representing more than 10% of the voting power of all classes of Keystone’s common stock may not be less than 110% of the fair market value per share of Keystone’s common stock on the date of grant, and the exercise price of incentive stock options granted to any other employees may not be less than 100% of the fair market value per share of Keystone’s common stock on the date of grant. The exercise price of non-qualified stock options to employees, officers, directors, consultants or other service providers may not be less than 100% of the fair market value per share of Keystone’s common stock on the date of grant. If an optionholder is terminated for “cause” (as defined in the 2019 Plan), all options held by such optionholder, whether or not vested, will immediately be forfeited for no consideration, and for 180 days following such termination, Keystone (or, if prohibited by applicable law, a subsidiary of Keystone or Keystone’s stockholders on a pro-rata basis) will have the right to repurchase some or all of the shares of Keystone’s common stock issued upon exercise of such options for an amount equal to the lesser of (i) the “fair market value” (as defined in the 2019 Plan) at the time of repurchase, or (ii) the exercise price paid by such optionholder at the time of exercise.

Adjustments of Awards. In the event of any stock split, reverse stock split, combination, reclassification or distribution of bonus shares of Keystone affecting shares of Keystone’s common stock, the administrator will make proportional adjustments to the number of shares available for issuance under the 2019 Plan and the number and exercise or purchase price of shares subject to outstanding awards so as to prevent diminution or enlargement of the benefits intended under the 2019 Plan.

Change in Control. In the event of a change in control of Keystone or another “merger transaction” (as defined in the 2019 Plan), outstanding awards under the 2019 Plan will be treated in accordance with one of the following methods, as determined by the administrator in its sole discretion:

•

Awards, whether or not then vested, may be assumed or have new rights substituted for them if the terms of such assumed or substituted awards, as determined by the administrator, confer the same rights with respect to the shares underlying the outstanding options as Keystone’s stockholders received in such merger transaction; or

•

If awards are not assumed or substituted, the administrator may (i) accelerate the vesting of all awards not less than fifteen days prior to the merger transaction, or (ii) provide that all awards will be canceled in exchange for an amount of cash equal to the price per share paid in the merger transaction (less the exercise price per share of common stock covered by the award), as adjusted by the administrator for any contingent purchase price, escrow obligations, indemnification obligations or other adjustments to the purchase price after the consummation of the merger transaction (provided that stock options may be cancelled if the merger transaction price is less than the applicable exercise price per share of common stock subject to the award).

All awards that are not assumed, substituted, or exercised will expire and be canceled for no consideration upon consummation of a merger transaction.

Amendment and Termination. Keystone’s board of directors may amend or terminate the 2019 Plan, including any forms of award agreement thereunder, at any time, but no amendment will impair the rights of a holder of an outstanding award without the holder’s consent. An amendment of the 2019 Plan will be subject to the approval of Keystone’s stockholders where such approval is required by applicable law. Following the consummation of the Business Combination and the adoption by New Parent of the 2023 Plan, the 2019 Plan will terminate and no further awards will be granted under the 2019 Plan.

Right of First Refusal. The 2019 Plan provides that shares of Keystone’s common stock received by a participant upon exercise of options will be subject to such right of first refusal as set forth in Keystone’s incorporation documents. If Keystone’s incorporating documents do not contain such provisions, until Keystone consummates an initial public offering or lists its shares on Nasdaq, shares of Keystone’s common stock received by participants in the 2019 Plan upon exercise of options may not be sold unless such participant first (i) provides a written notice to Keystone, specifying the number of shares intended to be sold, the identity of the proposed buyer(s), and the terms of the sale (including the per-share purchase price), and (ii) offers to sell such shares to Keystone on the same terms. In the event that Keystone (or, if prohibited by applicable law, a subsidiary of Keystone or Keystone’s stockholders on a pro-rata basis) does not purchase all of the offered shares within 30 days of receiving such notice, the participant will be permitted to sell such unpurchased shares during a 90-day period following such 30-day notice period on terms not more favorable to the participant than those described in the notice to Keystone.

Miscellaneous. Until Keystone consummates an initial public offering or lists its shares on Nasdaq, Keystone’s board of directors has the power to require an optionholder, as a condition of exercising any such options, to grant an irrevocable proxy to vote the shares received upon exercise of such options to a person designated by Keystone’s board of directors.

2018 Stock Option Plan

Keystone’s board of directors adopted the 2018 Plan effective as of August 30, 2018. The terms and conditions of the 2018 Plan are substantially identical to those of the 2019 Plan. As of September 30, 2023, options to purchase 5,498 shares of Keystone’s common stock at a weighted-average exercise price per share of $3.89 remained outstanding under the 2018 Plan. Following the consummation of the Business Combination and the adoption by New Parent of the 2023 Plan, the 2018 Plan will terminate and no further awards will be granted under the 2018 Plan, and each outstanding option to purchase shares of Keystone common stock will be converted into an option to purchase shares of New Parent common stock on substantially similar terms, subject to adjustment to the number of shares and the exercise price in accordance with the Exchange Ratio (subject to rounding down to the nearest whole number of shares).

2023 Equity Incentive Plan

New Parent’s board of directors have approved the Keystone Dental Holdings, Inc. 2023 Equity Incentive Plan (the “2023 Plan”), which will reserve approximately 2.85 million shares for issuance under the 2023 Plan.

The 2023 Plan will be the only equity plan of New Parent available for grant of equity awards to employees, directors and consultants of New Parent following the closing. The total number of shares of New Parent common stock that will be reserved for issuance under the 2023 Plan will be approximately 2.85 million. We anticipate that these shares will be enough to meet our expected needs for the term of the 2023 Plan; however, future circumstances and business needs may dictate a different result. This number of shares reserved for issuance (approximately 2.85 million) is equal to approximately 6.3% of New Parent common stock expected to be outstanding on a fully-diluted basis following the Closing. The New Parent board considered the following when determining the number of shares to reserve for issuance under the 2023 Plan:

Forecasted Grants. In projecting the rate we will issue shares under the 2023 Plan, the board and our compensation committee reviewed a forecast that considered the following factors: (i) the shares that would be available for grant under the 2023 Plan and (ii) forecasted future grants, determined based on our stock price and the competitive dollar value to be delivered to the participant. Because we determine the size of equity awards to be granted based on such value, if our stock price on the date the award is granted is significantly different from the stock price assumed in the forecast, our actual share usage will deviate significantly from our forecasted share usage. For example, if our stock price on the date an award is granted is significantly lower than the stock price assumed in the forecast, we would need a larger number of shares than anticipated to deliver the same value to participants.

Based on our current forecasts we expect that the share reserve under the 2023 Plan will allow us to continue to grant equity-based compensation at levels we deem appropriate for the term of the 2023 Plan, and that we will not have to restructure our existing compensation programs for reasons that are not directly related to the achievement of our business objectives. To remain competitive without equity-based compensation arrangements, it likely will be necessary to replace components of compensation awarded in equity with cash. We do not believe increasing cash compensation to make up for any shortfall in equity compensation would be practical or advisable, because we believe that a combination of equity awards and cash compensation provide a more effective compensation strategy than cash alone for attracting, retaining and motivating our employees long-term and aligning employees’ and stockholders’ interests. In addition, any significant increase in cash compensation in lieu of equity awards could substantially increase our operating expenses and reduce our cash flow from operations, which could adversely affect our business results and could adversely affect our business strategy, including using cash flow for strategic acquisitions, research and development of innovative new products, and improvements in the quality and performance of existing products.

The following paragraphs provide a summary of the principal features of the 2023 Plan and its operation. However, this summary is not a complete description of all of the provisions of the 2023 Plan and is qualified in its entirety by the specific language of the 2023 Plan.

Purposes

The purposes of the 2023 Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to our employees, directors and consultants, and to promote the success of New Parent’s business.

Eligibility

Our 2023 Plan permits the grant of incentive stock options, within the meaning of Section 422 of the Code to our employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, and performance awards to our employees, directors and consultants and our parent and subsidiary corporations’ employees and consultants. The recipient of an award is referred to as a “participant,” and participants under the 2023 Plan are chosen by the administrator (as described below in “— 2023 Plan Administration”).

The number of awards that an employee, director, or consultant may receive under the 2023 Plan is in the discretion of the administrator and therefore cannot be determined in advance.

Authorized shares

A total of approximately 2.85 million shares of New Parent common stock will be reserved for issuance pursuant to the 2023 Plan. The shares may be authorized, but unissued, or reacquired common stock of New Parent.

If an award expires or becomes exercisable without having been exercised in full, is surrendered pursuant to an exchange program, or, with respect to restricted stock, restricted stock units, and performance awards, is forfeited or repurchased due to failure to vest, the unpurchased shares (or for awards other than stock options or stock appreciation rights, the forfeited or repurchased shares) will become available for future grant or sale under our 2023 Plan. With respect to stock appreciation rights, the net shares issued will cease to be available under the 2023 Plan and all remaining shares will remain available for future grant or sale under the 2023 Plan (unless our 2023 Plan has terminated). Only shares actually issued pursuant to a stock appreciation right will cease to be available under our 2023 Plan; all remaining shares will remain available for future grant or sale under our 2023 Plan (unless our 2023 Plan has terminated). Shares that actually have been issued under the 2023 Plan under any award will not be returned to the 2023 Plan and will not become available for future distribution under the 2023 Plan, provided that if shares issued pursuant to awards of restricted stock, restricted stock units, or performance awards are repurchased by New Parent or are forfeited to New Parent, such shares will become available for future grant under the 2023 Plan. Shares used to pay the exercise price of an award or satisfy the tax withholding obligations related to an award will become available for future grant or sale under our 2023 Plan. To the extent an award is paid out in cash rather than shares, such cash payment will not result in reducing the number of shares available for issuance under our 2023 Plan.

2023 Plan Administration

The New Parent board or one or more committees appointed by our board will administer the 2023 Plan (referred to as the “administrator”). In addition, if we determine it is desirable to qualify transactions under the 2023 Plan as exempt under Rule 16b-3 of the Securities and Exchange Act of 1934, as amended (referred to as Rule 16b-3), such transactions will be structured to satisfy the requirements for exemption under Rule 16b-3. Subject to the provisions of our 2023 Plan, the administrator has the power to administer the 2023 Plan, including but not limited to, the power to interpret the terms of our 2023 Plan and awards granted under it, to establish, amend and rescind rules and regulations relating to our 2023 Plan, including sub-plans, and to construe and interpret the terms of our 2023 Plan and awards granted under the 2023 Plan. The administrator has the power to select the employees, directors and consultants to whom awards may be granted, and to determine the terms and conditions of such awards, including the exercise price, the number of shares subject to each such award, and the time or times when awards may be exercised (which may be based on performance criteria), any vesting acceleration or waiver of forfeiture restrictions, and any restriction or limitation regarding any award or the shares relating to the award. The administrator may approve forms of award agreement for use under our 2023 Plan. The administrator may modify or amend an award in accordance with the 2023 Plan, including but not limited to extend the post-termination exercisability period of an award and to extend the maximum term of an option (subject to the terms of our 2023 Plan). The administrator may allow participants to satisfy tax withholding obligations in such manner as prescribed in the 2023 Plan. The administrator also has the authority to institute and determine the terms of conditions of an exchange program, under which existing awards are surrendered or cancelled in exchange for awards of the same type (which may have higher or lower exercise prices and different terms), awards of a different type, and/or cash, participants have the opportunity to transfer any awards to a financial institution or other person or entity selected by the administrator, and/or exercise price of an outstanding award is increased or reduced. The administrator has the power to make all other determinations deemed necessary or advisable for administering our 2023 Plan.

Stock Options

Stock options may be granted under our 2023 Plan. Stock options allow the participant to purchase shares at a specified exercise price. Each option is evidenced by an award agreement that specifies the number of shares subject to the stock option, the exercise price, the term of the option, whether the option is intended to be an incentive stock option, the vesting requirements, and such other terms and conditions as the administrator determines.

Except in certain situations in which we are assuming or replacing options granted by another company that we are acquiring or granting options to non-U.S. taxpayers, the exercise price of options granted under our 2023 Plan must at least be equal to the fair market value of New Parent common stock on the date of grant, provided that with respect to any participant who owns more than 10% of the voting power of all classes of New Parent outstanding stock, the exercise price of incentive stock options granted to such participants must equal at least 110% of the fair market value on the grant date.

Options will be exercisable at such times and under such conditions as are determined by the administrator and as set forth in the applicable award agreement. An option is deemed exercised when we receive notice of exercise and full payment for the shares to be exercised, together with applicable tax withholdings. Until shares subject to an option are issued, the participant will have no rights to vote or receive dividends or any other rights as a stockholder with respect to such shares. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or other property acceptable to the administrator, as well as other types of consideration permitted by applicable law. After the termination of service of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in his or her option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for six (6) months. In all other cases, the option will generally remain exercisable for thirty (30) days following the termination of service. However, in no event may an option be exercised later than the expiration of its term, which in the case of an incentive stock option may not exceed ten (10) years, or five (5) years with respect to any participant who owns more than 10% of the voting power of all classes of our outstanding stock. Subject to the provisions of our 2023 Plan, the administrator determines the other terms of options.

Stock Appreciation Rights

Stock appreciation rights may be granted under our 2023 Plan. Stock appreciation rights allow the participant to receive the appreciation in the fair market value of New Parent common stock between the exercise date and the date of grant. Each stock appreciation right is evidenced by an award agreement that specifies the number of shares subject to the stock appreciation right, the exercise price, the term of the stock appreciation right, the vesting requirements, and such other terms and conditions as the administrator determines.

The exercise price of stock appreciation rights granted under our 2023 Plan will be determined by the administrator, provided that the exercise price of stock appreciation rights granted to a U.S. taxpayer must at least be equal to the fair market value of New Parent common stock on the date of grant.

After the termination of service of a participant, he or she may exercise his or her stock appreciation right for the period of time stated in his or her award agreement. However, in no event may a stock appreciation right be exercised later than the expiration of its term, which may not exceed ten (10) years from the date of grant. Subject to the provisions of our 2023 Plan, the administrator determines the other terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash or with shares of New Parent common stock, or a combination of both.

Restricted Stock

Restricted stock may be granted under our 2023 Plan. Restricted stock awards are grants of shares of New Parent common stock that vest in accordance with terms and conditions established by the administrator. Each award of restricted stock is evidenced by an award agreement that specifies the number of shares subject to the award of restricted stock, the purchase price, if any, the vesting requirements, and such other terms and conditions as the administrator determines.

The administrator may impose whatever conditions for lapse of the restriction on the shares it determines to be appropriate (for example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to us); provided, however, that the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally will have voting and dividend rights with respect to such shares upon grant without regard to the restriction, unless the administrator provides otherwise, except that if dividends or distributions are paid in shares, the shares will be subject to the same restrictions on transferability and forfeitability as the shares of restricted stock with respect to which they were paid. Shares of restricted stock as to which the restrictions have not lapsed are subject to our right of repurchase or forfeiture.

Restricted Stock Units

Restricted stock units may be granted under our 2023 Plan. Restricted stock units are bookkeeping entries representing an amount equal to the fair market value of one share of New Parent common stock. Each award of restricted stock units will be evidenced by an award agreement that specifies the number of restricted stock units subject to the award, vesting criteria, the form of payout, and other terms and conditions of the award, as determined by the administrator.

Subject to the provisions of our 2023 Plan, the administrator will determine the terms and conditions of restricted stock units, including the vesting criteria (which may be based on the achievement of company-wide, divisional, business unit, or individual goals (including, but not limited to, continued employment or service), applicable federal or state securities laws or any other basis determined by the administrator in its discretion) and the form and timing of payment. Notwithstanding the foregoing, the administrator, in its sole discretion, may accelerate the time at which any restricted stock units will vest.

Performance Awards

Performance awards may be granted under our 2023 Plan. Performance awards will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. Each performance award will be evidenced by an award agreement that includes any time period during which any performance objectives or other vesting provisions, if any, will be measured and such other terms and conditions as the administrator determines.

The administrator will establish organizational or individual performance goals or other vesting criteria in its discretion, which, depending on the extent to which they are met, will determine the value of a performance award paid to participants. After the grant of a performance award, the administrator, in its sole discretion, may reduce or waive any performance criteria or other vesting provisions for such performance units or performance shares. The administrator, in its sole discretion, may pay earned performance units or performance shares in the form of cash, in shares or in some combination.

Non-employee Director Award Limitations

Our 2023 Plan provides that all non-employee directors are eligible to receive all types of awards (except for incentive stock options) under the 2023 Plan. Our 2023 Plan provides that in any given fiscal year, a non-employee director may not receive cash retainer fees and equity awards (including any awards issued under the 2023 Plan) with an aggregate value greater than $500,000 (with the value of each equity award based on its grant date fair value determined in accordance with U.S. generally accepted accounting principles). Any cash compensation paid or equity awards granted to an individual for his or her services as an employee, or for his or her services as a consultant (other than as a non-employee director), will not count for purposes of the foregoing limitation.

Adjustments

If any extraordinary dividend or other extraordinary distribution (whether in cash, shares of New Parent common stock, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, reclassification, repurchase, or exchange of shares or other securities of New Parent, other change in the corporate structure of New Parent affecting the shares, or any similar equity restructuring transaction, as that term is used in Statement of Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any of its successors) affecting the shares of New Parent common stock occurs (including a change in control of New Parent), the administrator, to prevent diminution or enlargement of the benefits or potential benefits intended to be provided under the 2023 Plan, will adjust the number and class of shares that may be delivered under the 2023 Plan and/or the number, class, and price of shares covered by each outstanding award, and the numerical share limits in the 2023 Plan’s share reserve provisions. Notwithstanding the foregoing, the conversion of any convertible securities of New Parent and ordinary course repurchases of shares of New Parent common stock or other securities of New Parent will not be treated as an event that will require adjustment.

Dissolution or Liquidation

In the event of a proposed dissolution or liquidation of New Parent, the administrator will notify each participant as soon as practicable prior to the effective date of such proposed transaction. To the extent it previously has not been exercised, an award will terminate immediately prior to the consummation of such proposed action.

Non-transferability of Awards

Unless the administrator provides otherwise, our 2023 Plan generally does not allow for the transfer of awards other than by will or by the laws or descent and distribution, and only the recipient of an award may exercise an award during his or her lifetime. If the administrator makes an award transferable, such award will contain such additional terms and conditions as the administrator deems appropriate.

Merger or Change in Control

Our 2023 Plan provides that in the event of a “change in control,” as defined under the 2023 Plan, each outstanding award will be treated as the administrator determines.

Forfeiture and Clawback

Awards will be subject to any clawback policy of which New Parent is required to adopt pursuant to the listing standards of any national securities exchange or association on which New Parent’s securities are listed or as is otherwise required by applicable laws. The administrator also may specify in an award agreement that the participant’s rights, payments and benefits with respect to an award will be subject to reduction, cancellation, forfeiture, recoupment, reimbursement, or reacquisition upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions of an award.

Amendment or Termination

The administrator will have the authority to amend, suspend or terminate the 2023 Plan, provided such action will not impair the existing rights of any participant.

The 2023 Plan will continue in effect until terminated by the administrator. However, no incentive stock options may be granted after the ten-year anniversary of the date the 2023 Plan is adopted by our board.

Summary of U.S. Federal Income Tax Consequences

The following summary is intended only as a general guide to the U.S. federal income tax consequences of participation in the 2023 Plan. The summary is based on existing U.S. laws and regulations as of the date of this prospectus and there can be no assurance that those laws and regulations will not change in the future. The summary does not purport to be complete and does not discuss the tax consequences upon a participant’s death, or the provisions of the income tax laws of any municipality, state or foreign country in which the participant may reside. As a result, tax consequences for any particular participant may vary based on individual circumstances.

Incentive Stock Options

A participant generally recognizes no taxable income for ordinary income tax purposes as a result of the grant or exercise of an option that qualifies as an incentive stock option under Section 422 of the Code. If a participant exercises the option and then later sells or otherwise disposes of the shares acquired through the exercise of the option after both the two-year anniversary of the date the option was granted and the one-year anniversary of the date of exercise of the option, the participant will recognize a capital gain or loss equal to the difference between the sale price of the shares and the exercise price.

However, if the participant disposes of such shares either on or before the two-year anniversary of the date of grant or on or before the one-year anniversary of the date of exercise of the option (a “disqualifying disposition”), any gain up to the excess of the fair market value of the shares on the date of exercise over the exercise price generally will be taxed as ordinary income, unless the shares are disposed of in a transaction in which the participant would not recognize a gain (such as a gift). Any gain in excess of that amount will be a capital gain. If a loss is recognized with respect to the share disposition, there will be no ordinary income, and such loss will be a capital loss.

For purposes of the alternative minimum tax, the difference between the option exercise price and the fair market value of the shares on the date of exercise of the option is treated as an adjustment item in computing the participant’s alternative minimum taxable income in the year of exercise (unless the shares are disposed of in the same year as the option exercise). In addition, special alternative minimum tax rules may apply to certain subsequent disqualifying dispositions of the shares or provide certain basis adjustments or tax credits.

Nonstatutory Stock Options

A participant generally recognizes no taxable income as the result of the grant of such an option. However, upon exercising the option, the participant normally recognizes ordinary income equal to the amount that the fair market value of the shares on such date exceeds the exercise price. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Upon the sale of the shares acquired by the exercise of a nonstatutory stock option, any gain or loss (based on the difference between the sale price and the fair market value on the exercise date) will be taxed as capital gain or loss.

Stock Appreciation Rights

In general, no taxable income is reportable when a stock appreciation right is granted to a participant. Upon exercise, the participant generally will recognize ordinary income in an amount equal to the fair market value of any shares received. Any additional gain or loss recognized upon any later disposition of the shares would be capital gain or loss.

Restricted Stock Awards

A participant acquiring shares of restricted stock generally will recognize ordinary income equal to the fair market value of the shares on the vesting date. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. The participant may elect, pursuant to Section 83(b) of the Code to accelerate the ordinary income tax event to the date of acquisition by filing an election with the Internal Revenue Service no later than thirty days after the date the shares are acquired. Upon the sale of shares acquired pursuant to a restricted stock award, any gain or loss, based on the difference between the sale price and the fair market value on the date the ordinary income tax event occurs, will be taxed as capital gain or loss.

Restricted Stock Units and Performance Awards

There generally are no immediate tax consequences of receiving an award of restricted stock units or a performance award. A participant who is granted restricted stock units or performance awards generally will be required to recognize ordinary income in an amount equal to the fair market value of shares issued to such participant at the time of settlement of the award upon vesting. If the participant is an employee, generally such ordinary income is subject to income tax withholding and certain employment tax withholdings. Any additional gain or loss recognized upon any later disposition of any shares received would be capital gain or loss.

Section 409A

Section 409A of the Code (“Section 409A”) provides certain requirements for non-qualified deferred compensation arrangements with respect to an individual’s deferral and distribution elections and permissible distribution events. Awards with a deferral feature granted under the 2023 Plan to a participant subject to U.S.

income tax will be subject to the requirements of Section 409A. If an award is subject to and fails to satisfy the requirements of Section 409A, the recipient of that award may recognize ordinary income on the amounts deferred under the award, to the extent vested, which may be prior to when the compensation is actually or constructively received. Also, if an award that is subject to Section 409A fails to comply with the requirements of Section 409A, Section 409A imposes an additional 20% federal income tax on compensation recognized as ordinary income, as well as interest on such deferred compensation.

Tax Effect for New Parent

New Parent generally will be entitled to a tax deduction in connection with an award under the 2023 Plan in an amount equal to the ordinary income realized by a participant and at the time the participant recognizes such income (for example, the exercise of a nonstatutory stock option) except to the extent such deduction is limited by applicable provisions of the Code. Special rules limit the deductibility of compensation paid to New Parent’s chief executive officer and certain “covered employees” as determined under Section 162(m) of the Code and applicable guidance. Under Section 162(m) of the Code, the annual compensation paid to any of these specified individuals will be deductible only to the extent that it does not exceed $1,000,000.

THE FOREGOING IS ONLY A SUMMARY OF THE EFFECT OF U.S. FEDERAL INCOME TAXATION UPON PARTICIPANTS AND NEW PARENT WITH RESPECT TO AWARDS UNDER THE 2023 PLAN. IT DOES NOT PURPORT TO BE COMPLETE AND DOES NOT DISCUSS THE IMPACT OF EMPLOYMENT OR OTHER TAX REQUIREMENTS, THE TAX CONSEQUENCES OF A PARTICIPANT’S DEATH, OR THE PROVISIONS OF THE INCOME TAX LAWS OF ANY MUNICIPALITY, STATE, OR NON-U.S. JURISDICTION IN WHICH THE PARTICIPANT MAY RESIDE.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information regarding equity awards held by Keystone’s Named Executive Officers as of December 31, 2022.

		Option Awards				Stock Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares of Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares or Units of Stock or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares or Units of Stock or Other Rights That have Not Vested ($)
Melker Nilsson	05/30/2019	400,000	—	10.00	5/30/2029	50,000	790,500	—	—
	08/04/2020	135,580	—	9.75	8/4/2030	59,316	937,790	—	—
Amnon Tamir	11/17/2020	129,318	—	10.00	11/17/2030	64,659	1,022,259	—	—
	12/23/2020	32,330	—	10.00	12/23/2030	16,165	255,569	—	—
	10/4/2021	30,000	—	19.06	10/4/2031	22,500	355,725	—	—
Mark Neri	10/4/2021	60,000	—	19.06	10/4/2031	45,000	711,450	—	—

Non-employee Director Compensation

During 2022, Keystone’s non-employee directors received cash compensation and were granted equity awards as compensation for their service as directors.

The table below shows the equity and other compensation granted to Keystone’s non-employee directors during 2022:

Name	Fees Earned or Paid in Cash	Stock Awards (2)	All Other Compensation	Total
Uri Geiger (1)	—	—	—	—
Erin Enright	$35,000	$20,000	—	$55,000
Howard Zauberman	$35,000	$20,000	—	$55,000
Lior Shav (3)	$4,167	$3,333	—	$7,500
Shmuel Rubinstein	$25,000	$20,000	—	$45,000
Stanley Stern	$35,000	$20,000	—	$55,000
Sheryl Conley	$20,833	$16,667	—	$37,500

(1)	Mr. Geiger does not receive any compensation in his capacity as a member of the board of directors.
(2)

Represents options to purchase a number of shares of common stock of Keystone in an aggregate annual amount equal to $20,000 per grantee, as calculated pursuant to the Black-Scholes-Merton option pricing model.

(3)	Mr. Shav resigned as a member of the board of directors in February 2022.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the executive officer and director compensation arrangements discussed above under “Information about Keystone — Executive Compensation,” below we describe transactions since January 1, 2021 to which Keystone has been or will be a participant, in which the amount involved in the transaction exceeded or will exceed the lesser of $120,000 or one percent of the average of Keystone’s total assets at year-end for the last two completed fiscal years, and in which any of Keystone’s directors, executive officers or beneficial holders of more than 5% of any class of Keystone’s capital stock or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

August 2021 Equity Transactions

In August 2021, in connection with Keystone’s crossover financing to partly fund the acquisition of Osteon, Accelmed purchased 143,687 shares of Keystone’s common stock at a per share price of $20.88, which was the same price paid by other crossover investors for newly-issued shares of Keystone’s common stock, pursuant to the Keystone 2021 SPA among Keystone, Accelmed, entities affiliated with Nantahala Capital Management, LLC ( together, “Nantahala”) and entities affiliated with Migal Makefet Pension and Provident Funds Ltd. (together, “Migdal”).

August 2022 Equity Transactions

In August 2022, in connection with Keystone’s crossover financing to complete the funding of the acquisition of Osteon, provide working capital for the Osteon integration and launch and further develop Keystone’s product pipeline, pursuant to the Keystone 2021 SPA Accelmed purchased an additional 95,791 shares of Keystone’s common stock at a per share price of $20.88 and Erin Enright, a director of Keystone, purchased 574 shares of Keystone’s common stock at a per share price of $20.88, which was the same price paid by other crossover investors for newly-issued shares of Keystone’s common stock.

Waiver and Amendment to Keystone 2021 SPA

In September 2023, Keystone, Accelmed, Nantahala and Migdal entered into the Waiver and Amendment to Keystone 2021 SPA pursuant to which, subject to the occurrence of the Closing, as consideration for the waiver by the other parties of certain redemption and anti-dilution rights under Sections 1.5 and 1.6 of the Keystone 2021 SPA, respectively, Keystone agreed to issue such parties additional shares of Keystone common stock immediately prior to the Closing. Upon the Closing, such additional shares will be automatically converted into shares of New Parent common stock on the same terms and conditions as other then-outstanding shares of Keystone common stock.

PRINCIPAL STOCKHOLDERS OF KEYSTONE COMMON STOCK

The following table lists information regarding the beneficial ownership of Keystone’s common stock as of September 30, 2023 by (i) each person whom Keystone knows to beneficially own more than 5% of Keystone’s outstanding common stock (a “5% stockholder”), (ii) each director, (iii) each executive officer, and (iv) all directors and executive officers as a group.

The number of shares of common stock “beneficially owned” by each stockholder is determined under rules issued by the Commission regarding the beneficial ownership of securities. This information is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership of shares of Keystone’s common stock includes (1) any shares as to which the person or entity has sole or shared voting power or investment power and (2) any shares as to which the person or entity has the right to acquire beneficial ownership within 60 days after September 30, 2023, and all shares issuable pursuant to the Waiver and Amendment to Keystone 2021 SPA. More than one person may be deemed to be a beneficial owner of the same securities.

Each holder’s percentage ownership before the Business Combination is based on 14,768,642 shares of Keystone common stock outstanding as of September 30, 2023, and includes all shares issuable pursuant to the Waiver and Amendment to 2021 SPA. Each holder’s percentage ownership after the Business Combination is based on 42,389,591 shares of New Parent common stock to be outstanding immediately after the consummation of the Business Combination. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of Keystone’s common stock subject to options, warrants or other rights held by such person that are currently exercisable or that will become exercisable or will otherwise vest within 60 days of September 30, 2023 are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person.

Unless otherwise indicated below, and subject to community property laws where applicable, to Keystone’s knowledge, all persons named in the table have sole voting and investment power with respect to their shares of common stock. Unless otherwise indicated, the address of each executive officer and director is that of Keystone’s registered office, c/o Keystone Dental Holdings, Inc., 154 Middlesex Turnpike, Burlington, MA 01803.

Name of Beneficial Owner	Number of Shares of Keystone Common Stock Beneficially Owned Before Business Combination	Percentage of Shares of Keystone Common Stock Beneficially Owned Before Business Combination	Number of Shares of New Parent Common Stock Beneficially Owned After Business Combination (1)	Percentage of Shares of New Parent Common Stock Beneficially Owned After Business Combination
5% or More Stockholders:
Accelmed Partners L.P. (2)(3)	9,526,392	64.5%	25,393,354	59.9%
Total 5% or More Stockholders:	9,526,392	64.5%	25,393,354	59.9%
Named Executive Officers and Directors:
Melker Nilsson (4)	501,685	3.4%	1,337,281	3.2%
Amnon Tamir (5)	148,068	1.0%	394,688	*
Mark Neri (6)	37,500	*	99,959	*
Uri Geiger (7)	9,526,392	64.5%	25,393,354	59.9%
Erin Enright (8)	92,766	*	247,275	*
Howard Zauberman (9)	21,478	*	57,251	*
Shmuel Rubinstein (10)	5,830	*	15,540	*
Stanley Stern (11)	21,666	*	57,752	*
Michael Tuckman (12)	322,206	2.2%	858,866	*
Sheryl Conley (13)	1,268	*	3,380	*
All Executive Officers and Directors as a group (17) persons (14):	11,032,611	74.7%	29,408,299	69.4%

*	Represents beneficial ownership of less than 1% of Keystone’s outstanding common stock.
(1)	Represents the number of shares of Keystone common stock owned prior to the Closing multiplied by the Exchange Ratio.
(2)

The percentage shown includes the 93,142 additional shares of Keystone common stock to be issued to Accelmed immediately prior to the Closing in connection with the Waiver and Amendment to the Keystone 2021 SPA among Accelmed and other parties thereto described above in “Waiver and Amendment to Keystone 2021 SPA.”

(3)

Consists of (i) 9,193,772 shares held of record by AGP SPV I L.P. (“AGP SPV I”) and (ii) 239,478 shares held of record by Accelmed Partners, L.P. (“AGP LP”, and together with AGP SPV 1, “AGP”)). Accelmed Partners (GP), L.P. (“AGP GP”) is the general partner of each of AGP SPV I and AGP LP. Accelmed Growth Partners Management Ltd. (“AGP Management”) is the manager of AGP SPV I and AGP LP. Dr. Uri Geiger is the Managing Partner of AGP Management. Each of AGP GP, AGP Management and Dr. Geiger may be deemed to beneficially own the shares held by AGP SPV I and AGP LP. The business address of AGP SPV I and AGP LP is 848 Brickell Ave., Suite 901, Miami, Florida 33131.

(4)	Consists of exercisable options to purchase 501,685 shares of Keystone common stock.
(5)	Consists of exercisable options to purchase 148,068 shares of Keystone common stock.
(6)	Consists of exercisable options to purchase 37,500 shares of Keystone common stock.
(7)

Mr. Geiger serves as the Managing Partner of AGP Management. As such, he may be deemed to have voting control of the shares of Keystone common stock held by AGP SPV I and AGP LP. Mr. Geiger disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(8)	Consists of 80,206 shares of Keystone common stock and exercisable options to purchase 12,337 shares of Keystone common stock.
(9)	Consists of exercisable options to purchase 21,478 shares of Keystone common stock.

(10)	Consists of exercisable options to purchase 5,830 shares of Keystone common stock.
(11)	Consists of exercisable options to purchase 21,666 shares of Keystone common stock.
(12)	Consists of 322,206 shares of Keystone common stock.
(13)	Consists of exercisable options to purchase 1,268 shares of Keystone common stock.
(14)	Consists of 9,835,662 shares of Keystone common stock and exercisable options to purchase 1,058,805 shares of Keystone common stock.

INFORMATION ABOUT CHECK-CAP

CHECK-CAP MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis of Check-Cap’s financial condition and results of operations should be read in conjunction with its audited and unaudited consolidated financial statements and notes thereto and other financial information included elsewhere in this prospectus. Some of the information contained in the discussion and analysis set forth below includes forward-looking statements that involve risks and uncertainties, including information with respect to Check-Cap’s plans and strategy for its business. Future results could differ materially from such forward-looking results presented in this section. Factors that could cause or contribute to those differences include, but are not limited to, those identified below and those discussed in the sections titled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” included elsewhere in this prospectus. Additionally, Check-Cap’s historical results are not necessarily indicative of the results that may be expected in any future period.

Overview

Check-Cap is a clinical stage medical diagnostics company aiming to redefine colorectal cancer (CRC) screening through the introduction of C-Scan®, a screening test designed to detect polyps before they may transform into cancer to enable early intervention and cancer prevention. Check-Cap has generated significant losses to date, and it expects to continue to generate losses as it continues to explore strategic alternatives focused on maximizing stockholder value.

Check-Cap’s financing activities are described below under “Liquidity and Capital Resources.”

Since Check-Cap’s inception, it has devoted substantially all of its efforts to research and development, clinical trials, recruiting management and technical staff, acquiring assets and raising capital. Check-Cap is still in the development and clinical stage and has not yet generated revenues. Check-Cap incurred losses of $19.1 million and $17.2 million for the years ended December 31, 2022 and 2021, respectively. As of December 31, 2022, Check-Cap’s accumulated deficit was approximately $127.3 million, and as of June 30, 2023, its accumulated deficit was approximately $138.6 million. The extent of Check-Cap’s future operating losses and the timing of becoming profitable are uncertain, and it may never achieve or sustain profitability.

Check-Cap has funded its operations to date primarily through equity financings, sales of its ordinary shares and warrants, the exercise of warrants and other funding transactions and through grants from the IIA.

On March 21, 2023, Check-Cap announced that following Check-Cap’s internal assessment of the clinical data collected until such date from its calibration studies, Check-Cap has determined that the most recent efficacy results from Check-Cap’s calibration studies did not meet the goal in order to proceed to the powered portion of the U.S. pivotal study and the temporary postponement of the initiation of the second part of the U.S. pivotal study that was expected in mid-2023. As a result, Check-Cap adopted a plan of action that included conducting additional clinical data analysis and approaching the FDA to make amendments to the U.S. pivotal study and a cost reduction plan in order to extend its cash runway to longer than initially planned. Check-Cap’s management expects that it will continue to generate losses from its operations.

On June 6, 2023, Check-Cap announced that after further review of additional data and interaction with the FDA on a revised pivotal study protocol together with the anticipated time and investment necessary to further develop the technology, the Check-Cap Board has determined that it is appropriate to pursue strategic options.

In addition, the Check-Cap Board approved a reduction in its workforce by approximately 90 percent, to reduce the Company’s cash burn, after which Check-Cap expected to have eight to nine remaining employees. In light of these developments, Check-Cap discontinued the calibration studies and does not plan on commencing the powered portion of its U.S. pivotal study and is concentrating its resources on its essential research activities and strategic alternatives.

Operating Results for the Six Months Ended June 30, 2023, Compared to Six Months Ended June 30, 2022

Financial Operations

Overview Revenue

Check-Cap has not generated any revenue since its inception. To date, Check-Cap funds its operations primarily through equity financings, as well as from grants that it received from the IIA.

Operating Cost and Expenses

Check-Cap operating costs and expenses are classified into two categories: research and development expenses and general and administrative expenses. For each category, the largest component is personnel costs, which consists of salaries, employee benefits and share-based compensation. Operating costs and expenses also include allocated overhead costs for depreciation of equipment. Operating costs and expenses are generally recognized as incurred. Check-Cap recently announced a reduction in its workforce by approximately 90 percent, to reduce cash burn, Check-Cap discontinued the calibration studies and does not plan on commencing the powered portion of its U.S. pivotal study and is concentrating its resources on its essential research activities and strategic alternatives.

Research and Development Expenses, Net

Research and development activities are central to Check-Cap’s business model.

Check-Cap’s total research and development expenses, net of participations in the six months ended June 30, 2023, and June 30, 2022 were approximately $8.2 million, and $7.7 million, respectively. All research and development expenses are expensed as incurred.

Research and development expenses consist primarily of costs incurred for Check-Cap’s development activities, including:

•

employee-related expenses for research and development staff (including research and development, clinical, operations, production and Q&A staff), including salaries, benefits and related expenses, share-based compensation and travel expenses;

•	payments associated with clinical activities including payments made to third-party CROs, investigative sites, patients, materials and consultants;

•	payments associated with the development activities of Check-Cap’s advanced C-Scan system and non-clinical activities, including payments made to third-party subcontractors, providers and consultants;

•	manufacturing development costs and manufacturing scale up costs;

•	costs associated with regulatory operations;

•	facilities, depreciation and other expenses, which include direct and allocated expenses for rent and maintenance of facilities; and

•	costs associated with obtaining and maintaining patents.

Check-Cap’s research and development expenses, net, are net of grants for the research and development for C-Scan and for the transition from research and development to manufacturing that Check-Cap received from the

Government of Israel through the IIA. Under the terms of the Encouragement of Research, Development and Technological Innovation in the Industry Law, 5744-1984 (formerly known as the Encouragement of Industrial Research and Development Law, 5744-1984) (the “Innovation Law”) as currently in effect, in exchange for the research and development grants it received, it is required to pay the IIA royalties from its revenues up to an aggregate of 100% (which may be increased under certain circumstances) of the U.S. dollar-linked value of the grant, plus interest at the rate of 12-month LIBOR. Pursuant to regulations under the Innovation Law, the rate of royalty repayment is 3% or 4% of revenues (which may be increased under certain circumstances) from sales of products and services based on know-how funded by the IIA research and development grants Check-Cap received.

General and Administrative Expenses

Check-Cap’s general and administrative expenses consist primarily of salaries and other related costs, including share-based compensation expense, for persons serving as its directors and executives, finance, legal, human resources and administrative personnel, professional service fees, directors’ and officers’ liability insurance and other general corporate expenses, such as communication, office and travel expenses. Based on Check-Cap’s current plans, it expects that its general and administrative expenses will increase in 2023 due to the strategic plan currently pursued by Check-Cap, in addition, the ongoing public company-related expense will likely increase, to include costs of additional legal fees, accounting and audit fees, directors’ and officers’ liability insurance premiums and costs related to investor relations.

Finance Income, net

Check-Cap’s finance income, net in the six months ended June 30, 2023, and June 30, 2022, consists primarily of interest earned on its cash equivalents and short-term bank deposits and changes in provision for royalties.

Foreign currency transactions are translated into U.S. dollars using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized to “finance income, net” in the consolidated statement of operations.

Taxes on Income

The standard corporate tax rate in Israel is 23% for the 2018 tax year and thereafter.

Check-Cap does not generate taxable income in Israel. Check-Cap does not expect to pay taxes in Israel until it has taxable income after the full utilization of its carry forward tax losses.

Under the Law for the Encouragement of Capital Investments, 5719-1959 and other Israeli legislation, Check-Cap may be entitled to certain additional tax benefits, including reduced tax rates, accelerated depreciation and amortization rates for tax purposes on certain assets, deduction of public offering expenses in three equal annual installments and amortization of other intangible property rights for tax purposes.

Results of Operations

For convenience purposes, the numbers set forth in the management’s discussion and analysis below are, where applicable, rounded up and presented in millions, whereas the numbers in the tables below are presented in thousands. As result, the percentages set forth in the year-over-year comparisons below are based on numbers that have (where applicable) been rounded up to millions, which may slightly differ than the percentages that would result from the corresponding numbers set forth in the table that are presented in thousands.

Six Months Ended June 30, 2023 Compared to Six Months Ended June 30, 2022

	Six Months Ended June 30,
	2023	2022
	(US$ in thousands, except per share data)
Research and development expenses, net	$8,151	$7,673
General and administrative expenses	2,762	3,100
Impairment of fixed assets	1,364	—
Operating loss	12,277	10,773
Finance income, net	957	132

Net loss	$11,320	$10,641

Research and Development Expenses, net. Research and development expenses, net for the six months ended June 30, 2023 were approximately $8.2 million, as compared with approximately $7.7 million for the six months ended June 30, 2022 an increase of $0.5 million. The increase in research and development expenses, net between the six months ended June 30, 2023 and June 30, 2022 was primarily due to (i) an increase of approximately $0.4 million in materials and subcontractors, mainly associated with the termination of clinical studies and operations and (ii) an increase of approximately $0.4 million in other research and development expenses, including clinical related expenses and regulatory consultants. The increase in research and development expenses, net between six months ended June 30, 2023, and June 30, 2022, was offset in part by a decrease in salary and related expenses of $0.1 million mainly as a result of a reduction in bonus expenses and currency exchange rate fluctuation as compared to the same period in 2022, net of termination expenses on account of prior notice period to employees and employee retention costs and by $0.1 million decrease in share-based compensation.

General and Administrative Expenses. Check-Cap’s general and administrative expenses for the six months ended June 30, 2023 were approximately $2.8 million, as compared to approximately $3.1 million for the six months ended June 30, 2022, a decrease of $0.3 million. The decrease in general and administrative expenses is primarily due to (i) a $0.3 million decrease in general expenses and (ii) a decrease of $0.2 million in share-based compensation. The decrease in expenses was offset in part by an increase in salary and related expenses of $0.1 million mainly due to employee retention costs and termination expenses on account of prior notice period, offset in part by a reduction in bonus expenses and currency exchange rate fluctuation as compared to the same period in 2022.

Impairment of fixed assets. Check-Cap’s impairment of fixed assets was $1.4 million for the six months ended June 30, 2023, which impairment was recorded during the three months ended June 30, 2023. Due to the changes in circumstances that indicate that the carrying amount of an asset may not be recoverable, Check-Cap reviewed its long-lived assets for impairment in accordance with ASC 360-10 “Accounting for the Impairment or Disposal of Long-Lived Assets”. Therefore, Check-Cap recorded an impairment loss of $1.4 million.

Operating Loss. Check-Cap’s operating loss for the six months ended June 30, 2023, was approximately $12.3 million, as compared with approximately $10.8 million for the six months ended June 30, 2022, an increase of approximately $1.5 million.

Finance Income, net. Check-Cap’s finance income, net for six months ended June 30, 2023 was approximately $1.0 million, as compared to approximately $0.1 for the six months ended June 30, 2022. The increase in finance income, net is primarily due to an increase in interest income on short-term deposits of $0.7 million and $0.1 million for exchange rate differences as compared to the second quarter of 2022.

Net loss. Check-Cap’s net loss for the six months ended June 30, 2023 was approximately $11.3 million, as compared to approximately $10.6 million for the six months ended June 30, 2022, an increase of $0.7 million.

Liquidity and Capital Resources

Sources of Liquidity

To date, Check-Cap has funded its operations primarily through equity financings consummated prior to its initial public offering, private placements, registered direct and underwritten public offerings, its warrant exercise transaction and grants that it received from the IIA and the BIRD Foundation. As of June 30, 2023, Check-Cap had approximately $32.4 million cash and cash equivalents, including restricted cash, and had invested most of its available cash in short term bank deposits.

Check-Cap is a clinical and development-stage medical diagnostics company and have not yet generated revenues. Check-Cap incurred net losses in each fiscal year since it commenced operations in 2009. Check-Cap incurred net losses of $11.3 million, and $10.6 million as of June 30, 2023, and June 30, 2022, respectively. As of June 30, 2023, Check-Cap’s accumulated deficit was $138.6 million. The extent of Check-Cap future operating losses and the timing of becoming profitable are uncertain.

In March 2023, Check-Cap adopted a cost reduction plan in order to extend its cash runway to longer than initially planned. In addition, in June 2023 , Check-Cap’s Board of Directors approved a reduction in its workforce by approximately 90 percent, to reduce Check-Cap’s cash burn. In light of these developments, Check-Cap discontinued the calibration studies and does not plan on commencing the powered portion of its U.S. pivotal study and is concentrating its resources on its essential research activities and strategic alternatives.

If the Business Combination is not completed, and Check-Cap does not pursue an alternative strategic option or liquidation, Check-Cap anticipates that it will need to raise substantial additional financing in the future to fund its operations. In order to meet these additional cash requirements, Check-Cap may incur debt, license certain intellectual property, and seek to sell additional equity or convertible securities that may result in dilution to its shareholders. If Check-Cap raises additional funds through the issuance of equity or convertible securities, these securities could have rights or preferences senior to those of Check-Cap ordinary shares and could contain covenants that restrict Check-Cap’s operations. There can be no assurance that Check-Cap will be able to obtain additional equity or debt financing on terms acceptable to it, if at all. Check-Cap’s future capital requirements will depend on many factors, including:

•	its ability to obtain funding from third parties, including any future collaborative partners;

•	the scope, rate of progress and cost of its clinical trials and other research and development programs;

•	the time and costs required to gain regulatory approvals;

•	the terms and timing of any collaborative, licensing and other arrangements that it may establish;

•	the costs of filing, prosecuting, defending and enforcing patents, patent applications, patent claims, trademarks and other intellectual property rights;

•	any product liability or other lawsuits related to its product;

•	the expenses needed to attract and retain skilled personnel;

•	the costs and timing of future commercialization activities, including product manufacturing, marketing, sales, and distribution;

•	the revenue, if any, received from commercial sales of its product;

•	the general and administrative expenses related to being a public company;

•	the effect of competition and market developments

•	future clinical trial results;

•	the COVID – 19 pandemic; and

•	the political and security situation in Israel.

Historical Cash Flows

The following table summarizes Check-Cap’s statement of cash flows for the six months ended June 30, 2023 and June 30, 2022.

	Six Months Ended June 30,
	2023	2022
	US$ (in thousands)
Net cash used in operating activities	$(9,824)	$(10,641)
Net cash provided by (used in) investing activities	$7,986	$(13,323)
Net cash provided by financing activities	$—	$8,850

Operating Activities

Net cash used in operating activities for the six months ended June 2023, was $9.8 million, as compared to $10.6 million for the six months ended June 30, 2022.

Investing Activities

Net cash provided by investing activities for the six months ended June 30, 2023, was $8.0 million. Net cash used in investing activities for the six months ended June 30, 2022 was $13.3 million.

Financing Activities

Net cash provided by financing activities for the six months ended June 30, 2023, was $0. Net cash provided by financing activities for the six months ended June 30, 2022 was $8.8 million.

Check-Cap expects that its sources of cash for the year ended December 31, 2023, will include cash held in its bank accounts.

Capital and Operating Expenditures

Check-Cap expects to incur losses from operations for the foreseeable future.

If the Business Combination is not completed, and Check-Cap does not pursue an alternative strategic option or liquidation, Check-Cap’s expected future expenditures related to product, clinical and regulatory clearances include the following:

•	completion of the clinical development of C-Scan;

•	conducting clinical trials in the United States and other territories for purposes of regulatory approval and post-marketing validation;

•	development of advanced version and future generations of C-Scan and future products;

•	FDA and additional regulatory filing activities in countries Check-Cap intends to commercialize its system;

•	Manufacturing scale up costs; and

•	Capital expenditures.

Check-Cap adopted a cost reduction plan in order to extend its cash runway to longer than initially planned, which it is in the process of implementing.

While Check-Cap has been successful in raising financing in the past, there can be no assurance that it will be able to do so in the future on a timely basis on terms acceptable to it, or at all. The cost-reduction plan,

Check-Cap’s pursual of strategic alternatives, uncertain market conditions and approval by regulatory bodies and adverse results from clinical trials may (among other reasons) adversely impact Check-Cap’s ability to raise capital in the future.

In the event Check-Cap is unable to successfully raise additional capital, it will not have sufficient cash flows and liquidity to finance its business operations as currently contemplated. Accordingly, in such circumstances Check-Cap would be compelled to immediately reduce general and administrative expenses and delay any further research and development, until it is able to obtain sufficient financing. If such sufficient financing is not received timely, Check-Cap would then need to pursue a plan to license or sell its assets, seek to be acquired by another entity, cease operations and/or seek bankruptcy protection.

Check-Cap has operating lease obligations consisting of payments pursuant to a lease agreement for office facilities in effect as of June 30, 2023.

Royalties provision

Provision for royalties to an ASIC designer

In December 2007, Check-Cap entered into an agreement for the development of an application specific integrated circuit (“ASIC”), component to be used as an amplifier for the capture of signals at low frequencies from X-ray detectors contained in its product. The ASIC developer is entitled to receive royalties from Check-Cap in the amount of €0.5 (approximately $0.53) for every ASIC component that Check-Cap will sell, up to €200,000 (approximately $213,299). The net present value of the royalty liability to the ASIC designer is dependent upon Check-Cap’s management estimates and assumption as to future product shipments and interest rates used to calculate the present value of the cash payments required to repay the royalties to the ASIC designer. In calculating the present value of future royalty payments to the ASIC designer, Check-Cap used a discount factor of 17.6%, commensurate with its risk at the date of initial recognition of the liability. Any updates in the expected product shipments and the liability will be recorded to profit and loss each period. As of June 30, 2023, as a result of the discontinuation of Check-Cap’s clinical trials, the liability for the royalties has been accounted for in Check-Cap’s financial statements at $0.

Critical Accounting Estimates

Check-Cap’s consolidated financial statements are prepared in accordance with U.S. GAAP. The preparation of Check-Cap’s financial statements requires it to make estimates, judgments and assumptions that can affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods. Check-Cap bases its estimates, judgments and assumptions on historical experience and other factors that it believes to be reasonable under the circumstances. Materially different results can occur as circumstances change and additional information becomes known.

Equity

In the six months ended June 30, 2023 Check-Cap did not complete any financing transaction.

Operating Results for the Year Ended December 31, 2022

Financial Operations

Overview Revenue

Check-Cap has not generated any revenue since its inception. To date, Check-Cap funds its operations primarily through equity financings, as well as from grants that it received from the IIA. If Its product development efforts result in clinical success, regulatory approval and the successful commercialization, Check-Cap expected to generate revenue from sales of C-Scan.

Operating Cost and Expenses

Check-Cap operating costs and expenses are classified into two categories: research and development expenses and general and administrative expenses. For each category, the largest component is personnel costs, which consists of salaries, employee benefits and share-based compensation. Operating costs and expenses also include allocated overhead costs for depreciation of equipment. Operating costs and expenses are generally recognized as incurred. Check-Cap announced the temporary postponement of the initiation of the second part of the U.S. pivotal study that was expected in mid-2023 and that as a result, it adopted a plan of action including (among other things) a cost reduction plan in order to extend its cash runway to longer than initially planned, which it is in the process of implementing. However, Check-Cap expects personnel costs and operating costs to continue to increase in the future as it continues the development of C-Scan, including the pivotal study and scale up of its manufacturability.

Research and Development Expenses, Net

Research and development activities are central to Check-Cap’s business model. Check-Cap intends to increase its research and development operations in order to complete the development of C-Scan, to conduct its clinical trials, including the pivotal study in the United States, and to attain regulatory approvals.

Since 2018, Check-Cap spent approximately $54.7 million on research and development expenses as of December 31, 2022, of which $0.95 million was funded by government grants. Check-Cap’s total research and development expenses, net of participations in the years ended December 31, 2022, 2021, and 2020 were approximately $14.3, $12.3 million, and $10.0 million, respectively. All research and development expenses are expensed as incurred. Check-Cap expects research and development expenses to slightly increase in 2023 and may further increase according to the progress of its clinical program.

Research and development expenses consist primarily of costs incurred for Check-Cap’s development activities, including:

•

employee-related expenses for research and development staff (including research and development, clinical, operations, production and Q&A staff), including salaries, benefits and related expenses, share-based compensation and travel expenses;

•	payments associated with clinical activities including payments made to third-party CROs, investigative sites, patients, materials and consultants;

•	payments associated with the development activities of Check-Cap’s advanced C-Scan system and non-clinical activities, including payments made to third-party subcontractors, providers and consultants;

•	manufacturing development costs and manufacturing scale up costs;

•	costs associated with regulatory operations;

•	facilities, depreciation and other expenses, which include direct and allocated expenses for rent and maintenance of facilities; and

•	costs associated with obtaining and maintaining patents.

Check-Cap’s research and development expenses, net, are net of grants for the research and development for C-Scan and for the transition from research and development to manufacturing that Check-Cap received from the Government of Israel through the IIA. Under the terms of the Innovation Law as currently in effect, in exchange for the research and development grants it received, it is required to pay the IIA royalties from its revenues up to an aggregate of 100% (which may be increased under certain circumstances) of the U.S. dollar-linked value of the grant, plus interest at the rate of 12-month LIBOR. Pursuant to regulations under the Innovation Law, the rate of royalty repayment is 3% or 4% of revenues (which may be increased under certain circumstances) from sales of products and services based on know-how funded by the IIA research and development grants Check-Cap received. As of December 31, 2022, Check-Cap received funding from the IIA for the research and development of C-Scan in the aggregate amount of approximately $5.6 million. As of December 31, 2022, Check-Cap had not paid any royalties to the IIA and had a contingent obligation to the IIA in respect of such research and development grants (including interest at the rate of 12-month LIBOR) in the amount of approximately $6.2 million. In addition, in January 2021, Check-Cap received an IIA grant approval to support the funding of its transition from research and development to manufacturing. The final IIA grant amounted to $620,000 (NIS 2.18 million) (along with a co- investment by Check-Cap of the same amount), which Check-Cap is not required to repay to the IIA, subject to the terms and conditions set forth in the grant approval, of which it received approximately $222,000 (NIS 784,000) in February 2023, $82,000 (NIS 264,000) in January 2022 and $349,000 (NIS 1,134,000) in 2021. There can be no assurance that Check-Cap will continue to receive grants from the IIA in amounts sufficient for its operations, if at all.

General and Administrative Expenses

Check-Cap’s general and administrative expenses consist primarily of salaries and other related costs, including share-based compensation expense, for persons serving as its directors and executives, finance, legal, human resources and administrative personnel, professional service fees, directors’ and officers’ liability insurance and other general corporate expenses, such as communication, office and travel expenses. Based on Check-Cap’s current plans, it expects that its general and administrative expenses will slightly decrease in 2023; however, it expects general and administrative expenses to increase in the future, in part due to costs associated with being a public company in the United States, including compliance under the Sarbanes-Oxley Act of 2002 and rules promulgated by the U.S. Securities and Exchange Commission. These public company-related expense increases will likely include costs of additional legal fees, accounting and audit fees, directors’ and officers’ liability insurance premiums and costs related to investor relations.

Finance Income, net

Check-Cap’s finance income, net in 2022, 2021, and 2020 consists primarily of interest earned on its cash equivalents and short-term bank deposits and changes in provision for royalties.

Foreign currency transactions are translated into U.S. dollars using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized to “finance income, net” in the consolidated statement of operations.

Taxes on Income

The standard corporate tax rate in Israel is 23% for the 2018 tax year and thereafter.

Check-Cap does not generate taxable income in Israel, as it has historically incurred operating losses resulting in carryforward tax losses totaling approximately $105 million as of December 31, 2022. Check-Cap anticipates that it will be able to carry forward these tax losses indefinitely to future tax years. However, a tax loss that can be utilized in a certain tax year cannot be carried forward to future tax years. Accordingly, Check-Cap does not expect to pay taxes in Israel until it has taxable income after the full utilization of its carry forward tax losses.

Under the Law for the Encouragement of Capital Investments, 5719-1959 and other Israeli legislation, Check-Cap may be entitled to certain additional tax benefits, including reduced tax rates, accelerated depreciation and amortization rates for tax purposes on certain assets, deduction of public offering expenses in three equal annual installments and amortization of other intangible property rights for tax purposes.

Results of Operations

For convenience purposes, the numbers set forth in the management’s discussion and analysis below are, where applicable, rounded up and presented in millions, whereas the numbers in the tables below are presented in thousands. As result, the percentages set forth in the year-over-year comparisons below are based on numbers that have (where applicable) been rounded up to millions, which may slightly differ than the percentages that would result from the corresponding numbers set forth in the table that are presented in thousands.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

	Year Ended December 31,
	2022	2021
	(US$ in thousands, except per share data)
Research and development expenses, net	$14,271	$12,349
General and administrative expenses	5,763	4,972
Operating loss	20,034	17,321
Finance income, net	926	119

Net loss	$19,108	$17,202

Research and Development Expenses, net. Research and development expenses, net for the year ended December 31, 2022 were approximately $14.3 million, as compared with approximately $12.3 million for the year ended December 31, 2021 an increase of $1.9 million or 15.6%. The increase in research and development expenses, net between 2022 and 2021 was primarily due to (i) an increase of approximately $0.8 million in salary and related expense, mainly as a result of an expansion in head count that was offset in part by a reduction in bonuses expense in 2022 and by exchange rate fluctuations, (ii) an increase of approximately $0.6 million in subcontractors and consultants including regulatory consultants, (iii) an increase of approximately $0.2 million in share-based compensation, (iv) an increase of approximately $0.8 million in other research and development expenses, including clinical study expenses, and (v) a $0.2 million decrease in the participation of the IIA in research and development expenses. The increase in research and development expenses, net between 2022 and 2021, was offset in part by a $0.8 million decrease in material expenses.

	2022	2021	Change
	(US$ in thousands)
Salaries and related expenses	$8,257	$7,428	$829
Share-based compensation	493	329	164
Materials	2,258	3,020	(762)
Subcontractors and consultants (*)	1,375	820	555
Depreciation	289	169	120
Cost for registration of patents	140	153	(13)
Other research and development expenses(*)	1,681	861	820
	14,493	12,780	1,713
Less participation of the IIA (formerly the OCS)	(222)	(431)	209

Total research and development expenses, net	$14,271	$12,349	$1,922

(*) Reclassified

General and Administrative Expenses. Check-Cap’s general and administrative expenses for the year ended December 31, 2022 were approximately $5.8 million, as compared to approximately $5.0 million for the year ended December 31, 2021, an increase of $0.8 million, or 15.9%. The increase in general and administrative expenses is primarily due to (i) a $0.4 million increase in professional services expenses, (ii) a $0.2 million increase in share-based compensation expenses, and (iii) a $0.4 million increase in other general expenses, mainly associated with directors’ and officers’ liability insurance, offset in part by a $0.3 million decrease in salaries and related expenses, mainly due to a reduction in bonuses expense in 2022.

	2022	2021	Change
	(US$ in thousands)
Salaries and related expenses	$1,784	$2,042	$(258)
Share-based compensation	386	162	224
Professional services	1,092	710	382
Office rent and maintenance	246	172	74
Depreciation	116	36	80
Other general and administrative expenses	2,139	1,850	289

Total general and administrative expenses	$5,763	$4,972	$791

Operating Loss. Check-Cap’s operating loss for the year ended December 31, 2022 was approximately $20.0 million, as compared with approximately $17.3 million for the year ended December 31, 2021, an increase of approximately $2.7 million, or 15.7%. The increase was as a result of the $1.9 million increase in research and development expenses, net for the year ended December 31, 2022 and the $0.8 million increase in general and administrative expenses for the year ended December 31, 2022, as compared to the year ended December 31, 2021.

Finance Income, net. Check-Cap’s finance income, net for the year ended December 31, 2022 was approximately $926,000, as compared to approximately $119,000 for the year ended December 31, 2021, an increase of approximately $807,000. The change in Check-Cap’s finance income, net is primarily due to an increase of $946,000 of interest income on short-term deposits recorded for the year ended December 31, 2022, as compared to the year ended December 31, 2021, offset in part by a $173,000 decrease in fair value of derivatives recorded for the year ended December 31, 2022, as compared to the year ended December 31, 2021.

Net loss. Check-Cap’s net loss for the year ended December 31, 2022 was approximately $19.1 million, as compared to approximately $17.2 million for the year ended December 31, 2021, an increase of $1.9 million.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

	Year Ended December 31,
	2021	2020
	(US$ in thousands, except per share data)
Research and development expenses, net	$12,349	$10,008
General and administrative expenses	4,972	3,924
Operating loss	17,321	13,932
Finance income, net	119	86
Net loss	$17,202	$13,846

Research and Development Expenses, net. Research and development expenses, net for the year ended December 31, 2021 were approximately $12.3 million, as compared with approximately $10.0 million for the year ended December 31, 2020, an increase of $2.3 million or 23.4%. The increase in research and development, net expenses between 2021 and 2020 was primarily due to (i) an increase of approximately $1.3 million in salary and related expense, mainly as a result of an expansion in head count and currency exchange rate fluctuation, (ii) a $1.2 million increase in material expenses, (iii) an increase of approximately $0.16 million in share-based compensation, and (iv) an increase of approximately $0.4 million in other research and development expenses, including clinical expenses. The increase in research and development expenses, net between 2021 and 2020, was offset in part by a $0.3 million decrease in subcontractors and consultants and a $0.43 million grant received from the IIA, which amount was recorded as a deduction from research and development expenses in 2021.

	2021	2020	Change
	(US$ in thousands)
Salaries and related expenses	$7,428	$6,173	$1,255
Share-based compensation	329	165	164
Materials	3,020	1,792	1,228
Subcontractors and consultants(*)	820	1,103	(283)
Depreciation	169	123	46
Cost for registration of patents	153	164	(11)
Other research and development expenses(*)	861	488	373
	12,780	10,008	2,772
Less participation of the IIA (formerly the OCS)	(431)	—	(431)

Total research and development expenses, net	$12,349	$10,008	$2,341

(*) Reclassified

General and Administrative Expenses. Check-Cap’s general and administrative expenses for the year ended December 31, 2021 were approximately $5.0 million, as compared to approximately $3.9 million for the year ended December 31, 2020, an increase of $1.0 million, or 27%. The increase in general and administrative expenses is primarily due to a $0.3 million increase in salaries and related expenses, a $0.1 million increase in professional services expenses and a $0.6 million increase in other general expenses, mainly associated with directors’ and officers’ liability insurance, offset in part by a $0.1 million decrease in share-based compensation expenses.

	2021	2020	Change
	(US$ in thousands)
Salaries and related expenses	$2,042	$1,698	$344
Share-based compensation	162	243	(81)
Professional services	710	574	136
Office rent and maintenance	172	174	(2)
Depreciation	36	25	11
Other general and administrative expenses	1,850	1,210	640

Total general and administrative expenses	$4,972	$3,924	$1,048

Operating Loss. Check-Cap’s operating loss for the year ended December 31, 2021 was approximately $17.3 million, as compared with approximately $13.9 million for the year ended December 31, 2020, an increase of approximately $3.4 million, or 24.3%. The increase was as a result of the $2.3 million increase in research and development expenses, net for the year ended December 31, 2021 and the $1.0 million increase in general and administrative expenses for the year ended December 31, 2021, as compared to the year ended December 31, 2020.

Finance Income, net. Check-Cap’s finance income, net for the year ended December 31, 2021 was approximately $119,000, as compared to approximately $86,000 for the year ended December 31, 2020, an increase of approximately $33,000. The change in Check-Cap’s finance income, net is primarily due to an increase of $31,000 of interest income on short-term deposits recorded for the year ended December 31, 2021, as compared to the year ended December 31, 2020.

Net loss. Check-Cap’s net loss for the year ended December 31, 2021 was approximately $17.2 million, as compared to approximately $13.8 million for the year ended December 31, 2020, an increase of $3.4 million.

Liquidity and Capital Resources

Sources of Liquidity

To date, Check-Cap has funded its operations primarily through equity financings consummated prior to its initial public offering, private placements, registered direct and underwritten public offerings, its warrant exercise transaction and grants that it received from the IIA and the BIRD Foundation. As of December 31, 2022, Check-Cap had approximately $42.1 million cash and cash equivalents, including restricted cash, and had invested most of its available cash in short term bank deposits.

Effective November 23, 2022, Check-Cap’s board of directors effected a reverse share split of 1-for-20 (i.e., 20 ordinary shares were combined into one ordinary share). Share and per share amounts, prior to November 23, 2022, have been adjusted to reflect the reverse share split.

During the first quarter of 2021, certain warrant holders exercised warrants to purchase 1,210,235 ordinary shares, at exercise prices ranging from $15-$16 per share, for total gross proceeds of approximately $19.2 million.

On July 2, 2021, Check-Cap consummated a registered direct offering of 1,296,297 ordinary shares and warrants to purchase up to 1,296,297 ordinary shares under the July 2021 Offering. Each ordinary share was sold together with one warrant to purchase one ordinary share at a combined purchase price of $27 per share and accompanying warrant, for aggregate gross proceeds of approximately $35,000,000, excluding any proceeds that may be received upon exercise of the warrants. Each warrant will be immediately exercisable and will expire on January 2, 2024. The exercise price of each warrant is $30 per ordinary share, subject to adjustment as set forth therein. The warrants may be exercised on a cashless basis if at the time of exercise thereof, there is no effective registration statement registering the issuance or resale of ordinary shares underlying the warrants. The ordinary shares and the warrants are separable and were issued separately, but purchased together in this offering. Check-Cap agreed to pay the placement agent an aggregate fee equal to 7.0% of the gross proceeds of the offering, a management fee of 1.0% of the gross proceeds of the offering, a non-accountable expenses allowance of $25,000, fees and expenses up to $100,000, and a clearing fee of $15,950. In addition, issued to the placement agent or its designees warrants to purchase up to a total of 5.0% of the aggregate number of ordinary shares sold in the transaction, or warrants to purchase up to 64,815 ordinary shares, substantially on the same terms as the warrants issued to the investors in the private placement, except that the placement agent warrants will have an exercise price of $33.75 per share (which represents 125% of the investors’ purchase price per share and accompanying warrant). Upon any exercise of the warrants for cash, Check-Cap agreed to pay the placement agent a total cash fee equal to 7.0% of the aggregate gross proceeds from the exercise of the warrants, a management fee equal to 1.0% of the aggregate gross proceeds from the exercise of the warrants, and warrants to purchase up to 5.0% of the number of ordinary shares issued upon the cash exercise of the warrants.

On March 3, 2022, Check-Cap consummated a registered direct offering of 1,000,000 ordinary shares and warrants to purchase up to 750,000 ordinary shares under the March 2022 Offering. Each ordinary share was sold together with one warrant to purchase 0.75 ordinary share at a combined purchase price of $10 per share and accompanying warrant, for aggregate gross proceeds of $10,000,000, excluding any proceeds that may be received upon exercise of the warrants. Each warrant will be immediately exercisable and will expire on March 3, 2027. The exercise price of each warrant is $13 per ordinary share, subject to adjustment as set forth therein. The warrants may be exercised on a cashless basis if at the time of exercise thereof, there is no effective registration statement registering the issuance or resale of ordinary shares underlying the warrants. The ordinary shares and the warrants are separable and were issued separately, but purchased together in this offering. Check-Cap agreed to pay the placement agent an aggregate fee equal to 7.0% of the gross proceeds of the offering, a management fee of 1.0% of the gross proceeds of the offering, a non-accountable expenses of $70,000, and a clearing fee of $15,950. In addition, Check-Cap agreed to issue to the placement agent or its designees warrants to purchase up to a total of 5.0% of the aggregate number of ordinary shares sold in the transaction, or warrants to purchase up to 50,000 ordinary shares, substantially on the same terms as the warrants issued to the investors in the private placement, except that the placement agent warrants will have an exercise price of $12.5 per share (which represents 125% of the investors’ purchase price per share and accompanying warrant) and expiration date of March 1, 2027. Upon any exercise of the warrants for cash, Check-Cap agreed to pay the placement agent a total cash fee equal to 7.0% of the aggregate gross proceeds from the exercise of the warrants, a management fee equal to 1.0% of the aggregate gross proceeds from the exercise of the warrants and warrants to purchase up to 5.0% of the number of ordinary shares issued upon the cash exercise of the warrants. Simultaneously with this offering, Check-Cap entered into a warrant amendment agreement (the “Warrant Amendment Agreement”), with the investors in the March 2022 Offering. Pursuant to the Warrant Amendment Agreement, certain warrants to purchase up to an aggregate of 926,297 ordinary shares of Check-Cap that were issued to the investors in the July 2021 Offering were amended to have a reduced exercise price of $13 per share and the term of exercise was extended to January 2, 2025.

Since its inception through December 31, 2022, Check-Cap had received funding from the IIA for research and development of C-Scan in the aggregate amount of approximately $5.6 million, of which $31,000 was received in the year ended December 31, 2020. Check-Cap did not receive IIA funding for research and development for the years ended December 31, 2022 and 2021. As of December 31, 2022, it had not paid any royalties to the IIA and had a contingent obligation to the IIA with respect to such funding (including interest at the rate of 12-month LIBOR) in the amount of approximately $6.2 million. In addition, in January 2021, Check-Cap received an IIA grant approval to support the funding of its transition from research and development to manufacturing. The final IIA grant amounted to $620,000 (NIS 2.18 million) (along with a co-investment by Check-Cap of the same amount), which it is not required to repay to the IIA, subject to the terms and conditions set forth in the grant approval, of which Check-Cap received approximately $222,000 (NIS 784,000) in February 2023, $82,000 (NIS 264,000) in January 2022 and $349,000 (NIS 1,134,000) in 2021.

Check-Cap is a clinical and development-stage medical diagnostics company and have not yet generated revenues. Check-Cap incurred net losses in each fiscal year since it commenced operations in 2009. Check-Cap incurred net losses of $19.1 million, $17.2 million, and $13.8 million in 2022, 2021, and 2020, respectively. As of December 31, 2022, Check-Cap’s accumulated deficit was $127.3 million. The extent of Check-Cap future operating losses and the timing of becoming profitable are uncertain.

Check-Cap adopted a cost reduction plan in order to extend its cash runway to longer than initially planned, which it is in the process of implementing. Check-Cap expects that it will continue to generate losses from its operations, which will result in a negative cash flow from operating activity. The actual amount of cash that Check-Cap will need to operate is subject to many factors, including, but not limited to, the initiation, timing, progress and results of its clinical trials and other product development efforts along with cost to commercialize its product.

If the Business Combination is not completed, and Check-Cap does not pursue an alternative strategic option or liquidation, Check-Cap anticipates that it will need to raise substantial additional financing in the future to fund its operations. In order to meet these additional cash requirements, Check-Cap may incur debt, license certain intellectual property, and seek to sell additional equity or convertible securities that may result in dilution to its shareholders. If Check-Cap raises additional funds through the issuance of equity or convertible securities, these securities could have rights or preferences senior to those of Check-Cap ordinary shares and could contain covenants that restrict Check-Cap’s operations. There can be no assurance that Check-Cap will be able to obtain additional equity or debt financing on terms acceptable to it, if at all. Check-Cap’s future capital requirements will depend on many factors, including:

•	its ability to obtain funding from third parties, including any future collaborative partners;

•	the scope, rate of progress and cost of its clinical trials and other research and development programs;

•	the time and costs required to gain regulatory approvals;

•	the terms and timing of any collaborative, licensing and other arrangements that it may establish;

•	the costs of filing, prosecuting, defending and enforcing patents, patent applications, patent claims, trademarks and other intellectual property rights;

•	any product liability or other lawsuits related to its product;

•	the expenses needed to attract and retain skilled personnel;

•	the costs and timing of future commercialization activities, including product manufacturing, marketing, sales, and distribution;

•	the revenue, if any, received from commercial sales of its product;

•	the general and administrative expenses related to being a public company;

•	the effect of competition and market developments

•	future clinical trial results;

•	the COVID – 19 pandemic; and

•	the political and security situation in Israel.

Historical Cash Flows

The following table summarizes Check-Cap’s statement of cash flows for the years ended December 31, 2022, 2021, and 2020.

	Year Ended December 31,
	2022	2021	2020
	US$ (in thousands)
Net cash used in operating activities	$(18,707)	$(16,264)	$(13,113)
Net cash used in investing activities	$(12,508)	$(16,006)	$(10,451)
Net cash provided by financing activities	$8,850	$51,024	$23,582

Operating Activities

Net cash used in operating activities for the year ended December 31, 2022 was $18.7 million, as compared to $16.3 million for the year ended December 31, 2021. The increase in net cash used in operating activities in 2022 was attributable primarily to the increase in operating loss and due to a decrease of accruals on account of employee compensation and a decrease of trade accounts payable, accruals and other current liabilities, offset in part by a decrease in prepaid and other current assets and non-current assets, as compared to 2021. Net cash used in operating activities for the year ended December 31, 2021 was $16.3 million, as compared to $13.1 million for the year ended December 31, 2020. The increase in net cash used in operating activities in 2021 was attributable primarily to the increase in operating loss and increase in prepaid and other current assets and non-current assets offset in part by an increase in trade accounts payable, accruals and other current liabilities, as compared to 2020.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2022 was $12.5 million, comprised primarily of investment in short-term bank deposits in the amount of $12.0 million and purchase of property and equipment in the amount of $0.5 million. Net cash used in investing activities for the year ended December 31, 2021 was $16.0 million, comprised primarily of investment in short-term bank deposits in the amount of $15 million and purchase of property and equipment in the amount of $1.0 million. Net cash used in investing activities for the year ended December 31, 2020 was $10.5 million, comprised primarily of investment in short-term bank and other deposits in the amount of $10.1 million and purchase of property and equipment in the amount of $0.4 million.

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2022 was $8.9 million, comprised of net proceeds from the issuance of ordinary shares in the March 2022 registered direct offering. Net cash provided by financing activities for the year ended December 31, 2021 was $51.0 million, comprised primarily of net proceeds of $31.8 million from the issuance of ordinary shares in the July 2021 registered direct offering and $19.2 from exercise of warrants during the first quarter of 2021. Net cash provided by financing activities for the year ended December 31, 2020 was $23.6 million, comprised primarily of net proceeds of $4.73 million from the issuance of ordinary shares in the February 2020 private placement, net proceeds of $10.2 million from the April 2020 and May 2020 registered direct offerings and net proceeds of $8.7 million from the July 2020 warrant exercise transaction.

Check-Cap expects that its sources of cash for the year ended December 31, 2023 will include cash held in its bank accounts and may include proceeds from issuance of ordinary shares as a result of financing transactions or from the exercise of warrants.

Royalties provision

Provision for royalties to an ASIC designer

In December 2007, Check-Cap entered into an agreement for the development of an ASIC, component to be used as an amplifier for the capture of signals at low frequencies from X-ray detectors contained in its product. The ASIC developer is entitled to receive royalties from Check-Cap in the amount of €0.5 (approximately $0.53) for every ASIC component that Check-Cap will sell, up to €200,000 (approximately $213,299). The net present value of the royalty liability to the ASIC designer is dependent upon Check-Cap’s management estimates and assumption as to future product shipments and interest rates used to calculate the present value of the cash payments required to repay the royalties to the ASIC designer. In calculating the present value of future royalty payments to the ASIC designer, Check-Cap used a discount factor of 17.6%, commensurate with its risk at the date of initial recognition of the liability. Any updates in the expected product shipments and the liability will be recorded to profit and loss each period. As of December 31, 2022, it was probable that Check-Cap will be required to pay the above mentioned royalties, and accordingly, a liability for this reimbursement has been accounted for in Check-Cap’s financial statements in the amount of $94,000.

Critical Accounting Estimates

Check-Cap’s consolidated financial statements are prepared in accordance with U.S. GAAP. The preparation of Check-Cap’s financial statements requires it to make estimates, judgments and assumptions that can affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods. Check-Cap bases its estimates, judgments and assumptions on historical experience and other factors that it believes to be reasonable under the circumstances. Materially different results can occur as circumstances change and additional information becomes known.

Check-Cap believes the following critical policies reflect the more significant judgments and estimates used in preparation of the Consolidated Financial Statements.

Share-based compensation

Check-Cap recognizes expense for its share-based compensation based on the fair value of the awards granted. Check-Cap estimates the fair value of equity-based payment awards on the date of grant. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in its consolidated statement of operations.

Check-Cap recognizes compensation expenses for the value of its awards granted based on the graded-vesting method over the requisite service period for each separately vesting portion of the award.

Check-Cap recognizes compensation cost for awards with performance conditions if and when it concludes that it is probable that the performance conditions will be achieved. Check-Cap reassesses at each reporting period the probability of vesting for awards with performance conditions and adjust compensation cost based on its probability assessment.

Check-Cap uses the Black-Scholes-Merton option-pricing model for its share-based awards. The option-pricing model requires a number of assumptions, of which the most significant are the fair market value of the underlying ordinary shares, expected share price volatility and the expected option term. In the year ended December 31, 2022, 2021 and 2020, expected volatility was calculated based upon actual historical stock price movements over the most recent periods ending on the grant date, equal to the expected term of the options.

The expected option term represents the period of time that options granted are expected to be outstanding. The expected option term is determined based on the simplified method in accordance with Staff Accounting Bulletin No. 110, as adequate historical experience is not available to provide a reasonable estimate.

The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. Check-Cap has historically not paid dividends and has no foreseeable plans to pay dividends.

Equity

In the years ended December 31, 2022 and December 31, 2021 Check-Cap completed certain financing transactions in which it issued ordinary shares and warrants. The warrants are immediately exercisable at a fixed exercise price per ordinary share, subject to certain adjustments and will expire on the expiring date as determined in the applicable warrant. The warrants may be exercised on a cashless basis if at the time of exercise thereof, there is no effective registration statement registering the ordinary shares underlying the warrants. Check-Cap analyzed the terms of the warrants and concluded that the terms of the warrants did not include features that would preclude equity classification. Therefore, Check-Cap classified the warrants as equity.

PRINCIPAL SHAREHOLDERS OF CHECK-CAP

As of September 30, 2023, no person or entity is known to Check-Cap to beneficially own more than 5% of Check-Cap’s outstanding ordinary shares.

The following table sets forth information with respect to the beneficial ownership of Check-Cap’s ordinary shares as of September 30, 2023, by (i) each person or entity known to Check-Cap to beneficially own more than 5% of Check-Cap’s outstanding ordinary shares; (ii) each of Check-Cap’s current executive officers and directors individually; and (iii) all of Check-Cap’s current executive officers and directors as a group.

The percentage of beneficial ownership of Check-Cap’s ordinary shares is based on 5,850,100 ordinary shares, NIS 48.00 par value per share outstanding as of September 30, 2023. Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting power or investment power with respect to securities. All ordinary shares subject to options currently exercisable or exercisable into ordinary shares within 60 days of September 30, 2023, and underlying RSUs that shall vest within 60 days of September 30, 2023, are deemed to be outstanding and beneficially owned by the shareholder holding such options or RSUs for the purpose of computing the number of shares beneficially owned by such shareholder. Such shares are also deemed outstanding for purposes of computing the percentage ownership of the person holding the option or RSU. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other shareholder.

This table is based upon publicly available information and information supplied by officers and directors and is believed to be accurate. Except as indicated in footnotes to this table, Check-Cap believes that the shareholders named in this table have sole voting and investment power with respect to all shares shown to be beneficially owned by them, based on information available to Check-Cap or provided to Check-Cap by such shareholders. Unless otherwise noted below, each shareholder’s address is: c/o 29 Abba Hushi Avenue, P.O. Box 1271, Isfiya, 3009000, Mount Carmel, Israel.

	Ordinary Shares Beneficially Owned
	Number	Percent
5% or Greater Shareholders
Vijay Ramanathan (1)	360,000	6.1	%*
Symetryx Corporation (2)	300,864	5.1	%*
Directors and Executive Officers
Alex Ovadia (3)	23,855	*	*
Mira Rosenzweig (4)	4,593	*	*
Yoav Kimchy (5)***	7,540	*	*
Boaz Shpigelman (6)	5,544	*	*
Joshua (Shuki) Belkar**** (7)	4,060	*	*
Hanit Brenner-Lavie**** (8)	951	*	*
Israel Hershko (9)****	3,740	*	*
Steven Hanley (10)	1,250	*	*
Clara Ezed (11)	1,206	*	*
Mary Jo Gorman (12)	1,244	*	*
XiangQian (XQ) Lin (13)	2,147	*	*
Yuval Yanai (14)	1,250	*	*
All directors and executive officers as a group (12 persons) (16)	57,380	*	*

*	Following the consummation of the Business Combination, the shareholder will own less than 1% of New Parent’s outstanding common stock.
**	Represents beneficial ownership of less than 1% of Check-Cap’s outstanding ordinary shares.

***	The employment of Yoav Kimchy and Joshua (Shuki) Belkar was terminated by Check-Cap, effective as of October 14, 2023.
****	The employment of each of Hanit Brenner-Lavie and Israel Hershko was terminated by Check-Cap, effective as of September 14, 2023.
(1)

Based solely upon, and qualified in its entirety with reference to, Schedule 13G filed with the SEC on September 22, 2023. The address of the reporting person is 20 Adelaide St E, Suite 1105, Toronto, ON M5C 2T6, Canada.

(2)

Based solely upon, and qualified in its entirety with reference to, Schedule 13D filed with the SEC on September 29, 2023. The address of the reporting person is 2828 Bathurst Street, Suite 400, Toronto, Canada M6B3A7.

(3)

Includes (i) 752 outstanding ordinary shares, and (ii) 23,103 ordinary shares subject to options currently exercisable or options and/or RSUs that will become exercisable or vested within 60 days of the date of this table.

(4)

Includes (i) 742 outstanding ordinary shares, and (ii) 3,850 ordinary shares subject to options currently exercisable or options and/or RSUs that will become exercisable or vested within 60 days of the date of this table.

(5)

Includes (i) 2,371 ordinary shares directly held by Yoav Kimchy, (ii) 3,749 ordinary shares subject to options and RSUs held by Yoav Kimchy currently exercisable or options and/or RSUs held by Yoav Kimchy that will become exercisable or vested within 60 days of the date of this table, (iii) 1,333 ordinary shares directly held by Sigalit Kimchy, the wife of Yoav Kimchy, and (iv) 87 ordinary shares subject to options and RSUs held by Sigalit Kimchy currently exercisable or options and/or RSUs that will become exercisable or vested within 60 days of the date of this table. Yoav Kimchy and Sigalit Kimchy have joint beneficial ownership over the shares beneficially held by them.

(6)

Includes (i) 1,173 outstanding ordinary shares, and (ii) 4,371 ordinary shares subject to options currently exercisable or options and/or RSUs that will become exercisable or vested within 60 days of the date of this table.

(7)

Includes (i) 703 ordinary shares, and (ii) 3,357 ordinary shares subject to options currently exercisable or options and/or RSUs that will become exercisable or vested within 60 days of the date of this table.

(8)

Includes (i) 100 ordinary shares, and (ii) 851 ordinary shares subject to options currently exercisable or options and/or RSUs that will become exercisable or vested within 60 days of the date of this table.

(9)

Includes (i) 759 outstanding ordinary shares, and (ii) 2,981 ordinary shares subject to options currently exercisable or options and/or RSUs that will become exercisable or vested within 60 days of the date of this table.

(10)

Includes (i) 255 outstanding ordinary shares, and (ii) 995 ordinary shares subject to options currently exercisable or options and/or RSUs that will become exercisable or vested within 60 days of the date of this table.

(11)

Includes (i) 211 outstanding ordinary shares, and (ii) 995 ordinary shares subject to options currently exercisable or options and/or RSUs that will become exercisable or vested within 60 days of the date of this table.

(12)

Includes (i) 249 outstanding ordinary shares, and (ii) 995 ordinary shares subject to options currently exercisable or options and/or RSUs that will become exercisable or vested within 60 days of the date of this table.

(13)

Includes (i) 950 outstanding ordinary shares, and (ii) 1,197 ordinary shares subject to options currently exercisable or options and/or RSUs that will become exercisable or vested within 60 days of the date of this table.

(14)

Includes (i) 255 outstanding ordinary shares, and (ii) 995 ordinary shares subject to options currently exercisable or options and/or RSUs that will become exercisable or vested within 60 days of the date of this table.

(15)

Includes (i) 9,853 outstanding ordinary shares, and (ii) 47,527 ordinary shares subject to options currently exercisable or options and/or RSUs that will become exercisable or vested within 60 days of the date of this table.

As of September 30, 2023, based upon information provided to us by Check-Cap’s transfer agent in the United States and other information reasonably available to Check-Cap, Check-Cap had 51 holders of record of Check-Cap’s ordinary shares in the United States. Such holders of record held, as of that date, 99.89% of Check-Cap’s outstanding ordinary shares. The number of record holders is not representative of the number of beneficial holders of Check-Cap’s ordinary shares, as 99.83% of Check-Cap’s outstanding ordinary shares are recorded in the name of Cede & Co. as nominee for the Depository Trust Company, in whose name all shares held in “street name” are held in the United States.

None of Check-Cap’s shareholders have voting rights different from the voting rights of other shareholders. To the best of Check-Cap’s knowledge, Check-Cap are not owned or controlled, directly or indirectly, by another corporation or by any government. Check-Cap is not aware of any arrangement that may, at a subsequent date, result in a change of control of Check-Cap’s company.

To Check-Cap’s knowledge, other than as disclosed in the table above, Check-Cap’s other filings with the Commission and this prospectus, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2020.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than the executive and director compensation, executive officer employment agreements, indemnification and exculpation arrangements and directors’ and officers’ liability insurance policy and the transactions described below, since January 1, 2020, Check-Cap has not been or is not a party to any related party transactions. The descriptions provided below are summaries of the terms of such agreements, do not purport to be complete and are qualified in their entirety by the complete agreements.

Transactions with Check-Cap LLC and the Members and Manager of Check-Cap LLC

On May 31, 2009, Check-Cap entered into an asset transfer agreement with Check-Cap LLC pursuant to which Check-Cap LLC transferred all of its business operations and substantially all of its assets to Check-Cap. Check-Cap’s shareholders’ holdings on the date of the asset transfer transaction reflected their interests as members of Check-Cap LLC. In the framework of the asset transfer agreement and under the Check-Cap’s shareholders agreement, Check-Cap undertook to use commercially reasonable efforts to procure that distributions or advance funds are made to Check-Cap’s shareholders holding (at the date of the transaction) ordinary shares, Series A preferred shares and/or Series B preferred shares (i.e., the shareholders who are also members of Check-Cap LLC), as would be necessary to eliminate the tax impact on such shareholders of the reorganization and the transfer of all of the business operations and substantially all of the assets from Check-Cap LLC to Check-Cap. Notwithstanding the foregoing, Check-Cap did not advance payments to such shareholders to address the fact that they did not longer receive a “pass through” of losses generated by Check-Cap as they previously received while owning units of Check-Cap LLC. These advances, to the extent made, were deducted from any distributions such shareholders were entitled to receive from Check Cap. Since Check-Cap do not expect to be profitable in year 2023, the liability based on the discounted outflows is $0. As a result, as of December 31, 2022, the balance of the reimbursement liability totaled $0 ($0 as of December 31, 2021 and $14,000 as of December 31, 2020).

Compensation of Directors and Executive Officers

The aggregate compensation paid and share-based compensation and other payments expensed by Check-Cap to its directors and executive officers with respect to the year ended December 31, 2022 was $3.1 million. This amount includes approximately $0.34 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in our industry. As of December 31, 2022, (i) options to purchase 1,456 ordinary shares granted to Check-Cap’s directors and executive officers were outstanding under its 2006 Unit Option Plan, with a weighted average exercise price of approximately $1,185.2 per share, (ii) options to purchase 68,213 ordinary shares granted to Check-Cap’s directors and executive officers were outstanding under its 2015 Equity Incentive Plan and the United States Sub-Plan to its 2015 Equity Incentive Plan, with a weighted average exercise price of approximately $20.07 per share; and (iii) 6,180 restricted share units awarded to Check-Cap’s directors and executive officers were outstanding under its 2015 Equity Incentive Plan and the United States Sub-Plan to its 2015 Equity Incentive Plan.

At Check-Cap’s 2022 annual general meeting held on December 29, 2022, its shareholders approved, following the approval of Check-Cap’s compensation committee and board of directors, the payment to each of Check-Cap’s directors of the following fees: (i) an annual fee of $25,000 for service on the board of directors and $2,500 for service on the audit committee; and (ii) a per meeting fee of $850 for each meeting of the board of directors or any committee thereof attended in person or via telephone or any resolution approved by written consent. In addition, Check-Cap’s shareholders approved an annual fee of (i) $10,000 for service as chairman of the board of directors, and (ii) $5,000 for service as chairman of the audit committee. Check-Cap’s directors also benefit from directors’ and officers’ indemnification and exculpation agreements as well as from Check-Cap’s directors’ and officers’ liability insurance policy. The directors are also entitled to reimbursement of expenses (including travel, stay and lodging), subject to the Israeli Companies Law and the regulations promulgated thereunder, and in accordance with Check-Cap’s company practices and Check-Cap’s compensation policy for executive officers and directors (“Check-Cap Compensation Policy”). The foregoing fees are the same annual and per meeting fees that have been paid to Check-Cap’s directors since its 2017 annual general meeting.

The directors are also entitled to reimbursement of expenses (including travel, stay and lodging), subject to the Israeli Companies Law and the regulations promulgated thereunder, and in accordance with Check-Cap’s company practices and the Check-Cap Compensation Policy.

Check-Cap does not have any written agreements with any current director providing for benefits upon the termination of such director’s relationship with the company.

To Check-Cap’s knowledge, there are no agreements and arrangements between any director and any third party relating to compensation or other payment in connection with their candidacy or service on Check-Cap’s board of directors.

The table below sets forth the compensation paid to Check-Cap’s five most highly compensated office holders (within the meaning of the Israeli Companies Law), in each case during or with respect to the year ended December 31, 2022. Check-Cap refers to the five individuals for whom disclosure is provided herein as Check-Cap’s “Covered Executives.”

For purposes of the table and the summary below, “compensation” includes salary cost, consultancy fees, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits, to the extent applicable, and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to Check-Cap, as recognized in its financial statements for the year ended December 31, 2022, including compensation paid to such Covered Executives following the end of the year in respect of services provided during the year. Each of the Covered Executives was covered by Check-Cap’s directors’ and officers’ liability insurance policy and was entitled to indemnification and exculpation in accordance with indemnification and exculpation agreements, Check-Cap’s articles of association and applicable law.

The exchange rate that Check-Cap used to calculate the “Salary Cost” as presented in the following table, was NIS 3.38 to US $1.00, and is provided herein for convenience (such exchange rate is based on the average of the last-day exchange rate of each of the 12 months during 2022, as published by the Bank of Israel).

	Salary Cost (1)	Bonus (2)	Share-Based Compensation (3)	Total
Name and Principal Position	US$
Alex Ovadia — Chief Executive Officer	$405,742	$3,603	$309,320	$718,665
Yoav Kimchy — Chief Technology Officer	$369,727	$(7,074)	$26,425	$389,078
Mira Rosenzweig — Chief Financial Officer	$285,710	$2,275	$40,669	$328,654
Boaz Shpigelman — Vice President, Research and Development	$285,883	$(1,260)	$33,055	$317,678
Joshua (Shuki) Belkar — Vice President, Operation	$268,171	$1,395	$38,430	$307,996

(1)

“Salary Cost” includes the Covered Executive’s gross salary plus payment of social benefits made by Check-Cap on behalf of such Covered Executive. Such benefits may include, to the extent applicable to the Covered Executive, payments, contributions and/or allocations for savings funds, education funds, pension, severance, risk insurances, payments for social security and tax gross-up payments, vacation, a leased car and associated expenses, medical insurances and benefits, convalescence or recreation pay and other benefits and perquisites consistent with Check-Cap’s policies.

(2)	Represents an adjustment to the amount of the estimated 2021 annual bonus that was recorded in the year ended December 31, 2021 to the actual 2021 annual bonus that was approved for payment in 2022.
(3)

Represents the share-based compensation expenses recorded in Check-Cap’s consolidated financial statements for the year ended December 31, 2022 based on the fair value of the grant date of the equity awards, in accordance with accounting guidance for equity-based compensation.

The following table sets forth information with respect to the options and RSUs granted to the Covered Executives for the year ended December 31, 2022.

Name	Date of Grant	Security Type	Purchase Price	Number of Shares Underlying Award	Expiration Date	Total Benefit (in US$)	Benefit recognized in 2022 (in US$)
Mira Rosenzweig (1)	March 21, 2022	Options	$10.184	1,225	March 21, 2032	$8,596	$3,948
	March 21, 2022	RSU		525	March 21, 2032	$4,341	$1,994
Yoav Kimchy (1)	March 21, 2022	Options	$10.184	700	March 21, 2032	$4,912	$2,256
	March 21, 2022	RSU		300	March 21, 2032	$2,480	$1,140
Boaz Shpigelman (1)	March 21, 2022	Options	$10.184	1,050	March 21, 2032	$7,368	$3,384
	March 21, 2022	RSU		450	March 21, 2032	$3,721	$1,709
Joshua (Shuki) Belkar (1)	March 21, 2022	Options	$10.184	1,225	March 21, 2032	$8,596	$3,948
	March 21, 2022	RSU		525	March 21, 2032	$4,341	$1,994

(1)

All options and RSUs granted to the Covered Executives in fiscal year 2022 vest over a four-year period commencing on their date of grant, such that 25% of the award shall vest on the first anniversary of the date of grant and 2.0833% will vest at the end of each month thereafter. Alex Ovadia, Check-Cap’s chief executive officer, was not granted any equity-based compensation in 2022.

Subsequent to the determination of Check-Cap’s Board to reduce Check-Cap’s workforce by approximately 90%, Check-Cap’s Compensation Committee and Board determined to approve certain retention awards, in the form of special bonuses, for the continuing employees, as follows: (i) for five of the continuing employees, including the Vice President, Research and Development - one and a half times the gross monthly salary of the respective employee, provided that the respective employee remains employed by Check-Cap through the date that is the earlier of (y) the date that Check-Cap shall enter into a definitive agreement for a strategic transaction

(if any); and (z) September 30, 2023; and (ii) for three of the continuing employees, including the Chief Executive Officer and Chief Financial Officer - three times the gross monthly salary of the respective employee, provided that the respective employee remains employed by Check-Cap through the date that is the earlier of (y) the date that Check-Cap shall consummate a strategic transaction (if any); and (ii) December 31, 2023. In addition, Check-Cap’s Compensation Committee and Board approved 2023 annual bonus plans for three of the continuing employees, including the Chief Executive Officer and Chief Financial Officer, equal to six times the gross monthly salary of the respective employee, subject to the achievement of certain corporate objectives predetermined by the Check-Cap Compensation Committee and Board, the extent of which achievement shall be determined by the Check-Cap Compensation Committee and Board, and provided that the respective employee remains employed by Check-Cap through the date that is the earlier of (y) the date that Check-Cap shall consummate a strategic transaction (if any); and (ii) December 31, 2023. All of the amounts payable in connection with such bonuses will be deducted from the calculation of net cash under the Business Combination Agreement.

Employment Agreements with Covered Executives

Check-Cap has entered into written employment agreements with each of its executive officers. These agreements contain standard provisions for a company in our industry regarding non-competition, confidentiality of information and assignment of inventions. The enforceability of covenants not to compete in Israel and the United States is subject to limitations. For example, Israeli courts have recently required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer which have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or its intellectual property.

Check-Cap entered into an employment agreement dated as of December 27, 2012, as amended, with Alex Ovadia (“Mr. Ovadia’s Employment Agreement”), pursuant to which Mr. Ovadia served as Check-Cap Vice President of Research and Development, Israeli Site Manager and Chief Operations Officer until February 26, 2018. Effective as of February 26, 2018, Mr. Ovadia was appointed as Check-Cap Chief Executive Officer and Mr. Ovadia’s Employment Agreement was amended accordingly, effective as of such date. The terms of Mr. Ovadia’s engagement in his capacity as Chief Executive Officer were approved by Check-Cap’s shareholders at the extraordinary general meeting of shareholders held on April 2, 2018. Mr. Ovadia’s Employment Agreement, as currently in effect, may be terminated by either the company or Mr. Ovadia upon 90 days’ prior notice to the other party. Pursuant to Mr. Ovadia’s Employment Agreement, Check-Cap also has the right to immediately terminate Mr. Ovadia’s employment for “cause” (as defined in Mr. Ovadia’s Employment Agreement). Pursuant to Mr. Ovadia’s Employment Agreement, Mr. Ovadia was entitled to an annual salary of NIS 924,000 ($273,372 per annum, paid in NIS based on an exchange rate of $1= NIS 3.38). Mr. Ovadia’s salary was subsequently increased in May 2019 to a monthly salary of NIS 80,808 (approximately $23,908 based on an exchange rate of $1= NIS 3.38) and effective as of December 1, 2019, to a monthly base salary NIS 84,500 (approximately $25,000 based on an exchange rate of $1= NIS 3.38), in each case by Check-Cap’s compensation committee in reliance on an exemption from shareholder approval available under Israel law. Mr. Ovadia is also entitled to a leased car and associated expenses up to an aggregate monthly cost of NIS 12,000 (approximately $3,550 based on an exchange rate of $1= NIS 3.38). In addition, prior to fiscal year 2022, Mr. Ovadia’s employment terms provided that he may be entitled to an annual bonus of up to 30% of his annual salary subject to receipt of requisite approvals and commencing as of fiscal year 2022, Mr. Ovadia may be entitled to an annual bonus of up 50%, as approved by the shareholders at the annual general meeting held on December 9, 2021. Payment of the annual bonus shall be subject to the achievement of certain milestones determined by the compensation committee and board of directors. Mr. Ovadia’s Employment Agreement also contains confidentiality, intellectual property, and non-competition and non-solicitation provisions.

Check-Cap entered into an employment agreement effective as of April 28, 2019 with Mira Rosenzweig (“Ms. Rosenzweig’s Employment Agreement”), pursuant to which Ms. Rosenzweig serves as Check-Cap’s Chief

Financial Officer. Ms. Rosenzweig’s Employment Agreement may be terminated by either the company or Ms. Rosenzweig upon 90 days’ prior notice to the other party. Pursuant to Ms. Rosenzweig’s Employment Agreement, Check-Cap also has the right to immediately terminate Ms. Rosenzweig’s employment for “cause” (as described in Ms. Rosenzweig’s Employment Agreement). Pursuant to Ms. Rosenzweig’s Employment Agreement, Ms. Rosenzweig is entitled to a salary of NIS 720,000 ($213,018 based on an exchange rate of $1= NIS 3.38) per annum. In addition, prior to fiscal year 2022, Ms. Rosenzweig may be entitled to an annual bonus of up to 25% of her annual salary and commencing as of fiscal year 2022, Ms. Rosenzweig may be entitled to an annual bonus of up to 30% of her annual salary, subject to receipt of customary approvals. Payment of the annual bonus shall be subject to the achievement of certain milestones determined by the compensation committee and board of directors. Ms. Rosenzweig’s Employment Agreement also contains confidentiality, intellectual property, and non-competition and non-solicitation provisions.

Check-Cap entered into an employment agreement dated as of September 17, 2014, as amended from time to time, with Yoav Kimchy (“Mr. Kimchy’s Employment Agreement”), pursuant to which Mr. Kimchy serves Check-Cap’s Chief Technology Officer. Mr. Kimchy’s Employment Agreement may be terminated by either the company or Mr. Kimchy upon 120 business days’ prior notice to the other party. Pursuant to Mr. Kimchy’s Employment Agreement, Check-Cap also has the right to immediately terminate Mr. Kimchy’s employment for “cause” (as defined in Mr. Kimchy’s Employment Agreement) or if Mr. Kimchy is unable to perform his duties for a period of two consecutive months by reason of illness or accident. Pursuant to Mr. Kimchy’s Employment Agreement, Mr. Kimchy is entitled to a salary of NIS 1,003,800 ($296,982 based on an exchange rate of $1= NIS 3.38) per annum. In addition, Mr. Kimchy may be entitled to an annual bonus of up to 30% of his annual salary, subject to receipt of requisite approvals. Payment of the annual bonus shall be subject to the achievement of certain milestones determined by the compensation committee and board of directors. Mr. Kimchy’s Agreement also contains confidentiality, intellectual property, and non-competition and non-solicitation provisions.

Check-Cap entered into an employment agreement dated as of March 30, 2018, with Boaz Shpigelman, as amended from time to time (“Mr. Shpigelman’s Employment Agreement), pursuant to which Mr. Shpigelman serves as Check-Cap’s Vice President, Research and Development. Mr. Shpigelman’s Employment Agreement may be terminated by either the company or Mr. Shpigelman upon 90 days’ prior notice to the other party. Pursuant to Mr. Shpigelman’s Employment Agreement, Check-Cap also has the right to immediately terminate Mr. Shpigelman’s employment for “cause” (as defined in Mr. Shpigelman’s Employment Agreement). Pursuant to Mr. Shpigelman’s Employment Agreement, Mr. Shpigelman is entitled to a salary of NIS 711,000 ($210,355 based on an exchange rate of $1= NIS 3.38) per annum. In addition, Mr. Shpigelman may be entitled to an annual bonus of up to 25% of his annual salary, subject to receipt of customary approvals. Payment of the annual bonus shall be subject to the achievement of certain milestones determined by the compensation committee and board of directors. Mr. Shpigelman’s Employment Agreement also contains confidentiality, intellectual property, and non-competition and non-solicitation provisions.

Check-Cap entered into an employment agreement effective as of June 16, 2019 with Joshua (Shuki) Belkar (“Mr. Belkar’s Employment Agreement”), pursuant to which Mr. Belkar serves as Check-Cap’s Vice President, Operation. Mr. Belkar’s Employment Agreement may be terminated by either the company or Mr. Belkar upon 90 days’ prior notice to the other party. Pursuant to Mr. Belkar’s Employment Agreement, Check-Cap also has the right to immediately terminate Mr. Belkar’s employment for “cause” (as described in Mr. Belkar’s Employment Agreement). Pursuant to Mr. Belkar’s Employment Agreement, Mr. Belkar is entitled to a salary of NIS 672,000 ($198,817 based on an exchange rate of $1= NIS 3.38) per annum. In addition, Mr. Belkar may be entitled to an annual bonus of up to 25% of his annual salary, subject to receipt of customary approvals. Payment of the annual bonus shall be subject to the achievement of certain milestones determined by the compensation committee and board of directors. Mr. Belkar’s Employment Agreement also contains confidentiality, intellectual property, and non-competition and non-solicitation provisions.

Check-Cap’s agreements with its executive officers do not provide for benefits upon the termination of their respective employment with the company, other than payment of salary and benefits during the required notice period for termination of these agreements, which varies under these individual agreements.

LEGAL INFORMATION

DESCRIPTION OF NEW PARENT CAPITAL STOCK

The following description summarizes important terms of New Parent’s capital stock. Because it is only a summary, it does not contain all of the information that may be important to you. For a complete description, you should refer to New Parent’s Amended and Restated Certificate of Incorporation, which we refer to as the Certificate of Incorporation, and New Parent’s Amended and Restated Bylaws, which we refer to as the Bylaws, each of which will become effective upon or prior to the Closing, copies of which are filed as exhibits to the registration statement of which this prospectus is a part, as well as the relevant portions of the DGCL.

Authorized Capitalization

Upon the completion of the Business Combination, New Parent’s capital structure will consist of 75,000,000 authorized shares of common stock, par value $0.01 per share, and 10,000,000 authorized shares of preferred stock, par value $0.01 per share. Prior to the Closing, 1,000 shares of New Parent common stock were outstanding.

Common Stock

Voting Rights. Holders of New Parent common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders, subject to the restrictions described below under the caption “— Anti-Takeover Effects of Provisions of New Parent’s Certificate of Incorporation, New Parent’s Bylaws and Delaware Law.” The holders of New Parent common stock will not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the shares of New Parent common stock entitled to vote in any election of directors may elect all of the directors standing for election. Except for the election of directors, if a quorum is present, an action on a matter is approved if it receives the affirmative vote of the holders of a majority of the voting power of the shares of New Parent capital stock present in person or represented by proxy at the meeting and entitled to vote on the matter, unless otherwise required by applicable law, the DGCL, New Parent’s Certificate of Incorporation or Bylaws. The election of directors will be determined by a plurality of the votes cast in respect of the shares present in person or represented by proxy at the meeting and entitled to vote, meaning that the nominees with the greatest number of votes cast, even if less than a majority, will be elected. The rights, preferences and privileges of holders of New Parent common stock are subject to, and may be impacted by, the rights of the holders of shares of any series of preferred stock that New Parent may designate and issue in the future.

Dividends. Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of New Parent’s common stock are entitled to receive ratably those dividends, if any, as may be declared by the board of directors out of legally available funds.

Liquidation, Dissolution, and Winding Up. Upon New Parent’s liquidation, dissolution or winding up, the holders of New Parent’s common stock will be entitled to share equally and ratably in the net assets legally available for distribution to stockholders after the payment of all of New Parent’s debts and other liabilities, subject to the prior rights of any preferred stock then outstanding.

No Preemptive or Similar Rights. Holders of New Parent’s common stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to New Parent’s common stock.

Assessment. The shares of New Parent’s common stock to be outstanding upon completion of the Business Combination will be fully paid and nonassessable.

Preferred Stock

Subject to limitations prescribed by Delaware law and Nasdaq, New Parent’s board of directors may issue preferred stock, without stockholder approval, in such series and with such designations, preferences, conversion or other rights, voting powers and qualifications, limitations or restrictions thereof, as the board of directors deems appropriate. New Parent’s board of directors could, without stockholder approval, issue preferred stock with voting, conversion and other rights that could adversely affect the voting power and impact other rights of the holders of the New Parent common stock. New Parent’s board of directors may issue preferred stock as an anti-takeover measure without any further action by the holders of New Parent common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, may have the effect of delaying, deferring or preventing a change of control of New Parent’s company by increasing the number of shares necessary to gain control of the company.

Registration Rights

Beginning six months after the Closing, the beneficial owners of 26,140,489 shares of New Parent’s common stock will be entitled to certain rights with respect to the registration of such shares under the Securities Act.

Anti-Takeover Effects of Provisions of New Parent’s Certificate of Incorporation, New Parent’s Bylaws and Delaware Law

Delaware law and New Parent’s Certificate of Incorporation and Bylaws contain a number of provisions relating to corporate governance and to the rights of stockholders. Certain of these provisions may be deemed to have a potential “anti-takeover” effect in that such provisions may delay, defer or prevent a change of control or an unsolicited acquisition proposal that a stockholder might consider favorable, including a proposal that might result in the payment of a premium over the market price for the shares held by the stockholders. These provisions include:

Advance notice requirements for stockholder proposals and director nominations. New Parent’s Bylaws provide advance notice procedures for stockholders seeking to bring business before New Parent’s annual meeting of stockholders or to nominate candidates for election as directors at New Parent’s annual meeting of stockholders. New Parent’s Bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude New Parent’s stockholders from bringing matters before New Parent’s annual meeting of stockholders or from making nominations for directors at New Parent’s annual meeting of stockholders if the proper procedures are not followed. New Parent expects that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of New Parent.

Amendment of certificate of incorporation and bylaws provisions. New Parent’s Certificate of Incorporation provides that, subject to the rights of holders of any series of preferred stock then outstanding, in addition to any affirmative vote of the holders of any particular class or series of the capital stock required by law, the New Parent Certificate of Incorporation, or otherwise, approval of stockholders holding at least a majority of the voting power of the then outstanding power of New Parent’s capital stock then entitled to vote generally in the election of directors, voting together as a single class, is required for stockholders to amend, alter, or repeal New Parent’s Certificate of Incorporation or any provision thereof. New Parent’s Certificate of Incorporation also provides that New Parent’s Bylaws may only be altered, amended or repealed by (i) the Board or (ii) in addition to any of the holders of any class or series of capital stock required by the Certificate of Incorporation, Bylaws or applicable law (including any certificate of designation relating to any series of preferred stock), approval of stockholders holding at least a majority of the voting power of the then outstanding power of New Parent’s capital stock then entitled to vote generally in the election of directors, voting together as a single class.

Authorized but unissued or undesignated New Parent capital stock. New Parent’s authorized capital stock will consist of 75,000,000 shares of common stock and 10,000,000 shares of preferred stock. A large quantity of authorized but unissued shares may deter potential takeover attempts because of the ability of New Parent’s board of directors to authorize the issuance of some or all of these shares to a friendly party, or to the public or in connection with a stockholder rights plan, which would make it more difficult for a potential acquirer to obtain control of us. This possibility may encourage persons seeking to acquire control of us to negotiate first with New Parent’s board of directors. The authorized but unissued stock may be issued by the board of directors in one or more transactions. In this regard, New Parent’s Certificate of Incorporation will grant the board of directors broad power to establish the rights and preferences of authorized and unissued preferred stock. The issuance of shares of preferred stock pursuant to the board of directors’ authority described above could decrease the amount of earnings and assets available for distribution to holders of New Parent common stock and adversely affect the rights and powers, including voting rights, of such holders and may have the effect of delaying, deferring or preventing a change in control.

Stockholder action; special meeting of stockholders. New Parent’s Certificate of Incorporation provides that New Parent’s stockholders may take action by written consent so long as such consent is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of New Parent’s capital stock entitled to vote thereon were present and voted. New Parent’s Certificate of Incorporation further provides that, except as otherwise required by law and subject to the rights of the holders of any outstanding series of preferred stock, special meetings of New Parent’s stockholders may be called only by (i) the Chairman of the Board, Chief Executive Officer of New Parent, or the Board pursuant to a resolution adopted by a majority of the Board; or (ii) the Secretary of New Parent, following receipt of one or more written demands to call a special meeting of the stockholders from stockholders of record who own, in the aggregate, at least 35% of the voting power of the outstanding shares of New Parent then entitled to vote on the matter or matters to be brought before the proposed special meeting that complies with the procedures for calling a special meeting of the stockholders as may be set forth in the Bylaws, thus limiting the ability of a stockholder to call a special meeting. These provisions might delay the ability of New Parent’s stockholders to force consideration of a proposal or for stockholders controlling a majority of New Parent’s capital stock to take any action, including the removal of directors.

No cumulative voting. The DGCL provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. New Parent’s Certificate of Incorporation does not provide for cumulative voting. Without cumulative voting, a minority stockholder may not be able to gain as many seats on New Parent’s board of directors as the stockholder would be able to gain if cumulative voting were permitted. The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on New Parent’s board of directors to influence New Parent’s board of directors’ decision regarding a takeover.

Exclusive Forum

New Parent’s Certificate of Incorporation provides that, unless New Parent consents in writing to the selection of an alternative forum, the sole and exclusive forum, to the fullest extent permitted by law, for (1) any derivative action or proceeding brought on New Parent’s behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of New Parent’s current or former directors, officers or other employees or stockholders to us or New Parent’s stockholders, (3) any action asserting a claim against us or any of New Parent’s directors or officers or other employees or stockholders arising pursuant to, any action to interpret, apply, enforce any right, obligation or remedy under, any provision of the DGCL New Parent’s Certificate of Incorporation or Bylaws, or (4) any action asserting a claim that is governed by the internal affairs doctrine, under the DGCL shall be the Court of Chancery of the State of Delaware (or any state or federal court located within the State of Delaware if the Court of Chancery does not have jurisdiction). Notwithstanding the foregoing, New Parent’s Certificate of Incorporation provides that these provisions will not apply to suits brought to enforce a duty or liability created by the Exchange Act or the rules and regulations thereunder, or any other claim for which the federal courts have exclusive jurisdiction. Any person or entity purchasing or otherwise acquiring any interest in New Parent’s securities shall be deemed to have notice of and consented to this provision. Although New Parent believes these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of increasing shareholders’ difficulty in bringing claims against us or our directors and officers, increasing the costs associated with bringing such claims and discouraging such claims.

Additionally, New Parent’s Certificate of Incorporation provides that unless it consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in shares of New Parent’s capital stock are deemed to have notice of and consented to this provision. The Supreme Court of Delaware has held that this type of exclusive federal forum provision is enforceable. There may be uncertainty, however, as to whether courts of other jurisdictions would enforce such provision, if applicable.

Transfer Agent and Registrar

New Parent expects to enter into an agreement with Continental Stock Transfer & Trust Company to act as transfer agent and registrar for New Parent’s common stock. The transfer agent and registrar’s address is One State Street Plaza, 30th Floor, New York, NY 10004.

Exchange

New Parent has submitted an application to list New Parent’s common stock on the Nasdaq Capital Market under the symbol “KSD.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to the Business Combination, there has been no public market for New Parent’s common stock and a liquid trading market for New Parent’s common stock may not develop or be sustained after the Business Combination. Future sales of New Parent’s common stock in the public market after the Business Combination, or the perception that those sales may occur could cause the prevailing market price for New Parent’s common stock to fall or impair New Parent’s ability to raise equity capital in the future. Subject to the limitation on resales of stock held by New Parent affiliates and the Lock-Up Agreements described in “The Business Combination — Agreements Related to the Business Combination” above, a limited number of shares of New Parent’s common stock will be available for sale in the public market for a period of several months after consummation of the Business Combination. Future sales of New Parent’s common stock in the public market either before (to the extent permitted) or after restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of New Parent’s common stock at such time and New Parent’s ability to raise equity capital at a time and price New Parent deem appropriate. Although New Parent intends to apply to have New Parent’s common stock approved for listing on the Nasdaq Capital Market under the symbol “KSD,” New Parent cannot assure you that there will be an active public market for New Parent’s common stock.

Sale of Restricted Shares

Upon the Closing, New Parent will have outstanding an aggregate of approximately 42,389,591 shares of common stock. All of the shares of common stock to be offered in the Business Combination will be freely tradable in the public market without restriction or further registration under the Securities Act, unless the shares are held by any of New Parent’s “affiliates” as such term is defined in Rule 144 of the Securities Act.

Rule 144

In general, under Rule 144, as currently in effect, once New Parent have been subject to the public company reporting requirements of the Exchange Act for at least 90 days, New Parent’s “affiliates,” as defined in Rule 144, who have beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than one of New Parent’s “affiliates,” are entitled to sell in the public market, upon expiration of any applicable lock-up agreements and within any three-month period, a number of those shares of New Parent’s common stock that does not exceed the greater of:

•

1% of the number of common shares then outstanding, which will equal approximately 423,896 shares of common stock immediately after the Business Combination (calculated on the basis of the assumptions described above and assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of outstanding options or warrants); or

•	the average weekly trading volume of New Parent’s common stock on Nasdaq during the four calendar weeks preceding the filing with the Commission of a notice on Form 144 with respect to such sale.

Such sales under Rule 144 by New Parent’s “affiliates” or persons selling shares on behalf of New Parent’s “affiliates” are also subject to certain manner of sale provisions, notice requirements and to the availability of current public information about us. Notwithstanding the availability of Rule 144, the holders of substantially all of New Parent’s restricted securities have entered into lock-up agreements as referenced above and their restricted securities will become eligible for sale (subject to the above limitations under Rule 144) upon the expiration of the restrictions set forth in those agreements.

Rule 701

In general, under Rule 701 as currently in effect, any of New Parent’s employees, directors, officers, consultants or advisors who acquired common stock from us in connection with a written compensatory stock or option plan or other written agreement in compliance with Rule 701 under the Securities Act before the effective date of the registration statement of which this prospectus is a part (to the extent such common stock is not subject to a lock-up agreement) is eligible to resell those equity shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Equity Incentive Plans

In connection with the Business Combination, New Parent’s board of directors and stockholders will adopt the 2023 Plan. For a description of New Parent’s 2023 Plan and the number of shares reserved for issuance and the number of shares underlying outstanding stock options under the Existing Plan, see “The Business Combination — Management of New Parent Following the Business Combination — Equity Compensation Plans.”

In connection with the Business Combination, New Parent intends to file a registration statement on Form S-8 under the Securities Act to register the total number of shares of New Parent’s common stock that may be issued under New Parent’s 2023 Plan, including 126,839 shares underlying options to be granted to the members of New Parent’s management team, other officers and employees upon the completion of the Business Combination pursuant to New Parent’s 2023 Plan. That registration statement will become effective upon filing, and approximately 4,975,500 shares of New Parent’s common stock covered by such registration statement will be eligible for sale in the public market immediately after the effective date of such registration statement, subject to Rule 144 volume limitations applicable to affiliates, vesting restrictions and the lock-up agreements described below.

Registration Rights

Beginning six months after the Closing, the holders of 26,140,489 shares of New Parent’s common stock will, after the expiration of the lock-up period, be entitled to certain rights with respect to the registration of the offer and sale of those shares under the Securities Act. If the offer and sale of these shares are registered, they will be freely tradable without restriction under the Securities Act.

Lock-up Agreements

In connection with the Business Combination, Accelmed, AGP, Melker Nilsson and directors and officers of Check-Cap entered into Lock-Up Agreements with New Parent. The Lock-Up Agreements generally provide that each of Accelmed, AGP, Melker Nilsson and the directors and officers of Check-Cap agreed to certain restrictions on transfers for a period of 180 days following the Closing date of any shares of New Parent’s common stock they own following the Closing. Each of the securityholders party to the Lock-Up Agreements agreed that without the prior written consent of New Parent such securityholder will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of New Parent common stock or any securities convertible into or exercisable or exchangeable for shares of New Parent common stock, whether then owned or thereafter acquired, or publicly disclose the intention to make such offer, sale, pledge, grant, transfer or disposition (other than as set forth in the Business Combination Agreement or pursuant to the Registration Rights Agreement), (ii) enter into any swap, short sale, hedge or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of New Parent common stock or (iii) make any demand for, or exercise any right with respect to, the registration of any shares of New Parent common stock or any security convertible into or exercisable or exchangeable for shares of New Parent common stock (other than as set forth in the Business Combination Agreement or pursuant to the Registration Rights Agreement).

COMPARISON OF RIGHTS OF HOLDERS OF NEW PARENT COMMON STOCK AND HOLDERS OF CHECK-CAP ORDINARY SHARES

If the Business Combination is completed, Check-Cap shareholders will receive as consideration shares of New Parent common stock. Pursuant to the terms of the Business Combination Agreement, immediately prior to the Closing, New Parent’s certificate of incorporation and bylaws will be amended and restated to be in substantially the forms attached as Annex D and Annex E, respectively, of this prospectus.

The following is a summary of certain differences between (i) the current rights of Check-Cap shareholders under the Check-Cap Articles of Association, (ii) the rights of New Parent stockholders under the New Parent Certificate of Incorporation and the New Parent Amended and Restated Bylaws following the consummation of the Business Combination and (iii) the respective laws of the State of Israel and the State of Delaware. These differences arise from the governing documents of the two companies, including the Check-Cap Articles of Association and the New Parent Certificate of Incorporation and the New Parent Amended and Restated Bylaws, and from the respective laws of the State of Israel and the State of Delaware. The summary set out below is not intended to provide a comprehensive discussion of each company’s governing documents or law. This summary is qualified in its entirety by reference to the full text of each of the Check-Cap Articles of Association, the New Parent Certificate of Incorporation, the New Parent Amended and Restated Bylaws, the DGCL and the Companies Law. See the section entitled “Where You Can Find Additional Information” beginning on page 326 of this prospectus for information on how to obtain a copy of these documents.

General

New Parent is incorporated under the laws of the State of Delaware and Check-Cap is incorporated under the laws of the State of Israel. Accordingly, the rights of New Parent stockholders and Check-Cap shareholders are governed by the laws of the State of Delaware and the laws of the State of Israel, respectively. As a result of the Business Combination, Check-Cap shareholders who receive shares of New Parent common stock will become New Parent stockholders, and their rights as stockholders will be governed by the laws of the State of Delaware, the New Parent Certificate of Incorporation and the New Parent Amended and Restated Bylaws.

New Parent	Check-Cap
Authorized Capital Stock/Share Capital

The total number of shares of all classes of capital stock, each with a par value of $0.01 per share, that New Parent is authorized to issue is 85,000,000 shares, consisting of (a) 75,000,000 shares of common stock, and (b) 10,000,000 shares of preferred stock.

Subject to the rights of the holders of any series of preferred stock, the number of authorized shares of capital stock may be increased or decreased (but not below the number of shares then outstanding) by the approval of New Parent’s board of directors and by the affirmative vote of the holders of a majority in voting power of the outstanding shares of capital stock of New Parent entitled to vote generally in an election of directors, without the separate vote of the holders of the preferred stock as a class, irrespective of the provisions of Section 242(b)(2) of the DGCL.

The authorized share capital of Check-Cap consists of NIS 864,000,000, consisting of 18,000,000 ordinary shares, par value NIS 48.00 per share.

The number of authorized ordinary shares may be increased or decreased (but not below the number of shares thereof then outstanding) by a Shareholders Resolution (as defined below).

New Parent	Check-Cap

Voting Rights

Except as otherwise provided by the DGCL or New Parent’s Amended and Restated Certificate of Incorporation and subject to the rights of holders of any series of preferred stock, all of the voting power of the stockholders of New Parent shall be vested in the holders of the common stock. Each share of common stock shall entitle the holder thereof to vote for each share held by such holder on all matters voted upon by the stockholders of New Parent; provided, however, that, except as otherwise required by law, holders of common stock, as such, shall not be entitled to vote on any amendment to the Certificate of Incorporation (including any certificate of designation relating to any series of preferred stock) that relates solely to the terms of one or more outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Certificate of Incorporation (including any certificate of designation relating to any series of preferred stock) or pursuant to the DGCL.

Each share of common stock shall have the same powers, rights and privileges and shall rank equally, share ratably and be identical in all respects as to all matters.

The powers (including voting powers), preferences, and relative participating, optional and other special rights of series of preferred stock and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.

Every shareholder has one vote for each share held of record or beneficially held by such shareholder, on every resolution (subject to any provisions under Check-Cap’s Articles of Association (the “Articles”) conferring special rights as to voting), except that no Shareholder shall be entitled to vote at any General Meeting (or be counted as a part of the quorum thereat), unless all calls then payable in respect of such shareholder’s shares in Check-Cap have been paid.

Any shareholder entitled to vote may vote either in person or by proxy, or if the shareholder is a company or other corporate body, by representative duly authorized by it.

Except as required by the Companies Law or the Articles, a resolution of the shareholders is adopted if approved by the holders of a simple majority of the voting power represented at the General Meeting in person or by proxy and voting thereon, as one class, and disregarding abstentions from the count of the voting power present and voting (a “Shareholder Resolution”). A resolution with respect to a matter or action for which the Companies Law prescribes a higher majority or pursuant to which a provision requiring a higher majority would have been deemed to have been incorporated into the Articles, but for which the Companies Law allows the Articles to provide otherwise, is adopted by a simple majority of the voting power represented at the General Meeting in person or by proxy and voting thereon, as one class, and disregarding abstentions when determining the voting power present and voting.

Quorum

The holders of a majority of voting power of the outstanding capital stock entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders, except as otherwise provided by law, by the Amended and Restated Certificate of Incorporation or the Amended and Restated Bylaws. If a quorum is not present, the chair of the meeting or the holders of a majority of the voting power present in person or represented by proxy at the meeting and entitled to vote at the meeting may adjourn the meeting to another time and/or place from time to time until a quorum shall be present or represented by proxy. When a specified item

Two or more shareholders (not in default in payment of any sum referred to in Article 14) present in person, by a proxy or by a written ballot (to the extent relevant), and holding shares conferring in the aggregate at least 25% of the voting power of Check-Cap, constitutes a quorum at shareholder meetings.

If within half an hour from the time appointed for the meeting a quorum is not present, then without further notice the meeting is adjourned either (i) to the same day in the next week, at the same time and place, (ii) to such day and at such time and place as indicated in the notice of such meeting, or (iii) to such

New Parent	Check-Cap
of business requires a vote by a class or series (if New Parent shall then have outstanding shares of more than one class or series) voting as a separate class or series, the holders of a majority of voting power of the outstanding stock of such class or series shall constitute a quorum (as to such class or series) for the transaction of such item of business. A quorum once established at a meeting shall not be broken by the withdrawal of enough votes to leave less than a quorum.	day and at such time and place as the chairman of the meeting shall determine. No business shall be transacted at any adjourned meeting except that which might lawfully have been transacted at the meeting as originally called. At such adjourned meeting, if the original meeting was convened upon requisition under Section 63 of the Companies Law, one or more shareholders, present in person or by proxy, and holding the number of shares required for making such requisition, constitutes a quorum, but in any other case any two shareholders (not in default as aforesaid) present in person or by proxy, constitute a quorum.

Shareholder Rights Plans

While Delaware law does not include a statutory provision expressly validating shareholder rights plans, such plans have generally been upheld by court decisions applying Delaware law.

New Parent has the authority to create and issue rights, warrants and options entitled the holders thereof to acquire from New Parent any shares of its capital stock of any class or classes, with such rights, warrants and options to be evidenced by or in instrument(s) approved by the board of directors. board of directors is empowered to set the exercise price, durations, times for exercise and other terms and conditions of such rights, warrants or options; provided, however, that the consideration to be received for any shares of capital stock issuable upon exercise thereof may not be less than the par value thereof.

New Parent currently has no shareholder rights plan and has no present intention to adopt a shareholder rights plan.

The validity of a shareholder rights plan has not been expressly ruled upon by Israeli courts. Check-Cap does not have a shareholder rights plan, nor does it have the intent to adopt one.

Rights of Preferred Stock

The board of directors of New Parent is authorized, subject to limitations prescribed by law, to provide, by resolution or resolutions for the issuance of shares of preferred stock in one or more series, and with respect to each series, to establish the number of shares to be included in each such series, and to fix the voting powers (if any), designations, powers, preferences, and relative, participating, optional or other special rights, if any, of the shares of each such series, and any qualifications, limitations or restrictions thereof.	Check-Cap may, from time to time, by a shareholders’ resolution, provide for shares with such preferred or deferred rights or other special rights and/or such restrictions. The rights attached to any class may be modified or cancelled by Check-Cap by a resolution of the general meeting of holders of all shares as one class, without any required separate resolution of any class of shares.

New Parent	Check-Cap
Number of Directors

The New Parent Certificate of Incorporation will provide that the number of directors shall be determined exclusively by the board of directors from time to time.

Check-Cap’s Articles provide that the board of directors consists of such number of directors as may fixed from time to time by the board (not less than 4 nor more than 11, including any external directors).

Under the Companies Law, a public company must generally have at least two statutory external directors (with an exception for a public company that lacks a controlling shareholder and is traded only outside of Israel on one of a number of specific stock exchanges, if certain additional conditions are met).

Check-Cap’s board of directors is not classified.

Election of Directors

The New Parent Amended and Restated Bylaws will provide that the election of directors will be determined by a plurality of the votes cast in respect of the shares present in person or represented by proxy at the meeting and entitled to vote, meaning that the nominees with the greatest number of votes cast, even if less than a majority, will be elected.

The New Parent Certificate of Incorporation will provide that, subject to the rights of the holders of any outstanding series of preferred stock, each director shall hold office until the next annual election, and until such director’s successor has been elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, disqualification or removal.

Nominees for director (whether recommended by the board of directors or by a shareholder) are elected by a Shareholders Resolution. The general meeting, by a Shareholders Resolution, shall be entitled to remove any director from office, to elect directors in place of the directors so removed or to fill any vacancy, however created, on the board.

Directors (other than external directors) are elected at annual general meetings of shareholders for a one-year term, until the next annual general meeting of shareholders, subject to their vacation of office pursuant to the Articles.

If required to elect external directors, a public company must elect its initial external directors within the first three months following becoming a public company, for an initial three-year term. External directors may be reelected for two additional terms of three years each under certain circumstances. External directors of Israeli companies listed only on certain foreign exchanges (including Nasdaq) may be reelected for an unlimited number of additional terms of three years each, subject to the fulfillment of certain conditions.

The election of directors shall be decided by a show of hands, but the Chairman of the General Meeting may determine that election shall be decided by a written ballot.

Filling Vacancies on the Board of Directors

The New Parent Certificate of Incorporation will provide that any vacancy on New Parent’s board of directors, including a vacancy resulting from an enlargement of New Parent’s board, may be filled only by vote of a majority of New Parent’s remaining	Check-Cap’s Articles provide that the board may at any time and from time to time appoint any person as a director to fill a vacancy (whether such vacancy is due to a director no longer serving or due to the number of directors serving being less than the

New Parent	Check-Cap
directors then in office, even if less than a quorum, or by a sole remaining director.	maximum number authorized under the Articles). Shareholders may likewise fill a vacancy on the board of directors. The office of a director who is elected by shareholders or appointed by the board to fill any vacancy continues until the next annual shareholder meeting.

Cumulative Voting

The New Parent Certificate of Incorporation and the New Parent Amended and Restated Bylaws do not provide for cumulative voting.	Check-Cap’s Articles do not provide for cumulative voting.

Removal of Directors

The New Parent Certificate of Incorporation will provide that, subject to any rights of holders of preferred stock to elect or remove any directors of New Parent as conferred in the New Parent Certificate of Incorporation and except as otherwise required by the New Parent Certificate of Incorporation, New Parent’s directors may be removed may be removed from office at any time by the affirmative vote of holders of a majority of the voting power of all then outstanding shares of New Parent capital stock entitled to vote generally in the election of directors, voting together as a single class.	Under the Articles, the office of a director shall be vacated and the director shall be dismissed or removed: (i) upon his death; (ii) if he is prevented by applicable law from serving as a director; (iii) he becomes legally incompetent; (iv) if his directorship expires pursuant to the Articles and/or applicable law; (vi) by his written resignation, such resignation becoming effective on the date fixed therein, or upon the delivery thereof to Check-Cap, whichever is later; or (vii) with respect to an external director, only pursuant to applicable law.

Shareholder Proposals

The New Parent Amended and Restated Bylaws will provide that as to the notice of shareholder proposals of business to be brought at the annual meeting of stockholders, notice must be delivered to New Parent ‘s secretary (i) not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting or (ii) if the date of the annual meeting is advanced by more than 30 days or delayed by more than 30 days from the first anniversary of the preceding year’s annual meeting or, if no annual meeting was held in the preceding year (other than for purposes of New Parent’s first annual meeting of stockholders after its shares of common stock are first publicly traded), notice by the stockholder to be timely must be delivered by the later of (A) the tenth day following the day the Public Announcement (as defined in the New Parent Certificate of Incorporation) of the date of the annual meeting is first made or (B) the date which is ninety (90) days prior to the date of the annual meeting.	Any shareholder or shareholders holding at least 1% of the voting rights of Check-Cap (“Proposing Shareholder”) may request, subject to the Companies Law, that the board of directors include a matter on the agenda of a general meeting to be held in the future, provided that the board determines that the matter is appropriate to be considered at a general meeting (a “Proposal Request”). In order for the board of directors to consider a Proposal Request and whether to include the matter stated therein in the agenda of a general meeting, notice of the Proposal Request must be timely delivered in accordance with applicable law, and the Proposal Request must comply with the requirements of the Articles and any applicable law and stock exchange rules and regulations. The Proposal Request must be in writing, signed by all of the Proposing Shareholder(s) making such request, delivered, either in person or by certified mail, postage prepaid, and received by the Secretary of Check-Cap (or, in the absence thereof by the Chief Executive Officer of Check-Cap). To be considered timely, a Proposal Request must be received within the time periods prescribed by applicable law. The announcement of an adjournment or postponement of a general meeting shall not

New Parent	Check-Cap

commence a new time period (or extend any time period) for the delivery of a Proposal Request.

A Shareholder holding (i) 5% or more of the outstanding voting rights of Check-Cap or (ii) 5% or more of the outstanding share capital and 1% or more of the voting rights of Check-Cap, may request that the board of directors convene a special general meeting, provided that the request complies with all the applicable requirements of a “Proposal Request” set forth in the Articles and applicable law.

The New Parent Amended and Restated Bylaws will provide that the shareholder notice shall set forth, as to each matter of business the stockholder proposes to bring before the annual meeting among other things:

(a)   a brief description of the business desired to be brought before the annual meeting (including the specific text of any resolutions or actions proposed for consideration and if such business includes a proposal to amend the Bylaws, the specific language of the proposed amendment) and the reasons for conducting such business at the annual meeting,

(b)   the name and address of the stockholder proposing such business, as they appear on New Parent’s books, the name and address (if different from New Parent’s books) of such proposing stockholder, and the name and address of any Stockholder Associated Person,

(c)   the class or series and number of shares of New Parent capital which are directly or indirectly held of record or beneficially owned by such stockholder or by any Stockholder Associated Person, a description of any Derivative Positions (as defined in the New Parent Certificate of Incorporation) directly or indirectly held or beneficially held by the stockholder or any Stockholder Associated Person, and whether and to the extent to which a Hedging Transaction (as defined in the New Parent Certificate of Incorporation) has been entered into by or on behalf of such stockholder or any Stockholder Associated Person,

(d)   a description of all arrangements or understandings between or among such stockholder or any Stockholder Associated Person and any other person or entity (including their names) in connection with the proposal of such business by such stockholder and any material interest of such

In addition to any information required to be included in accordance with applicable law, a Proposal Request must include the following: (i) the name, address, telephone number, fax number and email address of the Proposing Shareholder (or each Proposing Shareholder, as the case may be) and, if an entity, the name(s) of the person(s) that controls or manages such entity; (ii) the number of shares held by the Proposing Shareholder(s), directly or indirectly (and, if any of such shares are held indirectly, an explanation of how they are held and by whom), which shall be in such number no less than as is required to qualify as a Proposing Shareholder, accompanied by evidence satisfactory to Check-Cap of the record holding of such shares by the Proposing Shareholder(s) as of the date of the Proposal Request, and a representation that the Proposing Shareholder(s) intends to appear in person or by proxy at the meeting; (iii) the matter requested to be included on the agenda of a general meeting, all information related to such matter, the reason that such matter is proposed to be brought before the general meeting, the complete text of the resolution that the Proposing Shareholder proposes to be voted upon at the general meeting and, if the Proposing Shareholder wishes to have a position statement in support of the Proposal Request, a copy of such position statement that complies with the requirement of any applicable law (if any), (iv) a description of all arrangements or understandings between the Proposing Shareholders and any other person(s) (naming such person or persons) in connection with the matter that is requested to be included on the agenda and a declaration signed by all Proposing Shareholder(s) of whether any of them has a personal interest in the matter and, if so, a description in reasonable detail of such personal interest; (v) a description of all Derivative Transactions (as defined below) by each Proposing Shareholder(s) during the previous twelve (12) month period, including the date of the

New Parent	Check-Cap

stockholder, any Stockholder Associated Person or such other person or entity in such business,

(e)   a representation that such stockholder is a stockholder of record of New Parent entitled to vote at such meeting and intends to appear in person or by proxy at the annual meeting to bring such business before the meeting,

(f)   any other information related to such stockholder or any Stockholder Associated Person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies or consents (even if a solicitation is not involved) by such stockholder or Stockholder Associated Person in support of the business proposed to be brought before the meeting pursuant to Section 14 of the Exchange Act, and the rules, regulations and schedules promulgated thereunder, and

(g)   a representation as to whether such stockholder or any Stockholder Associated Person intends or is part of a group which intends to deliver a proxy statement and/or form of proxy to the holders of at least the percentage of New Parent’s outstanding capital stock required to approve the proposal or otherwise to solicit proxies or votes from stockholders in support of the proposal (such representation, a “Solicitation Statement”).

In addition, in accordance with the Commission Rule 14a-8 under the Exchange Act, shareholder proposals intended to be included in the proxy statement and presented at a regularly scheduled annual meeting must be received by New Parent at least 120 days before the anniversary of the date that the previous year’s proxy statement was first mailed to stockholders. As provided in the Commission rules, if the annual meeting date has been changed by more than 30 days from the date of the prior year’s meeting, or for special meetings, the proposal must be submitted within a reasonable time before New Parent begins to print and mail its proxy materials.

transactions and the class, series and number of securities involved in, and the material economic terms of, such Derivative Transactions; and (vi) a declaration that all of the information that is required under the Companies Law and any other applicable law and stock exchange rules and regulations to be provided to Check-Cap in connection with such matter, if any, has been provided to Check-Cap. The board of directors, may, in its discretion, to the extent it deems necessary, request that the Proposing Shareholder(s) provide additional information necessary so as to include a matter in the agenda of a general meeting, as the board of directors may reasonably require.

A “Derivative Transaction” means any agreement, arrangement, interest or understanding entered into by, or on behalf or for the benefit of, any Proposing Shareholder or any of its affiliates or associates, whether of record or beneficial: (1) the value of which is derived in whole or in part from the value of any class or series of shares or other securities of Check-Cap, (2) which otherwise provides any direct or indirect opportunity to gain or share in any gain derived from a change in the value of securities of Check-Cap, (3) the effect or intent of which is to mitigate loss, manage risk or benefit of security value or price changes, or (4) which provides the right to vote or increase or decrease the voting power of, such Proposing Shareholder, or any of its affiliates or associates, with respect to any shares or other securities of Check-Cap, which agreement, arrangement, interest or understanding may include, without limitation, any option, warrant, debt position, note, bond, convertible security, swap, stock appreciation right, short position, profit interest, hedge, right to dividends, voting agreement, performance-related fee or arrangement to borrow or lend shares (whether or not subject to payment, settlement, exercise or conversion in any such class or series), and any proportionate interest of such Proposing Shareholder in the securities of Check-Cap held by any general or limited partnership, or any limited liability company, of which such Proposing Shareholder is, directly or indirectly, a general partner or managing member.

Under Companies Law regulations, the Proposal Request must be submitted within 3 days or 7 days after the notice of the shareholder meeting is published by Check-Cap (depending on the agenda items included in the notice for the meeting). The

New Parent	Check-Cap
board of directors must publish a revised notice for the shareholder meeting that includes the agenda item included in the Proposal Request (assuming the above requirements are met by the Proposing Shareholder) within 7 days after the final day on which the Proposal Request may be submitted. In lieu of the foregoing timeline, Check-Cap can instead publish a preliminary notice of an upcoming shareholder meeting with tentative, prospective agenda items, in which case a Proposing Shareholder will have 14 days thereafter to submit a Proposal Request to Check-Cap.

Director Nominations by Shareholders

In the case of nominations for election at an annual meeting, notice must be delivered to New Parent’s secretary (i) not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting or (ii) if the date of the annual meeting is advanced by more than 30 days or delayed by more than 30 days from the first anniversary of the preceding year’s annual meeting, or if no annual meeting was held in the preceding year (other than for purposes of New Parent’s first annual meeting of stockholders after its shares of common stock are first publicly traded), by the later of the tenth day following the day the Public Announcement of the date of the annual meeting is first made and the date which is ninety (90) days prior to the date of the annual meeting.

Such shareholder’s notice shall set forth:

(a)   as to each person that the stockholder proposes to nominate for election or re-election as a director of New Parent, (1) the name, age, business address and residence address of the person, (2) the principal occupation or employment of the person, (3) the class or series and number of shares of New Parent capital stock which are directly or indirectly owned beneficially or of record by the person, (4) the date such shares were acquired and the investment intent of such acquisition and (5) any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with the solicitation of proxies or consents for a contested election of directors (even if an election contest or proxy solicitation is not involved), or is otherwise required, pursuant to Section 14 of the Exchange Act, and the rules, regulations and schedules promulgated thereunder (including such person’s written consent to being named in the

A Proposing Shareholder (as defined above in this comparative chart) may request to include on the agenda of a shareholders meeting the nomination of a person to be proposed to the shareholders for election as director (an “Alternate Nominee”). Under the Articles, such a request must include, in addition to the requirements for a Proposal Request (as defined above in this comparative chart): (i) a declaration signed by the nominee and the other information required under Section 224B of the Companies Law; (ii) to the extent not otherwise provided in the Proposal Request, all the declarations, documents and other information required pursuant to the Companies Law and any other law to which Check-Cap shall be subject at that time, in order to propose the candidate for election and in order for him to be appointed as a director and any other documents and questionnaires that the Check-Cap may reasonably request.

New Parent	Check-Cap

proxy statement as a nominee of the stockholder, if applicable, and to serving as a director if elected),

(b)   as to the stockholder giving the notice, the name and address of such stockholder, as they appear on New Parent’s books, the name and address (if different from New Parent’s books) of such proposing stockholder, and the name and address of any Stockholder Associated Person,

(c)   the class or series and number of shares of New Parent capital stock which are directly or indirectly held of record or beneficially owned by such stockholder or by any Stockholder Associated Person with respect to New Parent’s securities, a description of any Derivative Positions directly or indirectly held or beneficially held by the stockholder or any Stockholder Associated Person, and whether and the extent to which a Hedging Transaction has been entered into by or on behalf of such stockholder or any Stockholder Associated Person,

(d)   a description of all arrangements or understandings (including financial transactions and direct or indirect compensation) between or among such stockholder or any Stockholder Associated Person and each proposed nominee and any other person or entity (including their names) pursuant to which the nomination(s) are to be made by such stockholder,

(e)   a representation that such stockholder is a holder of record of New Parent entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the persons named in its notice,

(f)   any other information relating to such stockholder or any Stockholder Associated Person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with the solicitation of proxies or consents for a contested election of directors (even if an election contest or proxy solicitation is not involved), or otherwise required, pursuant to Section 14 of the Exchange Act, and the rules, regulations and schedules promulgated thereunder, and

(g)   a representation as to whether such stockholder or any Stockholder Associated Person intends or is part of a group which intends to deliver a proxy statement and/or form of proxy to the holders of a sufficient number of New Parent’s outstanding

New Parent	Check-Cap

shares reasonably believed by the stockholder or any Stockholder Associated Person, as the case may be, to elect each proposed nominee or otherwise to solicit proxies or votes from stockholders in support of the nomination (such representation, a “Nomination Solicitation Statement”).

Shareholder Action by Written Consent

The New Parent Certificate of Incorporation provides that, except as may be otherwise provided for or fixed pursuant to the Amended and Restated Certificate of Incorporation (including any certificate of designation) relating to the rights of the holders of any outstanding series of preferred stock, any action which is required or permitted to be taken by New Parent’s stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of New Parent’s stock entitled to vote thereon were present and voted.	The Companies Law does not allow action of shareholders of a public company by written consent in lieu of a meeting.

Certificate of Incorporation Amendments

The New Parent Certificate of Incorporation will provide that, subject to the rights of holders of any series of preferred stock then outstanding, in addition to any other vote required by the New Parent Certificate of Incorporation or otherwise required by law, approval of stockholders holding a majority of the then-outstanding voting power of all of the outstanding shares of Voting Stock (as defined in the New Parent Certificate of Incorporation), voting together as a single class, at a meeting of New Parent’s stockholders called for that purpose is required to amend, alter, or repeal the New Parent Certificate of Incorporation or any provision thereof.

Pursuant to Section 242(b) of the DGCL, to amend the New Parent Certificate of Incorporation, New Parent’s board of directors must adopt a resolution setting forth the proposed amendment, declaring its advisability and either calling a special meeting of the stockholders or directing that the amendment proposed be considered at the next annual meeting of the stockholders.

At the meeting, the affirmative vote of the requisite percentage of the outstanding stock entitled to vote thereon called for by statute or the New Parent Certificate of Incorporation, plus, if the amendment

Under the Companies Law, the articles of association set forth substantially all of the provisions that under Delaware law are split between the certificate of incorporation and the bylaws of a company.

New Parent	Check-Cap
adversely affects the powers, rights or preferences of any class of shares, the affirmative vote of a majority of the outstanding stock of such class, is required to adopt the amendment.

Bylaw Amendments

The New Parent Certificate of Incorporation will provide that, subject to the rights of holders of any series of preferred stock then outstanding, (i) an action of the board of directors or (ii) approval of stockholders holding a majority of the voting power of the then-outstanding Voting Stock (as defined in the New Parent Certificate of Incorporation), in addition to any of the holders of any class or series of capital stock required in the New Parent Certificate of Incorporation (including any certificate of designation relating to any series of preferred stock), the New Parent Bylaws or applicable law, is required to amend, alter, or repeal any new Bylaws.	Under the Companies Law, a company may amend its articles of association by a Shareholders Resolution unless explicitly stated otherwise under the articles of association.

Special Meetings of Shareholders

The New Parent Certificate of Incorporation will provide that, except as otherwise required by law, and subject to the rights of the holders of any outstanding series of preferred stock, special meetings of New Parent’s stockholders may be called only by (i) the Chairman of the board of directors, Chief Executive Officer of the Corporation, or the board of directors pursuant to a resolution adopted by a majority of the board or (ii) the Secretary, following receipt of one or more written demands to call a special meeting of the stockholders from stockholders of record who own, in the aggregate, at least 35% of the voting power of the outstanding shares then entitled to vote on the matter or matters to be brought before the proposed special meeting that complies with the procedures for calling a special meeting of the stockholders as may be set forth in the Bylaws.	Under the Companies Law, special general meetings of shareholders may be called by the board of directors at any time and shall be called at the request of (a) two directors, (b) one-quarter of the directors in office, (c) shareholder(s) holding at least 5% of the outstanding share capital of Check-Cap and at least 1% of Check-Cap’s voting rights, or (d) shareholder(s) holding at least 5% of Check-Cap’s voting rights.

Notice of Meetings of Shareholders

The New Parent Amended and Restated Bylaws will provide that notice of the place, if any, date, and time of the meeting of the stockholders, the means of remote communications, if any, by which stockholders and proxyholders not physically present may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called,	Under Companies Law regulations to which Check-Cap is subject as a public company, notice of an annual or special shareholder meeting must be provided at least 21 days or 35 days (depending on the agenda items for the meeting) prior to the date of the meeting and at least two days or five days (depending on the agenda items) prior to the record date. Because Check-Cap’s shares are listed on Nasdaq, the record date for its shareholder meetings may be between 4 and 40 days prior to the date of the shareholder meeting. Under Companies Law

New Parent	Check-Cap
shall be given, not less than 10 nor more than 60 days before the date on which the meeting is to be held, to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting, except as otherwise provided in the New Parent Amended and Restated Bylaws or required by law.	regulations, the notice must include the location, date and time of the meeting, the type of meeting, a summary description of all agenda items/ proposals, required majorities for approval of proposals and the record date.

Proxies

The New Parent Amended and Restated Bylaws will provide that a shareholder entitled to vote may vote in person or by proxy.	Check-Cap’s Articles provide that a shareholder may vote in person or by proxy.

Limitation of Personal Liability of Directors/Officers

The New Parent Certificate of Incorporation, to the full extent permitted by the DGCL, will limit or eliminate the liability of New Parent directors made a party to any proceeding for monetary damages for breach of fiduciary duty as a director.

Under the DGCL, no such elimination of liability is permitted (i) for any breach of the director’s duty of loyalty to New Parent or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payment of dividend or unlawful stock purchase or redemption or (iv) for any transaction from which the director derived an improper personal benefit.

The Companies Law provides that an office holder’s (that is, an executive officer’s or director’s) fiduciary duties consist of a duty of care and a duty of loyalty. A company may not exculpate an office holder from liability for a breach of the duty of loyalty. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care but only if a provision authorizing such exculpation is included in its articles of association. Check-Cap’s Articles include such a provision. A company may not exculpate in advance a director from liability arising out of a prohibited dividend or distribution to shareholders.

Indemnification of Directors and Officers

The New Parent Certificate of Incorporation will provide that, to the full extent permitted by the DGCL, New Parent shall indemnify any person who is or was a director or officer of New Parent or any person who is or was a director or officer of New Parent and who is or was serving at the request of New Parent as a director, officer, employee, trustee or agent of another entity (referred to as an “Indemnitee” in the New Parent Certificate of Incorporation) against all liability and loss suffered and expenses (including, without limitation, attorneys’ fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred by such indemnitee in connection with such proceeding.

New Parent shall to the fullest extent not prohibited by applicable law pay the expenses (including attorneys’ fees) incurred by an Indemnitee in defending or otherwise participating in any proceeding in advance of its final disposition; provided, however, that, to the extent required by applicable law, such payment of

Under the Companies Law, a company may indemnify an office holder in respect of the following liabilities and expenses incurred for acts performed by him or her as an office holder, either pursuant to an undertaking made in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification (Check-Cap’s Articles authorize such indemnification):

•  financial liability imposed on him in favor of another person pursuant to a judgment, including a judgment given as a result of a settlement or an arbitrator’s award which has been confirmed by a court in respect of an act performed by the Office Holder;

•  reasonable litigation expenses, including attorneys’ fees, expended by the Office Holder as a result of an investigation or proceeding instituted against him or her by

New Parent	Check-Cap
expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking, by or on behalf of the indemnitee, to repay all amounts so advanced if it shall ultimately be determined that the indemnitee is not entitled to be indemnified under the New Parent Certificate of Incorporation or otherwise.

an authority authorized to conduct such investigation or proceeding, or in connection with a financial sanction, provided that (1) no indictment (as defined in the Companies Law) was filed against such office holder as a result of such investigation or proceeding; and (2) no financial liability in lieu of a criminal proceeding (as defined in the Companies Law) was imposed upon him or her as a result of such investigation or proceeding or if such financial liability was imposed, it was imposed with respect to an offence that does not require proof of criminal intent or in connection with a monetary sanction (“Itzum Caspi”);

•  reasonable litigation costs, including attorney’s fees, expended by an Office Holder or which were imposed on an Office Holder by a court in proceedings filed against the Office Holder by Check-Cap or in its name or by any other person or in a criminal charge in respect of which the Office Holder was acquitted or in a criminal charge in respect of which the Office Holder was convicted for an offence which did not require proof of criminal intent;

•  expenses, including reasonable litigation expenses and legal fees, incurred by an Office Holder as a result of an Administrative Proceeding instituted against the Office Holder;

•  payments to an injured party imposed on the Office Holder pursuant to Section 52ND(a)(1)(a) of the Securities Law; and

•  any other event, occurrence, matter or circumstances under any law with respect to which Check-Cap may, or will be able to, indemnify an Office Holder, and to the extent such law requires the inclusion of a provision permitting such indemnity in these Articles, then such provision is deemed to be included and incorporated herein by reference (including, without limitation, in accordance with Section 50P(b)(2) of the RTP Law, if and to the extent applicable).

New Parent	Check-Cap

Pursuant to the Companies Law, indemnification of, exculpation of and procurement of insurance coverage for, office holders in a public company that are not directors must be approved by the audit committee, the board of directors and, if the office holder is a director, the chief executive officer or a controlling shareholder, also by the company’s shareholders.

Exclusive Forum

The New Parent Certificate of Incorporation will provide that, unless New Parent consents in writing to the selection of an alternative forum, the sole and exclusive forum, to the fullest extent permitted by law, for (1) any derivative action or proceeding brought on New Parent’s behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of New Parent’s current or former directors, officers or other employees or stockholders to us or New Parent’s stockholders, (3) any action asserting a claim against us or any of New Parent’s directors or officers or other employees or stockholders arising pursuant to, any action to interpret, apply, enforce any right, obligation or remedy under, any provision of the DGCL, New Parent’s Certificate of Incorporation or Bylaws, or (4) any action asserting a claim that is governed by the internal affairs doctrine, shall be the Court of Chancery of the State of Delaware (or any state or federal court located within the State of Delaware if the Court of Chancery does not have jurisdiction). Although New Parent believes these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of increasing shareholders’ difficulty in bringing claims against us or our directors and officers, increasing the costs associated with bringing such claims and discouraging such claims.

Notwithstanding the foregoing, the New Parent Certificate of Incorporation will provide that the Delaware Forum Provision will not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Any person or entity purchasing or otherwise acquiring any interest in New Parent’s securities shall be deemed to have notice of and consented to this provision. The Supreme Court of Delaware has held that this type of exclusive federal forum provision is enforceable. There may be uncertainty, however, as to whether courts of other jurisdictions would enforce such provision, if applicable.

Check-Cap’s Articles do not contain any provision with respect to the forum for any shareholder to bring an action.

New Parent	Check-Cap

Additionally, the New Parent Certificate of Incorporation will provide that unless New Parent consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in shares of New Parent capital stock are deemed to have notice of and consented to this provision.

Implications of Being an Emerging Growth Company, Smaller Reporting Company

and Controlled Company

We qualify as an “emerging growth company” as defined in the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•

inclusion of only two years, as compared to three years, of audited financial statements in addition to any required unaudited interim financial statements with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act;

•	an exemption from compliance with any new requirements adopted by the Public Company

•	Accounting Oversight Board requiring mandatory audit firm rotation;

•	reduced disclosure about executive compensation arrangements; and

•	no requirement to seek non-binding advisory votes on executive compensation or golden parachute arrangements.

We may take advantage of these provisions until we are no longer an emerging growth company. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of the Business Combination, (b) in which we have total annual gross revenue of at least $1.235 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

We have taken advantage of the reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different from the information you receive from other public companies that are not emerging growth companies.

The JOBS Act permits an “emerging growth company” such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards.

We are also a “smaller reporting company” as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosure available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as our voting and non-voting common stock held by non-affiliates is less than $250 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100 million during the most recently completed fiscal year for which audited financial statements are available and our voting and non-voting common stock held by non-affiliates is less than $700 million as of the last business day of our second fiscal quarter.

We expect to qualify as a “controlled company” under the listing rules of Nasdaq because following the Business Combination more than 50% of the voting power of our common stock will be owned by Accelmed. As a “controlled company” we are entitled to rely on certain exemptions from Nasdaq’s corporate governance requirements, including:

•	the requirement that a majority of our board of directors consist of independent directors;

•

the requirement that our director nominations be made, or recommended to the full board of directors, by our independent directors or by a nominations committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that our compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement that we conduct an annual performance evaluation of the nominating and corporate governance and compensation committees.

These requirements will not apply to us as long as we remain a “controlled company.” See “Risk Factors—We expect to be a “controlled company” within the meaning of the Nasdaq corporate governance standards and would qualify for exemptions from certain corporate requirements.”

APPRAISAL RIGHTS

Appraisal rights are not available to holders of Check-Cap ordinary shares in connection with the Business Combination and the transactions contemplated thereby. Under Section 262 of the DGCL, Keystone stockholders who do not consent to the adoption of the Business Combination Agreement and who otherwise follow the procedures set forth in Section 262 of the DGCL will be entitled to have their shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of the shares, exclusive of any element of value arising from the accomplishment or expectation of the Business Combination, together with interest, if any, to be paid on the amount determined to be “fair value.” Keystone stockholders considering seeking appraisal should be aware that the “fair value” of their shares as so determined could be more than, the same as or less than the consideration they would receive pursuant to the Business Combination Agreement if they did not seek appraisal of their shares.

Any Keystone stockholder wishing to exercise appraisal rights must, within 20 days after the date of mailing of the notice of their right to demand appraisal, make a written demand for the appraisal of the stockholder’s shares to Keystone, and that stockholder must not submit a written consent approving the adoption of the Business Combination Agreement. Failure to follow the procedures specified under Section 262 of the DGCL may result in the loss of appraisal rights.

Shares of Keystone common stock held by a holder who has not voted in favor of the adoption of the Business Combination Agreement and the transactions contemplated thereby, or consented thereto in writing, and who has properly exercised appraisal rights of such Keystone shares in accordance with Section 262 of the

DGCL, shall not be converted into the right to receive shares of New Parent common stock, but instead shall be entitled to only receive payment of the appraised value of such Keystone shares held by them in accordance with the provisions of Section 262 of DGCL.

LEGAL MATTERS

The validity of the shares of New Parent common stock offered hereby will be passed upon for New Parent by Stevens & Lee, Philadelphia, PA.

EXPERTS

The audited consolidated financial statements of Keystone Dental Holdings, Inc. included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Fahn Kanne & Co. Grant Thornton Israel, independent registered public accounting firm, upon the authority said firm as experts in accounting and auditing.

The consolidated financial statements of Check-Cap as of December 31, 2022 and 2021, and for each of the three years in the period ended December 31, 2022, included in this prospectus have been audited by Brightman Almagor Zohar & Co., A Firm in the Deloitte Global Network, an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Check-Cap is subject to the information requirements of the Exchange Act applicable to “foreign private issuers”, and, in accordance therewith, files and submits reports and other information with the Commission. The reports and other information filed by Check-Cap with the Commission are available through the Commission’s website at http://www.sec.gov and at Check-Cap’s website at https://ir.check-cap.com/sec-filings. Information contained on Check-Cap’s website is not part of, and should not be deemed incorporated into, this prospectus. Check-Cap ordinary shares are listed on the Nasdaq Capital Market under the symbol “CHEK”.

New Parent has filed with the Commission a registration statement on Form S-4 (the “Registration Statement”) under the Securities Act of which this prospectus is a part. This prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. Statements contained in this prospectus concerning the provisions of any contract or other document are necessarily summaries of such documents, and, where such document has been filed with the Commission as an exhibit to the Registration Statement, each statement contained herein concerning such document is qualified in its entirety by reference to the copy of the applicable document filed with the Commission. Where a description of such a document is included in this prospectus, such description summarizes the material terms of such document. New Parent has applied to list the New Parent common stock to be issued in the Business Combination on the Nasdaq Capital Market under the symbol “KSD”.

As a result of registering the securities offered hereby, New Parent will become subject to the information and reporting requirements of the Exchange Act and, in accordance therewith, will file reports and other information with the Commission. These reports and other information will be available through the Commission’s website at http://www.sec.gov. You may also request these reports and other information from New Parent free of charge upon written request by contacting us at 154 Middlesex Turnpike, Burlington, MA 01803 or by phoning us at (781) 328-3300.

Consolidated Financial Statements

KEYSTONE DENTAL HOLDINGS, INC.

December 31, 2022 and 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

Keystone Dental Holdings, Inc.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Keystone Dental Holdings, Inc. and subsidiaries (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity, and cash flows for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company incurred a net loss of $28 million and reported negative cash flows from operations of $20.3 million during the year ended December 31, 2022, and as of December 31, 2022, the Company has incurred an accumulated deficit of $494 million. These conditions, along with other matters as set forth in Note 1, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ FAHN KANNE & CO. GRANT THORNTON ISRAEL

We have served as the Company’s auditor since 2019.

Tel Aviv, Israel

September 1, 2023

KEYSTONE DENTAL HOLDINGS, INC.

Consolidated Balance Sheets

As of December 31, 2022 and 2021

(In thousands, except share and per share data)

	December 31, 2022	December 31, 2021
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$3,353	$14,886
Accounts receivable - less allowance of $1,404 at December 31, 2022 and $1,436 at December 31, 2021	7,731	6,338
Inventories	10,550	9,155
Prepaid expenses and other current assets	2,106	1,748

Total current assets	23,740	32,127
Property and equipment, net	7,640	6,013
Right of Use Assets - Operating Lease	4,651
Goodwill	39,393	39,393
Intangible assets, net	33,043	39,555
Other assets	287	1,138

Total assets	$108,754	$118,226

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	2,829	3,731
Accrued expenses	5,229	4,277
Accrued compensation and benefits	5,193	4,692
Deferred Revenue	1,166	1,913
Other current liabilities	34	372
Operating Lease Liability	1,075
Short-term portion, long-term debt	2,070	2,157

Total current liabilities	17,596	17,142
Other long term liabilities	198	733
Long-term debt, net	24,755	13,302
Operating Lease Liability - Non Current	3,576
Deferred tax liabilities, net	7,165	8,539

Total liabilities	53,290	39,716
Commitments and contingencies (Note 10)
TEMPORARY EQUITY
Common stock par value of $0.01 subject to possible redemption: 1,298,523 and 1,197,369 authorized, issued, and outstanding shares as of December 31, 2022, and December 31, 2021, respectively Aggregate liquidation preference of $33,980 as of December 31, 2022	26,746	24,631
STOCKHOLDERS’ EQUITY
Common stock, par value of $0.01; 15,000,000 shares authorized of which 10,029,960 shares were issued and outstanding as of December 31, 2022; (excluding 1,197,369 shares subject to possible redemption) and 11,000,000 shares authorized of which 9,795,478 shares were issued and outstanding as of December 31, 2021	100	98
Additional paid-in capital	521,413	518,261
Accumulated other comprehensive income	869	1,326
Accumulated deficit	(493,664)	(465,806)

Total stockholders’ equity	28,718	53,879

Total liabilities, common stock subject to redemption and stockholders’ equity	$108,754	$118,226

The accompanying notes are an integral part of these consolidated financial statements.

KEYSTONE DENTAL HOLDINGS, INC.

Consolidated Statements of Operations and Comprehensive Loss

For the years ended December 31, 2022 and 2021

(In thousands, except share and per share data)

	12 months ended 12/31/2022	12 months ended 12/31/2021
Revenues	$60,617	$50,258
Cost of revenues	34,237	24,808

Gross profit	26,380	25,450
Operating expenses:
Selling and marketing	29,518	20,841
Research and development	3,713	2,655
General and administrative	19,845	13,585

Total operating expenses	53,076	37,081

Loss from operations	(26,696)	(11,631)
Other income (expenses), net
Interest expense	(2,529)	(2,051)
Interest income	76	2
Other income, net	(47)	2,332

Total other income (expenses)	(2,500)	283

Loss before income taxes	(29,196)	(11,348)
Income tax benefit	1,338	1,159

Net loss and comprehensive loss	$(27,858)	$(10,189)

Other comprehensive income (loss)	(457)	4
Comprehensive loss	$(28,315)	$(10,185)

Net loss per share:
Basic and diluted	$(2.79)	$(1.07)
Weighted average common shares outstanding:
Basic and diluted	9,990,880	9,482,836

The accompanying notes are an integral part of these consolidated financial statements.

KEYSTONE DENTAL HOLDINGS, INC.

Consolidated Statements of Stockholders’ Equity

For the years ended December 31, 2022 and 2021

(In thousands, except share data)

	Common stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Par Value
Balance - December 31, 2020	9,326,515	$93	$507,089	$1,322	$(455,617)	$52,887
Common stock issued in conjunction with Crossover financing, net
Common stock issued in conjunction with Osteon acquisition	468,963	5	8,906			8,911
Stock-based compensation			2,266			2,266
Other comprehensive income (loss)				4		4
Net loss					(10,189)	(10,189)

Balance - December 31, 2021	9,795,478	$98	$518,261	$1,326	$(465,806)	$53,879

Common stock issued in conjunction with Osteon acquisition	234,482	2	(2)
Stock-based compensation			3,154			3,154
Other comprehensive income (loss)				(457)		(457)
Net loss					(27,858)	(27,858)

Balance - December 31, 2022	10,029,960	$100	$521,413	$869	$(493,664)	$28,718

The accompanying notes are an integral part of these consolidated financial statements.

KEYSTONE DENTAL HOLDINGS, INC.

Consolidated Statements of Cash Flows

For the years ended December 31, 2022 and 2021

(In thousands)

	12 Months ended December 31, 2022	12 Months ended December 31, 2021
Cash flows from operating activities
Net loss	$(27,858)	$(10,189)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	818	742
Amortization of intangible assets	6,512	4,715
Stock-based compensation	3,154	2,266
Deferred taxes	(1,374)	(1,151)
Debt related costs	174	219
Bad debt expense (recovery)	11	(62)
Inventory write downs	165	—
Forgiveness of PPP loan		(2,161)
Other non-cash items	(179)	143
Changes in operating assets and liabilities
Accounts receivable	(1,404)	(8)
Inventories	(1,560)	(1,658)
Prepaid expenses and other current assets	(357)	107
Operating Lease Asset	(4,651)
Other assets	745	(741)
Accounts payable	(902)	1,135
Accrued expenses	952	214
Accrued compensation and benefits	501	1,218
Operating Lease Liability	4,651
Other current liabilities	828	284
Other long-term liabilities	(535)	8

Net cash used in operating activities	(20,309)	(4,919)

Cash flows from investing activities
Purchase of property and equipment	(810)	(999)
Acquisition of subsidiary, net of cash and cash equivalents and restricted cash	—	(14,686)

Net cash used in investing activities	(810)	(15,685)

Cash flows from financing activities
Proceeds from issuance of common stock subject to possible redemption, net of issuance costs	2,100	24,632
Midcap loan, net issuance costs of $478	24,529	—
SWK loan payoff	(15,017)	—
Payments from Israel loan	(188)	(44)
Deferred consideration payable	(1,913)
Principal payments under finance leases	(33)	(92)
Net cash provided by financing activities	9,478	24,496

Exchange rate impact on cash and cash equivalents		(20)
Change in cash and cash equivalents and restricted cash	(11,639)	3,872
Cash and cash equivalents and restricted cash - beginning of period	15,279	11,407
Cash and cash equivalents and restricted cash - end of period	$3,640	$15,279

Reconciliation in amounts on consolidated balance sheets:
Cash and cash equivalents	3,353	14,886
Restricted cash included in other assets	287	393

	3,640	15,279

The accompanying notes are an integral part of these consolidated financial statements.

KEYSTONE DENTAL HOLDINGS, INC.

Notes to Consolidated Financial Statements

December 31, 2022 and 2021

1. DESCRIPTION OF BUSINESS

Keystone Dental Holdings, Inc. (formerly SBT Holdings, Inc. “SBT”) is the parent of Keystone Dental Inc. (“Keystone” or the “Company”) which is an oral healthcare company that delivers advanced, easy-to-use implants, biomaterials, and related dental solutions. Headquartered in Burlington, Massachusetts with a distribution facility in Irvine, California, and research and development and manufacturing sites in Irvine California, Caesarea, Israel, Melbourne, Australia, and Osaka, Japan. Keystone markets and commercializes its oral healthcare products and technologies worldwide.

The Company develops, manufactures, markets, and sells dental implants, surgical instrumentation and restorative components and tissue regeneration products to oral surgeons, periodontists, implantologists, prosthodontists, general dental practitioners, and dental laboratories. The Company has a dedicated direct sales force in the United States, Canada, Australia and Israel. Products are also marketed through distributors in Asia, South and Central America and Europe. The Company manages its business as one operating segment.

The Company is subject to risks common to companies in the industry, including, but not limited to, new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with government regulations, clinical trials, regulatory approval, uncertainty of market acceptance of products, and product liability.

Acquisition of Osteon Medical

On August 31, 2021, the Company completed the acquisition of 100% of the outstanding shares of Implant Solutions Pty Ltd “Implant Solutions” (doing business as “Osteon Medical”). Osteon Medical designs, develops, manufactures, and markets proprietary dental implants and solutions for implant clinicians and dental laboratories primarily in the Asia Pacific. Implant Solutions sells traditional implant solutions as well as digital Nexus solutions first introduced in 2020. The Nexus range provides a cutting-edge prosthetic solution for each patient’s needs. The Nexus fixed solution provides implant attached titanium or cobalt chrome hardware, offering unrivalled stability and support evenly across each implant site. Nexus Removable solutions offer patients easier access to bars and implants during maintenance and cleaning while maintaining stability and strength the Nexus solution is known for.

This new technology intends to allow clinicians to improve traditional modelling and drastically cut down on patient visits. Implant Solutions is headquartered in Melbourne, Australia. The fair value of total consideration for the acquisition was approximately $23.9 million, comprised of approximately $14.7 million in cash paid at closing and 703,445 common shares of the Company. The common shares were discounted based on lack of marketability upon issuance. Of the 703,445 common shares, 468,963 common shares were issued at closing and 234,482 common shares were required to be issued following the US FDA 510K approval from March 3, 2022 for and with respect to Implant Solutions’ Nexus full arch solution.

Going Concern

The Company has an accumulated deficit as of December 31, 2022, as well as a history of net losses and negative operating cash flows in recent years. As a result of these losses and negative cash flows from operations, along with the Company’s current cash and working capital position, the Company does not have sufficient current resources to fund its planned operations for the next twelve months. Therefore, there is substantial doubt about the Company’s ability to continue as a going concern. These financial statements have been prepared assuming that the Company will continue as a going concern and do not include any adjustments that might result from the outcome of this uncertainty.

KEYSTONE DENTAL HOLDINGS, INC.

Notes to Consolidated Financial Statements

December 31, 2022 and 2021

Management’s plans include the continued increase in the sale of its products and raising capital through the sale of additional equity securities or debt. Management has been successful in the past in raising capital and deferring debt payments (as recently as February 2023 in modifying its debt terms with MidCap as per Note 7). The Company has been successful in obtaining the level of financing needed for its planned operations.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP).

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP require the Company to make judgments, assumptions, and estimates that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates. The Company bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Significant estimates relied upon in preparing these consolidated financial statements include reserves on revenues, allowance for doubtful accounts on accounts receivable, write-offs of inventory, the fair value of the reporting unit for goodwill impairment testing, the fair value of stock-based awards, purchase price allocation, and the recoverability of both the Company’s intangible assets and deferred tax assets. Actual results may differ from these estimates.

Foreign Currency

The determination of the functional currency for the Company and its foreign subsidiaries is made based on appropriate economic factors, including the currency in which the subsidiary sells its products, the sales market in which the subsidiary operates and the currency in which the subsidiary’s financing is denominated. For foreign subsidiaries whose functional currency is not the U.S. dollar, assets and liabilities are translated using current exchange rates at the balance sheet date, and income and expense accounts using average exchange rates for the period., The resulting foreign currency translation adjustments are reported as a separate component of “Other comprehensive (loss) income, net of tax” in the consolidated statements of operations and comprehensive income (loss). For foreign subsidiaries whose functional currency is not the local currency, re-measurement gains and losses are recorded during each period in “Other financial income (expense), net” in the consolidated statements of operations and comprehensive income (loss). The Company’s net foreign exchange gain/(loss) was approximately $34,000 and $91,000 for the years ended December 31, 2022 and 2021, respectively.

Cash, Cash Equivalents, and Restricted Cash

The Company considers all highly liquid temporary investments purchased with original maturities of 90 days or less to be cash equivalents. As at December 31, 2022 and 2021, cash equivalents were comprised of demand

KEYSTONE DENTAL HOLDINGS, INC.

Notes to Consolidated Financial Statements

December 31, 2022 and 2021

deposits. Restricted cash of $287,000 and $393,000 as of December 31, 2022 and 2021, respectively, primarily relates to deposit accounts of $49,000 for the Company benefit plan, $101,000 for the Israel bank loan and corporate credit card program, as well as $137,000 associated with the Company’s Australian lease.

Accounts Receivable

The Company extends credit to customers in the normal course of business and does not require collateral or any other security to support amounts due. Management performs ongoing credit evaluations of its customers. The Company maintains allowances for potential credit losses, which were $1,404,000 and $1,436,000 as of December 31, 2022, and 2021, respectively. The allowances are based on history, economic conditions, and composition of the accounts receivable aging. In some cases, the Company makes allowances for specific customers based on these and other factors. Provisions for the allowance for doubtful accounts are recorded in general and administrative expenses in the consolidated statements of operations and comprehensive loss. A summary of activity in the allowance for doubtful accounts is as follows:

	2022	2021
Balance, beginning of the year	$1,436	$1,633
Amounts provided	(21)	50
Amounts recovered	—	(112)
Amounts written off	(11)	(135)

Balance, end of the year	$1,404	$1,436

Concentration of Credit Risk and Significant Customers

The Company has no significant off-balance sheet risks related to foreign exchange contracts, option contracts, or other foreign hedging arrangements. The majority of the Company’s cash and cash equivalents are held with a single major financial institution. The Company, by policy, routinely assesses the financial strength of its customers. As a result, the Company believes that its accounts receivable credit risk exposure is limited. As of December 31, 2022 and 2021, no single customer accounted for more than 10% of accounts receivable in either period.

Fair Value Measurements

Fair value is defined as the price that would be received from selling an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of non-performance. The accounting standard establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

A financial instrument’s categorization and other fair value measurements within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Three levels of inputs that may be used to measure fair value are:

•	Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets. Level 1 instruments include securities traded on active exchange markets.

KEYSTONE DENTAL HOLDINGS, INC.

Notes to Consolidated Financial Statements

December 31, 2022 and 2021

•

Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are directly observable in the market.

•

Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company’s own estimates of assumptions market participants would use in pricing the instrument.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible.

The Company also measures certain non-financial assets, consisting mainly of certain reporting units (as part of goodwill impairment test) and intangible assets at fair value on a nonrecurring basis. These assets are adjusted to fair value when they are considered to be impaired (see 7 below).

Research and Development

Research and development costs consist primarily of clinical trials, salaries and related expenses for personnel, and fees paid to outside consultants and outside service providers. Research and development costs are expensed as incurred.

Inventories

Inventories are stated at the lower of cost or net realizable value. The Company regularly reviews its inventory quantities on hand and related cost and writes off any excess or obsolete inventory based on its estimated forecast of product demand and existing product configurations. The Company also reviews its inventory values to determine if it reflects lower of cost or net realizable value.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is recognized over the estimated useful lives of the related assets using the straight-line method for consolidated financial statement purposes. The Company uses other depreciation methods for tax purposes, where appropriate. Amortization of leasehold improvements is computed using the straight-line method over the shorter of the remaining lease term or the estimated useful lives of the improvements and is included in depreciation expense. When impairment indicators are present, the Company evaluates the recoverability of its long-lived assets. If the assessment indicates an impairment, the affected assets are written down to fair value.

Repairs and maintenance are expensed as incurred. Expenditures that increase the value or productive capacity of assets are capitalized. When property and equipment are retired, sold, or otherwise disposed of, the asset’s carrying amount and related accumulated depreciation are removed from the accounts and any gain or loss is included in profit and loss.

The lives used in computing straight-line depreciation for financial reporting purposes are as follows:

Number of Years
Machinery, equipment, and tooling	5 - 10
Computer equipment and software	3
Leashold improvements	Lesser of estimated useful life or lease term
Furniture and fixtures	5 - 14

KEYSTONE DENTAL HOLDINGS, INC.

Notes to Consolidated Financial Statements

December 31, 2022 and 2021

Leases

The Company entered into several non-cancelable lease agreements for real estate (mainly offices, warehouses), equipment and vehicles for use in its operations, which are classified as operating leases.

Lease accounting policy applied until December 31, 2021 (prior to the adoption of ASC Topic 842):

Operating lease agreements were not reflected in the balance sheets of the Company. Such agreements were reflected as an expense over the lease term on a straight-line basis. Rental expense related to operating leases for the year ended December 31, 2021 $4,079,000.

Lease accounting policy applied from January 1, 2022 (following the adoption of ASC Topic 842):

On January 1, 2022, the Company adopted ASC Topic 842, Leases (“ASC 842”) and all its related amendments using the modified retrospective transition approach for leases existing at, or entered into after, the beginning of the reporting period in which the Topic 842 is first applied (January 1, 2022). The modified retrospective approach did not require any transition accounting for leases that expired before the earliest comparative period presented. Under such method of adoption, the results for reporting periods beginning after January 1, 2022 are presented in accordance with ASC 842, while prior period amounts were not adjusted and are reported in accordance with the previous accounting treatment required under ASC Topic 840.

The Company determines if an arrangement is a lease at inception.

A classification of a lease is determined based on the following criteria:

•	The lease transfers ownership of the underlying asset to the lessee by the end of the lease term.

•	The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise.

•	The lease term is for the major part of the remaining economic life of the underlying asset (Generally, 75% or more of the remaining economic life of the underlying assets).

•

The present value of the sum of the lease payments and any residual value guaranteed by the lessee equals or exceeds substantially all of the fair value of the underlying asset (Generally, 90% or more of the fair value of the underlying asset).

•	The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term.

If any of these five criteria is met, the lease is classified as a finance lease. Otherwise, the lease is classified as an operating lease.

With the exception of short-term leases, Operating leases are included at the commencement date as a lease liability, which represent the Company’s obligation to make lease payments arising from a lease, measured on a discounted basis. As the leases do not provide an implicit interest rate, the Company uses its incremental borrowing rate based on information available on the commencement date in determining the present value of lease payments. Concurrently, the Company recognizes a right-of-use asset (“ROU”) at the same amount of the liability, adjusted for any prepaid or accrued lease payments, plus initial direct costs incurred in respect of the lease. which represents the Company’s right to use, or control the use of, a specified asset for the lease term.

KEYSTONE DENTAL HOLDINGS, INC.

Notes to Consolidated Financial Statements

December 31, 2022 and 2021

In subsequent periods the ROU asset of operating leases is measured at the present value of the remaining lease payments, adjusted for the remaining balance of any lease incentives received, any cumulative prepaid or accrued rent if the lease payments are uneven throughout the lease term and any unamortized initial direct costs. Further, the Company will recognize lease expense on a straight-line basis over the lease term.

Lease liabilities are classified as current and non-current liabilities in the consolidated balance sheets. ROU assets are presented as non-current assets.

Subsequent measurement of finance leases

After lease commencement, the Company measures the lease liability by increasing the carrying amount to reflect interest on the lease liability and reducing the carrying amount to reflect the lease payments made during the period. The Company shall determine the interest on the lease liability in each period during the lease term as the amount that produces a constant periodic discount rate on the remaining balance of the liability, taking into consideration the reassessment requirements.

After lease commencement, the Company measures the ROU assets at cost less any accumulated amortization and any accumulated impairment losses, taking into consideration the reassessment requirements. The Company amortizes the ROU asset on a straight-line basis, unless another systematic basis better represents the pattern in which the Company expects to consume the ROU asset’s future economic benefits. ROU assets are amortized over the shorter of the lease term or the useful life of the ROU asset.

The implementation of ASC 842, commencing January 1, 2022 the company has recognized Right of Use Assets valued at $5,921,000 excluding Amortization in 2022 of $1,269,000. The impact of the introduction of the new leasing standard impacted the Rent Expense recognized in 2022 by $385,000.

Goodwill and Intangible Assets

Goodwill is the amount by which the purchase price of acquired net assets in a business combination exceeded the fair values of the net identifiable assets on the date of acquisition. Goodwill is not amortized but evaluated for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The provisions of Accounting Standards Codification (“ASC”) 350 require that the impairment test be performed on goodwill at the level of the reporting unit. As required by ASC 350, the Company chooses either to perform a qualitative assessment whether a goodwill impairment test is necessary or proceeds directly to the goodwill impairment test. Such determination is made for each reporting unit on a stand-alone basis. The qualitative assessment includes various factors such as macroeconomic conditions, industry and market considerations, cost factors, overall financial performance, earnings multiples, gross margin and cash flows from operating activities and other relevant factors. When the Company chooses to perform a qualitative assessment and determines that it is more likely than not (more than 50 percent likelihood) that the fair value of the reporting unit is less than its carrying value, then the Company proceeds to the goodwill impairment test. If the Company determines otherwise, no further evaluation is necessary.

With respect to goodwill impairment tests performed before the adoption of ASU 2017-04, when the Company decided or was required to perform the quantitative goodwill impairment test, the Company firstly was required to compare the fair value of the reporting unit to its carrying value (“step 1”). If the fair value of the reporting unit exceeded the carrying value of the reporting unit net assets (including the goodwill allocated to such reporting unit), goodwill was considered not to be impaired, and no further testing was required. If the carrying value was determined to exceed the fair value of the reporting unit, then the implied fair value of goodwill was

KEYSTONE DENTAL HOLDINGS, INC.

Notes to Consolidated Financial Statements

December 31, 2022 and 2021

determined by subtracting the fair value of all the identifiable net assets from the fair value of the reporting unit. An impairment loss was recorded for the excess, if any, of the carrying value of the goodwill allocated to the reporting unit over its implied fair value (“step 2”).

Commencing the adoption of ASU 2017-04 (i.e. for annual and any interim impairment tests for periods beginning after December 15, 2021) which eliminated Step 2 from the goodwill impairment, when the Company decides or is required to perform the quantitative goodwill impairment test, the Company compares the fair value of the reporting unit to its carrying value and an impairment charge is recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value, if any. In the performance of the quantitative analysis the Company applies assumptions that market participants would consider in determining the fair value of each reporting unit and the fair value of the identifiable assets and liabilities of the reporting units, as applicable.

The Company applies assumptions that market participants would consider in determining the fair value of each reporting unit and the fair value of the identifiable assets and liabilities of the reporting units, as applicable.

Finite-lived intangible assets acquired in business combinations, which include technology and customer relationships, are initially recorded at fair value. They are amortized on a straight-line basis over their estimated useful lives. The intangible asset lives have been determined based upon the anticipated period over which the Company will derive future cash flows from the intangible assets. The Company has considered the effects of legal, regulatory, contractual, competitive, and other economic factors in determining these useful lives. Recoverability of these assets is assessed when a triggering event has occurred that may give rise to an impairment loss and is determined by a comparison of the carrying amount of the asset to the future undiscounted net cash flows expected to be generated by the asset. When it is determined that the carrying value of the asset is not recoverable, the asset is written down to its estimated fair value. Impairment charges are presented in the consolidated statements of operations and comprehensive loss based on the nature of the underlying intangible asset.

In 2022 and 2021, the Company performed impairment tests as a result of continued losses. In order to determine the fair value of the assets, the Company performed a valuation utilizing the discounted cash flow model valuation method. Accordingly, certain assumptions and judgments were made in order to determine the rate of discount as well as future cash flows of the Company. The conclusion was that there was no impairment as a result of the tests.

Revenue Recognition

The Company applies FASB’s Revenue from Contracts with Customers (ASC 606).

Pursuant to ASC 606, the Company recognizes revenue when a customer obtains control of promised goods or services. The amount of revenue that is recorded reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five-step model in order to determine this amount: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations, including whether they are capable of being distinct or distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation.

The Company primarily sells its products to dental professionals and healthcare offices or via a number of international distributors (i.e., its customers) under legally-enforceable, executed contracts. The Company

KEYSTONE DENTAL HOLDINGS, INC.

Notes to Consolidated Financial Statements

December 31, 2022 and 2021

recognizes revenue from product sales when the direct sales customer/distributor obtains control of the Company’s product, which typically occurs upon shipment, in return for an agreed-upon, fixed-price consideration. Performance obligations are generally settled quickly after purchase order acceptance; therefore, the value of unsatisfied performance obligations at the end of any reporting period is generally immaterial.

The Company’s payment terms are consistent with prevailing practice in the respective markets in which the Company does business. Payment terms fall within the one-year guidance for the practical expedient, which allows the Company to forgo adjustment of the contractual payment amount of consideration for the effects of a significant financing component.

Shipping and Handling Costs

Amounts billed to customers for shipping and handling are included in revenues. Shipping and handling costs are accounted for as fulfillment activities thus accounted for as part of Cost of Goods Sold. Accordingly, the Company recognizes revenue for its single performance obligation related to product sales at the time control of the merchandise passes to the customer, which is generally at the time of shipment.

Product Returns

The Company provides its customers with the right to return products for a refund of the purchase price or for an account credit, if the return is made within a specified number of days from the original invoice date. The Company records a product return reserve based upon an estimate of specific returns and a review of historical returns experience. Adjustments are made to the product return reserve as returns data and historical experience change. The provision for product return estimates is recorded as a reduction of revenue. A product return reserve of approximately $218,000 and $219,000 is included in accrued expenses as of December 31, 2022 and 2021, respectively.

Warranty

Keystone offers a lifetime implant warranty program. The warranty applies only to implants that fail to Osseo integrate. Implant failures typically occur within the first 12 months as implant failures of this nature are rare. Accordingly, the warranty does not represent a separate performance obligation. A provision is recorded upon revenue recognition to costs of revenues for estimated warranty expense based on historical experience. Related costs are charged to the warranty accrual as incurred. A warranty accrual of approximately $110,000 and $110,000 is included in accrued expenses as of December 31, 2022 and 2021, respectively.

Stock-Based Compensation

The Company awards stock options and restricted stock to its employees, directors, and consultants pursuant to stockholder-approved plans. The Company recognizes compensation expense for awards on a straight-line basis over the requisite service period, which generally equals the vesting period. The Company estimates the fair value of stock option awards on the date of grant using the Black-Scholes option-valuation model. The Company estimates expected life assumptions based on historical experience. The Company elected to account for forfeitures as they occur. In determining the Company’s expected stock price volatility assumption, the Company bases its assumption on volatilities of a peer group of similar companies whose share prices are publicly traded.

Business Combinations

When the Company acquires a business, the purchase price is allocated to the net tangible and identifiable intangible assets acquired. Any residual purchase price is recorded as goodwill. The allocation of the purchase

KEYSTONE DENTAL HOLDINGS, INC.

Notes to Consolidated Financial Statements

December 31, 2022 and 2021

price requires management to make significant estimates in determining the fair values of assets acquired and liabilities assumed, especially with respect to intangible assets. These estimates can include, but are not limited to, the cash flows that an asset is expected to generate in the future, the appropriate weighted-average cost of capital and the cost savings expected to be derived from acquiring an asset. The results of operations of the acquired business are included in the Company’s consolidated results of operations from the date of the acquisition.

Income Tax

The Company uses the liability method to account for income taxes as prescribed by ASC 740, Income Taxes. Deferred taxes are recorded to reflect the tax consequences on future years of events that the Company has already recognized in the financial statements or tax returns. Deferred income tax assets and liabilities are adjusted to recognize the effect of changes in tax law or tax rates in the period during which the new law is enacted. Under ASC 740, a valuation allowance is required when it is more likely than not that all or some portion of the deferred tax assets will not be realized through generating sufficient future taxable income. Failure to achieve forecasted taxable income in applicable tax jurisdictions could affect the ultimate realization of deferred tax assets and could result in an increase in the Company’s effective tax rate on future earnings.

The Company may recognize the tax benefit from an uncertain tax position claimed on a tax return only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The authoritative accounting standards also provide guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures.

The Company’s future effective income tax rate is highly reliant on future projections of taxable income, tax legislation, and potential tax planning strategies. A change in any of these factors could materially affect the effective income tax rate of the Company in future periods.

Net Loss Per Share

Basic net income (loss) per share is computed by dividing income (loss) by the weighted-average number of shares outstanding during the year. Diluted net income (loss) per share is computed by dividing net income (loss) by the weighted-average number of shares outstanding during the period, while giving effect to all potentially dilutive shares to the extent they are dilutive.

Securities that may participate in dividends with the common stock (such as the common stock subject to possible redemption) are considered in the computation of basic income (loss) per share using the two-class method. In periods of net loss, such participating securities are not included in the computation, since the holders of such securities do not have a contractual obligation to share the losses of the Company (as such securities have a right to receive a mandatory redemption amount upon redemption, id a redemption will occur).

In computing diluted loss per share, basic loss per share is adjusted to reflect the potential dilution that could occur upon the exercise of options, warrants and rights for future investment issued or granted using the “treasury

KEYSTONE DENTAL HOLDINGS, INC.

Notes to Consolidated Financial Statements

December 31, 2022 and 2021

stock method”. Basic and diluted net loss per share attributable to common stockholders was calculated as follows (amount in thousands except share and per share data):

	2022	2021
Numerator:
Net loss attributable to common stockholders	$(27,858)	$(10,189)

Adjusted net loss attributable to common stockholders	$(27,858)	$(10,189)

Denominator:
Weighted-average shares of common stock outstanding-basic and diluted	9,990,880	9,482,836

Net loss per share attributable to common stockholders-baisc and diluted	$(2.79)	$(1.07)

All potential shares of common stock for outstanding stock options were excluded from the computation of diluted net loss per share as their effect would have been antidilutive for the years ended December 31, 2022 and 2021. For the period ending December 31, 2022 and 2021, the number of excluded shares were 196,939 and 3,999,444 respectively.

Accounting Pronouncements that became effective during the period

Accounting Standards Update (“ASU”) 2016-02, “Leases”

In February 2016, the FASB issued Accounting Standards Update No. 2016-02, Leases (Topic 842) (“ASU 2016-02”). This guidance requires lessees to recognize the following for all leases (with the exception of short-term leases) at the commencement date: A lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. The company adopted ASU 2016-02 from December 15, 2021. The Company has elected not to restate prior periods. This approach provides significant relief to entities in reducing the amount of time and effort involved in complying with the transition requirements of ASC 842.

ASU 2021-10, “Government Assistance (Topic 832)”

The FASB issued ASU No. 2021-10 Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance, which aims to provide increased transparency by requiring business entities to disclose information about certain types of government assistance they receive in the notes to the financial statements.

Entities are required to provide the new disclosures prospectively for all transactions with a government entity that are accounted for under either a grant or a contribution accounting model and are reflected in the financial statements at the date of initially applying the new amendments, and to new transactions entered into after that date. Retrospective application of the guidance is permitted.

The guidance in ASU 2021-10 is effective for financial statements of all entities, including private companies, for annual periods beginning after December 15, 2021, with early application permitted. The company applied

KEYSTONE DENTAL HOLDINGS, INC.

Notes to Consolidated Financial Statements

December 31, 2022 and 2021

ASU 2021-10 commencing January 1, 2022. The adoption did not have significant impact on the consolidated financial statements.

Accounting Pronouncements not yet effective.

ASU 2022-06, “Reference Rate Reform” (Topic 848)

The amendments in this update provide optional guidance for a limited period of time to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting as the LIBOR reference rate. During 2022 FASB has deferred the Sunset Date to 31 December 2024. As a result the company will continue to assess the impact of the LIBOR transition.

ASU No. 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”

In June 2016, The FASB has issued Accounting Standards Update (ASU) No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”).

The ASU is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. ASU 2016-13 requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. ASU 2016-13 also requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an organization’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements.

Based on the provisions of ASU 2019-10, which deferred the effective date of ASU 2016-B, the guidance is effective for the Company for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years (i.e., January 1, 2023, for the Company). The Company is in the process of assessing the impact, if any, of ASU 2016-13 on its consolidated financial statements.

ASU 2021-08, ”Accounting for Contract Assets and Contract Liabilities from Contracts With Customers”

On October 2021, the FASB issued ASU 2021-08 which amends ASC 805 to require acquiring entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. This replaces the current guidance under acquirer generally recognizes such items at fair value on the acquisition date.

The guidance will be effective for the Company beginning January 1, 2023, and interim periods in that fiscal year. Early adoption is permitted. The amendments should be applied prospectively to business combinations occurring on or after the effective date of the amendments.

3. ACQUISITION OF OSTEON

As noted in Note 1, on August 31, 2021, the Company acquired 100% of the outstanding shares of Implant Solutions Pty Ltd (doing business as Osteon Medical). The acquisition was accounted for as a business combination under ASC 805, “Business Combination” and the Company has included the financial results of Osteon in the consolidated financial statements from the date of the acquisition and thereafter.

KEYSTONE DENTAL HOLDINGS, INC.

Notes to Consolidated Financial Statements

December 31, 2022 and 2021

Following is a description of the purchase price allocation of the acquired business:

Total acquisition price	$23,911
Recognized amounts of identifiable assets acquired:
Intangible assets	18,768
Net working capital, including cash	66
Restricted cash	257
Property and equipment	1,573
Deferred tax liability	(4,880)
Other long-term liabilities	(98)

Net assets acquired	15,686

Goodwill	$8,225

1)

The Company estimated the fair value of acquired intangible assets using the income approach, which is a valuation technique that estimates the fair value of an asset based on market participants’ expectations of the cash flows an asset would generate over its remaining useful life. Acquired intangible assets are amortized on a straight-line basis over their estimated useful lives. Components of these intangible assets and their estimated useful lives at the acquisition date are as follows:

	Fair value (in thousands)	Estimated useful life (in years)
Technology	$18,309	6.33
Customer Relationships	459	6.33

Total	18,768

The fair values for the intangible assets acquired were primarily based on significant inputs that are not observable in the market and thus represent a Level 3 measurement in the fair value hierarchy.

2)

As part of the purchase price allocation for the acquisition, the Company recorded goodwill in the amount of $8,225,000. Goodwill reflects the value or premium of the acquisition price in excess of the fair values assigned to specific tangible and intangible assets. Goodwill has an indefinite useful life and therefore is not amortized as an expense (the goodwill balance is not deductible for income tax purposes), but is reviewed annually (or more, in certain circumstances) for impairment of its fair value to the Company. The purchase price intrinsically recognizes Osteon’s premium dental prosthetics and digital workflow solutions, which is expected to provide the Company with innovative and robust dental prosthetics and digital capabilities.

3)	An analysis of the fair value of the total share consideration was performed by the Company with the assistance of a third-party appraiser utilizing the income approach.

Approximately $2,800,000 in shares were issued subject to US FDA approval for and with respect to Implant Solutions’ Nexus full arch solution. The contingent consideration meets the conditions to be classified within equity and was recorded at the fair value as of the date of the acquisition, adjusted by approximately $355,000, to reflect the probability of obtaining FDA approval.

Note: The company notes that FDA approval was received, and the considerations of this agreement were met.

Transaction costs incurred by the Company in connection with the acquisition were approximately $359,000 for the year ended December 31, 2021, and were recorded within general and administrative expenses in the condensed consolidated statements of operations and comprehensive loss.

KEYSTONE DENTAL HOLDINGS, INC.

Notes to Consolidated Financial Statements

December 31, 2022 and 2021

The Company recorded revenue from Osteon Medical of approximately $2,382,000 and a net loss of approximately $1,324,000 for the year ended December 31, 2021. The Company recorded revenue from Osteon Medical of approximately $8,993,000 and a net loss of approximately $4,286,000 for the year ended December 31, 2022.

Supplemental Unaudited Pro Forma Information:

The following unaudited pro forma financial information summarizes the combined results of operations for the Company and Osteon as if the companies were combined as of the beginning of January 1, 2020. The unaudited pro forma information includes adjustments to amortization and depreciation for intangible assets and transaction costs.

The table below reflects the impact of material and nonrecurring adjustments (in thousands) to the unaudited pro forma results for the years ended December 31, 2021 and 2020 that are directly attributable to the acquisition:

Non-recurring adjustments

	2021	2020
	(unaudited)
Increase / (decrease) to expenses as a result of transaction costs	$(359)	$359

Total non-recurring expenses	$(359)	$359

The unaudited pro forma information (in thousands) presented below is for informational purposes only and is not necessarily indicative of our consolidated results of operations of the combined business had the acquisition actually occurred at the beginning of the year or of the results of our future operations of the combined businesses.

	2021	2020
	(unaudited)
Revenues	$54,593	$42,003
Net loss	(11,532)	(17,780)

4. FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, short-term loans payable, and debt. The carrying value of accounts receivable and accounts payable approximates fair value due to the short-term maturity of these instruments. Based on variable borrowing rates of debt, which management believes would be available to the Company for similar issues of debt, taking into account the credit risk of the Company and other market factors, the carrying value of the loans payable approximates fair value.

KEYSTONE DENTAL HOLDINGS, INC.

Notes to Consolidated Financial Statements

December 31, 2022 and 2021

5. INVENTORIES

Inventories as of December 31, 2022 and 2021, consist of the following (in thousands):

	2022	2021
Raw Materials	$2,242	$2,051
Work in Process	453	876
Finished Goods	7,855	6,228

Total	$10,550	$9,155

The Company had write-offs of inventory for the year ended December 31, 2022 of approximately $165,000 and no write-offs for the year ended December 31, 2021.

6. PROPERTY AND EQUIPMENT, NET

Property and equipment are carried at cost, less accumulated depreciation. A summary of the components of property and equipment as of December 31, 2022 and 2021, is as follows (in thousands):

	2022	2021
Machinery, equipment, and tooling	$7,578	$6,567
Machinery, equipment, and tooling - finance lease	13
Computer equipment and software	2,582	2,390
Leasehold improvements	4,474	3,275
Furniture and fixtures	532	502
Total property and equipment	15,179	12,734

Less Accumulated Depreciation	(7,539)	(6,721)

Property and equipment, net	$7,640	$6,013

7. INTANGIBLE ASSETS AND GOODWILL

Intangible Assets

The Company’s intangible assets by type as of December 31, 2022 and 2021 are as follows (in thousands):

	December 31, 2022
	Amortization Period (in years)	Gross	Accumulated Amortization	Net
Technology	6 - 14	$57,440	$(30,158)	$27,282
Customer Relationships	5 - 10	16,462	(10,701)	5,761

Total		$73,902	$(40,859)	$33,043

	December 31, 2021
	Amortization Period (in years)	Gross	Accumulated Amortization	Net
Technology	6 - 14	$57,440	$(24,721)	$32,719
Customer Relationships	5 - 10	16,462	(9,626)	6,836

Total		$73,902	$(34,347)	$39,555

KEYSTONE DENTAL HOLDINGS, INC.

Notes to Consolidated Financial Statements

December 31, 2022 and 2021

The Company recognized approximately $6,512,000 and $4,715,000 of amortization expense for intangible assets for the years ended December 31, 2022 and 2021, respectively. No impairment of intangible assets was recorded in 2022 or 2021.

The estimated amortization expense for each of the next five years is as follows (in thousands):

Years ending December 31,
2023	$6,005
2024	5,907
2025	5,662
2026	5,554
2027	5,554
Thereafter	4,361

Total	$33,043

Goodwill

Changes in goodwill for the years ended December 31, 2022 and 2021 were as follows (in thousands):

Beginning Balance - as of January 1, 2021	$31,168

Additions	8,225

Ending Balance - as of December 31, 2021	$39,393

Additions	—

Ending Balance - as of December 31, 2022	$39,393

In the annual impairment analysis was performed as of December 31, 2022 the Company has determined that no impairment is required to be recognized with respect to intangible assets or goodwill. The analysis was based on a valuation performed by management using the assistance of a third-party appraiser utilizing the income approach.

The significant assumptions used for the assessment were a discount rate of 16.1% and 12.4% as of December 31, 2022 and 2021, respectively, and a long-term growth rate of 3% as of December 31, 2022 and 2021. The measurement is classified at level 3 in the fair value hierarchy.

8. DEBT

MIDCAP TERM LOAN AND REVOLVING LOAN

On June 7, 2022, the Company, and related entities, entered into a $25 million Term Loan agreement and a $5 million Revolving Loan agreement with Midcap Financial Trust (“Midcap”). The new agreements replaced the Company’s previous Credit Agreement with SWK as noted below.

The Term Loan and the Revolving Loan both mature in May 2027, unless prepaid in case of an Event of Default or in case the Company exercises its prepayment option. Principal payments on the Term Loan are due on a monthly basis starting from June 1, 2025 in twenty-four equal payments.

KEYSTONE DENTAL HOLDINGS, INC.

Notes to Consolidated Financial Statements

December 31, 2022 and 2021

All assets of the Company are pledged as collateral to secure the Term Loan and the Revolving Loan. The agreements also contain a financial covenant of a Minimum Net Revenue Threshold for each period, as defined. The Company met the financial covenant as of December 31, 2022.

The Term Loan and Revolving Loan agreements bear interest at the sum of the SOFR Interest Rate plus the Applicable Margin (7.5%) and (4%), respectively. In no event shall the interest charged with respect to the Term Loan or the Revolving Loan exceed the maximum amount permitted under the laws of the State of New York or of any other applicable jurisdiction (the “Maximum Lawful Rate”). If any advance under the Term Loan or the Revolving Loan Agreement is prepaid at any time, the Company shall pay a prepayment fee that equals to an amount determined by multiplying the amount being prepaid by the following applicable percentage amount:

(i)	three percent (3.00%) for the first year following the Closing Date,

(ii)	two percent (2.00%) for the second year following the Closing Date, and

(iii)	one percent (1.00%) thereafter.

The replacement of the existing Credit Agreement with SWK, was accounted for as a debt extinguishment as the lender has changed. As a result of the extinguishment, the Company recognized $277,000 (which includes $87,000 unamortized debt issuance costs) as an immediate expense in the month that it was recognized.

SWK Credit Agreement

On May 20, 2016, the Company entered into a $20.0 million credit agreement with various lenders, using SWK Funding LLC as an agent (“SWK”). The outstanding principal balance under the credit agreement as of March 31, 2022, and December 31, 2021 was $15.0 million. The Company incurred approximately $0.4 million of interest expense for the three months ended March 31, 2022 and 2021 and for the year ended December 31, 2021. On February 3, 2022, the maturity date of the loan was extended from November 14, 2022 to August 1, 2023. Additionally, interest only payments were extended to August 2022. No gain or loss was recorded as a result of the aforementioned amendments. All assets of the Company were pledged as collateral to secure the credit agreement.

There were multiple financial and nonfinancial covenants in the credit agreement with which the Company must comply. As of March 31, 2022, and December 31, 2021, the Company was in compliance with all of its financial and nonfinancial covenants. over the term of the loan. Accrued exit fees were approximately $0.6 million as of March 31, 2022 and December 31, 2021. As noted above, the SWK Credit Agreement was fully repaid and extinguished in June 2022 in connection with the agreements with MidCap.

Israel Loan

On August 19, 2020, the Company’s subsidiary in Israel entered into a loan agreement with Bank of Hapoalim for 2.0 million New Israeli Shekels (NIS), approximately $600,000. The loan bears an interest rate of the Israel Bank Prime Rate less 1.6%. Repayments of the loan commenced August 2021 and the loan matures on August 2025. The Company incurred approximately $18,000 of interest expense for the year ended December 31, 2022.

Revolving Line of Credit with SVB

The Company had no drawdowns taken against the SVB revolving line of credit. In June 2022, SVB revolving line was replaced by the MidCap revolving line of credit.

KEYSTONE DENTAL HOLDINGS, INC.

Notes to Consolidated Financial Statements

December 31, 2022 and 2021

Aggregate debt maturities for each of the succeeding fiscal years are as follows (in thousands):

Years ending December 31,
2023	$5,349
2024	2,971
2025	9,978
2026	13,737
2027	5,306

Gross debt maturities	37,341
Less: debt discount and issuance cost	(471)

Net debt maturities	$36,870

9. OTHER LONG-TERM LIABILITIES

PPP Loan

On April 24, 2020, the Company received a loan of approximately $2.2 million under the CARES Act Payroll Protection Plan (PPP). The loan bears a 1% fixed annual interest rate. The Company may apply for loan forgiveness in the amount equal to the sum of certain payroll costs, payments on covered rent obligations, and any utility payment over a 24-week period beginning the effective date of the loan. Not more than 40% of forgiveness can be applied to non-payroll costs. The Company applied for forgiveness with the Small Business Association (“SBA”) during the fourth quarter of 2020. During the second quarter of the year ended December 31, 2021, the loan was forgiven by the SBA and as a result, the Company recognized the outstanding balance under the caption “Other Income, Net” in the statement of operations and comprehensive loss during 2021.

Capital Lease

In April 2021, the Company entered into a finance agreement for three servers, storage, and corresponding three-year maintenance plan for its data center. The Company will own the servers at the end of the term. As such, the Company has classified this agreement as a capital lease and recognized as part of Property and Equipment. The lease carries an interest rate of 4.95%. The Company has incurred minimal interest and depreciation expense for the year ended December 31, 2021.

In December 2021, the Company entered into a lease agreement for two computer numerical control “CNC” machines. Under the terms of the agreement, the Company made a 30% deposit of approximately $418,000 on the machines, with the remaining $985,000 financed over a five-year period. The Company will own the machines at the end of the lease term. As such, the Company has classified this agreement as a capital lease. The machines are classified within machinery, equipment, and tooling within property and equipment.

10. COMMITMENTS AND CONTINGENCIES

In the normal course of its operations, the Company is a party to various legal proceedings and complaints, some of which are covered by insurance. While it is not feasible to predict the ultimate resolution of such matters, management of the Company is not aware of any claims or contingencies which are not covered by insurance that would have a material adverse effect of the Company’s balance sheet, operations and comprehensive loss, stockholders’ equity or cash flows.

KEYSTONE DENTAL HOLDINGS, INC.

Notes to Consolidated Financial Statements

December 31, 2022 and 2021

Rent expenses were approximately $1,212,000 and $960,000 for the years ended December 31, 2022 and 2021, respectively. Income Taxes

On March 27, 2020, the CARES Act was enacted to provide economic relief to those impacted by the COVID-19 pandemic. The CARES Act made various tax law changes, including, among other things: (i) modifications to the federal net operating loss rules, including permitting federal net operating losses incurred in 2018, 2019, and 2020 to be carried back to the five preceding taxable years in order to generate a refund of previously paid income taxes and eliminating the 80% of taxable income limitations in years 2018-2020; (ii) enhanced recoverability of alternative minimum tax credit carryforwards; (iii) delayed payment of employer payroll taxes; (iv) increased the limitation on business interest expenses under Internal Revenue Code (“IRC”) Section 163(j) for the 2019 and 2020 tax years to permit additional expensing of interest up to 50% of adjusted taxable income instead of 30% for 2019 and 2020; and (v) enacted a technical correction so that qualified improvement property is classified as 15-year cost recovery and can be immediately expensed under IRC Section 168(k).

On December 27, 2020, President Trump signed into law updates to the CARES Act which provides extended relief predominately to individuals and partnerships. The items that would affect the Company are the temporary allowance of a full deduction for business meals paid or incurred between December 31, 2020 and January 1, 2023. We will continue to monitor for any updates and the impact to the Company.

The components of income (loss) before income tax are as follows (in thousands):

	2022	2021
United States	$(22,288)	$(6,471)
Foreign	(6,908)	(4,877)

Loss before taxes	$(29,196)	$(11,348)

The provision for income taxes for the years ended December 31, 2022, and 2021, is as follows (in thousands):

	2022	2021
Current income tax expense
Federal	$—	$—
State	60	25
Foreign	5	(184)

Total current tax expense	$65	$(159)
Deferred tax provision
Federal	13	31
State	(2)	9
Foreign	(1,414)	(1,040)

Total deferred tax benefit	(1,403)	(1,000)

Total income tax benefit	$(1,338)	$(1,159)

KEYSTONE DENTAL HOLDINGS, INC.

Notes to Consolidated Financial Statements

December 31, 2022 and 2021

A reconciliation of the differences between the effective rates and the federally statutory rates was as follows:

	2022	2021
Federal income tax at statutory rate	21.0%	21.0%
Valuation allowance	-16.5%	-18.2%
State and local income tax, net	3.0%	3.8%
Permanent Items	-1.4%	1.5%
Research and development credits	-0.4%	0.0%
Foreign rate differential	0.9%	1.6%
Prior period adjustments	-1.9%	0.4%
Other	-0.1%	-0.1%

Effective income tax rate	4.6%	10.0%

Deferred income tax assets and liabilities result from differences in the recognition of income and expense items for tax and financial reporting purposes. Deferred tax assets (liabilities), the majority of which are noncurrent, as of December 31, 2022 and 2021, are composed of the following (in thousands):

	2022	2021
Deferred tax assets
Net operating loss carryforwards	$53,798	$52,426
Research and development tax credits	891	1,013
Stock-based compensation	734	340
Accruals and reserves	5,573	4,512
Fixed assets and depreciation	135	166
Capitalized R&D	668
Lease Liability	650
Other	1,028	305

Total deferred tax assets	63,477	58,762

Valuation allowance	(60,305)	(56,777)

Total deferred tax assets less valuation allowance	3,172	1,985

Deferred tax liabilities
Right of Use Asset	(641)
Intangble assets	(9,696)	(10,524)

Total deferred tax liabilities	(10,337)	(10,524)
Deferred tax liabilities, net	(7,165)	(8,539)

As of December 31, 2022, the Company had federal, state, and foreign net operating loss carryforwards of $211,812,000, $108,420,000, and $9,522,000, respectively, available to offset future taxable income, if any. The federal net operating losses -began to expire in 2022, the state net operating losses will begin to expire in 2023, if not utilized, while the foreign net operating losses do not expire and may be carried forward without a time limit on utilization. As of December 31, 2022, the Company also had federal and state research and development credit carryforwards of $891,000 and $1,013,000, respectively, which began to expire in 2022.

In assessing the recoverability of its deferred tax assets, the Company considers whether it is more likely than not that its deferred assets will be realized. The ultimate realization of deferred tax assets is dependent upon the

KEYSTONE DENTAL HOLDINGS, INC.

Notes to Consolidated Financial Statements

December 31, 2022 and 2021

generation of future taxable income in those periods in which the temporary differences become deductible or utilized. The Company considers all positive and negative evidence when determining the amount of the net deferred tax assets that are more likely than not to be realized. This evidence includes, but is not limited to, historical earnings, schedules reversal of taxable temporary differences, tax planning strategies, and projected future taxable income.

Utilization of the net operating losses and research and development credit carryforwards may be subject to a substantial annual limitation under Section 382 of the Internal Revenue Code of 1986 (and similar state and foreign provisions) due to ownership change limitations that have occurred previously or that could occur in the future. There have been one or more ownership changes that will limit the amount of net operating losses and research and development credit carryforwards that the Company can utilize annually to offset future taxable income and tax, respectively. Management, however, has not completed a study to assess the ownership change identified, or whether there have been multiple ownership changes since the Company’s formation, due to the significant complexity and related costs associated with such study. Management has also not conducted a study of the research and development credit carryforwards. This study may result in an adjustment to our research and development credit carryforwards; however, until such a study is completed, and any adjustment is known, no amounts are being presented as uncertain tax positions.

The Company recognizes the tax benefit from uncertain tax positions only if it is more likely than not that the position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements related to a particular position are measured based on the largest benefit that has greater than 50% likelihood of being realized upon settlement. The amount of unrecognized tax benefits is adjusted as appropriate for changes in facts and circumstances, such as significant amendments to existing tax law, new regulations or interpretations by the taxing authorities, new information obtained during a tax examination, or resolution of an examination.

The Company regularly reviews its tax positions in each significant taxing jurisdiction in the process of evaluating its unrecognized tax benefits. A roll forward of the unrecognized tax benefits for both 2022 and 2021 are $35,000 with no change during the current period.

At December 31, 2022 and 2021, the Company had no unrecognized tax benefits, which, if recognized, would result in an increase to deferred tax assets and the Company’s valuation allowance. The remaining $35,000 at December 31, 2022 and 2021 would affect the effective tax rate. At December 31, 2022 and 2021, the Company had not accrued any interest and penalties related to uncertain tax positions.

The Company files income tax returns in the US federal jurisdiction, various state jurisdictions, and Israel, as applicable. In the normal course of business, the Company is subject to examination by taxing authorities. With few exceptions, the Company is no longer subject to US federal, state, and local tax return examinations for years ended before 2018 and is no longer subject to return examinations in Israel for years ended before 2017. Although the taxing jurisdiction may not audit any tax returns outside of the statute of limitations period, they may adjust tax attributes, such as net operating losses and credits that were generated in years that are closed periods.

The Company had not recorded withholding taxes on the undistributed earnings of its Israel subsidiary because it is the Company’s intent to reinvest such earnings indefinitely. Because of the complexity of the United States and foreign tax rules applicable to the distribution of earnings from foreign subsidiaries to United States legal entities, the determination of the unrecognized deferred tax liability on these foreign earnings is not practicable.

KEYSTONE DENTAL HOLDINGS, INC.

Notes to Consolidated Financial Statements

December 31, 2022 and 2021

Corporate Tax Rates in Israel

On December 22, 2016, the Israeli parliament passed the Economic Efficiency Law (Legislative Amendments to Achieve Budgetary Goals for the 2017 and 2018 Budget Years) – 2016. The Economic Efficiency Law stipulates, among other things, that the Israel corporate tax rate was reduced from a rate of 25% to 23% from January 1, 2018 and thereafter.

Corporate Tax Rates in Australia

From July 1 2017, the Australian Government introduced progressive changes to the company tax rates in Australia to reduce the Corporate tax burden on organizations with lower aggregate turnover and over the period of 2017 to 2022 reduce the tax rate from 30% to 25%. The turnover threshold as defined by the Australian Government is $50M AUD.

11. STOCK-BASED COMPENSATION

In 2019, the Company adopted the Keystone Dental Holdings 2019 Stock Option Plan “the Plan”. The Plan allows for the granting of stock options, restricted shares, and stock appreciation rights to employees, directors, and consultants. Stock options issued under the Plan expire 10 years from the date of grant. Vested and unexercised options are canceled three months after termination, and unvested awards are canceled on the date of termination of employment and become available for future grants.

Stock based awards are granted with an exercise price equal to the market price of the Company’s stock on the date of the grant. Awards contain service conditions and they generally become exercisable ratably over one to four years with a maximum contractual term of ten years.

The Company estimates the fair value of stock options using the Black-Scholes valuation model. Key input assumptions used to estimate the fair value of stock options include the fair value of the stock price on the date of grant, the expected award term, the expected volatility of comparable public companies over the option’s expected term, the risk-free interest rate over the award’s expected term, and the Company’s expected annual dividend yield.

The expected volatility assumption is evaluated against the historic volatility of common stock for comparable public companies over the expected term, as calculated under the simplified method, the risk-free rate assumption is based on the U.S. Treasury interest rates at the time of grant.

The weighted-average grant date fair value per share of stock options granted in 2022 and 2021 was $11.46 and $10.91, respectively. The fair value of each employee option during 2022 and 2021 was estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions:

	2022	2021
Risk free interest rate	1.86% - 2.81%	0.83% - 1.62%
Expected volatility	78% - 128%	70% - 81%
Expected life (years)	7.51 - 10.06	5.27 - 10
Expected dividend yield	0.00%	0.00%

KEYSTONE DENTAL HOLDINGS, INC.

Notes to Consolidated Financial Statements

December 31, 2022 and 2021

Stock Options:

The Company presents the expenses related to stock-based compensation awards in the same expense line items as cash compensation paid to each of its employees as follows (in thousands):

	2022	2021
Cost of revenues	$65	$66
Selling and marketing	657	332
Research and development	350	183
General and administrative	2,082	1,685

Total stock based compensation expense	$3,154	$2,266

The stock option activity for the years ended December 31, 2022 and 2021 is as follows:

	Number of Shares	Weighted Average Exercise Price Per Share
Options outstanding at January 1, 2021	1,436,497	$9.88
Granted	163,013	16.45
Exercised	—	—
Forfeited	(49,815)	10.00
Cancelled	(8,070)	10.00

Options outstanding at December 31, 2021	1,541,625	$10.58

Granted	225,852	19.06
Exercised	—	—
Forfeited	(536)	10.00
Cancelled	(67,715)	10.00

Options outstanding at December 31, 2022	1,699,226	$11.46

All the 1,699,226 stock options outstanding at December 31, 2022 are vested or are expected to vest, with a weighted-average exercise price of $11.46 as well as an aggregate intrinsic value of approximately $13,429,000. The weighted average remaining contractual term of the vested and expected to vest stock options was 7.34 years as of December 31, 2022.

As of December 31, 2022, total unrecognized compensation costs related to non-vested stock options was approximately $4,538,000 and is expected to be recognized over a weighted average period of 1.15 years.

KEYSTONE DENTAL HOLDINGS, INC.

Notes to Consolidated Financial Statements

December 31, 2022 and 2021

The exercisable options as of December 31, 2022 and 2021 were as follows:

	December 31, 2022
	Number of Shares	Weighted Ave Exercise Price	Weighted Average Remaining Term (in years)
Incentive stock options	791,841	$10.00	4.4
Non-qualified stock options	105,097	$10.06	7.5

	December 31, 2021
	Number of Shares	Weighted Ave Exercise Price	Weighted Average Remaining Term (in years)
Incentive stock options	631,107	$10.00	5.1
Non-qualified stock options	77,354	$8.68	8.1

12. EMPLOYEE BENEFIT PLANS

The Company has a 401(k) retirement plan (the “401(k) Plan”) for the benefit of eligible employees, as defined. Each participant may elect to contribute up to 25% of his or her compensation to the 401(k) Plan each year, subject to certain Internal Revenue Service limitations. As of 2022 the company has commenced matching the 401(k) contributions from employees, the cost associated with this in 2022 was $303,000 at a match rate of 6% with a cap of $3,000.

The Company’s employees are subject to Section 14 of the Israeli Severance Pay Law. The Company’s contributions towards severance pay, for Israeli employees subject to this section, have replaced its severance obligation. Upon contribution of the full amount of the employee’s monthly salary for each year of service, no additional calculations are conducted between the parties regarding the matter of severance pay and no additional payments are required to be made by the Company to the employee in respect of severance pay. Further, the related obligation and amounts deposited on behalf of the employee for such obligation are not stated on the balance sheet, as the Company is legally released from the obligation to employees once the deposit amounts have been paid.

Under Australian law, the Company is required to pay Australian employees retirement benefits, known as superannuation, to approved superannuation funds. Called the “superannuation guarantee” (SG), the contribution percentage as of July 2022 is 10.5 percent of the employees’ ordinary time earnings, which generally consists of salaries/wages, commissions, allowances, but not overtime. The Company made approximately $406,000 in superannuation guarantee payments for the year ended December 31, 2022.

13. STOCKHOLDERS’ EQUITY

Common Stock

Each holder of a share of common stock is entitled to one vote per share held. The holders of shares of common stock are entitled to dividends as declared by the board of directors of the Company.

Crossover Financing

In connection with the acquisition of Osteon, on August 31, 2021, the Company issued 1,197,369 shares of its common stock to certain investors for an aggregate consideration of $25.0 million. In the event shares of the

KEYSTONE DENTAL HOLDINGS, INC.

Notes to Consolidated Financial Statements

December 31, 2022 and 2021

Company’s common stock are not traded on a national public market in the United States within two years of such stock issuance, the Company is required to redeem all such shares at a price equal to 1.25 times the issue price. In the event the offering price of the common stock in an initial public offering of the common stock is less than 1.25 times the issue price, the Company must issue to such investors additional shares of common stock such that each investor shall hold shares of common stock (with a value, based upon the offering price in the initial public offering) equal to 1.25 times the issue price. In addition, if the Company merges or sells substantially all of its assets or capital stock to a third party within two years of the stock issuance, and the fair market value of the consideration payable for the common stock in such transaction is less than 1.25 times the issue price, the Company shall, at the investors’ election, redeem such shares at a price equal to 1.25 times the issue price.

Due to the possible redemption upon liquidation events that are not solely within the Company’s control, these shares are presented outside of permanent equity in the temporary equity (mezzanine). The Company did not adjust the carrying values of these shares to the liquidation values of such shares since the events were tested and not probable at the balance sheet date. Subsequent adjustments to increase the carrying values to the ultimate liquidation values will be made only when it becomes probable that such liquidation events will occur.

In September 2022 and October 2022 as a follow-on Crossover investment the Company issued 101,154 shares of its common stock to Accelmed Partners L.P, Ms. Erin Enright and GT-21 VC Limited Partnership for an aggregate consideration of $2,162,000.

Transactions with AGP SPV I (“AGP”)

In August 2020, AGP entered into a series of transactions with other shareholders and the Company. As per the agreement, in the third quarter 2022, the Company made the last payment milestone of $2.0 million, the “Holdback Payment”.

14. RELATED PARTY TRANSACTIONS

On an ongoing basis, the Company shall reimburse AGP for its ongoing operational fees and expenses incurred, not to exceed $50,000 in any calendar year. Payments made to AGP totaled $35,000 and $41,000 for the years ended December 31, 2022 and 2021. In 2022 and 2021 no additional reimbursement of operational fees and expenses has been incurred since 2020.

15. ENTITY-WIDE INFORMATION

Total revenue by geographic location based on the location of the customer in total and as a percentage of total revenue are as follows (amounts in thousands):

	2022		2021
	Total Revenue	% of Revenues	Total Revenue	% of Revenues
United States	43,472	72%	39,197	78%
EMEA	6,904	11%	6,267	12%
Asia Pacific	8,615	14%	3,060	6%
Other	1,626	3%	1,734	3%

Total	60,617	100%	50,258	100%

KEYSTONE DENTAL HOLDINGS, INC.

Notes to Consolidated Financial Statements

December 31, 2022 and 2021

The Company categorizes its product portfolio into three product groups: Implants, Biomaterials, and Other (primarily freight and motors). Product revenue by product group is as follows (amounts in thousands):

	2022		2021
	Total Revenue	% of Revenues	Total Revenue	% of Revenues
Implants	31,660	52%	29,335	58%
Biomaterials	17,011	28%	17,291	34%
Osteon	8,946	15%	2,382	5%
Other	3,000	5%	1,250	2%

	60,617	100%	50,258	100%

Long-lived assets, consisting of property and equipment, net, are subject to risks because they are generally difficult to move and to effectively utilize in another geographic area in a reasonable time period and because they are relatively illiquid. Long-lived assets by principal geographic areas are as follows (amounts in thousands):

	2022	2021
United States	$2,159	$608
Israel	3,885	3,838
Australia	1,396	1,296
Japan	201	271

Total	$7,641	$6,013

16. SUBSEQUENT EVENTS

The Company has evaluated subsequent events from the balance sheet date through September 1, 2023, the date at which the consolidated financial statements were available to be issued, for events requiring recording or disclosure in the consolidated financial statements.

MIDCAP TERM LOAN

On January 24, 2023, the company and related entities entered into a second loan tranche of $15,000,000 term loan agreement with MidCap Financial Trust (‘MidCap’). The new agreement is an addition to the existing loan agreement with MidCap Financial Trust.

The term loan and revolver line of credit agreements bear interest at the sum of the SOFR interest rate plus the applicable margin (7.5%), respectively. The annum interest floor for the term loan and the revolver line of credit of 2.5%. In no event shall the interest charged with respect to the term loan or the revolving loan exceed the maximum amount permitted under the laws of the state of New York or of any other applicable jurisdiction (‘the maximum lawful rate’).

The amendment to the MidCap term loan agreement include warrant to purchase 95,785 common shares at a price per share of $20.88, with expiration at the earlier of (i) Acquisition as defined under section 1.6 of the Warrant or (ii) tenth (10th) anniversary of the issue date.

Condensed Consolidated Financial Statements

KEYSTONE DENTAL HOLDINGS, INC.

For the three and six months ended June 30, 2023, and 2022

Unaudited

KEYSTONE DENTAL HOLDINGS, INC.

Consolidated Balance Sheets

As of June 30, 2023 (Unaudited) and December 31, 2022

(In thousands, except share and per share data)

	June 30, 2023	December 31, 2022
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$10,818	$3,353
Accounts receivable - less allowance of $1,477 at June 30, 2023 and $1,404 at December 31, 2022	8,887	7,731
Inventories	10,120	10,550
Prepaid expenses and other current assets	1,799	2,106

Total current assets	31,624	23,740
Property and equipment, net	8,075	7,640
Right of Use Assets - Operating Lease	4,149	4,651
Goodwill	39,393	39,393
Intangible assets, net	29,983	33,043
Other assets	958	287

Total assets	$114,182	$108,754

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	3,209	2,829
Accrued expenses	5,462	5,229
Accrued compensation and benefits	5,200	5,193
Deferred Revenue	2,621	1,166
Other current liabilities	179	34
Operating Lease Liability	1,140	1,075
Short-term portion, long-term debt	132	2,070

Total current liabilities	17,943	17,596
Other long term liabilities	943	198
Warrant Derivative Liability	850	—
Long-term debt, net	39,206	24,755
Operating Lease Liability - Non Current	2,804	3,576
Deferred tax liabilities, net	6,704	7,165

Total liabilities	68,450	53,290
Commitments and contingencies (Note 8)
TEMPORARY EQUITY
Common stock par value of $0.01 subject to possible redemption: 1,298,523 authorized, issued and outstanding shares as of June 30, 2023 and December 31, 2022, respectively. Aggregate liquidation preference of $33,980 as of June 30, 2023 and December 31, 2022	26,746	26,746
STOCKHOLDERS’ EQUITY
Common stock, par value of $0.01; 15,000,000 shares authorized of which 10,029,960 shares were issued and outstanding as of June 30, 2023; (excluding 1,298,523 shares subject to possible redemption) and 11,000,000 shares authorized of which 10,029,960 shares were issued and outstanding as of December 31, 2022	100	100
Additional paid-in capital	522,673	521,413
Accumulated other comprehensive income	481	869
Accumulated deficit	(504,268)	(493,664)

Total stockholders’ equity	18,986	28,718

Total liabilities, common stock subject to redemption and stockholders’ equity	$114,182	$108,754

The accompanying notes are an integral part of these consolidated financial statements.

KEYSTONE DENTAL HOLDINGS, INC.

Consolidated Statements of Operations and Comprehensive Loss

For the three and six months ended June 30, 2023 (Unaudited) and June 30, 2022

(In thousands, except share and per share data)

	Three Months Ended June-30		Six Months Ended June 30
	2023	2022	2023	2022
Revenues	$17,011	$15,560	33,384	$30,396
Cost of revenues	9,044	9,167	17,451	16,930

Gross profit	7,967	6,393	15,933	13,466
Operating expenses:
Selling and marketing	6,856	9,035	14,013	15,336
Research and development	1,061	1,211	2,078	2,192
General and administrative	4,055	5,443	8,262	9,666

Total operating expenses	11,972	15,689	24,353	27,194

Loss from operations	(4,005)	(9,296)	(8,420)	(13,728)
Other income (expenses), net
Interest expense	(1,379)	(591)	(2,595)	(1,091)
Interest income	107	—	179	—
Other income, (expense) net	(582)	(15)	(603)	(3)

Total other income (expenses)	(1,854)	(606)	(3,019)	(1,094)

Loss before income taxes	(5,859)	(9,902)	(11,439)	(14,822)
Income tax benefit	625	596	835	1,015

Net loss	$(5,234)	$(9,306)	(10,604)	$(13,807)

Other comprehensive income (loss)	(80)	(189)	(388)	(184)
Total Comprehensive loss	$(5,314)	$(9,495)	(10,992)	$(13,991)

Net loss per share:
Basic and diluted	(0.52)	(0.93)	(1.06)	(1.39)
Weighted average common shares outstanding:
Basic and diluted	10,029,960	10,029,960	10,029,960	9,951,800

The accompanying notes are an integral part of these consolidated financial statements.

KEYSTONE DENTAL HOLDINGS, INC.

Consolidated Statements of Stockholders’ Equity

For the three and six months ended June 30, 2023 Unaudited and 2022

(In thousands, except share data)

	Common stock		Additional Paid-in Capital		Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders Equity
	Shares	Par Value
Three Months Ended
Balance as at March 31, 2023	10,029,960	100	522,126	#	561	(499,034)	23,753
Stock-based compensation			547				547
Other comprehensive loss					(80)		(80)
Net loss						(5,234)	(5,234)
Balance as at June 30, 2023	10,029,960	$100	$522,673		$481	$(504,268)	$18,986

Balance as at March 31, 2022	10,029,960	100	518,974		1,331	(470,308)	50,097
Stock-based compensation			823				823
Other comprehensive loss					(189)		(189)
Net loss						(9,306)	(9,306)
Balance as at June 30, 2022	10,029,960	$100	$519,797		$1,142	$(479,614)	$41,425

Six Months Ended
Balance as at December 31, 2022	10,029,960	100	521,413		869	(493,664)	28,718
Stock-based compensation			1,260				1,260
Other comprehensive loss					(388)		(388)
Net loss						(10,604)	(10,604)
Balance as at June 30, 2023	10,029,960	$100	$522,673		$481	$(504,268)	$18,986

Balance as at December 31, 2021	9,795,478	$98	$518,261		$1,326	$(465,807)	$53,878
Osteon acquisition	234,482	2	(2)
Stock-based compensation			1,538				1,538
Other comprehensive loss					(184)		(184)
Net loss						(13,807)	(13,807)

Balance as at June 30, 2022	10,029,960	$100	$519,797	#	$1,142	$(479,614)	$41,425

The accompanying notes are an integral part of these consolidated financial statements.

KEYSTONE DENTAL HOLDINGS, INC.

Consolidated Statements of Cash Flows

For the six months ended June 30, 2023 and June 30, 2022

(In thousands, except share data; Unaudited)

	Six months ended June 30, 2023	Six months ended June 30, 2022
Cash flows from operating activities
Net loss	(10,604)	(13,807)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	598	375
Amortization of intangible assets	3,060	3,349
Loss on change in fair value of warrants	494
Stock-based compensation	1,260	1,538
Deferred taxes	(461)	(1,077)
Debt related costs	170	119
Bad debt expense (recovery)	73	(3)
Inventory write downs	173	84
Other Non Cash Items	(274)	(138)
Changes in operating assets and liabilities
Accounts receivable	(1,156)	(930)
Inventories	257	(1,119)
Prepaid expenses and other current assets	306	(1)
Operating Lease Asset	502
Other assets	(613)	876
Accounts payable	380	(521)
Accrued expenses	233	1,123
Accrued compensation and benefits	7	(693)
Operating Lease Liability	(707)
Other current liabilities	1,600	1,137
Other long-term liabilities		(585)

Net cash used in operating activities	(4,702)	(10,273)

Cash flows from investing activities
Purchase of property and equipment	(164)	(813)
Net cash used in investing activities	(164)	(813)

Cash flows from financing activities
Midcap loan, net of issuance costs of $478	14,522	24,549
SWK loan payoff		-15,017
Payments from Israel loan	-78	-117
Principal payments under finance leases	(117)	-32
Short Term Portion Long Term Debt	(1,938)
Net cash provided by financing activities	12,389	9,383

Exchange rate impact on cash and cash equivalents
Change in cash and cash equivalents and restricted cash	7,523	(1,703)
Cash and cash equivalents and restricted cash - beginning of period	3,640	15,279
Cash and cash equivalents and restricted cash - end of period	11,163	13,576

Reconciliation in amounts on consolidated balance sheets:
Cash and cash equivalents	10,818	13,313
Restricted cash included in other assets	345	263

	11,163	13,576
Supplemental disclosures of cash flow information:
Cash paid for income taxes	41	66
Cash paid for interest	2,425	1,110

The accompanying notes are an integral part of these consolidated financial statements.

KEYSTONE DENTAL HOLDINGS, INC.

Notes to Unaudited Condensed Consolidated Financial Statements

For the six months ended June 30, 2023 and June 30, 2022

(In thousands, except share data; Unaudited)

1. DESCRIPTION OF BUSINESS

Keystone Dental Holdings, Inc. (formerly SBT Holdings, Inc. “SBT”) is the parent of Keystone Dental Inc. (“Keystone” or the “Company”) which is an oral healthcare company that delivers advanced, easy-to-use implants, biomaterials, and related dental solutions. Headquartered in Burlington, Massachusetts with a distribution facility in Irvine, California, and research and development and manufacturing sites in Irvine California, Caesarea, Israel, Melbourne, Australia, and Osaka, Japan. Keystone markets and commercializes its oral healthcare products and technologies worldwide.

The Company develops, manufactures, markets, and sells dental implants, surgical instrumentation and restorative components and tissue regeneration products to oral surgeons, periodontists, implantologists, prosthodontists, general dental practitioners, and dental laboratories. The Company has a dedicated direct sales force in the United States, Canada, Australia, and Israel. Products are also marketed through distributors in Asia, South and Central America and Europe. The Company manages its business as one operating segment.

The Company is subject to risks common to companies in the industry, including, but not limited to, new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with government regulations, clinical trials, regulatory approval, uncertainty of market acceptance of products, and product liability.

Going Concern

The Company has an accumulated deficit of $504,268 thousand as of June 30, 2023, as well as a history of net losses and negative operating cash flows in recent years. As a result of these losses and negative cash flows from operations, along with the Company’s current cash and working capital position, the Company does not have sufficient current resources to fund its planned operations for the next twelve months. Therefore, there is substantial doubt about the Company’s ability to continue as a going concern. These financial statements have been prepared assuming that the Company will continue as a going concern and do not include any adjustments that might result from the outcome of this uncertainty.

Management’s plans include the continued increase in the sale of its products and raising capital through the sale of additional equity securities or debt. Management has been successful in the past in raising capital and deferring debt payments (as recently as February 2023 in modifying its debt terms with MidCap as per Note 7). The Company has been successful in obtaining the level of financing needed for its planned operations.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP).

In addition, the accompanying unaudited consolidated financial statements have been prepared on the same basis and accounting policy as the annual consolidated financial statements. Additional accounting policies related to transaction occurred during the reported interim period is described below.

These condensed consolidated financial statements reflect all adjustments that are of a normal recurring nature and that are considered necessary for a fair statement of the results of the periods presented. Certain information

KEYSTONE DENTAL HOLDINGS, INC.

Notes to Unaudited Condensed Consolidated Financial Statements

For the six months ended June 30, 2023 and June 30, 2022

(In thousands, except share data; Unaudited)

and disclosures normally included in annual consolidated financial statements have been omitted in this interim period report pursuant to the rules and regulations of the Securities and Exchange Commission. Because the condensed consolidated interim financial statements do not include all of the information and disclosures required by U.S. GAAP for annual financial statements, they should be read in conjunction with the audited consolidated financial statements and notes. The results of operations for the six-month period and three-month period ending June 30, 2023, are not necessarily indicative of the results to be expected for the year ending December 31, 2023.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP require the Company to make judgments, assumptions, and estimates that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates. The Company bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Significant estimates relied upon in preparing these consolidated financial statements include reserves on revenues, allowance for doubtful accounts on accounts receivable, write-offs of inventory, the fair value of the reporting unit for goodwill necessary for impairment testing, the fair value of stock-based awards, and the recoverability of both the Company’s intangible assets and deferred tax assets and warrant derivative liability. Actual results may differ from these estimates.

Concentration of Credit Risk and Significant Customers

The Company has no significant off-balance sheet risks related to foreign exchange contracts, option contracts, or other foreign hedging arrangements. The majority of the Company’s cash and cash equivalents are held with a single major financial institution. The Company, by policy, routinely assesses the financial strength of its customers. As a result, the Company believes that its accounts receivable credit risk exposure is limited. As of June 30, 2023 and December 31, 2022, no single customer accounted for more than 10% of accounts receivable in either period.

Goodwill and Intangible Assets

There were no indicators of impairment to the Company’s goodwill and intangible assets balances for the six months ended June 30, 2023.

Revenue Recognition

The Company applies FASB’s Revenue from Contracts with Customers (ASC 606).

Pursuant to ASC 606, the Company recognizes revenue when a customer obtains control of promised goods or services. The amount of revenue that is recorded reflects the consideration that the Company expects to receive

KEYSTONE DENTAL HOLDINGS, INC.

Notes to Unaudited Condensed Consolidated Financial Statements

For the six months ended June 30, 2023 and June 30, 2022

(In thousands, except share data; Unaudited)

in exchange for those goods or services. The Company applies the following five-step model in order to determine this amount: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations, including whether they are capable of being distinct or distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation.

The Company primarily sells its products to dental professionals and healthcare offices or via a number of international distributors (i.e., its customers) under legally enforceable, executed contracts. The Company recognizes revenue from product sales when the direct sales customer/distributor obtains control of the Company’s product, which typically occurs upon shipment, in return for an agreed-upon, fixed-price consideration. Performance obligations are generally settled quickly after purchase order acceptance; therefore, the value of unsatisfied performance obligations at the end of any reporting period is generally immaterial.

The Company’s payment terms are consistent with prevailing practice in the respective markets in which the Company does business. Payment terms fall within the one-year guidance for the practical expedient, which allows the Company to forgo adjustment of the contractual payment amount of consideration for the effects of a significant financing component.

Product Returns

The Company provides its customers with the right to return products for a refund of the purchase price or for an account credit, if the return is made within a specified number of days from the original invoice date. The Company records a product return reserve based upon an estimate of specific returns and a review of historical returns experience. Adjustments are made to the product return reserve as returns data and historical experience change. The provision for product return estimates is recorded as a reduction of revenue. A product return reserve of approximately $218,000 and $219,000 is included in accrued expenses as of June 30, 2023 and December 31, 2022, respectively.

Warranty

Keystone offers a lifetime implant warranty program. The warranty applies only to implants that fail to Osseo integrate. Implant failures typically occur within the first 12 months as implant failures of this nature are rare. Accordingly, the warranty does not represent a separate performance obligation. A provision is recorded upon revenue recognition to costs of revenues for estimated warranty expense based on historical experience. Related costs are charged to the warranty accrual as incurred. A warranty accrual of approximately $110,000 and $110,000 is included in accrued expenses as of June 30, 2023 and December 31, 2022, respectively.

Derivatives

The Company evaluates all of its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives pursuant to ASC 480 and ASC 815-15. The derivative is recorded at fair value at inception and re-valued at each reporting date, with any changes in fair value recognized as a component of “other income, net” in the Company’s Consolidated Statement of Operations and Comprehensive Loss each period.

KEYSTONE DENTAL HOLDINGS, INC.

Notes to Unaudited Condensed Consolidated Financial Statements

For the six months ended June 30, 2023 and June 30, 2022

(In thousands, except share data; Unaudited)

Net Loss Per Share

Basic net income (loss) per share is computed by dividing income (loss) by the weighted-average number of shares outstanding during the year. Diluted net income (loss) per share is computed by dividing net income (loss) by the weighted-average number of shares outstanding during the period, while giving effect to all potentially dilutive shares to the extent they are dilutive.

Securities that may participate in dividends with the common stock (such as the common stock subject to possible redemption) are considered in the computation of basic income (loss) per share using the two-class method. In periods of net loss, such participating securities are not included in the computation, since the holders of such securities do not have a contractual obligation to share the losses of the Company (as such securities have a right to receive a mandatory redemption amount upon redemption, if a redemption will occur).

In computing diluted loss per share, basic loss per share is adjusted to reflect the potential dilution that could occur upon the exercise of options, warrants and rights for future investment issued or granted using the “treasury stock method”. Basic and diluted net loss per share attributable to common stockholders was calculated as follows (amount in thousands except share and per share data):

	Three Months Ended June-30		Six Months Ended June-30
	2023	2022	2023	2022
Numerator:
Net loss attributable to common stockholders	$(5,234)	$(9,306)	$(10,604)	$(13,807)

Adjusted net loss attributable to common stockholders	$(5,234)	$(9,306)	$(10,604)	$(13,807)

Denominator:
Weighted-average shares of common stock outstanding-basic and diluted	10,029,960	10,029,960	10,029,960	9,951,800

Net loss per share attributable to common stockholders-baisc and diluted	$(0.52)	$(0.93)	$(1.06)	$(1.39)

All potential shares of common stock for outstanding stock options and warrants were excluded from the computation of diluted net loss per share as their effect would have been antidilutive for three months ending June 2023 and June 2022 of 4,196,383 and 3,999,444 respectively and the six months ended June 2023 and June 2022 4,196,383 and 3,999,444 respectively.

Accounting Pronouncements not yet effective

ASU 2022-06, “Reference Rate Reform” (Topic 848)

The amendments in this update provide optional guidance for a limited period of time to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting as the LIBOR reference rate. During 2022 FASB has deferred the Sunset Date to 31 December 2024. As a result, the Company

KEYSTONE DENTAL HOLDINGS, INC.

Notes to Unaudited Condensed Consolidated Financial Statements

For the six months ended June 30, 2023 and June 30, 2022

(In thousands, except share data; Unaudited)

will continue to assess the impact of the LIBOR transition. As at June 30, 2023 there are no current impacts identified for the company financial statements.

ASU No. 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”

In June 2016, The FASB has issued Accounting Standards Update (ASU) No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”).

The ASU is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. ASU 2016-13 requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. ASU 2016-13 also requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an organization’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements.

Based on the provisions of ASU 2019-10, which deferred the effective date of ASU 2016-13, the guidance became effective for the Company for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years (i.e., January 1, 2023, for the Company). The adoption of ASU 2016-13 did not have significant impact on the Company’s consolidated financial statements.

ASU 2021-08, “Accounting for Contract Assets and Contract Liabilities from Contracts With Customers”

On October 2021, the FASB issued ASU 2021-08 which amends ASC 805 to require acquiring entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. This replaces the current guidance under acquirer generally recognizes such items at fair value on the acquisition date.

The guidance will be effective for the Company beginning January 1, 2024, and interim periods in that fiscal year. Early adoption is permitted. The amendments should be applied prospectively to business combinations occurring on or after the effective date of the amendments.

3. FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, short-term loans payable, warrant derivative liability and debt. The carrying value of accounts receivable and accounts payable approximates fair value due to the short-term maturity of these instruments. Based on variable borrowing rates of debt, which management believes would be available to the Company for similar issues of debt, taking into account the credit risk of the Company and other market factors, the carrying value of the loans payable approximates fair value. The warrant derivative liability is measured at fair value of each reporting date.

Warrant Derivative Liability

Certain warrant that were granted by the Company to a financial entity (Midcap) through funding transaction entitle the financial entity the right to receive cash in certain circumstances that are considered beyond the control of the company. The Company classified the obligation as a non-current liability and accounted for the warrant as a financial derivative liability measured upon initial recognition and on subsequent periods at fair value.

KEYSTONE DENTAL HOLDINGS, INC.

Notes to Unaudited Condensed Consolidated Financial Statements

For the six months ended June 30, 2023 and June 30, 2022

(In thousands, except share data; Unaudited)

Modifications or exchanges of loans

Modifications to, or exchanges of, financial instruments such as loans or convertible loans, are accounted for as a modification or an extinguishment, following to provisions of ASC 470-50, “Debt – Modification and Extinguishments” (ASC 470-50). Such an assessment done by management either qualitatively or quantitatively based on the facts and circumstances of each transaction.

Under ASC 470-50, modifications or exchanges are generally considered extinguishments with gains or losses recognized in current earnings if the terms of the new debt and original instrument are substantially different. The instruments are considered “substantially different” when the present value of the cash flows under the terms of the new debt instrument (plus the fair value of any noncash consideration issued as part of the modification or exchange transaction, such as warrant, options etc.) is at least 10% different from the present value of the remaining cash flows under the terms of the original instrument.

If the terms of a debt instrument are changed or modified and the present value of the cash flows under the terms of the new debt instrument is less than 10%, the debt instruments are not considered to be substantially different, except in the following two circumstances: (i) the transaction significantly affects the terms of an embedded conversion option, such that the change in the fair value of the embedded conversion option (calculated as the difference between the fair value of the embedded conversion option immediately before and after the modification or exchange) is at least 10% of the carrying amount of the original debt instrument immediately before the modification or exchange or (ii) the transaction adds a substantive conversion option or eliminates a conversion option that was substantive at the date of the modification or exchange.

If the original and new debt instruments are considered as “substantially different”, the original debt is derecognized and the new debt is initially recorded at fair value, with the difference recognized as an extinguishment gain or loss under financial expense or income as applicable. If the original and new debt instruments are not considered as “substantially different, they are accounted for prospectively as yield adjustments, based on the revised terms.

The fair values of the Warrant was determined by the Company’s management with the assistance of an independent valuation firm by using the Black-Scholes Model.

4. INVENTORIES

Inventories as of June 30, 2023 and December 31, 2022, consist of the following (in thousands):

	June 30, 2023	December 31, 2022
Raw Materials	$2,021	$2,243
Work in Process	520	453
Finished Goods	7,579	7,854

Total	$10,120	$10,550

Inventory write-downs for the three months ended June 30, 2023 and 2022 were $128 thousand and $36 thousand, respectively. Inventory write-downs for the six months ended June 30, 2023 and 2022 were $173 thousand and $84 thousand, respectively.

KEYSTONE DENTAL HOLDINGS, INC.

Notes to Unaudited Condensed Consolidated Financial Statements

For the six months ended June 30, 2023 and June 30, 2022

(In thousands, except share data; Unaudited)

5. PROPERTY AND EQUIPMENT, NET

Property and equipment are carried at cost, less accumulated depreciation. A summary of the components of property and equipment as of June 30, 2023 and December 31, 2022, is as follows (in thousands):

	June 30, 2023	December 31, 2022
Machinery, equipment, and tooling	$8,579	$7,591
Computer equipment and software	2,662	2,582
Leasehold improvements	4,421	4,474
Furniture and fixtures	550	532
Total property and equipment	16,212	15,179

Less Accumulated Depreciation	(8,137)	(7,539)

Property and equipment, net	$8,075	$7,640

6. INTANGIBLE ASSETS AND GOODWILL

Intangible Assets

The Company’s intangible assets by type as of June 30, 2023 and December 31, 2022, are as follows (in thousands):

	June 30, 2023
	Amortization Period (in years)	Gross	Accumulated Amortization	Net
Technology	6 - 14	$57,440	$(32,682)	$24,758
Customer Relationships	5 -10	16,462	(11,237)	5,225

Total		$73,902	$(43,919)	$29,983

	December 31, 2022
	Amortization Period (in years)	Gross	Accumulated Amortization	Net
Technology	6 - 14	$57,440	$(30,158)	$27,282
Customer Relationships	5 - 10	16,462	(10,701)	5,761

Total		$73,902	$(40,859)	$33,043

Amortization of intangible assets was $1,472 thousand and $1,673 thousand for the three months ended June 30, 2023 and 2022, respectively and $3,060 thousand and $3,349 thousand for the six months ended June 30, 2023 and 2022, respectively. The Company did not record an impairment charge related to finite-lived intangible assets for any of the periods presented.

KEYSTONE DENTAL HOLDINGS, INC.

Notes to Unaudited Condensed Consolidated Financial Statements

For the six months ended June 30, 2023 and June 30, 2022

(In thousands, except share data; Unaudited)

The estimated amortization expense for each of the next five years is as follows (in thousands):

Year Ending December 31, 2023
2023	$6,005
2024	5,907
2025	5,662
2026	5,554
2027	5,554
Thereafter	1,301

Total	$29,983

Goodwill

There were no changes to the Company’s goodwill balances during the six months ended June 30, 2023.

7. DEBT

MIDCAP TERM LOAN AND REVOLVING LOAN

On June 7, 2022, the Company, and related entities, entered into a $25 million Term Loan agreement and a $5 million Revolving Loan agreement with Midcap Financial Trust (“Midcap”). The new agreements replaced the Company’s previous Credit Agreement with SWK as noted below.

The Term Loan and the Revolving Loan both mature in May 2027, unless prepaid in case of an Event of Default or in case the Company exercises its prepayment option. Principal payments on the Term Loan are due on a monthly basis starting from June 1, 2025, in twenty-four equal payments.

All assets of the Company are pledged as collateral to secure the Term Loan and the Revolving Loan. The agreements also contain a financial covenant of a Minimum Net Revenue Threshold for each period, as defined. The Company met the financial covenant as of June 30, 2023, and December 31, 2022.

The Term Loan and Revolving Loan agreements bear interest at the sum of the SOFR Interest Rate plus the Applicable Margin (7.5%) and (4%), respectively. In no event shall the interest charged with respect to the Term Loan, or the Revolving Loan exceed the maximum amount permitted under the laws of the State of New York or of any other applicable jurisdiction (the “Maximum Lawful Rate”).

If payments of principal, interest due on the obligations, or any other amounts due are not timely made and remain overdue for a period of five days, the Company shall pay as additional compensation, an amount equal to 5.0% of that portion of each payment not paid when due.

If any advance under the Term Loan or the Revolving Loan Agreement is prepaid at any time, the Company shall pay a prepayment fee that equals to an amount determined by multiplying the amount being prepaid by the following applicable percentage amount:

(iv)	three percent (3.00%) for the first year following the Closing Date,

(v)	(ii) two percent (2.00%) for the second year following the Closing Date, and

(vi)	(iii) one percent (1.00%) thereafter.

KEYSTONE DENTAL HOLDINGS, INC.

Notes to Unaudited Condensed Consolidated Financial Statements

For the six months ended June 30, 2023 and June 30, 2022

(In thousands, except share data; Unaudited)

The replacement of the existing Credit Agreement with SWK was accounted for as a debt extinguishment as the lender has changed. As a result of the extinguishment, the Company recognized $277,000 (which includes $87,000 unamortized debt issuance costs) as an immediate expense in June 2022.

Amendment to MidCap agreement

On January 24, 2023, the Company and related entities entered into a second loan tranche of $15,000,000 term loan agreement with MidCap and issued warrant to MidCap. The new amendment is in addition to the existing loan agreement with MidCap Financial Trust.

The company applied the provisions of ASC 470-50, “Debt – Modification and Extinguishments” (ASC 470-50) with respect to the amendment and has determines that financial instruments are not considered as “substantially different and therefore it was not accounted for as a debt extinguishment.

The term loan and revolver line of credit agreements bear interest at the sum of the SOFR interest rate plus the applicable margin (7.5%), respectively. The annual interest floor for the term loan and the revolver line of credit of 2.5%. In no event shall the interest charged with respect to the term loan, or the revolving loan exceed the maximum amount permitted under the laws of the state of New York or of any other applicable jurisdiction (‘the maximum lawful rate’).

Upon initial recognition, the company accounted for the warrant as a financial derivative liability at fair value and the remaining amount received was allocated to the second loan tranche which is accounted for using the effective interest method.

As part of the amendment to the MidCap term loan agreement the company issued a warrant to purchase 95,785 common shares at a price per share of $20.88, with expiration at the earlier of an acquisition (as defined) or (ii) tenth anniversary from the issue date. The Company shall not cause or permit the redemption of its common stock or other equity interests (except in the case of a permitted distribution, as defined) until that date which is no earlier than 91 days after payment in full of the Obligations.

The Company accounts for the warrants issued in accordance with US GAAP accounting guidance under ASC 480, which requires that instrument within its scope to be classified as a liability measured at fair value on the issuance date, with changes in fair value recognized as other income/expense in the condensed consolidated statements of operations. Based on this guidance, the Company determined that these warrants did not meet the criteria for classification as equity. Accordingly, the Company classified the warrants as long-term liabilities.

The fair value of the Company’s warrant liabilities is valued at $849,709 as at June 30 2023, and $356,320 as of March 31, 2023, utilizing Level 3 inputs. The Company recognized losses of $493,389 for the six-month period ending June 30, 2023.

KEYSTONE DENTAL HOLDINGS, INC.

Notes to Unaudited Condensed Consolidated Financial Statements

For the six months ended June 30, 2023 and June 30, 2022

(In thousands, except share data; Unaudited)

The Company used a Black-Scholes model to estimate the fair value of the warrant liabilities at June 30, 2023 and January 24, 2023 using the following significant inputs:

	June 30, 2023	January 24, 2023
Fair value of underlying common shares	$14.67	$15.81
Exercise price	$20.88	$20.88
Expected dividend yield	0%	0%
Expected volatility	54.39%	45.68%
Risk-free interest rate	3.95%	4.12%
Expected term (years)	9.6	2

Israel Loan

On August 19, 2020, the Company’s subsidiary in Israel entered into a loan agreement with Bank of Hapoalim for 2.0 million New Israeli Shekels (NIS), approximately $600,000. The loan bears an interest rate of the Israel Bank Prime Rate less 1.6%. Repayments of the loan commenced August 2021 and the loan matures on August 2025. The Company incurred approximately $11 thousand of interest expenses for the six months ended June 30, 202/3.

See also note 3 above.

Revolving Line of Credit with SVB

The Company had no drawdowns taken against the SVB revolving line of credit. In June 2022, the SVB revolving line was replaced by the MidCap revolving line of credit.

Aggregate debt maturities for each of the succeeding fiscal years are as follows (in thousands):

As of June 30, 2023
2023	$132
2024	132
2025	11,557
2026	20,000
2027	8,334

Gross debt maturities	40,155
Less: debt discount and issuance costs	(949)

Net debt maturities	$39,206

8. COMMITMENTS AND CONTINGENCIES

In the normal course of its operations, the Company is a party to various legal proceedings and complaints, some of which are covered by insurance. While it is not feasible to predict the ultimate resolution of such matters, management of the Company is not aware of any claims or contingencies which are not covered by insurance that would have a material adverse effect of the Company’s balance sheet, operations and comprehensive loss, stockholders’ equity, or cash flows.

KEYSTONE DENTAL HOLDINGS, INC.

Notes to Unaudited Condensed Consolidated Financial Statements

For the six months ended June 30, 2023 and June 30, 2022

(In thousands, except share data; Unaudited)

9. STOCK-BASED COMPENSATION

In 2019, the Company adopted the Keystone Dental Holdings 2019 Stock Option Plan “the Plan”. The Plan allows for the granting of stock options, restricted shares, and stock appreciation rights to employees, directors, and consultants. Stock options issued under the Plan expire 10 years from the date of grant. Vested and unexercised options are canceled three months after termination, and unvested awards are canceled on the date of termination of employment and become available for future grants.

Stock based awards are granted with an exercise price estimate equal to the market price estimate of the Company’s stock on the date of the grant. Awards contain service conditions and they generally become exercisable ratably over one to four years with a maximum contractual term of ten years.

The Company estimates the fair value of stock options using the Black-Scholes valuation model. Key input assumptions used to estimate the fair value of stock options include the fair value of the stock price on the date of grant, the expected award term, the expected volatility of comparable public companies over the option’s expected term, the risk-free interest rate over the award’s expected term, and the Company’s expected annual dividend yield.

The expected volatility assumption is evaluated against the historic volatility of common stock for comparable public companies over the expected term, as calculated under the simplified method, the risk-free rate assumption is based on the U.S. Treasury interest rates at the time of grant.

The weighted-average grant date fair value per share of stock options granted for the six months ended June 30, 2023 and 2022, was $11.84 and $11.16, respectively. The fair value of each employee option during 2023 and 2022 was estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions:

	2023	2022
Risk free interest rate	1.86% - 2.81%	0.83% - 1.62%
Expected volatility	78% - 128%	70% - 81%
Expected life (years)	5.27 - 10	5.50 - 10
Expected dividend yield	0.00%	0.00%
Share Price	$15.81	$15.81

Stock Options:

The Company presents the expenses related to stock-based compensation awards in the same expense line items as cash compensation paid to each of its employees as follows (in thousands):

	Three Months Ended June 30, 2023	Three Months Ended June 30, 2022	Six Months Ended June 30, 2023	Six Months Ended June 30, 2022
Cost of revenues	$56	$17	$65	$33
Selling and marketing	161	166	334	301
Research and development	51	95	103	157
General and administrative	279	544	758	1,046

Total stock based compensation expense	$547	$822	$1,260	$1,537

KEYSTONE DENTAL HOLDINGS, INC.

Notes to Unaudited Condensed Consolidated Financial Statements

For the six months ended June 30, 2023 and June 30, 2022

(In thousands, except share data; Unaudited)

The stock option activity for the six months ended June 30, 2023 and 2022 are as follows:

	Number of Shares	Weighted Average Exercise Price Per Share	Weighted Average Expected Remaining Term Per Share	Aggregate Intrinsic Value Per Share
Options outstanding at January 1, 2023	1,699,226	$11.46	7.35	$7.39
Granted	127,000	15.81	9.11	$11.17
Exercised
Forfeited	(85,929)	10.00
Cancelled	(6,070)	10.00

Options outstanding at June 30, 2023	1,734,227	$11.84	7.10	$7.67

Options outstanding at January 1, 2022	1,541,625	$10.58	7.95	$6.60
Granted	111,500	19.06	9.91	$13.76
Exercised
Forfeited
Cancelled	(250)	10.00

Options outstanding at June 30, 2022	1,652,875	$11.16	8.01	$7.36

All the 1,734,227 stock options outstanding on June 30, 2023, are vested or are expected to vest, with a weighted-average exercise price of $11.84. The weighted average remaining contractual term of the vested and expected to vest stock options was 7.1 years as of June 30, 2023.

As of June 30, 2023, total unrecognized compensation costs related to non-vested stock options was approximately $4,619,380 and is expected to be recognized over a weighted average period of 2.65 years.

The exercisable options as of June 30, 2023 were as follows:

	June 30, 2023
	Number of Shares	Weighted Ave Exercise Price	Weighted Average Remaining Term (in years)	Aggregate Intrinsic Value
Incentive stock options	1,091,916	$10.69	4.54	$9.51
Non-qualified stock options	124,111	$10.70	7.16	$8.38

	1,216,027

9. INCOME TAX

The income tax benefit for the three months ending June 30, 2023 was $625 thousand and for the six months ended June 30, 2023, was $835 thousand. The benefit primarily consists of the tax effects of foreign operating results.

In determining the realizability of the net United States federal and state deferred tax assets, the Company considers numerous factors including historical profitability, estimated future taxable income, prudent and feasible tax planning strategies, and the industry in which it operates. Management reassesses the realization of the deferred tax assets each reporting period, which resulted in a valuation allowance against the full amount of the Company’s United States deferred tax assets. To the extent that the financial results of the United States

KEYSTONE DENTAL HOLDINGS, INC.

Notes to Unaudited Condensed Consolidated Financial Statements

For the six months ended June 30, 2023 and June 30, 2022

(In thousands, except share data; Unaudited)

operations improve in the future and the deferred tax assets become realizable, the Company will reduce the valuation allowance through earnings.

The Company and one or more of its subsidiaries file United States federal income tax returns and tax returns in various state and foreign jurisdictions. With limited exceptions, the Company is no longer subject to federal, state, local or foreign examinations for years ending prior to December 31, 2018. However, carryforward attributes that were generated in closed years may still be adjusted upon examination by state or local tax authorities if they either have been or will be used in a future period.

Utilization of the net operating losses and research and development credit carryforwards may be subject to a substantial annual limitation under Section 382 of the Internal Revenue Code of 1986 (and similar state and foreign provisions) due to ownership change limitations that have occurred previously or that could occur in the future. There have been one or more ownership changes that will limit the amount of net operating losses and research and development credit carryforwards that the Company can utilize annually to offset future taxable income and tax, respectively. Management, however, has not completed a study to assess the ownership change identified, or whether there have been multiple ownership changes since the Company’s formation, due to the significant complexity and related costs associated with such study. There also could be additional ownership changes in the future, which may result in additional limitations in the utilization of the carryforward net operating losses and credits. A full valuation allowance has been provided against the net operating losses and the research and development credits and, if an adjustment is required, this adjustment would be offset by an adjustment to the valuation allowance. Thus, there would be no impact on the consolidated balance sheets or consolidated statements of operations, if an adjustment were required.

10. STOCKHOLDERS’ EQUITY

Common Stock

Each holder of a share of common stock is entitled to one vote per share held. The holders of shares of common stock are entitled to dividends as declared by the board of directors of the Company.

Crossover Financing

In connection with the acquisition of Osteon, on August 31, 2021, the Company issued 1,197,369 shares of its common stock to certain investors for an aggregate consideration of $25.0 million. In the event shares of the Company’s common stock are not traded on a national public market in the United States within two years of such stock issuance, the Company is required to redeem all such shares at a price equal to 1.25 times the issue price. In the event the offering price of the common stock in an initial public offering of the common stock is less than 1.25 times the issue price, the Company must issue to such investors additional shares of common stock such that each investor shall hold shares of common stock (with a value, based upon the offering price in the initial public offering) equal to 1.25 times the issue price. In addition, if the Company merges or sells substantially all of its assets or capital stock to a third party within two years of the stock issuance, and the fair market value of the consideration payable for the common stock in such transaction is less than 1.25 times the issue price, the Company shall, at the investors’ election, redeem such shares at a price equal to 1.25 times the issue price.

As of March 31, 2023, pursuant to the provision of section 1.5 to the crossover financing agreement, the redemption date was delayed and extended by the Company, as is required under the Mid Cap term loan agreement (see also Note 6).

KEYSTONE DENTAL HOLDINGS, INC.

Notes to Unaudited Condensed Consolidated Financial Statements

For the six months ended June 30, 2023 and June 30, 2022

(In thousands, except share data; Unaudited)

As of June 30, 2023, pursuant to the Business Combination agreement undertaken with Check Cap, the conversion is expected to occur when the transaction is completed.

11. RELATED PARTY TRANSACTIONS

On an ongoing basis, the Company shall reimburse AGP for its ongoing operational fees and expenses incurred, not to exceed $50,000 in any calendar year.

12. ENTITY-WIDE INFORMATION

Total revenue by geographic location based on the location of the customer in total and as a percentage of total revenue are as follows (amounts in thousands):

	Three Months Ended June-30				Six Months Ended June-30
	2023		2022		2023		2022
	Total Revenues	Percentage of Revenues	Total Revenues	Percentage of Revenues	Total Revenues	Percentage of Revenues	Total Revenues	Percentage of Revenues
United States	$11,981	70%	$11,472	74%	$23,984	72%	22,130	73%
EMEA	$2,128	13%	$1,596	10%	3,835	11%	3,421	11%
Asia Pacific	$2,299	14%	$2,119	14%	4,543	14%	4,054	13%
Other	$603	4%	$372	2%	1,022	3%	791	3%

Total	$17,011	100%	$15,560	100%	$33,384	100%	$30,396	100%

The Company categorizes its product portfolio into four product groups: Implants, Biomaterials, Osteon and Other (primarily freight and motors). Product revenue by product group is as follows (amounts in thousands):

	Three Months Ended June-30				Six Months Ended June-30
	2023		2022		2023		2022
	Total Revenues	Percentage of Revenues	Total Revenues	Percentage of Revenues	Total Revenues	Percentage of Revenues	Total Revenues	Percentage of Revenues
Implants	$8,388	49%	$8,109	52%	$16,631	50%	15,991	53%
Biomaterials	$4,282	25%	$4,237	27%	8,577	26%	8,660	28%
Osteon	$3,591	21%	$2,054	14%	6,686	20%	3,801	13%
Other	$750	5%	$1,160	7%	1,490	4%	1,944	6%

Total	$17,011	100%	$15,560	100%	$33,384	100%	$30,396	100%

13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events from the balance sheet date through September 1, 2023, the date at which the consolidated financial statements were available to be issued, for events requiring recording or disclosure in the consolidated financial statements.

Keystone Dental Holdings, Inc. (“Keystone Dental”) and Check-Cap Ltd. (“Check-Cap” or the “Company”) (NASDAQ: CHEK) announced on August 16, 2023, that they have entered into a definitive Business Combination Agreement (the “Business Combination Agreement”) under which the stockholders of Keystone

KEYSTONE DENTAL HOLDINGS, INC.

Notes to Unaudited Condensed Consolidated Financial Statements

For the six months ended June 30, 2023 and June 30, 2022

(In thousands, except share data; Unaudited)

Dental will become the majority holders of the combined company. If completed, the business combination will create a public company headquartered in Irvine, CA and focused on advancing commercial execution and market development of Keystone Dental’s comprehensive portfolio of implants, arches and other tooth replacement solutions comprised of restoration products, prosthetic solutions, biomaterial, and digital dentistry capabilities.

Upon closing of the transaction, the combined company will trade on the NASDAQ under the symbol “KSD.” The executive team of Keystone Dental will serve as the executive team of the combined company, led by Melker Nilsson, Keystone’s Chief Executive Officer.

On a pro forma basis and based upon the number of shares to be issued in the business combination, current Check-Cap shareholders will own approximately 15% of the combined company and Keystone Dental stockholders will own approximately 85% of the combined company. The actual allocation will be subject to adjustment based on Check-Cap’s cash balance at the time of closing. The Business Combination Agreement provides for a Check-Cap net cash target of $22.3 million at closing of the transaction.

Immediately prior to closing, Keystone will issue additional shares of its common stock to the Crossover round investors resulting from anti-dilution protection for such investors.

The proposed transaction has been approved by the board of directors of both companies. The business combination is subject to the approval a majority of the Check-Cap shareholders present at a special meeting of shareholders, which is expected to occur in the fourth quarter of 2023, along with the satisfaction or waiver of other customary conditions. Necessary Keystone shareholders’ approval has been obtained. In addition, Keystone obtained the required wavier from MidCap. Closing is expected in the fourth quarter of 2023.

CHECK CAP LTD.

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Check-Cap Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Check-Cap Ltd. and subsidiaries (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of operations, shareholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “ consolidated financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Changes in Ordinary Share Capital– Refer to Note 10 to the Consolidated Financial Statements

Critical Audit Matter Description

During the year ending December 31, 2022, the Company raised equity in the aggregate amount of $10,000 thousands ($8,850 thousands net of issuance expenses), through an equity transaction, by issuing shares and warrants.

We deemed our audit over the allocation, classification and accuracy of equity transaction as challenging from a perspective of audit effort in comparison to our audit as a whole, because of the amount of equity transaction and due to the magnitude of total amounts raised. As such, we believe this represents a critical audit matter.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to equity transaction included the following, among others:

1.	We read the agreements and analyzed the terms of the Company’s equity transaction.

2.	We evaluated the interpretation and application of the relevant accounting guidance in relation to the appropriateness of the classification in equity of warrants issued in this transaction.

3.	We agreed the consideration received from the transaction to the respective bank statement.

4.	We compared the shares issued and outstanding to the confirmation obtained directly from the transfer agent.

/s/ Brightman Almagor Zohar & Co.

Certified Public Accountants

A Firm in the Deloitte Global Network

Tel Aviv, Israel

March 31st, 2023

We have served as the Company’s auditor since 2005.

CHECK CAP LTD

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share and per share data)

		December 31,
	Note	2022	2021
Assets
Current assets
Cash and cash equivalents		$4,090	$26,457
Restricted cash	2(N)	352	350
Short-term bank deposit		37,609	25,104
Prepaid expenses and other current assets	3	579	839

Total current assets		42,630	52,750

Non-current assets
Property and equipment, net	4	1,751	1,793
Operating leases	5	1,060	1,116

Total non-current assets		2,811	2,909

Total assets		$45,441	$55,659

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accruals
Trade		$952	$1,050
Other		802	680
Employees and payroll accruals	6	1,261	1,961
Operating lease liabilities	5	337	350
Other current liabilities		56	—

Total current liabilities		3,408	4,041

Non-current liabilities
Royalties provision	8(A)	94	132
Operating lease liabilities	5	627	795

Total non-current liabilities		721	927

Shareholders’ equity	10
Share capital, Ordinary shares 48 NIS par value (18,000,000 authorized shares as of December 31, 2022 and 2021; 5,844,463 and 4,840,089 shares issued and outstanding as of December 31, 2022 and 2021, respectively) (1)		83,664	68,787
Additional paid-in capital		84,941	90,089
Accumulated deficit		(127,293)	(108,185)

Total shareholders’ equity		41,312	50,691

Total liabilities and shareholders’ equity		$45,441	$55,659

(1)	All share amounts have been retroactively adjusted to reflect a 1-for-20 share reverse split, see Note 1(A)(6).

The accompanying notes to the consolidated financial statements are an integral part of them.

CHECK CAP LTD

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

		Year ended December 31,
	Note	2022	2021	2020
Research and development expenses, net	12	$14,271	$12,349	$10,008
General and administrative expenses	13	5,763	4,972	3,924

Operating loss		20,034	17,321	13,932

Finance income, net	14	926	119	86

Net loss		$19,108	$17,202	$13,846

Comprehensive loss		$19,108	$17,202	$13,846

Loss per share:
Net loss per ordinary share—basic and diluted		$3.37	$4.14	$9.01

Weighted average number of ordinary shares outstanding—basic and diluted	15	5,671,786	4,159,870	1,537,060

The accompanying notes to the consolidated financial statements are an integral part of them.

CHECK CAP LTD

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share and per share data)

	Number	Amount	Additional paid-in capital	Accumulated deficit	Total Shareholders’ equity
Balance as of December 31, 2019	433,129	$5,407	$77,964	$(77,137)	$6,234
Changes during 2020:
Issuance of ordinary shares in private placement, net of issuance expenses in an amount of approximately $29	136,009	1,894	2,837	—	4,731
Issuance of ordinary shares and warrants in the April – May 2020 Financings, net of issuance expenses in an amount of $1,361	958,335	13,039	(2,900)	—	10,139
Issuance of ordinary shares and warrants in the Warrant Exercise Transaction, net of issuance expenses in an amount of $920	802,712	11,290	(2,578)	—	8,712
RSU vesting	1,258	16	(16)	—	—
Share-based compensation	—	—	408		408
Net loss	—	—	—	(13,846)	(13,846)
Balance as of December 31, 2020	2,331,443	$31,646	$75,715	$(90,983)	$16,378

Changes during 2021:
Exercise of warrants, net of issuance expenses in an amount of $22	1,210,235	18,099	1,120	—	19,219
Issuance of ordinary shares and warrants in the June 2021 Registered Direct Offering, net of issuance expenses in an amount of $3,199	1,296,297	19,011	12,790	—	31,801
Option exercise	350	5	(1)	—	4
RSU vesting	1,764	26	(26)	—	—
Share-based compensation	—	—	491	—	491
Net loss	—	—	—	(17,202)	(17,202)
Balance as of December 31, 2021	4,840,089	$68,787	$90,089	$(108,185)	$50,691

Changes during 2022:
Issuance of ordinary shares and warrants in the March 2022 Registered Direct Offering, net of issuance expenses in an amount of $1,150	1,000,000	14,815	(5,965)	—	8,850
RSU vesting	4,374	62	(62)		—
Share-based compensation	—		879	—	879
Net loss	—			(19,108)	(19,108)
Balance as of December 31, 2022	5,844,463	83,664	84,941	(127,293)	41,312

(1)	All share amounts have been retroactively adjusted to reflect a 1-for-20 share reverse split, see Note 1(A)(6).

The accompanying notes to the consolidated financial statements are an integral part of them.

CHECK CAP LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands, except share and per share data)

	2022	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(19,108)	$(17,202)	$(13,846)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	404	205	148
Share-based compensation	879	491	408
Financial expense (income), net	(624)	—	7

Changes in assets and liabilities items:
Decrease (increase) in prepaid and other current assets and non-current assets	273	(549)	106
Increase (decrease) in trade accounts payable, accruals and other current liabilities	207	362	(317)
Increase (decrease) in employees and payroll accruals	(700)	451	409
Decrease in royalties provision	(38)	(22)	(28)

Net cash used in operating activities	$(18,707)	$(16,264)	$(13,113)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(486)	(1,006)	(379)
Investment in short-term bank and other deposits	(12,022)	(15,000)	(10,072)

Net cash used in investing activities	$(12,508)	$(16,006)	$(10,451)

CASH FLOWS FROM FINANCING ACTIVITIES
Exercise of warrants into ordinary shares, net of issuance expenses	—	19,219	—
Issuance of ordinary shares in the registered direct offerings, net of issuance expenses	8,850	31,801	10,139
Options exercise	—	4	—
Issuance of ordinary shares and warrants in the Warrant Exercise Transaction, net of issuance expenses	—	—	8,712
Issuance of ordinary shares in the private placement, net of issuance expenses	—	—	4,731
Net cash provided by financing activities	$8,850	$51,024	$23,582

Net increase (decrease) in cash, cash equivalents and restricted cash	(22,365)	18,754	18

Cash, cash equivalents and restricted cash at the beginning of the year	26,807	8,053	8,035

Cash, cash equivalents and restricted cash at the end of the year	$4,442	$26,807	$8,053

Supplemental information for Cash Flow:

	2022	2021	2020
Supplemental disclosure of non-cash flow information
Purchase of property and equipment	35	161	45
Lease liabilities arising from obtaining right-of-use assets	307	1,048	151
Supplemental disclosure of cash flow information
Cash paid for taxes	5	33	5
Interest received	548	62	54
RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH TO THE CONSOLIDATED BALANCE SHEET
Cash and Cash equivalents	$4,090	$26,457	$7,703
Restricted cash included current assets	352	350	350

Total cash, cash equivalents, and restricted cash	$4,442	$26,807	$8,053

The accompanying notes to the consolidated financial statements are an integral part of them.

CHECK CAP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 1—GENERAL INFORMATION

A. General

(1)	Check Cap Ltd. (the “Company”) was incorporated under the laws of the State of Israel. The registered address of its offices is 29 Abba Hushi Avenue, Isfiya 3009000, Israel.

(2)	The Company has a wholly-owned subsidiary, Check-Cap US, Inc., that was incorporated under the laws of the State of Delaware on May 15, 2015.

(3)

The Company is a clinical-stage medical diagnostics company aiming to redefine colorectal cancer (CRC) screening and prevention through the introduction of C-Scan®, a screening test designed to detect polyps before they may transform into cancer to enable early intervention and cancer prevention. The Company’s disruptive capsule-based screening technology aims to significantly increase screening adherence worldwide and help millions of people to stay healthy through preventive CRC screening. C-Scan uses an ultra-low dose X-ray capsule, an integrated positioning, control and recording system, as well as proprietary software to generate a 3D map of the inner lining of the colon. C-Scan is non-invasive and requires no preparation or sedation, allowing the patients to continue their daily routine with no interruption as the capsule is propelled through the gastrointestinal tract by natural motility.

(4)

Since its inception, the Company has devoted substantially all of its efforts to research and development, clinical trials, recruiting management and technical staff, acquiring assets and raising capital. The Company is still in its development and clinical stage and has not yet generated revenues. The Company has incurred losses of $19,108 and $17,202 for the years ended December 31, 2022 and 2021, respectively. As of December 31, 2022, the Company’s accumulated deficit was approximately $127,293. The extent of the Company’s future operating losses and the timing of becoming profitable are uncertain.

The Company has funded its operations to date primarily through equity financings, sale of its ordinary shares and warrants, the exercise of warrants and other financing transactions and through grants from the Israel Innovation Authority of the Ministry of Economy and Industry (the “IIA”).

Additional funding will be required to complete the Company’s research and development and clinical trials, to attain regulatory approvals, to establish manufacturing infrastructure and to begin the commercialization efforts of C-Scan. The Company has not yet commercialized its product. Even if the Company commercializes its product, it may not become profitable in the foreseeable future. The Company’s ability to achieve profitability depends on a number of factors, including its ability to obtain regulatory approval for its product, successfully complete any post-approval regulatory obligations and successfully commercialize its product alone or in partnership.

To meet its capital needs, the Company is considering multiple alternatives, including, but not limited to, additional equity financings and other financing transactions. While the Company has been successful in raising funds in the past, there can be no assurance that it will be able to do so in the future on a timely basis on terms acceptable to the Company, or at all. Uncertain market conditions and approval by regulatory bodies and adverse results from clinical trials may (among other reasons) adversely impact the Company’s ability to raise capital in the future.

On March 21, 2023 , the Company announced that following its internal assessment of the clinical data collected to date from its clinical calibration studies, it has determined that the current efficacy results do not meet its goal

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 1—GENERAL INFORMATION  (Cont.)

A. General  (Cont.)

in order to proceed to the powered portion of the U.S. pivotal study and that therefore, the initiation of the second part of the U.S. pivotal study that was expected in mid-2023 is temporarily postponed. The Company adopted a plan of action that includes (among other things) a cost reduction plan in order to extend its cash runway, which it is in the process of implementing. Based on such plan, the Company believes that current cash on hand will be sufficient to fund its ongoing operations and plans into the fourth quarter of 2024. Management expects that the Company will continue to generate losses from the development, manufacturing and infrastructure costs, clinical development and regulatory activities of C-Scan, which will result in negative cash flow from operating activity. The actual amount of cash that the Company will need to operate is subject to many factors, including, but not limited to, the initiation, timing, progress and results of clinical trials and other product development efforts regulatory path along with cost to commercialize its product.

(5)	As described in Notes 10B(2)(b) and 10B(2)(d), on February 24, 2015, the Company consummated an Initial Public Offering in the United States (U.S.) (the “IPO”) concurrently with a private placement.

On August 11, 2016, the Company consummated a registered direct offering of ordinary shares and pre-funded warrants. See Note 10B(2)(h).

On June 2, 2017, the Company consummated a registered direct offering of ordinary shares and a simultaneous private placement of warrants. See Note 10B(2)(i).

On November 22, 2017, the Company consummated a registered direct offering of ordinary shares and a simultaneous private placement of warrants. See Note 10B(2)(j).

On May 8, 2018, the Company consummated an underwritten public offering of ordinary shares, pre-funded warrants and Series C warrants. See Note 10B(2)(k).

On February 6, 2019, the Company consummated a registered direct offering of ordinary shares and warrants. See Note 10B(2)(l).

In February 2020, the Company consummated a private placement of ordinary shares. See Note 10B(2)(m).

During April and May 2020, the Company consummated three registered direct offerings of ordinary shares and simultaneous private placements of warrants. See Note 10B(2)(n).

On July 27, 2020, the Company consummated a warrant exercise transaction to purchase ordinary shares and a simultaneous private placement of warrants. See Note 10B(2)(o).

During the first quarter of 2021, certain investors exercised their warrants previously issued by the Company. See Note 10B(2)(p).

On July 1, 2021, the Company consummated a registered direct offering of ordinary shares and warrants. See Note 10B(2)(q).

On March 3, 2022, the Company consummated a registered direct offering of ordinary shares and warrants. See Note 10B(2)(r).

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 1—GENERAL INFORMATION  (Cont.)

A. General  (Cont.)

The Company’s ordinary shares and Series C Warrants are listed on the NASDAQ Capital Market under the symbols “CHEK” and CHEKZ” respectively.

The Company’s Series A Warrants, formerly listed on the NASDAQ Capital Market under the symbol “CHEKW”, expired on February 24, 2020; and their listing was suspended on February 28, 2020.

The consolidated financial statements of the Company as of and for the year ended December 31, 2022 include the financial statements of the Company and its wholly-owned U.S. subsidiary.

(6)

On December 23, 2021, the Company announced that it received a letter from the Staff, indicating that the Company is not in compliance with the minimum bid price requirement for continued listing set forth in Nasdaq Listing Rule 5550(a)(2), which requires listed companies to maintain a minimum bid price of $1.00 per share. The Company was provided by Nasdaq with a compliance period of 180 calendar days (i.e., until June 21, 2022) to regain compliance pursuant to Nasdaq Listing Rules. On June 22, 2022, the Company received a letter from the Staff notifying it that Nasdaq granted the Company a 180-day extension, or until December 19, 2022, or the Extension Period, to regain compliance with the Minimum Bid Price Requirement. In order to regain compliance, on August 11, 2022, the Company’s shareholders approved a reverse share split (“Reverse Share Split”) of its ordinary shares within a range of 1 for 10 to 1 for 20, the exact ratio to be determined by further action of the Company’s Board of Directors, to be effective on a date to be determined by the Company’s Board of Directors and announced by the Company, and to amend the Company’s Articles of Association accordingly. The Board of Directors subsequently approved a reverse share split of the Company’s ordinary shares at the ratio of 1-for-20, such that each twenty (20) ordinary shares, par value NIS 2.40 per share, consolidated into one (1) ordinary share, par value NIS 48.00, effective as of November 23, 2022. The first date when the Company’s ordinary shares began trading on the Nasdaq Capital Market after implementation of the Reverse Share Split was November 25, 2022. Following the implementation of the Reverse Share Split, the Company’s authorized share capital comprised of 18,000,000 ordinary shares. No fractional ordinary shares were issued as a result of the Reverse Share Split. All fractional ordinary shares were rounded up to the nearest whole ordinary share. In addition, a proportionate adjustment made to the per share exercise price and the number of shares issuable upon the exercise of all outstanding options and warrants entitling the holders to purchase ordinary shares. Furthermore, following completion of the Reverse Share Split, the number of ordinary shares issuable pursuant to the Company’s 2006 Unit Option Plan and 2015 Equity Incentive Plan and 2015 US Sub-Plan to the 2015 Equity Incentive Plan, as well as the number of shares and exercise prices subject to outstanding options under the plans and the number of shares subject to outstanding restricted stock units (“RSUs”) under the plans were appropriately adjusted. The Company subsequently received a letter informing it that, for the 10 consecutive business days from November 25, 2022 to December 8, 2022, the closing bid price of the Company’s ordinary shares had been at $1.00 per share or greater and that accordingly, the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2) and Nasdaq considers the prior bid price deficiency matter now closed.

(7)

In early 2020, the World Health Organization declared the rapidly spreading coronavirus disease (COVID-19) outbreak a pandemic. The Company experienced temporary disruptions to its operations as a result of the COVID-19 pandemic including disruptions to the Company’s clinical studies For example, during a period of few months during the year ending December 31, 2022, there was a global shortage in iodine due to COVID-19, which is critical patient intake used in the C-Scan procedure. As a

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 1—GENERAL INFORMATION  (Cont.)

A. General  (Cont.)

result, the Company faced delays in its clinical trials. The extent to which the COVID-19 pandemic shall impact the Company’s operations in the future will depend on future developments, which are highly uncertain and cannot be predicted with confidence. In particular, any future spread of COVID-19 globally or the reinstatement of restrictions or other actions that may be required to contain COVID-19 or treat its impact could materially adversely impact the Company’s operations and workforce, including its research and clinical trials and its ability to continue raise capital, could affect the operations of key governmental agencies, such as the U.S. Food and Drug Administration (“FDA”), which may delay the Company’s development plans, and could result in the inability of the Company’s suppliers to deliver components or raw materials on a timely basis or at all, each of which in turn could have a material adverse impact on the Company’s business, financial condition and results of operation.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company`s consolidated financial statements are presented in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

A. Use of estimates in preparation of financial statements

The preparation of financial statements in conformity with US GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates.

B. Principles of consolidation

The Company’s consolidated financial statements include the financial statements of Check-Cap Ltd. and its wholly-owned subsidiary, Check-Cap US, Inc. The Company’s consolidated financial statements are presented after elimination of inter-company transactions and balances.

C. Financial statements in U.S. dollars

The Company has not yet generated revenues and the majority of its expenses are in U.S. dollars (dollar or USD) or NIS.

The financial statements are presented in dollars, which is the functional currency of the Company. In management’s judgment, setting the dollar as the Company’s functional currency, is based mainly on the following criteria: the Company’s budget and other Company internal reports, including reports to the Company’s Board of Directors and investors, are presented in dollars. Management uses these reports in order to make decisions for the Company. All of the Company’s equity financings have been in dollars; and it is expected that a significant portion of the Company’s future revenues will be in dollars.

Transactions and balances denominated in dollars are presented at their original amounts. Non-dollar transactions and balances have been re-measured to dollars in accordance with the provisions of ASC 830-10 “Foreign Currency Translation”. All transaction gains and losses from re-measurement of monetary balance sheet items

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Cont.)

C. Financial statements in U.S. dollars  (Cont.)

denominated in non-dollar currencies are reflected in the statement of operations as financial income or expenses, as appropriate.

D. Cash and cash equivalents

Cash and cash equivalents include cash in hand, short–term deposits in banks and short-term, highly liquid investments with an original maturity of up to three months, with a high level of liquidity that may be easily converted to known amounts of cash, and that are exposed to insignificant risk of change in value.

E. Short-term bank deposit

Short-term bank deposits are deposits with maturities of more than three months but less than one year. The short–term bank deposits are presented at their cost, including accrued interest, which approximates fair value.

F. Cash flow hedges

As a matter of policy, the Company uses derivatives for risk management purposes and does not use derivatives for speculative purposes. From time to time, the Company may enter into foreign currency zero-cost collars or minimal cost collars contracts to hedge foreign currency cash flow transactions.

As of December 31, 2022 and 2021, the Company had outstanding foreign exchange collars in the notional amount of approximately $5,264 and $3,466, respectively. These options were set for a period of up to eight months as of December 31, 2022. The Company measured the fair value of the options in accordance with provisions of ASC No. 820 (classified as level 2 of the fair value hierarchy). The fair value of the Company’s outstanding collars on December 31, 2022 and 2021 amounted to a liability, net of $56 and an asset, net, of $65, respectively and is included in other current liabilities and other current assets, respectively.

G. Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets at the following annual rates:

	Length of useful life	Depreciation rate
	Years	%
Office furniture and equipment	10-14	7-10
Laboratory equipment	3-7	15-33
Computers and auxiliary equipment	3	33

H. Impairment of long-lived assets

The Company’s long-lived assets are reviewed for impairment in accordance with ASC 360-10 “Accounting for the Impairment or Disposal of Long-Lived Assets” whenever events or changes in circumstances indicate that the carrying amount of an asset (or asset group) may not be recoverable. Recoverability of assets (or asset group) to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Cont.)

H. Impairment of long-lived assets  (Cont.)

recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the years ended December 31, 2022, 2021 and 2020, no impairment losses were recorded.

I. Research and development costs

Research and development costs are expensed as incurred and consist primarily of costs for personnel, subcontractors and consultants (mainly in connection with clinical trials) and materials for research and development and clinical activities. Grants received by the Company from the IIA are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred and applied as a deduction from research and development expenses. Such grants are included as a deduction of research and development costs.

J. Contingent liabilities

The Company accounts for its contingent liabilities in accordance with ASC No. 450, “Contingencies”. A provision is recorded when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated.

With respect to legal matters, provisions are reviewed and adjusted to reflect the impact of negotiations, estimated settlements, legal rulings, advice of legal counsel and other information and events pertaining to a particular matter. As of December 31, 2022, and 2021, the Company is not a party to any ligation that could have a material adverse effect on the Company’s business, financial position, results of operations or cash flows.

K. Share-based compensation

The Company recognizes expense for its share-based compensation based on the fair value of the awards granted. The Company’s share-based compensation plans provide for the award of stock options and restricted stock units. In accordance with ASC 718-10 “Compensation-Stock Compensation”, the Company estimates the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company’s consolidated statement of operations.

The Company recognizes compensation expenses for the value of its awards granted based on the graded-vesting method over the requisite service period for each separately vesting portion of the award. Accounting Standards Update (“ASU”) 2016-09, Compensation-Stock Compensation (Topic 718) allows companies to account for forfeitures when they occur.

The Company recognizes compensation cost for awards with performance conditions if and when the company concludes that it is probable that the performance conditions will be achieved. ASC 718’s use of the term probable is consistent with that term’s use in ASC 450, Contingencies, which refers to an event that is likely to occur (ASC Master Glossary). The Company reassess at each reporting period the probability of vesting for awards with performance conditions and adjusts compensation cost based on its probability assessment.

The Company selected the Black-Scholes-Merton option-pricing model as the most appropriate fair value method for its share-based awards. The option-pricing model requires a number of assumptions, of which the most significant are the fair market value of the underlying ordinary shares, expected share price volatility and

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Cont.)

K. Share-based compensation  (Cont.)

the expected option term. In the years ended December 31, 2022, 2021 and 2020, expected volatility was calculated based upon actual historical stock price movements over the most recent periods ending on the grant date, equal to the expected term of the options.

The expected option term represents the period of time that options granted are expected to be outstanding. The expected option term is determined based on the simplified method in accordance with Staff Accounting Bulletin No. 110, as adequate historical experience is not available to provide a reasonable estimate.

The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

L. Income taxes

The Company accounts for income taxes in accordance with ASC 740-10 “Accounting for Income Taxes.” This Statement requires the use of the liability method of accounting for income taxes, whereby deferred tax assets and liability account balances are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

In accordance with ASC 740, the Company reflects in the financial statements the benefit of positions taken in a previously filed tax return or expected to be taken in a future tax return only when it is considered ‘more-likely-than-not’ that the position taken will be sustained by a taxing authority. As of December 31, 2022 and 2021, the Company had no unrecognized income tax positions, and, accordingly, there is no impact on the Company’s effective income tax rate associated with these items.

M. Fair value of financial instruments

The Company measures its investments in money market funds (classified as cash equivalents) and its foreign currency net purchased options at fair value. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

•	Level 1. Observable inputs based on unadjusted quoted prices in active markets for identical assets or liabilities;

•	Level 2. Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

•	Level 3. Unobservable inputs for which there is little or no market data requiring the Company to develop its own assumptions.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Cont.)

N. Restricted Cash

The Company has granted a pledge in favor of Bank Leumi Le-Israel B.M in the amount of $352 and 350 as of December 31, 2022 and 2021, respectively to secure certain payment obligations of the Company in connection with hedge transactions. This amount was classified as restricted cash balance.

O. Leases

The Company accounts for leases in accordance with ASC 842 “Lesses.” Arrangements that are determined to be leases at inception are recognized as long-term operating lease assets and lease liabilities in the consolidated balance sheet at lease commencement. Operating lease liabilities are recognized based on the present value of the future lease payments over the lease term at commencement date. As the Company’s leases do not provide an implicit rate, the Company applies its incremental borrowing rate based on the economic environment at the commencement date in determining the present value of future lease payments. Lease terms may include options to extend the lease when it is reasonably certain that the Company will exercise that option. Lease expense for operating leases or payments are recognized on a straight-line basis over the lease term.

The Company has also elected the practical expedient to include both lease and non-lease components as a single component and account for it as a lease. Additionally, the Company has made a policy election not to capitalize leases with an original term of 12 months or less.

In accordance with ASC 360-10, management reviews operating lease assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable based on estimated future undiscounted cash flows. If so indicated, an impairment loss would be recognized for the difference between the carrying amount of the asset and its fair value.

P. Recent accounting pronouncements

In November 2021, the FASB issued ASU No. 2021- 10, Government Assistance (Topic 832). This ASU requires business entities to disclose information about government assistance they receive if the transactions were accounted for by analogy to either a grant or a contribution accounting model. The disclosure requirements include the nature of the transaction and the related accounting policy used, the line items on the balance sheets and statements of operations that are affected and the amounts applicable to each financial statement line item and the significant terms and conditions of the transactions. The ASU is effective for annual periods beginning after December 15, 2021. The disclosure requirements can be applied either retrospectively or prospectively to all transactions in the scope of the amendments that are reflected in the financial statements at the date of initial application and new transactions that are entered into after the date of initial application. The Company already adopted ASU No. 2021- 10, in its financial statements.

Q. Reclassification

Certain prior year amounts in the consolidated financial statements and the notes thereto have been reclassified where necessary to conform to the current year presentation. These reclassifications did not affect the prior period total assets, total liabilities, shareholders’ deficit, net loss or net cash used in operating activities.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 3—PREPAID EXPENSES AND OTHER CURRENT ASSETS

Composition:

	December 31,
	2022	2021
Government institutions	88	206
Prepaid expenses	260	470
Deposits	8	13
Other assets	223	150

	579	839

NOTE 4—PROPERTY AND EQUIPMENT, NET

Composition:

	December 31,
	2022	2021
Cost:
Office furniture and equipment	799	723
Laboratory equipment	1,915	1,721
Computers and auxiliary equipment	574	540

	3,288	2,984

Accumulated depreciation	1,537	1,191

Property and equipment, net	1,751	1,793

Depreciation expenses amounted to $346, $205 and $148 for the years ended December 31, 2022, 2021 and 2020, respectively.

NOTE 5—LEASES

(1)	On January 1, 2019, the Company adopted ASU 2016-02, using the modified retrospective approach for all lease arrangements at the beginning period of adoption.

(2)

On January 26, 2021, the Company entered into a new lease agreement, as amended (the “Amended Lease Agreement”), according to which, effective as of April 1, 2021, the Company leases a total of approximately 1,550 square meters at its facility located in Isfiya, Israel. The Amended Lease Agreement expires on December 31, 2023, and the Company has an option to extend the lease period for an additional three years. The Company has the right to terminate the Amended Lease Agreement at any time, upon at least 60 days prior written notice. Monthly rental expenses under the lease agreement are $16.1. Prior to entering into the Amended Lease Agreement, the Company leased approximately 900 square meters at the same facility under a lease agreement, originally scheduled to expire on May 31, 2022. According to ASC 842, the Amended Lease Agreement was accounted for as a lease modification and, therefore, the lease liability was remeasured as of the modification date with an adjustment recorded to the underlying right of use asset.

(3)	On December 30, 2021, the Company entered into a Sub-lease Agreement (the “Sub-lease Agreement”), with a Company supplier (the “Lessor”) according to which, the Company leases

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 5—LEASES  (Cont.)

approximately 70 square meters laboratory space for the production of certain components, at the supplier’s premises in Petach Tikva, Israel. The Sub-lease Agreement entered into effect on September 21, 2022, after receipt of certain permits including a business license from Petach Tikva municipality. The Sub-lease Agreement expires on January 31, 2025, and the Company has an option to extend the lease period for an additional two years. The Company has the right to terminate the Sub-lease Agreement at any time, upon at least 90 days prior written notice.

The Lessor has the right to terminate the Sub-lease Agreement, upon at least 12 months prior written notice. The Sub Lease Agreement is part of an amended service agreement with the supplier for certain additional services. Total monthly rental expenses under the Sub-lease Agreement and the payment for other services is $26.9. Following the effectiveness of the Sub-lease Agreement, the lease is recorded under ASC 842. As the Sub-lease Agreement is part of a service agreement with the supplier, management is required to evaluate the fair market amount attributed to the lease per month and based on its estimations, the amount allocated to the lease is approximately $2.8 and the portion allocated to monthly services is $24.1.

(4)

On March 1, 2022, the Company entered into a lease agreement of certain offices in Petach Tikva Israel, according to which, the Company leases approximately 140 square meters offices, The lease agreement expires on February 28, 2024, and the Company has an option to extend the lease period for two additional periods of one year each. Total monthly rental expense under the lease agreement is approximately $1.7. The lease agreement is recorded under ASC 842.

(5)	In addition, the Company leases vehicles under various operating lease agreements.

On December 31, 2022, the Company’s operating lease assets and lease liabilities (both the current and non-current portion) for operating leases totaled $1,060 and $964, respectively.

Supplemental cash flow information related to operating leases was as follows:

Year Ended December 31, 2022
Cash payments for operating leases	$389

The Company uses its incremental borrowing rate as the discount rate for its leases, as the implicit rate in the lease is not readily determinable. As of December 31, 2022, the Company’s operating leases had a weighted average remaining lease term of 3.4 years and a weighted average borrowing rate of 4.4%. Upon adoption of ASC 842, discount rates for existing operating leases were established as of January 1, 2019. Future lease payments under operating leases as of December 31, 2022 were as follows:

Operating Leases
2023	$352
2024	282
2025 and after	410

Total future lease payments	1,044
Less imputed interest	(80)
Total lease liability balance	$964

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 6—EMPLOYEE BENEFITS AND PAYROLL ACCRUALS

A. Composition:

	December 31,
	2022	2021
Short-term employee benefits:
Benefits for vacation and recreation pay	529	573
Liability for payroll, bonuses and wages	732	1,388

	1,261	1,961

B. Post-employment benefits

Pursuant to Israel’s Severance Pay Law, 1963, Israeli employees are entitled to severance pay equal to one month’s salary for each year of employment, or a portion thereof. All of the Company’s employees elected to be included under Section 14 of the Severance Pay Law, 1963 (“Section 14”). According to Section 14, employees are entitled only to monthly deposits, at a rate of 8.33% of their monthly salary, made in their name with insurance companies. Payments in accordance with Section 14 release the Company from any future severance payments under the Israeli Severance Pay Law, 1963 in respect of those employees; therefore, related assets and liabilities are not presented in the balance sheet.

C. Short-term employee benefits

(1) Paid vacation days

In accordance with the Yearly Vacation Law-1951 (the “Vacation Law”), the Company’s employees are entitled to a certain number of paid vacation days for each year of employment. In accordance with the Vacation Law and its appendix, and as determined in the agreement between the Company and the employees, the number of vacation days per year to which each employee is entitled is based on the seniority of the employee.

The employee may use vacation days based on his or her needs and with the Company’s consent, and accrue the remainder of unused vacation days, subject to the provision of the Vacation Law. The vacation days utilized first are those credited for the current year and subsequently from any balance transferred from the prior year (on a “LIFO” basis). An employee who ceased working before utilizing the balance of vacation days accrued is entitled to payment for the balance of unutilized vacation days.

(2) Related parties

For information regarding related parties, see Note 16.

NOTE 7—INCOME TAXES

A. The Company

Check-Cap Ltd. is taxed according to Israeli tax laws:

1. Corporate tax rates in Israel

The Israeli corporate tax rate in years 2020, 2021, 2022 and onwards is 23%.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 7—INCOME TAXES  (Cont.)

A. The Company  (Cont.)

2. The Law for the Encouragement of Capital Investments, 1959 (the “Investments Law”)

Under the Investments Law, including Amendment No. 60 to the Investments Law as published in April 2005, by virtue of the “Benefited Enterprise” status, the Company is entitled to various tax benefits as follows:

a) Reduced tax rates

The Company has one Benefited Enterprise program under the Investments Law, which entitles it to certain tax benefits with respect to income to be derived from the Company’s Benefited Enterprise. During the benefits period, taxable income from its Benefited Enterprise program (once generated) will be tax exempt for a period of ten years commencing with the year the Company will first earn taxable income relating to such enterprise. The Company chose 2010 as the year of election (the “Year of Election”). Due to the location of the Company’s offices, the Company believes it is entitled to a 10 year benefit period, subject to a 14 year limitation from the Year of Election, and therefore, the tax benefit period will, in any event, end in 2023.

b) Conditions for entitlement to the benefits

The benefits available to a Benefited Enterprise are subject to the fulfillment of conditions stipulated in the Investment Law and its regulations.

c) Amendment of the Law for the Encouragement of Capital Investments, 1959

The Investments Law was amended as part of the Economic Policy Law for the years 2011-2012, which was passed by the Israeli Knesset on December 29, 2010 (the “Capital Investments Law Amendment”).

The Capital Investments Law Amendment set alternative benefit tracks to those in effect prior to such amendment under the provisions of the Investments Law.

The benefits granted to the Preferred Enterprise will be unlimited in time, unlike the benefits granted to special Benefited Enterprises, which will be limited for a 10 year period. The benefits shall be granted to companies that will qualify under criteria set forth in the Investments Law; for the most part, those criteria are similar to the criteria that were set forth in the Investments Law prior to its amendment.

Under the transitional provisions of the Investments Law, the Company is entitled to take advantage of the tax benefits available under the Investments Law prior to its amendment until the end of the benefits period, as defined in the Investments Law. The Company was entitled to set the “year of election” no later than tax year 2012, provided that the minimum qualifying investment was made not later than the end of 2010. On each year during the benefits period, the Company will be able to elect that the Investments Amendment applies to the Company, thereby making the tax rates described above available to the Company. An election to have the Capital Investments Amendment apply is irrecoverable. The Company elected not to have the Capital Investments Amendment apply to the Company.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 7—INCOME TAXES  (Cont.)

A. The Company  (Cont.)

2. The Law for the Encouragement of Capital Investments, 1959 (the “Investments Law”)  (Cont.)

c) Amendment of the Law for the Encouragement of Capital Investments, 1959  (Cont.)

On December 22, 2016, the Knesset approved the 2017-2018 State budget, which includes amendment number 73 to the Investments Law. The amendment includes:

Adoption of a new incentive tax regime that applies to high-tech companies that are deemed a “Preferred Technological Enterprise” or “Special Preferred Technological Enterprise,” based on the provisions and rules adopted by the Organization for Economic Cooperation and Development, creating new reduced corporate tax rate tracks of 7.5% for Preferred Technological Enterprises located in Development Area A and 12% for the rest of the country; and a reduced corporate tax rate of 6% for a “Special Preferred Technological Enterprise” regardless of the company’s geographic location within Israel.

Reduction of corporate tax rate for all Preferred Enterprises from 9% to 7.5%.

Lowering the threshold for the conditions that were previously set in order to enter the track of a “Special Preferred Enterprise” for very large enterprises entitled to a reduced tax rate of 5% in Development Area A or 8% in the rest of the country.

Updating the definitions of preferred income, Preferred Enterprise, etc.

In accordance with the Israeli Income Tax Ordinance [New Version], 1961, as of December 31, 2022, all of the Company’s tax assessments through tax year 2017 are considered final.

B. Check-Cap US, Inc.

Check-Cap US, Inc. is taxed according to U.S. tax laws at a rate of 21%.

Check-Cap US, Inc. operating loss or “NOL” carry-forwards was $9 as of December 31, 2022 and $7 as of December 31, 2021.

C. Deferred income taxes

In assessing the realization of deferred tax assets, the Company considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized. Based on the Company’s history of losses, the Company established a full valuation allowance on its net-operating loss carryforwards.

	December 31,
	2022	2021
Carry-forward tax losses	24,232	24,677
Less valuation allowance	(24,232)	(24,677)

	—	—

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 7—INCOME TAXES  (Cont.)

D. Reconciliation of the theoretical tax expense to actual tax expense

The main reconciling item between the statutory tax rate of the Company and the effective rate is the provision of full valuation allowance in respect of tax benefits from carry forward tax losses due to the uncertainty of the realization of such tax benefits (see above).

NOTE 8—COMMITMENTS AND CONTINGENT LIABILITIES

A. Royalties provision

1. Royalties to an ASIC designer

The Company has a liability to pay royalties for the development of an ASIC component which is used as an amplifier for the capture of signals at low frequencies from X-ray detectors contained in the capsule. The institution that developed the ASIC is entitled to receive royalties from the Company in the amount of 50 € cents (53.3 U.S. cents) for every ASIC component that the Company will sell, capped at €200 (approximately $213). This royalty is considered as a liability.

The royalty liability is calculated based on estimated future sales generated by products which include the ASIC component. As of December 31, 2022, the Company believes that it will be required to pay the above mentioned royalties, and accordingly, recorded, as of December 31, 2022, a provision in a total amount of $94.

2. Reimbursement liability to Predecessor Entity’s unit holders

On May 31, 2009, the Company entered into an asset transfer agreement with Check Cap LLC (the “Predecessor Entity”), a company with the same shareholders as the Company at the time of transfer. According to the agreement, the Predecessor Entity transferred all of its business operations and substantially all of its assets to the Company, including development and consulting agreements, cash, property and equipment and intangible ownership rights, free of any debt.

As a part of the reorganization, the Company committed to reimburse the unit holders of the Predecessor Entity for any tax burdens that may be imposed on them due to the reorganization. The reimbursement liability is calculated assuming deemed royalties are paid to the U.S. unit holders of Check-Cap LLC under Section 367(d) of the Code, and is based in part on the Company’s forecasted sales with a cap calculated as the fair value of the share as determined at the date of the financial statements. The reimbursement liability is calculated by multiplying the estimated tax rate by the lowest of: (1) expected cash outflows for a period of 15 years ending December 31, 2023, discounted using a discount factor commensurate with the risk of the Company, and (2) value of the shares held by U.S. unit holders of the Predecessor Entity as of December 31, 2022 multiplied by $2.2, the last reported price per share of the Company’s ordinary shares on the Nasdaq Capital Market on December 31, 2022. Any updates in the contingent liability will be charged to earnings. Since the Company does not expect to be profitable in year 2023, the liability based on the discounted outflows is $0. As a result, as of December 31, 2022 and 2021, the balance of the reimbursement liability totaled $0.

	December 31,
	2022	2021
Royalties to an ASIC designer	94	132

	94	132

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 8—COMMITMENTS AND CONTINGENT LIABILITIES  (Cont.)

B. Commitments

(1) Royalties

The Company’s research and development efforts are financed, in part, through funding from the IIA and the BIRD Foundation. Since the Company’s inception through December 31, 2022, the Company received funding from the IIA and the BIRD Foundation in the total amount of approximately $5,600 and $114, respectively. In year 2021, the Company received grant approval from the IIA to support the funding of the Company’s transition from research and development to manufacturing. The final grant amounted to $620, of which approximately $349 was received in year 2021, $82 was received in January 2022 and $222 was received in February 2023. The grants received under this plan are not subject to future royalties.

According to the terms of applicable law as currently in effect regarding the grants received before year 2021, the IIA is entitled to royalties equal to 3-4% (or at an increased rate under certain circumstances) of the revenues from sales of products and services based on technology developed using IIA grants, up to the full principal amount (which may be increased under certain circumstances) of the U.S. Dollar-linked value of the grants, plus interest at the rate of 12-month LIBOR. The obligation to pay these royalties is contingent on actual sales of the applicable products and services and in the absence of such sales, no payment is required. As of December 31, 2022, the Company had not paid any royalties to the IIA and had a contingent liability to the IIA in the amount of approximately $6,199.

On July 13, 2014, the Company entered into a Cooperation and Project Funding Agreement with the BIRD Foundation and Synergy and during 2014-2017, the Company, together with Synergy, had received funding from the BIRD Foundation in the aggregate amount of approximately $127. Based on the aggregate expenses that the Company incurred for such project, it refunded to the BIRD Foundation an amount of approximately $13. The Company will not be receiving additional funding from the BIRD Foundation for the project, which is no longer active. As of December 31, 2022, the Company had not paid any royalties to the BIRD Foundation and had a contingent obligation to the BIRD foundation in the amount of approximately $209.

(2) Rental agreements

1.

On January 26, 2021, the Company entered into the Amended Lease Agreement according to which, effective as of April 1, 2021, it leases approximately 1,550 square meters at the facility located in Isfiya, Israel. The Amended Lease Agreement expires on December 31, 2023, and the Company has an option to extend the lease period for an additional three years. The Company has the right to terminate the agreement at any time, upon at least 60 days prior written notice.

Monthly rental expenses under the Amended Lease Agreement are $14.2. See also Note 5.

2.

On December 30, 2021, the Company entered into a Sub-lease Agreement (the “Sub-lease Agreement”), with a Company supplier (the “Lessor”) according to which, the Company leases approximately 70 square meters laboratory space for the production of certain components in Petach Tikva, Israel. The Sub-lease Agreement entered into effect on September 21, 2022, after receipt of certain permits including a business license from Petach Tikva municipality. The Sub-lease Agreement expires on January 31, 2025, and the Company has an option to extend the lease period for an additional two years. The Company has the right to terminate the agreement at any time, upon at least 90 days prior written notice. The Lessor has the right to terminate the Sub-lease Agreement, upon at least 12 months prior written notice. The Sub Lease Agreement is part of an amended agreement with

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 8—COMMITMENTS AND CONTINGENT LIABILITIES  (Cont.)

B. Commitments  (Cont.)

(2) Rental agreements  (Cont.)

the supplier for certain additional services. Total monthly rental expenses under the Sub-lease Agreement and the payment for other services is $26.9.

3.

On March 1, 2022, the Company entered into a lease agreement of certain offices in Petach Tikva Israel, according to which, the Company leases approximately 140 square meters offices, The lease agreement expires on February 28, 2024, and the Company has an option to extend the lease period for two additional periods of one year each. Total monthly rental expense under the lease agreement is approximately $1.7. .

4.	Vehicle lease and maintenance agreements

The Company entered into several 36 months lease and maintenance agreements for vehicles, which are regularly amended as new vehicles are leased. The current monthly lease fees are approximately $13.7. See also Note 5.

(4)	The Company issued purchase orders to certain suppliers in order to secure strategic inventory of key components that as of December 31, 2022 have not yet been supplied.

C. Legal

As of the date of the financial statements, the Company is not a party to any pending litigation.

NOTE 9—FAIR VALUE MEASUREMENTS

In accordance with ASC No. 820, the Company measures its money market funds and foreign currency derivative contracts at fair value. Money market funds are classified within Level 1. This is because these assets are valued using quoted market prices or alternative pricing sources and models utilizing market observable inputs. Foreign currency derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

The Company’s financial assets measured at fair value on a recurring basis, excluding accrued interest components, consisted of the following types of instruments as of the following dates:

	December 31, 2022
	Fair value measurements using input type
	Level 1	Level 2	Total
Cash and cash equivalents:
Money market funds	$2.5		$2.5
Other current liabilities:
Foreign currency derivative instruments	—	$(56)	$(56)
Total financial assets (liabilities)	$2.5	$(56)	$(53.5)

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 9—FAIR VALUE MEASUREMENTS  (Cont.)

	December 31, 2021
	Fair value measurements using input type
	Level 1	Level 2	Total
Cash and cash equivalents:
Money market funds	$2,160		$2,160
Other current assets:
Foreign currency derivative instruments		$65	$65
Total financial assets	$2,160	$65	$2,225

NOTE 10—SHAREHOLDERS’ EQUITY

A.

Effective November 23, 2022, the Company’s Board of Directors effected a Reverse Share Split of 1-for-20 (i.e., 20 ordinary shares were combined into one ordinary share). Share and per share amounts in the financial statements, prior to November 23, 2022, have been adjusted to reflect the Reverse Share Split.

B. Ordinary shares

1.

The ordinary shares provide their holder with rights to receive dividends in cash and shares, and rights to participate at the time of distributing liquidation dividends. Additionally, the ordinary shareholders have the right to vote at shareholder meetings in a manner that each share provides one voting right to its holder.

2. Changes in ordinary share capital

a)

On May 11, 2010, the Company issued, free of charge, to all of its shareholders (except for certain ordinary shareholders), warrants to purchase an aggregate of 1,609 ordinary shares (hereafter- “Anti-dilution Warrants”). The Anti-dilution Warrants were issued in order to prevent the dilution of the holdings of such Company shareholders due to certain options granted to the then Company’s CEO (“CEO options”). The Anti-dilution Warrants were subject to automatic exercise, without consideration (unless the holder thereof objected to such exercise), upon the exercise by the Company’s CEO of the CEO Options. The fair value of the Anti-dilution Warrants on the grant date was immaterial. Anti-dilution warrants to purchase 37 and 387 ordinary shares were exercised during the years ended December 31, 2019 and 2018, respectively. The remaining Anti-dilution Warrants to purchase 326 ordinary shares expired on May 11, 2020.

b)

On February 24, 2015, the Company consummated an IPO in the U.S. of 8,334 units at a public offering price of $1,440 per unit, before underwriting discounts and offering expenses. Each unit consisted of one ordinary share and one-half of a Series A Warrant to purchase one ordinary share. Each unit was issued with one and one-half non-transferrable Long Term Incentive Warrants. Each whole Series A Warrant entitled the holder to purchase one ordinary share at an exercise price of $1,800. Upon vesting, each Long Term Incentive Warrant entitles the holder to purchase one ordinary share at an exercise price of $1,656. The Series A Warrants expired on February 24, 2020.

The Company granted the underwriters a 45-day over-allotment option to purchase up to 1,250 additional units (together with an accompanying 1,875 Long Term Incentive Warrants). The option to purchase additional 417

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 10—SHAREHOLDERS’ EQUITY  (Cont.)

B. Ordinary shares  (Cont.)

2. Changes in ordinary share capital  (Cont.)

units was partially exercised on March 6, 2015. The units were separated into one ordinary share and one-half of a Series A Warrant to purchase one ordinary share on March 18, 2015, and the units ceased to exist as of such date. On April 6, 2015, the option to purchase an additional 625 ordinary shares and 313 Series A Warrants was partially exercised. The Company received net proceeds from the IPO and partial exercise of the over-allotment option of approximately $10,800 (net of issuance cost of approximately $2,900, including certain warrants with a value of $196 issued in connection with the IPO).

c)	Immediately prior to the consummation of the IPO, certain members of the Company’s management exercised options to purchase 1,282 ordinary shares granted to them under the 2006 Unit Option Plan.

d)

On August 20, 2014, the Company entered into a certain credit line agreement, pursuant to which it obtained a credit line in an aggregate principal amount of $12,000 from certain lenders and existing shareholders (the “Lenders”). The credit line amount was deposited in an escrow account at the closing, which was consummated on October 14, 2014. The Company issued to each Lender at closing a warrant (collectively, the “Credit Line Warrants”), to purchase a number of the Company’s ordinary shares constituting 2% of its share capital on a fully diluted basis (assuming conversion of all of the Company’s convertible securities into ordinary shares at a 1:1 conversion rate) as of the closing for each $1,000 (or portion thereof) extended by such Lender. The Company issued Credit Line Warrants (“CLA Warrants”) to purchase in the aggregate 11,078 of its ordinary shares. The CLA Warrants are exercisable for a period of ten years at an exercise price of NIS 48 per share, and may be exercised on a net issuance basis.

Under the terms of the credit line agreement, the Company directed that the entire credit line amount (that was in escrow) be invested in the Private Placement, consummated simultaneously with the consummation of the IPO on February 24, 2015. The Company issued to the Lenders 8,334 units at a price of $1,440 per unit, before issuance cost. Each unit consisted of one ordinary share and one-half of a Series A Warrant to purchase one ordinary share. Each unit was issued with one and one-half non-transferrable Long Term Incentive Warrants. Each whole Series A Warrant entitled the holder to purchase one ordinary share at an exercise price of $1,800. Upon vesting, each Long Term Incentive Warrant entitles the holder to purchase one ordinary share at an exercise price of $1,656. The Company received net proceeds from the Private Placement of approximately $10,900 (net of issuance cost of approximately $1,200, including certain warrants with a value of $125 issued in connection with the Private Placement). The Series A Warrants expired on February 24, 2020. As of December 31, 2021, Long Term Incentive Warrants to purchase 18,903 ordinary shares were outstanding. The Long Term Incentive Warrants expired on February 24, 2022.

e)	No CLA Warrants were exercised during the years ended December 31, 2022, 2021 and 2020. As of December 31, 2022, CLA Warrants to purchase 370 ordinary shares were outstanding.

f)

On October 14, 2014, the Company issued warrants to purchase an aggregate 924 ordinary shares (the “Pontifax Warrants”) to the Pontifax Funds in consideration of their commitment to provide to the Company, for no consideration, certain business development and chairman services. As of December 31, 2021, Pontifax Warrants to purchase 462 ordinary shares, with an exercise price of $1,214.4 per share, were outstanding. These warrants expired on October 14, 2022.

g)	Upon the closing of the IPO, the Company issued warrants to purchase 417 ordinary shares at an exercise price of $1,800 to the IPO lead underwriter and warrants to purchase 63 ordinary shares at an

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 10—SHAREHOLDERS’ EQUITY  (Cont.)

B. Ordinary shares  (Cont.)

2. Changes in ordinary share capital  (Cont.)

exercise price of $1,214.4 to the Company’s U.S. legal counsel. These warrants expired on February 24, 2020.

h)

On August 11, 2016, the Company consummated a registered direct offering of 2,682 ordinary shares at a price of $456 per share and pre-funded warrants to purchase 10,477 ordinary shares at a purchase price of $444 per pre-funded warrant. The pre-funded warrants have an exercise price of $12 per share, subject to certain adjustments and will expire on August 11, 2023, unless otherwise extended in accordance with the terms of the pre-funded warrants. The Company received gross proceeds from the August registered direct offering of approximately $5,900 (including proceeds from the exercise of 2,396 pre-funded warrants at the closing of the offering). On January 23, 2017, the remaining pre-funded warrants to purchase 1,209 ordinary shares were exercised, for additional proceeds of approximately $14.5.

i)

On June 2, 2017, the Company consummated a registered direct offering of 5,623 ordinary shares at a price of $480 per share and a simultaneous private placement of one-year warrants to purchase 5,623 ordinary shares at an exercise price of $510 per share immediately exercisable. The Company received gross proceeds from this registered direct offering of approximately $2,690. On June 2, 2018, all of the warrants issued to investors in this offering expired. As of December 31, 2021, warrants to purchase 282 ordinary shares issued to the placement agent in connection with the offering were outstanding. These placement agent warrants expired on June 2, 2022.

j)

On November 22, 2017, the Company consummated a registered direct offering of 9,470 ordinary shares at a price of $264 per share and a simultaneous private placement of five-year warrants to purchase 7,103 ordinary shares at an exercise price of $300 per share immediately exercisable. The Company received gross proceeds from this registered direct offering of approximately $2,500. On April 25, 2018, 2,841 of these warrants were cashless exercised into 679 ordinary shares. On July 27, 2020, as part of the Warrants Exercise Transaction (see Note 10B(2)(n)), all of the 4,262 warrants that were outstanding as of that date were exercised into ordinary shares. As of December 31, 2021, warrants to purchase 474 ordinary shares issued to the placement agent in connection with the offering were outstanding. These placement agent warrants expired on November 22, 2022.

k)

On May 8, 2018, the Company consummated an underwritten public offering (the “2018 Public Offering”) of 136,924 units (the “2018 Units”), at a public offering price of $110 per unit, and 22,546 pre-funded units (the “2018 Pre-funded Units”), at a public offering price of $109.8 per 2018 Pre-funded Unit. Each 2018 Unit consisted of one ordinary share of the Company and one Series C warrant to purchase one ordinary share of the Company. Each 2018 Pre-funded Unit consisted of one pre-funded warrant to purchase one ordinary share and one Series C Warrant to purchase one ordinary share. The exercise price of each pre-funded warrant included in the 2018 Pre-funded Unit was $0.2 per share. The Series C warrants have an exercise price of $110 per share, are exercisable immediately and will expire five years from the date of issuance.

The Company granted the underwriters a 30-day over-allotment option to purchase up to an additional 23,921 ordinary shares and/or Series C Warrants to purchase up to an additional 23,921 ordinary shares at the public offering price. The underwriters’ option was exercised in full on May 8, 2018.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 10—SHAREHOLDERS’ EQUITY  (Cont.)

B. Ordinary shares  (Cont.)

2. Changes in ordinary share capital  (Cont.)

The Company received gross proceeds from the 2018 Public Offering and exercise in full of the over-allotment option of approximately $20,200 (before deducting underwriting discounts and commissions and other offering fees and expenses). During May 2018, the 22,546 pre-funded warrants were exercised in full in consideration of additional gross proceeds of approximately $4,500. As of December 31, 2022, Series C Warrants to purchase 183,390 ordinary shares were outstanding.

l)

On February 6, 2019, the Company issued 94,075 units, (the “2019 Units”) at a purchase price of $51.6 per unit, and 1,024,876 pre-funded units (the “2019 Pre-funded Units”), at a purchase price of $51.4 per 2019 Pre-Funded Unit, in a registered direct offering (the “2019 Registered Direct Offering”). Each unit consisted of one ordinary share of the Company and one Series D Warrant to purchase 0.5 ordinary share of the Company. Each 2019 Pre-Funded Unit consisted of one pre-funded warrant to purchase one ordinary share and one Series D Warrant to purchase 0.5 ordinary share. The exercise price of each pre-funded warrant included in the 2019 Pre-Funded Unit was $0.2 per share. The Series D Warrants have an exercise price of $51.6 per ordinary share and are immediately exercisable and will expire on the fifth anniversary of the original issuance date. The Company also issued placement agent warrants to purchase up to an aggregate of 10,173 ordinary shares, on the same terms as the warrants issued to the investors, except they have an exercise price of $64.5 per share. The Company received gross proceeds from the February 2019 Registered Direct Offering of approximately $7,500 (including proceeds from the exercise of 51,244 pre-funded warrants), or approximately $6,500, net of issuance expenses in the amount of $987. On July 27, 2020, as part of the Warrants Exercise Transaction (see Note 10B(2)(n)), warrants to purchase 48,450 ordinary shares were exercised for ordinary shares and warrants. As of December 31, 2022, warrants to purchase 24,210 ordinary shares held by certain investors and warrants to purchase 10,173 ordinary shares held by the placement agent were outstanding.

m)

On December 19, 2019, the Company entered into definitive agreements with certain investors to sell an aggregate of 136,009 ordinary shares at a purchase price of $35 per share in a private placement, resulting in gross proceeds of approximately $4,760. The closing of the transaction occurred in February 2020.

n)

April – May 2020 registered direct offerings On April 22, 2020, May 4, 2020 and May 13, 2020, the Company issued 333,334, 375,001 and 250,000 ordinary shares, respectively, in registered direct offerings (the “April-May 2020 Registered Direct Offering”) at a purchase price of $12 per share and issued to the investors unregistered warrants to purchase an aggregate of 333,334, 375,001 and 250,000 ordinary shares, respectively, in a private placement. The warrants are immediately exercisable at an exercise price of $16 per ordinary share, subject to certain adjustments, and will expire five and one-half years from the issuance date. The warrants may be exercised on a cashless basis if at the time of exercise thereof, there is no effective registration statement registering the ordinary shares underlying the warrants. The terms of the warrants did not include features that would preclude equity classification. The Company also issued unregistered placement agent warrants to purchase up to an aggregate of 23,334, 26,250 and 17,500 ordinary shares, respectively, on the same terms as the warrants issued to the investors in the private placement, except they have a term of five years and an exercise price of $15 per share. The Company received gross proceeds from the April-May 2020 Registered Direct Offerings of approximately $11,500, or approximately $10,139, net of issuance expenses in the amount of $1,361.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 10—SHAREHOLDERS’ EQUITY  (Cont.)

B. Ordinary shares  (Cont.)

2. Changes in ordinary share capital  (Cont.)

On July 27, 2020, as part of the Warrants Exercise Transaction, warrants to purchase an aggregate 750,001 ordinary shares were exercised. During the first quarter of 2021, warrants to purchase 208,334 ordinary shares held by certain investors and warrants to purchase 67,084 ordinary shares held by the placement agent warrants were exercised into ordinary shares (see Note 10B(2)(n)).

o)

On July 23, 2020, the Company entered into a warrant exercise agreement, (the “Warrants Exercise Transaction”), with several existing institutional investors who are the holders (the “Holders”) of warrants issued in May 2020, April 2020, February 2019 and November 2017 (the “Old Warrants”), to purchase ordinary shares, pursuant to which the Holders agreed to exercise in cash their Old Warrants to purchase up to an aggregate of 802,712 ordinary shares having exercise prices ranging from $300.00 to $16 per share issued by the Company, at a reduced exercise price of $12 per share, resulting in gross proceeds to the Company of approximately $9,632 or approximately $8,712, net of issuance expenses in the amount of approximately $920. Closing occurred on July 27, 2020. Under the Warrants Exercise Transaction agreement, the Company also issued to the Holders new unregistered warrants to purchase up to 963,254 ordinary shares, (the “Private Placement Warrants”). The Private Placement Warrants are immediately exercisable, expire five and one-half years from issuance date and have an exercise price of $16 per share, subject to certain adjustment. The Private Placement Warrants may be exercised on a cashless basis if at the time of exercise thereof, there is no effective registration statement registering the ordinary shares underlying the warrants. The terms of the warrants did not include features that would preclude equity classification. In addition, the Company issued unregistered placement agent warrants to purchase up to an aggregate of 56,190 ordinary shares on the same terms as the warrants issued to the Holders, except that they have an exercise price of $15 per share. During the first quarter of 2021, an aggregate of 878,628 warrants held by certain investors and 56,190 warrants held by the placement agent, were exercised into ordinary shares. As of December 31, 2022 and 2021, warrants to purchase 84,626 ordinary shares held by certain investors, were outstanding.

p)

During the first quarter of 2021, as a result of an exercise of warrants by the investors from the Warrants Exercise Transaction and the April-May 2020 Offerings, the Company issued an aggregate of 1,210,235 ordinary shares, at exercise prices ranging from $15-$16 per share, for total gross proceeds of approximately $19,240 to the Company.

q)

On June 30, 2021, the Company entered into a definitive agreement with several institutional and accredited investors for the purchase and sale of 1,296,297 of the Company’s ordinary shares and accompanying short-term warrants to purchase up to an aggregate of 1,296,297 of the Company’s ordinary shares in a registered direct offering (the “June 2021 Registered Direct Offering”). The June 2021 Registered Direct Offering was consummated on July 2, 2021. The warrants are immediately exercisable at an exercise price of $30 per ordinary share, subject to certain adjustments, and will expire three and one-half years from the issuance date. The warrants may be exercised on a cashless basis if at the time of exercise thereof, there is no effective registration statement registering the ordinary shares underlying the warrants. The terms of the warrants did not include features that would preclude equity classification. The Company also issued registered placement agent warrants to purchase up to an aggregate of 64,815 ordinary shares, substantially on the same terms as the warrants issued to the investors in the private placement, except they have an exercise price of $33.75 per share. Upon any exercise of the warrants for cash, the Company agreed to pay the placement agent warrants

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 10—SHAREHOLDERS’ EQUITY  (Cont.)

B. Ordinary shares  (Cont.)

2. Changes in ordinary share capital  (Cont.)

to purchase up to 5.0% of the number of ordinary shares issued upon the cash exercise of the warrants (up to 64,815 warrants). As of December 31, 2022 and 2021, warrants to purchase 1,296,297 ordinary shares held by certain investors and 64,815 warrants held by the placement agent, were outstanding. The Company received gross proceeds from the June 2021 Registered Direct Offering of approximately $35,000, or approximately $31,801, net of issuance expenses in the amount of $3,199. (See Note 17(2) regarding change of exercise price and term of exercise of date of 926,297 warrants).

r)

On March 1, 2022, the Company entered into a definitive agreement with several institutional and accredited investors for the purchase and sale of 1,000,000 of the Company’s ordinary shares and accompanying warrants to purchase up to an aggregate of 750,000 of the Company’s ordinary shares in a registered direct offering (the “March 2022 Registered Direct Offering”). The March 2022 Registered Direct Offering was consummated on March 3, 2022. The warrants are immediately exercisable at an exercise price of $13 per share, subject to certain adjustments, and will expire five years from the issuance date. The warrants may be exercised on a cashless basis if at the time of exercise thereof, there is no effective registration statement registering the ordinary shares underlying the warrants. The terms of the warrants did not include features that would preclude equity classification. The Company also issued registered placement agent warrants to purchase up to an aggregate of 50,000 ordinary shares, substantially on the same terms as the warrants issued to the investors in the private placement, except they have an exercise price of $12.5 per share and expiration date is March 1, 2027. Upon any exercise of the warrants for cash, the Company agreed to pay the placement agent warrants to purchase up to 5.0% of the number of ordinary shares issued upon the cash exercise of the warrants (up to 37,500 warrants). Simultaneously with this offering, the Company has entered into a warrant amendment agreement, or the Warrant Amendment Agreement, with the investors in this March 2022 Registered Direct Offering. Pursuant to the Warrant Amendment Agreement, certain warrants to purchase up to an aggregate of 926,297 ordinary shares of the Company that were issued to the investors in July 2021 were amended to have a reduced exercise price of $13 per share and the term of exercise was extended to January 2, 2025. The Company received gross proceeds from the March 2022 Registered Direct Offering of $10,000, or approximately $8,850, net of issuance expenses in the amount of approximately $1,150.

NOTE 11—SHARE-BASED COMPENSATION

A. General

1.

In connection with the transfer of all of the business operations and substantially all of the assets of Check-Cap LLC to the Company in 2009, the Company assumed the Check-Cap LLC 2006 Unit Option Plan (the “2006 Plan”). According to the 2006 Plan, the Company is authorized to grant options to purchase ordinary shares of the Company to employees, directors and consultants of the Company. The options granted according to the 2006 Plan are generally exercisable for 10 years from the grant date unless otherwise determined by the Company’s Board of Directors, vest over a period to be determined by the Company’s Board of Directors, and have an exercise price to be determined by the Company’s Board of Directors.

2.	On August 13, 2015, the shareholders approved and adopted the Check-Cap Ltd. 2015 Equity Incentive Plan (the “2015 Israeli Plan”) and the Check-Cap Ltd. 2015 United States Sub-Plan to Check-Cap Ltd.

CHECK CAP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 11—SHARE-BASED COMPENSATION  (Cont.)

A. General  (Cont.)

2015 Equity Incentive Plan (the “2015 U.S. Sub-Plan” and together with the 2015 Israeli Plan, the “2015 Plan”). As of such date, the Company ceased to grant options under the 2006 Plan. All of the remaining shares authorized but unissued under the 2006 Plan were rolled over to the 2015 Plan.

3.

On August 5, 2020, the Company’s Board of Directors resolved to increase the number of ordinary shares of the Company reserved for issuance under the 2015 Plan by an additional 17,500 shares to 77,780 shares.

4.	On August 5, 2021, the Company’s Board of Directors resolved to increase the number of ordinary shares of the Company reserved for issuance under the 2015 Plan by an additional 125,000.

5.	On January 27, 2022, the Company’s Board of Directors resolved to increase the number of ordinary shares of the Company reserved for issuance under the 2015 Plan by an additional 25,000.

6.	As of December 31, 2022, no shares were available for future awards under the 2015 Plan.

7.	On January 4, 2023, the Company’s Board of Directors resolved to increase the number of ordinary shares of the Company reserved for issuance under the 2015 Plan by an additional 30,000.

B. Details of share-based grants made by the Company

The following tables presents the grant dates, number of underlying shares and related exercise prices of awards granted to employees and non-employees during the years 2022, 2021 and 2020 as well as the estimated fair value of the underlying ordinary shares on the grant date:

Options:

Grant date	No. of options	Expiration date	Exercise price	Fair value on grant date	Share based expenses (1) $ in thousands	Vesting terms
March 5, 2020	399	March 5, 2030	$36.4	$23.44	$9	(2)
May 27, 2020	133	May 27, 2030	$11.8	$8.47	$1	(2)
August 5, 2020	18,014	August 5, 2030	$12	$9.73	$175	(4)
November 17, 2020	1,036	November 17, 2030	$6.4	$4.22	$4	(4)
December 10, 2020 (3)	11,250	December 10, 2030	$6.4	$5.5	$62	(4)
March 17, 2021	1,274	March 17, 2031	$45.4	$42.8	$54	(4)
May 11, 2021	903	May 11, 2031	$11.8	$26.07	$23	(4)
August 4, 2021 (5)	36,701	August 4, 2031	$24.6	$18.47	$678	(4)
September 13, 2021	750	September 13, 2031	$21	$16.92	$13	(8)
September 20, 2021 (6)	1,250	September 20, 2031	$20.6	$16.15	$20	(4)
November 2, 2021	1,556	November 2, 2031	$22.2	$18.91	$31	(4)
December 9, 2021 (7)	38,334	December 9, 2031	$26.8	$12.98	$497	(7)
December 9, 2021 (7)	19,167	December 9, 2031	$26.8	$13.14	$252	(7)
January 27, 2022 (9)	16,800	January 27, 2032	$12.96	$7.98	$134	(4)
March 21, 2022 (10)	8,472	March 21, 2032	$10.184	$7.02	$59	(4)
May 31, 2022	1,157	May 31, 2032	$7.254	$6.27	$7	(4)
August 29, 2022	1,661	August 29, 2032	$8.23	$6.91	$11	(4)
November 29, 2022	1,024	November 29, 2032	$4.81	$2.38	$2	(4)
December 29, 2022 (11)	29,125	December 29, 2032	$4.14	$1.64	$48	(10)

CHECK CAP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 11—SHARE-BASED COMPENSATION  (Cont.)

B. Details of share-based grants made by the Company  (Cont.)

RSUs:

Grant date	No. of RSUs and PSUs	Expiration date	Fair value on grant date	Share based expenses (1)	Vesting terms
August 4, 2021 (7)	15,000	August 4, 2031	$21.8	$327	(6)
January 27, 2022 (9)	7,200	January 27, 2032	$9.58	$69	(6)
March 21, 2022 (10)	2,850	March 21, 2032	$8.27	$24	(6)

1.	Share based expenses are based on their fair value on grant date. The amount is charged to the statement of operations over the vesting periods.

2.

The options vest over a period of three years commencing on the date of grant, such that one third of the options vested on the first anniversary of the date of grant and thereafter, the remaining options vest in quarterly installments.

3.

On December 10, 2020, the Company’s Board of Directors approved the award of 11,250 options to the Company’s officers, with an exercise price of $6.4, equal to the higher of the share price at the grant date on Nasdaq and the average closing price of our ordinary shares on Nasdaq during the 30 trading days prior to the grant date.

4.

The options vest over a period of four years commencing on the date of grant, such that 25% of the options vest and become exercisable on the first anniversary of the date of grant and thereafter, vest monthly in equal portions at the end of each month over the subsequent thirty-six (36) months.

5.

On August 4, 2021, the Company’s Board of Directors approved the award of 36,694 options and 15,000 RSUs, of which, 12,075 options and 5,175 RSUs were issued to certain of the Company’s officers. The remaining options and RSUs were issued to certain employees.

6.

On September 20, 2021, the Company’s Board of Directors approved the award of 1,250 options to the Company’s VP clinical, with an exercise price of $20.6, equal to the higher of the share price at the grant date on Nasdaq and the average closing price of our ordinary shares on Nasdaq during the 30 trading days prior to the grant date.

7.

On December 9, 2021, the Company’s shareholders approved the award of 57,500 options to the Company’s CEO. The options shall vest as follows: (i) two-thirds of the options (38,334 options) shall vest over a period of four years commencing on their date of grant, such that 25% of the options shall vest on the first anniversary of the date of grant and an additional 2.0833% will vest at the end of each month thereafter; and (ii) one third of the options (19,166 options) shall fully vest upon the approval by the FDA of the use of our C-Scan, in humans, subject, in each case, to the CEO’s continuing service with the Company on each applicable vesting date. The exercise price of the options of $26.8, equal to the average closing price of the Company’s ordinary shares on the Nasdaq Capital Market during the 30 trading days prior to the approval of the grant of the award by the shareholders, plus a 50% premium. The compensation expense was based on the fair value on the grant date and was estimated at approximately $749. The fair value amount is charged to the statement of operations over the vesting periods of which $335 and $23 were recorded to general and administrative expenses in the year ended December 31, 2022 and 2021, respectively.

8.	Options granted to service provider. The options vest over a period of twelve (12) months.

CHECK CAP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 11—SHARE-BASED COMPENSATION  (Cont.)

B. Details of share-based grants made by the Company  (Cont.)

9.

On January 27, 2022, the Company’s Board of Directors approved the award to certain employees of 16,800 options, with an exercise price of $12.96, equal to the higher of the share price at the grant date on Nasdaq and the average closing price of our ordinary shares on Nasdaq during the 30 trading days prior to the grant date, and 7,200 RSUs.

10.

On March 21, 2022, the Company’s Board of Directors approved the award of 8,472 options and 2,850 RSUs to certain executive officers and employees, of which 6,650 options and the 2,850 RSUs were granted to certain officers. The options have an exercise price of $10.184, equal to the higher of the share price at the grant date on Nasdaq and the average closing price of our ordinary shares on Nasdaq during the 30 trading days prior to the grant date.

11.

On December 29, 2022, the Company’s shareholders approved the award of 29,125 options to members of the Company’s Board of Directors. The options shall become fully vested on the first anniversary of the date of grant, subject to each of the Board of Directors continuing service with the Company on the vesting date. The exercise price of the options is $4.14, equal to two times the closing price of the Company’s ordinary shares on the Nasdaq Capital Market on the date of the approval of the option grant by the Company’s shareholders.

C. Options Fair Value

The parameters which were used in applying the model are as follows:

	For the year ended December 31,
	2022	2021	2020
Expected volatility	109% - 118%	115% - 153%	95% - 98%
Risk-free rate	1.7% - 3.9%	0.81% - 1.34%	0.31% - 0.83%
Dividend yield	0%	0%	0%
Expected term (in years)	5.5 - 6.08	5.27 - 6.41	5.88 - 6.1
Share price	$2.07 - $9.58	$0.8 - $2.27	$0.28 - $1.57

D. Effect of share-based compensation transactions on the Company’s statements of operations

	For the year ended December 31,
	2022	2021	2020
Research and development, net	493	329	165
General and administrative, net	482	162	243

Total	975	491	408

CHECK CAP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 11—SHARE-BASED COMPENSATION  (Cont.)

E.	A summary of the Company’s option activity related to options granted to employees, service providers and directors, and related information under the 2006 Plan and the 2015 Plan is as follows:

	Number	Year ended December 31, 2022
		Weighted average of exercise Price (in $)	Weighted average remaining contractual life (in years)	Aggregate intrinsic value ($ in thousands) (2)
Options outstanding at beginning of year	145,895	48.2	9.13	—
Options granted	58,239	7.75
Options forfeited	(12,242)	59.07
Options exercised	—	—
Options outstanding at end of year	191,892	35.35	8.59	—
Options exercisable at end of year	55,259	79.79	7.39	—

	Number	Year ended December 31, 2021
		Weighted average of exercise Price (in $)	Weighted average remaining contractual life (in years)	Aggregate intrinsic value ($ in thousands) (2)
Options outstanding at beginning of year	54,516	95.3	8.74	—
Options granted	99,935	26.0
Options forfeited	(8,206)	92.9
Options exercised	(350)	12.0
Options outstanding at end of year	145,895	48.2	9.13	—
Options exercisable at end of year	27,037	154.3	7.03	—

	Number	Year ended December 31, 2020
		Weighted average of exercise price (in $)	Weighted average remaining contractual life (in years)	Aggregate intrinsic value ($ in thousands) (2)
Options outstanding at beginning of year	27,456	204.8	8.30	—
Options granted	30,832	10.4
Options forfeited	(3,772)	196.6
Options outstanding at end of year	54,516	95.3	8.74	—
Options exercisable at end of year	15,486	282.8	7.00	—

1.	The weighted average grant date fair values of options granted during the years ended December 31, 2022, 2021 and 2020 were $4.5, $15.7 and $8.2, respectively.

2.	As of December 31, 2022, all the outstanding options in the amount of 191,892, with an average exercise price of $35.35, are out of the money.

CHECK CAP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 11—SHARE-BASED COMPENSATION  (Cont.)

A summary of the Company’s RSUs activity is as follows:

	Year ended December 31
	2022	2021	2020
	Number of RSUs
Unvested at beginning of year	16,628	3,637	4,985
Granted	10,050	15,000	—
Vested	(4,374)	(1,764)	(1,258)
Forfeited	(2,601)	(245)	(90)
Unvested at end of year	19,703	16,628	3,637

3.	The weighted average grant date fair values of RSUs awarded during the years ended December 31, 2022 and 2021 were $9.2 and $21.8, respectively.

4.

As of December 31, 2022, 2021 and 2020, there was $1,111, $1,644 and $328 unrecognized compensation cost related to non-vested share-based compensation arrangements (options and RSUs) granted under the 2006 Plan and 2015 Plan. This cost is expected to be recognized over a period of up to 4 years.

NOTE 12—RESEARCH AND DEVELOPMENT EXPENSES, NET

Composition:

	For the year ended December 31,
	2022	2021	2020
Salaries and related expenses	8,257	7,428	6,173
Share-based compensation	493	329	165
Materials	2,258	3,020	1,792
Subcontractors and consultants	1,375	820	1,103
Depreciation	289	169	123
Cost for registration of patents	140	153	164
Others	1,681	861	488

	14,493	12,780	10,008
Less participation of the IIA	(222)	(431)	—

Total research and development expenses, net	14,271	12,349	10,008

CHECK CAP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 13—GENERAL AND ADMINISTRATIVE EXPENSES

Composition:

	For the year ended December 31,
	2022	2021	2020
Salaries and related expenses	1,784	2,042	1,698
Share-based compensation, net	386	162	243
Professional services	1,092	710	574
Office rent and maintenance	246	172	174
Depreciation	116	36	25
Others	2,139	1,850	1,210

Total general and administrative expenses	5,763	4,972	3,924

NOTE 14—FINANCE INCOME (EXPENSES), NET

Composition:

	For the year ended December 31,
	2022	2021	2020
Interest income on short-term deposits and other	1,047	101	69
Bank fees and interest expenses	(12)	(13)	(12)
Changes in provision for royalties	37	22	28
Exchange rate differences	(25)	(43)	(6)
Changes in fair value of derivatives	(121)	52	7

Total financing income, net	926	119	86

NOTE 15—LOSS PER SHARE

Basic loss per share is computed based on the weighted average number of shares outstanding during each year. Diluted net loss per share is computed based on the weighted average number of shares outstanding during each year, plus the dilutive potential of the ordinary shares considered outstanding during the year, in accordance with ASC 260-10 “Earnings per share”.

All outstanding options and warrants have been excluded from the calculation of the diluted loss per share for each period presented, since all such securities have an anti-dilutive effect.

The following table sets forth the computation of the Company`s basic and diluted net loss per ordinary share:

	For the year ended December 31,
	2022	2021	2020
Net loss	19,108	17,202	13,846
Shares used in computing net loss per ordinary share, basic and diluted	5,671,786	4,159,870	1,537,060

Net loss per ordinary share, basic and diluted	3.37	4.14	9.01

CHECK CAP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 15—LOSS PER SHARE  (Cont.)

Instruments that may potentially dilute the basic loss per share in the future but were not included in the calculation of diluted loss per share, since their effect is anti-dilutive.

	For the year ended December 31,
	2022	2021	2020
	(number)
Warrants and share options	2,912,147	1,170,262	1,104,431

NOTE 16—RELATED PARTIES

A. Compensation to the non-executive directors:

	For the year ended December 31,
	2022	2021	2020
Fees, including reimbursement of expenses	270	272	251
Share-based compensation	(10)	24	76

	260	296	327

B. Transactions with related parties:

	For the year ended December 31,
	2022	2021	2020
Consulting fees, including share-based compensation and reimbursement of expenses	58	61	57

	58	61	57

On April 4, 2016, the Company entered into an employment agreement with Sigalit Kimchy, according to which Ms. Kimchy serves as marcom and user interface lead, in a 50% part-time role (no less than 112 hours per month), for a monthly salary of NIS 10 ($2.84), plus up to 35 monthly overtime hours at a gross monthly rate of NIS 2.5 ($0.7), or an aggregate monthly salary of up to NIS 12.5 ($3.6). Ms. Kimchy is entitled to an education fund, managers’ insurance or pension fund and reimbursement of monthly travel expenses. Sigalit Kimchy is the wife of Yoav Kimchy, the Company’s Chief Technology Officer.

NOTE 17—SUBSEQUENT EVENTS

On March 21, 2023, the Company announced that following its internal assessment of the clinical data collected to date from its calibration studies, it has determined that the current efficacy results do not meet its goal in order to proceed to the powered portion of the U.S. pivotal study. As a result, the Company has adopted a plan of action that includes conducting additional clinical data analysis and approaching the FDA to make amendments to the U.S. pivotal study protocol that are expected to be part of an IDE supplement submission to the FDA, and which are subject to FDA approval. In addition, the Company plans to continue conducting its calibration studies, albeit at a slower pace, to collect additional clinical data and it is also implementing a cost reduction plan, in order to extend its cash runway. The initiation of the powered portion of the U.S. pivotal study that was expected in mid-2023 is therefore temporarily postponed.

CHECK CAP LTD.

CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

CHECK CAP LTD

CONSOLIDATED UNAUDITED BALANCE SHEETS

(U.S. dollars in thousands, except share and per share data)

	June 30,	December 31,
	2023	2022
	Unaudited	Audited
Assets
Current assets
Cash and cash equivalents	$2,254	$4,090
Restricted cash	350	352
Short-term bank deposit	29,815	37,609
Prepaid expenses and other current assets	838	579

Total current assets	33,257	42,630

Non-current assets
Property and equipment, net	245	1,751
Operating leases	223	1,060

Total non-current assets	468	2,811

Total assets	$33,725	$45,441

Liabilities and shareholders’ equity

Current liabilities
Accounts payable and accruals
Trade	$783	$952
Other	675	802
Employees and payroll accruals	1,946	1,261
Other current liabilities	48	56
Operating lease liabilities	83	337

Total current liabilities	3,535	3,408

Non-current liabilities
Royalties provision	—	94
Operating lease liabilities	—	627

Total non-current liabilities	—	721

Shareholders’ equity
Share capital, Ordinary shares, 48 NIS par value (18,000,000 authorized shares as of June 30, 2023 and December 31, 2022, respectively; 5,849,216 and 5,844,463 shares issued and outstanding as of June 30, 2023 and December 31, 2022, respectively) (1)	83,728	83,664
Additional paid-in capital	85,075	84,941
Accumulated deficit	(138,613)	(127,293)

Total shareholders’ equity	30,190	41,312

Total liabilities and shareholders’ equity	$33,725	$45,441

(1)	All share amounts have been retroactively adjusted to reflect a 1-for-20 reverse share split.

The accompanying notes to the consolidated unaudited financial statements are an integral part of them.

CHECK CAP LTD

CONSOLIDATED UNAUDITED STATEMENTS OF COMPREHENSIVE LOSS

(U.S. dollars in thousands, except share and per share data)

	Six months ended June 30,		Three months ended June 30,
	2023	2022	2023	2022
Research and development expenses, net	$8,151	$7,673	$4,480	$3,545
General and administrative expenses	2,762	3,100	1,583	1,343
Impairment of fixed assets	1,364	—	1,364	—

Operating loss	12,277	10,773	7,427	4,888

Finance Income, net	957	132	549	81

Loss before income tax	11,320	10,641	6,878	4,807

Net loss for the period	$11,320	$10,641	$6,878	$4,807

Loss per share:
Net loss per ordinary share basic and diluted	$1.94	$1.94	$1.18	$0.82

Weighted average number of ordinary shares outstanding—basic and diluted	5,847,392	5,497,548	5,848,565	5,840,089

The accompanying notes to the consolidated unaudited financial statements are an integral part of them.

CHECK CAP LTD.

CONSOLIDATED UNAUDITED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share and per share data)

	Number of Ordinary Shares (1)	Amount	Additional paid-in capital	Accumulated deficit	Total shareholders’ equity
Balance as of January 1, 2023	5,844,463	$83,664	$84,941	$(127,293)	$41,312
Share-based compensation	—	—	156	—	156
Net loss	—	—	—	(4,442)	(4,442)
RSUs vesting	3,375	46	(46)	—	—
Balance as of March 31, 2023	5,847,838	$83,710	$85,051	$(131,735)	$37,026
Share-based compensation	—	—	42	—	42
RSUs vesting	1,378	18	(18)	—	—
Net loss	—	—	—	(6,878)	(6,878)
Balance as of June 30, 2023	5,849,216	$83,728	$85,075	$(138,613)	$30,190

Balance as of January 1, 2022	4,840,089	$68,787	$90,089	$(108,185)	$50,691
Issuance of ordinary shares and warrants in March 2022 registered direct offerings, net of issuance expenses in an amount of $1,150	1,000,000	14,815	(5,965)	—	8,850
Share-based compensation	—	—	250	—	250
Net loss	—	—	—	(5,834)	(5,834)
Balance as of March 31, 2022	5,840,089	$83,602	$84,374	$(114,019)	$53,957
Share-based compensation	—	—	274	—	274
Net loss	—	—	—	(4,807)	(4,807)
Balance as of June 30, 2022	5,840,089	$83,602	$84,648	$(118,826)	$49,424

(1)	All share amounts have been retroactively adjusted to reflect a 1-for-20 reverse share split

The accompanying notes to the consolidated unaudited financial statements are an integral part of them.

CHECK-CAP LTD.

CONSOLIDATED UNAUDITED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands, except share and per share data)

	Six months ended June 30,
	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(11,320)	$(10,641)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation	190	159
Impairment of fixed assets	1,364	—
Share-based compensation	198	525
Financial income, net	(323)	(239)
Changes in assets and liabilities items:
Increase in prepaid and other current assets and non-current assets	(255)	(152)
Increase (decrease) in trade accounts payable, accruals and other current liabilities	(270)	320
Increase (decrease) in employees and payroll accruals	686	(293)
Decrease in royalties provision	(94)	(25)
Net cash used in operating activities	$(9,824)	$(10,346)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(83)	(323)
Changes in short-term deposits	8,069	(13,000)
Net cash provided by (used in) investing activities	$7,986	$(13,323)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of ordinary shares in the registered direct offerings, net of issuance expenses	—	8,850
Net cash provided by financing activities	$—	$8,850

Net increase in cash, cash equivalents and restricted cash	(1,838)	(14,819)
Cash, cash equivalents and restricted cash at the beginning of the period	4,442	26,807
Cash, cash equivalents and restricted cash at the end of the period	$2,604	$11,988

The accompanying notes to the consolidated unaudited financial statements are an integral part of them.

CHECK-CAP LTD.

CONSOLIDATED UNAUDITED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands, except share and per share data)

Supplemental information for Cash Flow:

	Six months ended June 30,
	2023	2022
Supplemental disclosure of non-cash flow information
Purchase of property and equipment included in accounts payable and accrued expenses	—	38
Assets acquired under operating lease	136	167

Supplemental disclosure of cash flow information:
Cash paid for taxes	2	3
Interest received	654	138

The accompanying notes to the consolidated unaudited financial statements are an integral part of them.

CHECK CAP LTD

NOTES TO CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 1—GENERAL INFORMATION

A. General

(1)	Check-Cap Ltd. (the “Company”) was incorporated under the laws of the State of Israel. The registered address of its offices is 29 Abba Hushi Avenue, Isfiya 3009000, Israel.

(2)	The Company has a wholly-owned subsidiary, Check-Cap US, Inc., that was incorporated under the laws of the State of Delaware on May 15, 2015.

(3)

The Company is a clinical stage medical diagnostics company that aimed to redefine colorectal cancer (CRC) screening through the introduction of C-Scan®, a screening test designed to detect polyps before they may transform into colorectal cancer to enable early intervention and cancer prevention.

On March 21, 2023, the Company announced that following the Company’s internal assessment of the clinical data collected until such date from its calibration studies, the Company has determined that the most recent efficacy results from the Company’s calibration studies did not meet the goal in order to proceed to the powered portion of the U.S. pivotal study.

The Company further announced that it had adopted a plan of actions that included conducting additional clinical data analysis and approaching the U.S. Food and Drug Administration (“FDA”) to make amendments to the U.S. pivotal study and that the Company is also implementing a cost reduction plan in order to extend its cash runway, and that the initiation of the powered portion of the U.S. pivotal study that was expected in mid-2023 is therefore temporarily postponed.

On June 6, 2023, the Company announced that after further review of additional data and interaction with the FDA on a revised pivotal study protocol together with the anticipated time and investment necessary to further develop the technology, the Company’s Board of Directors has determined that it is appropriate to pursue strategic options.

In addition, the Company’s Board of Directors approved a reduction in its workforce by approximately 90 percent, to reduce the Company’s cash burn, after which the Company expects to have eight remaining employees. In light of these developments, the Company discontinued the calibration studies and does not plan on commencing the powered portion of its U.S. pivotal study and plans to concentrate its resources on its essential research activities and strategic alternatives.

As a result, the Company recorded a provision in connection with the termination expenses of the employment of Company employees for the employment period following the balance sheet date in the amount of $611 and retention costs for the remaining employees in the amount of $217.

(4)	On February 24, 2015, the Company consummated an Initial Public Offering in the United States concurrently with a private placement.

On August 11, 2016, the Company consummated a registered direct offering of ordinary shares and pre-funded warrants.

On June 2, 2017, the Company consummated a registered direct offering of ordinary shares and a simultaneous private placement of warrants.

CHECK CAP LTD

NOTES TO CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 1—GENERAL INFORMATION

A. General  (Cont.)

On November 22, 2017, the Company consummated a registered direct offering of ordinary shares and a simultaneous private placement of warrants.

On May 8, 2018, the Company consummated an underwritten public offering of ordinary shares, pre-funded warrants and Series C warrants.

On February 6, 2019, the Company consummated a registered direct offering of ordinary shares and warrants.

In February 2020, the Company consummated a private placement of ordinary shares.

During April and May 2020, the Company consummated three registered direct offerings of ordinary shares and simultaneous private placements of warrants.

On July 27, 2020, the Company consummated a warrant exercise transaction to purchase ordinary shares and a simultaneous private placement of warrants.

During the first quarter of 2021, certain investors exercised their warrants previously issued by the Company.

In July 2021, the Company consummated a registered direct offering of ordinary shares and warrants.

On March 3, 2022, the Company consummated a registered direct offering of ordinary shares and warrants.

The Company’s ordinary shares are listed on the NASDAQ Capital Market under the symbol “CHEK”.

The consolidated financial statements of the Company as of and for the six months ended June 30, 2023, include the financial statements of the Company and its wholly-owned U.S. subsidiary.

(5)

Since its inception, the Company has devoted substantially all of its efforts to research and development, clinical trials, recruiting management and technical staff, acquiring assets and raising capital. The Company has incurred losses of $11,320 and $10,641 for the six months ended June 30, 2023 and 2022, respectively. As of June 30, 2023, the Company’s accumulated deficit was approximately $138,613.

The Company has funded its operations to date primarily through equity financings, sale of its ordinary shares and warrants, the exercise of warrants and other financing transactions and through grants from the Israel Innovation Authority of the Ministry of Economy and Industry.

(6)

In early 2020, the World Health Organization declared the rapidly spreading coronavirus disease (COVID-19) outbreak a pandemic. The Company experienced disruptions to its operations as a result of the COVID-19 pandemic including disruptions to the Company’s clinical studies, and as a result, faced delays in its clinical trials. The extent to which the COVID-19 pandemic shall impact the Company’s operations in the future will depend on future developments, which are highly uncertain and cannot be predicted with confidence.

CHECK CAP LTD

NOTES TO CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 2—CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS

The accompanying consolidated unaudited financial statements have been prepared in a condensed format and include the consolidated unaudited financial operations of the Company as of June 30, 2023 and for the six and three month periods then ended, in accordance with U.S. GAAP, relating to the preparation of financial statements for interim periods. Accordingly, the accompanying consolidated unaudited financial statements do not include all the information and footnotes required by generally accepted accounting principles for complete set of financial statements. These consolidated unaudited financial statements should be read in conjunction with the audited financial statements and the accompanying notes of the Company for the year ended December 31, 2022 that are included in the Company’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 31, 2023 (the “Annual Report”). In the opinion of management, all adjustments (including adjustments related to the reduction of workforce and discontinuance of the clinical studies) considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 2023, are not necessarily indicative of the results that may be expected for the year ended December 31, 2023.

NOTE 3—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies that have been applied in the preparation of the unaudited consolidated financial statements are identical to those that were applied in preparation of the Company’s most recent annual financial statements in connection with the Annual Report.

NOTE 4—LEASES

The Company leases vehicles and offices under various operating lease agreements.

Following the determination of Company’s Board of Directors on June 6, 2023 to discontinue the Company’s clinical studies (see Note 1 A (3)), on June 8, 2023, the Company terminated its sub-lease agreement in Petach Tikva, and the agreement shall terminate on September 8, 2023. The Company currently does not expect to extend the lease agreement of its offices in Isfiya and Petach Tikva, Israel that expire on December 31, 2023 and February 24, 2024, respectively.

According to ASC 842, the changes described above are a triggering event for reassessment of the lease terms and as a result, the lease liability was remeasured as of the reassessment date with an adjustment recorded to the underlying right of use assets.

At June 30, 2023, the Company’s operating lease assets and lease liabilities for operating leases totaled $223 and $83, respectively.

Supplemental cash flow information related to operating leases was as follows:

Six months ended June 30, 2023
Cash payments for operating leases	$223

The Company uses its incremental borrowing rate as the discount rate for its leases, as the implicit rate in the lease is not readily determinable. As of June 30, 2023, the Company’s operating leases had a weighted average

CHECK CAP LTD

NOTES TO CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 4—LEASES

remaining lease term of 5 months and a weighted average borrowing rate of 11%. Future lease payments under operating leases as of June 30, 2023 were as follows:

Operating Leases
Second half of 2023	$130
2024	$3

Total future lease payments	$133
Less imputed interest	(50)

Total lease liability balance	$83

NOTE 5—SHARE-BASED COMPENSATION

1.	A summary of the Company’s option activity related to options granted to employees, service providers and directors, and related information is as follows:

	For the six months ended June 30, 2023
	Number	Weighted average exercise price (in $)	Weighted average remaining contractual life (in years)
Options outstanding at beginning of period	191,892	35.35	8.59
Options granted	903	2.82
Options forfeited and expired	(2,901)	158.58
Options outstanding at end of period	189,894	33.31	8.62
Options exercisable at end of period	73,560	58.77	7.84

2.	A summary of the Company’s restricted stock awards (“RSUs”) activity is as follows:

For the six months ended June 30, 2023
Unvested at beginning of period	19,703
Granted	—
Vested	(4,753)
Forfeited	(1,853)
Unvested at end of period	13,097

On January 4, 2023, the Company’s Board of Directors resolved to increase the number of ordinary shares of the Company reserved for issuance under the Check-Cap Ltd. 2015 Equity Incentive Plan by an additional 30,000 ordinary shares.

Following the balance sheet date, due to the termination of the employment of Company employees (see Note 1A(3)), an aggregate of 21,759 options and RSUs expired.

CHECK CAP LTD

NOTES TO CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 6—IMPAIRMENT OF FIXED ASSETS

On June 6, 2023, the Company announced that following a review of its business, resources and capabilities, it is exploring strategic alternatives (see Note 1A(3)).

As a result , due to changes in circumstances that indicate that the carrying amount of an asset (or asset group) may not be recoverable, the Company reviewed its long-lived assets for impairment in accordance with ASC 360-10 “Accounting for the Impairment or Disposal of Long-Lived Assets” and determined that the fixed assets are considered to be impaired by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Therefore, the Company recorded an impairment loss of 1,364 for the six months ended June 30, 2023.

Annex A

BUSINESS COMBINATION AGREEMENT

among

KEYSTONE DENTAL HOLDINGS, INC.,

CAPSTONE DENTAL PUBCO, INC.,

CAPSTONE MERGER SUB LTD.,

CAPSTONE MERGER SUB CORP.,

and

CHECK-CAP LTD.

Dated as of August 16, 2023

A-i

A-ii

Exhibits:

Exhibit A	Form of Registration Rights Agreement
Exhibit B	Form of Israeli Surviving Company Articles
Exhibit C	Form of PubCo Amended and Restated Bylaws
Exhibit D	Form of PubCo Amended and Restated Certificate of Incorporation

A-iii

BUSINESS COMBINATION AGREEMENT

THIS BUSINESS COMBINATION AGREEMENT (this “Agreement”) is made and entered into as of August 16, 2023 by and among Keystone Dental Holdings, Inc., a Delaware corporation (“Keystone”), Capstone Dental Pubco, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Keystone (“PubCo”), Capstone Merger Sub Ltd., an Israeli company and a direct, wholly owned subsidiary of PubCo (“Israeli Merger Sub”), Capstone Merger Sub Corp., a Delaware corporation and a direct, wholly owned subsidiary of PubCo (“U.S. Merger Sub” and, together with Israeli Merger Sub, the “Merger Subs”), and Check-Cap Ltd., an Israeli company (“Check-Cap”). Keystone, PubCo, the Merger Subs and Check-Cap are sometimes referred to individually as a “Party” and, collectively, as “Parties”.

WHEREAS, upon the terms and subject to the conditions of this Agreement, the Parties are entering into a business combination transaction pursuant to which, among other things, on the terms and subject to the conditions set forth in this Agreement, (i) in accordance with the provisions of Sections 314-327 of the ICL (as defined below), Israeli Merger Sub will merge with and into Check-Cap (the “Israeli Merger”), with Check-Cap surviving the Israeli Merger as a direct, wholly owned subsidiary of PubCo, and (ii) in accordance with the provisions of the General Corporation Law of the State of Delaware (the “DGCL”), U.S. Merger Sub will merge with and into Keystone (the “U.S. Merger” and, together with the Israeli Merger, the “Mergers”), with Keystone surviving the U.S. Merger as a direct, wholly owned subsidiary of PubCo;

WHEREAS, the Check-Cap Board has unanimously (i) determined that the Israeli Merger and the Transactions to which Check-Cap is a party, are fair to, advisable and in the best interests of Check-Cap and its shareholders (the “Check-Cap Shareholders”), (ii) approved and declared advisable the Israeli Merger, this Agreement and the Transactions to which Check-Cap is a party, (iii) determined that considering the financial position of the merging entities in the Israeli Merger, no reasonable concern exists that, as a result of the Israeli Merger, the Israeli Surviving Company will be unable to fulfill the obligations of Check-Cap to its creditors, and (iv) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the Check-Cap Shareholders vote to approve the Check-Cap Shareholder Transaction Matters;

WHEREAS, the board of directors of Israeli Merger Sub (the “Israeli Merger Sub Board”) has unanimously (i) determined that the Transactions, including the Israeli Merger, are fair to, advisable, and in the best interests of Israeli Merger Sub and PubCo, as its sole shareholder, (ii) approved and declared advisable this Agreement and the Transactions to which Israeli Merger Sub is a party, including the Israeli Merger, (iii) determined that considering the financial position of the merging entities in the Israeli Merger, no reasonable concern exists that, as a result of the Israeli Merger, the Israeli Surviving Company will be unable to fulfill the obligations of Israeli Merger Sub to its creditors, and (iv) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that PubCo, as the sole shareholder of Israeli Merger Sub, adopt this Agreement and approve the Transactions, including the Israeli Merger;

WHEREAS, the Keystone Board has unanimously (i) determined that the Transactions, including the U.S. Merger, are fair to, advisable and in the best interests of Keystone and its stockholders (the “Keystone Stockholders”), (ii) approved and declared advisable this Agreement and the Transactions, including the U.S. Merger and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the Keystone Stockholders vote to adopt this Agreement and approve the Transactions, including the U.S. Merger;

WHEREAS, the board of directors of U.S. Merger Sub (the “U.S. Merger Sub Board”) has unanimously (i) determined that the Transactions to which U.S. Merger Sub is a party, including the U.S. Merger, are fair to, advisable and in the best interests of U.S. Merger Sub and PubCo, as its sole stockholder, (ii) approved and declared advisable this Agreement and the Transactions to which U.S. Merger Sub is a party, including the U.S. Merger and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that PubCo, as its sole stockholder, adopt this Agreement and approve the Transactions to which U.S. Merger Sub is a party, including the U.S. Merger;

WHEREAS, the board of directors of PubCo (the “PubCo Board”) has unanimously (i) determined that this Agreement and the Transactions, including the Mergers, are fair to, and in the best interests of, PubCo and Keystone, as its sole stockholder, and has approved and adopted this Agreement and the Transactions, including the PubCo Amended and Restated Organizational Documents, and (ii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that Keystone, as the sole stockholder of PubCo, adopt this Agreement and approve the Transactions, including the PubCo Amended and Restated Organizational Documents by Keystone, as the sole stockholder of PubCo;

WHEREAS, concurrently with the execution and delivery of this Agreement, PubCo and certain Keystone Stockholders listed on Section A of the Keystone Disclosure Schedule have executed lock-up agreements (the “Keystone Lock-Up Agreements”), pursuant to which, among other things, each of such Keystone Stockholders will agree to not effect any sale or distribution of any equity securities of PubCo held by any of them during the period set forth therein, subject to certain customary exceptions set forth therein;

WHEREAS, concurrently with the execution and delivery of this Agreement, Keystone, Check-Cap and certain Keystone Stockholders listed on Section B of the Keystone Disclosure Schedule have executed a support agreement (the “Keystone Support Agreement”), pursuant to which, among other things, such Persons have agreed to vote all of their Keystone Common Stock in favor of the approval of this Agreement and the Transactions, including the U.S. Merger;

WHEREAS, concurrently with the execution and delivery of this Agreement, PubCo and certain officers and directors of Check-Cap listed on Section A of the Check-Cap Disclosure Schedule have executed lock-up agreements (the “Check-Cap Lock-Up Agreements”), pursuant to which, among other things, each of such Check-Cap officers and directors will agree to not effect any sale or distribution of any equity securities of PubCo held by any of them during the period set forth therein, subject to certain customary exceptions set forth therein;

WHEREAS, at the Closing, PubCo and certain Keystone Stockholders listed on Section A of the Keystone Disclosure Schedule will enter into a customary registration rights agreement substantially in the form attached hereto as Exhibit A (the “Registration Rights Agreement”), pursuant to which, among other things, PubCo will agree to provide such Keystone Stockholders with certain registration rights with respect to the shares of PubCo Common Stock received in connection with the Transactions; and

WHEREAS, for U.S. federal income tax purposes, (a) it is intended that the U.S. Merger will qualify as a “reorganization” under Section 368(a)(1) of the Code, and (ii) taken together, the Mergers will qualify as an exchange under Section 351 of the Code, and (b) this Agreement is intended to constitute and hereby is adopted as a “plan of reorganization” with respect to the Mergers within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) for purposes of Sections 354, 361 and 368 of the Code and the Treasury Regulations thereunder (collectively, the “Intended U.S. Tax Treatment”).

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the Parties hereby agree as follows:

Section 1. DEFINITIONS AND INTERPRETATION.

1.1 Certain Definitions. For purposes of this Agreement:

“102 Trustee” means the trustee appointed from time to time in accordance with the provisions of the Israeli Income Tax Ordinance, and approved by the ITA, with respect to the Section 102 Shares and Section 102 Awards.

“Acceptable Confidentiality Agreement” means a confidentiality agreement containing terms not materially less restrictive in the aggregate to the counterparty thereto than the terms of the Confidentiality

Agreement; provided that an Acceptable Confidentiality Agreement need not include any “standstill”, non-solicitation, no hire or similar provision that prohibit or impose limitations on the making of an Acquisition Proposal or Acquisition Inquiry. Notwithstanding the foregoing, a Person who has previously entered into a confidentiality agreement with Check-Cap or Keystone, as applicable, relating to a potential Acquisition Proposal shall not be required to enter into a new or revised confidentiality agreement, and such existing confidentiality agreement shall be deemed to be an Acceptable Confidentiality Agreement.

“Acquisition Inquiry” means, with respect to a Party, an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by Keystone or any of its Affiliates, on the one hand, or Check-Cap or any of its Affiliates, on the other hand, to the other Party) that could reasonably be expected to lead to an Acquisition Proposal.

“Acquisition Proposal” means, with respect to a Party, any offer or proposal, whether written or oral (other than an offer or proposal made or submitted by or on behalf of Keystone or any of its Affiliates, on the one hand, or by or on behalf of Check-Cap or any of its Affiliates, on the other hand, to the other Party) contemplating or otherwise relating to any Acquisition Transaction with such Party.

“Acquisition Transaction” means any transaction or series of related transactions involving (a) any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (i) in which a Party is a constituent Entity, (ii) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 25% of the outstanding securities of any class of voting securities of a Party or any of its Subsidiaries or (iii) in which a Party or any of its Subsidiaries issues securities representing more than 25% of the outstanding securities of any class of voting securities of such Party or any of its Subsidiaries; or (b) any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 25% or more of the consolidated book value or the fair market value of the assets of a Party and its Subsidiaries, taken as a whole. For the avoidance of doubt, in no event shall a Check-Cap Legacy Transaction be deemed an Acquisition Transaction.

“Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by Contract or otherwise.

“Affordable Care Act” means the Patient Protection and Affordable Care Act (Pub. L. 111–148), as amended by the Health Care and Education Reconciliation Act of 2010 (Pub. L. 111–152), and the regulations promulgated pursuant to each of the foregoing Laws.

“Aggregate Transaction Consideration” means, collectively, the Check-Cap Merger Consideration and the Keystone Merger Consideration.

“Anticipated Closing Date” means the anticipated Closing Date, as agreed upon by Check-Cap and Keystone, no later than the Net Cash Determination Date.

“Antitrust Law” means any Law that is designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, restraint of trade or lessening of competition through merger or acquisition, including the Israeli Economic Competition Law, 1988.

“Business Day” means any day other than a day on which banks in the State of New York or in Israel are authorized or obligated to be closed.

“Business Systems” means all software, computer hardware (whether general or special purpose), electronic data processing, information, record keeping, communications, telecommunications, networks, interfaces, platforms, servers, peripherals, and computer systems, including any outsourced systems and processes, that are owned by, or used in the conduct of the business of Keystone and its Subsidiaries as presently conducted.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act or any other corresponding or similar provision of any other Applicable Law enacted with COVID-19 (including an Executive Order of the U.S. President pursuant to Section 7508A of the Code).

“Check-Cap Associate” means any current employee, independent contractor, officer or director of Check-Cap or its Subsidiary.

“Check-Cap Board” means the board of directors of Check-Cap.

“Check-Cap CLA Warrants” means the warrants issued to certain lenders and existing Check-Cap Shareholders to purchase Check-Cap Ordinary Shares, pursuant to a Credit Line Agreement dated as of August 20, 2014.

“Check-Cap Capitalization Representations” means the representations and warranties of Check-Cap set forth in Section 5.6(a) and Section 5.6(d).

“Check-Cap Contract” means any Contract: (a) to which Check-Cap is a party, (b) by which Check-Cap is or may become bound or under which Check-Cap has, or may become subject to, any obligation or (c) under which Check-Cap has or may acquire any right or interest.

“Check-Cap Employee Plan” means any Employee Plan that Check-Cap or its Subsidiary sponsors, contributes to, or provides benefits under or through, or has any obligation to contribute to or provide benefits under or through, which covers any current or former employee, officer, director or other service provider of Check-Cap or its Subsidiary (or their spouses, dependents, or beneficiaries) or with respect to which Check-Cap or its Subsidiary have or may have any liability (contingent or otherwise, including be reason of being an ERISA Affiliate).

“Check-Cap Exchange Ratio” means a ratio equal to one (1)-to-one (1).

“Check-Cap Fundamental Representations” means the representations and warranties of Check-Cap set forth in Sections 5.1(a) and 5.1(b) (Due Organization; Subsidiaries), Section 5.2 (Organizational Documents), Section 5.3 (Authority; Binding Nature of Agreement), and Section 5.21 (Financial Advisors).

“Check-Cap IP Rights” means all Intellectual Property owned, licensed to or controlled by Check-Cap that is necessary for the operation of the business of Check-Cap as presently conducted.

“Check-Cap IP Rights Agreement” means any instrument or agreement governing, related or pertaining to any Check-Cap IP Rights.

“Check-Cap Legacy Assets” means the assets, technology and Intellectual Property of Check-Cap as they existed at any time prior to the date of this Agreement set forth on Section 1.1 of the Check-Cap Disclosure Schedule.

“Check-Cap Legacy Business” means the business of Check-Cap as conducted at any time prior to the date of this Agreement.

“Check-Cap Legacy Transaction Eligible Proceeds” means the aggregate amount of any consideration (in cash or in kind, including any contractual rights) received by Check-Cap or by the Israeli Surviving Company (or any successor thereof) in connection with any Check-Cap Legacy Transaction, after deduction of any Liabilities associated with the Check-Cap Legacy Business or Check-Cap Legacy Assets relating to such Check-Cap Legacy Transaction (including, for the avoidance of doubt, any Liabilities for related Taxes or to the IIA and any fees or expenses relating to the Check-Cap Legacy Business or such Check-Cap Legacy Assets or the distribution of such amounts to the Check-Cap Legacy Holders), in all cases without duplication; provided, for the avoidance of doubt, that any such consideration shall be deemed “Check-Cap Legacy Transaction Eligible Proceeds” solely to the extent that it was not included in determining the amount set forth in sub-paragraph (vii) of the definition of Net Cash.

“Check-Cap Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of the Check-Cap Material Adverse Effect, has or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of Check-Cap; provided, however, that Effects arising or resulting from the following shall not be taken into account in determining whether there has been a Check-Cap Material Adverse Effect: (i) the announcement of this Agreement or the pendency of the Transactions, (ii) any change in the stock price or trading volume of Check-Cap Ordinary Shares (it being understood, however, that any Effect causing or contributing to any change in stock price or trading volume of Check-Cap Ordinary Shares may be taken into account in determining whether a Check-Cap Material Adverse Effect has occurred, unless such Effects are otherwise excepted from this definition), (iii) the taking of any action, or the failure to take any action, by Check-Cap that is required to comply with the terms of this Agreement, (iv) the sale or winding down of the Check-Cap Legacy Business and Check-Cap’s operations, and the sale, license or other disposition of the Check-Cap Legacy Assets, (v) any natural disaster or epidemics, pandemics or other force majeure events, or any act or threat of terrorism or war, any armed hostilities or terrorist activities (including any escalation or general worsening of any of the foregoing) anywhere in the world, or any governmental or other response or reaction to any of the foregoing, (vi) any change in GAAP or applicable Law or the interpretation thereof, (vii) general economic or political conditions or conditions generally affecting the industries in which Check-Cap and its Subsidiary operate, (viii) any change in the cash position of Check-Cap and its Subsidiary which results from operations in the Ordinary Course of Business; except in each case with respect to clauses (v), (vi) and (vii), to the extent disproportionately affecting Check-Cap and its Subsidiary relative to other similarly situated companies in the industries in which Check-Cap and its Subsidiary operate.

“Check-Cap Option” means an option to purchase a Check-Cap Ordinary Share granted under the Check-Cap Stock Plans.

“Check-Cap Ordinary Shares” means the ordinary shares, par value NIS 48.00 each, of Check-Cap.

“Check-Cap Placement Agent Warrants” means the placement agent warrants to purchase Check-Cap Ordinary Shares issued to H.C. Wainwright & Co., LLC or its designees, pursuant to certain Engagement Letters dated (i) January 23, 2019, (ii) July 22, 2020, (iii) June 24, 2021 (as amended on June 29, 2021) and (iv) February 26, 2022.

“Check-Cap Registered IP” means all Check-Cap IP Rights that are owned or exclusively or non-exclusively licensed to Check-Cap that are registered, filed or issued under the authority of, with or by any Governmental Authority, including all patents, registered copyrights and registered trademarks and all applications for any of the foregoing.

“Check-Cap Registered Direct Warrants” means the warrants to purchase Check-Cap Ordinary Shares issued pursuant to registered direct offerings and a warrant exercise agreement on February 4, 2019, July 23, 2020, July 2, 2021 and March 3, 2022.

“Check-Cap RSU” means a restricted stock unit award representing the right to receive a Check-Cap Ordinary Share under the Check-Cap Stock Plans.

“Check-Cap Stock Plans” means, collectively, each of the Check-Cap LLC 2006 Unit Option Plan, the Check-Cap Ltd. 2015 Equity Incentive Plan and the Check-Cap Ltd. 2015 United States Sub-Plan, in each case, as may be amended from time to time.

“Check-Cap Unaudited Interim Balance Sheet” means the unaudited consolidated balance sheet of Check-Cap for the six (6)-month period ended June 30, 2023.

“Check-Cap Warrants” means, collectively, the (a) Check-Cap Registered Direct Warrants, (b) Check-Cap CLA Warrants, and the (c) Check-Cap Placement Agent Warrants.

“Code” means the Internal Revenue Code of 1986, as amended.

“Confidentiality Agreement” means the Confidentiality Agreement dated May 9, 2023, between Keystone and Check-Cap.

“Consent” means any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

“Contract” means, with respect to any Person, any written agreement, contract, subcontract, lease (whether for real or personal property), mortgage, license, or other legally binding commitment or undertaking of any nature to which such Person is a party or by which such Person or any of its assets are bound or affected under applicable Law.

“DGCL” means the General Corporation Law of the State of Delaware.

“Effect” means any effect, change, event, circumstance, or development.

“Employee Plan” means (A) an “employee benefit plan” within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA; (B) equity and/or equity based compensation plans, equity purchase plans, bonus or incentive plans, severance pay plans, programs or arrangements, deferred compensation arrangements or agreements, compensation plans, programs, change in control plans, programs or arrangements, supplemental income arrangements, vacation plans, fringe benefit plans and all other employee benefit plans or arrangements, not described in (A) above; and (C) plans or arrangements providing compensation to employee and non-employee directors.

“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, lease, option, easement, reservation, servitude, adverse title, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction or encumbrance of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Enforceability Exceptions” means the (a) Laws of general application relating to bankruptcy, insolvency and the relief of debtors and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

[1]	NTD: FBC to include applicable reference dates.

“Entity” means any corporation (including any non-profit corporation), partnership (including any general partnership, limited partnership or limited liability partnership), joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity, and each of its successors.

“Environmental Law” means any federal, state, local or foreign Law relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any Law or regulation relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

“Equity Awards” means each outstanding equity award granted under the Check-Cap Stock Plans and/or Keystone Stock Plans and/or PubCo Stock Plan.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any Entity, any other entity, trade or business that is, or at any applicable time was, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes such Entity.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Governmental Authority” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature, (b) federal, state, local, municipal, foreign, supra-national or other government, (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, bureau, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal, and for the avoidance of doubt, any taxing authority) or (d) self-regulatory organization (including Nasdaq).

“Governmental Authorization” means any: (a) permit, license, certificate, franchise, permission, variance, exception, order, approval, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Authority or pursuant to any Law or (b) right under any Contract with any Governmental Authority.

“Hazardous Materials” means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Law, including crude oil or any fraction thereof, and petroleum products or by-products.

“ICL” means the Israeli Companies Law, 5759-1999, as amended from time to time, including the regulations promulgated thereunder, or any other Law which may come in its stead, including all amendments made thereto.

“IIA” means the Israel Innovation Authority.

“IIA Notice” means the written notice to be submitted to the IIA with respect to the Transactions, in accordance with the Israeli Encouragement of Research, Development and Technological Innovation in the Industry Law, 5744-1984 and the IIA’s regulations, in a form reasonably acceptable to Keystone, together with the IIA Undertaking executed by PubCo to be delivered at Closing, which notice may be submitted to the IIA following the Closing.

“IIA Undertaking” shall have the meaning ascribed to such term in Section 9.2(h).

“Intellectual Property” means (a) United States, foreign and international patents, patent applications, including all provisionals, nonprovisionals, substitutions, divisionals, continuations, continuations-in-part, reissues, extensions, supplementary protection certificates, Inter Partes Review or Post Grant Review Certificates, reexaminations, term extensions, certificates of invention and the equivalents of any of the foregoing, statutory invention registrations, invention disclosures and inventions (collectively, “Patents”), (b) trademarks, service marks, trade names, domain names, corporate names, brand names, trade dress, logos and other source identifiers, including registrations and applications for registration thereof, (c) copyrights, including registrations and applications for registration thereof, (d) URLs, domain names, and social media accounts, (e) software, including all source code, object code and related documentation, formulae, customer lists, trade secrets, know-how, confidential information and other proprietary rights and intellectual property, whether patentable or not and (f) all United States and foreign rights arising under or associated with any of the foregoing.

“IRS” means the United States Internal Revenue Service.

“ISA” shall mean the Israel Securities Authority.

“ISA No-Action Letter” shall mean an exemption and no-action letter from the ISA from the requirements of the Israeli Securities Law concerning the publication of an Israeli Prospectus in respect of the offering of the Check-Cap Merger Consideration to be issued to the Check-Cap Shareholders and, to the extent necessary, the Keystone Stockholders to whom the Israeli Securities Law applies.

“Israeli Income Tax Ordinance” means the Israeli Income Tax Ordinance [New Version] 5721-1961, and the rules and regulations promulgated thereunder.

“ITA” means the Israel Tax Authority.

“Key Employee” means, with respect to Keystone or Check-Cap, an executive officer of such Party or any employee of such Party that reports directly to the board of directors of such Party or to the Chief Executive Officer or Chief Financial Officer of such Party.

“Keystone Associate” means any current employee, independent contractor, officer or director of Keystone or any of its Subsidiaries.

“Keystone Board” means the board of directors of Keystone.

“Keystone Capitalization Representations” means the representations and warranties of Keystone, set forth in Section 4.6(a) and Section 4.6(d).

“Keystone Common Stock” means the common stock, par value $0.01 per share, of Keystone.

“Keystone Contract” means any Contract: (a) to which Keystone or any of its Subsidiaries is a Party, (b) by which Keystone or any of its Subsidiaries is or may become bound or under which Keystone or any of its Subsidiaries has, or may become subject to, any obligation or (c) under which Keystone or any of its Subsidiaries has or may acquire any right or interest.

“Keystone Employee Plan” means any Employee Plan that Keystone or any of its Subsidiaries sponsors, contributes to, or provides benefits under or through, or has any obligation to contribute to or provide benefits under or through, which covers any current or former employee, officer, director or other service provider of Keystone or any of its Subsidiaries (or their spouses, dependents, or beneficiaries) or with respect to which Keystone or any of its Subsidiaries has or may have any liability (contingent or otherwise, including be reason of being an ERISA Affiliate).

“Keystone Exchange Ratio” means the ratio (rounded to four decimal places) obtained by dividing (a) the Keystone Implied Share Value by (b) the Check-Cap Implied Share Value, in which:

•	“Check-Cap Implied Share Value” means the quotient of (i) the Check-Cap Valuation divided by (ii) the Check-Cap Outstanding Share Number.

•

“Check-Cap Outstanding Share Number” means the total number of Check-Cap Ordinary Shares outstanding immediately prior to the Israeli Merger Effective Time (after giving effect to the expiration of any Check-Cap Options and Check-Cap Warrants that shall expire on or immediately prior to the Israeli Merger Effective Time) expressed on a fully diluted basis, and assuming, without limitation or duplication, the exercise in full, on a cashless basis, of all Check-Cap Options and Check-Cap Warrants outstanding as of immediately prior to the Israeli Merger Effective Time (based on the treasury stock method). For the avoidance of doubt, the Check-Cap Outstanding Share Number shall include, without duplication, any rights to receive shares or other securities of Check-Cap, including as a result of “anti-dilution” or similar rights, and any right to receive or acquire securities that are issued prior to the Closing, or that may be issued at any time following the Closing as a result of any pre-Closing agreement, undertaking, or event (in each case, based on the treasury stock method).

•	“Check-Cap Valuation” means the dollar amount equal to (i) $39,700,000, minus (ii) the Net Cash Shortfall Amount, plus (iii) the Net Cash Excess Amount.

•	“Keystone Implied Share Value” means the quotient of (i) the Keystone Valuation divided by (ii) the Keystone Outstanding Share Number.

•	“Keystone Valuation” means $225,000,000.

•

“Keystone Outstanding Share Number” means the total number of shares of Keystone Common Stock outstanding immediately prior to the U.S. Merger Effective Time (after giving effect to the expiration of any Keystone Options and Keystone Warrants that shall expire on or immediately prior to the U.S. Merger Effective Time) expressed on a fully-diluted and as-converted to Keystone Common Stock basis, assuming, without limitation or duplication, the exercise in full, on a cashless basis, of all Keystone Options and Keystone Warrants outstanding as of immediately prior to the U.S. Merger Effective Time (based on the treasury stock method). For the avoidance of doubt, the Keystone Outstanding Share Number shall include, without duplication, any rights to receive shares or other securities of Keystone, including as a result of “anti-dilution” or similar rights, and any right to receive or acquire securities that are issued prior to the Closing, or that may be issued at any time following the Closing as a result of any pre-Closing agreement, undertaking, or event, including any shares of Keystone Common Stock issued or issuable pursuant to the Keystone 2021 SPA (in each case, based on the treasury stock method).

•	“Net Cash Target” means $22,300,000.

•

“Net Cash Shortfall Amount” means, if Net Cash is less than the Net Cash Target by an amount greater than $1,000,000, then the amount that Net Cash is less than the Net Cash Target. For the avoidance of doubt, if Net Cash is less than the Net Cash Target by an amount less than $1,000,000, then the Net Cash Shortfall Amount shall be deemed $0 (zero dollars).

•

“Net Cash Excess Amount” means, if Net Cash is greater than the Net Cash Target by an amount greater than $1,000,000, then the amount that Net Cash is greater than the Net Cash Target. For the avoidance of doubt, if Net Cash is greater than the Net Cash Target by an amount less than $1,000,000, then the Net Cash Excess Amount shall be deemed $0 (zero dollars).

Set forth on Section 1.1(a)(i) of the Check-Cap Disclosure Schedule is an illustrative example of the post-Closing capitalization of PubCo.

“Keystone Fundamental Representations” means the representations and warranties of Keystone set forth in Sections 4.1(a) and 4.1(b) (Due Organization; Subsidiaries), Section 4.3 (Authority; Binding Nature of Agreement), and Section 4.21 (Financial Advisors) and the representations and warranties of each of the Merger Subs and PubCo set forth in Sections 6.1(a) and 6.1(b) (Due Organization; Subsidiaries) and Section 6.3 (Authority; Binding Nature of Agreement).

“Keystone IP Rights” means all Intellectual Property owned, licensed to, or controlled by Keystone or its Subsidiaries that is necessary for or used in the operation of the business of Keystone and its Subsidiaries as presently conducted.

“Keystone IP Rights Agreement” means any instrument or agreement governing, related to or pertaining to any Keystone IP Rights.

“Keystone Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of a Keystone Material Adverse Effect, has or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of Keystone or its Subsidiaries, taken as a whole; provided, however, that Effects arising or resulting from the following shall not be taken into account in determining whether there has been a Keystone Material Adverse Effect: (i) the announcement of this Agreement or the pendency of the Transactions, (ii) the taking of any action, or the failure to take any action, by Keystone that is required to comply with the terms of this Agreement, (iii) any natural disaster or epidemics, pandemics or other force majeure events, or any act or threat of terrorism or war, any armed hostilities or terrorist activities (including any escalation or general worsening of any of the foregoing) anywhere in the world or any governmental or other response or reaction to any of the foregoing, (iv) any change in GAAP or applicable Law or the interpretation thereof, or (v) general economic or political conditions or conditions generally affecting the industries in which Keystone and its Subsidiaries operate; except in each case with respect to clauses (iii), (iv) and (v), to the extent disproportionately affecting Keystone and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which Keystone and its Subsidiaries operate.

“Keystone Option” means an option to purchase a share of Keystone Common Stock under the Keystone Stock Plans.

“Keystone Registered IP” means all Keystone IP Rights that are owned or purported to be owned or exclusively licensed to Keystone that are registered, filed or issued under the authority of, with or by any Governmental Authority, including all patents, registered copyrights and registered trademarks and all applications and registrations for any of the foregoing.

“Keystone Stock Plans” means, collectively, the SBT Holdings Inc. 2018 Stock Option Plan and the SBT Holdings Inc. 2019 Stock Option Plan, in each case, as may be amended from time to time.

“Keystone Unaudited Interim Balance Sheet” means the unaudited consolidated balance sheet of Keystone for the three (3)-month period ended March 31, 2023 provided to Check-Cap prior to the date of this Agreement.

“Keystone Warrant” means a warrant to purchase shares of Keystone Common Stock issued by Keystone.

“Knowledge” means, with respect to an individual, that such individual is actually aware of the relevant fact or such individual would reasonably be expected to know such fact following reasonable inquiry in the ordinary course of the performance of such individual’s employment responsibilities.

“Law” means any federal, state, national, supra-national, foreign, local, provincial or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority (including under the authority of Nasdaq or the Financial Industry Regulatory Authority).

“Legal Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Authority or any arbitrator or arbitration panel.

“Multiemployer Plan” means (a) a “multiemployer plan,” as defined in Section 3(37) or 4001(a)(3) of ERISA or (b) a plan which if maintained or administered in or otherwise subject to the Laws of the United States would be described in paragraph (a).

“Multiple Employer Plan” means (a) a “multiple employer plan” within the meaning of Section 413(c) of the Code or Section 210 of ERISA or (b) a plan which if maintained or administered in or otherwise subject to the Laws of the United States would be described in paragraph (a).

“Multiple Employer Welfare Arrangement” means (a) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA or (b) a plan which if maintained or administered in or otherwise subject to the Laws of the United States would be described in paragraph (a) of this definition.

“Nasdaq” means The Nasdaq Capital Market.

“Nasdaq Reverse Split” means a reverse share split of all outstanding Check-Cap Ordinary Shares, at a reverse share split ratio in the range mutually agreed to by Check-Cap and Keystone, for the purpose of maintaining compliance with Nasdaq listing standards.

“Net Cash” means, without duplication and in any event as of the Net Cash Determination Time and, as applicable, determined in a manner consistent with the manner in which such items were historically determined and in accordance with Check-Cap’s audited financial statements and unaudited interim balance sheet, the sum of (i) Check-Cap’s unrestricted cash and cash equivalents (excluding marketable securities, other than marketable securities acquired in accordance with Keystone’s written consent, which shall not be unreasonably withheld, but including, for the avoidance of doubt, unrestricted cash deposits and interest accrued thereon), plus (ii) restricted cash items set forth in Section 1.1 of the Check-Cap Disclosure Schedule minus (iii) current and long-term liabilities payable in cash (excluding non-cash liabilities) accrued at Closing pursuant to GAAP, minus (iv) all of Check-Cap’s unpaid Transaction Costs, minus (iv) the cost of redemption of all Check-Cap Warrants (including for the avoidance of doubt, the Check-Cap Registered Direct Warrants and Check-Cap Placement Agent Warrants) that have redemption rights according to their terms, and are outstanding as of immediately prior to the Israeli Merger Effective Time (assuming the full redemption thereof), plus (v) all prepaid Check-Cap expenses listed on Section 1.1 of the Check-Cap Disclosure Schedule, plus (vi) the amount of any expenses paid or liabilities incurred by Check-Cap during the Interim Period that the insurer under Check-Cap’s D&O insurance policy listed on Section 1.1 of the Check-Cap Disclosure Schedule has unconditionally and irrevocably agreed in writing to pay and are in excess of the deductible under such policy, plus (vii) the amount of any Check-Cap Legacy Transaction Eligible Proceeds (disregarding, for purposes of this definition, the proviso in the definition of “Check-Cap Legacy Transaction Eligible Proceeds”) to be received by Check-Cap for any Check-Cap Legacy Transaction at or prior to the Closing Date, or to which Check-Cap is contractually entitled as of the Closing Date to receive within ninety (90) days following the Closing Date (subject to no conditions other than the passage of time).

“Open Source Materials” means any software or other material that is distributed pursuant to any license identified as an open source license by the Open Source Initiative (including but not limited to the GNU General Public License (GPL), Affero GPL, LGPL, Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), the Sun Industry Standards License (SISL), and the Apache License).

“Order” means any judgment, order, writ, injunction, ruling, decision or decree of (that is binding on a Party), or any plea agreement, corporate integrity agreement, resolution agreement, or deferred prosecution agreement with, or any settlement under the jurisdiction of, any court or Governmental Authority.

“Ordinary Course of Business” means, with respect to a Party, such actions taken in the ordinary course of its normal operations and consistent with its past practices.

“Organizational Documents” means, with respect to any Person (other than an individual), (a) the certificate or articles of association or incorporation or organization or limited partnership or limited liability company, and any joint venture, limited liability company, operating or partnership agreement and other similar documents adopted or filed in connection with the creation, formation or organization of such Person and (b) all bylaws, regulations and similar documents or agreements relating to the organization or governance of such Person, in each case, as amended or supplemented.

“Permitted Alternative Agreement” means a definitive agreement that contemplates or otherwise relates to an Acquisition Transaction that constitutes a Superior Offer.

“Permitted Encumbrance” means (a) any liens for current Taxes not yet due and payable or for Taxes that are being contested in good faith and for which adequate reserves have been made on the Keystone Unaudited Interim Balance Sheet or the Check-Cap Unaudited Interim Balance Sheet, as applicable, in accordance with GAAP (b) liens that have arisen in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of Keystone or any of its Subsidiaries or Check-Cap or its Subsidiary, as applicable, (c) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements that have arisen in the Ordinary Course of Business and that do not (in any case or in the aggregate) have a Keystone Material Adverse Effect or Check-Cap Material Adverse Effect, as the case may be, (d) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Law that have arisen in the Ordinary Course of Business and that do not (in any case or in the aggregate) have a Keystone Material Adverse Effect or Check-Cap Material Adverse Effect, as the case may be, and (e) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies that have arisen in the Ordinary Course of Business and that do not (in any case or in the aggregate) have a Keystone Material Adverse Effect or Check-Cap Material Adverse Effect, as the case may be.

“Person” means any individual, Entity or Governmental Authority.

“Personal Information” means information (in any form or media) that identifies, relates to, describes or can be used to identify an individual (alone or when combined with other associated information or data), including: (i) Protected Health Information, as defined under HIPAA; (ii) individually identifiable government identifiers, such as Social Security or other tax identification numbers, driver’s license numbers and other government-issued identification numbers; (iii) user names, email addresses, passwords or other credentials for accessing accounts; and (iv) any information defined as “personally identifiable information” or “personal data” as defined under applicable Privacy Laws.

“Privacy Laws” means, collectively, (i) all applicable Laws relating to data privacy, data protection, data security, trans-border data flow, data loss, data theft, or breach notification with respect to the collection, handling, use, processing, maintenance, storage, disclosure or transfer of Personal Information enacted, adopted, promulgated or applied by any Governmental Authority, including the applicable legally binding requirements set forth in applicable regulations and agreements containing consent orders published by regulatory authorities of competent jurisdiction such as, as applicable, the U.S. Federal Trade Commission, U.S. Federal

Communications Commission, and foreign, state or provincial data protection authorities, including HIPAA; (ii) the internal privacy policy of Keystone and any public statements that Keystone has made regarding its privacy policies and practices; (iii) third party privacy policies with which Keystone has been or is contractually obligated to comply; and (iv) any applicable rules (including the Payment Card Industry Data Security Standard) of any applicable self-regulatory organizations in which Keystone is or has been a member and/or with which Keystone is or has been contractually obligated to comply relating to data privacy, data protection, data security, trans-border data flow, data loss, data theft, or breach notification with respect to the collection, handling, use, processing, maintenance, storage, disclosure or transfer of Personal Information.

“PubCo Stock Plan” means the stock plan to be approved and adopted by PubCo Board, to be effective upon and following the Closing, and which shall provide for an aggregate share reserve customary for a publicly listed company.

“Products” means any products or services, developed, owned, performed, offered, marketed, licensed, sold, distributed or other otherwise made available by or on behalf Keystone, Check-Cap or their respective Subsidiaries, (i) from which Keystone, Check-Cap or their respective Subsidiaries has derived in the three (3) years prior to the date of this Agreement, is currently deriving, or is scheduled to derive, revenue from the sale, license or provision thereof, including products or services under development, or (ii) for which Keystone, Check-Cap or their respective Subsidiaries has an ongoing obligation to provide warranty or similar services.

“Representatives” means directors, officers, employees, agents, attorneys, accountants, investment bankers, advisors and representatives.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

An Entity shall be deemed to be a “Subsidiary” of a Person if such Person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such entity’s board of directors or other governing body or (b) at least 50% of the outstanding equity, voting, beneficial or financial interests in such Entity; provided that any reference in this Agreement to a Subsidiary of Keystone shall not be deemed as referring to PubCo or the Merger Subs for such purpose.

“Section 3(i) Award” means any Equity Award that was granted under the Keystone Stock Plans and/or PubCo Stock Plan pursuant to Section 3(i) of the Israeli Income Tax Ordinance.

“Section 102” means Section 102 of the Israeli Income Tax Ordinance.

“Section 102 Award” means any Equity Award that was intended to be granted and taxed pursuant to Section 102(b)(2) or Section 102(b)(3) of the Israeli Income Tax Ordinance.

“Section 102 Shares” means any shares that were issued as Section 102 Awards, or issued upon exercise or vesting of Section 102 Awards, and at the Closing Date are held by the 102 Trustee.

“Superior Offer” means an unsolicited bona fide written Acquisition Proposal (with all references to 25% in the definition of Acquisition Transaction being treated as references to 50% for these purposes) that: (a) was not obtained or made as a direct or indirect result of a breach of (or in violation of) this Agreement and (b) is on terms and conditions that the Keystone Board or the Check-Cap Board, as applicable, determines in good faith, following consultation with their respective outside legal counsel and financial advisors, and based on such matters that Keystone Board or the Check-Cap Board, as applicable, deems relevant (including the likelihood of consummation thereof and the financing terms thereof), are more favorable, from a financial point of view, to the Keystone Stockholders or the Check-Cap Shareholders, as the case may be, than the terms of the Transactions (in the case of Check-Cap, also taking into account any written offer by Keystone to amend the terms of this Agreement).

“Tax” means any federal, state, local, foreign or other tax, including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, estimated tax, unemployment tax, social security and national health insurance tax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax, payroll tax, customs duty, alternative or add-on minimum or other tax or similar charge, and including any fine, penalty, addition to tax or interest imposed by a Governmental Authority with respect thereto.

“Tax Return” means any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information, and any amendment or supplement to any of the foregoing, filed or required to be filed with any Governmental Authority in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Law relating to any Tax.

“Transaction Costs” means, with respect to any Person, the sum of (a) any costs, fees and expenses incurred by such Person and its Subsidiaries, or for which such Person and its Subsidiaries is liable, in connection with the negotiation, preparation and execution of this Agreement and the consummation of the Transactions and that are unpaid as of the Closing, including brokerage fees and commissions, finders’ fees or financial advisory fees, or any fees and expenses of counsel or accountants, the cost of such Person’s D&O Tail and the applicable portion of the fees of the Exchange Agent, Information Agent and Israeli Paying Agent payable by such Person and its Subsidiaries and (b) the amount of any change of control, sale, retention or similar payments, and any severance, termination and/or similar payments that are or become due to any individual service provider of such Person and its Subsidiaries in connection with the consummation of the Transactions (including the termination of such individual service provider’s employment or service, if any, as a result of the Transactions or as a result of the winding down of Check-Cap’s business) and that are unpaid as of the Closing, in each case, plus the amount of any employer portion of any payroll taxes that are imposed on any such payments.

“Transactions” means the Mergers and the other transactions contemplated by this Agreement.

“Treasury Regulations” means the United States Treasury regulations promulgated under the Code.

1.2 Further Definitions. Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
103T Interim Tax Ruling	3.4(o)
103T Tax Ruling	3.4(o)
103T Trustee	3.4(a)(ii)
104H Interim Tax Ruling	3.4(j)
104H Tax Ruling	3.4(j)
104H Trustee	3.4(a)(ii)
Accounting Firm	3.5(e)
Agreement	Preamble
Agreement End Date	10.1(b)
Assumed Keystone Option	3.3(c)
Assumed Keystone Warrant	3.3(d)

Term	Section
Book-Entry Shares	3.4(b)(i)
Capital Market Tax Ruling	3.4(l)
Capitalization Date	5.6(a)
Certificate of Israeli Merger	2.3(b)
Certificate of U.S. Merger	2.3(c)
Certificates	3.4(b)(i)
Certifications	5.7(a)
Check-Cap	Preamble
Check-Cap Allocation Schedule	3.1(a)
Check-Cap Board Adverse Recommendation Change	8.2(b)
Check-Cap Board Recommendation	8.2(b)
Check-Cap Disclosure Schedule	5
Check-Cap Dividend	8.15
Check-Cap Dividend Court Approval	8.15
Check-Cap Excluded Shares	3.2(b)
Check-Cap Interim Options Tax Ruling	3.4(l)
Check-Cap Intervening Event	8.2(c)
Check-Cap Grant Date	5.6(f)
Check-Cap Legacy Holders	8.16(a)
Check-Cap Legacy Holders’ Representative	8.16(c)
Check-Cap Legacy Transaction	7.1(c)
Check-Cap Lock-Up Agreements	Recitals
Check-Cap Material Contract	5.14
Check-Cap Merger Consideration	3.2(a)(i)
Check-Cap Non-Redeemed Warrant	3.2(e)(i)
Check-Cap Options Tax Ruling	3.4(l)
Check-Cap Permits	5.15(a)
Check-Cap Real Estate Leases	5.11
Check-Cap Required Approvals	5.5(b)
Check-Cap SEC Documents	5.7(a)
Check-Cap Section 102 Award Consideration	3.4(h)
Check-Cap Shareholder Transaction Approval	5.4
Check-Cap Shareholder Transaction Matters	8.2(a)
Check-Cap Shareholder Meeting	8.2(a)
Check-Cap Shareholder Nasdaq Reverse Split Approval	5.4
Check-Cap Shareholders	Recitals
Check-Cap Terminating Contractors	8.17
Check-Cap Terminating Employees	8.17
Check-Cap Terminating Personnel	8.17
Check-Cap Vested RSU	3.2(d)(i)
Check-Cap Warrant Redemption Period	3.2(e)(i)
Closing	2.3(a)
Closing Date	2.3(a)
D&O Indemnified Parties	8.8(b)
D&O Tail	8.8(b)
Electing Holder	3.4(j)
Exchange Agent	3.4(a)(i)

Term	Section
Exchange Fund	3.4(a)(i)
GAAP	4.7(a)
IIA Undertaking	9.2(h)
Information Agent	3.4(a)(i)
Intended U.S. Tax Treatment	Recitals
Interim Period	7.1(a)
ISA No-Action Application	8.5
Israeli Merger	Recitals
Israeli Merger Regulations	2.1(a)
Israeli Merger Effective Time	2.3(b)
Israeli Merger Proposal	8.6
Israeli Merger Proposal Submission Date	8.6
Israeli Merger Sub	Preamble
Israeli Merger Sub Board	Recitals
Israeli Merger Sub Ordinary Shares	6.6(b)
Israeli Merger Sub Shareholder Approval	6.4(b)
Israeli Paying Agent	3.4(a)(ii)
Israeli Registrar	2.3(b)
Israeli Securities Law	4.6(g)
Israeli Surviving Company	2.1
Israeli Surviving Company Articles	2.4(a)
Keystone	Preamble
Keystone 2021 SPA	8.12(b)
Keystone Allocation Schedule	3.1(b)
Keystone Audited Financial Statements	8.1(g)
Keystone Disclosure Schedule	4
Keystone Dissenting Shares	3.6(a)
Keystone Excluded Shares	3.3(b)
Keystone Financials	4.7(a)
Keystone Grant Date	4.6(f)
Keystone Interim Financial Statements	8.1(g)
Keystone Interim Options Tax Ruling	3.4(n)(ii)
Keystone Investor Agreements	8.12
Keystone Lock-Up Agreements	Recitals
Keystone Material Contract	4.14(a)
Keystone Merger Consideration	3.3(a)
Keystone Options Tax Ruling	3.4(n)(ii)
Keystone Permits	4.15(b)
Keystone Real Estate Leases	4.11
Keystone Required Approvals	4.5(b)
Keystone Stockholder Transaction Approval	4.4
Keystone Stockholder Written Consent	8.4
Keystone Support Agreement	Recitals
Keystone Stockholders	Recitals
Keystone Termination Fee	10.3(b)
Liability	4.9
Mergers	Recitals
Merger Subs	Preamble
Net Cash Calculation	3.5(a)

Term	Section
Net Cash Determination Date	3.5(a)
Net Cash Determination Time	3.5(a)
Net Cash Dispute Notice	3.5(b)
Net Cash Response Date	3.5(b)
Net Cash Schedule	3.5(a)
Net Cash Schedule Delivery Date	3.5(a)
Notice Period	8.2(c)
Party	Preamble
Payor	3.4(i)(ii)
Privacy Policies	4.13
Proxy Statement	8.1(a)
PubCo	Preamble
PubCo Amended and Restated Organizational Documents	2.4(c)
PubCo Board	Recitals
PubCo Common Stock	6.6(a)
PubCo Required Approval	6.4(a)
Qualified Withholding Certificate	3.4(i)(ii)
recipient	3.4(i)(iv)
Registration Rights Agreement	Recitals
Registration Statement	8.1(a)
Securityholder	3.4(h)(ii)
Shell Company	5.23
Termination Notice Period	10.1(i)
Transfer Taxes	8.11(e)
U.S. Merger	Recitals
U.S. Merger Effective Time	2.3(c)
U.S. Merger Sub	Preamble
U.S. Merger Sub Board	Recitals
U.S. Merger Sub Common Stock	6.6(c)
U.S. Merger Sub Required Approval	6.4(c)
U.S. Surviving Corporation	2.2(a)
Withholding Drop Date	3.4(i)(ii)
Withholding Tax Ruling	3.4(k)
VAT	4.17(g)

1.3 Construction.

(a) Unless the context of this Agreement otherwise requires, (i) the words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, (ii) the captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof, (iii) references to Sections, Exhibits and Schedules are to Sections, Exhibits and Schedules of this Agreement unless otherwise specified, (iv) any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement, (v) any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular, the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine gender, (vi) whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import, (vii) the word “or” shall be disjunctive but not exclusive (and, unless the context otherwise requires, shall be “and/or”), (viii) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not simply mean “if”, (ix) “writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form, (x) references to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof, (xi) references to any Person include the successors and permitted assigns of that Person, (xii) references to any statute are to that statute and to the rules and regulations promulgated thereunder, in each case as amended, modified, re-enacted thereof, substituted, from time to time, (xiii) references to “$” and “dollars” are to the currency of the United States, (xiv) all accounting terms used herein will be interpreted, and all accounting determinations hereunder will be made, in accordance with GAAP unless otherwise expressly specified, (xv) references from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively, (xvi) all references to “days” shall be to calendar days unless otherwise indicated as a “Business Day”, and (xvii) except as otherwise specifically indicated, for purposes of measuring the beginning and ending of time periods in this Agreement (including for purposes of “Business Day” and for hours in a day or Business Day), the time at which a thing, occurrence or event shall begin or end shall be deemed to occur in the Eastern time zone of the United States.

(b) The Parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement.

(c) The Parties agree that Keystone Disclosure Schedule or Check-Cap Disclosure Schedule shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in this Agreement. The disclosures in any section or subsection of the Keystone Disclosure Schedule or the Check-Cap Disclosure Schedule shall qualify other sections and subsections of this Agreement to the extent it is readily apparent from a reading of the disclosure that such disclosure is applicable to such other sections and subsections.

(d) The words “delivered” or “made available” mean, with respect to any documentation, that prior to 5:00 p.m. (New York City time) on the date that is two (2) days prior to the date of this Agreement, a copy of such material has been posted to and made available by a Party to the other Party and its Representatives in the electronic data room maintained by such disclosing Party for the purposes of the Transactions.

Section 2. TRANSACTIONS; CLOSING.

2.1 Israeli Merger.

(a) Upon the terms and subject to the conditions of this Agreement, and in accordance with Sections 314 through 327 of the ICL and the Israeli Companies Regulations (Merger), 5760-2000 promulgated under the ICL (the “Israeli Merger Regulations”), at the Israeli Merger Effective Time, Israeli Merger Sub shall be merged with and into Check-Cap. As a result of the Israeli Merger: (i) the separate corporate existence of Israeli Merger Sub (as the target company, or Chevrat Ha’Ya’ad) shall cease and Check-Cap (as the absorbing company, or HaChevra Ha’Koletet) shall continue as the surviving entity (sometimes referred to herein for the periods at and after the Israeli Merger Effective Time as the “Israeli Surviving Company”); and (ii) Check-Cap shall (A) become a direct, wholly owned subsidiary of PubCo, (B) continue to be governed by the Laws of the State of Israel, (C) continue to have a registered office in the State of Israel, and (D) succeed to and assume all of the rights, properties and obligations of Israeli Merger Sub and Check-Cap in accordance with the ICL and the Check-Cap Shareholders shall be entitled to the Check-Cap Merger Consideration in accordance with Section 3.

(b) The Israeli Merger shall have the effects set forth in this Agreement and as specified in the applicable provisions of the ICL. Without limiting the generality of the foregoing, and subject thereto, at the Israeli Merger Effective Time, by virtue of, and simultaneously with, the Israeli Merger and without any further action on the part of the Parties or any Check-Cap Shareholder, (i) all the properties, rights, privileges, powers and franchises of Check-Cap and Israeli Merger Sub shall vest in the Israeli Surviving Company; (ii) all debts, liabilities and duties of Check-Cap and Israeli Merger Sub shall become the debts, liabilities and duties of the Israeli Surviving Company; and (iii) all the rights, privileges, immunities, powers and franchises of Check-Cap (as the Israeli Surviving Company) shall continue unaffected by the Israeli Merger in accordance with the ICL. Israeli Merger Sub will cease to exist and will be stricken from the records of the Israeli Registrar of Companies, and Check-Cap will become a private company directly and wholly owned (including with respect to any warrants, options or other securities) by PubCo, all as provided under the ICL.

2.2 U.S. Merger.

(a) Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, at the U.S. Merger Effective Time, U.S. Merger Sub shall be merged with and into Keystone. As a result of the U.S. Merger, (i) the separate existence of U.S. Merger Sub shall cease and Keystone will continue as the surviving corporation in the U.S. Merger (sometimes referred to herein for the periods at and after the U.S. Merger Effective Time as the “U.S. Surviving Corporation”) and (ii) Keystone shall (A) become a direct, wholly owned subsidiary of PubCo, (B) continue to be governed by the Laws of the State of Delaware, (C) continue to have a registered office in Delaware, and (D) succeed to and assume all of the rights, properties and obligations of U.S. Merger Sub and Keystone in accordance with the DGCL and the Keystone Stockholders shall be entitled to the Keystone Merger Consideration in accordance with Section 3.

(b) The U.S. Merger shall have the effects set forth in this Agreement and as specified in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the U.S. Merger Effective Time (i) all the property, rights, privileges, immunities, powers, franchises, licenses and authority of Keystone and U.S. Merger Sub shall vest in the U.S. Surviving Corporation and (ii) all debts, liabilities, obligations, restrictions, disabilities and duties of each of Keystone and U.S. Merger Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the U.S. Surviving Corporation. As a result of the U.S. Merger, Keystone will become a direct, wholly owned subsidiary of PubCo.

2.3 Closing; Effective Times.

(a) As promptly as practicable, but in no event later than the third (3rd) Business Day after the satisfaction or, to the extent permitted by Law, waiver of all of the conditions set forth in Section 9 (other than those conditions that by their nature are to be satisfied at the Closing, it being understood that the occurrence of the Closing shall remain subject to the satisfaction or, to the extent permitted by Law, waiver of such conditions at the Closing), the Transactions shall be consummated (the “Closing”) remotely by electronic exchange of executed documents, or in such other manner, time or place as the Parties shall mutually agree. The date on which the Closing occurs is referred to herein as the “Closing Date”.

(b) On the Closing Date, subject to the terms and conditions of this Agreement, as soon as practicable after the determination of the date on which the Closing is to take place in accordance with Section 2.3(a), each of Check-Cap and Israeli Merger Sub shall (and Keystone shall cause Israeli Merger Sub to), in coordination with each other, deliver to the Registrar of Companies of the State of Israel (the “Israeli Registrar”) a notice (i) informing the Israeli Registrar that all conditions to the Israeli Merger under the ICL and this Agreement (other than those conditions that by their nature are to be satisfied at the Closing) have been met (together with any other documentation required to be submitted to the Israeli Registrar) and (ii) setting forth the proposed date on which the Israeli Merger shall become effective and on which the Israeli Registrar shall be requested to issue a certificate evidencing the Israeli Merger in accordance with Section 323(5) of the ICL (the “Certificate of Israeli Merger”). The Israeli Merger shall become effective upon the issuance by the Israeli Registrar of the Certificate of Israeli Merger in accordance with Section 323(5) of the ICL (the time at which the Israeli Merger becomes effective is referred to herein as the “Israeli Merger Effective Time”). For the avoidance of doubt, it is the intention of the Parties that the Israeli Merger shall be declared effective, and that the issuance by the Israeli Registrar of the Certificate of Israeli Merger in accordance with Section 323(5) of the ICL shall occur, both on the Closing Date.

(c) On the Closing Date, upon the terms and subject to the conditions of this Agreement, concurrently with or immediately following the Israeli Merger Effective Time, Keystone shall cause the U.S. Merger to be consummated by filing a certificate of merger (the “Certificate of U.S. Merger”) with the Secretary of State of the State of Delaware, in such form as is required by, and executed in accordance with, the relevant provisions of the DGCL and mutually agreed by the Parties (the date and time of the filing of such Certificate of U.S. Merger (or such later time as may be agreed by each of the Parties and specified in such Certificate of U.S. Merger) being the “U.S. Merger Effective Time”). For the avoidance of doubt, it is the intention of the Parties that the U.S. Merger shall be declared effective and shall occur on the Closing Date.

2.4 Organizational Documents.

(a) At the Israeli Merger Effective Time, the articles of association of Check-Cap shall be amended and restated in their entirety to read as set forth in Exhibit B, and as so amended shall remain in effect from and after the Israeli Merger Effective Time as the articles of association of the Israeli Surviving Company (the “Israeli Surviving Company Articles”) until thereafter amended as provided by applicable Law and such articles of association.

(b) At the U.S. Merger Effective Time, (i) the certificate of incorporation of U.S. Merger Sub, as in effect immediately prior to the U.S. Merger Effective Time, shall be the certificate of incorporation of the U.S. Surviving Corporation, except such certificate of incorporation shall be amended to change the name of the U.S. Surviving Corporation to “KCDH Inc.”, until thereafter amended as provided by applicable Law and such certificate of incorporation; and (ii) the bylaws of U.S. Merger Sub, as in effect at the U.S. Merger Effective Time, shall be the bylaws of the U.S. Surviving Corporation until thereafter amended as provided by applicable Law, the certificate of incorporation of the U.S. Surviving Corporation and such bylaws, as applicable.

(c) On the Closing Date, PubCo shall amend and restate, effective as of immediately prior to the U.S. Merger Effective Time, the bylaws of PubCo to be as set forth on Exhibit C, and the certificate of incorporation of PubCo to be as set forth on Exhibit D (collectively, the “PubCo Amended and Restated Organizational Documents”).

2.5 Directors and Officers.

(a) At the Israeli Merger Effective Time, the board of directors of the Israeli Surviving Company shall be constituted with, and the officers of the Israeli Surviving Company shall be, those individuals designated by Keystone, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified in accordance with applicable Law and the Israeli Surviving Company Articles, as the case may be.

(b) The Parties shall cause the initial directors of the U.S. Surviving Corporation and the initial officers of the U.S. Surviving Corporation immediately following the U.S. Merger Effective Time to be comprised of those individuals designated by Keystone, each to hold office until the earlier of (i) their resignation or removal or (ii) their respective successors are duly elected or appointed and qualified in accordance with applicable Law and the Organizational Documents of the U.S. Surviving Corporation.

(c) Keystone and Check-Cap shall cause the initial directors of PubCo and the initial officers of PubCo as of immediately following the U.S. Merger Effective Time to be comprised of those individuals designated by Keystone (provided, however, that Check-Cap shall have the right to designate (x) one (1) initial director of PubCo if the PubCo Board as of immediately following the U.S. Merger Effective Time shall have up to seven (7) members, and (y) two (2) initial directors of PubCo if the PubCo Board as of immediately following the U.S. Merger Effective Time shall have more than seven (7) members), each to hold office until the earlier of (i) their resignation or removal or (ii) their respective successors are duly elected or appointed and qualified in accordance with applicable Law and the PubCo Amended and Restated Organizational Documents.

Section 3. EXCHANGE OF SECURITIES.

3.1 Allocation Schedules.

(a) Not less than five (5) Business Days prior to the Anticipated Closing Date, Check-Cap will prepare and deliver to Keystone a certificate signed by the Chief Financial Officer of Check-Cap in a form reasonably acceptable to Keystone setting forth (as of immediately prior to the Israeli Merger Effective Time) (i) the name and address of each holder of Check-Cap Options, Check-Cap RSUs and Check-Cap Warrants based on Check-Cap’s then current records, (ii) the number of Check-Cap Ordinary Shares underlying Check-Cap Options, Check-Cap RSUs and Check-Cap Warrants for each such holder, (iii) the number of shares of PubCo Common Stock to be allocated to any holder of Check-Cap Vested RSUs pursuant to this Agreement in respect of such Check-Cap Vested RSUs held by such holder as of immediately prior to the Israeli Merger Effective Time, (iv) the cost of redemption of each Check-Cap Warrant outstanding as of immediately prior to the Israeli Merger Effective Time (assuming the full redemption thereof) and (v) the number of shares of PubCo Common Stock to be issued upon the exercise of Check-Cap Warrants to each holder of Check-Cap Warrants in respect of such Check-Cap Warrants held by such holder as of immediately prior to the Israeli Merger Effective Time (assuming all Check-Cap Warrants are exercised and no Check-Cap Warrants are redeemed) (the “Check-Cap Allocation Schedule”). The allocation of the Check-Cap Merger Consideration and the information with respect to the number of shares of PubCo Common Stock to be issued to any holder of Check-Cap Vested RSUs set forth in the Check-Cap Allocation Schedule shall be binding on all Parties and shall be used by PubCo for purposes of the issuance of shares of PubCo Common Stock to the holders of Check-Cap Ordinary Shares and Check-Cap Vested RSUs pursuant to this Section 3, absent manifest error.

(b) Not less than five (5) Business Days prior to the Anticipated Closing Date, Keystone will prepare and deliver to Check-Cap a certificate signed by the Chief Financial Officer of Keystone in a form reasonably acceptable to Check-Cap setting forth (as of immediately prior to the U.S. Merger Effective Time) (i) a serial number corresponding to each holder of shares of Keystone Common Stock, Keystone Options and Keystone Warrants, (ii) the number of shares of Keystone Common Stock held by such holder and/or underlying Keystone Options and Keystone Warrants for each such holder and (iii) the number of shares of PubCo Common Stock to be issued to such holder, or to be allocated to any Assumed Keystone Options or Assumed Keystone Warrants pursuant to this Agreement in respect of Keystone Common Stock, Keystone Options or Keystone Warrants held by such holder as of immediately prior to the U.S. Merger Effective Time (the “Keystone Allocation Schedule”). The allocation of the Keystone Merger Consideration and the information with respect to the exchange of Keystone Options and Keystone Warrants into Assumed Keystone Options and Assumed Keystone Warrants set forth in the Keystone Allocation Schedule shall be binding on all Parties and shall be used by PubCo for purposes of issuing the Keystone Merger Consideration to the holders of shares Keystone Common Stock and the conversion of the Keystone Options and Keystone Warrants into Assumed Keystone Options and Assumed Keystone Warrants, respectively, pursuant to this Section 3, absent manifest error.

3.2 Effect of the Israeli Merger. At the Israeli Merger Effective Time, by virtue of the Israeli Merger and without any further action on the part of the Parties or any Check-Cap Shareholder:

(a) Check-Cap Ordinary Shares.

(i) Each Check-Cap Ordinary Share issued and outstanding immediately prior to the Israeli Merger Effective Time (other than any Check-Cap Excluded Shares) shall, in accordance with Section 323 of the ICL, without any further action of the Check-Cap Shareholders, be deemed to have been transferred to PubCo, and the rights of the holders of the Check-Cap Ordinary Shares (other than any Check-Cap Excluded Shares) immediately prior to the Israeli Merger Effective Time shall automatically convert into and represent the right to receive a number of validly issued, fully paid and nonassessable shares of PubCo Common Stock equal to the Check-Cap Exchange Ratio (the aggregate number of shares of PubCo Common Stock issuable to Check-Cap Shareholders pursuant to this subsection, collectively, the “Check-Cap Merger Consideration”).

(ii) (A) Each holder of Check-Cap Ordinary Shares issued and outstanding immediately prior to the Israeli Merger Effective Time (including all uncertificated Check-Cap Ordinary Shares represented by Book-Entry Shares and each Certificate that, immediately prior to the Israeli Merger Effective Time, represented any such Check-Cap Ordinary Shares) shall cease to have any rights with respect thereto, except the right to receive the portion of the Check-Cap Merger Consideration applicable to such Check-Cap Ordinary Shares and any dividends or other distributions pursuant to Section 3.4(c) upon surrender of such Check-Cap Ordinary Shares in accordance with Section 3.4, (B) the share transfer books of Check-Cap Ordinary Shares shall be closed with respect to all Check-Cap Ordinary Shares outstanding and no further transfer of any such Check-Cap Ordinary Shares shall be made on such share transfer books after the Israeli Merger Effective Time, and (C) PubCo shall be registered as the sole owner of all of the outstanding Check-Cap Ordinary Shares in Check-Cap’s share register. In the event that a holder of Check-Cap Ordinary Shares converted pursuant to the Israeli Merger shall be entitled to receive a fraction of a share of PubCo Common Stock (after aggregating all Check-Cap Ordinary Shares delivered by such holder) then the number of shares of PubCo Common Stock issuable to such holder shall be rounded to the nearest whole share of PubCo Common Stock (with 0.5 shares rounded up).

(b) Cancellation of Certain Check-Cap Ordinary Shares. Each Check-Cap Ordinary Share, if any, that (i) is owned by any Subsidiary of Check-Cap shall not be acquired by PubCo and shall be canceled or transferred to Check-Cap immediately prior to the Israeli Merger Effective Time for no consideration, or (ii) is a dormant share (or menayah redumah) under Israeli Law and each Check-Cap Ordinary Share that, immediately prior to the Israeli Merger Effective Time, is owned by Check-Cap, shall be canceled and retired and shall cease to exist as of immediately prior to the Israeli Merger Effective Time without any conversion and no consideration shall be delivered in respect thereof (each such share canceled pursuant to subsections (i) or (ii), a “Check-Cap Excluded Share”).

(c) Check-Cap Options. Each Check-Cap Option (whether vested or unvested) that is outstanding and unexercised immediately prior to the Israeli Merger Effective Time shall, without any further action, cease to represent a Check-Cap Option in respect of Check-Cap Ordinary Shares and shall automatically expire and cease to exist as of immediately prior to the Israeli Merger Effective Time without any assumption or conversion, and no consideration shall be delivered in respect thereof.

(d) Check-Cap RSUs.

(i) Each Check-Cap RSU that is outstanding immediately prior to the Israeli Merger Effective Time and that has fully vested as of immediately prior to the Israeli Merger Effective Time in accordance with its terms as in effect on the date of this Agreement, but has not been settled in Check-Cap Ordinary Shares prior to the Israeli Merger Effective Time (each, a “Check-Cap Vested RSU”), shall, without any further action, be canceled and shall automatically convert into and represent the right to receive from PubCo, immediately following the Israeli Merger Effective Time, a number of validly issued, fully paid and nonassessable shares of PubCo Common Stock equal to the product of (x) the number of Check-Cap Ordinary Shares subject to such Check-Cap RSU, and (y) the Check-Cap Exchange Ratio. Any such payment with respect to a Check-Cap Vested RSU shall be subject to all applicable federal, state and local tax withholding requirements.

(ii) Each Check-Cap RSU that is outstanding immediately prior to the Israeli Merger Effective Time that is not a Check-Cap Vested RSU shall, without any further action, cease to represent a Check-Cap RSU in respect of Check-Cap Ordinary Shares and shall automatically expire and cease to exist as of immediately prior to the Israeli Merger Effective Time without any assumption or conversion, and no consideration shall be delivered in respect thereof.

(e) Check-Cap Warrants.

(i) As promptly as practicable following execution of this Agreement, Check-Cap shall send a written notice to holders of all of the outstanding and unexercised Check-Cap Registered Direct Warrants and

Check-Cap Placement Agent Warrants informing such holders of the execution of this Agreement. PubCo acknowledges and agrees that (x) each Check-Cap Registered Direct Warrant and Check-Cap Placement Agent Warrant that is outstanding and unexercised immediately prior to the Israeli Merger Effective Time shall be redeemable for a period of thirty (30) days following the Israeli Merger Effective Time (the “Check-Cap Warrant Redemption Period”), and (y) it shall comply with the applicable provisions of each Check-Cap Registered Direct Warrant and Check-Cap Placement Agent Warrant not otherwise redeemed during the Check-Cap Warrant Redemption Period (each, a “Check-Cap Non-Redeemed Warrant”).

(ii) As promptly as practicable following execution of this Agreement, Check-Cap shall send a written notice to holders of all of the outstanding and unexercised Check-Cap CLA Warrants offering the opportunity to exercise such Check-Cap CLA Warrants in accordance with its terms prior to the Israeli Merger Effective Time. Each outstanding and unexercised Check-Cap CLA Warrant prior to the Israeli Merger Effective Time shall cease to represent a Check-Cap CLA Warrant in respect of Check-Cap Ordinary Shares and shall automatically expire and cease to exist as of immediately prior to the Israeli Merger Effective Time without any assumption or conversion, and no consideration shall be delivered in respect thereof.

(f) Israeli Merger Sub Ordinary Shares. Each Israeli Merger Sub Ordinary Share issued and outstanding immediately prior to the Israeli Merger Effective Time shall be converted into and become the right to receive one (1) validly issued, fully paid and nonassessable share ordinary share, par value NIS 48.00 per share, of the Israeli Surviving Company and such shares shall constitute the only outstanding share capital of the Israeli Surviving Company.

3.3 Effect of the U.S. Merger. At the U.S. Merger Effective Time, by virtue of the U.S. Merger and without any further action on the part of the Parties or any Keystone Stockholder:

(a) Keystone Common Stock. Each share of Keystone Common Stock issued and outstanding immediately prior to the U.S. Merger Effective Time (excluding Keystone Dissenting Shares and Keystone Excluded Shares) shall be canceled and converted into the right to receive the number of shares of PubCo Common Stock equal to the Keystone Exchange Ratio, with each holder of shares of Keystone Common Stock to receive the number of shares of PubCo Common Stock set forth opposite such holder’s name on the Keystone Allocation Schedule (the aggregate number of shares of PubCo Common Stock issuable to Keystone Stockholders pursuant to this subsection, collectively, the “Keystone Merger Consideration”).

(b) Cancellation of Certain Shares of Keystone Common Stock. All shares of Keystone Common Stock held in the treasury or by a Subsidiary of Keystone (the “Keystone Excluded Shares”) shall be canceled without any conversion thereof and no payment or distribution shall be made with respect thereto.

(c) Keystone Options. Each Keystone Option that is outstanding immediately prior to the U.S. Merger Effective Time, whether vested or unvested, shall be converted into an option to purchase shares of PubCo Common Stock having, except to the extent required to be modified under applicable Laws, substantially the same terms and conditions as the Keystone Options, including the applicable vesting schedule and payment timing as in effect on the date of this Agreement (each, an “Assumed Keystone Option”), except that (i) each such Assumed Keystone Option will entitle the holder, upon exercise, to that number of whole shares of PubCo Common Stock equal to the product of (A) the number of shares of Keystone Common Stock that were subject to such Keystone Option immediately prior to the U.S. Merger Effective Time, multiplied by (B) the Keystone Exchange Ratio, and rounding such product to the nearest whole number of shares of PubCo Common Stock (with 0.5 shares rounded up), with an exercise price per share of PubCo Common Stock subject to the Assumed Keystone Option equal to (A) the exercise price per share of Keystone Common Stock for which the Keystone Option was exercisable immediately prior to the U.S. Merger Effective Time divided by (B) the Keystone Exchange Ratio, with each holder of Keystone Options to receive Assumed Keystone Options to purchase the number of shares of PubCo Common Stock as set forth opposite such holder’s serial number on the Keystone

Allocation Schedule; provided that the exercise price and the number of shares of PubCo Common Stock purchasable pursuant to the Assumed Keystone Options shall be determined in a manner consistent with the requirements of Treasury Regulation Section 1.409A-1(b)(5)(v)(D) and, provided further, that in the case of any Assumed Keystone Option to which Section 422 of the Code applies, the exercise price and the number of shares of PubCo Common Stock purchasable pursuant to the Assumed Keystone Options shall be subject to such adjustments as are necessary in order to satisfy the requirements of Treasury Regulation Section 1.424-1(a). At or prior to the U.S. Merger Effective Time, Keystone, PubCo and U.S. Merger Sub and their board of directors, as applicable, shall adopt any resolutions and take any actions that are necessary to effectuate the treatment of the Keystone Options pursuant to this subsection.

(d) Keystone Warrants. Each Keystone Warrant that is outstanding and unexercised immediately prior to the U.S. Merger Effective Time shall cease to represent a Keystone Warrant in respect of shares of Keystone Common Stock and shall be assumed by PubCo and automatically converted into a warrant to acquire shares of PubCo Common Stock (each, an “Assumed Keystone Warrant”). PubCo shall assume each such Keystone Warrant in accordance with its terms, and except as expressly provided above, following the U.S. Merger Effective Time, each Assumed Keystone Warrant shall continue to be governed by the same terms and conditions (including vesting terms) as were applicable to the applicable Keystone Warrants immediately prior to the U.S. Merger Effective Time, except that (i) the number of shares of PubCo Common Stock subject to each such Assumed Keystone Warrant shall be equal to the product (rounded to the nearest whole number, with 0.5 shares rounded up) of (A) the number of shares of Keystone Common Stock subject to such Keystone Warrant immediately prior to the U.S. Merger Effective Time multiplied by (B) the Keystone Exchange Ratio, and (ii) the exercise price per share of PubCo Common Stock shall be equal to the quotient of (A) the exercise price per share of Keystone Common Stock immediately prior to the U.S. Merger Effective Time divided by (B) the Keystone Exchange Ratio, with each holder of Keystone Warrants to receive Assumed Keystone Warrants to purchase the number of shares of PubCo Common Stock as set forth opposite such holder’s name on the Keystone Allocation Schedule. At or prior to the U.S. Merger Effective Time, Keystone, PubCo and U.S. Merger Sub and their board of directors, as applicable, shall adopt any resolutions, take any actions and obtain any consents that are necessary to effectuate the treatment of the Keystone Warrants in accordance with this subsection.

(e) U.S. Merger Sub Common Stock. Each share of U.S. Merger Sub Common Stock issued and outstanding immediately prior to the U.S. Merger Effective Time shall be converted into and become the right to receive one (1) validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the U.S. Surviving Corporation and such shares shall constitute the only outstanding share capital of the U.S. Surviving Corporation.

(f) PubCo Common Stock. Each share of PubCo Common Stock issued and outstanding immediately prior to the U.S. Merger Effective Time shall be canceled without any conversion thereof and no payment or distribution shall be made with respect thereto.

3.4 Exchange of Shares and Certificates.

(a) Exchange Agent; Exchange Fund; Israeli Payment Agent.

(i) Prior to the Closing Date, PubCo (a) shall engage a U.S. nationally-recognized financial institution to be mutually agreed between Check-Cap and Keystone to act as exchange agent in connection with the Mergers (the “Exchange Agent”) and (b) may engage an information agent to be mutually agreed between Check-Cap and Keystone to act as information agent in connection with the Mergers and assist in obtaining any declaration or Qualified Withholding Certificate or such other forms as may be required under any applicable Tax Law or tax ruling (the “Information Agent”). At the Closing Date, PubCo shall deposit with the Exchange Agent, with no withholding of Taxes, in trust for the sole benefit of the holders of equity securities of Check-Cap immediately prior to the Israeli Merger Effective Time, and to the extent required pursuant to Section 3.4(i)(iii), in the Exchange Agent’s name, for exchange in accordance with this Section 3, through the Exchange Agent, Certificates or Book-Entry Shares representing the Check-Cap Merger Consideration issuable pursuant to this Section 3. All shares of PubCo Common Stock deposited with the Exchange Agent shall hereinafter be referred to as the “Exchange Fund”. In the event that the Exchange Fund shall be insufficient to pay the aggregate amount of the Check-Cap Merger Consideration due to the holders of equity securities of Check-Cap, PubCo shall promptly deposit additional Certificates or Book-Entry Shares in an amount which is equal to the deficiency in the amount required to make such payment. PubCo shall cause the Exchange Agent to make, and the Exchange Agent shall make, pursuant to irrevocable instructions, delivery of the Check-Cap Merger Consideration out of the Exchange Fund in accordance with this Agreement. The Exchange Fund shall not be used for any purpose except as expressly provided for in this Agreement.

(ii) For purposes of issuance of the Check-Cap Merger Consideration, the Exchange Agent will use an Israeli sub-paying agent (the “Israeli Paying Agent”). PubCo shall cause the Exchange Agent to transfer to the Israeli Paying Agent, with no withholding of Taxes, the portion of the Exchange Fund corresponding to the Check-Cap Merger Consideration (other than in respect of holders of Section 102 Awards), and the Israeli Paying Agent shall make delivery of the Check-Cap Merger Consideration out of the Exchange Fund in accordance with this Agreement and in accordance with any applicable Tax Law or tax ruling. The Israeli Paying Agent will also serve as a trustee for purposes of the 104H Tax Ruling (the “104H Trustee”) and for purposes of the 103T Tax Ruling (the “103T Trustee”).

(iii) Keystone shall pay the first $50,000 of the aggregate fees of the Exchange Agent, the Information Agent and the Israeli Paying Agent, and Keystone and Check-Cap shall share equally the balance of such aggregate fees in excess of $50,000, if any.

(b) Exchange Procedures.

(i) Promptly after the Closing, PubCo shall cause the Exchange Agent to mail to each (A) record holder of a certificate or certificates which immediately prior to the Closing Date represented outstanding Check-Cap Ordinary Shares (the “Certificates”), or (B) holder of Check-Cap Ordinary Shares in a book-entry account representing a noncertificated share registered in the shareholders’ register of Check-Cap (the “Book-Entry Shares”), whose shares were converted into the right to receive shares of PubCo Common Stock pursuant to Section 3.2(a), (x) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavit of loss in lieu thereof as provided in Section 3.4(q) or Book-Entry Share, as applicable) to the Exchange Agent and shall be in such customary form and have such other provisions as PubCo may reasonably specify), (y) instructions for effecting the surrender of the Certificates (or affidavit of loss in lieu thereof as provided in Section 3.4(q) or Book-Entry Share, as applicable) in exchange for the shares of PubCo Common Stock, and (z) such forms and certificates as may be required under any applicable Tax Law or tax ruling, and each in such form as may be reasonably requested by the Exchange Agent or the Israeli Paying Agent, in which the beneficial owner of Check-Cap Ordinary Shares provides certain information necessary for the Exchange Agent, Information Agent or Israeli Paying Agent to determine whether any amounts need to be withheld from the consideration payable or otherwise deliverable to such beneficial owner (and, if the beneficial owner is not the registered owner, the registered owner) hereunder pursuant to the terms of any applicable Tax Law or tax ruling.

(ii) Upon (A) in the case of Certificates, the surrender of such Certificate (or an affidavit of loss in lieu thereof) for cancellation to the Exchange Agent together with the letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, including, if applicable, a duly completed and validly executed declaration or Qualified Withholding Certificate or such other forms as may be required under any applicable Tax Law or tax ruling, and such other documents as may reasonably be required by the Exchange Agent, Information Agent or Israeli Paying Agent; or (B) in the case of Book-Entry Shares, the receipt of an “agent’s message” by the Exchange Agent, the holder of such Certificates or Book-Entry

Shares, as applicable, shall be entitled to receive (subject to, if applicable, a duly completed and validly executed declaration or Qualified Withholding Certificate or such other forms required to be filed or collected under any applicable Tax Law or tax ruling) in exchange therefor the applicable portion of the Check-Cap Merger Consideration to which such holder is entitled pursuant to Section 3.2(a) (which shall be in uncertificated book-entry form, to the extent permitted) and the Certificates so surrendered shall forthwith be cancelled, subject to Section 3.4(i). Notwithstanding anything to the contrary herein, with respect to any Section 102 Shares of Check-Cap or Keystone that are outstanding immediate prior to the Israeli Merger Effective Time or the U.S. Merger Effective Time, respectively, the Aggregate Transaction Consideration in respect of such Section 102 Shares shall be transferred by the Exchange Agent or PubCo to the applicable 102 Trustee and thereafter to the holder of such Section 102 Shares in accordance with the terms of the Check-Cap Stock Plan or the Keystone Stock Plans (as applicable), the Check-Cap Options Tax Ruling or the Keystone Options Tax Ruling (as applicable), Section 102 of the Israeli Income Tax Ordinance and/or any other approval that may be issued by the ITA.

(iii) In the event of a transfer of a Certificate which is not registered in the transfer records of Check-Cap as of the Closing Date, certificates representing the proper amount of shares of PubCo Common Stock may be issued to a Person other than the Person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and the Person requesting such issuance shall pay any transfer or other Taxes required by reason of the issuance of shares of PubCo Common Stock to a Person other than the registered holder of such Certificate or establish to the satisfaction of PubCo that such Tax has been paid or is not applicable and subject to the provisions of Section 3.4(i). Until surrendered as contemplated by this Section 3.4(b), each Certificate and Book-Entry Share shall be deemed at any time after the Closing Date to represent only the right to receive the applicable portion of the Check-Cap Merger Consideration (and any amounts to be paid pursuant to Section 3.4(c)) upon such surrender. No interest shall be paid or shall accrue on any amount payable pursuant to Section 3.4(c).

(iv) Notwithstanding anything to the contrary in this Agreement, any holder of a Book-Entry Share shall not be required to deliver a Certificate or an executed letter of transmittal to the Exchange Agent in order to receive the applicable portion of the Check-Cap Merger Consideration that such holder is entitled to receive pursuant to Section 3.2(a)upon such surrender. In lieu thereof, each registered holder of one or more Book-Entry Shares shall automatically be entitled to receive, and PubCo shall cause the Exchange Agent to pay and deliver, as soon as practicable after the Closing Date, the applicable portion of the Check-Cap Merger Consideration pursuant to the provisions of this Section 3, subject to any applicable withholding Tax pursuant to Section 3.4(c) (and if applicable, subject to the submission to the Exchange Agent or the Israeli Paying Agent of any duly completed and validly executed declaration or Qualified Withholding Certificate or such other forms required to be filed or collected under any applicable Tax Law or tax ruling), and the Book-Entry Shares of such holder shall forthwith be cancelled.

(v) Promptly after the Closing, PubCo shall cause its transfer agent to issue to each record holder of outstanding shares of Keystone Common Stock as of immediately prior to the Closing Date whose shares were converted into the right to receive shares of PubCo Common Stock pursuant to Section 3.3(a), the applicable portion of the Keystone Merger Consideration to which such holder is entitled pursuant to Section 3.3(a) (which shall be in uncertificated book-entry form, to the extent permitted), subject to the provisions of this Agreement and any applicable Tax Law or tax ruling, including any requirement under the 103T Tax Ruling to place certain shares of PubCo Common Stock in trust with the Israeli Paying Agent.

(c) Distributions with Respect to Unexchanged Shares. No dividends or other distributions with respect to shares of PubCo Common Stock with a record date after the Closing Date shall be paid to the holder of any unsurrendered Certificate or Book-Entry Share with respect to the shares of PubCo Common Stock represented thereby, until such Certificate or Book-Entry Share has been surrendered in accordance with this Section 3. Subject to applicable Law, following surrender of any such Certificate, there shall be paid to the recordholder thereof, without interest, (i) promptly after such surrender, the number of whole shares of PubCo Common Stock issuable in exchange therefor pursuant to this Section 3, together with the amount of dividends or other distributions with a record date after the Closing Date theretofore paid with respect to such whole shares of PubCo Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Closing Date and a payment date subsequent to such surrender payable with respect to such whole shares of PubCo Common Stock, less the amount of any withholding Taxes pursuant to Section 3.4(i).

(d) No Further Rights. All shares of PubCo Common Stock issued upon conversion of Check-Cap Ordinary Shares or shares of Keystone Common Stock in accordance with the terms of this Section 3 shall be deemed to have been issued in full satisfaction of all rights pertaining to such Check-Cap Ordinary Shares or shares of Keystone Common Stock. At the Closing Date, the share transfer books of Check-Cap and Keystone shall be closed and there shall be no further registration of transfers on the share transfer books of the Israeli Surviving Company of Check-Cap Ordinary Shares or of the U.S. Surviving Corporation of Keystone Common Stock, in each case which were outstanding immediately prior to the Closing Date. If, after the Closing Date, Certificates or Book-Entry Shares are presented to PubCo, the Exchange Agent or the Israeli Paying Agent for any reason, they shall be cancelled and exchanged as provided in this Section 3.

(e) Adjustments to Aggregate Transaction Consideration. The Aggregate Transaction Consideration shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to (i) Check-Cap Ordinary Shares occurring on or after the date hereof and prior to the Israeli Merger Effective Time to provide the holders of Check-Cap Ordinary Shares immediately prior to the Israeli Merger Effective Time the same economic effect as contemplated by this Agreement prior to such event, and (ii) shares of Keystone Common Stock occurring on or after the date hereof and prior to the U.S. Merger Effective Time to provide the holders of shares of Keystone Common Stock immediately prior to the Israeli Merger Effective Time or U.S. Merger Effective Time, as applicable, the same economic effect as contemplated by this Agreement prior to such event; and in each case such items so adjusted shall, from and after the date of such event, be the relevant portion of the Aggregate Transaction Consideration.

(f) Termination of Exchange Fund. Any portion of the Exchange Fund which remains unclaimed by, or otherwise undistributed to, the holders of Check-Cap Ordinary Shares for six (6) months after the Closing Date shall be delivered to PubCo upon demand, and any holders of Check-Cap Ordinary Shares who have not theretofore complied with this Section 3 shall thereafter look only to PubCo for satisfaction of its claim for the applicable portion of the Check-Cap Merger Consideration and any dividends or distributions pursuant to Section 3.4(c), payable upon due surrender of their Certificate or Book-Entry Share (with PubCo or a Representative appointed thereby acting as the Exchange Agent).

(g) No Liability. None of the Parties, the Exchange Agent or the Israeli Paying Agent or any of their respective directors, officers, employees and agents shall be liable to any Person in respect of any shares of PubCo Common Stock (or dividends or distributions with respect thereto) delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(h) Payments with Respect to Check-Cap Vested RSUs. Promptly, but in any event within five (5) Business Days after the Israeli Merger Effective Time, PubCo shall cause the transfer of the aggregate number of shares of PubCo Common Stock issuable with respect to Check-Cap Vested RSUs, as Section 102 Awards, to the 102 Trustee, on behalf of holders of such Check-Cap Vested RSUs, in accordance with Section 102 and the Check-Cap Options Tax Ruling (or the Check-Cap Interim Options Tax Ruling, if applicable), if obtained (the “Check-Cap Section 102 Award Consideration”). The Check-Cap Section 102 Award Consideration (if any) shall be held in trust by the 102 Trustee pursuant to the applicable provisions of Section 102 and the Check-Cap Options Tax Ruling (or the Check-Cap Interim Options Tax Ruling, if applicable), if obtained, and shall be released by the 102 Trustee, in accordance with the terms and conditions of Section 102 and the Check-Cap Options Tax Ruling (or the Check-Cap Interim Options Tax Ruling, if applicable), if obtained.

(i) Withholding Rights.

(i) Each of the Exchange Agent, the 102 Trustee, the Israeli Paying Agent, PubCo, the Israeli Surviving Company and the U.S. Surviving Corporation (each a “Payor”) shall be entitled to deduct and withhold from any consideration deliverable pursuant to this Agreement such amounts as are required to be deducted or withheld from such consideration under the Code or under any other applicable Law. To the extent such amounts are so deducted or withheld, and remitted to the appropriate taxing authority, (i) such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid, and (ii) the applicable Payor shall provide to the relevant Person, as soon as practicable, written confirmation of the amount so withheld; provided, that notwithstanding the foregoing, the Exchange Agent, PubCo, the Israeli Surviving Company and the U.S. Surviving Corporation and their respective agents shall not withhold any such U.S. Tax (or shall withhold at a reduced rate) with respect to any holder of Check-Cap Ordinary Shares or shares of Keystone Common Stock or Check-Cap Vested RSUs if such holder delivers to the Exchange Agent, PubCo, the Israeli Surviving Company and the U.S. Surviving Corporation or their applicable agents (in the case of Check-Cap Ordinary Shares or shares of Keystone Common Stock, together with the exchanged Check-Cap Ordinary Shares or shares of Keystone Common Stock), a validly executed IRS Form W-9 or appropriate IRS Form W-8, as applicable, including supporting documentation to the extent required, indicating a valid exemption from or qualification for a reduced rate of U.S. Tax withholding.

(ii) With respect to Israeli Tax and subject to any other provision to the contrary in the Withholding Tax Ruling, the Capital Market Tax Ruling, the 103T Tax Ruling, the 104H Tax Ruling, the Keystone Options Tax Ruling or the Check-Cap Options Tax Ruling, and in accordance with the undertaking of the Israeli Paying Agent to the Exchange Agent and to PubCo provided to PubCo prior to the Closing Date, pursuant to Section 6.2.4.3 of the Income Tax Circular 19/2018 (Transaction for Sale of Rights in a Corporation that includes Consideration that will be transferred to the Seller at Future Dates), the Aggregate Transaction Consideration payable or otherwise deliverable hereunder (including any amounts payable in respect of dividends or other distributions thereon, in accordance with Section 3.4(c)) to each of the holders of Check-Cap Ordinary Shares and shares of Keystone Common Stock (each, a “Securityholder”) shall be transferred to, and retained by, the Israeli Paying Agent for the respective benefit of each Securityholder for a period of up to one hundred eighty (180) days from Closing (the “Withholding Drop Date”), during which time the Israeli Paying Agent shall not pay or deliver any amounts to a Securityholder and shall not withhold any Israeli Tax from such applicable portion of the Aggregate Transaction Consideration and any other amounts, except as provided below. During such period, each Securityholder may obtain a certification or ruling or any other written instructions regarding Tax withholdings issued by the ITA, in form and substance reasonably acceptable to the Israeli Paying Agent, that is applicable to the payments or other consideration to be made to any Person pursuant to this Agreement stating that no withholding, or reduced withholding, of any Israeli Tax is required with respect to such payment or other consideration or providing any other instructions regarding Tax withholdings (the “Qualified Withholding Certificate”). Where a Securityholder submits a Qualified Withholding Certificate to the Israeli Paying Agent no later than three (3) Business Days before the Withholding Drop Date, the Israeli Paying Agent shall deduct and withhold and timely transfer to the ITA, an amount from the Securityholder’s portion of the Aggregate Transaction Consideration and any other amounts, as specified in the Qualified Withholding Certificate (to the extent applicable). Where a Securityholder (A) fails to submit a Qualified Withholding Certificate to the Israeli Paying Agent by no later than three (3) Business Days before the Withholding Drop Date or (B) submits a written request to the Israeli Paying Agent to release its portion of the Check-Cap Merger Consideration prior to the Withholding Drop Date but fails to submit a Qualified Withholding Certificate at or before such time, the Israeli Paying Agent shall deduct and withhold and timely transfer to the ITA, an amount from the Securityholder’s portion of the Aggregate Transaction Consideration and any other amounts payable, as required under applicable Law. To the extent that Israeli Taxes must be withheld on behalf of a Securityholder, the Securityholder shall provide the Israeli Paying Agent with the cash amount due with regards to such Israeli Taxes, within three (3) Business Days from receipt of a request from the Israeli Paying Agent to make such payment, and in any event prior to the release of the applicable portion of the Aggregate Transaction Consideration and any other amounts deliverable or payable to the Securityholder. In the event that the Securityholder fails to provide the Israeli Paying Agent with the full cash amount necessary to satisfy such Israeli Taxes within such timeframe, the Israeli Paying Agent shall be entitled to sell the Securityholder’s retained shares of PubCo Common Stock, on behalf of and for the benefit of such Securityholder on the open market to a person other than PubCo or any Affiliate of PubCo to the extent necessary to satisfy the amount due with regards to such Israeli Taxes. Any cash proceeds from any such sale in excess of the amount of Israeli Taxes due with respect to such Securityholder, net of any expenses, shall be delivered to the applicable Securityholder and the Israeli Taxes shall be remitted to the ITA. Any costs or expenses incurred by the Israeli Paying Agent in connection with such sale shall be borne by such Securityholder.

(iii) Notwithstanding anything to the contrary in this Agreement, and subject to any other provision to the contrary in the Withholding Tax Ruling, the Capital Market Tax Ruling, the 104H Tax Ruling and the 103T Tax Ruling with respect to Israeli Tax, until a Securityholder presents to the Israeli Paying Agent a Qualified Withholding Certificate fully exempting the Israeli Paying Agent from Israeli Tax withholding or evidence satisfactory to the Israeli Paying Agent that the full applicable Israeli Tax amount with respect to such Securityholder, as reasonably determined by the Israeli Paying Agent, was paid to the Israeli Paying Agent or to the ITA, any certificates of shares of PubCo Common Stock issuable to such Securityholder shall be issued only in the name of the Israeli Paying Agent to be held in trust for and on behalf of and for the benefit of the relevant Securityholder and delivered to such Securityholder in compliance with the withholding requirements under this Section 3.4(i).

(iv) Each Person hereby waives, releases and absolutely and forever discharges PubCo, the Exchange Agent, the Israeli Paying Agent or anyone acting on their behalf from and against any and all claims for any losses in connection with the forfeiture or sale of any portion of the shares of PubCo Common Stock otherwise deliverable to such Person in compliance with the withholding requirements under this Section 3.4(i). For the avoidance of doubt, each holder of Check-Cap Ordinary Shares or shares of Keystone Common Stock entitled to receive shares of PubCo Common Stock pursuant to this Agreement (each, a “recipient”) shall be treated as the beneficial owner of such shares of PubCo Common Stock for all Tax purposes as of the Closing Date, regardless of whether such shares of PubCo Common Stock are held directly by such recipient or by the Exchange Agent or the Israeli Paying Agent on behalf of such recipient, and each of the Parties shall cause and instruct the Exchange Agent and the Israeli Paying Agent to act consistent with such treatment for all purposes, including dividend rights applicable to the shares of PubCo Common Stock. To the extent the Israeli Paying Agent sells any recipient’s shares of PubCo Common Stock, (i) the Israeli Paying Agent shall be acting on behalf of and for the benefit of such recipient, solely as an agent of the recipient, for administrative convenience, (ii) the recipient shall be treated as the seller, and prior to the sale, the beneficial owner of such of shares of PubCo Common Stock for all Tax purposes, including Tax reporting, and (iii) the recipient shall be responsible for, and hold the Israeli Paying Agent and each of its respective representatives and Affiliates, harmless from, any Taxes arising as a result of the sale of such recipient’s shares of PubCo Common Stock. To the extent that the Israeli Paying Agent is unable, for whatever reason, to sell the applicable portion of shares of PubCo Common Stock required to finance applicable deduction or withholding requirements, then the Israeli Paying Agent shall be entitled to hold all of the shares of PubCo Common Stock otherwise deliverable to the applicable recipient until the earlier of: (a) the receipt of a Qualified Withholding Certificate from the recipient fully exempting the Israeli Paying Agent and PubCo from Tax withholding; or (b) such time when the Israeli Paying Agent is able to sell the portion of shares of PubCo Common Stock otherwise deliverable to such recipient that is required to enable the Israeli Paying Agent to comply with such applicable deduction or withholding requirements. Any costs or expenses incurred by the relevant Israeli Paying Agent in connection with such sale shall be borne by, and deducted from the payment to, the applicable recipient.

(v) Any withholding made in NIS with respect to payments made hereunder in Dollars shall be calculated based on a conversion rate on the payment date and in such manner as the Israeli Paying Agent reasonably determines to be in compliance with applicable Tax Law and any Tax ruling issued by the ITA. Any currency conversion commissions shall be borne by the applicable consideration recipient and deducted from any consideration to be delivered to such consideration recipient.

(vi) Notwithstanding anything to the contrary herein, any payments made to holders of Section 102 Awards and/or Section 3(i) Awards will be subject to deduction or withholding of Taxes in accordance with Section 3.4(i)(i) and subject to the Keystone Options Tax Ruling or the Check-Cap Options Tax Ruling, as applicable.

(j) 104H Tax Ruling. As soon as practicable following the date hereof, but in any event no later than ten (10) Business Days following the date hereof, Check-Cap shall, in coordination with Keystone and its Israeli legal counsel, advisors and accountants prepare and file with the ITA an application for a ruling permitting any holder of shares of PubCo Common Stock who elects to become a party to such a Tax ruling (each, an “Electing Holder”), to defer any applicable Israeli Tax, if applied, with respect to such consideration that such Electing Holder will receive pursuant to this Agreement until the sale, transfer or other conveyance for cash of such portion of the consideration by such Electing Holder or such other date set forth in Section 104H of the Israeli Income Tax Ordinance (the “104H Tax Ruling”). If the 104H Tax Ruling is not granted prior to the Closing or in accordance with the instructions of the ITA, Check-Cap shall obtain prior to the Closing an interim tax ruling confirming, among other things, that PubCo and any Person acting on its behalf (including the Exchange Agent) shall be exempt from Israeli withholding Tax in relation to any payments made to the 104H Trustee (the “104H Interim Tax Ruling”). To the extent that an 104H Interim Tax Ruling, rather than the 104H Tax Ruling, shall have been obtained prior to the Closing, then all references in this Agreement to the 104H Tax Ruling shall be deemed to refer to such 104H Interim Tax Ruling, until such time that a final definitive 104H Tax Ruling is obtained. Check-Cap shall cooperate with Keystone and its Israeli counsel with respect to the preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the 104H Tax Ruling or the 104H Interim Tax Ruling; provided, that any costs associated with the application for the 104H Tax Ruling and the 104H Interim Tax Ruling shall be paid by Keystone. Upon obtaining each of the 104H Tax Ruling and the 104H Interim Tax Ruling, Check-Cap, PubCo, the 104H Trustee and each Electing Holder (each, if required) shall furnish to the ITA customary approval letters of the terms of such ruling. The 104H Tax Ruling, if obtained, shall be considered as a Qualified Withholding Certificate.

(k) Withholding Tax Ruling (tzibur me’unyan). As soon as practicable following the date of this Agreement, but in any event within ten (10) Business Days thereafter, Check-Cap shall in coordination with Keystone and its Israeli legal counsel, advisors and accountants, prepare and file with the ITA an application for a ruling pursuant to Section 104 of the Israeli Income Tax Ordinance (tzibur me’unyan) with respect to (i) any recipient of the Check-Cap Merger Consideration that (A) acquired Check-Cap Ordinary Shares on or after February 19, 2015, (B) as of the Closing Date (or another date, if required by the ITA), holds less than five percent (5%) of the share capital of Check-Cap, (C) is not a registered shareholder, (D) is not an office holder (e.g., director, the chief executive officer and the deputy chief executive officer), and (E) is not an Electing Holder, exempting PubCo, the Exchange Agent, the Israeli Paying Agent, the Israeli Surviving Company and the U.S. Surviving Corporation and their respective agents from any obligation to withhold Israeli Tax at the source from any consideration payable or otherwise deliverable pursuant to this Agreement, including the Check-Cap Merger Consideration, or clarifying that no such obligation exists and (ii) any recipient of the Check-Cap Merger Consideration (other than those in the preceding sub-clause (i)), instructing PubCo, the Exchange Agent, the Israeli Paying Agent, the Israeli Surviving Company and the U.S. Surviving Corporation and their respective agents on how such withholding shall be applied, confirming what withholding Tax rate shall be applied and advising on how any such recipients or holders shall be identified (the “Withholding Tax Ruling”), which, for removal of doubt, shall be either a separate Tax ruling (or rulings) or incorporated as part of the 104H Tax Ruling). For the avoidance of doubt, any recipient of the Check-Cap Merger Consideration that acquired its Check-Cap Ordinary Shares prior to February 19, 2015 or that, as of the Closing Date (or another date, if required by the ITA), holds five percent (5%) or more of the share capital of Check-Cap may not be covered by the Withholding Tax Ruling and may instead (A) choose to apply the provisions of the 104H Tax Ruling and

Section 104H of the Israeli Income Tax Ordinance with respect to the consideration payable to such recipient pursuant to this Agreement by becoming an Electing Holder and following the procedures set out by the ITA in the 104H Tax Ruling with respect to such an election if and to the extent such ruling is obtained, or (B) obtain a Qualified Withholding Certificate; otherwise, such recipient’s Check-Cap Merger Consideration shall be subject to Israeli withholding in accordance with the provisions of this Agreement. Without limiting the generality of foregoing, Check-Cap shall cooperate with Keystone and its Israeli counsel with respect to the preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Withholding Tax Ruling; any costs associated with the application for the Withholding Tax Ruling shall be paid by Keystone. Upon the obtaining of the Withholding Tax Ruling, PubCo, Check-Cap and the Israeli Paying Agent shall furnish to the ITA customary approval letters of the terms of such ruling. Subject to the terms and conditions hereof, Check-Cap shall use commercially reasonable efforts to promptly take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to obtain the Withholding Tax Ruling, as promptly as practicable. The Withholding Tax Ruling, if obtained, shall be considered as a Qualified Withholding Certificate.

(l) Capital Market Tax Ruling. If required by the ITA, as soon as practicable following the date of notice of such requirement, but in any event within ten (10) Business Days thereafter, Check-Cap shall, in coordination with Keystone and its Israeli legal counsel, advisors and accountants, prepare and file with the ITA an application for a ruling with respect to (i) any recipient of the Check-Cap Merger Consideration that (A) is not covered by the Withholding Tax Ruling, (B) acquired Check-Cap Ordinary Shares on or after February 19, 2015, (C) as of the Closing Date (or another date, if required by the ITA), holds less than five percent (5%) of the share capital of Check-Cap, (D) is not an Electing Holder, (E) its portion of the Check-Cap Merger Consideration is not higher than a certain threshold determined under such ruling, (F) holds the Check-Cap Ordinary Shares through a non-Israeli broker, and (G) is not a registered shareholder, and such recipient provides a declaration pursuant to which (among other conditions), such recipient is not, and at the date of the acquisition of the Check-Cap Ordinary Shares was not, a resident of Israel for tax purposes and such other conditions as determined by the ITA, exempting PubCo, the Exchange Agent, the Israeli Paying Agent, the Israeli Surviving Company and the U.S. Surviving Corporation and their respective agents from any obligation to withhold Israeli Tax at source from any Check-Cap Merger Consideration deliverable pursuant to this Agreement to the Exchange Agent and/or the Israeli or non-Israeli brokers on behalf of such recipients, or clarifying that no such obligation exists and (ii) any recipient of the Check-Cap Merger Consideration other than those in the preceding sub-clause (i), instructing PubCo, the Exchange Agent, the Israeli Paying Agent, the Israeli Surviving Company and the U.S. Surviving Corporation and their respective agents on how such withholding shall be applied, confirming what withholding Tax rate shall be applied and advising on how any such recipients or holders shall be identified, all subject to statutory or customary terms and conditions regularly associated with such a ruling to be included within the ruling (the “Capital Market Tax Ruling”), which, for the avoidance of doubt, shall be either a separate Tax ruling (or rulings) or incorporated as part of the Withholding Tax Ruling or the 104H Tax Ruling. For the avoidance of doubt, any recipient of the Check-Cap Merger Consideration that acquired its Check-Cap Ordinary Shares prior to February 19, 2015 or that, as of the Closing Date (or another date, if required by the ITA), holds five percent (5%) or more of the share capital of Check-Cap, or its portion of the Check-Cap Merger Consideration is higher than a certain threshold determined under Capital Market Tax Ruling, may not be covered by the Capital Market Tax Ruling and may instead (A) choose to apply the provisions of the 104H Tax Ruling and Section 104H of the Israeli Income Tax Ordinance with respect to the consideration payable to such recipient pursuant to this Agreement by becoming an Electing Holder and following the procedures set out by the ITA in the 104H Tax Ruling with respect to such an election if and to the extent such ruling is obtained, or (B) obtain a Qualified Withholding Certificate; otherwise, such recipient’s Check-Cap Merger Consideration shall be subject to Israeli withholding in accordance with applicable Tax Law and the provisions of this Agreement. Without limiting the generality of foregoing, Check-Cap shall cooperate with Keystone and its Israeli counsel with respect to the preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Capital Market Tax Ruling; any costs associated with the application for the Capital Market Tax Ruling shall be paid by Keystone. Upon the obtaining of the Capital Market Tax Ruling, PubCo, Check-Cap and the Israeli Paying Agent shall furnish to the

ITA customary approval letters of the terms of such ruling. Subject to the terms and conditions hereof, Check-Cap shall use commercially reasonable efforts to promptly take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to obtain the Capital Market Tax Ruling, as promptly as practicable. The Capital Market Tax Ruling, if obtained, shall be considered as a Qualified Withholding Certificate.

(m) Capital Reduction Tax Ruling. As soon as practicable following the date hereof, but in any event no later than ten (10) Business Days following the date hereof, Check-Cap shall, in coordination with Keystone and its Israeli legal counsel, advisors and accountants prepare and file with the ITA an application for a ruling confirming that the Check-Cap Dividend shall not be classified as a dividend distribution but rather as a capital reduction for Israeli Tax purposes, which ruling may be subject to statutory or customary terms and conditions associated with such a ruling, including a condition that such distribution may not occur prior to January 1, 2025 (the “Capital Reduction Tax Ruling”), which, for removal of doubt, shall be a separate Tax ruling. Any costs associated with the application for the Capital Reduction Tax Ruling shall be paid by Keystone.

(n) Options Tax Ruling.

(i) As soon as practicable after the date of this Agreement, Check-Cap shall instruct its Israeli counsel, advisors and/or accountants to prepare and file with the ITA an application for a ruling (which shall be approved by Keystone prior to its submission and which approval shall not be unreasonably withheld, conditioned or delayed) confirming that (i) the cancellation of, and the consideration paid with respect to, the Section 102 Awards of Check-Cap (including any Check-Cap Vested RSUs, if any, that are Section 102 Awards) pursuant to this Agreement shall not be regarded as a violation of the “requisite holding period” (as such term is defined in Section 102 of the Israeli Income Tax Ordinance) so long as the respective consideration is deposited with the 102 Trustee until the end of the respective holding period, (ii) the deposit of the respective consideration with the Israeli Paying Agent, the Escrow Agent and the 102 Trustee shall not be subject to any withholding obligation, and (iii) provide withholding guidelines to the 102 Trustee, including with respect to relocating employees (if any) (which ruling may be subject to customary conditions regularly associated with such a ruling) (the “Check-Cap Options Tax Ruling”). If the Check-Cap Options Tax Ruling is not granted prior to the Closing or in accordance with the instructions of the ITA, Check-Cap shall obtain prior to the Closing an interim tax ruling confirming, among other things, that Check-Cap and any Person acting on its behalf  (including the Exchange Agent) shall be exempt from Israeli withholding Tax in relation to any payments made under this Agreement with respect to any Section 102 Awards to the 102 Trustee and the Exchange Agent (the “Check-Cap Interim Options Tax Ruling”). To the extent that the Check-Cap Interim Options Tax Ruling, rather than the Check-Cap Options Tax Ruling, shall have been obtained prior to the Closing, then all references in this Agreement to the Check-Cap Options Tax Ruling shall be deemed to refer to such Check-Cap Interim Options Tax Ruling, until such time that a final definitive Check-Cap Options Tax Ruling is obtained. Subject to the terms and conditions hereof, Check-Cap shall use commercially reasonable efforts to promptly take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable legal requirements to obtain the Check-Cap Interim Options Tax Ruling and the Check-Cap Option Tax Ruling as promptly as practicable. The final text of the Check-Cap Options Tax Ruling or the Check-Cap Interim Options Tax Ruling shall in all circumstances be subject to the prior written confirmation of Keystone or its counsel, which consent shall not be unreasonably withheld, conditioned or delayed. Each of the Check-Cap Options Tax Ruling and the Check-Cap Interim Options Tax Ruling, if obtained, shall be considered as a Qualified Withholding Certificate.

(ii) As soon as practicable after the date of this Agreement, Keystone shall instruct its Israeli counsel, advisors and/or accountants to prepare and file with the ITA an application for a ruling (which shall be approved by Check-Cap prior to its submission and which approval shall not be unreasonably withheld, conditioned or delayed) confirming that (i) the assumption of, and the consideration paid with respect to, the Section 102 Awards pursuant to this Agreement shall not be regarded as a violation of the “requisite holding period” (as such term is defined in Section 102 of the Israeli Income Tax Ordinance) so long as the respective consideration is deposited with the 102 Trustee until the end of the respective holding period, (ii) the deposit of the respective consideration with the Israeli Paying Agent, the Exchange Agent and the 102 Trustee shall not be subject to any withholding obligation, and (iii) provide withholding guidelines to the 102 Trustee, including with respect to relocating employees (if any) (which ruling may be subject to customary conditions regularly associated with such a ruling) (the “Keystone Options Tax Ruling”). If the Keystone Options Tax Ruling is not granted prior to the Closing or in accordance with the instructions of the ITA, Keystone shall obtain prior to the Closing an interim tax ruling confirming, among other things, that Keystone and any Person acting on its behalf  (including the Exchange Agent) shall be exempt from Israeli withholding Tax in relation to any payments made under this Agreement with respect to any Section 102 Awards and Section 3(i) Awards to the 102 Trustee and the Exchange Agent (the “Keystone Interim Options Tax Ruling”). To the extent that the Keystone Interim Options Tax Ruling, rather than the Keystone Options Tax Ruling, shall have been obtained prior to the Closing, then all references in this Agreement to the Keystone Options Tax Ruling shall be deemed to refer to such Keystone Interim Options Tax Ruling, until such time that a final definitive Keystone Options Tax Ruling is obtained. Subject to the terms and conditions hereof, Keystone shall use commercially reasonable efforts to promptly take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable legal requirements to obtain the Keystone Interim Options Tax Ruling and the Keystone Option Tax Ruling as promptly as practicable. The final text of the Keystone Options Tax Ruling or the Keystone Interim Options Tax Ruling shall in all circumstances be subject to the prior written confirmation of Check-Cap or its counsel, which consent shall not be unreasonably withheld, conditioned or delayed. Each of the Keystone Options Tax Ruling and the Keystone Interim Options Tax Ruling, if obtained, shall be considered as a Qualified Withholding Certificate.

(o) 103T Tax Ruling. As soon as practicable following the date hereof, but in any event no later than ten (10) Business Days following the date hereof, Keystone shall, in coordination with Check-Cap, PubCo and their Israeli legal counsel, advisors and accountants prepare and file with the ITA an application for a ruling confirming the U.S. Merger under this Agreement, for Israeli tax purposes, as a tax-free merger pursuant to Section 103T (103כ) of the Israeli Income Tax Ordinance, subject to statutory or customary terms and conditions regularly associated with such a ruling to be included within the ruling (the “103T Tax Ruling”). If the 103T Tax Ruling is not granted prior to the Closing or in accordance with the instructions of the ITA, Keystone shall obtain prior to the Closing an interim tax ruling confirming the U.S. Merger under this Agreement, for Israeli tax purposes, as a tax free merger pursuant to Section 103T of the Israeli Income Tax Ordinance, subject to statutory or customary terms and conditions regularly associated with such a ruling to be included within the ruling (the “103T Interim Tax Ruling”). To the extent that an 103T Interim Tax Ruling, rather than the 103T Tax Ruling, shall have been obtained prior to the Closing, then all references in this Agreement to the 103T Tax Ruling shall be deemed to refer to such 103T Interim Tax Ruling, until such time that a final definitive 103T Tax Ruling is obtained. Keystone shall cooperate with Check-Cap, PubCo and their Israeli counsel with respect to the preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the 103T Tax Ruling; any costs associated with the application for the 103T Tax Ruling shall be paid by Keystone. Upon the obtaining of the 103T Tax Ruling, PubCo, Keystone and the 103T Trustee shall furnish to the ITA customary approval letters of the terms of such ruling. Subject to the terms and conditions hereof, Keystone shall use commercially reasonable efforts to promptly take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to obtain the 103T Tax Ruling, as promptly as practicable. The 103T Tax Ruling, if obtained, shall be considered as a Qualified Withholding Certificate. Keystone and PubCo shall, and following the Closing, PubCo shall cause the U.S. Surviving Corporation to, comply with all terms, conditions, restrictions and requirements under the 103T Tax Ruling. In no event (unless otherwise required by the ITA) shall the 103T Tax Ruling impose any conditions, requirements, restrictions and/or limitations on Check-Cap and/or the holders of Check-Cap Ordinary Shares, Check-Cap Registered Direct Warrants and Check-Cap Placement Agent Warrants, and/or Check-Cap Vested RSUs or any restriction or limitation with respect to their holdings of shares of PubCo Common Stock following the Closing, other than such conditions, requirements, restrictions or limitations that are customarily imposed under such rulings. The 103T Trustee shall hold as soon as practicable after the Closing and during the holding period required under the 103T Tax Ruling or the 103T Interim Tax Ruling (i) at least 25% of the shares and rights of PubCo Common Stock and (ii) at least 51% of the shares and rights of Keystone Common Stock, in each case on an outstanding and fully diluted basis, all in accordance with and subject to the provisions of the 103T Tax Ruling or the 103T Interim Tax Ruling, provided that, notwithstanding anything to the contrary herein, in no event shall any holders of Check-Cap Ordinary Shares, Check-Cap Registered Direct Warrants and Check-Cap Placement Agent Warrants (to the extent exercised) or Check-Cap Vested RSUs be required to deposit with the 103T Trustee, the shares and rights of PubCo Common Stock issued thereto pursuant to this Agreement.

(p) Cooperation. PubCo, Check-Cap and Keystone shall, and shall cause their respective legal and accounting Representatives to, coordinate and cooperate with each other in good faith with respect to the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the 104H Tax Ruling, the Withholding Tax Ruling, the Capital Market Tax Ruling, the Capital Reduction Tax Ruling, the 103T Tax Ruling, the Keystone Options Tax Ruling and the Check-Cap Options Tax Ruling, as applicable, subject to the understanding that following the filing of each tax ruling application (as detailed in Sections 3.4(j) through 3.4(o) above), the process in respect of each tax ruling shall be controlled by Keystone, other than the Check-Cap Options Tax Ruling, which shall be controlled by Check-Cap. Keystone shall keep Check-Cap updated on any written or oral submission and any discussions or meetings with the ITA relating to the 104H Tax Ruling, the Withholding Tax Ruling, the Capital Market Tax Ruling, the Capital Reduction Tax Ruling, the 103T Tax Ruling and the Keystone Options Tax Ruling, and Check-Cap shall keep Keystone updated on any written or oral submission and any discussions or meetings with the ITA relating to the Check-Cap Options Tax Ruling. For the avoidance of doubt, Keystone, Check-Cap and their respective legal and accounting Representatives shall not make any application to, or conduct any material negotiation with, the ITA with respect to any matter relating to the 104H Tax Ruling, the Withholding Tax Ruling, the Capital Market Tax Ruling, the Capital Reduction Tax Ruling, the Keystone Options Tax Ruling or the Check-Cap Options Tax Ruling, as applicable, without first consulting with Keystone, Check-Cap, PubCo and their respective Israeli legal counsel and granting such Israeli legal counsel the opportunity to review, comment on and approve the draft applications (which approval shall not be unreasonably withheld, delayed or conditioned), and shall enable them to participate in all material discussions and meetings with the ITA relating thereto. To the extent that a Party elects not to participate in any such meeting or discussion, then the other relevant Parties shall provide the non-participating Party and its Israeli legal counsel with an update of the discussions or meetings held with the ITA. Notwithstanding anything else in this Section 3.4, the text of the applications for, filing relating to, and the final text of the 104H Tax Ruling, the Withholding Tax Ruling, the Capital Market Tax Ruling, the Capital Reduction Tax Ruling, the 103T Tax Ruling, the Keystone Options Tax Ruling and the Check-Cap Options Tax Ruling, as applicable, shall be subject to the prior written confirmation of Keystone, Check-Cap, PubCo or their counsel, not to be unreasonably withheld, conditioned, or delayed.

(q) Lost, Stolen or Destroyed Certificates. In the event any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, such shares of PubCo Common Stock as may be required pursuant to Section 3.2(a) or Section 3.3(a) and any dividends or distributions payable pursuant to Section 3.4(c); provided, however, that PubCo may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificates to deliver a customary agreement of indemnification in form reasonably satisfactory to PubCo, or a bond in such sum as PubCo may reasonably direct as indemnity, against any claim that may be made against PubCo or the Exchange Agent in respect of the Certificates alleged to have been lost, stolen or destroyed.

(r) Fractional Shares. No fraction of a share of PubCo Common Stock will be issued by virtue of the Mergers, and any time that shares of PubCo Common Stock are distributed to any Person pursuant to this Agreement, such amount of shares (after aggregating all fractional shares of PubCo Common Stock that otherwise would be received by such Person in connection with such distribution) shall be rounded to the nearest whole number (with 0.5 shares rounded up).

3.5 Calculation of Net Cash.

(a) No later than ten (10) days prior to the Anticipated Closing Date (the “Net Cash Determination Date”), Check-Cap will deliver to Keystone a schedule (the “Net Cash Schedule”) setting forth, in reasonable detail, Check-Cap’s good faith, estimated calculation of Net Cash (the “Net Cash Calculation” and the date of delivery of such schedule being the “Net Cash Schedule Delivery Date”) as of the close of business on the last Business Day prior to the Anticipated Closing Date (the “Net Cash Determination Time”), which Net Cash Schedule shall be prepared by Check-Cap’s Chief Financial Officer. Check-Cap shall make reasonably available to Keystone, as reasonably requested by Keystone, the work papers and back-up materials used in preparing the Net Cash Schedule and, if reasonably requested by Keystone, Check-Cap’s accountants and counsel at reasonable times and upon reasonable notice.

(b) No later than five (5) days after the Net Cash Schedule Delivery Date (the last day of such period, the “Net Cash Response Date”), Keystone shall have the right to dispute any part of the Net Cash Calculation by delivering a written notice to that effect to Check-Cap (a “Net Cash Dispute Notice”). Any Net Cash Dispute Notice shall identify in reasonable detail and to the extent known the nature and amounts of any proposed revisions to the Net Cash Calculation and will be accompanied by reasonably detailed materials supporting the basis for such revisions.

(c) If, on or prior to the Net Cash Response Date, Keystone notifies Check-Cap in writing that it has no objections to the Net Cash Calculation or, if on the Net Cash Response Date, Keystone fails to deliver a Net Cash Dispute Notice as provided in Section 3.5(b), then the Net Cash Calculation as set forth in the Net Cash Schedule shall be deemed to have been finally determined for purposes of this Agreement and to represent the Net Cash at the Net Cash Determination Time for purposes of this Agreement.

(d) If Keystone delivers a Net Cash Dispute Notice on or prior to the Net Cash Response Date, then Representatives of Check-Cap and Keystone shall promptly meet and attempt in good faith to resolve the disputed item(s) and negotiate an agreed-upon determination of Net Cash, which agreed upon Net Cash amount shall be deemed to have been finally determined for purposes of this Agreement and to represent the Net Cash at the Net Cash Determination Time for purposes of this Agreement.

(e) If Representatives of Check-Cap and Keystone are unable to negotiate an agreed-upon determination of Net Cash as of the Net Cash Determination Time pursuant to Section 3.5(b) within three (3) days after delivery of the Net Cash Dispute Notice (or such other period as Check-Cap and Keystone may mutually agree upon), then any remaining disagreements as to the calculation of Net Cash shall be referred to an independent auditor of recognized national standing jointly selected by Check-Cap and Keystone (the “Accounting Firm”). Check-Cap and Keystone shall promptly deliver to the Accounting Firm the work papers and back-up materials used in preparing the Net Cash Schedule and the Net Cash Dispute Notice, and Check-Cap and Keystone shall use commercially reasonable efforts to cause the Accounting Firm to make its determination within five (5) Business Days of accepting its selection. Check-Cap and Keystone shall be afforded the opportunity to present to the Accounting Firm any material related to the unresolved disputes and to discuss the issues with the Accounting Firm; provided, however, that no such presentation or discussion shall occur without the presence of a Representative of each of Check-Cap and Keystone. The determination of the Accounting Firm shall be limited to the disagreements submitted to the Accounting Firm. The determination of the amount of Net Cash made by the Accounting Firm shall be made in writing delivered to each of Check-Cap and Keystone, shall be final and binding on Check-Cap and Keystone and shall (absent manifest error) be deemed to have been finally determined for purposes of this Agreement and to represent the Net Cash at the Net Cash Determination Time for purposes of this Agreement. The Parties shall delay the Closing until the resolution of the matters described in this Section 3.5(e). The fees and expenses of the Accounting Firm shall be allocated between Check-Cap and Keystone in the same proportion that the disputed amount of the Net Cash that was unsuccessfully disputed by such Party (as finally determined by the Accounting Firm) bears to the total disputed amount of Net Cash. If this Section 3.5(e) applies as to the determination of the Net Cash at the Net Cash Determination Time described in

Section 3.5(a), upon resolution of the matter in accordance with this Section 3.5(e), the Parties shall not be required to determine Net Cash again even though the Closing Date may occur later than the Anticipated Closing Date, except that either Check-Cap and Keystone may request a redetermination of Net Cash if the Closing Date is more than thirty (30) days after the Anticipated Closing Date.

3.6 Appraisal Rights.

(a) Notwithstanding any provision of this Agreement to the contrary, any shares of Keystone Common Stock that are outstanding immediately prior to the U.S. Merger Effective Time and which are held by Keystone Stockholders who have exercised and perfected appraisal rights for such shares of Keystone Common Stock in accordance with the DGCL (collectively, the “Keystone Dissenting Shares”) shall not be converted into or represent the right to receive the applicable portion of the Keystone Merger Consideration described in Section 3.3(a) attributable to such Keystone Dissenting Shares. Such Keystone Stockholders shall be entitled to receive payment of the appraised value of such shares of Keystone Common Stock held by them in accordance with the DGCL, unless and until such Keystone Stockholders fail to perfect or effectively withdraw or otherwise lose their appraisal rights under the DGCL. All Keystone Dissenting Shares held by Keystone Stockholders who shall have failed to perfect or who effectively shall have withdrawn or lost their right to appraisal of such shares of Keystone Common Stock under the DGCL shall thereupon be deemed to be converted into and to have become exchangeable for, as of the U.S. Merger Effective Time, the right to receive the applicable portion of the Keystone Merger Consideration attributable to such Keystone Dissenting Shares upon their surrender in the manner provided in Section 3.3(a).

(b) Keystone shall give Check-Cap prompt written notice of any demands by dissenting Keystone Stockholders received by Keystone, withdrawals of such demands and any other instruments served on Keystone and any material correspondence received by Keystone in connection with such demands. Keystone shall not, without Check-Cap’s prior written consent, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.

Section 4. REPRESENTATIONS AND WARRANTIES OF KEYSTONE.

Except as set forth in the written disclosure schedule delivered by Keystone to Check-Cap (the “Keystone Disclosure Schedule”), Keystone represents and warrants to Check-Cap as follows:

4.1 Due Organization; Subsidiaries.

(a) Each of Keystone and its Subsidiaries is a corporation or other legal entity duly incorporated or otherwise organized, validly existing and in good standing (to the extent applicable in such jurisdiction) under the Laws of the jurisdiction of its incorporation or organization and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted, (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used and (iii) to perform its obligations under all Contracts by which it is bound.

(b) Each of Keystone and its Subsidiaries is duly licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Keystone Material Adverse Effect.

(c) Except as set forth on Section 4.1(c) of the Keystone Disclosure Schedule, Keystone has no Subsidiaries, and neither Keystone nor any of the Entities identified in Section 4.1(c) of the Keystone Disclosure Schedule owns any capital stock of, or any equity, ownership or profit sharing interest of any nature in, or controls directly or indirectly, any other Entity other than the Entities identified in Section 4.1(c) of the Keystone Disclosure Schedule. Neither Keystone nor any of its Subsidiaries is and or has otherwise been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity. Neither Keystone nor any of its Subsidiaries has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. Neither Keystone nor any of its Subsidiaries has, at any time, been a general partner of, or has otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

4.2 Organizational Documents. Keystone has delivered to Check-Cap accurate and complete copies of the Organizational Documents of Keystone and each of its Subsidiaries. Neither Keystone nor any of its Subsidiaries is in breach or violation of its Organizational Documents in any material respect.

4.3 Authority; Binding Nature of Agreement. Keystone has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the Transactions. The Keystone Board (at meetings duly called and held or by written consent duly obtained) has unanimously (i) determined that the Transactions are fair to, advisable and in the best interests of Keystone and its stockholders, (ii) approved and declared advisable this Agreement and the Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the Keystone Stockholders vote to adopt this Agreement and thereby approve the Transactions. This Agreement has been duly executed and delivered by Keystone and, assuming the due authorization, execution and delivery by Check-Cap, constitutes the legal, valid and binding obligation of Keystone, enforceable against Keystone in accordance with its terms, subject to the Enforceability Exceptions.

4.4 Vote Required. The affirmative vote of the holders of a majority of the shares of Keystone Common Stock outstanding on the record date for the Keystone Stockholder Written Consent and entitled to vote thereon (the “Keystone Stockholder Transaction Approval”) is the only vote of the holders of any class or series of Keystone’s capital stock necessary to adopt and approve this Agreement and approve the Transactions.

4.5 Non-Contravention; Consents.

(a) Subject to compliance with any applicable Antitrust Law, and obtaining, complying with and making the filings under the Keystone Required Approvals and the filing of the Certificate of U.S. Merger, neither (i) the execution, delivery or performance of this Agreement by Keystone, nor (ii) the consummation of the Transactions, will directly or indirectly (with or without notice or lapse of time):

(i) contravene, conflict with or result in a violation of any of the provisions of Keystone’s or any of its Subsidiaries’ Organizational Documents;

(ii) contravene, conflict with or result in a material violation of, or give any Governmental Authority or other Person the right to challenge the Transactions or to exercise any remedy or obtain any relief under, any Law or any Order by which Keystone or its Subsidiaries, or any of the assets owned or used by Keystone or its Subsidiaries, is subject;

(iii) contravene, conflict with or result in a material violation of any of the terms or requirements of, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by Keystone or its Subsidiaries;

(iv) contravene, conflict with or result in a material violation or breach of, or result in a default under, any provision of any Keystone Material Contract, or give any Person the right to: (A) declare a default or exercise any remedy under any Keystone Material Contract, (B) any material payment, rebate, chargeback, penalty or change in delivery schedule under any Keystone Material Contract, (C) accelerate the maturity or performance of any Keystone Material Contract or (D) cancel, terminate or modify any term of any Keystone Material Contract, except in the case of any non-material breach, default, penalty or modification; or

(v) result in the imposition or creation of any material Encumbrance upon or with respect to any asset owned or used by Keystone or its Subsidiaries (except for Permitted Encumbrances).

(b) Except for (i) any Consent set forth on Section 4.5 of the Keystone Disclosure Schedule under any Keystone Contract, (ii) the Keystone Stockholder Transaction Approval, (ii) the filing of the Certificate of U.S. Merger, (iii) any required filings under any applicable Antitrust Law, (iv) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities Laws (collectively, the “Keystone Required Approvals”), and (v) where the failure to obtain such Consents, or to make such filings with or give notifications to, any Person, would not reasonably be expected to have, individually or in the aggregate, a Keystone Material Adverse Effect, neither Keystone nor any of its Subsidiaries was, is, or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (A) the execution, delivery or performance of this Agreement or (B) the consummation of the Transactions.

4.6 Capitalization.

(a) The authorized capital stock of Keystone as of the date of this Agreement consists of 15,000,000 shares of Keystone Common Stock, of which 11,328,483 shares have been issued and are outstanding as of the close of the Business Day immediately preceding the date of this Agreement. Keystone does not hold any shares of its capital stock in its treasury.

(b) All of the outstanding shares of Keystone Common Stock and all outstanding securities of the Subsidiaries as set out in Section 4.6(b) of the Keystone Disclosure Schedule have been duly authorized and validly issued, and are fully paid and nonassessable and are free of any Encumbrances. All shares and securities owned by Keystone in any of its Subsidiaries as set out in Section 4.6(b) of the Keystone Disclosure Schedule are duly authorized, validly issued, fully paid and nonassessable, have not been issued in violation of any preemptive or similar rights, and are owned by Keystone free and clear of all Encumbrances, other than transfer restrictions under applicable securities laws and the Organizational Documents of such Subsidiary. None of the outstanding shares of Keystone Common Stock or any of the securities of Keystone’s Subsidiaries is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right and none of the outstanding shares of Keystone Common Stock or any of the outstanding securities of Keystone’s Subsidiaries is subject to any right of first refusal in favor of Keystone or any other Person. Except as contemplated herein, there is no Keystone Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Keystone Common Stock or any securities of Keystone’s Subsidiaries. Except pursuant to the Keystone 2021 SPA, neither Keystone nor any of Keystone’s Subsidiaries is under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Keystone Common Stock or other securities or securities of Keystone’s Subsidiaries, as applicable. Section 4.6(b) of the Keystone Disclosure Schedule accurately and completely lists all repurchase rights held by Keystone with respect to shares of Keystone Common Stock (including shares issued pursuant to the exercise of stock options) and specifies which of those repurchase rights are currently exercisable.

(c) Except for the Keystone Stock Plans, neither Keystone nor any of its Subsidiaries has any stock option or equity incentive plan or other plan, program, agreement or arrangement providing for any equity or equity-based compensation for any Person. As of the date of this Agreement, Keystone has reserved 2,802,075 shares of Keystone Common Stock for issuance under the Keystone Stock Plans, of which 1,734,227 shares have been issued and are currently outstanding, and 1,067,848 shares of Keystone Common Stock remain available for future issuance pursuant to the Keystone Stock Plans. Section 4.6(c) of the Keystone Disclosure Schedule sets forth the following information with respect to each Keystone Option outstanding as of the date of this Agreement, as applicable: (i) a serial number corresponding to each holder of shares, (ii) the number of shares of Keystone Common Stock subject to such Keystone Option at the time of grant and as of the date of this Agreement, (iii) the exercise price of any Keystone Option, (iv) the date on which such Keystone Option was granted, (v) the applicable vesting schedule, including any acceleration provisions, and the number of vested and unvested shares subject to such Keystone Option as of the date of this Agreement, (vi) the expiration date of such Keystone Option and (vii) whether such Keystone Option is intended to be an “incentive stock option” (as defined in the Code) or a non-qualified stock option. Keystone has made available to Check-Cap an accurate and complete copy of the Keystone Stock Plans, forms of all award agreements evidencing outstanding Equity Awards thereunder, any equity award agreements that differ in any material respect from the forms of award agreements of the Keystone Stock Plans and any amendments thereto.

(d) Except for the outstanding Keystone Options and Keystone Warrants, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of Keystone or any of its Subsidiaries, (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of Keystone or any of its Subsidiaries, (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which Keystone or any of its Subsidiaries is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities or (iv) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of Keystone or any of its Subsidiaries. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to Keystone or any of its Subsidiaries.

(e) All outstanding shares of Keystone Common Stock, Keystone Options, Keystone Warrants and other securities of Keystone and each of the Subsidiaries have been issued and granted in material compliance with (i) all applicable securities Laws and other applicable Law, (ii) all requirements set forth in applicable Contracts and (iii) the Organizational Documents of the applicable issuing entity.

(f) With respect to Keystone Options, (i) each grant was duly authorized no later than the date on which the grant of such Keystone Option was by its terms to be effective (the “Keystone Grant Date”) by all necessary corporate action and (ii) each Keystone Option grant was made in all material respects under and in accordance with the terms of the Keystone Stock Plans.

(g) Subject to obtaining the ISA No-Action Letter, Keystone has not engaged in any form of solicitation, advertising or other action constituting an offer or a sale under the Israeli Securities Law, 5728-1968 (“Israeli Securities Law”) in connection with the Transactions which would require Keystone to publish a prospectus in the State of Israel under the Laws of the State of Israel. All grants and issuances of Keystone’s securities were made in compliance with the Israeli Securities Law and the ICL.

(h) No Keystone Options or Keystone Warrants will vest or accelerate in connection with the Transactions.

4.7 Financial Statements.

(a) Keystone has made available to Check-Cap accurate and complete copies of (i) Keystone’s audited consolidated balance sheets at December 31, 2021 and December 31, 2022, (ii) Keystone Unaudited Interim Balance Sheet, and (iii) Keystone’s unaudited statements of income, cash flow and stockholders’ equity for the three (3) months ended March 31, 2023 (collectively, the “Keystone Financials”). Keystone Financials (A) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) (except as may be indicated in the footnotes to such Keystone Financials and that unaudited financial statements may not have notes thereto and other presentation items that may be required by GAAP and are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount) applied on a consistent basis unless otherwise noted therein throughout the periods indicated and (B) fairly present, in all material respects, the financial position and operating results of Keystone and its consolidated Subsidiaries as of the dates and for the periods indicated therein.

(b) Each of Keystone and its Subsidiaries maintains a system of internal accounting controls that is sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

(c) Since July 1, 2021, there have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer or general counsel of Keystone, Keystone Board or any committee thereof. Since July 1, 2021, neither Keystone nor its independent auditors have identified (i) any significant deficiency or material weakness in the design or operation of the system of internal accounting controls utilized by Keystone and its Subsidiaries, (ii) any fraud, whether or not material, that involves Keystone, any of its Subsidiaries, Keystone’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Keystone and its Subsidiaries or (iii)  any claim or allegation whether written or oral regarding any of the foregoing.

4.8 Absence of Changes. Except as set forth on Section 4.8 of the Keystone Disclosure Schedule, between the date of Keystone Unaudited Interim Balance Sheet and the date of this Agreement, Keystone has conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been any (a) Keystone Material Adverse Effect or (b) action, event or occurrence that would have required consent of Check-Cap pursuant to Section 7.2(b) of this Agreement had such action, event or occurrence taken place after the execution and delivery of this Agreement.

4.9 Absence of Undisclosed Liabilities. Neither Keystone nor any of its Subsidiaries has any liability, indebtedness, obligation, expense, claim, deficiency, guaranty or endorsement of any kind, whether accrued, absolute, contingent, matured, unmatured or otherwise (each a “Liability”), in each case, of a type required to be reflected or reserved for on a balance sheet prepared in accordance with GAAP, except for: (a) Liabilities disclosed, reflected or reserved against in Keystone Unaudited Interim Balance Sheet, (b) normal and recurring current Liabilities that have been incurred by Keystone or its Subsidiaries since the date of Keystone Unaudited Interim Balance Sheet in the Ordinary Course of Business (none of which relates to any breach of contract, breach of warranty, tort, infringement, or violation of Law), (c) Liabilities for performance of obligations of Keystone or any of its Subsidiaries under Keystone Contracts, (d) Liabilities incurred in connection with the Transactions and (e) Liabilities listed in Section 4.9 of the Keystone Disclosure Schedule.

4.10 Title to Assets. Each of Keystone and its Subsidiaries owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or assets and equipment used or held for use in its business or operations or purported to be owned by it, including: (a) all assets reflected on Keystone Unaudited Interim Balance Sheet and (b) all other assets reflected in the books and records of Keystone or any of its Subsidiaries as being owned by Keystone or such Subsidiary. All of such assets are owned or, in the case of leased assets, leased by Keystone or any of its Subsidiaries free and clear of any Encumbrances, other than Permitted Encumbrances.

4.11 Real Property; Leasehold. Neither Keystone nor any of its Subsidiaries owns or has ever owned any real property. Keystone has made available to Check-Cap (a) an accurate and complete list of all real properties with respect to which Keystone directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by Keystone or any of its Subsidiaries and (b) copies of all leases under which any such real property is possessed (the “Keystone Real Estate Leases”), each of which is in full force and effect, with no existing material default thereunder.

4.12 Intellectual Property.

(a) Section 4.12(a) of the Keystone Disclosure Schedule sets forth an accurate and complete list of all Keystone Registered IP.

(b) Section 4.12(b) of the Keystone Disclosure Schedule accurately identifies (i) all material Keystone Contracts pursuant to which Keystone IP Rights are licensed to Keystone or any of its Subsidiaries (other than (A) any non-modified, commercially available software that is so licensed solely in executable or object code form pursuant to a non-exclusive, internal use software license with annual and replacement fees of less than $50,000 per license, (B) any Intellectual Property licensed on a non-exclusive basis ancillary to the purchase or use of equipment, reagents or other materials, (C) any confidential information provided under confidentiality agreements and (D) agreements between Keystone and its employees in Keystone’s standard form thereof), and (ii) any licenses granted to Keystone or any of its Subsidiaries on an exclusive basis.

(c) Section 4.12(c) of the Keystone Disclosure Schedule accurately identifies each Keystone Contract pursuant to which any Person has been granted any license or covenant not to sue under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any Keystone IP Rights (other than (i) any confidential information provided under confidentiality agreements and (ii) any Keystone IP Rights licensed to academic collaborators, suppliers, resellers, distributors or service providers for the sole purpose of enabling such academic collaborators, suppliers, resellers, distributors or service providers to provide services for Keystone’s benefit).

(d) Neither Keystone nor any of its Subsidiaries is bound by, and no Keystone Registered IP is subject to, any Contract containing any covenant or other provision that in any way limits or restricts the ability of Keystone or any of its Subsidiaries to use, exploit, assert, or enforce any Keystone Registered IP anywhere in the world.

(e) Keystone or one of its Subsidiaries exclusively owns all right, title, and interest to and in Keystone IP Rights (other than (i) Keystone Registered IP Rights licensed to Keystone or one of its Subsidiaries, or co-owned rights each as identified in Section 4.12(c) of the Keystone Disclosure Schedule, (ii) any non-customized software that (A) is licensed to Keystone or any of its Subsidiaries solely in executable or object code form pursuant to a non-exclusive, internal use software license and other Intellectual Property associated with such software and (B) is not incorporated into, or material to the development, manufacturing, or distribution of, any of Keystone’s or any of its Subsidiaries’ Products and (iii) any Intellectual Property licensed on a non-exclusive basis ancillary to the purchase or use of equipment, reagents or other materials), in each case, free and clear of any Encumbrances (other than Permitted Encumbrances). Without limiting the generality of the foregoing:

(i) All documents and instruments necessary to register or apply for or renew registration of Keystone Registered IP have been validly executed, delivered, and filed in a timely manner with the appropriate Governmental Authority.

(ii) Each Person who is or was an employee or contractor of Keystone or any of its Subsidiaries and who is or was involved in the creation or development of any Keystone IP Rights purported to be owned by Keystone has signed a valid, enforceable agreement containing a present assignment of such Intellectual Property to Keystone or such Subsidiary and confidentiality provisions protecting trade secrets and confidential information of Keystone and its Subsidiaries.

(iii) To the Knowledge of Keystone, no current or former stockholder, officer, director, or employee of Keystone or any of its Subsidiaries has any claim, right (whether or not currently exercisable), or interest to or in any Keystone IP Rights purported to be owned by Keystone. To the Knowledge of Keystone, no employee of Keystone or any or any of its Subsidiaries is (a) bound by or otherwise subject to any Contract restricting him or her from performing his or her duties for Keystone or such Subsidiary or (b) in breach of any Contract with any former employer or other Person concerning Keystone IP Rights purported to be owned by Keystone or confidentiality provisions protecting trade secrets and confidential information comprising Keystone IP Rights purported to be owned by Keystone.

(iv) No funding, facilities, or personnel of any Governmental Authority were used, directly or indirectly, to develop or create, in whole or in part, any Keystone IP Rights in which Keystone or any of its Subsidiaries has an ownership interest.

(v) Keystone and each of its Subsidiaries (i) has taken reasonable steps to maintain the confidentiality of and otherwise protect and enforce its rights in all proprietary information that Keystone or such Subsidiary holds, or purports to hold, as confidential or a trade secret and (ii) has not disclosed any trade secrets or other confidential information relating to the business of Keystone and its Subsidiaries as presently conducted to any Person other than pursuant to a written confidentiality agreement pursuant to which such Person agrees to protect such confidential information.

(vi) Neither Keystone nor any of its Subsidiaries has assigned or otherwise transferred ownership of, or agreed to assign or otherwise transfer ownership of, any Keystone IP Rights owned or purported to be owned by Keystone or any of its Subsidiaries to any other Person.

(vii) Keystone IP Rights constitute all Intellectual Property necessary for Keystone and its Subsidiaries to conduct its business as currently conducted.

(viii) Other than as set forth on Section 4.12(c) of the Keystone Disclosure Schedule (and other than pursuant to any non-customized software that (A) is licensed to Keystone or any of its Subsidiaries solely in executable or object code form pursuant to a non-exclusive, internal use software license and other Intellectual Property associated with such software and (B) is not incorporated into, or material to the development, manufacturing, or distribution of, any of Keystone’s or any of its Subsidiaries’ products or services), neither Keystone nor its Subsidiaries is obligated to share any revenues or make any royalty payments or pay license fees or other consideration in connection with the use of the Keystone IP Rights.

(f) Keystone has delivered or made available to Check-Cap, a complete and accurate copy of all Keystone IP Rights Agreements. With respect to each of Keystone IP Rights Agreements: (i) each such agreement is valid and binding on Keystone or its Subsidiaries, as applicable, and in full force and effect, (ii) Keystone has not received any written notice of termination or cancellation under such agreement, or received any written notice of material breach or default under such agreement, which breach has not been cured or waived and (iii) neither Keystone nor its Subsidiaries, and to the Knowledge of Keystone, no other party to any such agreement, is in breach or default thereof in any material respect.

(g) To the Knowledge of Keystone, the manufacture, marketing, license, sale, offering for sale, importation, use or intended use or other disposal of any of Keystone’s or any of its Subsidiaries’ Products (i) does not materially violate any license or agreement between Keystone or its Subsidiaries and any third party and (ii) has not, in the past six (6) years, infringed or misappropriated and does not infringe or misappropriate any Intellectual Property rights of any other Person in any material respect. To the Knowledge of Keystone, no third party is infringing upon or misappropriating any Keystone IP Rights.

(h) As of the date of this Agreement, Keystone is not a party to any Legal Proceeding (including opposition, interference or other proceeding in any patent or other government office) contesting the validity, enforceability, claim construction, ownership or right to use, sell, offer for sale, license or dispose of any Keystone IP Rights. Neither Keystone nor any of its Subsidiaries has received any written notice asserting that (A)(i) any Keystone Registered IP, (ii) the proposed use, sale, offer for sale, license or disposition of Keystone’s or any of its Subsidiaries’ Products, (iii) methods or processes claimed or covered under the Keystone Registered IP, conflict with or infringe or misappropriate the rights of any other Person or (B) Keystone or any of its Subsidiaries have otherwise infringed, misappropriated or otherwise violated any Intellectual Property of any Person. To Keystone’s Knowledge, none of Keystone IP Rights is subject to any outstanding order of, judgment of, decree of or agreement with any Governmental Authority that limits the ability of Keystone to exploit any Keystone IP Rights.

(i) Each item of Keystone IP Rights that is Keystone Registered IP is and at all times has been filed and maintained in compliance with all applicable Laws and all filings, payments, and other actions required to be made or taken to maintain such item of Keystone Registered IP in full force and effect have been made by the applicable deadline. All Keystone Registered IP that is issued or granted is subsisting and, to Keystone’s knowledge, enforceable.

(j) To the Knowledge of Keystone, no trademark (whether registered or unregistered) or trade name owned, used, or applied for by Keystone or any of its Subsidiaries conflicts or interferes with any trademark (whether registered or unregistered) or trade name owned, used, or applied for by any other Person. None of the goodwill associated with or inherent in any trademark (whether registered or unregistered) in which Keystone or any of its Subsidiaries has or purports to have an ownership interest has been impaired as determined by Keystone or any of its Subsidiaries in accordance with GAAP.

(k) Except as set forth in Sections 4.12(b) or 4.12(c) of the Keystone Disclosure Schedule or as contained in license, distribution and service agreements entered into in the Ordinary Course of Business by Keystone (i) neither Keystone nor any of its Subsidiaries is bound by any Contract to indemnify, defend, hold harmless, or reimburse any other Person with respect to any Intellectual Property infringement, misappropriation, or similar claim which is material to Keystone and its Subsidiaries, taken as a whole and (ii) neither Keystone nor any of its Subsidiaries has ever assumed, or agreed to discharge or otherwise take responsibility for, any existing or potential liability of another Person for infringement, misappropriation, or violation of any Intellectual Property right, which assumption, agreement or responsibility remains in force as of the date of this Agreement.

(l) Keystone and/or one of its Subsidiaries owns, leases, licenses, or otherwise has the legal right to use all Business Systems, and such Business Systems are sufficient for the immediate and anticipated future needs of the business of Keystone and its Subsidiaries as presently conducted. Keystone and each of its Subsidiaries maintain commercially reasonable disaster recovery and business continuity plans, procedures and facilities, and, in the past three (3) years, there has not been any material failure with respect to any of the Business Systems that has not been remedied or replaced in all material respects. Keystone and/or one of its Subsidiaries have purchased a sufficient number of seat licenses for their Business Systems.

(m) Neither Keystone nor any of its Subsidiaries is party to any Contract that, as a result of the execution, delivery and performance of this Agreement, will cause the grant of any license or other right to any Keystone IP Rights, result in breach of, default under or termination of such Contract with respect to any Keystone IP Rights, or impair the right of Keystone or the U.S. Surviving Corporation and its Subsidiaries to use, sell, license or enforce any Keystone IP Rights or portion thereof, except for the occurrence of any such grant or impairment that would not individually or in the aggregate, reasonably be expected to result in a Keystone Material Adverse Effect.

(n) Except as would not reasonably be expected to be material to Keystone and its Subsidiaries, taken as a whole, no Open Source Materials are contained in, distributed with, or linked to by Keystone or any of its Subsidiaries or any of their products or technology in a manner that imposes on such products and technology, or portion thereof, or would impose upon distribution thereof, a requirement or condition that any such products and technology or portion thereof (i) be disclosed or distributed in source code form, (ii) be licensed to allow third parties to make modifications or derivative works or (iii) be licensed as Open Source Materials.

(o) Except as would not reasonably be expected to be material to Keystone and its Subsidiaries, taken as a whole, since July 1, 2021, there have been no failures, breakdowns, continued substandard performance or to the Knowledge of Keystone, cyberattacks, viruses, other malware or other adverse events affecting the computer and manufacturing systems, or the manufacturing processes, of Keystone or its Subsidiaries.

4.13 Privacy and Data Security. Keystone and each of its Subsidiaries have complied in all material respects with all applicable Privacy Laws and the applicable terms of any Keystone Contracts relating to privacy, security, collection, transfer or use of Personal Information of any individuals (including clinical trial participants, patients, physicians and other health care professionals, clinical trial investigators and researchers) that interact with Keystone and its Subsidiaries in connection with the operation of Keystone’s and its Subsidiaries’ business. Keystone and each of its Subsidiaries have implemented and maintain reasonable written policies and procedures, satisfying the requirements of applicable Privacy Laws, concerning the privacy, security, collection, transfer and use of Personal Information (the “Privacy Policies”) and have complied in all material respects with the same. As of the date hereof, no claims have been asserted or threatened in writing against Keystone or any of its Subsidiaries by any Person alleging a violation of Privacy Laws, Privacy Policies and/or the applicable terms of any Keystone Contracts relating to privacy, security, collection or use of Personal Information of any individuals. To the Knowledge of Keystone, there have been no data security incidents, data breaches or other adverse events or incidents related to the unauthorized access, use or processing of Personal Information in the custody or control of Keystone or its Subsidiaries, in each case where such incident, breach or event would result in a notification obligation to any Person under applicable Law or pursuant to the terms of any Keystone Contract. Neither Keystone nor any of its Subsidiaries has received written notice, or, to the Knowledge of Keystone, been subject to any audits, proceedings or investigations by any Governmental Authority or any customer, or received any material written claims or complaints regarding the collection, dissemination, storage or use of Personal Information, and, to the Knowledge of Keystone, there is no reasonable basis for the same.

4.14 Agreements, Contracts and Commitments.

(a) Section 4.14(a) of the Keystone Disclosure Schedule lists the following Keystone Contracts in effect as of the date of this Agreement (each, a “Keystone Material Contract” and collectively, the “Keystone Material Contracts”):

(i) each Keystone Contract requiring payments by Keystone or any of its Subsidiaries after the date of this Agreement in excess of $250,000 per annum pursuant to its express terms relating to the employment of, or the performance of employment-related services by, or engagement by any Person, including any employee, consultant or independent contractor, or Entity providing employment related, consulting or independent contractor services, not terminable by Keystone or its Subsidiaries on ninety (90) calendar days’ or less notice without liability, except to the extent general principles of wrongful termination Law may limit Keystone’s, its Subsidiaries’ or such successor’s ability to terminate employees, consultants or independent contractors at will;

(ii) each Keystone Contract containing (A) any covenant limiting the freedom of Keystone, its Subsidiaries or the U.S. Surviving Corporation to engage in any line of business or compete with any Person, or limiting the development, manufacture or distribution of Keystone’s products or services, (B) any most-favored pricing arrangement, or (C) any exclusivity provision;

(iii) each Keystone Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $250,000 per annum pursuant to its express terms and not cancelable without penalty;

(iv) each Keystone Contract relating to the disposition or acquisition of material assets or any ownership interest in any Entity;

(v) each Keystone Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of $250,000 per annum or creating any material Encumbrances with respect to any assets of Keystone or any of its Subsidiaries or any loans or debt obligations with officers or directors of Keystone;

(vi) each Keystone Contract requiring payment by or to Keystone or any of its Subsidiaries after the date of this Agreement in excess of $250,000 per annum pursuant to its express terms relating to: (A) any distribution agreement (identifying any that contain exclusivity provisions), (B) any agreement involving provision of services or products with respect to any pre-clinical or clinical development activities of Keystone or its Subsidiaries, (C) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which Keystone or any of its Subsidiaries has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which Keystone or any of its Subsidiaries has continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by Keystone or (D) any Contract to license any patent, trademark registration, service mark registration, trade name or copyright registration to or from any third party to manufacture or produce any product, service or technology of Keystone or any of its Subsidiaries or any Contract to sell, distribute or commercialize any products or services of Keystone or any of its Subsidiaries;

(vii) each Keystone Contract for the establishment of a partnership, joint venture or other similar organizational form;

(viii) each Keystone Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to Keystone or any of its Subsidiaries in connection with the Transactions;

(ix) each Keystone Real Estate Lease;

(x) each Keystone Contract that is a material contract as defined in Item 601(b)(10) of Regulation S-K as promulgated under the Securities Act; or

(xi) each Keystone Contract to which Keystone or any of its Subsidiaries is a party or by which any of its or their assets and properties is currently bound, which involves annual obligations of payment by, or annual payments to, Keystone or such relevant Subsidiary in excess of $250,000.

(b) Keystone has delivered or made available to Check-Cap accurate and complete copies of all Keystone Material Contracts, including all amendments thereto. There are no Keystone Material Contracts that are not in written form. Neither Keystone nor any of its Subsidiaries has, nor to Keystone’s Knowledge, as of the date of this Agreement has any other party to a Keystone Material Contract, breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of any Keystone Material Contract in such manner as would permit any other party to cancel or terminate any such Keystone Material Contract, or would permit any other party to seek damages which would reasonably be expected to have a Keystone Material Adverse Effect. As to Keystone and its Subsidiaries, as of the date of this Agreement, each Keystone Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. No Person is renegotiating, or has a right pursuant to the terms of any Keystone Material Contract to change, any material amount paid or payable to Keystone under any Keystone Material Contract or any other material term or provision of any Keystone Material Contract.

4.15 Compliance; Permits; Restrictions.

(a) Keystone and each of its Subsidiaries are, and since July 1, 2021 have been, in material compliance with all applicable Laws. No investigation, claim, suit, proceeding, audit, Order, or other Legal Proceeding or action by any Governmental Authority is pending or, to the Knowledge of Keystone, threatened against Keystone or any of its Subsidiaries. There is no agreement or Order binding upon Keystone or any of its Subsidiaries which (i) has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Keystone or any of its Subsidiaries, any acquisition of material property by Keystone or any of its Subsidiaries or the conduct of business by Keystone or any of its Subsidiaries as currently conducted, (ii) is reasonably likely to have a material adverse effect on Keystone’s ability to comply with or perform any covenant or obligation under this Agreement or (iii) is reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with the Transactions.

(b) Keystone and its Subsidiaries hold all required Governmental Authorizations which are material to the operation of the business of Keystone and its Subsidiaries as currently conducted (the “Keystone Permits”). Section 4.15(b) of the Keystone Disclosure Schedule identifies each Keystone Permit. Each of Keystone and its Subsidiaries is in material compliance with the terms of the Keystone Permits. No Legal Proceeding is pending or, to the Knowledge of Keystone, threatened in writing, which seeks to revoke, substantially limit, suspend, or materially modify any Keystone Permit. The rights and benefits of each Keystone Permit will be available to the U.S. Surviving Corporation or its Subsidiaries, as applicable, immediately after the U.S. Merger Effective Time on terms substantially identical to those enjoyed by Keystone and its Subsidiaries as of the date of this Agreement and immediately prior to the U.S. Merger Effective Time.

4.16 Legal Proceedings; Orders.

(a) There is no pending Legal Proceeding and, to the Knowledge of Keystone, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves Keystone or any of its Subsidiaries, any Keystone Associate or former employee, independent contractor, officer or director of Keystone or any of its Subsidiaries (in his or her capacity as such) or any of the material assets owned or used by Keystone or its Subsidiaries or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Transactions.

(b) Except as set forth on Section 4.16(b) of the Keystone Disclosure Schedule, there is no Order to which Keystone or any of its Subsidiaries, or any of the material assets owned or used by Keystone or any of its Subsidiaries, is subject. To the Knowledge of Keystone, no officer or other Key Employee of Keystone or any of its Subsidiaries is subject to any Order that prohibits such officer or employee from engaging in or continuing any conduct, activity or practice relating to the business of Keystone or any of its Subsidiaries or to any material assets owned or used by Keystone or any of its Subsidiaries.

(c) There is no Legal Proceeding initiated by Keystone or any of its Subsidiaries currently pending or which Keystone or any of its Subsidiaries currently intends to initiate.

4.17 Tax Matters.

(a) Keystone and each of its Subsidiaries have timely filed all income Tax Returns and other material Tax Returns that they were required to file under applicable Law. All such Tax Returns are true, correct and complete and accurate in all material respects and have been prepared in material compliance with all applicable Laws. No claim has ever been made by a Governmental Authority in a jurisdiction where Keystone or any of its Subsidiaries does not file Tax Returns that Keystone or any such Subsidiary is subject to taxation by that jurisdiction.

(b) All material Taxes due and owing by Keystone and each of its Subsidiaries (whether or not shown on any Tax Return) have been timely paid and appropriately reserved on their balance sheet for all Taxes that are not yet due and payable (whether or not shown on any Tax Return). Since the date of the Keystone Unaudited Interim Balance Sheet, neither Keystone nor any of its Subsidiaries has incurred any material Liability for Taxes outside the Ordinary Course of Business or otherwise inconsistent with past custom and practice. In addition, Keystone and each of its Subsidiaries is in compliance with, and their records contain all information and documents necessary in all material respects to comply with (including all documents and records likely to be needed to defend any challenge by any Governmental Authority to the transfer pricing of any transactions conducted by Keystone and each of its Subsidiaries), all applicable information reporting and withholding requirements under all applicable Laws and Keystone and each of its Subsidiaries have maintained, and still maintain, all required records with respect thereto.

(c) Keystone and each of its Subsidiaries have withheld or collected and timely paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party under any applicable Laws.

(d) There are no Encumbrances for material Taxes (other than Taxes not yet due and payable or for Taxes that are being contested in good faith, in each case, for which adequate reserves have been established in accordance with GAAP) upon any of the assets of Keystone or any of its Subsidiaries.

(e) No deficiencies for material Taxes with respect to Keystone or any of its Subsidiaries have been claimed, proposed or assessed by any Governmental Authority in writing. There are no pending (or, based on written notice, threatened) material audits, assessments, disputes or other actions for or relating to any liability in respect of Taxes of Keystone or any of its Subsidiaries. Neither Keystone nor any of its Subsidiaries (or any of their predecessors) has waived any statute of limitations in respect of material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency and neither Keystone nor any of its Subsidiaries has received any written request from a Governmental Authority to waive or extend any statute of limitations in respect of Taxes.

(f) Neither Keystone nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code in the last five years, or as a real property corporation (Igud Mekarke’in) within the meaning of this term under Section 1 of the Israeli Land Taxation Law (Appreciation and Acquisition), 5723-1963 at any time since their incorporation.

(g) Keystone and each of its Subsidiaries is duly registered for the purposes of Israeli value added Taxes (“VAT”), if such registration is required by Law, and has complied in all material respects with all requirements concerning VAT including with respect to the timely filing of complete and correct VAT returns. Keystone and each of its Subsidiaries (i) have not made any material exempt transactions (as defined in the Israel Value Added Tax Law of 1975) and there are no circumstances by reason of which they might not be entitled to full credit of all VAT chargeable or paid on inputs, supplies, and other transactions and imports made by it, (ii) have collected and timely remitted in all material aspects to the relevant Tax authority all output VAT which it is required to collect and remit under any applicable Laws, and (iii) have not received a material refund for input VAT for which it is not entitled under any applicable Laws.

(h) Keystone and each of its Subsidiaries has never made any election to be treated or claimed any benefits as a “Beneficial Enterprise” (Mifaal Mutav) or “Approved Enterprise” (Mifaal Meushar) or otherwise nor did it take any position of being a “Preferred Enterprise” (Mifaal Muadaf) or “Preferred Technological Enterprise” or otherwise under the Law for Encouragement of Capital Investments, 1959, and there are no royalties, fees, repayments or other amounts due or payable by Keystone and each of its Subsidiaries to any Governmental Authority with respect to any of the foregoing. No prior approval of any Governmental Authority related to Tax is required in order to consummate the Transactions, or to preserve entitlement of Keystone and each of its Subsidiaries to any such incentive subsidy or benefit.

(i) Neither Keystone nor each of its Subsidiaries owns any material interest in any controlled foreign corporation pursuant to Section 75B of the Israeli Income Tax Ordinance, or other entity the income of which is required to be included in the income of Keystone or any of each Subsidiaries.

(j) Except as set forth on Section 4.17(j) of the Keystone Disclosure Schedule, neither Keystone nor any of its Subsidiaries is subject to any restrictions or limitations pursuant to Part E2 of the Israeli Income Tax Ordinance or pursuant to any Tax ruling made with reference to the provisions of Part E2 of the Israeli Income Tax Ordinance, except as a result of any Tax ruling that has been obtained in connection with the transactions contemplated by this Agreement.

(k) Keystone and each of its Subsidiaries is and has been in compliance in all material respects with all applicable transfer pricing Laws, including the execution and maintenance of contemporaneous documentation substantiating the transfer pricing practice and methodology.

(l) Neither Keystone nor any of its Subsidiaries is a party to any Tax allocation, Tax sharing or similar agreement (including indemnity arrangements), other than customary indemnification provisions in commercial contracts entered into in the Ordinary Course of Business with vendors, customers, lenders, or landlords.

(m) Neither Keystone nor any of its Subsidiaries has entered into a cost sharing arrangement to share research and development costs and rights to any developed Intellectual Property.

(n) Keystone and each of its Subsidiaries has made available to Check-Cap complete copies of (i) all material Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to Keystone for all taxable periods for which the applicable statute of limitation has not yet expired, (ii) any audit report issued with respect to or relating to any Taxes due from or with respect to Keystone and its Subsidiaries, (iii) any closing or settlement agreements entered into by or with respect to Keystone and its Subsidiaries, with any Governmental Authority, (iv) all Tax opinions, memoranda and similar documents addressing Tax matters or Tax positions of Keystone and its Subsidiaries, and (v) all material written communications to, or received by Keystone and its Subsidiaries from any Governmental Authority including Tax rulings and Tax decisions.

(o) Keystone and each of its Subsidiaries does not and has never participated or engaged in any transaction listed in Section 131(g) of the Israeli Income Tax Ordinance and the Israeli Income Tax Laws (Reportable Tax Planning), 5767-2006 promulgated thereunder nor is it subject to reporting obligations under Sections 131D or 131E of the Israeli Income Tax Ordinance or similar provisions under the Israel Value Added Tax law of 1975 and has never obtained a legal or tax opinion that is subject to reporting under Section 131D of the Israeli Income Tax Ordinance or similar provisions under the Israel Value Added Tax Law of 1975.

(p) Keystone and each of its Subsidiaries uses the accrual method of accounting for income tax purposes.

(q) Neither Keystone nor any of its Subsidiaries has ever been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is Keystone). Neither Keystone nor any of its Subsidiaries has any material Liability for the Taxes of any Person (other than Keystone and any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign Law) or as a transferee or successor.

(r) Neither Keystone nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code.

(s) Neither Keystone nor any of its Subsidiaries has entered into any transaction identified as a “listed transaction” for purposes of Treasury Regulations Sections 1.6011-4(b)(2) or 301.6111-2(b)(2).

(t) No statute of limitations in respect of the assessment or collection of any Taxes of Keystone or any of its Subsidiaries has been waived or extended, which waiver or extension is in effect and Keystone or any of its Subsidiaries is not presently contesting the Tax liability before any Governmental Authority.

(u) There is no outstanding power of attorney from Keystone or any of its Subsidiaries authorizing anyone to act on behalf of Keystone or any of its Subsidiaries in connection with any Tax, Tax Return or action relating to any Tax or Tax Return of Keystone.

(v) Neither Keystone nor its Subsidiaries will be required to include any item of income or exclude any item of deduction for any taxable period (or a portion thereof) ending after the Closing Date as a result of any of the following that occurred or existed on or prior to the Closing Date: (i) a “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law), (ii) an installment sale or open transaction, (iii) a prepaid amount, (iv) an intercompany item under United States Treasury regulations Section 1.1502-13 or an excess loss account under United States Treasury regulations Section 1.1502-19, (v) a change in the accounting method of Keystone pursuant to Section 481 of the Code or any similar provision of the Code or the corresponding tax Laws of any nation, state or locality or the use of a method of accounting with respect to any transaction that occurred on or before the Closing Date; or (vi) any inclusion under Section 951(a) or Section 951A of the Code attributable to (A) “subpart F income,” within the meaning of Section 952 of the Code, (B) direct or indirect holding of “United States property,” within the meaning of Section 956 of the Code, (C) “global intangible low-taxed income,” as defined in Section 951A of the Code, in each case, determined as if the relevant taxable years ended on the Closing Date or (D) any inclusion under Section 965 of the Code.

(w) Keystone and its Subsidiaries have not made an election to defer any Taxes under Section 2302 of the CARES Act or IRS Notice 2020-65, or any similar election under state or local Law. Keystone has properly complied with all applicable Laws and duly accounted for any available Tax credits under Sections 7001 through 7005 of the Families First Coronavirus Response Act for 2020 (or any similar election under state, local or non-U.S. Law) and Section 2301 of the CARES Act (or any similar election under state, local or non-U.S. Law).

(x) To the Knowledge of Keystone, there are no facts or circumstances that could reasonably be expected to prevent the Mergers from qualifying for the Intended U.S. Tax Treatment.

(y) The SBT Holdings Inc. 2019 Stock Option Plan, as may be amended from time to time, is intended to qualify as a capital gains route plan under Section 102(b)(2) or 102(b)(3) of the Israeli Income Tax Ordinance and has received a favorable determination or approval letter from, or is otherwise approved by, or deemed approved by passage of time without objection by, the ITA. All Section 102 Awards which were issued under the SBT Holdings Inc. 2019 Stock Option Plan, as may be amended from time to time, were and are currently in compliance with the requirements of Section 102, any regulation promulgated thereunder, and the written requirements and guidance of the ITA, including without limitation, the filing of the necessary documents with the ITA, the appointment of an authorized trustee to hold the Section 102 Awards, and the due deposit of such Section 102 Awards with such trustee pursuant to the terms of Section 102 of the Israeli Income Tax Ordinance, and applicable regulations and rules and the guidance published by the ITA on July 24, 2012 and clarification dated November 6, 2012, as applicable.

(z) To the Knowledge of Keystone, other than pursuant to the trust arrangement required by the 103T Tax Ruling or 103T Interim Tax Ruling, no Keystone Stockholder (i) has any current plan or intention to dispose of or otherwise transfer the shares of PubCo Common Stock following Closing or (ii) is currently under any binding agreement to dispose of or otherwise transfer the shares of PubCo Common Stock following Closing.

4.18 Employee and Labor Matters; Benefit Plans.

(a) Except as set forth on Section 4.18(a) of the Keystone Disclosure Schedule, the employment of each of Keystone’s and any of its Subsidiaries’ employees is terminable by Keystone or the applicable Subsidiary at will or upon notice of no more than ninety (90) days. Keystone has made available to Check-Cap accurate and complete copies of all employee manuals and handbooks, disclosure materials, policy statements and other written materials relating to the employment of Keystone Associates to the extent currently effective and material, including a copy of the form of employment agreement used.

(b) Neither Keystone nor any of its Subsidiaries is a party to, bound by, or has a duty to bargain under, any collective bargaining agreement or other Contract with a labor organization representing any of its employees, and there are no labor organizations representing or, to the Knowledge of Keystone, purporting to represent or seeking to represent any employees of Keystone or its Subsidiaries.

(c) Section 4.18(c) of the Keystone Disclosure Schedule lists all Keystone Employee Plans.

(d) Each Keystone Employee Plan that is intended to qualify under Section 401(a) of the Code is subject to a favorable determination or approval letter from the IRS upon which Keystone and its Subsidiaries are entitled to rely with respect to such qualified status. To the Knowledge of Keystone, no event or omission has occurred that would cause any Keystone Employee Plan to lose such qualification or require corrective action to maintain such qualification.

(e) Each Keystone Employee Plan has been established, operated and administered in compliance, in all material respects, with its terms and all applicable Law, including the Code, ERISA, and the Affordable Care Act. No Keystone Employee Plan is, or within the past six years has been, the subject of an application or filing under a government sponsored amnesty, voluntary compliance, or similar program, or been the subject of any self-correction under any such program. No Legal Proceeding (other than those relating to routine claims for benefits) is pending or, to the Knowledge of Keystone, threatened with respect to any Keystone Employee Plan.

All payments and/or contributions required to have been made with respect to all Keystone Employee Plans either have been made or have been accrued in accordance with the terms of the applicable Keystone Employee Plan and applicable Law. Keystone Employee Plans satisfy in all material respects the minimum coverage, affordability and non-discrimination requirements under the Code.

(f) No Keystone Employee Plan is or was, and neither Keystone nor any of its ERISA Affiliates has maintained, contributed to, or been required to contribute to or had any liability or obligation (including on account of any ERISA Affiliate and whether contingent or otherwise) in the past six (6) years with respect to (i) any employee benefit plan that is or was subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) any Multiemployer Plan, (iii) any funded welfare benefit plan within the meaning of Section 419 of the Code, (iv) any Multiple Employer Plan, or (v) any Multiple Employer Welfare Arrangement. Neither Keystone nor any of its ERISA Affiliates has ever incurred any liability under Title IV of ERISA that has not been paid in full.

(g) No Keystone Employee Plan provides, nor does Keystone nor any of its Subsidiaries have any obligation to provide any, health, death or any other non-pension benefits to any service provider beyond termination of service (other than as required by Part 6 of Subtitle B of Title I of ERISA or similar state Law or continuation coverage through the end of the month in which such termination occurs). No Keystone Employee Plan provides major medical health, dental, vision, life or long-term disability benefits that are not fully insured through an insurance contract.

(h) No non-exempt “prohibited transaction” (within the meaning of Section 406 of ERISA and Section 4975 of the Code) for any Keystone Employee Plan, and no reportable event, as defined in ERISA, has occurred in connection with any Keystone Employee Plan that, individually or in the aggregate, would result in material liability to Keystone or any of its Subsidiaries. Neither Keystone, any Subsidiary nor any employee thereof, nor, to the Knowledge of Keystone, any trustee, administrator, other fiduciary or any other “party in interest” or “disqualified person” with respect to any Keystone Employee Plan, has engaged in a prohibited transaction which could result in a material Tax or penalty on Keystone or any Subsidiary under Section 4975 of the Code or Section 502(i) of ERISA.

(i) Keystone and each ERISA Affiliate has complied in all material respects with (i) the notice and continuation coverage requirements, and all other requirements, of Section 4980B of the Code and Parts 6 and 7 of Title I of ERISA, and the regulations thereunder, and (ii) the affordability and minimum essential coverage requirements, and all other requirements, of the Affordable Care Act, in each case, with respect to each Keystone Employee Plan that is a group health plan.

(j) Except as set forth on Section 4.18(j) of the Keystone Disclosure Schedule, no Keystone Employee Plan is subject to any Law of a foreign jurisdiction outside of the United States and Israel.

(k) Each Keystone Employee Plan that constitutes in any part a “nonqualified deferred compensation plan” (as such term is defined under Section 409A(d)(1) of the Code and the guidance thereunder) has been operated and maintained in all material respects in operational and documentary compliance with the requirements of Section 409A of the Code and the applicable guidance thereunder. No payment to be made under any Keystone Employee Plan is, or to the Knowledge of Keystone, will be subject to the penalties of Section 409A(a)(1) of the Code.

(l) Any transfer of property by Keystone or any of its Subsidiaries which was subject to a substantial risk of forfeiture and which would otherwise have been subject to taxation under Section 83(a) of the Code is covered by a valid and timely filed election under Section 83(b) of the Code, and a copy of such election has been provided to Keystone.

(m) Each of Keystone and its Subsidiaries is in material compliance with all applicable federal, state and local Laws, rules and regulations respecting employment, employment practices, terms and conditions of employment, worker classification, tax withholding, prohibited discrimination, equal employment, fair employment practices, meal and rest periods, immigration status, employee safety and health, wages (including overtime wages), compensation, and hours of work, and in each case, with respect to the employees of Keystone and each of its Subsidiaries: (i) has withheld and reported all material amounts required by Law or by Contract to be withheld and reported with respect to wages, salaries and other payments to employees, (ii) except for as set forth on Section 4.18(m) of the Keystone Disclosure Schedule, is not liable for any material arrears of wages, severance pay or any Taxes or any penalty for failure to comply with any of the foregoing and (iii) is not liable for any material payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the Ordinary Course of Business). There are no material actions, suits, claims, administrative matters or other Legal Proceedings pending or, to the Knowledge of Keystone or any of its Subsidiaries, threatened or reasonably anticipated against Keystone or any of its Subsidiaries relating to any employee, employment Contract or Keystone Employee Plan (other than routine claims for benefits), privacy right, labor dispute, wages and hours, overtime and overtime payment, working during rest days, leave of absence, plant closing notification, workers’ compensation policy, long-term disability policy, harassment, retaliation, immigration, employment statute or regulation, collective bargaining, civil rights, fringe benefits, employment practices, workers’ compensation and the collection, payment of withholding or social security taxes and any similar tax, safety, health or discrimination matter involving any Keystone Associate or former employee, independent contractor, officer or director of Keystone or any of its Subsidiaries, including charges of unfair labor practices or discrimination complaints. There are no pending or, to the Knowledge of Keystone or any of its Subsidiaries, threatened or reasonably anticipated material claims, actions or Legal Proceedings against Keystone, any of its Subsidiaries, any Keystone trustee or any trustee of any Subsidiary under any workers’ compensation policy or long-term disability policy. Neither Keystone nor any Subsidiary thereof is a party to a conciliation agreement, consent decree or other agreement or Order with any federal, state, or local agency or Governmental Authority with respect to employment practices.

(n) Neither Keystone nor any of its Subsidiaries has any material liability with respect to any misclassification within the past three years of: (i) any Person as an independent contractor rather than as an employee, (ii) any employee leased from another employer or (iii) any employee currently or formerly classified as exempt from overtime wages. Neither Keystone nor any of its Subsidiaries has since July 1, 2021 taken any action which would constitute a “plant closing” or “mass layoff” within the meaning of the WARN Act or similar applicable state or local Law, issued any notification of a plant closing or mass layoff required by the WARN Act or similar applicable state or local Law, or incurred any material liability or obligation under WARN or any similar applicable state or local Law that remains unsatisfied.

(o) Since July 1, 2021 there has not been, nor, to the Knowledge of Keystone or any of its Subsidiaries, has there been any threat of, any strike, slowdown, work stoppage, lockout, job action, union organizing activity, question concerning representation or any similar activity or dispute, affecting Keystone or any of its Subsidiaries. No event has occurred that to the Knowledge of Keystone or any of its Subsidiaries, would be likely to give rise to any such strike, slowdown, work stoppage, lockout, job action, union organizing activity, question concerning representation or any similar activity or dispute.

(p) Neither Keystone nor any of its Subsidiaries is, nor has Keystone or any of its Subsidiaries been since July 1, 2021, engaged in any unfair labor practice within the meaning of the National Labor Relations Act that is likely to result in material Liability or obligation.

4.19 Environmental Matters. Since July 1, 2021, Keystone and each of its Subsidiaries has complied with all applicable Environmental Laws, which compliance includes the possession by Keystone of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in compliance that, individually or in the aggregate, would not reasonably be expected to result in a Keystone Material Adverse Effect. Neither Keystone nor any of its Subsidiaries has received since July 1, 2021, any written notice or other communication (in writing or otherwise), whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that Keystone or any of its Subsidiaries is not in compliance with any Environmental Law and, to the Knowledge of Keystone, there are no circumstances that may prevent or interfere with Keystone’s or any of its Subsidiaries’ compliance with any Environmental Law in the future, except where such failure to comply would not reasonably be expected to have a Keystone Material Adverse Effect. To the Knowledge of Keystone: (i) no current or prior owner of any property leased or controlled by Keystone or any of its Subsidiaries has received since July 1, 2021, any written notice or other communication relating to property owned or leased at any time by Keystone or any of its Subsidiaries, whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that such current or prior owner or Keystone or any of its Subsidiaries is not in compliance with or violated any Environmental Law relating to such property and (ii) neither Keystone nor any of its Subsidiaries has any material liability under any Environmental Law.

4.20 Insurance. Keystone has made available to Check-Cap accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of Keystone and each of its Subsidiaries. Each of such insurance policies is in full force and effect in accordance with their terms, and Keystone and each of its Subsidiaries are in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, since July 1, 2021, neither Keystone nor any of its Subsidiaries has received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy or (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. Keystone and each of its Subsidiaries have provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending against Keystone or any of its Subsidiaries for which Keystone or such Subsidiary has insurance coverage, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed Keystone or any of its Subsidiaries of its intent to do so.

4.21 Financial Advisors. Except as set forth on Section 4.21 of the Keystone Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Keystone or any of its Subsidiaries.

4.22 Transactions with Affiliates. Section 4.22 of the Keystone Disclosure Schedule describes any material transactions or relationships, since July 1, 2021, between, on one hand, Keystone or any of its Subsidiaries and, on the other hand, any (a) executive officer or director of Keystone or any of its Subsidiaries or any of such executive officer’s or director’s immediate family members, (b) owner of more than five percent (5%) of the voting power of the outstanding Keystone Common Stock or (c) to the Knowledge of Keystone, any “related person” (within the meaning of Item 404 of Regulation S-K under the Securities Act) of any such officer, director or owner (other than Keystone or its Subsidiaries) in the case of each of (a), (b) or (c) that is of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

4.23 Ownership of Check-Cap Ordinary Shares. Neither Keystone, PubCo, Merger Subs or any of their respective Subsidiaries owns, or at any time during the past three (3) years from the date hereof has owned, beneficially or otherwise, any Check-Cap Ordinary Shares or other securities of Check-Cap or any outstanding securities of any of its Subsidiaries (or any other economic interest through derivative securities or otherwise in Check-Cap or any of its Subsidiaries). None of the Persons referred to in Section 320(c) of the ICL with respect to Keystone, PubCo or Merger Subs owns any Check-Cap Ordinary Shares.

4.24 No Other Representations or Warranties. Keystone hereby acknowledges and agrees that, except for the representations and warranties contained in this Agreement, neither Check-Cap nor any other person on behalf of Check-Cap or its Subsidiary makes any express or implied representation or warranty with respect to Check-Cap or its Subsidiary with respect to any other information provided to Keystone, any of its Subsidiaries or the Keystone Stockholders or any of their respective Affiliates in connection with the Transactions, and

(subject to the express representations and warranties of Check-Cap set forth in Section 5 (in each case as qualified and limited by the Check-Cap Disclosure Schedule)) none of Keystone, its Subsidiaries or any of their respective Representatives or stockholders has relied on any such information (including the accuracy or completeness thereof).

Section 5. REPRESENTATIONS AND WARRANTIES OF CHECK-CAP.

Except (i) as set forth in the written disclosure schedule delivered by Check-Cap to Keystone (the “Check-Cap Disclosure Schedule”) or (ii) as disclosed in the Check-Cap SEC Documents filed with the SEC prior to the date hereof and publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval system (but (A) without giving effect to any amendment thereof filed with, or furnished to the SEC on or after the date hereof and (B) excluding any disclosures contained under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature), Check-Cap represents and warrants to Keystone, PubCo and the Merger Subs as follows:

5.1 Due Organization; Subsidiaries.

(a) Each of Check-Cap and its Subsidiary is a corporation duly incorporated, validly existing and in good standing (to the extent applicable in such jurisdiction) under the Laws of the jurisdiction of its incorporation or organization and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted, (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used and (iii) to perform its obligations under all Contracts by which it is bound. Check-Cap’s Subsidiary is wholly owned by Check-Cap.

(b) Each of Check-Cap and its Subsidiary is licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Check-Cap Material Adverse Effect.

(c) Except as set forth on Section 5.1(c) of the Check-Cap Disclosure Schedule, Check-Cap has no Subsidiaries, and neither Check-Cap nor any of the Entities described in Section 5.1(c) of the Check-Cap Disclosure Schedule owns any capital stock of, or any equity ownership or profit sharing interest of any nature in, or controls directly or indirectly, any other Entity other than the Entities set forth on Section 5.1(c) of the Check-Cap Disclosure Schedule. Neither Check-Cap nor its Subsidiary is or has otherwise been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity. Neither Check-Cap nor its Subsidiary has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. Except as set forth on Section 5.1(c) of the Check-Cap Disclosure Schedule, neither Check-Cap nor its Subsidiary have, at any time, been a general partner of, or have otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

5.2 Organizational Documents. Check-Cap has delivered to Keystone accurate and complete copies of the Organizational Documents of Check-Cap and its Subsidiary. Neither Check-Cap nor its Subsidiary are in breach or violation of its Organizational Documents in any material respect.

5.3 Authority; Binding Nature of Agreement. Check-Cap has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and, subject to receipt of the Check-Cap Required Approvals, the Check-Cap Shareholder Transaction Approval and Check-Cap Shareholder Nasdaq Reverse Split Approval, to consummate the Transactions to which Check-Cap is a party. The Check-Cap Board (at meetings duly called and held or by written consent duly obtained) has unanimously: (i) determined that the Israeli Merger and the Transactions to which Check-Cap is a party are fair to, advisable and in the best interests of Check-Cap and its shareholders, (ii) approved and declared advisable the Israeli Merger, this Agreement and the Transactions to which Check-Cap is a party, (iii) determined that considering the financial position of the merging entities, no reasonable concern exists that, as a result of the Israeli Merger, the Israeli Surviving Company will be unable to fulfill the obligations of Check-Cap to its creditors and (iv) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the Check-Cap Shareholders vote to approve the Israeli Merger, this Agreement and thereby approve the Transactions to which Check-Cap is a party. This Agreement has been duly executed and delivered by Check-Cap and, assuming the due authorization, execution and delivery by the other Parties, constitutes the legal, valid and binding obligation of Check-Cap, enforceable against Check-Cap in accordance with its terms, subject to the Enforceability Exceptions.

5.4 Vote Required. The affirmative vote of the holders of at least a majority of (a) the Check-Cap Ordinary Shares represented at the Check-Cap Shareholder Meeting entitled to vote and voting on the proposal is the only vote of the holders of any class or series of Check-Cap’s share capital necessary to approve and adopt the Israeli Merger, this Agreement and the other Transactions to which Check-Cap is a party (the “Check-Cap Shareholder Transaction Approval”), and (b) the Check-Cap Ordinary Shares represented at the Check-Cap Shareholder Meeting entitled to vote and voting on the proposal is the only vote of the holders of any class or series of Check-Cap’s share capital necessary to approve an amendment to Check-Cap’s articles of association to effect the Nasdaq Reverse Split (the “Check-Cap Shareholder Nasdaq Reverse Split Approval”).

5.5 Non-Contravention; Consents.

(a) Subject to compliance with any applicable Antitrust Law and obtaining, complying with and making the filings under the Check-Cap Required Approvals, neither (i) the execution, delivery or performance of this Agreement by Check-Cap, nor (ii) the consummation of the Transactions, will directly or indirectly (with or without notice or lapse of time):

(i) contravene, conflict with or result in a violation of any of the provisions of the Organizational Documents of Check-Cap or its Subsidiary;

(ii) contravene, conflict with or result in a material violation of, or give any Governmental Authority or other Person the right to challenge the Transactions or to exercise any remedy or obtain any relief under, any Law or any Order to which Check-Cap or its Subsidiary or any of the assets owned or used by Check-Cap or its Subsidiary, is subject;

(iii) contravene, conflict with or result in a material violation of any of the terms or requirements of, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by Check-Cap or its Subsidiary or that otherwise relates to the business of Check-Cap, or any of the assets owned, leased or used by Check-Cap;

(iv) contravene, conflict with or result in a material violation or breach of, or result in a default under, any provision of any Check-Cap Material Contract, or give any Person the right to: (A) declare a default or exercise any remedy under any Check-Cap Material Contract, (B) any material payment, rebate, chargeback, penalty or change in delivery schedule under any Check-Cap Material Contract, (C) accelerate the maturity or performance of any Check-Cap Material Contract or (D) cancel, terminate or modify any term of any Check-Cap Material Contract, except in the case of any non-material breach, default, penalty or modification; or

(v) result in the imposition or creation of any material Encumbrance upon or with respect to any asset owned or used by Check-Cap or its Subsidiary (except for Permitted Encumbrances).

(b) Except for (i) any Consent set forth on Section 5.5 of the Check-Cap Disclosure Schedule under any Check-Cap Contract, (ii) the Check-Cap Shareholder Transaction Approval, (iii) the Check-Cap Shareholder

Nasdaq Reverse Split Approval, (iv) the filing of the Israeli Merger Proposal and merger notice with the Israeli Registrar and all such other notices or filings required under the ICL with respect to the consummation of the Israeli Merger and the issuance of the Certificate of Israeli Merger by the Israeli Registrar, (v) the submission to the IIA of the IIA Notice, (vi) any filings as may be required under the rules and regulations of Nasdaq, (vii) the filing of the Proxy Statement as a Form 6-K with the SEC, (viii) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities Laws, (ix) any required filings under any applicable Antitrust Law, to the extent applicable (collectively, the “Check-Cap Required Approvals”) and (x) where the failure to obtain such Consents, or to make such filings with or give notifications to, any Person, would not reasonably be expected to have, individually or in the aggregate, a Check-Cap Material Adverse Effect, neither Check-Cap nor its Subsidiary were, are or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (A) the execution, delivery or performance of this Agreement or (B) the consummation of the Transactions to which it is a party.

5.6 Capitalization.

(a) The authorized capital shares of Check-Cap consists of 18,000,000 Check-Cap Ordinary Shares, of which 5,849,779 shares have been issued and are outstanding as of the close of the Business Day immediately preceding the date of this Agreement (the “Capitalization Date”). Check-Cap does not hold any of its capital shares in its treasury.

(b) All of the outstanding Check-Cap Ordinary Shares have been duly authorized and validly issued, and are fully paid and nonassessable and are free of any Encumbrances. All shares and securities owned by Check-Cap in its Subsidiary as set out in Section 5.6(b) of the Check-Cap Disclosure Schedule are duly authorized, validly issued, fully paid and nonassessable, have not been issued in violation of any preemptive or similar rights, and are owned by Check-Cap free and clear of all Encumbrances, other than transfer restrictions under applicable securities laws and the Organizational Documents of such Subsidiary. None of the outstanding Check-Cap Ordinary Shares or any of the securities of Check-Cap’s Subsidiary is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right. None of the outstanding Check-Cap Ordinary Shares is subject to any right of first refusal in favor of Check-Cap. Except as set forth on Section 5.6(b) of the Check-Cap Disclosure Schedule and contemplated herein, there is no Check-Cap Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any Check-Cap Ordinary Shares. Except as set forth on Section 5.6(b) of the Check-Cap Disclosure Schedule, neither Check-Cap nor its Subsidiary is under any obligation, nor is either Check-Cap or its Subsidiary bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding Check-Cap Ordinary Shares or other securities or securities of Check-Cap’s Subsidiary, as applicable. Section 5.6(b) of the Check-Cap Disclosure Schedule accurately and completely describes all repurchase rights held by Check-Cap with respect to Check-Cap Ordinary Shares (including shares issued pursuant to the exercise of stock options) and specifies which of those repurchase rights are currently exercisable.

(c) Except for the Check-Cap Stock Plans or as set forth on Section 5.6(c) of the Check-Cap Disclosure Schedule, neither Check-Cap nor its Subsidiary has any stock option or equity incentive plan or other plan, program, agreement or arrangement providing for any equity or equity-based compensation for any Person. As of the Capitalization Date, Check-Cap had reserved 250,414 Check-Cap Ordinary Shares for issuance under the Check-Cap Stock Plans, of which 16,419 shares had been issued upon exercise of Check-Cap Options and settlement of Check-Cap RSUs granted under the Check-Cap Stock Plans and are currently outstanding, 178,257 shares have been reserved for issuance upon exercise of outstanding Check-Cap Options or settlement of outstanding and unvested Check-Cap RSUs granted under the Check-Cap Stock Plans, and 55,738 shares remain available for future issuance pursuant to the Check-Cap Stock Plans. Section 5.6(c) of the Check-Cap Disclosure Schedule sets forth the following information with respect to each Check-Cap Option and each Check-Cap RSU outstanding as of the date of this Agreement, as applicable: (i) the name of the holder, (ii) the number of

Check-Cap Ordinary Shares subject to such Check-Cap Option or Check-Cap RSU at the time of grant and as of the date of this Agreement, (iii) the exercise price of any such Check-Cap Option, (iv) the date on which such Check-Cap Option or Check-Cap RSU was granted, (v) the applicable vesting schedule, including any acceleration provisions, and the number of vested and unvested shares subject to such Check-Cap Option or Check-Cap RSU as of the date of this Agreement, (vi) the expiration date of such Check-Cap Option (and, if applicable, such Check-Cap RSU) and (vii) whether such Check-Cap Option is intended to be an “incentive stock option” (as defined in the Code) or a non-qualified stock option. Check-Cap has made available to Keystone an accurate and complete copy of the Check-Cap Stock Plans, forms of all award agreements evidencing outstanding Equity Awards thereunder, any equity award agreements that differ in any material respect from the forms of award agreements of the Check-Cap Stock Plans and any amendments thereto.

(d) Except for the outstanding Check-Cap Options, Check-Cap RSUs and Check-Cap Warrants, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of Check-Cap or its Subsidiary, (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of Check-Cap or its Subsidiary, (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which Check-Cap or its Subsidiary is or may become obligated to sell or otherwise issue any of its share capital or any other securities or (iv) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any share capital or other securities of Check-Cap or its Subsidiary. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to Check-Cap or its Subsidiary.

(e) All outstanding Check-Cap Ordinary Shares, Check-Cap Options, Check-Cap RSUs, Check-Cap Warrants and other securities of Check-Cap and its Subsidiary have been issued and granted in material compliance with (i) all applicable securities Laws and other applicable Law, (ii) all requirements set forth in applicable Contracts and (iii) the Organizational Documents of the applicable issuing entity.

(f) With respect to Check-Cap Options and Check-Cap RSUs, (i) each grant was duly authorized no later than the date on which the grant of such Check-Cap Option or Check-Cap RSU was by its terms to be effective (the “Check-Cap Grant Date”) by all necessary corporate action and (ii) each Check-Cap Option or Check-Cap RSU grant was made in all material respects under and in accordance with the terms of the applicable Check-Cap Stock Plan.

(g) Neither Check-Cap nor to the Knowledge of Check-Cap, any of its officers, directors or affiliates has taken, directly or indirectly, any action designed or intended to stabilize or manipulate the price of any security of Check-Cap, or which caused or resulted in stabilization or manipulation of the price of any security of Check-Cap. In addition, subject to obtaining the ISA No-Action Letter, Check-Cap has not engaged in any form of solicitation, advertising or other action constituting an offer or a sale under the Israeli Securities Law in connection with the Transactions which would require Check-Cap to publish a prospectus in the State of Israel under the Laws of the State of Israel. All grants and issuances of Check-Cap securities were made in compliance with the Israeli Securities Law and the ICL.

(h) No Check-Cap Options, Check-Cap RSUs or Check-Cap Warrants will vest or accelerate in connection with the Transactions.

5.7 SEC Filings; Financial Statements.

(a) Check-Cap has filed or furnished, as applicable, on a timely basis all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC under the Exchange Act or the Securities Act since July 1, 2021 (the “Check-Cap SEC Documents”). As of the time it was filed or furnished with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), each of the Check-Cap SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be) and, to the Knowledge of Check-Cap, as of the time they were filed or furnished, none of the Check-Cap SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The certifications and statements required by (i) Rule 13a-14 under the Exchange Act and (ii) 18 U.S.C. §1350 (Section 906 of the Sarbanes-Oxley Act) relating to the Check-Cap SEC Documents (collectively, the “Certifications”) are accurate and complete and comply as to form and content with all applicable Laws and no current or former principal executive officer or principal financial officer of Check-Cap has failed to make the Certifications required of him or her. As used in this Section 5.7, the term “file” and variations thereof shall be broadly construed to include any manner in which a document or information is provided, supplied or otherwise made available to the SEC.

(b) The financial statements (including any related notes) contained or incorporated by reference in the Check-Cap SEC Documents: (i) complied as of their respective dates of filing as to form in all material respects with the published rules and regulations of the SEC applicable thereto, (ii) were prepared in accordance with GAAP (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, as permitted by Form 20-F of the SEC, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount) applied on a consistent basis unless otherwise noted therein throughout the periods indicated and (iii) fairly present, in all material respects, the financial position of Check-Cap and its Subsidiary as of the respective dates thereof and the results of operations and cash flows of Check-Cap and its Subsidiary for the periods covered thereby. Other than as expressly disclosed in the Check-Cap SEC Documents filed prior to the date hereof, there has been no material change in Check-Cap’s accounting methods or principles that would be required to be disclosed in Check-Cap’s financial statements in accordance with GAAP. The books of account and other financial records of Check-Cap and its Subsidiary are accurate and complete in all material respects.

(c) Check-Cap’s auditor has at all times since July 1, 2021 been: (i) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act), (ii) to the Knowledge of Check-Cap, “independent” with respect to Check-Cap within the meaning of Regulation S-X under the Exchange Act and (iii) to the Knowledge of Check-Cap, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the rules and regulations promulgated by the SEC and the Public Company Accounting Oversight Board thereunder.

(d) Since July 1, 2021, there have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, or general counsel of Check-Cap, the Check-Cap Board or any committee thereof, other than ordinary course audits or reviews of accounting policies and practices or internal controls required by the Sarbanes-Oxley Act. Since July 1, 2021, neither Check-Cap nor its independent auditors have identified (i) any significant deficiency or material weakness in the design or operation of the system of internal accounting controls utilized by Check-Cap and its Subsidiary, (ii) any fraud, whether or not material, that involves Check-Cap, its Subsidiary, Check-Cap’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Check-Cap and its Subsidiary or (iii) any claim or allegation whether written or oral regarding any of the foregoing.

(e) Except as set forth on Section 5.7(e) of the Check-Cap Disclosure Schedule, Check-Cap is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the applicable listing and governance rules and regulations of Nasdaq.

(f) Except as set forth on Section 5.7(f) of the Check-Cap Disclosure Schedule, Check-Cap maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

(g) Check-Cap’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by Check-Cap in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Check-Cap’s management as appropriate to allow timely decisions regarding required disclosure and to make the Certifications.

5.8 Absence of Changes. Except as set forth on Section 5.8 of the Check-Cap Disclosure Schedule, between December 31, 2022 and the date of this Agreement, Check-Cap has conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been any (a) Check-Cap Material Adverse Effect or (b) action, event or occurrence that would have required consent of Keystone pursuant to Section 7.1(b) of this Agreement had such action, event or occurrence taken place after the execution and delivery of this Agreement.

5.9 Absence of Undisclosed Liabilities. Neither Check-Cap nor its Subsidiary have any Liability of a type required to be reflected or reserved for on a balance sheet prepared in accordance with GAAP, except for: (a) Liabilities disclosed, reflected or reserved against in the Check-Cap Unaudited Interim Balance Sheet, (b) normal and recurring current Liabilities that have been incurred by Check-Cap or its Subsidiary since the date of the Check-Cap Unaudited Interim Balance Sheet in the Ordinary Course of Business (none of which relates to any breach of contract, breach of warranty, tort, infringement, or violation of Law), (c) Liabilities for performance of obligations of Check-Cap or its Subsidiary under Check-Cap Contracts, (d) Liabilities incurred in connection with the Check-Cap Legacy Transaction or the Transactions and (e) Liabilities described in Section 5.9 of the Check-Cap Disclosure Schedule.

5.10 Title to Assets. Each of Check-Cap and its Subsidiary owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or assets and equipment used or held for use in its business or operations or purported to be owned by it, including: (a) all assets reflected on the Check-Cap Unaudited Interim Balance Sheet and (b) all other assets reflected in the books and records of Check-Cap or its Subsidiary as being owned by Check-Cap or its Subsidiary. All of such assets are owned or, in the case of leased assets, leased by Check-Cap or its Subsidiary free and clear of any Encumbrances, other than Permitted Encumbrances.

5.11 Real Property; Leasehold. Neither Check-Cap nor its Subsidiary own or has ever owned any real property. Check-Cap has made available to Keystone (a) an accurate and complete list of all real properties with respect to which Check-Cap directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by Check-Cap or its Subsidiary and (b) copies of all leases under which any such real property is possessed (the “Check-Cap Real Estate Leases”), each of which is in full force and effect, with no existing material default thereunder.

5.12 Intellectual Property.

(a) Section 5.12(a) of the Check-Cap Disclosure Schedule sets forth an accurate and complete list of all Check-Cap Registered IP.

(b) Section 5.12(b) of the Check-Cap Disclosure Schedule accurately identifies (i) all material Check-Cap Contracts pursuant to which Check-Cap IP Rights are licensed to Check-Cap or its Subsidiary (other than (A) any non-modified, commercially available software that is so licensed solely in executable or object code form pursuant to a non-exclusive, internal use software license with annual and replacement fees of less than $50,000 per license, (B) any Intellectual Property licensed on a non-exclusive basis ancillary to the purchase or use of equipment, reagents or other materials, (C) any confidential information provided under confidentiality agreements and (D) agreements between Check-Cap and its employees in Check-Cap’s standard form thereof), and (ii) any licenses granted to Check-Cap or its Subsidiary on an exclusive basis.

(c) Section 5.12(c) of the Check-Cap Disclosure Schedule accurately identifies each Check-Cap Contract pursuant to which any Person has been granted any license or covenant not to sue under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any Check-Cap IP Rights (other than (i) any confidential information provided under confidentiality agreements, and (ii) any Check-Cap IP Rights licensed to academic collaborators, suppliers, resellers, distributors or service providers for the sole purpose of enabling such academic collaborator, supplier resellers, distributors or service providers to provide services for Check-Cap’s benefit).

(d) Neither Check-Cap nor its Subsidiary is bound by, and no Check-Cap IP Rights are subject to, any Contract containing any covenant or other provision that in any way limits or restricts the ability of Check-Cap or its Subsidiary to assert or enforce any Check-Cap IP Rights anywhere in the world.

(e) Check-Cap or its Subsidiary exclusively owns all right, title, and interest to and in Check-Cap IP Rights (other than (i) Check-Cap IP Rights exclusively and non-exclusively licensed to Check-Cap or its Subsidiary, or co-owned rights with third parties, (ii) any non-customized software that is licensed to Check-Cap or its Subsidiary and other Intellectual Property associated with such software and (iii) any Intellectual Property licensed on a non-exclusive basis ancillary to the purchase or use of equipment, reagents or other materials), in each case, free and clear of any Encumbrances (other than Permitted Encumbrances)). Without limiting the generality of the foregoing:

(i) All documents and instruments necessary to register or apply for or renew registration of Check-Cap Registered IP have been validly executed, delivered, and filed in a timely manner with the appropriate Governmental Authority.

(ii) To the Knowledge of Check-Cap, no current or former stockholder, officer, director, or employee of Check-Cap or its Subsidiary has any claim, right (whether or not currently exercisable), or interest to or in any Check-Cap IP Rights purported to be owned by Check-Cap or its Subsidiary. To the Knowledge of Check-Cap, no employee of Check-Cap or any or its Subsidiary is (a) bound by or otherwise subject to any Contract restricting him or her from performing his or her duties for Check-Cap or its Subsidiary or (b) in breach of any Contract with any former employer or other Person concerning Check-Cap IP Rights purported to be owned by Check-Cap or confidentiality provisions protecting trade secrets and confidential information comprising Check-Cap IP Rights purported to be owned by Check-Cap.

(iii) No funding, facilities, or personnel of any Governmental Authority were used, directly or indirectly, to develop or create, in whole or in part, any Check-Cap IP Rights in which Check-Cap or its Subsidiary has an ownership interest.

(iv) Each of Check-Cap and its Subsidiary (i) has taken reasonable steps to maintain the confidentiality of and otherwise protect and enforce its rights in all proprietary information that Check-Cap or its Subsidiary holds, or purports to hold, as confidential or a trade secret and (ii) has not disclosed any trade secrets or other confidential information that are material to the business of Check-Cap and its Subsidiary as presently conducted to any Person other than pursuant to a written confidentiality agreement pursuant to which such Person agrees to protect such confidential information.

(v) The Check-Cap IP Rights constitute all Intellectual Property necessary for Check-Cap and its Subsidiary to conduct its business as currently conducted and planned to be conducted.

(f) Check-Cap has delivered or made available to Keystone, a complete and accurate copy of all Check-Cap IP Rights Agreements. With respect to each of Check-Cap IP Rights Agreements: (i) Check-Cap has not received any written notice of termination or cancellation under such agreement, or received any written notice of material breach or default under such agreement, which breach has not been cured or waived and (ii) neither Check-Cap nor its Subsidiary, and to the Knowledge of Check-Cap, no other party to any such agreement, is in breach or default thereof in any material respect.

(g) To the Knowledge of Check-Cap, the manufacture, marketing, license, sale, offering for sale, importation, use, intended use or other disposal of any Check-Cap’s or any of its Subsidiaries’ Products (i) does not materially violate any license or agreement between Keystone or its Subsidiaries and any third party and (ii) has not, in the past six (6) years, infringed or misappropriated and does not infringe or misappropriate any Intellectual Property rights of any other Person in any material respect. To the Knowledge of Check-Cap, no third party is infringing upon or misappropriating any Check-Cap IP Rights.

(h) As of the date of this Agreement, Check-Cap is not a party to any Legal Proceeding (including opposition, interference or other proceeding in any patent or other government office) contesting the validity, enforceability, claim construction, ownership or right to use, sell, offer for sale, license or dispose of any Check-Cap IP Rights. Neither Check-Cap nor its Subsidiary has received any written notice asserting that (A)(i) any Check-Cap Registered IP, (ii) the proposed use, sale, offer for sale, license or disposition of Check-Cap’s or any of its Subsidiaries’ or methods, or (iii) processes claimed or covered under the Check-Cap Registered IP, conflict with or infringe or misappropriate the rights of any other Person or (B) Check-Cap or its Subsidiary have otherwise infringed, misappropriated or otherwise violated any Intellectual Property of any Person. To Check-Cap’s knowledge, none of Check-Cap IP Rights is subject to any outstanding order of, judgment of, decree of or agreement with any Governmental Authority that limits the ability of Check-Cap to exploit any Check-Cap IP Rights.

(i) Each item of Check-Cap IP Rights that is Check-Cap Registered IP is and at all times has been filed and maintained in compliance with all applicable Law and all filings, payments, and other actions required to be made or taken to maintain such item of Check-Cap Registered IP in full force and effect have been made by the applicable deadline. All Check-Cap Registered IP that is issued or granted is subsisting and, to Check-Cap’s knowledge, enforceable.

(j) To the Knowledge of Check-Cap, no trademark (whether registered or unregistered) or trade name owned, used, or applied for by Check-Cap or its Subsidiary conflicts or interferes with any trademark (whether registered or unregistered) or trade name owned, used, or applied for by any other Person. None of the goodwill associated with or inherent in any trademark (whether registered or unregistered) in which Check-Cap or its Subsidiary has or purports to have an ownership interest has been impaired as determined by Check-Cap or its Subsidiary in accordance with GAAP.

(k) Except as set forth in the Contracts listed on Section 5.12(b) or 5.12(c) of the Check-Cap Disclosure Schedule or as contained in license, distribution and service agreements entered into in the Ordinary Course of Business by Check-Cap (i) neither Check-Cap nor its Subsidiary is bound by any Contract to indemnify, defend, hold harmless, or reimburse any other Person with respect to any Intellectual Property infringement, misappropriation, or similar claim which is material to Check-Cap and its Subsidiary taken as a whole and (ii) neither Check-Cap nor its Subsidiary has ever assumed, or agreed to discharge or otherwise take responsibility for, any existing or potential liability of another Person for infringement, misappropriation, or violation of any Intellectual Property right, which assumption, agreement or responsibility remains in force as of the date of this Agreement.

(l) Except as would not reasonably be expected to be material to Check-Cap and its Subsidiary, taken as a whole, since July 1, 2021, there have been no failures, breakdowns, continued substandard performance or to the Knowledge of Check-Cap, cyberattacks, viruses, other malware or other adverse events affecting the computer and manufacturing systems, or the manufacturing processes, of Check-Cap or its Subsidiary.

5.13 Privacy and Data Security. Check-Cap and its Subsidiary have complied in all material respects with all applicable Privacy Laws and the applicable terms of any Check-Cap Contracts relating to privacy, security, collection, transfer or use of Personal Information of any individuals (including clinical trial participants, patients, physicians and other health care professionals, clinical trial investigators and researchers) that interact with Check-Cap and its Subsidiary in connection with the operation of Check-Cap’s and its

Subsidiary’s business. Check-Cap and its Subsidiary have implemented and maintain reasonable written Privacy Policies and have complied in all material respects with the same. As of the date hereof, no claims have been asserted or threatened in writing against Check-Cap or its Subsidiary by any Person alleging a violation of Privacy Laws, Privacy Policies and/or the applicable terms of any Check-Cap Contracts relating to privacy, security, collection or use of Personal Information of any individuals. To the Knowledge of Check-Cap, there have been no data security incidents, data breaches or other adverse events or incidents related to the unauthorized access, use or processing of Personal Information or Check-Cap data in the custody or control of Check-Cap or its Subsidiary, in each case where such incident, breach or event would result in a notification obligation to any Person under applicable Law or pursuant to the terms of any Check-Cap Contract. Neither Check-Cap nor its Subsidiary has received written notice, or, to the Knowledge of Check-Cap, been subject to any audits, proceedings or investigations by any Governmental Authority or any customer, or received any material written claims or complaints regarding the collection, dissemination, storage or use of Personal Information, and, to the Knowledge of Check-Cap, there is no reasonable basis for the same.

5.14 Agreements, Contracts and Commitments. Section 5.14 of the Check-Cap Disclosure Schedule identifies each Check-Cap Contract that is in effect as of the date of this Agreement and is (a) a material contract as defined in Item 601(b)(10) of Regulation S-K as promulgated under the Securities Act, (b) a Contract to which Check-Cap is a party or by which any of its assets and properties is currently bound, which, pursuant to the express terms thereof, require annual obligations of payment by, or annual payments to, Check-Cap in excess of $250,000, or (c) a Contract disclosed in or required to be disclosed in Section 5.12(b) or Section 5.12(c) of the Check-Cap Disclosure Schedule. Check-Cap has delivered or made available to Keystone accurate and complete copies of all Contracts to which Check-Cap or its Subsidiary are a party or by which it is bound of the type described in clauses (a)-(c) of the immediately preceding sentence (any such Contract, a “Check-Cap Material Contract”), including all amendments thereto. Check-Cap has not nor, to the Knowledge of Check-Cap as of the date of this Agreement, has any other party to a Check-Cap Material Contract, breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of any Check-Cap Material Contract in such manner as would permit any other party to cancel or terminate any such Check-Cap Material Contract, or would permit any other party to seek damages which would reasonably be expected to have a Check-Cap Material Adverse Effect. As to Check-Cap and its Subsidiary, as of the date of this Agreement, each Check-Cap Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions.

5.15 Compliance; Permits; Restrictions.

(a) Except as set forth on Section 5.15(a) of the Check-Cap Disclosure Schedule, Check-Cap and its Subsidiary are, and since July 1, 2021 have been, in material compliance with all applicable Laws. No investigation, claim, suit, proceeding, audit, Order, or other Legal Proceeding or action by any Governmental Authority is pending or, to the Knowledge of Check-Cap, threatened against Check-Cap or its Subsidiary. There is no agreement or Order binding upon Check-Cap or its Subsidiary which (i) has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Check-Cap or its Subsidiary, any acquisition of material property by Check-Cap or its Subsidiary or the conduct of business by Check-Cap or its Subsidiary as currently conducted, (ii) is reasonably likely to have a material adverse effect on Check-Cap’s ability to comply with or perform any covenant or obligation under this Agreement or (iii) is reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with the Transactions.

(b) Check-Cap and its Subsidiary hold all required Governmental Authorizations which are material to the operation of the business of Check-Cap and its Subsidiary as currently conducted (the “Check-Cap Permits”). Section 5.15(b) of the Check-Cap Disclosure Schedule identifies each Check-Cap Permit. Each of Check-Cap and its Subsidiary are in material compliance with the terms of the Check-Cap Permits. No Legal Proceeding is pending or, to the Knowledge of Check-Cap, threatened in writing, which seeks to revoke, substantially limit, suspend, or materially modify any Check-Cap Permit.

5.16 Legal Proceedings; Orders.

(a) Except as set forth in Section 5.16(a) of the Check-Cap Disclosure Schedule, there is no pending Legal Proceeding and, to the Knowledge of Check-Cap, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves Check-Cap or its Subsidiary or any Check-Cap Associate or former employee, independent contractor, officer or director of Check-Cap or its Subsidiary (in his or her capacity as such) or any of the material assets owned or used by Check-Cap or its Subsidiary or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Transactions.

(b) There is no Order to which Check-Cap or its Subsidiary, or any of the material assets owned or used by Check-Cap or its Subsidiary is subject. To the Knowledge of Check-Cap, no officer or other Key Employee of Check-Cap or its Subsidiary is subject to any Order that prohibits such officer or employee from engaging in or continuing any conduct, activity or practice relating to the business of Check-Cap or its Subsidiary or to any material assets owned or used by Check-Cap or its Subsidiary.

(c) There is no Legal Proceeding initiated by Check-Cap or its Subsidiary currently pending or which Check-Cap or its Subsidiary currently intends to initiate.

5.17 Tax Matters.

(a) Each of Check-Cap and its Subsidiary has timely filed all income Tax Returns and other material Tax Returns that they were required to file under applicable Law. All such Tax Returns are true, correct and complete and accurate in all material respects and have been prepared in material compliance with all applicable Laws. No claim has ever been made by a Governmental Authority in a jurisdiction where Check-Cap or its Subsidiary does not file Tax Returns that Check-Cap or its Subsidiary is subject to taxation by that jurisdiction.

(b) All material Taxes due and owing by Check-Cap and its Subsidiary (whether or not shown on any Tax Return) have been timely paid and appropriately reserved on their balance sheet for all Taxes that are not yet due and payable (whether or not shown on any Tax Return). Since the date of the Check-Cap Unaudited Interim Balance Sheet, neither Check-Cap nor its Subsidiary have incurred any material Liability for Taxes outside the Ordinary Course of Business or otherwise inconsistent with past custom and practice. In addition, Check-Cap and its Subsidiary are in compliance with, and their records contain all information and documents necessary in all material respects to comply with (including all documents and records likely to be needed to defend any challenge by any Governmental Authority to the transfer pricing of any transactions conducted by Check-Cap and its Subsidiary), all applicable information reporting and withholding requirements under all applicable Laws and Check-Cap and its Subsidiary have maintained, and still maintain, all required records with respect thereto.

(c) Each of Check-Cap and its Subsidiary have withheld or collected and timely paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party under any applicable Laws.

(d) There are no Encumbrances for material Taxes (other than Taxes not yet due and payable or for Taxes that are being contested in good faith, in each case, for which adequate reserves have been established in accordance with GAAP) upon any of the assets of Check-Cap or its Subsidiary.

(e) No deficiencies for material Taxes with respect to Check-Cap or its Subsidiary have been claimed, proposed or assessed by any Governmental Authority in writing. There are no pending (or, based on written notice, threatened) material audits, assessments, disputes or other actions for or relating to any liability in respect of Taxes of Check-Cap or its Subsidiary. Neither Check-Cap nor its Subsidiary (or any of their predecessors) has waived any statute of limitations in respect of material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency and neither Check-Cap nor its Subsidiary have received any written request from a Governmental Authority to waive or extend any statute of limitations in respect of Taxes.

(f) Neither Check-Cap nor its Subsidiary has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code in the last five years, or is a real property corporation (Igud Mekarke’in) within the meaning of this term under Section 1 of the Israeli Land Taxation Law (Appreciation and Acquisition), 5723-1963 at any time since their incorporation.

(g) Each of Check-Cap and its Subsidiary is duly registered for the purposes of VAT, if such registration is required by Law, and has complied in all material respects with all requirements concerning VAT including with respect to the timely filing of complete and correct VAT returns. Check-Cap and its Subsidiary (i) have not made any material exempt transactions (as defined in the Israel Value Added Tax Law of 1975) and there are no circumstances by reason of which they might not be entitled to full credit of all VAT chargeable or paid on inputs, supplies, and other transactions and imports made by it, (ii) have collected and timely remitted in all material aspects to the relevant Tax authority all output VAT which it is required to collect and remit under any applicable Laws, and (iii) have not received a material refund for input VAT for which it is not entitled under any applicable Laws.

(h) Other than as expressly disclosed in the Check-Cap SEC Documents filed prior to the date hereof, each of Check-Cap and its Subsidiary has never made any election to be treated or claimed any benefits as a “Beneficial Enterprise” (Mifaal Mutav) or “Approved Enterprise” (Mifaal Meushar) or otherwise nor did it take any position of being a “Preferred Enterprise” (Mifaal Muadaf) or “Preferred Technological Enterprise” or otherwise under the Law for Encouragement of Capital Investments, 1959, and there are no royalties, fees, repayments or other amounts due or payable by Check-Cap and its Subsidiary to any Governmental Authority with respect to any of the foregoing. No prior approval of any Governmental Authority related to Tax is required in order to consummate the Transactions, or to preserve entitlement of Check-Cap and its Subsidiary to any such incentive subsidy or benefit.

(i) Neither Check-Cap nor its Subsidiary owns any material interest in any controlled foreign corporation pursuant to Section 75B of the Israeli Income Tax Ordinance, or other entity the income of which is required to be included in the income of Check-Cap or its Subsidiary.

(j) Neither Check-Cap nor its Subsidiary is subject to any restrictions or limitations pursuant to Part E2 of the Israeli Income Tax Ordinance or pursuant to any Tax ruling made with reference to the provisions of Part E2 of the Israeli Income Tax Ordinance, except as a result of any Tax ruling that has been obtained in connection with the transactions contemplated by this Agreement.

(k) Each of Check-Cap and its Subsidiary is and has been in compliance in all material respects with all applicable transfer pricing Laws, including the execution and maintenance of contemporaneous documentation substantiating the transfer pricing practice and methodology.

(l) Neither Check-Cap nor its Subsidiary is a party to any Tax allocation, Tax sharing or similar agreement (including indemnity arrangements), other than customary indemnification provisions in commercial contracts entered into in the Ordinary Course of Business with vendors, customers, lenders, or landlords.

(m) Neither Check-Cap nor its Subsidiary has entered into a cost sharing arrangement to share research and development costs and rights to any developed Intellectual Property. No non-Israeli subsidiary of Check-Cap owns any Intellectual Property, including any economic or commercialization rights to Intellectual Property.

(n) Check-Cap and its Subsidiary have made available to Keystone complete copies of (i) all material Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by Check-Cap for all taxable periods for which the applicable statute of limitation has not yet expired (ii) any audit report issued with respect to or relating to any Taxes due from or with respect to Check-Cap and its Subsidiary, (iii) any closing or settlement agreements entered into by or with respect to Check-Cap and its Subsidiary, with any Governmental

Authority, (iv) all Tax opinions, memoranda and similar documents addressing Tax matters or Tax positions of Check-Cap and its Subsidiary, and (v) all material written communications to, or received by Check-Cap and its Subsidiary from any Governmental Authority including Tax rulings and Tax decisions.

(o) Check-Cap and its Subsidiary do not and have never participated or engaged in any transaction listed in Section 131(g) of the Israeli Income Tax Ordinance and the Israeli Income Tax Laws (Reportable Tax Planning), 5767-2006 promulgated thereunder nor are they subject to reporting obligations under Sections 131D or 131E of the Israeli Income Tax Ordinance or similar provisions under the Israel Value Added Tax law of 1975 and have never obtained a legal or tax opinion that is subject to reporting under Section 131D of the Israeli Income Tax Ordinance or similar provisions under the Israel Value Added Tax Law of 1975.

(p) Check-Cap and its Subsidiary use the accrual method of accounting for income tax purposes.

(q) Neither Check-Cap nor its Subsidiary has ever been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is Check-Cap). Neither Check-Cap nor its Subsidiary have any material Liability for the Taxes of any Person (other than Check-Cap or its Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign Law) or as a transferee or successor.

(r) Neither Check-Cap nor its Subsidiary has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code.

(s) Neither Check-Cap nor its Subsidiary has entered into any transaction identified as a “listed transaction” for purposes of Treasury Regulations Sections 1.6011-4(b)(2) or 301.6111-2(b)(2).

(t) No statute of limitations in respect of the assessment or collection of any Taxes of Check-Cap or its Subsidiary has been waived or extended, which waiver or extension is in effect and Check-Cap or its Subsidiary is not presently contesting the Tax liability before any Governmental Authority.

(u) There is no outstanding power of attorney from Check-Cap or its Subsidiary authorizing anyone to act on behalf of Check-Cap or its Subsidiary in connection with any Tax, Tax Return or action relating to any Tax or Tax Return of Check-Cap.

(v) Neither Check-Cap nor its Subsidiary will be required to include any item of income or exclude any item of deduction for any taxable period (or a portion thereof) ending after the Closing Date as a result of any of the following that occurred or existed on or prior to the Closing Date: (i) a “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law), (ii) an installment sale or open transaction, (iii) a prepaid amount, (iv) an intercompany item under United States Treasury regulations Section 1.1502-13 or an excess loss account under United States Treasury regulations Section 1.1502-19, (v) a change in the accounting method of Check-Cap pursuant to Section 481 of the Code or any similar provision of the Code or the corresponding tax Laws of any nation, state or locality or the use of a method of accounting with respect to any transaction that occurred on or before the Closing Date; or (vi) any inclusion under Section 951(a) or Section 951A of the Code attributable to (A) “subpart F income,” within the meaning of Section 952 of the Code, (B) direct or indirect holding of “United States property,” within the meaning of Section 956 of the Code, (C) “global intangible low-taxed income,” as defined in Section 951A of the Code, in each case, determined as if the relevant taxable years ended on the Closing Date or (D) any inclusion under Section 965 of the Code.

(w) Check-Cap and its Subsidiary have not made an election to defer any Taxes under Section 2302 of the CARES Act or IRS Notice 2020-65, or any similar election under state or local Law. Check-Cap has properly complied with all applicable Laws and duly accounted for any available Tax credits under Sections 7001 through 7005 of the Families First Coronavirus Response Act for 2020 (or any similar election under state, local or non-U.S. Law) and Section 2301 of the CARES Act (or any similar election under state, local or non-U.S. Law).

(x) To the Knowledge of Check-Cap, there are no facts or circumstances that could reasonably be expected to prevent the Mergers from qualifying for the Intended U.S. Tax Treatment.

(y) Each Check-Cap Stock Plan is intended to qualify as a capital gains route plan under Section 102(b)(2) or 102(b)(3) of the Israeli Income Tax Ordinance and has received a favorable determination or approval letter from, or is otherwise approved by, or deemed approved by passage of time without objection by, the ITA. All Section 102 Awards which were issued under the Check-Cap Stock Plans were and are currently in compliance with the requirements of Section 102, any regulation promulgated thereunder, and the written requirements and guidance of the ITA, including without limitation, the filing of the necessary documents with the ITA, the appointment of an authorized trustee to hold the Section 102 Awards, and the due deposit of such Section 102 Awards with such trustee pursuant to the terms of Section 102 of the Israeli Income Tax Ordinance, and applicable regulations and rules and the guidance published by the ITA on July 24, 2012 and clarification dated November 6, 2012, as applicable.

(z) To the Knowledge of Check-Cap, no Check-Cap Shareholder (i) has any current plan or intention to dispose of or otherwise transfer the shares of PubCo Common Stock following Closing or (ii) is currently under any binding agreement to dispose of or otherwise transfer the shares of PubCo Common Stock following Closing.

5.18 Employee and Labor Matters; Benefit Plans.

(a) Except as set forth on Section 5.18(a) of the Check-Cap Disclosure Schedule, the employment of each of Check-Cap’s and its Subsidiary’s employees is terminable by Check-Cap or the Subsidiary at will or upon notice of no more than ninety (90) days. Check-Cap has made available to Keystone accurate and complete copies of all employee manuals and handbooks, disclosure materials, policy statements and other written materials relating to the employment of Check-Cap Associates to the extent currently effective and material, including a copy of the form of employment agreement used.

(b) Neither Check-Cap nor its Subsidiary is a party to, bound by, or has a duty to bargain under, any collective bargaining agreement or other Contract with a labor organization representing any of its employees, and there are no labor organizations representing or, to the Knowledge of Check-Cap, purporting to represent or seeking to represent any employees of Check-Cap or its Subsidiary.

(c) Section 5.18(c) of the Check-Cap Disclosure Schedule lists all material Check-Cap Employee Plans.

(d) Each Check-Cap Employee Plan that is intended to qualify under Section 401(a) of the Code is subject to a favorable determination or approval letter from the IRS upon which Check-Cap and its Subsidiary are entitled to rely with respect to such qualified status. To the Knowledge of Check-Cap, no event or omission has occurred that would cause any Check-Cap Employee Plan to lose such qualification or require corrective action to maintain such qualification.

(e) Each Check-Cap Employee Plan has been established, operated and administered in compliance, in all material respects, with its terms and all applicable Law, including the Code, ERISA, and the Affordable Care Act. No Check-Cap Employee Plan is, or within the past six (6) years has been, the subject of an application or filing under a government sponsored amnesty, voluntary compliance, or similar program, or been the subject of any self-correction under any such program. No Legal Proceeding (other than those relating to routine claims for benefits) is pending or, to the Knowledge of Check-Cap, threatened with respect to any Check-Cap Employee Plan. All payments and/or contributions required to have been made with respect to all Check-Cap Employee

Plans either have been made or have been accrued in accordance with the terms of the applicable Check-Cap Employee Plan and applicable Law. Check-Cap Employee Plans satisfy in all material respects the minimum coverage, affordability and non-discrimination requirements under the Code.

(f) No Check-Cap Employee Plan is or was, and neither Check-Cap nor any of its ERISA Affiliates has maintained, contributed to, or been required to contribute to or had any liability or obligation (including on account of any ERISA Affiliate and whether contingent or otherwise) in the past six (6) years with respect to (i) any employee benefit plan that is or was subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) any Multiemployer Plan, (iii) any funded welfare benefit plan within the meaning of Section 419 of the Code, (iv) any Multiple Employer Plan, or (v) any Multiple Employer Welfare Arrangement. Neither Check-Cap nor any of its ERISA Affiliates has ever incurred any liability under Title IV of ERISA that has not been paid in full.

(g) No Check-Cap Employee Plan provides, nor does Check-Cap or its Subsidiary have any obligation to provide any, health, death or any other non-pension benefits to any service provider beyond termination of service (other than as required by Part 6 of Subtitle B of Title I of ERISA or similar state Law or continuation coverage through the end of the month in which such termination occurs). No Check-Cap Employee Plan provides major medical health, dental, vision, life or long-term disability benefits that are not fully insured through an insurance contract.

(h) No non-exempt “prohibited transaction” (within the meaning of Section 406 of ERISA and Section 4975 of the Code) for any Check-Cap Employee Plan, and no reportable event, as defined in ERISA, has occurred in connection with the Check-Cap Employee Plan that, individually or in the aggregate, would result in material liability to Check-Cap or its Subsidiary. Neither Check-Cap, its Subsidiary nor any employee thereof, nor, to the Knowledge of Check-Cap, any trustee, administrator, other fiduciary or any other “party in interest” or “disqualified person” with respect to the Check-Cap Employee Plan, has engaged in a prohibited transaction which could result in a material Tax or penalty on Check-Cap or its Subsidiary under Section 4975 of the Code or Section 502(i) of ERISA.

(i) Check-Cap and each ERISA Affiliate has complied in all material respects with (i) the notice and continuation coverage requirements, and all other requirements, of Section 4980B of the Code and Parts 6 and 7 of Title I of ERISA, and the regulations thereunder, and (ii) the affordability and minimum essential coverage requirements, and all other requirements, of the Affordable Care Act, in each case, with respect to each Check-Cap Employee Plan that is a group health plan.

(j) No Check-Cap Employee Plan is subject to any Law of a foreign jurisdiction outside of the United States and Israel.

(k) Each Check-Cap Employee Plan that constitutes in any part a “nonqualified deferred compensation plan” (as such term is defined under Section 409A(d)(1) of the Code and the guidance thereunder) has been operated and maintained in all material respects in operational and documentary compliance with the requirements of Section 409A of the Code and the applicable guidance thereunder. No payment to be made under any Check-Cap Employee Plan is, or to the Knowledge of Check-Cap, will be subject to the penalties of Section 409A(a)(1) of the Code.

(l) Any transfer of property by Check-Cap or its Subsidiary which was subject to a substantial risk of forfeiture and which would otherwise have been subject to taxation under Section 83(a) of the Code is covered by a valid and timely filed election under Section 83(b) of the Code, and a copy of such election has been provided to Keystone.

(m) Check-Cap and its Subsidiary are in material compliance with all applicable Laws, rules and regulations respecting employment, employment practices, terms and conditions of employment, worker classification, tax withholding, prohibited discrimination, equal employment, fair employment practices, meal and rest periods, immigration status, employee safety and health, wages (including overtime wages), compensation, and hours of work, and in each case, with respect to the employees of Check-Cap: (i) has withheld and reported all material amounts required by Law or by Contract to be withheld and reported with respect to wages, salaries and other payments to employees, (ii) is not liable for any material arrears of wages, severance pay or any Taxes or any penalty for failure to comply with any of the foregoing and (iii) is not liable for any material payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the Ordinary Course of Business). Except as set forth on Section 5.18(m) of the Check-Cap Disclosure Schedule, there are no material actions, suits, claims, administrative matters or other Legal Proceedings pending or, to the Knowledge of Check-Cap, threatened against Check-Cap relating to any employee, employment Contract, Check-Cap Employee Plan (other than routine claims for benefits), privacy right, labor dispute, wages and hours, overtime and overtime payment, working during rest days, leave of absence, harassment, retaliation, employment statute or regulation, engaging employees through service providers in accordance with the Israeli Law for Strengthening the Enforcement of Labor Laws-2011, collective bargaining, civil rights, fringe benefits, employment practices and the collection, payment of withholding or social security taxes and any similar tax, safety, health or discrimination matter involving any Check-Cap Associate or former employee, independent contractor, officer or director of Check-Cap its Subsidiary, including charges of unfair labor practices or discrimination complaints.

(n) Neither Check-Cap nor its Subsidiary has any material liability with respect to any misclassification within the past three (3) years of: (i) any Person as an independent contractor rather than as an employee, (ii) any employee leased from another employer or (iii) any employee currently or formerly classified as exempt from overtime wages.

(o) Since July 1, 2021, there has not been, nor, to the Knowledge of Check-Cap, has there been any threat of, any strike, slowdown, work stoppage, lockout, job action, union organizing activity, question concerning representation or any similar activity or dispute, affecting Check-Cap or its Subsidiary. No event has occurred that to the Knowledge of Check-Cap or its Subsidiary, would be likely to give rise to any such strike, slowdown, work stoppage, lockout, job action, union organizing activity, question concerning representation or any similar activity or dispute.

5.19 Environmental Matters. Except as set forth on Section 5.19 of the Check-Cap Disclosure Schedule, since July 1, 2021, Check-Cap has complied with all applicable Environmental Laws, which compliance includes the possession by Check-Cap of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in compliance that, individually or in the aggregate, would not result in a Check-Cap Material Adverse Effect. Except as set forth on Section 5.19 of the Check-Cap Disclosure Schedule, Check-Cap has not received since July 1, 2021, any written notice or other communication (in writing or otherwise), whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that Check-Cap or its Subsidiary is not in compliance with any Environmental Law, and, to the Knowledge of Check-Cap, there are no circumstances that may prevent or interfere with Check-Cap’s or its Subsidiary’s compliance with any Environmental Law in the future, except where such failure to comply would not reasonably be expected to have a Check-Cap Material Adverse Effect. Except as set forth on Section 5.19 of the Check-Cap Disclosure Schedule, to the Knowledge of Check-Cap: (i) no current or prior owner of any property leased or controlled by Check-Cap or its Subsidiary has received since July 1, 2021, any written notice or other communication relating to property owned or leased at any time by Check-Cap or its Subsidiary, whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that such current or prior owner or Check-Cap or its Subsidiary is not in compliance with or violated any Environmental Law relating to such property and (ii) neither Check-Cap nor its Subsidiary has any material liability under any Environmental Law.

5.20 Insurance. Check-Cap has made available to Keystone accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of Check-Cap and its Subsidiary. Each of such insurance policies is in full force and effect in accordance with their terms, and Check-Cap and its Subsidiary are in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, since

July 1, 2021, neither Check-Cap nor its Subsidiary has received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy or (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. Check-Cap and its Subsidiary have provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending against Check-Cap or its Subsidiary for which Check-Cap or its Subsidiary have insurance coverage, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed Check-Cap or its Subsidiary of its intent to do so.

5.21 Financial Advisors. Except for Ladenburg Thalmann & Co. Inc., no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Check-Cap or its Subsidiary.

5.22 Transactions with Affiliates. Except as set forth in the Check-Cap SEC Documents filed prior to the date of this Agreement, since the date of Check-Cap’s annual report on Form 20-F for the year ended December 31, 2022, no event has occurred that would be required to be reported by Check-Cap pursuant to Item 7B of Form 20-F promulgated by the SEC. Check-Cap SEC Documents filed prior to the date of this Agreement describe any material transactions or relationships, since July 1, 2021, between, on one hand, Check-Cap or its Subsidiary and, on the other hand, any (a) executive officer or director of Check-Cap or its Subsidiary or any of such executive officer’s or director’s immediate family members, (b) owner of more than five percent (5%) of the voting power of the outstanding Check-Cap Ordinary Shares or (c) to the Knowledge of Check-Cap, any “related person” (within the meaning of Item 404 of Regulation S-K under the Securities Act) of any such officer, director or owner (other than Check-Cap or its Subsidiary) in the case of each of (a), (b) or (c) that is of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

5.23 Shell Status. Check-Cap is not (a) an issuer identified in Rule 144(i)(1) or of the Securities Act or (b) a shell company as defined in Rule 12b-2 of the Exchange Act (any of (a) and (b), a “Shell Company”).

5.24 Foreign Private Issuer. As of the date of this Agreement, Check-Cap is a “foreign private issuer” as such term is defined in the Exchange Act.

5.25 No Other Representations or Warranties. Check-Cap hereby acknowledges and agrees that, except for the representations and warranties contained in this Agreement, neither Keystone, PubCo, Merger Subs nor any of their Subsidiaries nor any other person on behalf of Keystone, PubCo, Merger Subs or their Subsidiaries makes any express or implied representation or warranty with respect to Keystone, PubCo, Merger Subs or their Subsidiaries with respect to any other information provided to Check-Cap, its Subsidiary or any of their respective Representatives or shareholders or any of their respective Affiliates in connection with the Transactions, and (subject to the express representations and warranties of Keystone set forth in Section 4 (in each case as qualified and limited by the Keystone Disclosure Schedule)) none of Check-Cap, its Subsidiary or any of their respective Representatives or shareholders has relied on any such information (including the accuracy or completeness thereof).

Section 6. REPRESENTATIONS AND WARRANTIES OF PUBCO AND THE MERGER SUBS.

Each of PubCo and the Merger Subs represents and warrants to Check-Cap as follows:

6.1 Due Organization; Subsidiaries.

(a) Each of PubCo and the Merger Subs is a corporation duly incorporated, validly existing and in good standing (to the extent applicable in such jurisdiction) under the Laws of the jurisdiction of its incorporation or organization and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted, (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used and (iii) to perform its obligations under all Contracts by which it is bound.

(b) Each of PubCo and the Merger Subs is licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Keystone Material Adverse Effect.

(c) Except for PubCo’s ownership of the capital stock of the Merger Subs, PubCo and the Merger Subs have no Subsidiaries and do not own any capital stock of, or any equity ownership or profit sharing interest of any nature in, or controls directly or indirectly, any other Entity. Neither PubCo nor any of the Merger Subs is or has otherwise been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity. Neither PubCo nor any of the Merger Subs has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. Neither PubCo nor any of the Merger Subs has, at any time, been a general partner of, or has otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

6.2 Organizational Documents. PubCo and the Merger Subs have delivered to Check-Cap accurate and complete copies of the Organizational Documents of PubCo and each of the Merger Subs. Neither PubCo nor any of the Merger Subs is in breach or violation of its Organizational Documents in any material respect.

6.3 Authority; Binding Nature of Agreement.

(a) Each of PubCo and the Merger Subs has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the Transactions to which it is a party. This Agreement has been duly executed and delivered by each of PubCo and the Merger Subs and, assuming the due authorization, execution and delivery by Check-Cap, constitutes the legal, valid and binding obligation of each of PubCo and the Merger Subs, enforceable against each of PubCo and the Merger Subs in accordance with its terms, subject to the Enforceability Exceptions.

(b) The PubCo Board (at meetings duly called and held or by written consent duly obtained) has unanimously: (i) determined that this Agreement and the Transactions are fair to, advisable and in the best interests of PubCo and Keystone, as its sole stockholder, (ii) approved and declared advisable the Mergers, this Agreement and the Transactions, and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that Keystone, as its sole stockholder, approve the Mergers, this Agreement and the Transactions.

(c) The Israeli Merger Sub Board (at meetings duly called and held or by written consent duly obtained) has unanimously: (i) determined that this Agreement and the Transactions to which it is a party are fair to, advisable and in the best interests of Israeli Merger Sub and PubCo, as its sole shareholder, (ii) approved and declared advisable the Israeli Merger, this Agreement and the Transactions to which it is a party, (iii) determined that considering the financial position of the merging entities, no reasonable concern exists that, as a result of the Israeli Merger, the Israeli Surviving Company will be unable to fulfill the obligations of Israeli Merger Sub to its creditors and (iv) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that PubCo, as the sole shareholder of Israeli Merger Sub, approve the Israeli Merger, this Agreement and the Transactions to which it is a party.

(d) The U.S. Merger Sub Board (at meetings duly called and held or by written consent duly obtained) has unanimously: (i) determined that this Agreement and the Transactions to which it is a party are fair to, advisable and in the best interests of U.S. Merger Sub and PubCo, as its sole stockholder, (ii) approved and declared advisable the U.S. Merger, this Agreement and the Transactions to which it is a party, and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that PubCo, as the sole stockholder of U.S. Merger Sub, approve the U.S. Merger, this Agreement and the Transactions to which it is a party.

6.4 Vote Required.

(a) The approval of Keystone as the sole stockholder of PubCo (the “PubCo Required Approval”) is the only approval of the holders of any class or series of PubCo’s capital stock necessary to approve and adopt the Mergers, this Agreement and the Transactions, including the approval of the PubCo Amended and Restated Organizational Documents.

(b) The approval of PubCo as the sole shareholder of Israeli Merger Sub (the “Israeli Merger Sub Shareholder Approval”) is the only approval of the holders of any class or series of Israeli Merger Sub’s share capital necessary to approve and adopt the Israeli Merger, this Agreement and the Transactions to which Israeli Merger Sub is a party.

(c) The approval of PubCo as the sole stockholder of U.S. Merger Sub (the “U.S. Merger Sub Required Approval”) is the only approval of the holders of any class or series of U.S. Merger Sub’s capital stock necessary to approve and adopt the U.S. Merger, this Agreement and the Transactions to which U.S. Merger Sub is a party.

6.5 Non-Contravention; Consents. Subject to compliance with any applicable Antitrust Law, obtaining the PubCo Required Approval, the Israeli Merger Sub Shareholder Approval, the U.S. Merger Sub Required Approval, and the filing of the Israeli Merger Proposal with the Israeli Registrar and all such other notices or filings required under the ICL with respect to the consummation of the Israeli Merger and the issuance of the Certificate of Israeli Merger by the Israeli Registrar, neither (i) the execution, delivery or performance of this Agreement by PubCo, Israeli Merger Sub or U.S. Merger Sub, nor (ii) the consummation of the Transactions, will directly or indirectly (with or without notice or lapse of time):

(i) contravene, conflict with or result in a violation of any of the provisions of the Organizational Documents of any of PubCo, Israeli Merger Sub or U.S. Merger Sub;

(ii) contravene, conflict with or result in a material violation of, or give any Governmental Authority or other Person the right to challenge the Transactions or to exercise any remedy or obtain any relief under, any Law or any Order to which any of PubCo, Israeli Merger Sub or U.S. Merger Sub, or any of the assets owned or used by any of PubCo, Israeli Merger Sub or U.S. Merger Sub, is subject;

(iii) contravene, conflict with or result in a material violation of any of the terms or requirements of, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by any of PubCo, Israeli Merger Sub or U.S. Merger Sub or that otherwise relates to the business of any of PubCo, Israeli Merger Sub or U.S. Merger Sub, or any of the assets owned, leased or used by PubCo, Israeli Merger Sub or U.S. Merger Sub;

(iv) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Contract to which PubCo, Israeli Merger Sub or U.S. Merger Sub is a party, or give any Person the right to: (A) declare a default or exercise any remedy under any such Contract, (B) any material payment, rebate, chargeback, penalty or change in delivery schedule under any such Contract, (C) accelerate the maturity or performance of any such Contract or (D) cancel, terminate or modify any term of any such Contract, except in the case of any non-material breach, default, penalty or modification; or

(v) result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by any of PubCo, Israeli Merger Sub or U.S. Merger Sub (except for Permitted Encumbrances).

6.6 Capitalization.

(a) The authorized capital stock of PubCo as of the date of this Agreement consists of 1,000 shares of common stock, par value $0.01 per share, all of which have been issued and are outstanding as of the date of this Agreement (the “PubCo Common Stock”). All of the issued and outstanding shares of PubCo Common Stock are, as of the date of this Agreement, and as of immediately prior to the U.S. Merger Effective Time will be, owned directly by Keystone. PubCo does not hold any shares of its capital stock in its treasury.

(b) The authorized share capital of Israeli Merger Sub as of the date of this Agreement consists of 100 ordinary shares, no par value, all of which have been issued and are outstanding as of the date of this Agreement (the “Israeli Merger Sub Ordinary Shares”). All of the issued and outstanding Israeli Merger Sub Ordinary Shares are, as of the date of this Agreement, and as of immediately prior to the Israeli Merger Effective Time will be, owned directly by PubCo. Israeli Merger Sub does not hold any of its share capital in its treasury.

(c) The authorized capital stock of U.S. Merger Sub as of the date of this Agreement consists of 1,000 shares of common stock, par value $0.01 per share, all of which have been issued and are outstanding as of the date of this Agreement (the “U.S. Merger Sub Common Stock”). All of the issued and outstanding shares of U.S. Merger Sub Common Stock are, as of the date of this Agreement, and as of immediately prior to the U.S. Merger Effective Time will be, owned directly by PubCo. U.S. Merger Sub does not hold any shares of its capital stock in its treasury.

(d) All of the outstanding shares of PubCo Common Stock, Israeli Merger Sub Ordinary Shares and U.S. Merger Sub Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable and are free of any Encumbrances. None of the outstanding shares of PubCo Common Stock, Israeli Merger Sub Ordinary Shares and U.S. Merger Sub Common Stock is entitled or subject to any preemptive right, right of participation, right of maintenance, right of first refusal or any similar right. Except as contemplated herein, there is no Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of PubCo Common Stock, Israeli Merger Sub Ordinary Shares and U.S. Merger Sub Common Stock. None of PubCo or the Merger Subs are under any obligation or bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of PubCo Common Stock, Israeli Merger Sub Ordinary Shares and U.S. Merger Sub Common Stock or other securities.

(e) All outstanding shares of PubCo Common Stock, Israeli Merger Sub Ordinary Shares and U.S. Merger Sub Common Stock have been issued and granted in material compliance with (i) all applicable securities Laws and other applicable Law and (ii) all requirements set forth in applicable Contracts.

6.7 No Prior Operations. PubCo and the Merger Subs were formed for the sole purposes of entering into this Agreement and the ancillary agreements to which they are party and engaging in the Transactions to which it is a party. Since the date of the PubCo Organizational Documents, the Israeli Merger Sub Organizational Documents and the U.S. Merger Sub Organizational Documents, as the case may be, each of PubCo and the Merger Subs has not, and will not prior to the Closing Date, have engaged, directly or indirectly, in any business or activities whatsoever, nor incurred any liabilities or entered into any agreements or arrangements with any Person, except in connection with this Agreement, the ancillary agreements or in furtherance of the Transactions.

6.8 Valid Issuance. The shares of PubCo Common Stock to be issued in connection with the Mergers have been validly authorized for issuance and will, when issued in accordance with the provisions of this Agreement, be validly issued, fully paid and nonassessable.

6.9 Tax Matters. To the Knowledge of PubCo and the Merger Subs, there is no plan or intention to liquidate the Israeli Surviving Company or the U.S. Surviving Corporation (including a liquidation for Tax purposes) following the Transactions.

Section 7. CERTAIN COVENANTS OF THE PARTIES.

7.1 Operation of Check-Cap’s Business.

(a) Except as expressly contemplated or permitted by this Agreement, as required by applicable Law or unless Keystone shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the period commencing on the date of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Section 10 and the Closing Date (the “Interim Period”), Check-Cap shall use commercially reasonable efforts to conduct its business and operations in the Ordinary Course of Business and in material compliance with all applicable Law and the requirements of all Contracts that constitute Check-Cap Material Contracts.

(b) Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth in Section 7.1(b) of the Check-Cap Disclosure Schedule, (iii) as required by applicable Law or (iv) with the prior written consent of Keystone (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Interim Period, Check-Cap shall not:

(i) other than for the Check-Cap Dividend, declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities (except for Check-Cap Ordinary Shares from terminated employees, directors or consultants of Check-Cap);

(ii) except as expressly required by this Agreement in contemplation of the Closing, amend any of its or its Subsidiaries’ Organizational Documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Transactions;

(iii) other than as required pursuant to any Check-Cap Employee Plan in effect as of the date of this Agreement or applicable Law, sell, issue, grant, pledge or otherwise dispose of or encumber or authorize the issuance of: (A) any capital stock or other security (except for Check-Cap Ordinary Shares issued upon the valid exercise, vesting or settlement of outstanding Check-Cap Options, Check-Cap RSUs or Check-Cap Warrants, as applicable), (B) any option, warrant or right to acquire any capital stock or any other security or (C) any instrument convertible into or exchangeable for any capital stock or other security;

(iv) form any Subsidiary or acquire any equity interest or other interest in any other Entity or enter into a joint venture with any other Entity;

(v) except as required to give effect to anything in this Agreement or in contemplation of the Closing (including the Nasdaq Reverse Split), amend any of its Organizational Documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

(vi) (A) lend money to any Person, (B) incur or guarantee any indebtedness for borrowed money, (C) guarantee any debt securities of others or (D) make any capital expenditure or commitment in excess of $250,000;

(vii) (A) adopt, establish or enter into any new Check-Cap Employee Plan, (B) cause or permit any Check-Cap Employee Plan to be amended other than as required by Law, (C) pay any bonus or make any profit-sharing or similar payment to (except with respect to obligations pursuant to any Check-Cap Employee Plan and obligations outstanding as of the date of this Agreement that are set forth in Section 7.1(b) of the Check-Cap Disclosure Schedule), or materially increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its employees, directors or consultants or (D) increase the severance or change of control benefits offered to any current or new employees, directors or consultants;

(viii) enter into any Contract with a labor union or collective bargaining agreement;

(ix) acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its assets or properties, or grant any Encumbrance (other than Permitted Encumbrances) with respect to such assets or properties;

(x) sell, assign, transfer, license, sublicense or otherwise dispose of any material Check-Cap IP Rights, other than pursuant to non-exclusive licenses in the Ordinary Course of Business;

(xi) make (other than consistent with past practice), change or revoke any material Tax election; file any material amendment to any Tax Return in a manner that is materially inconsistent with past practice or adopt or change any material accounting method in respect of Taxes;

(xii) waive, release, settle, compromise or otherwise resolve any Legal Proceeding;

(xiii) limit the right of Check-Cap or its Subsidiary to engage in any line of business or in any geographic area, to develop, market or sell products or services, or to compete with any Person;

(xiv) fail to maintain in full force and effect in all material respects, or fail to replace or renew, the insurance policies of Check-Cap and its Subsidiary;

(xv) convert Check-Cap to any form of legal entity other than a corporation; or

(xvi) agree, resolve or commit to do any of the foregoing.

(c) Notwithstanding any provision herein to the contrary (including the foregoing provisions of this Section 7.1), Check-Cap may engage in the sale, license, sub-license, transfer, disposition, divestiture or other monetization transaction, grant of any right with respect to, and/or winding down of the Check-Cap Legacy Business and/or the sale, license, sub-license, transfer, divestiture or other monetization transaction, grant of any right with respect to, or other disposition of any Check-Cap Legacy Assets (each, a “Check-Cap Legacy Transaction”); provided, however, that (A) prior to entering into any Check-Cap Legacy Transaction, Check-Cap shall send to Keystone true and complete copies of all documentation for each Check-Cap Legacy Transaction, (B) any such Check-Cap Legacy Transaction shall be on an “as-is” basis and (C) no Check-Cap Legacy Transaction shall (a) cause Check-Cap to be deemed a Shell Company as a result thereof, (b) result in any Liabilities for the Israeli Surviving Company, U.S. Surviving Corporation or PubCo after the Closing, other than such Liabilities that are fixed and quantified and (i) are included in the Net Cash Calculation, or (ii) shall have been reduced from, and not exceed, the Check-Cap Legacy Transaction Eligible Proceeds.

7.2 Operation of Keystone’s Business.

(a) Except as expressly contemplated or permitted by this Agreement, as required by applicable Law or unless Check-Cap shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the Interim Period each of Keystone and its Subsidiaries shall use commercially reasonable efforts to conduct its business and operations in the Ordinary Course of Business and in material compliance with all applicable Law and the requirements of all Contracts that constitute Keystone Material Contracts.

(b) Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth in Section 7.2(b) of the Keystone Disclosure Schedule, (iii) as required by applicable Law or (iv) with the prior written consent of Check-Cap (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Interim Period, Keystone shall not, nor shall it cause or permit any of its Subsidiaries to, do any of the following:

(i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock; or repurchase, redeem or otherwise reacquire any shares of Keystone Common Stock or other securities (except for shares of Keystone Common Stock from terminated employees, directors or consultants of Keystone);

(ii) other than in the Ordinary Course of Business, except as expressly required by this Agreement in contemplation of the Closing, amend any of its or its Subsidiaries’ Organizational Documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Transactions;

(iii) other than in the Ordinary Course of Business or as required pursuant to the terms of any Keystone Employee Plan in effect as of the date of this Agreement or applicable Law, sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing actions with respect to: (A) any capital stock or other security of Keystone or any of its Subsidiaries (except for shares of outstanding Keystone Common Stock issued upon the valid exercise or vesting of Keystone Options or Keystone Warrants), (B) any option, warrant or right to acquire any capital stock or any other security or (C) any instrument convertible into or exchangeable for any capital stock or other security of Keystone or any of its Subsidiaries;

(iv) other than in the Ordinary Course of Business, form any Subsidiary or acquire any equity interest or other interest in any other Entity or enter into a joint venture with any other Entity;

(v) other than in the Ordinary Course of Business, (A) lend money to any Person, (B) incur or guarantee any indebtedness for borrowed money, other than in the Ordinary Course of Business, (C) guarantee any debt securities of others or (D) make any capital expenditure or commitment in excess of $250,000;

(vi) other than in the Ordinary Course of Business: (A) adopt, establish or enter into any new Keystone Employee Plan, (B) cause or permit any Keystone Employee Plan to be amended other than as required by Law, in order to make amendments for the purposes of Section 409A of the Code, or in connection with annual renewals of health and welfare plans, (C) pay any bonus or make any profit-sharing or similar payment to (except with respect to obligations pursuant to any Keystone Employee Plan), or materially increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers or employees or (D) increase the severance or change of control benefits offered to any current or new employees, directors or consultants;

(vii) acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its assets or properties, or grant any Encumbrance (other than Permitted Encumbrances) with respect to such assets or properties, except in the Ordinary Course of Business;

(viii) sell, assign, transfer, license, sublicense or otherwise dispose of any material Keystone IP Rights (other than pursuant to non-exclusive licenses in the Ordinary Course of Business);

(ix) other than consistent with past practice or in the Ordinary Course of Business, make, change or revoke any material Tax election, file any material amendment to any Tax Return or adopt or change any material accounting method in respect of Taxes;

(x) other than in the Ordinary Course of Business, waive, release, settle, compromise or otherwise resolve any Legal Proceeding;

(xi) other than in the Ordinary Course of Business, limit the right of Keystone or any of its Subsidiaries to engage in any line of business or in any geographic area, to develop, market or sell products or services, or to compete with any Persons;

(xii) fail to maintain in full force and effect in all material respects, or fail to replace or renew, the insurance policies of Keystone and its Subsidiaries;

(xiii) convert Keystone to any form of legal entity other than a corporation; or

(xiv) agree, resolve or commit to do any of the foregoing.

7.3 Access and Investigation.

(a) Subject to the terms of the Confidentiality Agreement, which the Parties agree will continue in full force following the date of this Agreement, during the Interim Period, upon reasonable notice, Check-Cap, on the one hand, and Keystone, on the other hand, shall and shall use commercially reasonable efforts to cause such Party’s Representatives to: (i) provide the other Party and such other Party’s Representatives with reasonable access during normal business hours to such Party’s Representatives, personnel and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to such Party and its Subsidiaries, (ii) provide the other Party and such other Party’s Representatives with such copies of the existing books, records, Tax Returns, work papers, product data, and other documents and information relating to such Party and its Subsidiaries, and with such additional financial, operating and other data and information regarding such Party and its Subsidiaries as the other Party may reasonably request and (iii) permit the other Party’s officers and other employees to meet, upon reasonable notice and during normal business hours, with the chief executive officer and other officers and managers of such Party responsible for such Party’s financial statements and the internal controls of such Party to discuss such matters as the other Party may deem necessary. Any investigation conducted by either Check-Cap or Keystone pursuant to this Section 7.3 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the other Party.

(b) Notwithstanding anything herein to the contrary in this Section 7.3, no access or examination contemplated by this Section 7.3 shall be permitted to the extent that it would require any Party or its Subsidiaries to waive the attorney-client privilege or attorney work product privilege, or violate any applicable Law; provided, that such Party or its Subsidiary (i) shall be entitled to withhold only such information that may not be provided without causing such violation or waiver, (ii) shall provide to the other Party all related information that may be provided without causing such violation or waiver (including, to the extent permitted, redacted versions of any such information) and (iii) shall enter into such effective and appropriate joint-defense agreements or other protective arrangements as may be reasonably requested by the other Party in order that all such information may be provided to the other Party without causing such violation or waiver.

7.4 No Solicitation.

(a) Each of Check-Cap and Keystone agrees that, during the Interim Period, neither it nor any of its Subsidiaries shall, nor shall it or any of its Subsidiaries authorize any of its Representatives to, directly or indirectly: (i) solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry (other than, solely in response to an inquiry not solicited in breach of this Section 7.4 in accordance with Section 7.4(b)), (ii) furnish any non-public information regarding, or cooperate with or provide access to the properties, personnel, books and records of, such Party to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry, (iii) participate or engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry, (iv) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Acquisition Proposal (subject to Section 8.2) or (v) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction (subject to Section 10.1(i) and Section 10.1(j)); provided, however, that, notwithstanding anything contained in this Section 7.4 and subject to compliance with this Section 7.4, (x) if at any time prior to the approval of the Check-Cap Shareholder Transaction Matters by the Check-Cap Shareholder Transaction Approval Check-Cap or Keystone receives an Acquisition Proposal or Acquisition Inquiry from any Person that did not result from a breach by such Party or any of its Representatives of this Section 7.4 in any material respect, such Party and/or its Representatives may contact such Person and/or its Representatives solely to ascertain facts or clarify terms so that such Party’s board of directors may become fully informed with respect to the terms and conditions of such Acquisition Proposal or Acquisition Inquiry, and (y) such Party and its Representatives may furnish non-public information regarding such Party and its respective Subsidiaries to, and enter into discussions or negotiations with, any Person in response to a bona fide written Acquisition Proposal by such Person which such Party’s board of directors determines in good faith, after consultation with its financial advisors and outside legal counsel, constitutes, or is reasonably likely to result in, a Superior Offer (and which is not withdrawn) if: (A) neither Party nor any of its Representatives shall have breached this Section 7.4 in any material respect, (B) solely with respect to Check-Cap, the Check-Cap Board concludes in good faith, based on the advice of its outside legal counsel and after consultation with its financial advisors, that the failure to take such action would reasonably be expected to be inconsistent with the Check-Cap Board’s fiduciary duties under applicable Law, (C) such Party receives from such Person an executed Acceptable Confidentiality Agreement and (D) solely with respect to Check-Cap, at least two (2) Business Days prior to furnishing any such nonpublic information to, or entering into discussions with, such Person, Check-Cap (i) gives Keystone written notice of the identity of such Person and such Party’s intention to furnish nonpublic information and (ii) furnishes such nonpublic information to Keystone (to the extent such information has not been previously furnished by Check-Cap to Keystone or its Representatives). Without limiting the generality of the foregoing, each Party acknowledges and agrees that, in the event any Representative of such Party takes any action that, if taken by such Party would constitute a breach of this Section 7.4 by such Party, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 7.4 by such Party for purposes of this Agreement.

(b) If any Party or any Representative thereof receives an Acquisition Proposal or Acquisition Inquiry at any time during the Interim Period, then such Party shall promptly (and in no event later than three (3) Business Days after such Party becomes aware of such Acquisition Proposal or Acquisition Inquiry) advise the other Parties orally and in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry and the material terms thereof). Such Party shall keep the other Parties reasonably informed with respect to the status and terms of any such Acquisition Proposal or Acquisition Inquiry and any material modifications thereto.

(c) Each Party shall, and shall cause its Subsidiaries and Representatives to, immediately cease and cause to be terminated any existing discussions, negotiations and communications with any Person that relate to any Acquisition Proposal or Acquisition Inquiry as of the date of this Agreement and request the destruction or return of any nonpublic information provided to such Person.

7.5 Notification of Certain Matters. During the Interim Period, each of Keystone, on the one hand, and Check-Cap, on the other hand, shall promptly notify the other (and, if in writing, furnish copies of) if any of the following occurs: (a) any notice or other communication is received from any Person alleging that the Consent of such Person is or may be required in connection with any of the Transactions, (b) any Legal Proceeding against or involving or otherwise affecting such Party or its Subsidiaries is commenced, or, to the Knowledge of such Party, threatened against such Party or, to the Knowledge of such Party, any director, officer or Key Employee of such Party, (c) such Party becomes aware of any material inaccuracy in any representation or warranty made by such Party in this Agreement or (d) the failure of such Party to comply with any covenant or obligation of such Party; in each case that could reasonably be expected to make the timely satisfaction of any of the conditions set forth in Section 9, as applicable, impossible or materially less likely. No such notice shall be deemed to supplement or amend the Keystone Disclosure Schedule or the Check-Cap Disclosure Schedule for the purpose of (A) determining the accuracy of any of the representations and warranties made by Keystone or Check-Cap in this Agreement or (B) determining whether any condition set forth in Section 9 has been satisfied. Any failure by either Party to provide notice pursuant to this Section 7.5 shall not be deemed to be a breach for purposes of Section 9.2(b) (Performance of Covenants) or Section 9.3(b) (Performance of Covenants), as applicable, unless such failure to provide such notice was knowing and intentional.

Section 8. ADDITIONAL AGREEMENTS OF THE PARTIES.

8.1 Registration Statement; Proxy Statement.

(a) As promptly as reasonably practicable after the date of this Agreement, (i) Check-Cap, in cooperation with Keystone, shall prepare a proxy statement relating to the Check-Cap Shareholder Meeting to be held in connection with the Israeli Merger (together with any amendments thereof or supplements thereto, the “Proxy Statement”) and (ii) PubCo, Keystone and Check-Cap shall prepare, and PubCo shall file (and Keystone shall cause PubCo to file) with the SEC a registration statement on Form S-4 (the “Registration Statement”), in connection with the registration under the Securities Act of the shares of PubCo Common Stock to be issued by virtue of the Mergers. Each of Check-Cap, Keystone and PubCo shall use their commercially reasonable efforts to cause the Registration Statement to become effective as promptly as practicable and remain effective through the Closing Date, and shall take all or any action required under any applicable federal, state, securities and other Laws in connection with the issuance of shares of PubCo Common Stock pursuant to the Mergers. Each of the Parties shall furnish all information concerning itself and their Affiliates, as applicable, to the other Parties as the other Parties may reasonably request in connection with such actions and the preparation of the Registration Statement and Proxy Statement. The Proxy Statement and Registration Statement shall include, among other things, subject to Section 8.2, the Check-Cap Board Recommendation and any fairness opinions delivered to the Check-Cap Board in connection with the Transactions.

(b) Check-Cap shall use commercially reasonable efforts to cause, and Keystone shall reasonably cooperate with Check-Cap in causing, the Proxy Statement to be furnished to the SEC on Form 6-K and mailed to the Check-Cap Shareholders, to the extent required under applicable Law, as promptly as reasonably practicable after the Registration Statement is declared effective under the Securities Act. If any Party becomes aware of any event or information that, pursuant to the Securities Act or the Exchange Act, should be disclosed in an amendment or supplement to the Registration Statement or Proxy Statement, as the case may be, then such Party, as the case may be, shall promptly inform the other Parties thereof and shall cooperate with such other Parties in filing such amendment or supplement with the SEC and, if appropriate, in mailing such amendment or supplement to the Check-Cap Shareholders; provided, that PubCo shall not file any such amendment or supplement without providing the other Parties a reasonable opportunity to review and comment thereon.

(c) Each of Check-Cap and Keystone covenants and agrees that the Registration Statement will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Each of Check-Cap and Keystone covenants and agrees that the information supplied by them or on their behalf for inclusion in the Registration Statement will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make such information, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, (i) Check-Cap makes no covenant, representation or warranty with respect to statements made in the Registration Statement, if any, based on information provided by Keystone or its Subsidiaries or any of their Representatives for inclusion therein and (ii) Keystone makes no covenant, representation or warranty with respect to statements made in the Registration Statement, if any, based on information provided by Check-Cap or its Subsidiary or any of their Representatives for inclusion therein.

(d) Each of Check-Cap and Keystone shall reasonably cooperate and provide, and cause its Representatives to provide, the other Parties and their Representatives, with all accurate and complete information regarding Check-Cap, Keystone or their respective Subsidiaries that is required by Law to be included in the Registration Statement or the Proxy Statement.

(e) The Parties shall promptly notify the other Parties of the receipt of any comments from the SEC or the staff of the SEC, if any, and of any request by the SEC or the staff of the SEC, if any, for amendments or supplements to the Registration Statement or for additional information and shall supply copies of all correspondence between Check-Cap, Keystone, PubCo or any of their respective Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Registration Statement or the Transactions. The Parties shall use their commercially reasonable efforts to respond as promptly as reasonably practicable to any comments of the SEC or the staff of the SEC with respect to the Registration Statement, and shall give the other Parties and their respective counsel a reasonable opportunity to participate in the formulation of any response to any such comments of the SEC or its staff.

(f) The Parties shall cooperate in, all necessary filings with respect to the Mergers and the Transactions under all applicable Israeli securities Laws and regulation and United States state securities and “blue sky” Laws.

(g) As promptly as reasonably practicable following the date of this Agreement, but in no event later than forty-five (45) days after the date of this Agreement, Keystone will furnish to Check-Cap (i) unaudited interim financial statements for each interim period completed prior to Closing that are required to be included in the Proxy Statement or Registration Statement and not otherwise delivered pursuant to Section 4.7(a) (the “Keystone Interim Financial Statements”) and (ii) Keystone’s audited consolidated statements of income, cash flow and stockholders’ equity for each of its fiscal years required to be included in the Proxy Statement or Registration Statement (the “Keystone Audited Financial Statements”). Each of Keystone Audited Financial Statements and Keystone Interim Financial Statements will be suitable for inclusion in the Proxy Statement or Registration Statement and prepared in accordance with GAAP as applied on a consistent basis during the periods involved (except in each case as described in the notes thereto) and on that basis will present fairly, in all material respects, the financial position and the results of operations, changes in stockholders’ equity, and cash flows of Keystone as of the dates of and for the periods referred to in Keystone Audited Financial Statements or Keystone Interim Financial Statements, as the case may be.

8.2 Check-Cap Shareholder Meeting.

(a) As promptly as practicable after the Registration Statement is declared effective under the Securities Act, Check-Cap shall take all actions necessary under applicable Law to call, give notice of and hold a meeting of the holders of Check-Cap Ordinary Shares to consider and vote to approve the Israeli Merger, this Agreement and the other Transactions to which Check-Cap is a party (collectively, the “Check-Cap Shareholder Transaction Matters”) (such meeting, the “Check-Cap Shareholder Meeting”). As soon as reasonably practicable after the Registration Statement is declared effective under the Securities Act (and in any event within five (5) calendar days thereafter), Check-Cap shall furnish to the SEC on Form 6-K the Proxy Statement together with a proxy card for the Check-Cap Shareholder Meeting. Check-Cap shall otherwise comply with the notice requirements applicable to Check-Cap in respect of the Check-Cap Shareholder Meeting pursuant to the ICL and the regulations promulgated thereunder and its Organizational Documents. Unless this Agreement is terminated pursuant to Section 10, the Check-Cap Shareholder Meeting shall be held as promptly as practicable after the Registration Statement is declared effective under the Securities Act, and in any event no later than forty-five (45) days after the effective date of the Registration Statement, subject to this Section 8.2(a). Check-Cap shall take reasonable measures to ensure that all proxies solicited in connection with the Check-Cap Shareholder Meeting are solicited in compliance with all applicable Law. Notwithstanding anything to the contrary contained herein, if on the date of the Check-Cap Shareholder Meeting, or a date preceding the date on which the Check-Cap Shareholder Meeting is scheduled, (i) Check-Cap reasonably believes that (A) it will not receive proxies sufficient to obtain the Check-Cap Shareholder Transaction Approval, whether or not a quorum would be present or (B) it will not have sufficient Check-Cap Ordinary Shares represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of the Check-Cap Shareholder Meeting, (ii) an adjournment or postponement of the Check-Cap Shareholder Meeting is required by applicable Law or requested from the SEC or its staff; or (iii) in the good faith judgment of the Check-Cap Board (after consultation with its outside legal advisors), the failure to adjourn, postpone or delay the Check-Cap Shareholder Meeting would be reasonably likely to not allow sufficient time under applicable Laws for the distribution of any required or appropriate supplement or amendment to the Proxy Statement, Check-Cap may postpone or adjourn, or make one or more successive postponements or adjournments of, the Check-Cap Shareholder Meeting as long as the date of the Check-Cap Shareholder Meeting is not postponed or adjourned more than an aggregate of twenty one (21) days in connection with any postponements or adjournments, subject to any additional postponements or adjournments as may be agreed by Check-Cap and Keystone, each in its absolute discretion.

(b) Check-Cap agrees that, subject to Section 8.2(c): (i) the Check-Cap Board shall recommend that the holders of Check-Cap Ordinary Shares vote to approve the Check-Cap Shareholder Transaction Matters and shall use commercially reasonable efforts to solicit such approval within the timeframe set forth in Section 8.2(a) above, including engaging a proxy solicitor at its sole expense to solicit from the Check-Cap Shareholders proxies in favor of the Check-Cap Shareholder Transaction Matters, (ii) the Proxy Statement shall include a statement to the effect that the Check-Cap Board recommends that the Check-Cap Shareholders vote to approve the Check-Cap Shareholder Transaction Matters (the recommendation of the Check-Cap Board being referred to as the “Check-Cap Board Recommendation”) and (iii) the Check-Cap Board Recommendation shall not be withheld, amended, withdrawn or modified (and the Check-Cap Board shall not publicly propose to withhold, amend, withdraw or modify the Check-Cap Board Recommendation) in a manner adverse to Keystone, and no resolution by the Check-Cap Board or any committee thereof to withdraw or modify the Check-Cap Board Recommendation in a manner adverse to Keystone or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal shall be adopted or proposed (the actions set forth in the foregoing clause (iii), collectively, a “Check-Cap Board Adverse Recommendation Change”).

(c) Notwithstanding anything to the contrary contained in Section 8.2(b), and subject to compliance with Section 7.4 and this Section 8.2, if at any time prior to the approval of Check-Cap Shareholder Transaction Matters by the Check-Cap Shareholder Transaction Approval, (i) Check-Cap receives a bona fide written Acquisition Proposal which the Check-Cap Board determines in good faith, after consultation with its financial advisors and outside legal counsel, constitutes a Superior Offer or (ii) as a result of a material development or change in circumstances (other than any such event, development or change to the extent related to any Acquisition Proposal, Acquisition Inquiry or the consequences thereof) that affects the business, assets or operations of Check-Cap that occurs or arises after the date of this Agreement and was not known to or reasonably foreseeable by the Check-Cap Board prior to the date hereof (a “Check-Cap Intervening Event”), the Check-Cap Board may make a Check-Cap Board Adverse Recommendation Change if, and only if: (x) in the case of any such Acquisition Proposal which the Check-Cap Board determines constitutes a Superior Offer, the Check-Cap Board determines in good faith, based on the advice of outside legal counsel and after consultation with its financial advisors, that the failure to make a Check-Cap Board Adverse Recommendation Change would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law (provided, however, that the actions of the Check-Cap Board solely in making such determination and such determination in and of itself shall not constitute a Check-Cap Board Adverse Recommendation Change or a violation of this Section 8.2); provided that prior to making such Check-Cap Board Adverse Recommendation Change, (1) Keystone shall receive written notice from Check-Cap of Check-Cap’s intention to make a Check-Cap Board Adverse Recommendation Change at least four (4) Business Days in advance of the date on which the Check-Cap Board proposes to take such action (for purposes of this Section 8.2(c), the “Notice Period”), which notice shall contain a description in reasonable detail of the reasons for such Check-Cap Board Adverse Recommendation Change, and shall include (to the extent provided to and in the possession of Check-Cap or its Representatives) written copies of any relevant proposed transaction agreements with any party making the applicable Acquisition Proposal (provided, however, that the sole action of giving such notice and of the Check-Cap Board in authorizing and disclosing (to the extent legally required) such notice shall not constitute a Check-Cap Board Adverse Recommendation Change or a violation of this Section 8.2), (2) during any Notice Period, Keystone shall be entitled to deliver to Check-Cap one or more counterproposals to such Acquisition Proposal and Check-Cap shall, and shall cause its Representatives to, negotiate with Keystone in good faith (to the extent Keystone desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that the applicable Acquisition Proposal ceases to constitute a Superior Offer and (3) in the event of any material amendment to such Acquisition Proposal (including any revision in the purchase price or valuation, as applicable, or percentage of the combined company that the Check-Cap Shareholders would receive as a result of such Acquisition Proposal), Check-Cap shall be required to provide Keystone with notice of such material amendment and the Notice Period shall be renewed to ensure that at least two (2) Business Days remain in the Notice Period following such notification, and the Parties shall comply again with the requirements of this Section 8.2(c) and the Check-Cap Board shall not make a Check-Cap Board Adverse Recommendation Change prior to the end of such Notice Period as so extended (it being understood that there may be multiple extensions of the Notice Period in the event of multiple material amendments to such Acquisition Proposal); or (y) in the case of a Check-Cap Intervening Event, the Check-Cap Board determines in good faith, based on the advice of its outside legal counsel, that the failure to make a Check-Cap Board Adverse Recommendation Change would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law; provided, that prior to making such Check-Cap Board Adverse Recommendation Change, Keystone receives written notice from Check-Cap of Check-Cap’s intention to make a Check-Cap Board Adverse Recommendation Change at least four (4) Business Days in advance of the date on which the Check-Cap Board proposes to take such action, which notice shall describe in reasonable detail the material facts and circumstances related to the applicable Check-Cap Intervening Event and state expressly that the Check-Cap Board intends to make a Check-Cap Board Adverse Recommendation Change in connection therewith.

(d) Check-Cap’s obligation to call, give notice of and hold the Check-Cap Shareholder Meeting in accordance with Section 8.2(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or Acquisition Proposal (subject to Section 10.1(i)), or any withdrawal or modification of the Check-Cap Board Recommendation.

(e) Nothing contained in this Agreement shall prohibit Check-Cap or the Check-Cap Board from (i) complying with Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act (or any communication required under Israeli Law with substantially similar content) or Section 329 of the ICL, or (ii) making any disclosure to the Check-Cap Shareholders if the Check-Cap Board has reasonably determined in good faith after consultation with Check-Cap’s outside legal counsel and financial advisors that the failure to do so would reasonably be expected to be inconsistent with the fiduciary duties of the members of the Check-Cap Board to the Check-Cap Shareholders under Israeli Law; provided, however, that any such disclosure referred to in clauses (i) or (ii) that relates to a Superior Offer shall be deemed to be a Check-Cap Board Adverse Recommendation Change unless (x) the Check-Cap Board expressly reaffirms the Check-Cap Board Recommendation in such disclosure or (y) such disclosure is a “stop, look and listen” communication to the Check-Cap Shareholders pursuant to Rule 14d-9(b) promulgated under the Exchange Act, or any communication under Israeli Law with substantially similar content; provided, further, that this Section 8.2(e) shall not permit the Check-Cap Board to make a Check-Cap Board Adverse Recommendation Change except to the extent permitted by Section 8.2(c).

(f) Promptly and in any event, no later than three (3) days after the Check-Cap Shareholder Transaction Approval at the Check-Cap Shareholder Meeting, Check-Cap shall (in accordance with Section 317(b) of the ICL) inform the Israeli Registrar of such Check-Cap Shareholder Transaction Approval.

8.3 Israeli Merger Sub Requisite Approval. Promptly and in any event no later than three (3) days following the date of the Israeli Merger Sub Shareholder Approval, Israeli Merger Sub shall (in accordance with Section 317(b) of the ICL) inform the Israeli Registrar of such Israeli Merger Sub Shareholder Approval.

8.4 Keystone Stockholder Written Consent. Within twenty-four (24) hours following the execution and delivery of this Agreement, Keystone shall cause certain Keystone Stockholders sufficient to provide the Keystone Stockholder Transaction Approval to execute and deliver an action by written consent (in form and substance reasonably acceptable to Check-Cap) adopting this Agreement and approving the Transactions (the “Keystone Stockholder Written Consent”).

8.5 ISA Approval. As promptly as practicable following the date of this Agreement, PubCo shall prepare in coordination with Check-Cap and file with the ISA an application for, and shall use commercially reasonable efforts to obtain, the ISA No-Action Letter from the ISA (the “ISA No-Action Application”). Check-Cap shall cooperate with PubCo and shall furnish PubCo with all information, and provide such other assistance, as may be reasonably requested or required in connection with the preparation and submission of the ISA No-Action Application. PubCo will provide Check-Cap’s legal counsel with a reasonable opportunity to review and comment on the draft(s) of the ISA No-Action Application and will reasonably consider all comments reasonably proposed by Check-Cap or its legal counsel in connection therewith. PubCo shall promptly notify Check-Cap upon the receipt of any comments from the ISA or any request from the ISA, including with respect to amendments or supplements to the ISA No-Action Letter Application, and shall provide Check-Cap with copies of all correspondence between PubCo and its Representatives, on the one hand, and the ISA, on the other hand, with respect thereto. PubCo shall advise Check-Cap promptly after receipt of the ISA No-Action Letter.

8.6 Israeli Merger Proposal and Israeli Merger Certificate. Subject to the ICL, as promptly as practicable following the date hereof, Check-Cap and Israeli Merger Sub shall cause a merger proposal (in the Hebrew language) in a form reasonably satisfactory to Keystone (the “Israeli Merger Proposal”) to be prepared and executed in accordance with Section 316 of the ICL and delivered to the Israeli Registrar within three (3) days from the calling of the Check-Cap Shareholder Meeting (such date, the “Israeli Merger Proposal Submission Date”). Promptly after Check-Cap and Israeli Merger Sub shall have complied with clauses (a), (b) and (c) of this Section 8.6 below, but in any event no more than three (3) Business Days following the date on which the applicable notice was sent to the creditors, Check-Cap and Israeli Merger Sub shall inform the Israeli Registrar, in accordance with Section 317(b) of the ICL, that notice was given to their respective creditors, if any, under Section 318 of the ICL and the Israeli Merger Regulations. In addition to the foregoing, Check-Cap and, if applicable, Israeli Merger Sub, shall:

(a) publish a notice to its creditors, stating that the Israeli Merger Proposal was submitted to the Israeli Registrar and that the creditors may review the Israeli Merger Proposal at the office of the Israeli Registrar, Check-Cap’s registered offices or Israeli Merger Sub’s registered office, as applicable, and at such other locations as Check-Cap or Israeli Merger Sub, as applicable, may determine, in (i) two (2) daily Hebrew newspapers that are widely distributed in Israel, on the Israeli Merger Proposal Submission Date, (ii) a widely distributed newspaper in New York, New York, no later than three (3) Business Days following the Israeli Merger Proposal Submission Date, and (iii) if required, in such other manner as may be required by any applicable Law and regulations;

(b) if applicable, within three (3) days from the Israeli Merger Proposal Submission Date, send a notice by registered mail to all of the secured creditors of Check-Cap or Israeli Merger Sub, as applicable, in which it shall state that the Israeli Merger Proposal was submitted to the Israeli Registrar and that such creditors may review the Israeli Merger Proposal at such additional locations, if such locations were determined in the notice referred to in Section 8.6(a);

(c) if applicable, within four (4) Business Days from the Israeli Merger Proposal Submission Date, send a notice by registered mail to all of the “Material Creditors” (as such term is defined in the Israeli Merger Regulations) of Check-Cap or Israeli Merger Sub, as applicable, in which it shall state that the Israeli Merger Proposal was submitted to the Israeli Registrar and that the creditors may review the Israeli Merger Proposal at such additional locations, if such locations were determined in the notice referred to in Section 8.6(a); and

(d) Check-Cap or Israeli Merger Sub shall comply with the provisions of Section 2.3(b).

(e) For the avoidance of doubt, completion of the statutory Israeli merger process and the request for issuance of a Certificate of Israeli Merger from the Israeli Registrar shall be subject to coordination by the Parties and fulfillment or waiver of all of the conditions for Closing set forth in Section 9. For purposes of this Section 8.4, “Business Day” shall have the meaning set forth in the Israeli Merger Regulations.

8.7 Efforts; Regulatory Approvals.

(a) The Parties shall use reasonable best efforts to consummate the Transactions. Without limiting the generality of the foregoing, each Party: (i) shall make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such Party in connection with the Transactions, (ii) shall use commercially reasonable efforts to obtain each Consent (if any) reasonably required to be obtained (pursuant to any applicable Law or Contract, or otherwise) by such Party in connection with the Transactions or for such Contract to remain in full force and effect, (iii) shall use commercially reasonable efforts to lift any injunction prohibiting, or any other legal bar to, the Transactions and (iv) shall use commercially reasonable efforts to satisfy the conditions precedent to the consummation of this Agreement.

(b) Notwithstanding the generality of the foregoing, each Party shall use commercially reasonable efforts to file or otherwise submit, as soon as practicable after the date of this Agreement, all applications, notices, reports and other documents reasonably required to be filed by such Party with or otherwise submitted by such Party to any Governmental Authority with respect to the Transactions, and to submit promptly any additional information requested by any such Governmental Authority. Without limiting the generality of the foregoing, the Parties shall, promptly and no later than ten (10) Business Days after the date of this Agreement, prepare and file, if any, any notification or other document required to be filed in connection with the Mergers under any applicable Antitrust Laws. Keystone and Check-Cap shall respond as promptly as practicable to: (i) any inquiries or requests received from the Federal Trade Commission or the Department of Justice for additional information or documentation and (ii) any inquiries or requests received from any state attorney general, foreign antitrust or competition authority or other Governmental Authority in connection with antitrust or competition matters.

8.8 Indemnification of Directors and Officers.

(a) The Organizational Documents of the Israeli Surviving Company and the U.S. Surviving Corporation shall contain provisions no less favorable with respect to exculpation, indemnification, advancement or expense reimbursement than are set forth in the Organizational Documents of Check-Cap and Keystone, respectively, which provisions shall not be amended, repealed or otherwise modified for a period of seven (7) years from the Israeli Merger Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Israeli Merger Effective Time, were directors, officers, employees, fiduciaries or agents of Check-Cap or Keystone, as applicable, unless such modification shall be required by applicable Law.

(b) Each of the Israeli Surviving Company and the U.S. Surviving Corporation shall purchase (which, in the case of (i) the Israeli Surviving Company, shall be paid for in full by Check-Cap and (ii) the U.S. Surviving Corporation, shall be paid for in full by PubCo) and have in place at the Closing a “tail” or “runoff” policy (the “D&O Tail”) providing directors’ and officers’ liability insurance coverage for the benefit of those persons who are covered by the directors’ and officers’ liability insurance policies maintained by Check-Cap or Keystone as of the Closing (collectively, the “D&O Indemnified Parties”) with respect to matters occurring prior to the Israeli Merger Effective Time or U.S. Merger Effective Time, as applicable. The D&O Tail shall provide for terms with respect to coverage, deductibles and amounts that are no less favorable than those of the policy in effect immediately prior to the Israeli Merger Effective Time or U.S. Merger Effective Time, as applicable, for the benefit of the directors and officers of Check-Cap and Keystone, and shall remain in effect for the seven (7) year period following the Closing.

(c) In the event that PubCo, the Israeli Surviving Company or the U.S. Surviving Corporation (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then proper provision shall be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, shall assume the obligations set forth in this Section 8.8.

(d) The rights of each Person pursuant to this Section 8.8 shall be in addition to, and not in limitation of, any other rights such Person may have (including any indemnification, exculpation or advancement of expenses rights) under the Organizational Documents, any indemnification Contract between such Person and Check-Cap or Keystone (in each case, as in effect, and in the case of any indemnification Contracts, to the extent made available to PubCo), or under applicable Law. The provisions of this Section 8.8 shall survive the Closing and shall not be terminated or modified in any manner that is adverse to any such Persons (and their respective successors and assigns), it being expressly agreed that such Persons (including their respective successors and assigns) shall be third party beneficiaries of, and entitled to enforce, this Section 8.8.

8.9 Disclosure. Without limiting any Party’s obligations under the Confidentiality Agreement, no Party shall, and no Party shall permit any of its Subsidiaries or any of its Representative to, issue any press release or make any disclosure (to any customers or employees of such Party, to the public or otherwise) regarding the Transactions unless: (a) the other Party shall have approved such press release or disclosure in writing, such approval not to be unreasonably conditioned, withheld or delayed; or (b) such Party shall have determined in good faith, upon the advice of outside legal counsel, that such disclosure is required by applicable Law and, to the extent practicable, before such press release or disclosure is issued or made, such Party advises the other Party of, and consults with the other Party regarding, the text of such press release or disclosure; provided, however, that each of Keystone and Check-Cap may make any public statement in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are consistent with previous press releases, public disclosures or public statements made by Keystone or Check-Cap in compliance with this Section 8.9. Notwithstanding the foregoing, a Party need not consult with any other Parties in connection with such portion of any press release, public statement or filing to be issued or made pursuant to Section 8.2(d) or with respect to any Acquisition Proposal, Check-Cap Board Adverse Recommendation Change or pursuant to Section 8.2(e).

8.10 Listing.

(a) From the date of this Agreement until the Closing, Check-Cap shall use commercially reasonable efforts to ensure that the Check-Cap Ordinary Shares remain listed on Nasdaq and to satisfy any applicable initial and continuing listing requirements of the Nasdaq. From the date of this Agreement until the Closing, Check-Cap shall promptly notify Keystone of any communications or correspondence from Nasdaq with respect to the listing of Check-Cap Ordinary Shares, compliance with the rules and regulations of the Nasdaq, and any threatened suspension of listing or delisting action contemplated or threatened by Nasdaq.

(b) Prior to the Closing Date, PubCo shall apply for, and shall use commercially reasonable efforts to cause, the shares of PubCo Common Stock to be issued in connection with the Transactions to be approved for listing on Nasdaq, and accepted for clearance by DTC, subject to official notice of issuance. Check-Cap and Keystone shall promptly furnish to PubCo all information concerning Check-Cap, Keystone and their respective equityholders that may be required or reasonably requested in connection with PubCo’s obligations under this Section 8.10(b). Keystone agrees to pay all Nasdaq fees associated with any action contemplated by this Section 8.10(b).

8.11 Tax Matters.

(a) The Parties intend that for U.S. federal income tax purposes, the Mergers will qualify for the Intended U.S. Tax Treatment and each Party, as applicable, shall, and shall cause its respective Affiliates to, use commercially reasonable efforts to cause the Mergers to so qualify and shall file all Tax Returns consistent with, and take no position inconsistent with (whether in audits, Tax Returns or otherwise), such treatment unless required to do so pursuant to a “determination” that is final within the meaning of Section 1313(a) of the Code.

(b) The Parties shall not take any action, or knowingly fail to take any action, which action or failure to act prevents or impedes, or would reasonably be expected to prevent or impede, the Intended U.S. Tax Treatment. Neither PubCo nor its Affiliates will take any action, make any Tax election or engage in any transaction that would result in the liquidation of Israeli Surviving Company or the U.S. Surviving Corporation for U.S. federal income tax purposes within two (2) calendar years following the Closing Date.

(c) If, in connection with the preparation and filing of the Registration Statement or the SEC’s review thereof, the SEC requests or requires that a Tax opinion with respect to the U.S. federal income tax consequences of the Transactions be prepared and submitted, the Parties shall deliver to counsel customary Tax representation letters satisfactory to such counsel, dated and executed as of the date such relevant filing shall have been declared effective by the SEC and such other date(s) as determined to be reasonably necessary by such counsel in connection with the preparation and filing of such Tax opinion. Notwithstanding anything to the contrary in this Agreement, none of the Parties or their respective Tax advisors are obligated to provide any opinion that the Transactions qualify for the Intended U.S. Tax Treatment, other than a customary opinion regarding the material accuracy of any disclosure regarding U.S. federal income tax considerations of the Transactions included in the Registration Statement or the Proxy Statement, as may be required to satisfy applicable rules and regulations promulgated by the SEC, nor will a Tax opinion by any Party’s advisors be a condition precedent to the Transactions.

(d) Keystone shall (and shall cause its Affiliates to) provide any information reasonably requested to allow Check-Cap to comply with any information reporting or withholding requirements contained in the Code or other applicable Laws with respect to the Transactions or any payment made in connection with this Agreement. Each of Check-Cap and Keystone shall cooperate fully, as and to the extent reasonably requested by any of the others, in connection with the filing of Tax Returns and any legal proceeding with respect to Taxes. Such cooperation shall include the retention and (upon request therefor) the provision of records and information reasonably relevant to any such legal proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Check-Cap and Keystone shall retain all books and records with respect to Tax matters pertinent to Check-Cap and Keystone relating to any taxable period beginning before the Closing Date until expiration of the statute of limitations of the respective taxable periods, and to abide by all record retention agreements entered into with any Tax authority.

(e) All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) incurred in connection with the Mergers (collectively, “Transfer Taxes”) shall be borne and paid by the Party on which such Taxes are imposed. Unless otherwise required by applicable Law, such Party will file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes, and, if required by applicable Law, the Parties hereto will, and will cause their applicable Affiliates to, cooperate and join in the execution of any such Tax Returns and other documentation.

(f) At or prior to the Closing, Keystone shall deliver to PubCo a properly executed certification that shares of Keystone Common Stock are not “United States real property interests” in accordance with Treasury Regulation Section 1.1445-2(c)(3), together with a notice to the IRS (which shall be filed by PubCo with the IRS at or following the Closing) in accordance with the provisions of Section 1.897-2(h)(2) of the Treasury Regulations.

8.12 Termination and Amendment of Certain Agreements and Rights.

(a) Keystone shall cause any stockholders agreements, voting agreements, registration rights agreements, co-sale agreements and any other similar Contracts between Keystone and any holders of Keystone Common Stock, respectively, including any such Contract granting any Person investor rights, rights of first refusal, registration rights or director registration rights, other than the agreements set forth on Schedule 8.12(a) to the Keystone Disclosure Schedule (collectively, the “Keystone Investor Agreements”), to be terminated immediately prior to the U.S. Merger Effective Time, without any liability being imposed on the part of the U.S. Surviving Corporation.

(b) Keystone shall, within sixty (60) days as of the date of this Agreement, cause that certain Common Stock Purchase Agreement, by and among Keystone and certain Keystone Stockholders party thereto, dated as of August 31, 2021 (the “Keystone 2021 SPA”), to be amended to Check-Cap’s reasonable satisfaction to provide that the provisions of Section 1.5 (Investor Redemption Right) thereof shall be deemed waived effective as of the date of such amendment, provided that in the event this Agreement is terminated, such waiver shall be of no further force or effect. Notwithstanding the foregoing, Check-Cap agrees that such amendment may contemplate that the Purchasers (as defined in the Keystone 2021 SPA) be entitled to receive shares of Keystone Common Stock substantially in the terms currently set forth in Section 1.6 (IPO Anti-Dilution) of the Keystone 2021 SPA in connection with the consummation of the Transactions; provided that any shares of Keystone Common Stock issued or issuable pursuant to the Keystone 2021 SPA following the date of this Agreement, including pursuant to the opening part of this sentence, shall count towards the calculation of the Keystone Outstanding Share Number.

(c) Check-Cap shall cause any shareholders agreements, voting agreements, registration rights agreements, co-sale agreements and any other similar Contracts between Check-Cap and any holders of Check-Cap Ordinary Shares, respectively, including any such Contract granting any Person investor rights, rights of first refusal, registration rights or director registration rights, other than the agreements set forth on Schedule 8.12(c) to the Check-Cap Disclosure Schedule (collectively, the “Check-Cap Investor Agreements”), to be terminated immediately prior to the Israeli Merger Effective Time, without any liability being imposed on the part of the Israeli Surviving Company.

8.13 Legends. PubCo shall be entitled to place appropriate legends on the book entries and/or certificates evidencing any shares of PubCo Common Stock to be received in the Mergers by equity holders of Check-Cap or Keystone who may be considered “affiliates” of Check-Cap or Keystone, respectively, for purposes of Rules 144 and 145 under the Securities Act reflecting the restrictions set forth in Rules 144 and 145 and to issue appropriate stop transfer instructions to the transfer agent for shares of PubCo Common Stock.

8.14 Nasdaq Reverse Split. If deemed necessary by the Parties, Check-Cap shall submit to the Check-Cap Shareholders at the Check-Cap Shareholder Meeting a proposal to approve and adopt an amendment to Check-Cap’s articles of association to authorize the Check-Cap Board to effect the Nasdaq Reverse Split.

8.15 Check-Cap Dividend. Prior to the date of this Agreement, the Check-Cap Board has declared and approved, subject to and following the Closing, the distribution of a dividend in the amount of $21,300,000, being Check-Cap’s estimated cash as of the Closing, including an amount for the redemption of all the Check-Cap Placement Agent Warrants and Check-Cap Registered Direct Warrants, net of estimated liabilities of Check-Cap, which shall be distributable by the Israeli Surviving Company subject to the approval of the Israeli District Court (or any appeal instance), within such period as shall be determined by such court (or any appeal instance) (the “Check-Cap Dividend Court Approval”), as described in this Section 8.15 (the “Check-Cap Dividend”). As promptly as practicable following the public announcement by Check-Cap of this Agreement, Check-Cap shall prepare and file with the applicable Israeli District Court, in coordination with PubCo, a request for approval of the distribution of the Check-Cap Dividend pursuant to Section 303 of the ICL and shall take such other steps as are reasonably necessary in connection therewith, including those required pursuant to Section 303 of the ICL, the Israeli Companies Regulations (Approval of Distribution), 2001 and other applicable Laws. Prior to filing the application of the Check-Cap Dividend Court Approval, Check-Cap shall discuss with Keystone the amount of the Check-Cap Dividend to be requested, subject to the approval of the Check-Cap Board in accordance with the requirements of Israeli Law. Any filings with any court related thereto shall be shared in advance with Keystone and Keystone shall be given a reasonable period of time to review the same and shall have a right to make comments and suggestions to Check-Cap, which Check-Cap shall consider in good faith. Notwithstanding the foregoing, if such court approval is conditioned upon Check-Cap undertaking material obligations and/or restrictions, Check-Cap shall not agree to such obligations and/or restrictions without the prior written consent of Keystone (which consent shall not be unreasonably withheld, conditioned or delayed), provided that in no event shall Check-Cap be required to undertake any material obligations and/or restrictions prior to the Closing.

8.16 Check-Cap Legacy Transaction.

(a) If Check-Cap enters into a Check-Cap Legacy Transaction at any time prior to or on the Closing Date, irrespective of whether the consummation of such Check-Cap Legacy Transaction occurs before or at any time following the Closing, then following the Closing, PubCo shall (and shall cause the Israeli Surviving Company to) procure that any and all Check-Cap Legacy Transaction Eligible Proceeds not otherwise distributed before the Closing shall be distributed and paid to (and only to) the holders of (i) Check-Cap Ordinary Shares (including all uncertificated Check-Cap Ordinary Shares represented by Book-Entry Shares and each Certificate that, immediately prior to the Israeli Merger Effective Time, represented any such Check-Cap Ordinary Shares) and (ii) Check-Cap Vested RSUs, in each case, that are issued and outstanding as of immediately prior to the Israeli Merger Effective Time; provided, however, that a pro rata portion of the Check-Cap Legacy Transaction Eligible Proceeds shall be reserved and set aside for the benefit of holders of Check-Cap Non-Redeemed Warrants and the applicable amount shall be paid to any such holder if and when it exercises all or a portion of its Non-Redeemed Check-Cap Warrants (or later, to the extent that Check-Cap Legacy Transaction Eligible Proceeds are distributed following such exercise) in accordance with the terms thereof (such holders, including for the avoidance of doubt such holders of Check-Cap Non-Redeemed Warrants, collectively, the “Check-Cap Legacy Holders”). For the avoidance of doubt, the potential entitlement by a Check-Cap Legacy Holder to any Check-Cap Legacy Transaction Eligible Proceeds is non-transferable.

(b) Following the Closing, PubCo shall take all reasonably necessary actions to ensure that the distribution of the Check-Cap Legacy Transaction Eligible Proceeds to the Check-Cap Legacy Holders (or to an agent selected by PubCo for further distribution to the Check-Cap Legacy Holders in connection therewith) is effected as promptly as possible, and in any event not later than the later of (i) ninety (90) days following the date on which such consideration is received by the Israeli Surviving Company (or any successor thereof) or (ii) ninety (90) days following the Closing. Any and all Check-Cap Legacy Transaction Eligible Proceeds shall be distributed to the Check-Cap Legacy Holders in proportion to the number of Check-Cap Ordinary Shares held (or deemed to have been held) thereby immediately prior to the Israeli Merger Effective Time and in accordance with written instructions to be provided by the Check-Cap Legacy Holders’ Representative (as defined below) to PubCo (or to an agent selected by PubCo for further distribution to the Check-Cap Legacy Holders in connection therewith). Any such payment of the Check-Cap Legacy Transaction Eligible Proceeds to the Check-Cap Legacy Holders shall be subject to all applicable federal, state and local tax withholding requirements; provided, however, that unless otherwise required by applicable Law, such payments made pursuant to this Section 8.16 shall be treated as an adjustment to the Check-Cap Merger Consideration for federal, state and foreign income Tax purposes to the extent so determined in the relevant tax ruling.

(c) If Check-Cap enters into a Check-Cap Legacy Transaction at any time prior to or on the Closing Date, then prior to the Closing, Check-Cap shall appoint a representative (who shall be reasonably acceptable to PubCo) of the Check-Cap Legacy Holders (the “Check-Cap Legacy Holders’ Representative”), who shall have the authority to represent the Check-Cap Legacy Holders in connection with the Check-Cap Legacy Transaction, including without limitation, collection, negotiation, resolution of disputes and determination of the timing and the amount of the distribution of Check-Cap Legacy Transaction Eligible Proceeds, provided that such representative shall not threaten or commence legal action against any third party with respect to the Check-Cap Legacy Transaction without the prior written consent of PubCo to be granted in its sole and absolute discretion. Any decision, act, consent, waiver or instruction of the Check-Cap Legacy Holders’ Representative will constitute a decision of all the Check-Cap Legacy Holders and will be final, binding and conclusive upon each such Person, and PubCo and the Israeli Surviving Company (or any successor thereof) will be entitled to rely conclusively thereon. No Person will have any cause of action against PubCo, the Israeli Surviving Company (or any successor thereof), or any of their respective directors, officers, employees, agents or Affiliates for any action taken by them in reliance upon any decision, act, consent, waiver or instruction of the Check-Cap Legacy Holders’ Representative, and they are hereby relieved from any liability to any Person for any acts done by it in accordance with such decision, act, consent, waiver or instruction of the Check-Cap Legacy Holders’ Representative.

8.17 Termination of Employees and Contractors. Check-Cap shall, consistent with applicable Law, take all actions necessary to (a) terminate the employment of each of the employees of Check-Cap (other than those employees listed on Section 8.17 of the Check-Cap Disclosure Schedule or as otherwise agreed by the Parties) (the “Check-Cap Terminating Employees”) effective no later than the Closing Date (subject to payment in lieu of their contractual notice period which Check-Cap undertakes to perform prior to the Closing Date) by delivery of termination letters according to which their employment with Check-Cap shall terminate and after duly performing an employment termination process (including hearings prior to termination) consistent with applicable Law (including obtaining approval with respect to the termination of employment of the employees whose terminations require permits from a Governmental Authority), and (b) terminate the consulting relationship with each of the independent contractors of Check-Cap (other than those independent contractors listed on Section 8.17 of the Check-Cap Disclosure Schedule) (the “Check-Cap Terminating Contractors” and together with the Check-Cap Terminating Employees, the “Check-Cap Terminating Personnel”) effective no later than the Closing Date. Upon such termination, Check-Cap shall settle all accounts and payment to the Check-Cap Terminating Personnel of all of their rights relating to their employment or engagement and termination thereof consistent with applicable Law and their respective employment or consulting agreements with Check-Cap, including payment of severance and payment in lieu of their contractual notice period.

Section 9. CONDITIONS.

9.1 Conditions to the Obligations of Each Party. The obligations of each Party to effect the Mergers and otherwise consummate the Transactions to be consummated at the Closing are subject to the satisfaction or, to the extent permitted by applicable Law, the written waiver by each of the Parties, at or prior to the Closing, of each of the following conditions:

(a) Effectiveness of Registration Statement. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and shall not be subject to any stop order or proceeding (or threatened proceeding by the SEC) seeking a stop order with respect to the Registration Statement that has not been withdrawn.

(b) No Restraints. No temporary restraining order, preliminary or permanent injunction or other Order preventing the consummation of the Transactions shall have been issued by any court of competent jurisdiction or other Governmental Authority of competent jurisdiction and remain in effect and there shall not be any Law which has the effect of making the consummation of the Transactions illegal.

(c) Shareholder Approval. (i) Check-Cap shall have obtained the Check-Cap Shareholder Transaction Approval and (ii) Keystone shall have obtained the Keystone Stockholder Transaction Approval.

(d) Listing. The approval of the listing of the shares of PubCo Common Stock on Nasdaq shall have been obtained and the shares of PubCo Common Stock to be issued in the Mergers pursuant to this Agreement shall have been approved for listing (subject to official notice of issuance) on Nasdaq.

(e) Regulatory Matters. Any waiting period applicable to the consummation of the Mergers under any applicable Antitrust Law shall have expired or been terminated.

(f) Israeli Merger Matters. At least fifty (50) days shall have elapsed after the filing of the Israeli Merger Proposal with the Israeli Registrar and at least thirty (30) days shall have elapsed after the Check-Cap Shareholder Transaction Approval and the Israeli Registrar shall have issued the Certificate of Israeli Merger.

(g) ISA No-Action Letter. The ISA No-Action Letter shall have been obtained pursuant to Section 8.5.

(h) Israeli Tax Rulings. The following rulings shall have been obtained: (i) the 104H Tax Ruling (or if the 104H Tax Ruling is not obtained prior to the Closing, the 104H Interim Tax Ruling); (ii) the Withholding Tax

Ruling (if not incorporated as part of the 104H Tax Ruling); (iii) the Check-Cap Options Tax Ruling (or if the Check-Cap Options Tax Ruling is not obtained prior to the Closing, the Check-Cap Interim Options Tax Ruling); (iv) the 103T Tax Ruling (or if the 103T Tax Ruling is not obtained prior to the Closing, the 103T Interim Tax Ruling); (v) the Keystone Options Tax Ruling (or if the Keystone Options Tax Ruling is not obtained prior to the Closing, the Keystone Interim Options Tax Ruling); and (vi) the Capital Market Tax Ruling (if required by the ITA and if not incorporated as part of the 104H Tax Ruling or the Withholding Tax Ruling).

9.2 Conditions to the Obligations of Check-Cap. The obligations of Check-Cap to effect the Mergers and otherwise consummate the Transactions are subject to the satisfaction or the written waiver by Check-Cap, at or prior to the Closing, of each of the following conditions:

(a) Accuracy of Representations. The Keystone Fundamental Representations shall have been accurate and complete in all material respects (without giving effect to any references therein to any Keystone Material Adverse Effect or other materiality qualifications) as of the date of this Agreement and shall be accurate and complete on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be accurate and complete as of such date). The Keystone Capitalization Representations shall have been accurate and complete in all respects as of the date of this Agreement and shall be accurate and complete on and as of the Closing Date with the same force and effect as if made on and as of such date, except, in each case, (a) for such inaccuracies which are de minimis, individually or in the aggregate or (b) for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have been accurate and complete, subject to the qualifications as set forth in the preceding clause (a), as of such particular date). The representations and warranties of Keystone contained in this Agreement (other than the Keystone Fundamental Representations and the Keystone Capitalization Representations) shall have been accurate and complete as of the date of this Agreement and shall be accurate and complete on and as of the Closing Date with the same force and effect as if made on the Closing Date except (i) in each case, or in the aggregate, where the failure to be so accurate and complete would not reasonably be expected to have a Keystone Material Adverse Effect (without giving effect to any references therein to any Keystone Material Adverse Effect or other materiality qualifications) or (ii) for those representations and warranties which address matters only as of a particular date (which representations shall have been accurate and complete, subject to the qualifications as set forth in the preceding clause (i), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Keystone Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

(b) Performance of Covenants. Keystone, PubCo and the Merger Subs shall have performed or complied with in all material respects all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the U.S. Merger Effective Time.

(c) Closing Certificate. Check-Cap shall have received a certificate executed by the Chief Executive Officer or Chief Financial Officer of Keystone certifying that (a) the conditions set forth in Section 9.2(a) (Accuracy of Representations), Section 9.2(b) (Performance of Covenants), Section 9.2(d) (No Keystone Material Adverse Effect) and Section 9.2(e) (Termination of Keystone Investor Agreements) have been duly satisfied, and (b) the information set forth in the Keystone Allocation Schedule delivered in accordance with Section 3.1(b) is true and accurate in all respects as of the Closing Date.

(d) No Keystone Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Keystone Material Adverse Effect.

(e) Termination of Keystone Investor Agreements. The Keystone Investor Agreements shall have been terminated.

(f) Written Resignations. Keystone, PubCo and the Merger Subs shall have delivered or caused to be delivered copies of the written resignations of all the directors and officers of Keystone, PubCo and the Merger Subs (except for any director or officer who is designated pursuant to Section 2.5 if he or she is a director or officer of Keystone, PubCo or the Merger Subs, respectively, immediately prior to the Closing), effective as of the Closing.

(g) Registration Rights Agreement. Keystone shall have delivered or caused to be delivered counterparts of the Registration Rights Agreement duly executed by each of the Holders (as defined in the Registration Rights Agreement).

(h) IIA Undertaking. PubCo shall have delivered a completed and duly executed undertaking of PubCo in customary form (the “IIA Undertaking”) to be submitted to the IIA by PubCo on behalf of Check-Cap, together with the IIA Notice, following the Closing.

(i) Amendment of the Keystone 2021 SPA. Keystone shall have delivered, or caused to be delivered, evidence to Check-Cap’s reasonable satisfaction of an amendment to the Keystone 2021 SPA as set forth in Section 8.12(b).

9.3 Conditions to the Obligations of Keystone, PubCo and the Merger Subs. The obligations of Keystone, PubCo and the Merger Subs to effect the Mergers and otherwise consummate the Transactions are subject to the satisfaction or the written waiver by Keystone, at or prior to the Closing, of each of the following conditions:

(a) Accuracy of Representations. Each of the Check-Cap Fundamental Representations shall have been accurate and complete in all material respects (without giving effect to any references therein to any Check-Cap Material Adverse Effect or other materiality qualifications) as of the date of this Agreement and shall be accurate and complete on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be accurate and complete as of such date). The Check-Cap Capitalization Representations shall have been accurate and complete as of the date of this Agreement and shall be accurate and complete on and as of the Closing Date with the same force and effect as if made on and as of such date, except, in each case, (a) for such inaccuracies which are de minimis, individually or in the aggregate or (b) for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have been accurate and complete, subject to the qualifications as set forth in the preceding clause (a), as of such particular date). The representations and warranties of Check-Cap contained in this Agreement (other than the Check-Cap Fundamental Representations and the Check-Cap Capitalization Representations) shall have been accurate and complete as of the date of this Agreement and shall be accurate and complete on and as of the Closing Date with the same force and effect as if made on the Closing Date except (i) in each case, or in the aggregate, where the failure to be accurate and complete would not reasonably be expected to have a Check-Cap Material Adverse Effect (without giving effect to any references therein to any Check-Cap Material Adverse Effect or other materiality qualifications) or (ii) for those representations and warranties which address matters only as of a particular date (which representations shall have been accurate and complete, subject to the qualifications as set forth in the preceding clause (i), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Check-Cap Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

(b) Performance of Covenants. Check-Cap shall have performed or complied with in all material respects all of its agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Israeli Merger Effective Time.

(c) Closing Certificate. Keystone shall have received a certificate executed by the Chief Executive Officer of Check-Cap confirming that (i) the conditions set forth in Section 9.3(a) (Accuracy of Representations),

Section 9.3(b) (Performance of Covenants), Section 9.3(d) (No Check-Cap Material Adverse Effect) and Section 9.3(e) (Termination of Check-Cap Investor Agreements) have been duly satisfied, and (ii) the information set forth in the Check-Cap Allocation Schedule delivered in accordance with Section 3.1(a) is true and accurate in all respects as of the Closing Date.

(d) No Check-Cap Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Check-Cap Material Adverse Effect.

(e) Termination of Check-Cap Investor Agreements. The Check-Cap Investor Agreements shall have been terminated.

(f) Check-Cap Legacy Transactions. Keystone shall have received true and complete copies of all documentation for each Check-Cap Legacy Transaction entered into by Check-Cap.

(g) Termination of Employees and Contractors. Check-Cap shall have, consistent with applicable Law, taken all actions necessary to terminate the employment and consulting relationship of, and with each of, the Check-Cap Terminating Personnel effective no later than the Closing Date.

(h) Nasdaq Listing and No Suspension of Trading. The Check-Cap Ordinary Shares shall be listed on Nasdaq and no stop order or suspension of trading shall have been imposed or threatened in writing by any Governmental Authority or self-regulatory organization with respect to the public trading of the Check-Cap Ordinary Shares.

(i) Written Resignations. Check-Cap shall have delivered or caused to be delivered copies of the written resignations of all the directors and officers of Check-Cap (except for any director or officer who is designated pursuant to Section 2.5(a) if he or she is a director or officer of Check-Cap immediately prior to the Israeli Merger Effective Time), effective as of the Israeli Merger Effective Time.

(j) Check-Cap Dividend Court Approval. The Check-Cap Dividend Court Approval shall have been obtained.

(k) IIA Notice. Check-Cap shall have delivered to Keystone a completed IIA Notice to be submitted to the IIA by PubCo, on behalf of Check-Cap, following the Closing.

(l) Capital Reduction Tax Ruling. The Capital Reduction Tax Ruling shall have been obtained.

Section 10. TERMINATION.

10.1 Termination. This Agreement may be terminated prior to the Closing Date:

(a) by mutual written consent of Check-Cap and Keystone;

(b) by either Check-Cap or Keystone if the Mergers shall not have been consummated by January 31, 2024 (subject to possible extension as provided in this Section 10.1(b), the “Agreement End Date”); provided, however, that the right to terminate this Agreement under this Section 10.1(b) shall not be available to Keystone or Check-Cap if such Party’s action or failure to act has been a principal cause of the failure of the Mergers to occur on or before the Agreement End Date and such action or failure to act constitutes a breach of this Agreement; provided, further, that in the event that the SEC has not declared the Registration Statement effective under the Securities Act by the date which is sixty (60) days prior to the Agreement End Date, the Agreement End Date will automatically be extended one (1) time for an additional three (3) months;

(c) by either Check-Cap or Keystone if a court of competent jurisdiction or other Governmental Authority shall have issued a final and nonappealable Order, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Transactions; provided, however, that the right to terminate this Agreement under this Section 10.1(c) will not be available to any Party where material failure of such Party to fulfill any obligation under this Agreement has been the principal cause of, or resulted in, such Order or other action;

(d) by Check-Cap if the Keystone Stockholder Written Consent is not delivered to Check-Cap within twenty-four (24) hours following the execution and delivery of this Agreement;

(e) by either Check-Cap or Keystone if (i) the Check-Cap Shareholder Meeting (including any adjournments and postponements thereof) shall have been held and completed and the Check-Cap Shareholders shall have taken a final vote on the Check-Cap Shareholder Transaction Matters and (ii) the Check-Cap Shareholder Transaction Matters shall not have been approved at the Check-Cap Shareholder Meeting (or at any adjournment or postponement thereof) by the Check-Cap Shareholder Transaction Approval;

(f) by Keystone (at any time prior to the approval of the Check-Cap Shareholder Transaction Matters by the Check-Cap Shareholder Transaction Approval) if a Check-Cap Board Adverse Recommendation Change shall have occurred;

(g) by Check-Cap, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by Keystone, PubCo or the Merger Subs or if any representation or warranty of Keystone, PubCo or the Merger Subs shall have become inaccurate, in either case, such that the conditions set forth in Section 9.2(a) (Accuracy of Representations) or Section 9.2(b) (Performance of Covenants) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that Check-Cap is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further, that if such inaccuracy in Keystone’s or PubCo’s or any of the Merger Subs’ representations and warranties or breach by Keystone, PubCo or the applicable Merger Sub is curable by Keystone, PubCo or such Merger Sub, as applicable, then this Agreement shall not terminate pursuant to this Section 10.1(g) as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a 30-day period commencing upon delivery of written notice from Check-Cap to Keystone, PubCo or the applicable Merger Sub of such breach or inaccuracy and its intention to terminate pursuant to this Section 10.1(g) and (ii) Keystone, PubCo or the applicable Merger Sub ceasing to exercise commercially reasonable efforts to cure such breach following delivery of written notice from Check-Cap to Keystone, PubCo or the applicable Merger Sub of such breach or inaccuracy and its intention to terminate pursuant to this Section 10.1(g) (it being understood that this Agreement shall not terminate pursuant to this Section 10.1(g) as a result of such particular breach or inaccuracy if such breach by Keystone, PubCo or the applicable Merger Sub is cured prior to such termination becoming effective);

(h) by Keystone, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by Check-Cap or if any representation or warranty of Check-Cap shall have become inaccurate, in either case, such that the conditions set forth in Section 9.3(a) (Accuracy of Representations) or Section 9.3(b) (Performance of Covenants) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that Keystone is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further, that if such inaccuracy in Check-Cap’s representations and warranties or breach by Check-Cap is curable by Check-Cap, then this Agreement shall not terminate pursuant to this Section 10.1(h) as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a thirty (30)-day period commencing upon delivery of written notice from Keystone to Check-Cap of such breach or inaccuracy and its intention to terminate pursuant to this Section 10.1(h) and (ii) Check-Cap ceasing to exercise commercially reasonable efforts to cure such breach following delivery of written notice from Keystone to Check-Cap of such breach or inaccuracy and its intention to terminate pursuant to this Section 10.1(h) (it being understood that this Agreement shall not terminate pursuant to this Section 10.1(h) as a result of such particular breach or inaccuracy if such breach by Check-Cap is cured prior to such termination becoming effective); or

(i) by Check-Cap (at any time prior to the approval of the Check-Cap Shareholder Transaction Matters by the Check-Cap Shareholder Transaction Approval) and following compliance with all of the requirements set forth in the proviso to this Section 10.1(i), upon the Check-Cap Board authorizing Check-Cap to enter into a Permitted Alternative Agreement (other than an Acceptable Confidentiality Agreement permitted pursuant to Section 7.4); provided, however, that Check-Cap shall not enter into any Permitted Alternative Agreement (other than an Acceptable Confidentiality Agreement permitted pursuant to Section 7.4) unless: (i) Keystone shall have received written notice from Check-Cap of Check-Cap’s intention to enter into such Permitted Alternative Agreement at least four (4) Business Days in advance of the date on which Check-Cap proposes to take such action (the “Termination Notice Period”), with such notice describing in reasonable detail the reasons for such intention as well as the material terms and conditions of such Permitted Alternative Agreement, including the identity of the counterparty, together with copies of the then current draft of such Permitted Alternative Agreement and any other related principal transaction documents (to the extent provided to and in the possession of Check-Cap or its Representatives), (ii) Check-Cap shall have complied in all material respects with its obligations under Section 7.4 (No Solicitation), (iii) the Check-Cap Board shall have determined in good faith, after consultation with its outside legal counsel and financial advisors, that the failure to enter into such Permitted Alternative Agreement would reasonably be expected to be inconsistent with its fiduciary obligations under applicable Law, (iv) if, during the Termination Notice Period, Keystone shall have delivered to Check-Cap one or more counterproposals to the Acquisition Proposal to which such Permitted Alternative Agreement relates, then Check-Cap and its Representatives shall have negotiated with Keystone in good faith (to the extent Keystone desires to negotiate) to make such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal would cease to constitute a Superior Offer, (v) in the event of a material amendment to such Acquisition Proposal (including any revision in the purchase price or valuation, as applicable, or percentage of the combined company that the Check-Cap Shareholders would receive as a result of such Acquisition Proposal), Check-Cap shall have provided Keystone with notice of such material amendment and the Termination Notice Period shall be renewed to ensure that at least two (2) Business Days remain in the Termination Notice Period following such notification, and the Parties shall comply again with the requirements of this Section 10.1(i) (it being understood that there may be multiple extensions of the Termination Notice Period in the event of multiple material amendments to such Acquisition Proposal), (vi) at the end of the Termination Notice Period, the Check-Cap Board shall have determined, after consultation with its outside legal counsel and financial advisors, that the adjustments to the terms and conditions of this Agreement proposed by Keystone in accordance with clause (iv) above so that the Acquisition Proposal would cease to constitute a Superior Offer, are not sufficient to prevent the Acquisition Proposal from constituting a Superior Offer and accordingly, the failure to enter into such Permitted Alternative Agreement would reasonably be expected to be inconsistent with its fiduciary obligations under applicable Law and (vii) Check-Cap shall pay to Keystone the Keystone Termination Fee in accordance with Section 10.3(d); or

(j) by Keystone (at any time prior to the approval of the Check-Cap Shareholder Transaction Matters by the Check-Cap Shareholder Transaction Approval) and following compliance with all of the requirements set forth in the proviso to this Section 10.1(j), upon the Keystone Board authorizing Keystone to enter into a Permitted Alternative Agreement (other than an Acceptable Confidentiality Agreement permitted pursuant to Section 7.4); provided, however, that Keystone shall not enter into any Permitted Alternative Agreement (other than an Acceptable Confidentiality Agreement permitted pursuant to Section 7.4) unless: (i) Keystone shall have complied in all material respects with its obligations under Section 7.4 (No Solicitation) and (ii) Keystone shall pay to Check-Cap the Check-Cap Termination Fee in accordance with Section 10.3(e); or

(k) by Check-Cap if (i) Keystone shall not have complied with its obligation set forth in Section 8.12(b) within the timeframe set forth therein or (ii) any Purchaser (as defined in the Keystone 2021 SPA) shall have redeemed any shares of Keystone Common Stock pursuant to the Keystone 2021 SPA.

The Party desiring to terminate this Agreement pursuant to this Section 10.1 (other than pursuant to Section 10.1(a)) shall give a notice of such termination to the other Party specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail.

10.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 10.1, this Agreement shall be of no further force or effect; provided, however, that (a) this Section 10.2, Section 10.3, and Section 11 shall survive the termination of this Agreement and shall remain in full force and effect and (b) the termination of this Agreement and the provisions of Section 10.3 shall not relieve any Party of any liability for fraud or for any willful and material breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement.

10.3 Expenses; Termination Fees.

(a) Except as set forth in this Section 10.3 or in Section 8.10, all Transaction Costs incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such Transaction Costs, whether or not the Mergers are consummated; provided, however, that Check-Cap and Keystone shall share equally all Transaction Costs incurred in relation to the printing and filing with the SEC of the Registration Statement (including any financial statements and exhibits) and any amendments or supplements thereto and paid to a financial printer or the SEC.

(b) If (i) this Agreement is terminated by Check-Cap or Keystone pursuant to Section 10.1(e) and (ii) (A) at any time after the date of this Agreement and prior to the Check-Cap Shareholder Meeting, an Acquisition Proposal with respect to Check-Cap shall have been publicly announced, disclosed or otherwise communicated to the Check-Cap Board and shall not have been withdrawn (provided that all references to 25% in the definition of Acquisition Transaction shall be treated as references to 50% for purposes of this clause (ii) of this Section 10.3(b)), and (B) within twelve (12) months after the date of such termination, Check-Cap enters into a definitive agreement with respect to an Acquisition Transaction, then Check-Cap shall pay to Keystone, within sixty (60) days as of such entry into a definitive agreement with respect to an Acquisition Transaction, a nonrefundable fee in an amount equal to (1) $1,500,000 plus (2) fees and expenses incurred by Keystone in connection with the Transactions not to exceed $1,500,000 (the “Keystone Termination Fee”).

(a) If this Agreement is terminated by Keystone pursuant to Section 10.1(f), then Check-Cap shall pay to Keystone, within sixty (60) days after such termination, the Keystone Termination Fee.

(d) If (i) this Agreement is terminated by Check-Cap pursuant to Section 10.1(i) and (ii) Check-Cap enters into a Permitted Alternative Agreement in accordance with Section 10.1(i), then Check-Cap shall pay to Keystone, within sixty (60) days as of such entry into a Permitted Alternative Agreement, the Keystone Termination Fee.

(e) If (i) this Agreement is terminated by Keystone pursuant to Section 10.1(j) and (ii) Keystone enters into a Permitted Alternative Agreement in accordance with Section 10.1(j), then Keystone shall pay to Check-Cap, within sixty (60) days as of such entry into a Permitted Alternative Agreement, a nonrefundable fee in an amount equal to (1) $4,000,000 plus (2) fees and expenses incurred by Check-Cap in connection with the Transactions not to exceed $1,000,000 (the “Check-Cap Termination Fee”).

(f) If this Agreement is terminated by Check-Cap pursuant to Section 10.1(d), then Keystone shall pay to Check-Cap, concurrent with such termination, the Check-Cap Termination Fee.

(g) If either Party fails to pay when due any amount payable by it under this Section 10.3, then (i) such Party shall reimburse the other Party for reasonable costs and expenses (including reasonable fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by the other Party of its rights under this Section 10.3 and (ii) such Party shall pay to the other Party interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to the other Party in full) at a rate per annum equal to the “prime rate” (as announced by Bank of America or any successor thereto) in effect on the date such overdue amount was originally required to be paid plus three percent (3%).

(h) The Parties agree that, subject to Section 10.2, the payment of the fees and expenses set forth in this Section 10.3 shall be the sole and exclusive remedy of each Party following a termination of this Agreement under the circumstances described in this Section 10.3, it being understood that in no event shall either Check-Cap or Keystone be required to pay the individual fees or expenses payable pursuant to this Section 10.3 on more than one occasion. Subject to Section 10.2, following the payment of the fees and expenses set forth in this Section 10.3 by a Party, (i) such Party shall have no further liability to the other Party in connection with or arising out of this Agreement or the termination thereof, any breach of this Agreement by such other Party giving rise to such termination, or the failure of the Transactions to be consummated, (ii) no other Party or their respective Affiliates shall be entitled to bring or maintain any other claim, action or proceeding against such Party or seek to obtain any recovery, judgment or damages of any kind against such Party (or any partner, member, stockholder, director, officer, employee, Subsidiary, Affiliate, agent or other Representative of such Party) in connection with or arising out of this Agreement or the termination thereof, any breach by such Party giving rise to such termination or the failure of the Transactions to be consummated and (iii) all other Parties and their respective Affiliates shall be precluded from any other remedy against such Party and its Affiliates, at Law or in equity or otherwise, in connection with or arising out of this Agreement or the termination thereof, any breach by such Party giving rise to such termination or the failure of the Transactions to be consummated. Each of the Parties acknowledges that (A) the agreements contained in this Section 10.3 are an integral part of the Transactions, (B) without these agreements, the Parties would not enter into this Agreement and (C) any amount payable pursuant to this Section 10.3 is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the Parties in the circumstances in which such amount is payable.

Section 11. MISCELLANEOUS.

11.1 Non-Survival of Representations and Warranties. The representations and warranties of Keystone, Check-Cap, PubCo and Merger Subs contained in this Agreement or any certificate or instrument delivered pursuant to this Agreement shall terminate at the U.S. Merger Effective Time, and only the covenants that by their terms survive the U.S. Merger Effective Time and this Section 11 shall survive the U.S. Merger Effective Time.

11.2 Amendment. This Agreement may be amended with the approval of the respective boards of directors of Keystone, Merger Subs, PubCo and Check-Cap at any time (whether before or after obtaining the Check-Cap Shareholder Transaction Approval); provided, however, that after any such approval of this Agreement by a Party’s stockholders, no amendment shall be made which by Law requires further approval of such stockholders without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of Keystone, Merger Subs, PubCo and Check-Cap.

11.3 Waiver.

(a) Any provision hereof may be waived by the waiving Party solely on such Party’s own behalf, without the consent of any other Party. No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b) No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

11.4 Entire Agreement; Counterparts. This Agreement and the other agreements referred to in this Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect in accordance with its terms. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all Parties by facsimile or electronic transmission in .PDF format shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

11.5 Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of Laws; provided that the matters relating to any Check-Cap corporate matters required to be governed by the Laws of Israel (including corporate approvals for this Agreement and Transactions and duties of directors of Check-Cap and Israeli Merger Sub and matters related thereto) shall be governed by the Laws of Israel. In any action or proceeding between any of the Parties arising out of or relating to this Agreement or any of the Transactions, each of the Parties: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 11.5, (c) waives any objection to laying venue in any such action or proceeding in such courts, (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any Party, (e) agrees that service of process upon such Party in any such action or proceeding shall be effective if notice is given in accordance with Section 11.7 of this Agreement and (f) irrevocably waives the right to trial by jury. Notwithstanding the foregoing, with respect to any action or proceeding arising out of this Agreement or any of the Transactions that primarily relates to Israeli Law matters, each of the parties hereto (i) consents to submit itself to the personal jurisdiction of the courts of Tel-Aviv, Israel, and (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court. Each of the Parties agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. Each Party irrevocably consents to service of process inside or outside the territorial jurisdiction of the courts referred to in this Section 11.5 in the manner provided for notices in Section 11.7. Nothing in this Agreement will affect the right of any Party to serve process in any other manner permitted by applicable Law.

11.6 Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and assigns; provided, however, that neither this Agreement nor any of a Party’s rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of the other Party, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such Party without the other Party’s prior written consent shall be void and of no effect. Notwithstanding the foregoing, Keystone may, without the consent of any other Party, assign its rights hereunder for collateral security purposes to any lender (or Affiliate thereof) of Keystone, provided that Keystone shall provide notice to Check-Cap as soon as practicable following any such assignment.

11.7 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given (a) upon delivery via a reputable international overnight courier service, (b) upon delivery in person or (c) upon delivery by email during normal business hours at the location of the recipient, otherwise on the next succeeding Business Day, in each case addressed to the intended recipient as set forth below:

(a)	If to Check-Cap:

Check-Cap Ltd.

Check-Cap Building 29 Abba Hushi Avenue

P.O. Box 1271

Isfiya, 3009000, Israel

Attention: Steven Hanley

Email: hanley@medibeacon.com

with a copy to (which shall not constitute notice):

Greenberg Traurig, P.A.

One Azrieli Center, Round Tower, 30th floor

132 Menachem Begin Rd.

Tel Aviv, 6701101, Israel

Attention: Gary M. Emmanuel; Mark Selinger

Email: gary.emmanuel@gtlaw.com; mark.selinger@gtlaw.com

FISCHER (FBC & Co.)

146 Menachem Begin Rd.

Tel Aviv, 6492103, Israel

Attention: Eran Yaniv; Sharon Rosen

Email: eyaniv@fbclawyers.com; srosen@fbclawyers.com

(b)	If to PubCo, Keystone, U.S. Merger Sub or Israeli Merger Sub:

Keystone Dental Holdings, Inc.

154 Middlesex Turnpike

Burlington, MA 01803 USA

Attention: Amnon Tamir

Email: ATamir@keystonedental.com

with a copy to (which shall not constitute notice):

Goldfarb Gross Seligman & Co.

One Azrieli Center, Round Building

132 Menachem Begin Rd.

Tel Aviv, 6701101, Israel

Attention: Adam M. Klein; Daniel P. Kahn

Email: adam.klein@goldfarb.com; daniel.kahn@goldfarb.com

Stevens & Lee, P.C.

1500 Market Street, East Tower, Suite 1800

Philadelphia, PA 19102

Attention: Joseph Wolfson

Email: Joseph.wolfson@stevenslee.com

11.8 Cooperation. Each Party agrees to cooperate fully with the other Party and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the other Party to evidence or reflect the Transactions and to carry out the intent and purposes of this Agreement.

11.9 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

11.10 Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at Law or in equity, and each of the Parties waives any bond, surety or other security that might be required of any other Party with respect thereto.

11.11 No Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties and the D&O Indemnified Parties to the extent of their respective rights pursuant to Section 8.8) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the Parties have caused this agreement to be executed as of the date first above written.

CHECK-CAP LTD.

By:
Name:
Title:

CAPSTONE DENTAL PUBCO, INC.

By:
Name:
Title:

CAPSTONE MERGER SUB LTD.

By:
Name:
Title:

CAPSTONE MERGER SUB CORP.

By:
Name:
Title:

KEYSTONE DENTAL HOLDINGS, INC.

By:
Name:
Title:

[Signature Page to Business Combination Agreement]

Annex B

Strictly Confidential

August 15, 2023

Board of Directors, Check-Cap, Ltd.

29 Abba Hushi Ave., P.O Box 1271

Isfiya

Attention: Steve Hanley, MBA

Chairman of the Board

Members of Check-Cap’s Board of Directors:

We have been advised that Check-Cap, Ltd., an Israeli corporation (“Check-Cap”), proposes to enter into a Business Combination Agreement (the “Agreement”), by and among Keystone Dental Holdings, Inc., a Delaware corporation (“Keystone”), Capstone Dental PubCo, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Keystone (“PubCo”), Capstone Merger Sub, Ltd., an Israeli company and a direct, wholly owned subsidiary of PubCo (“Israeli Merger Sub”), Capstone Merger Sub Corp., a Delaware corporation and a direct, wholly owned subsidiary of PubCo (“U.S. Merger Sub”), and Check-Cap. Upon the consummation of the transactions contemplated under the Agreement, Israeli Merger Sub will merge with and into Check-Cap (the “Israeli Merger”), with Check-Cap surviving the Israeli Merger as a direct, wholly owned subsidiary of PubCo, and U.S. Merger Sub will merge with and into Keystone (the “U.S. Merger” and, together with the Israeli Merger, the “Mergers”), with Keystone surviving the U.S. Merger as a direct, wholly owned subsidiary of PubCo. Upon the consummations of the Mergers, (i) each Check-Cap ordinary share par value NIS 48.00 each (“Ordinary Shares”) issued and outstanding immediately prior to the consummation of the Israeli Merger will be deemed to have been transferred to PubCo, and the rights of the holders of the Ordinary Shares immediately prior to the consummation of the Israeli Merger shall automatically convert into and represent the right to receive a number of validly issued, fully paid and nonassessable shares of PubCo common stock equal to the Check-Cap Exchange Ratio (as defined in the Agreement) and (ii) each share of Keystone common stock, par value $0.01 per share, of the U.S. Surviving Corporation issued and outstanding immediately prior to the U.S Merger will be canceled and converted into the right to receive the number of shares of PubCo common stock equal to the Keystone Exchange Ratio (as defined in the Agreement). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Agreement.

We have assumed, with your consent, that the Check-Cap Shareholder Transaction Approval will have been obtained prior to the consummation of the Israeli Merger. We have been informed that the Check-Cap Net Cash amount is expected to be, and we have assumed, with your consent, that it will be, approximately $22.3 million at Closing. The terms and conditions of the Mergers are more fully set forth in the Agreement.

Immediately following the consummation of the Mergers, the holders of Keystone common stock, options and warrants will in the aggregate hold approximately 85.0% of the fully-diluted shares of PubCo and the Check-Cap shareholders will in the aggregate hold approximately 15.0% of the fully-diluted shares of PubCo.

LADENBURG THALMANN & CO. INC.

640 5th Avenue, 4th floor

New York, NY 10019

Phone 212. 409. 2000     •     Fax 212.409.2169

Check-Cap, Ltd.

August 15, 2023

We have, with your consent, relied upon the assumption that all information and documents provided to us by Check-Cap and Keystone are accurate, genuine and complete in all material respects. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our Opinion of which we become aware after the date hereof. We have assumed there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of Check-Cap or Keystone since the date of the last financial statements made available to us. We have not obtained any independent evaluations, valuations or appraisals of the assets or liabilities of Check-Cap or Keystone, nor have we been furnished with such materials. In addition, we have not evaluated the solvency or fair value of Check-Cap or Keystone under any state, federal or foreign laws relating to bankruptcy, insolvency or similar matters.

Our Opinion does not address any legal, regulatory, tax or accounting matters related to the Mergers, as to which we have assumed that Check-Cap and its Board of Directors (the “Board”) have received such advice from legal, tax and accounting advisors as each has determined appropriate. Our Opinion addresses only the fairness from a financial point of view of the Check-Cap Exchange Ratio as set forth in the Agreement to the holders of the Ordinary Shares.

We express no view as to any other aspect or implication of the Mergers or any other agreement or arrangement entered into in connection with the Agreement. Our Opinion is necessarily based upon economic and market conditions and other circumstances as they exist and can be evaluated by us on the date hereof. It should be understood that although subsequent developments may affect our Opinion, we do not have any obligation to update, revise or reaffirm our Opinion and we expressly disclaim any responsibility to do so.

We have not considered any potential legislative or regulatory changes currently being considered or recently enacted by the United States or any foreign government, or any domestic or foreign regulatory body, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the Securities and Exchange Commission (the “SEC”), the Financial Accounting Standards Board, or any similar foreign regulatory body or board.

In your capacity as members of the Board, you have requested our opinion (our “Opinion”) as to the fairness, from a financial point of view and as of the date hereof, of the Check-Cap Exchange Ratio as set forth in the Agreement to the holders of the Ordinary Shares.

In connection with our Opinion, we took into account an assessment of general economic, market and financial conditions as well as our experience in connection with similar transactions and securities valuations generally and, among other things:

•	Reviewed the latest draft Agreement;

•

Reviewed and analyzed certain publicly available financial and other information for each of Check-Cap and Keystone, respectively, including equity research on comparable companies, and certain other relevant financial and operating data furnished to Ladenburg by the Check-Cap Board and Keystone management, respectively;

•	Reviewed and analyzed certain relevant historical financial and operating data concerning Keystone furnished to Ladenburg by the management of Keystone;

•	Discussed with certain members of the Check-Cap Board and Keystone management the historical and current business operations, financial condition and prospects of Check-Cap and Keystone, respectively;

Check-Cap, Ltd.

August 15, 2023

•	Reviewed and analyzed certain operating results of Keystone as compared to operating results and the reported price and trading histories of certain publicly traded companies that we deemed relevant;

•	Reviewed and analyzed certain financial terms of the Agreement as compared to the publicly available financial terms of certain selected business combinations that we deemed relevant;

•	Reviewed and analyzed certain financial terms of completed initial public offerings for certain companies that we deemed relevant;

•	Reviewed certain pro forma financial effects of the Merger;

•

Reviewed and analyzed certain internal financial analyses, including the cash burn model over the next year, projections as to cost and expenses and whether concurrent capital raised would sufficiently cover select programs, reports, preliminary internal market opportunity assumptions and other information concerning Keystone as prepared by Keystone, which were further revised by Check Cap and utilized as instructed by the Check-Cap Board; and

•

Reviewed and analyzed such other information and such other factors, and conducted such other financial studies, analyses and investigations, as we deemed relevant for the purposes of rendering our Opinion.

For purposes of rendering our Opinion we have assumed, with your consent, that except as would not be in any way meaningful to our analysis: (i) the final form of the Agreement will not differ from the draft that we have reviewed; (ii) the representations and warranties of each party contained in the Agreement are true and correct in all respects; (iii) each party will perform all of the covenants and agreements required to be performed by such party under the Agreement; and (iv) the transactions contemplated by the Agreement will be consummated in accordance with the terms of the Agreement, without any waiver or amendment of any term or condition thereof. We have also assumed that all governmental, regulatory and other consents and approvals contemplated by the Agreement or otherwise required for the transactions contemplated by the Agreement will be obtained and that in the course of obtaining any of those consents no restrictions will be imposed, or waivers made that would have an adverse effect on Check-Cap, Keystone, or the contemplated benefits of the Mergers. We have assumed that the Mergers will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal, state and foreign statutes and the rules and regulations promulgated thereunder.

It is understood that this letter is intended for the benefit and use of the Board (in its capacity as such) in its consideration of the financial terms of the Mergers and, except as set forth in our engagement letter with Check-Cap, dated as of April 21, 2023 (the “Engagement Letter”), may not be used for any other purpose or reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose without our prior written consent, except that this Opinion may be included in its entirety in any filing related to the Israeli Merger or the Check-Cap Shareholder Transaction Approval required to be filed with the SEC and any proxy statement to be mailed to holders of Ordinary Shares. This letter does not constitute a recommendation to the Board of whether to approve the Agreement, including the Israeli Merger or to any shareholder of Check-Cap or any other person as to how to vote or act with respect to the transactions contemplated by the Agreement (including the Merger) or any other matter. Our Opinion does not address Check-Cap’s underlying business decision to proceed with the Israeli Merger or the relative merits of the Israeli Merger compared to other alternatives available to Check-Cap. We express no opinion as to the prices or ranges of prices at which shares or the securities of any person, including Check-Cap, will trade at any time, including following the announcement or consummation of the Mergers, or as to the potential effects of volatility in the credit, financial, and stock markets on Check-Cap, Keystone or the transactions contemplated by the Agreement. We have not been requested to opine as to, and our

Check-Cap, Ltd.

August 15, 2023

Opinion does not in any manner address, the amount or nature of compensation to any of the officers, directors or employees of any party to the Mergers, or any class of such persons, relative to the compensation to be paid to the holders of Ordinary Shares in connection with the Israeli Merger or with respect to the fairness of any such compensation.

Ladenburg is a full-service investment bank providing investment banking, brokerage, equity research, institutional sales and trading, and asset management services. As part of our investment banking services, we are regularly engaged in the valuation of businesses and their securities in connection with mergers, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. We have acted as Check-Cap’s financial advisor in connection with the Israeli Merger and will receive a fee for our services pursuant to the terms of our Engagement Letter, a significant portion of which is contingent upon consummation of the Mergers. In addition, Check-Cap has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise out of our engagement. We will also receive an additional fee for rendering our Opinion set forth below pursuant to the Engagement Letter. In the two years preceding the date hereof, Ladenburg has not had a relationship with Check-Cap and has not received any fees from Check-Cap, other than the $150,000 up-front retainer which was paid to Ladenburg pursuant to the Engagement Letter in connection with its engagement by Check-Cap thereunder. In the two years preceding the date hereof, Ladenburg has not had a relationship with Keystone or any of its affiliates and has not received any fees from Keystone or any of its affiliates. Ladenburg and its affiliates may in the future seek to provide investment banking or financial advisory services to Check-Cap and Keystone and/or their respective affiliates and expect to receive fees for the rendering of these services.

In the ordinary course of business, Ladenburg or certain of our affiliates, as well as investment funds in which we or our affiliates may have financial interests, may acquire, hold or sell long or short positions, or trade or otherwise effect transactions in debt, equity, and other securities and financial instruments (including bank loans and other obligations) of, or investments in, Check-Cap, Keystone or any other party that may be involved in the Mergers and/or their respective affiliates.

Consistent with applicable legal and regulatory requirements, Ladenburg has adopted policies and procedures to establish and maintain the independence of our research department and personnel. As a result, our research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to Check-Cap and the proposed Israeli Merger that may differ from the views of Ladenburg’s investment banking personnel.

The Opinion set forth below was reviewed and approved by a fairness opinion committee of Ladenburg.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein and such other factors that we deem relevant, it is our opinion that, as of the date hereof, the Check-Cap Exchange Ratio is fair, from a financial point of view, to the holders of Check-Cap Ordinary Shares.

Very truly yours,

/s/ Ladenburg Thalmann

Ladenburg Thalmann & Co. Inc.

Annex C 15/8/2023

The Board of Directors

Check-Cap Ltd.

We understand that Check-Cap Ltd., an Israeli company (“Check-Cap”), whose shares are listed on Nasdaq, is entering into a business combination transaction (the “Transaction”) with Keystone Dental Holdings, Inc., a Delaware corporation (“Keystone”), pursuant to which (i) Capstone Merger Sub Ltd., an Israeli company and a wholly-owned subsidiary of Capstone Dental Pubco, Inc., a Delaware corporation (“PubCo”), which is a wholly-owned subsidiary of Keystone, will merge into Check-Cap, in an Israeli merger, with Check-Cap surviving as a direct, wholly owned subsidiary of PubCo; and (ii) Capstone Merger Sub Corp., a Delaware corporation and wholly-owned subsidiary of PubCo, will merge into Keystone, in a U.S. merger, with Keystone surviving as a direct, wholly owned subsidiary of PubCo. In each of the mergers, the former shareholders of Check-Cap and Keystone shall receive shares of PubCo. Based on the exchange ratio, following the closing of the transaction, Check-Cap shareholders will hold 15%, and Keystone shareholders will hold 85% of PubCo, on a fully diluted basis (“Exchange Ratio”). We also note that if Check-Cap enters into a Check-Cap Legacy Transaction at any time prior to or on the Closing Date, any and all Check-Cap Legacy Transaction Eligible Proceeds not otherwise distributed before the Closing shall be distributed and paid to (and only to) each holder of Check-Cap Ordinary Shares that are issued and outstanding immediately prior to the Israeli Merger Effective Time.

The Board of Directors of Check-Cap has requested Variance Economic Consulting Ltd. (“Variance”) to render an opinion (the “Opinion”) as to the fairness, from a financial point of view, of the Exchange Ratio.

In conducting our analysis and arriving at the Opinion expressed herein, we have among other things, (i) reviewed audited financial statements of Keystone for fiscal years ending December 31, 2020-2022 and Q1 2023; (ii) reviewed audited financial statements of Check-Cap for fiscal years ending December 31, 2020-2022 and the first six months ended on June 30, 2023; (iii) performed analysis of Check-Cap’s financial strength and its ability to meet its financial obligations (iv) reviewed information provided to us by the managements of Check-Cap and Keystone; including certain financial forecasts and estimates, internal financial analyses, budgets, reports and other information or, together, the Forecasts; (v) held discussions with various members of senior management of Check-Cap and Keystone concerning historical and current operations, financial conditions and prospects, including recent financial performance; (vi) reviewed the recent share trading price history of Check-Cap; and (vi) reviewed the fairness opinion presentation to the board of Check-Cap implied by Ladenburg Thalman & Co. Inc. (“Ladenburg Fairness”) related to the Transaction. In addition, we have conducted such other quantitative reviews, analyses and inquiries relating to Check-Cap and Keystone as we considered appropriate in rendering this opinion.

The Opinion includes a description of the methodology, the analysis and the main assumptions that were used to examine the fairness and reasonability of the Exchange Ratio. The Opinion relies on accepted methodologies, that include, inter alia, the following: (1) estimating Keystone’s fair value based on the (i) Discounted Cash Flow (DCF) approach; and (ii) Market approach using revenues multipliers of companies with similar operating qualities; (2) estimating Check-Cap’s fair value based on the NAV approach including the value assigned to being a publicly traded company; (3) examining the Exchange Ratio derived from the valuations described above; and (4) examining the Exchange Ratio derived from the Ladenburg Fairness.

In rendering our Opinion, we relied upon and assumed, without independent verification or investigation, the accuracy and completeness of all the information that was publicly available or supplied or otherwise provided to

Variance Economic Consulting Ltd.	C-1	Tel: +972 3 5025155 Fax: +972 3 5025175

us by Keystone and Check-Cap and their respective employees and formed a substantial basis for the Opinion. With respect to the Forecasts provided by the managements of Keystone and Check-Cap, we have assumed that the Forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of Keystone and Check-Cap as to the future financial performance of the companies. We have also assumed that there were no material changes in the assets, liabilities, financial conditions, results of operations, business or prospects of Keystone and Check-Cap since the date of the last financial statements that were made available to us. We have neither made nor obtained any independent evaluations or appraisals of the assets or liabilities, contingent or otherwise, of Keystone and Check-Cap.

In this Opinion, we also addressed forward looking information that was provided to us by the managements of Check-Cap and Keystone. The forward-looking estimates cannot predict the future; they are based on information available to Check-Cap and Keystone on the valuation date and include the assessments and intentions of their managements as of the valuation date, some of which, were provided verbally. If these assessments by the managements of Check-Cap and Keystone are not realized, the actual results may be significantly different from the estimated or perceived results based on this information, as was used in the Opinion. Moreover, the Opinion itself relies on information that anticipates the future, and represents our assessment concerning various parameters and is based on information submitted to us. If these assessments are not realized, the actual results could be significantly different. It should be understood that, although subsequent developments may affect this Opinion, we do not have any obligation to update, revise or reaffirm this Opinion. As you are aware, the credit, financial and stock markets have been experiencing unusual volatility and we express no opinion or view as to any potential effects of such volatility on the Merger, and this Opinion does not purport to address potential developments in any of such markets.

The Opinion does not constitute a due diligence examination and does not claim to opine on any factual information provided to us and did not involve the scrutiny of Check-Cap and Keystone contracts and contractual relations. It is emphasized that we are not legal, tax, regulatory or accounting advisors and we have relied upon, without independent verification, the assessment of Check-Cap and Keystone and their legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. This Opinion does not constitute any legal advice, accounting, tax, or regulatory opinion.

We hereby confirm that we are free of conflict of interest concerning the execution of this work and the provision of the Opinion; we have no personal interests in Check-Cap and Keystone’s shares and/or a transaction under consideration and we are not dependent on Check-Cap or Keystone and/or on one of their controlling shareholders and/or on any person acting on their behalf (including functionaries, members of their respective Boards of Directors, shareholders, or any other third party), directly or indirectly. It is noted that we received or will receive fees that are immaterial to our overall business in connection with this Opinion. The fees for the preparation of this opinion and all that is related to it have been determined in advance and are not contingent on the results of this Opinion. It is hereby clarified that we did not participate in negotiations that took place for the Merger.

In no event will we bear responsibility for any loss, damage, cost or expense that will be incurred in any way as a result of fraud, false representation, misleading behavior, providing false information or by the withholding of information to us. This Opinion is provided according to our professional knowledge based on the information provided to us by Check-Cap and Keystone, as mentioned above. The aforementioned information provided to us is the sole responsibility of Check-Cap and Keystone. Our responsibility towards Check-Cap, for claims, loss, expenses or other damage that will be incurred due to the opinion (hereinafter: “Damage”) is limited to up to

Variance Economic Consulting Ltd.	C-2	Tel: +972 3 5025155 Fax: +972 3 5025175

three times the amount of the consulting fees (hereinafter: “the Maximum Amount”), except in the case of damages resulting from our lack of good faith, malice or serious negligence and/or by a person on our behalf. Check-Cap will compensate us for damage incurred based on this Opinion, that exceeds the Maximum Amount (up to the Maximum Amount, there is no compensation) provided Check-Cap will be afforded the opportunity to participate in the defense of the claim pursuant to which such damage was incurred, unless in the event the damage is related to our lack of good faith, malice or negligence and/or by a person on our behalf.

We consent to the inclusion of this Opinion in its entirety and reference to this Opinion in any proxy statement required to be distributed to Check-Cap’ shareholders in connection with the Merger so long as such inclusion and reference is in form and substance acceptable to us and our counsel. This Opinion should not be used or quoted for any purpose other than the purpose mentioned hereinabove.

In our opinion, based on all of the aforementioned and pursuant to the implementation of the aforementioned procedures, the Exchange Ratio provided for in the Transaction is fair and reasonable to Check-Cap, from a financial point of view. This Opinion is for the use of the Board of Directors of Check-Cap in its evaluation of the transaction and does not constitute a recommendation to any shareholder as to how such shareholder should vote or act with respect to any matters relating to the transaction.

Sincerely,

Variance Economic Consulting Ltd.

Variance Economic Consulting Ltd.	C-3	Tel: +972 3 5025155 Fax: +972 3 5025175

Annex D

FORM OF

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

CAPSTONE DENTAL PUBCO, INC.

CAPSTONE DENTAL PUBCO, INC., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY AS FOLLOWS:

1. The present name of the Corporation is “Capstone Dental Pubco, Inc.” The Corporation was incorporated under the name “Capstone Dental Pubco, Inc.” by the filing of its original certificate of incorporation with the Secretary of State of the State of Delaware on July 31, 2023 (the “Original Certificate”).

2. This Amended and Restated Certificate of Incorporation of the Corporation (the “Amended and Restated Certificate”), which both restates and amends the provisions of the Original Certificate, was duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware (as amended from time to time, the “DGCL”) and by the consent of the Corporation’s sole stockholder in accordance with Section 228 of the DGCL.

3. This Amended and Restated Certificate of Incorporation shall become effective on the date of filing with the Secretary of State of Delaware.

4. The text of the Original Certificate is hereby restated and amended in its entirety to read as follows:

ARTICLE I

NAME

The name of the corporation is Keystone Dental Holdings, Inc. (the “Corporation”).

ARTICLE II

PURPOSE

The nature and purpose of the business of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

ARTICLE III

REGISTERED AGENT

The address of the Corporation’s registered office in the State of Delaware is 251 Little Falls Drive, in the City of Wilmington, County of New Castle, State of Delaware 19808. The name of its registered agent at such address is Corporation Service Company.

ARTICLE IV

CAPITALIZATION

Section 4.1 Authorized Capital Stock.

(a) The total number of shares of all classes of capital stock which the Corporation is authorized to issue is 85,000,000 shares, divided into two classes consisting of (a) 75,000,000 shares of common stock, par value $0.01 per share (the “Common Stock”), and (b) 10,000,000 shares of preferred stock, par value $0.01 per share (the “Preferred Stock”).

(b) The Preferred Stock and the Common Stock shall have the powers (including voting powers), if any, and the preferences, if any, and the relative, participating, optional, special or other rights, if any, and the qualifications, limitations or restrictions, if any, set forth by or pursuant to the provisions of this Amended and Restated Certificate of Incorporation (as the same may be amended, including by any certificate filed with the Secretary of State of the State of Delaware establishing a series of Preferred Stock, or amended and restated, this “Certificate of Incorporation”).

Section 4.2 Preferred Stock.

The Board of Directors of the Corporation (the “Board of Directors”) is hereby expressly authorized to provide, by resolution or resolutions, for one or more series of Preferred Stock, and with respect to each series to establish the number of shares to be included in each such series, and the designation of such series, and to fix the powers (including voting powers), if any, and the preferences, if any, and the relative, participating, optional, special or other rights, if any, of the shares of each such series, and any qualifications, limitations or restrictions thereof. The powers (including voting powers), if any, and the preferences, if any, and the relative, participating, optional, special or other rights, if any, of each series of Preferred Stock and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series of Preferred Stock at any time outstanding. Except as may otherwise be provided by applicable law or the rules or regulations of any stock exchange applicable to the Corporation or by or pursuant to the provisions of this Certificate of Incorporation, no holder of shares of one or more series of Preferred Stock then outstanding, as such, shall be entitled to any voting powers in respect thereof. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the outstanding shares of capital stock of the Corporation entitled to vote generally, without the separate vote of the holders of the Preferred Stock as a class, irrespective of the provisions of Section 242(b)(2) of the DGCL.

Section 4.3 Common Stock.

(a) Except as otherwise provided by the DGCL or this Certificate of Incorporation, and subject to the rights, if any, of holders of any series of Preferred Stock then outstanding, all of the voting power of the stockholders of the Corporation shall be vested in the holders of the Common Stock. Each outstanding share of Common Stock shall entitle the holder thereof to one vote for each such share held by such holder on all matters voted upon by the stockholders of the Corporation; provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Certificate of Incorporation that relates solely to the terms of one or more series of Preferred Stock then outstanding if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation or pursuant to the DGCL.

(b) Subject to the rights, if any, of the holders of any series of Preferred Stock then outstanding and to the other provisions this Certificate of Incorporation and to the provisions of applicable law, holders of Common Stock shall be entitled to receive equally, on a per share basis, such dividends and other distributions in cash, securities or other property of the Corporation if, as and when declared thereon by the Board of Directors from time to time out of assets or funds of the Corporation legally available therefor.

(c) In the event of any liquidation, dissolution or winding up of the affairs of the Corporation, whether voluntary or involuntary, after payment or provision for payment of the Corporation’s debts and any other payments required by applicable law and amounts, if any, payable upon shares of any series of Preferred Stock then outstanding ranking senior to the shares of Common Stock upon such dissolution, liquidation or winding up, the remaining assets of the Corporation shall be distributed to the holders of outstanding shares of Common Stock and the holders of shares of any other class or series of capital stock of the Corporation then outstanding ranking equally with the shares of Common Stock upon such dissolution, liquidation or winding up, equally on a per share basis. A merger or consolidation of the Corporation with or into any other corporation or other entity, or a sale or conveyance of all or any part of the assets of the Corporation (which shall not in fact result in the liquidation, dissolution or winding up of the Corporation and the distribution of assets to its stockholders) shall not be deemed to be a voluntary or involuntary liquidation, dissolution, winding up of the Corporation within the meaning of this Paragraph (c).

(d) No holder of shares of Common Stock shall be entitled to preemptive right to subscribe to any or all additional issues of capital stock of the Corporation of any or all classes or series thereof, or to any securities of the Corporation convertible into such capital stock.

ARTICLE V

BOARD OF DIRECTORS

Section 5.1 Board Powers.

The business and affairs of the Corporation shall be managed by, or under the direction of, the Board of Directors.

Section 5.2 Number, Election and Term.

(a) Subject to Section 5.5, the number of directors of the Corporation shall be fixed by, or in the manner provided in the bylaws of the Corporation (as the same may be amended or amended and restated, the “Bylaws”).

(b) Subject to Section 5.5, a director shall hold office until such director’s successor has been elected and qualified, subject, however, to such director’s earlier death, resignation, disqualification or removal.

(c) Unless and except to the extent that the Bylaws shall so require, the election of directors need not be by written ballot. There is no cumulative voting with respect to the election of directors.

Section 5.3 Newly Created Directorships and Vacancies.

Subject to applicable law and Section 5.5, newly created directorships resulting from an increase in the number of directors and any vacancies on the Board of Directors resulting from death, resignation, retirement, disqualification, removal or other cause may be filled solely and exclusively by a majority vote of the remaining directors then in office, even if less than a quorum, or by a sole remaining director, and any director so chosen shall hold office until his or her successor has been elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, disqualification or removal.

Section 5.4 Removal.

Subject to applicable law and Section 5.5 and except as otherwise required by this Certificate of Incorporation, any or all of the directors may be removed from office at any time by the affirmative vote of holders of a majority of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.

Section 5.5 Preferred Stock – Directors.

Notwithstanding any other provision of this Article V, and except as otherwise required by applicable law, whenever the holders of one or more series of the Preferred Stock then outstanding shall have the right, voting separately by class or series, to elect one or more directors, the term of office, the filling of vacancies, the removal from office and other features of such directorships shall be governed by the terms of such series of the Preferred Stock as set forth in this Certificate of Incorporation.

ARTICLE VI

BYLAWS

In furtherance and not in limitation of the powers conferred upon it by applicable law, the Board of Directors shall have the power and is expressly authorized to adopt, amend, alter or repeal the Bylaws by the affirmative vote of a majority of the total number of directors present at a regular or special meeting of the Board at which there is a quorum or by unanimous written consent without a meeting. The Bylaws also may be adopted, amended, altered or repealed by the stockholders; provided, however, that in addition to any vote of the holders of any class or series of capital stock of the Corporation required by applicable law or by this Certificate of Incorporation, the affirmative vote of the holders of a majority of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vote generally, voting together as a single class, shall be required for the stockholders of the Corporation to adopt, amend, alter or repeal the Bylaws; and provided further, however, that no Bylaws hereafter adopted by the stockholders of the Corporation shall invalidate any prior act of the Board of Directors that would have been valid if such Bylaws had not been adopted.

ARTICLE VII

STOCKHOLDER ACTION

Section 7.1 Action by Written Consent.

Except as may be otherwise provided for or fixed by or pursuant to the provisions of this Certificate of Incorporation relating to the rights of the holders of any series of Preferred Stock then outstanding, any action which is required or permitted to be taken by the Corporation’s stockholders at any annual or special meetings of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of the Corporation’s stock entitled to vote thereon were present and voted.

Section 7.2 Special Meetings.

Except as otherwise required by applicable law and subject to the rights of the holders of any outstanding series of Preferred Stock, special meetings of the stockholders of the Corporation shall be called only by: (i) the Chairman of the Board, Chief Executive Officer of the Corporation, or the Board of Directors pursuant to a resolution adopted by a majority of the Board of Directors; or (ii) the Secretary of the Corporation, following receipt of one or more written demands to call a special meeting of the stockholders from stockholders of record who own, in the aggregate, at least 35% of the voting power of the outstanding shares of the Corporation then entitled to vote on the matter or matters to be brought before the proposed special meeting that complies with the procedures for calling a special meeting of the stockholders as may be set forth in the Bylaws. Except as provided in the foregoing sentence, special meetings of the Corporation’s stockholders may not be called by any other person or persons.

Section 7.3 Advance Notice.

Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws.

ARTICLE VIII

LIMITED LIABILITY; INDEMNIFICATION

Section 8.1 Limitation of Liability.

A director or officer of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, or officer, as applicable, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. Any amendment, modification, repeal or elimination of the foregoing sentence shall not adversely affect any right or protection of a director or officer of the Corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification, repeal or elimination.

Section 8.2 Indemnification and Advancement of Expenses.

(a) To the fullest extent permitted by applicable law, as the same exists or may hereafter be amended, the Corporation shall indemnify and hold harmless each person who is or was made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”) by reason of the fact that he or she is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or nonprofit entity, including service with respect to an employee benefit plan (an “indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent, or in any other capacity while serving as a director, officer, employee or agent, against all liability and loss suffered and expenses (including, without limitation, attorneys’ fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred by such indemnitee in connection with such proceeding. The Corporation shall to the fullest extent not prohibited by applicable law pay the expenses (including attorneys’ fees) incurred by an indemnitee in defending or otherwise participating in any proceeding in advance of its final disposition; provided, however, that, to the extent required by applicable law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking, by or on behalf of the indemnitee, to repay all amounts so advanced if it shall ultimately be determined that the indemnitee is not entitled to be indemnified under this Section 8.2 or otherwise. The rights to indemnification and advancement of expenses conferred by this Section 8.2 shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director or officer of the Corporation and shall inure to the benefit of his or her heirs, executors and administrators. Notwithstanding the foregoing provisions of this Section 8.2(a), except for proceedings to enforce rights to indemnification and advancement of expenses, the Corporation shall indemnify and advance expenses to an indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors.

(b) The rights to indemnification and advancement of expenses conferred on any indemnitee by this Section 8.2 shall not be exclusive of any other rights that any indemnitee may have or hereafter acquire under law, this Certificate of Incorporation, the Bylaws, an agreement, vote of stockholders or disinterested directors, or otherwise.

(c) Any repeal or amendment of this Section 8.2 by the stockholders of the Corporation or by changes in applicable law, or the adoption of any other provision of this Certificate of Incorporation inconsistent with this Section 8.2, shall, unless otherwise required by applicable law, be prospective only (except to the extent such amendment or change in applicable law permits the Corporation to provide broader indemnification rights on a retroactive basis than permitted prior thereto), and shall not in any way diminish or adversely affect any right or protection existing at the time of such repeal or amendment or adoption of such inconsistent provision in respect of any proceeding (regardless of when such proceeding is first threatened, commenced or completed) arising out of, or related to, any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.

(d) This Section 8.2 shall not limit the right of the Corporation, to the extent and in the manner authorized or permitted by applicable law, to indemnify and to advance expenses to persons other than indemnitees.

ARTICLE IX

AMENDMENTS

The Corporation reserves the right at any time, and from time to time, to alter, amend, repeal or change any provision contained in this Certificate of Incorporation, and any other provisions authorized by the laws of the State of Delaware at any time in force may be added or inserted, in the manner now or hereafter prescribed by applicable law; and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Certificate of Incorporation are granted subject to the rights reserved in this Article IX. Subject to the rights of holders of any series of Preferred Stock then outstanding, in addition to any affirmative vote of the holders of any particular class or series of the capital stock required by applicable law, or by or pursuant to the provisions of this Certificate of Incorporation, no provision hereof may be altered, amended or repealed in any respect, unless such alteration, amendment, repeal or adoption is approved by the affirmative vote of holders of at least a majority of the voting power of all outstanding shares of capital stock of the Corporation generally entitled to vote, voting together as a single class.

ARTICLE X

EXCLUSIVE FORUM FOR CERTAIN LAWSUITS

Section 10.1 Forum.

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (the “Court of Chancery”) shall, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any civil action to interpret, apply or enforce any provision of the DGCL or to interpret, apply, enforce or determine the validity of the provisions of this Certificate of Incorporation or the Bylaws, or (iv) any action asserting a claim governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim (A) as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or (C) for which the Court of Chancery does not have subject matter jurisdiction. Notwithstanding the foregoing, (i) the foregoing provisions of this Section 10.1 shall not apply to the resolution of any complaint asserting a cause of action under the Securities Act of 1933, as amended, or the by the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or the rules and regulations thereunder, or any other claim for which the federal courts of the United States of America have exclusive jurisdiction and (ii) unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by applicable law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, or the rules and regulations thereunder.

Section 10.2 Consent to Jurisdiction.

If any action the subject matter of which is within the scope of the first sentence of Section 10.1 is filed in a court other than the Court of Chancery (a “Foreign Action”) in the name of any stockholder, such stockholder shall, to the fullest extent permitted by applicable law, be deemed to have consented to (i) the personal jurisdiction of the Court of Chancery in connection with any such action (an “FSC Enforcement Action”) and (ii) having service of process made upon such stockholder in any such FSC Enforcement Action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

Any person or entity purchasing or otherwise acquiring any interest in any security of the Corporation shall, to the fullest extent permitted by applicable law, be deemed to have notice of and consented to this Article X.

ARTICLE XI

SEVERABILITY

If any provision or provisions (or any part thereof) of this Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by applicable law, (i) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Certificate of Incorporation (including, without limitation, each portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby, and (ii) the provisions of this Certificate of Incorporation (including, without limitation, each portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its directors and officers from personal liability in respect of their faith service or for the benefit of the Corporation to the fullest extent permitted by applicable law.

[Signature page follows]

IN WITNESS WHEREOF, Capstone Dental Pubco, Inc. has caused this Amended and Restated Certificate to be duly executed and acknowledged in its name and on its behalf by an authorized officer this          day of             , 2023.

CAPSTONE DENTAL PUBCO, INC.

By:
Name:
Title:

[Signature Page to Amended and Restated Certificate of Incorporation]

Annex E

AMENDED AND RESTATED BYLAWS

OF

KEYSTONE DENTAL HOLDINGS, INC.

A Delaware corporation

(Adopted as of                    )

ARTICLE I

OFFICES

Section 1. Offices. Keystone Dental Holdings, Inc. (the “Corporation”) may have an office or offices other than its registered office at such place or places, either within or outside the State of Delaware, as the Board of Directors of the Corporation (the “Board of Directors”) may from time to time determine or the business of the Corporation may require. The registered office of the Corporation in the State of Delaware shall be as stated in the corporation’s certificate of incorporation as then in effect (the “Certificate of Incorporation”).

ARTICLE II

MEETINGS OF STOCKHOLDERS

Section 1. Place of Meetings. The Board of Directors may designate a place, if any, either within or outside the State of Delaware, as the place of meeting for any annual meeting or for any special meeting of stockholders.

Section 2. Annual Meeting. An annual meeting of the stockholders shall be held at such date and time as is specified by resolution of the Board of Directors. At the annual meeting, stockholders shall elect directors to succeed those whose terms expire at such annual meeting and transact such other business as properly may be brought before the annual meeting pursuant to Section 11(a) of this ARTICLE II of these Amended and Restated Bylaws (as amended, these “Bylaws”). The Board of Directors may postpone, reschedule or cancel any annual meeting of stockholders previously scheduled by the Board of Directors at any time in advance of such meeting.

Section 3. Special Meetings. Special meetings of the stockholders may only be called in the manner provided in the Certificate of Incorporation. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice. The Board of Directors may postpone, reschedule or cancel any special meeting of stockholders previously scheduled by the Board of Directors at any time in advance of such meeting.

Section 4. Notice of Meetings. Whenever stockholders are required or permitted to take action at a meeting, notice of the meeting shall be given that shall state the place, if any, date, and time of the meeting of the stockholders, the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. The notice of any meeting shall be given not less than 10 nor more than 60 days before the date on which the meeting is to be held, to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting, except as otherwise provided by these Bylaws or required by the General Corporation Law of the State of Delaware (as amended from time to time, the “DGCL”) or the Certificate of Incorporation.

(a) Form of Notice. Without limiting the manner by which notice otherwise may be given effectively to stockholders of the Corporation, any notice to stockholders given by the Corporation under any provision of the

DGCL, the Certificate of Incorporation or these Bylaws may be given in writing directed to the stockholder’s mailing address (or by electronic transmission directed to the stockholder’s electronic mail address, as applicable) as it appears on the records of the Corporation. If mailed, such notice shall be deemed given when deposited in the United States mail, postage prepaid, addressed to the stockholder at his, her or its address as the same appears on the records of the Corporation. If delivered by courier service, such notice shall be deemed given at the earlier of when the notice is received or left at such stockholder’s address as the same appears on the records of the Corporation. If given by electronic mail, notice shall be deemed given when directed to such stockholder’s electronic mail address unless the stockholder has notified the Corporation in writing or by electronic transmission of an objection to receiving notice by electronic mail or such notice is prohibited by the DGCL. Notice to stockholders may also be given by other forms of electronic transmission consented to by the stockholder to whom the notice is given. If given by facsimile telecommunication, such notice shall be deemed given when directed to a number at which the stockholder has consented to receive notice by facsimile. If given by a posting on an electronic network together with separate notice to the stockholder of such specific posting, such notice shall be deemed given upon the later of (x) such posting and (y) the giving of such separate notice. If such notice is given by any other form of electronic transmission, such notice shall be deemed given when directed to the stockholder. An affidavit of the Secretary or an Assistant Secretary of the Corporation, the transfer agent of the Corporation or any other agent of the Corporation that the notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

(b) Waiver of Notice. Whenever notice is required to be given under any provisions of the DGCL, the Certificate of Incorporation or these Bylaws, a written waiver thereof, signed by the stockholder entitled to notice, or a waiver by electronic transmission given by the stockholder entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Neither the business to be transacted at, nor the purpose of, any meeting of the stockholders of the Corporation need be specified in any waiver of notice of such meeting. Attendance of a stockholder of the Corporation at a meeting of such stockholders shall constitute a waiver of notice of such meeting, except when the stockholder attends a meeting for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened and does not further participate in the meeting.

(c) Notice by Electronic Transmission. Notwithstanding Section 4(a) of this ARTICLE II, a notice to a stockholder of the Corporation may not be given by electronic transmission from and after the time that: (i) the Corporation is unable to deliver by electronic transmission two (2) consecutive notices given by the Corporation; and (ii) such inability becomes known to the Secretary or an Assistant Secretary of the Corporation or to the transfer agent of the Corporation or other person responsible for the giving of notice. However, the inadvertent failure to discover such inability shall not invalidate any meeting or other action. For purposes of these Bylaws, except as otherwise limited by applicable law, the term (i) “electronic transmission” means any form of communication, not directly involving the physical transmission of paper, including the use of, or participation in, one or more electronic networks or databases (including one or more distributed networks or databases), that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such recipient through an automated process, (ii) “electronic mail” means an electronic transmission directed to a unique electronic mail address (which electronic mail shall be deemed to include any files attached thereto and any information hyperlinked to a website if such electronic mail includes the contact information of an officer or agent of the Corporation who is available to assist with accessing such files and information), and (iii) “electronic mail address” means a destination, commonly expressed as a string of characters, consisting of a unique user name or mailbox and a reference to an internet domain, whether or not displayed, to which an electronic mail can be sent or delivered. A notice by electronic mail must include a prominent legend that the communication is an important notice regarding the Corporation.

Section 5. List of Stockholders. The Corporation shall prepare, at least 10 days before each meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, provided, however, if the record date for determining the stockholders entitled to vote is less than 10 days before the meeting date, the list shall reflect the stockholders entitled to vote as of the 10th day before the meeting date, arranged in alphabetical order, and showing the address of each such stockholder and the number of shares registered in the name of each such stockholder. Nothing contained in this section shall require the Corporation to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder for any purpose germane to the meeting for a period of at least 10 days prior to the meeting: (a) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (b) during ordinary business hours, at the principal place of business of the Corporation. In the event the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. For purposes of these Bylaws, the term “stock ledger” means one or more records administered by or on behalf of the Corporation in which the names of all of the Corporation’s stockholders of record, the address and number of shares registered in the name of each such stockholder, and all issuances and transfers of stock of the Corporation are recorded in accordance with the relevant provisions of the DGCL. The stock ledger shall be the only evidence as to who are the stockholders entitled to examine the list of stockholders required by this Section 5 or to vote in person or by proxy at any meeting of stockholders.

Section 6. Quorum. The holders of a majority in voting power of the outstanding capital stock of the Corporation entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders, except as otherwise provided by applicable law, the Certificate of Incorporation or these Bylaws. If a quorum is not present, the chair of the meeting or the holders of a majority of the voting power present in person or represented by proxy at the meeting and entitled to vote at the meeting may adjourn the meeting to another time and/or place from time to time until a quorum shall be present or represented by proxy. When a specified item of business requires a vote by a class or series (if the Corporation shall then have outstanding shares of more than one class or series of stock) voting as a separate class or series, the holders of a majority in voting power of the outstanding stock of such class or series shall constitute a quorum (as to such class or series) for the transaction of such item of business. A quorum once established at a meeting shall not be broken by the withdrawal of enough votes to leave less than a quorum.

Section 7. Adjourned Meetings. Any meeting of stockholders, annual or special, may adjourn from time to time to reconvene at the same or some other place. When a meeting is adjourned to another time or place (including an adjournment taken to address a technical failure to convene or continue a meeting using remote communication), notice need not be given of the adjourned meeting if the time and place thereof, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are (i) announced at the meeting at which the adjournment is taken, (ii) displayed, during the time scheduled for the meeting, on the same electronic network used to enable stockholders and proxy holders to participate in the meeting by means of remote communication, or (iii) set forth in the notice of meeting given in accordance with Section 4 of ARTICLE II of these Bylaws. At the adjourned meeting the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for stockholders entitled to vote is fixed for the adjourned meeting, the Board of Directors shall fix a new record date for notice of such adjourned meeting, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors and, except as otherwise required by applicable law, shall not be more than 60 days nor less than 10 days before the date of such adjourned meeting, and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at such adjourned meeting as of the record date fixed for notice of such adjourned meeting.

Section 8. Vote Required. Subject to the rights of the holders of any series of preferred stock of the Corporation then outstanding, when a quorum has been established at a meeting of stockholders of the Corporation, all matters other than the election of directors shall be determined by the affirmative vote of the majority of voting power of the outstanding capital stock of the Corporation present in person or represented by proxy at the meeting and entitled to vote on the subject matter, unless by express provisions of the DGCL or other applicable law, the rules of any stock exchange upon which the Corporation’s securities are listed, any regulation applicable to the Corporation or its securities, the Certificate of Incorporation or these Bylaws, a minimum or different vote is required, in which case such minimum or different vote shall be the required vote for such matter. Subject to the rights of the holders of any series of preferred stock of the Corporation then outstanding, when a quorum has been established at a meeting of stockholders of the Corporation, directors shall be elected by a plurality of the votes cast.

Section 9. Voting Rights. Subject to the rights of the holders of any series of preferred stock of the Corporation then outstanding, except as otherwise provided by the DGCL, the Certificate of Incorporation or these Bylaws, each stockholder entitled to vote at any meeting of stockholders shall be entitled to one vote in person or by proxy for each share of capital stock held by such stockholder which has voting power upon the matter in question. Voting at meetings of stockholders need not be by written ballot.

Section 10. Proxies. Each stockholder entitled to vote at a meeting of stockholders or to express consent to corporate action without a meeting may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A proxy may be made irrevocable regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the Corporation generally.

Section 11. Advance Notice of Stockholder Business and Director Nominations.

(a) Business at Annual Meetings of Stockholders.

(i) Only such business (other than nominations of persons for election to the Board of Directors, which must be made in compliance with and are governed exclusively by Section 11(b) of this ARTICLE II) shall be conducted at an annual meeting of the stockholders as shall have been brought before the meeting (A) as specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors or any duly authorized committee thereof, (B) by or at the direction of the Board of Directors or any duly authorized committee thereof, or (C) by any stockholder of the Corporation who (1) was a stockholder of record at the time of giving of notice provided for in Section 11(a)(iii) of this ARTICLE II, on the record date for determination of stockholders of the Corporation entitled to vote at the meeting, and at the time of the annual meeting, (2) at the time of the meeting, is entitled to vote at the meeting and (3) complies with the notice procedures set forth in Section 11(a)(iii) of this ARTICLE II. For the avoidance of doubt, the foregoing clause (C) of this Section 11(a)(i) of ARTICLE II shall be the exclusive means for a stockholder to propose such business (other than business included in the Corporation’s proxy materials pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

(ii) For any business (other than nominations of persons for election to the Board of Directors, which must be made in compliance with and are governed exclusively by Section 11(b) of this ARTICLE II) to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in proper written form as described in Section 11(a)(iii) of this ARTICLE II to the Secretary of the Corporation; any such proposed business must be a proper matter for stockholder action and the stockholder and the Stockholder Associated Person (as defined in Section 11(e) of this ARTICLE II) must have acted in accordance with the representations set forth in the Solicitation Statement (as defined in Section 11(a)(iii) of this ARTICLE II) required by these Bylaws. To be timely, a stockholder’s notice for such business must be delivered to and received by the Secretary of the Corporation at the principal executive offices of the Corporation in proper written form not less than ninety (90) days and not more than one hundred twenty (120) days prior to the first anniversary of the preceding year’s annual meeting of stockholders (which preceding year’s annual meeting of stockholders shall, for purposes of the Corporation’s first annual meeting of stockholders after its shares of common stock are first publicly traded, be deemed to have occurred on [        ]); provided, however, that if and only if the annual meeting is not scheduled to be held within a period that commences thirty (30) days before such anniversary date and ends seventy (70) days after such anniversary date, or if no annual meeting was held in the preceding year (other than for purposes of the Corporation’s first annual meeting of stockholders after its shares of common stock are first publicly traded), such stockholder’s notice must be delivered by the later of (A) the tenth (10th) day following the day the Public Announcement (as defined in Section 11(e) of this ARTICLE II) of the date of the annual meeting is first made and (B) the date which is ninety (90) days prior to the date of the annual meeting, and not earlier than the one hundred twentieth (120th) day prior to the date of the annual meeting. In no event shall any adjournment or postponement of an annual meeting or the announcement thereof commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above. Notices delivered pursuant to Section 11(a) of this ARTICLE II will be deemed received on any given day only if received prior to the Close of Business on such day (and otherwise shall be deemed received on the next succeeding Business Day).

(iii) To be in proper written form, a stockholder’s notice to the Secretary of the Corporation must set forth as to each matter of business the stockholder proposes to bring before the annual meeting:

(A) a brief description of the business desired to be brought before the annual meeting (including the specific text of any resolutions or actions proposed for consideration and if such business includes a proposal to amend these Bylaws, the specific language of the proposed amendment) and the reasons for conducting such business at the annual meeting;

(B) the name and address of the stockholder proposing such business, as they appear on the stock ledger, the name and address (if different from the stock ledger) of such proposing stockholder, and the name and address of any Stockholder Associated Person;

(C) the class or series and number of shares of stock of the Corporation which are directly or indirectly held of record or beneficially owned by such stockholder or by any Stockholder Associated Person, a description of any Derivative Positions (as defined in Section 11(e) of this ARTICLE II) directly or indirectly held or beneficially held by the stockholder or any Stockholder Associated Person, and whether and to the extent to which a Hedging Transaction (as defined in Section 11(e) of this ARTICLE II) has been entered into by or on behalf of such stockholder or any Stockholder Associated Person;

(D) a description of all agreements, arrangements or understandings between or among such stockholder or any Stockholder Associated Person and any other person or entity (including their names) in connection with the proposal of such business by such stockholder and any material interest of such stockholder, any Stockholder Associated Person or such other person or entity in such business;

(E) a representation that such stockholder is a stockholder of record of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the annual meeting to bring such business before the meeting;

(F) any other information related to such stockholder or any Stockholder Associated Person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies or consents (even if a solicitation is not involved) by such stockholder or Stockholder Associated Person in support of the business proposed to be brought before the meeting pursuant to Section 14 of the Exchange Act, and the rules, regulations and schedules promulgated thereunder; and

(G) a representation as to whether such stockholder or any Stockholder Associated Person intends or is part of a group which intends to deliver a proxy statement and/or form of proxy to the holders of at least the percentage of the Corporation’s outstanding capital stock required to approve the proposal or otherwise to solicit proxies or votes from stockholders in support of the proposal (such representation, a “Solicitation Statement”).

In addition, any stockholder who submits a notice pursuant to Section 11(a) of this ARTICLE II is required to update and supplement the information disclosed in such notice, if necessary, in accordance with Section 11(d) of this ARTICLE II.

(iv) Notwithstanding anything in these Bylaws to the contrary, no business (other than nominations of persons for election to the Board of Directors, which must be made in compliance with and are governed exclusively by Section 11(b) of this ARTICLE II) shall be conducted at an annual meeting except in accordance with the procedures set forth in Section 11(a) of this ARTICLE II.

(b) Nominations at Annual Meetings of Stockholders.

(i) Only persons who are nominated in accordance and compliance with the procedures set forth in this Section 11(b) of ARTICLE II shall be eligible for election to the Board of Directors at an annual meeting of stockholders.

(ii) Nominations of persons for election to the Board of Directors of the Corporation may be made at an annual meeting of stockholders only (A) as specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors or any duly authorized committee thereof, (B) by or at the direction of the Board of Directors or any duly authorized committee thereof or (C) by any stockholder of the Corporation who (1) was a stockholder of record at the time of giving of notice provided for in this Section 11(b) of ARTICLE II on the record date for determination of stockholders of the Corporation entitled to vote at the meeting, and at the time of the annual meeting, (2) is entitled to vote at the meeting and (3) complies with the notice procedures set forth in this Section 11(b) of ARTICLE II. For the avoidance of doubt, clause (C) of this Section 11(b)(ii) of ARTICLE II shall be the exclusive means for a stockholder to make nominations of persons for election to the Board of Directors at an annual meeting of stockholders. For nominations to be properly brought by a stockholder at an annual meeting of stockholders, the stockholder must have given timely notice thereof in proper written form as described in Section 11(b)(iii) of this ARTICLE II to the Secretary of the Corporation and the stockholder and the Stockholder Associated Person must have acted in accordance with the representations set forth in the Nomination Solicitation Statement required by these Bylaws. To be timely, a stockholder’s notice for the nomination of persons for election to the Board of Directors must be delivered to the Secretary of the Corporation at the principal executive offices of the Corporation in proper written form not less than ninety (90) days and not more than one hundred twenty (120) days prior to the first anniversary of the preceding year’s annual meeting of stockholders (which preceding year’s annual meeting of stockholders shall, for purposes of the Corporation’s first annual meeting of stockholders after its shares of common stock are first publicly traded, be deemed to have occurred on [        ]); provided, however, that if and only if the annual meeting is not scheduled to be held within a period that commences thirty (30) days before such anniversary date and ends seventy (70) days after such anniversary date, or if no annual meeting was held in the preceding year (other than for purposes of the Corporation’s first annual meeting of stockholders after its shares of common stock are first publicly traded), such stockholder’s notice must be delivered by the later of (A) the tenth (10th) day following the day the Public Announcement of the date of the annual meeting is first made and (B) the date which is ninety (90) days prior to the date of the annual meeting, and not earlier than the one hundred twentieth (120th) day prior to the date of the annual meeting. In no event shall any adjournment or postponement of an annual meeting or the announcement thereof commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above. Notices delivered pursuant to this Section 11(b) of ARTICLE II will be deemed received on any given day if received prior to the Close of Business on such day (and otherwise on the next succeeding day). For the avoidance of doubt, a stockholder shall not be entitled to make additional or substitute nominations following the expiration of the time periods set forth in these Bylaws.

(iii) To be in proper written form, a stockholder’s notice to the Secretary of the Corporation shall set forth:

(A) as to each person that the stockholder proposes to nominate for election or re-election as a director of the Corporation, (1) the name, age, business address and residence address of the person, (2) the principal occupation or employment of the person, (3) the class or series and number of shares of capital stock of the Corporation which are directly or indirectly owned beneficially or of record by the person, (4) the date such shares were acquired by the person and the person’s investment intent of such acquisition and (5) any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with the solicitation of proxies or consents for a contested election of directors (even if an election contest or proxy solicitation is not involved), or is otherwise required, pursuant to Section 14 of the Exchange Act, and the rules, regulations and schedules promulgated thereunder (including such person’s written consent to being named in any proxy statement as a nominee and to serving as a director if elected);

(B) as to the stockholder giving the notice, the name and address of such stockholder, as they appear on the Corporation’s stock ledger, the name and address (if different from the Corporation’s stock ledger) of such proposing stockholder, and the name and address of any Stockholder Associated Person;

(C) the class or series and number of shares of stock of the Corporation which are directly or indirectly held of record or beneficially owned by such stockholder or by any Stockholder Associated Person, a description of any Derivative Positions directly or indirectly held or beneficially held by the stockholder or any Stockholder Associated Person, and whether and the extent to which a Hedging Transaction has been entered into by or on behalf of such stockholder or any Stockholder Associated Person;

(D) a description of all agreements, arrangements or understandings (including financial transactions and direct or indirect compensation) between or among such stockholder or any Stockholder Associated Person and each proposed nominee and any other person or entity (including their names) pursuant to which the nomination(s) are to be made by such stockholder;

(E) a representation that such stockholder is a holder of record of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the persons named in its notice;

(F) any other information relating to such stockholder or any Stockholder Associated Person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with the solicitation of proxies or consents (even if an election contest or solicitation is not involved), pursuant to Section 14 of the Exchange Act, and the rules, regulations and schedules promulgated thereunder; and

(G) a representation as to whether such stockholder or any Stockholder Associated Person intends or is part of a group which intends to deliver a proxy statement and/or form of proxy to the holders of a sufficient number of the Corporation’s outstanding shares reasonably believed by the stockholder or any Stockholder Associated Person, as the case may be, to elect each proposed nominee or otherwise to solicit proxies or votes from stockholders in support of the nomination (such representation, a “Nomination Solicitation Statement”).

In addition, any stockholder who submits a notice pursuant to this Section 11(b) of ARTICLE II is required to update and supplement the information disclosed in such notice, if necessary, in accordance with Section 11(d) of this ARTICLE II and shall comply with Section 11(f) of this ARTICLE II.

(c) Special Meetings of Stockholders. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation’s notice of meeting (or any supplement thereto). Only persons who are nominated in accordance and compliance with the procedures set forth in this Section 11(c) of ARTICLE II shall be eligible for election to the Board of Directors at a special meeting of stockholders at which directors are to be elected. Nominations of persons for election to the Board of Directors may be made at a special meeting of stockholders at which directors are to be elected pursuant to the notice of meeting only (i) by or at the direction of the Board of Directors, any duly authorized committee thereof, or stockholders (if stockholders are permitted to call a special meeting of stockholders pursuant to ARTICLE VII of the Certificate of Incorporation) or (ii) provided that the Board of Directors or stockholders (if stockholders are permitted to call a special meeting of stockholders pursuant to ARTICLE VII of the Certificate of Incorporation) has determined that directors are to be elected at such special meeting, by any stockholder of the Corporation who (A) was a stockholder of record at the time of giving of notice provided for in this Section 11(c) of ARTICLE II, on the record date for determination of stockholders of the Corporation entitled to vote at such special meeting, and at the time of such special meeting and (B) complies with the notice procedures provided for in this Section 11(c) of ARTICLE II. For the avoidance of doubt, the foregoing clause (ii) of this Section 11(c) of ARTICLE II shall be the exclusive means for a stockholder to propose nominations of persons for election to the Board of Directors at a special meeting of stockholders at which directors are to be elected. For nominations to be properly brought by a stockholder at a special meeting of stockholders, the stockholder must have given timely notice thereof in proper written form as described in this Section 11(c) of ARTICLE II to the Secretary of the Corporation. To be timely, a stockholder’s notice for the nomination of persons for election to the Board of Directors must be received by the Secretary of the Corporation at the principal executive offices of the Corporation not earlier than the one hundred twentieth (120th) day prior to such special meeting and not later than the Close of Business on the later of the ninetieth (90th) day prior to such special meeting or the tenth (10th) day following the day on which a Public Announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting. In no event shall any adjournment or postponement of a special meeting or the announcement thereof commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above. Notices delivered pursuant to this Section 11(c) of ARTICLE II will be deemed received on any given day if received prior to the Close of Business on such day (and otherwise on the next succeeding day). To be in proper written form, such stockholder’s notice shall set forth all of the information required by, and otherwise be in compliance with, Section 11(b)(iii) of this ARTICLE II. In addition, any stockholder who submits a notice pursuant to this Section 11(c) of ARTICLE II is required to update and supplement the information disclosed in such notice, if necessary, in accordance with Section 11(d) of this ARTICLE II and shall comply with Section 11(f) of this ARTICLE II.

(d) Update and Supplement of Stockholder’s Notice. Any stockholder who submits a notice of proposal for business or nomination for election pursuant to this Section 11 of ARTICLE II is required to update and supplement the information disclosed in such notice, if necessary, so that the information provided or required to be provided in such notice shall be true and correct as of the record date for determining the stockholders entitled to notice of the meeting of stockholders and as of the date that is ten (10) Business Days prior to such meeting of the stockholders or any adjournment or postponement thereof, and such update and supplement shall be received by the Secretary of the Corporation at the principal executive offices of the Corporation not later than the Close of Business on the fifth (5th) Business Day after the record date for determining the stockholders entitled to notice of the meeting of stockholders (in the case of the update and supplement required to be made as of the record date for determining the stockholders entitled to notice of the meeting of stockholders), and not later than the Close of Business on the eighth (8th) Business Day prior to the date for the meeting of stockholders or any adjournment or postponement thereof (in the case of the update and supplement required to be made as of ten (10) Business Days prior to the meeting of stockholders or any adjournment or postponement thereof).

(e) Definitions. For purposes of this Section 11 of ARTICLE II, the term:

(i) “Business Day” shall mean each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in New York, NY are authorized or obligated by law or executive order to close;

(ii) “Close of Business” shall mean 5:00 p.m. local time at the principal executive offices of the Corporation, and if an applicable deadline falls on the Close of Business on a day that is not a Business Day, then the applicable deadline shall be deemed to be the Close of Business on the immediately preceding Business Day;

(iii) “Derivative Positions” means, with respect to a stockholder or any Stockholder Associated Person, any derivative positions including, without limitation, any short position, profits interest, option, warrant, convertible security, stock appreciation right, or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class or series of shares of stock of the Corporation or with a value derived in whole or in part from the value of any class or series of shares of stock of the Corporation, whether or not such instrument or right shall be subject to settlement in the underlying class or series of capital stock of the Corporation or otherwise and any performance-related fees to which such stockholder or any Stockholder Associated Person is entitled based, directly or indirectly, on any increase or decrease in the value of shares of capital stock of the Corporation;

(iv) “Hedging Transaction” means, with respect to a stockholder or any Stockholder Associated Person, any hedging or other transaction (such as borrowed or loaned shares) or series of transactions, or any other agreement, arrangement or understanding, the effect or intent of which is to increase or decrease the voting power or economic or pecuniary interest of such stockholder or any Stockholder Associated Person with respect to the Corporation’s securities;

(v) “Public Announcement” means disclosure in a widely disseminated press release or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Sections 13, 14 or 15(d) of the Exchange Act; and

(vi) “Stockholder Associated Person” of any stockholder means (A) any person controlling, directly or indirectly, or acting in concert with, such stockholder, (B) any beneficial owner of shares of stock of the Corporation owned of record or beneficially by such stockholder or (C) any person directly or indirectly controlling, controlled by or under common control with such Stockholder Associated Person.

(f) Submission of Questionnaire, Representation and Agreement. In the case of a person nominated by a stockholder in accordance with Sections 11(b) or 11(c) of this ARTICLE II, such person nominated and such stockholder must deliver, or cause to be delivered, to the Secretary of the Corporation at the principal executive offices of the Corporation, in accordance with the time periods prescribed for delivery of notice under Sections 11(b) or 11(c) of this ARTICLE II, as applicable, a written questionnaire with respect to the background and qualification of such person nominated and the background of any other person or entity on whose behalf the nomination is being made by such stockholder and a written representation and agreement that such person nominated (i) is not and will not become a party to (A) any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director of the Corporation, will act or vote on any issue or question (a “Voting Commitment”) that has not been disclosed to the Corporation or (B) any Voting Commitment that could limit or interfere with such person’s ability to comply, if elected as a director of the Corporation, with such person’s fiduciary duties under applicable law, (ii) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director of the Corporation that has not been disclosed therein and (iii) would be in compliance, and if elected as a director of the Corporation will comply, with all applicable publicly disclosed corporate governance, conflict of interest, confidentiality and stock ownership and trading policies and guidelines of the Corporation.

(g) Update and Supplement of Nominee Information. The Corporation may also, as a condition to any such nomination or business being deemed properly brought before an annual meeting, require any Stockholder Associated Person or proposed nominee to deliver to the Secretary of the Corporation, within five (5) Business Days of any such request, such other information as may reasonably be requested by the Corporation, including such other information as may be reasonably required by the Board of Directors, in its sole discretion, to determine (A) the eligibility of such proposed nominee to serve as a director of the Corporation if elected, (B) whether such nominee qualifies as an “independent director” or “audit committee financial expert” under applicable law, Securities and Exchange Commission and stock exchange rules or regulation, or any publicly disclosed corporate governance guideline or committee charter of the Corporation and (C) such other information that the Board of Directors determines, in its sole discretion, could be material to a reasonable stockholder’s understanding of the independence, or lack thereof, of such nominee.

(h) Authority of Chair; General Provisions. Except as otherwise provided by applicable law, the Certificate of Incorporation or these Bylaws, the Board of Directors or the chair of the meeting shall have the power and duty to determine whether any nomination or other business proposed to be brought before the meeting was made or brought in accordance with the procedures set forth in these Bylaws (including whether the stockholder or Stockholder Associated Person, if any, on whose behalf the nomination or proposal is made or solicited (or is part of a group which solicited) or did not so solicit, as the case may be, proxies or votes in support of such stockholder’s nominee or proposal in compliance with such stockholder’s representation as required by Section 11(a)(iii)(G) or Section 11(b)(iii)(G), as applicable, of this ARTICLE II of these Bylaws) and, if any nomination or other business is not made or brought in compliance with these Bylaws, to declare that such nomination or proposal of other business be disregarded and not acted upon. Notwithstanding the foregoing provisions of this Section 11, unless otherwise required by applicable law, if the stockholder (or a qualified representative of the stockholder) does not appear in person or by proxy at the annual or special meeting of stockholders of the Corporation to present a nomination or proposed business, such nomination shall be disregarded and such proposed business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of this Section 11, to be considered a qualified representative of the stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders.

(i) Compliance with Exchange Act. Notwithstanding the foregoing provisions of these Bylaws, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules, regulations and schedules promulgated thereunder with respect to the matters set forth in these Bylaws; provided, however, that any references in these Bylaws to the Exchange Act or the rules, regulations and schedules promulgated thereunder are not intended to and shall not limit the requirements applicable to any nomination or other business to be considered pursuant to Section 11 of this ARTICLE II.

(j) Effect on Other Rights. Nothing in these Bylaws shall be deemed to (A) affect any rights of the stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act, (B) confer upon any stockholder a right to have a nominee or any proposed business included in the Corporation’s proxy statement, except as set forth in the Certificate of Incorporation or these Bylaws, (C) affect any rights of the holders of any series of preferred stock of the Corporation then outstanding to elect directors pursuant to any applicable provisions of the Certificate of Incorporation or (D) limit the exercise, the method or timing of the exercise of, the rights of any person granted by the Corporation to nominate directors pursuant to an agreement by and among the Corporation and the investors named therein (as amended and/or restated or supplemented from time to time, the “Nomination Agreement”), which rights may be exercised without compliance with the provisions of this Section 11 of ARTICLE II.

Section 12. Fixing a Record Date for Stockholder Meetings. In order that the Corporation may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than 60 days nor less than 10 days before the date of such meeting. If the Board of Directors so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board of Directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of and to vote at a meeting of stockholders shall be the close of business on the next day preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the determination of stockholders entitled to vote at the adjourned meeting in conformity herewith; and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance with the foregoing provisions of this Section 12 at the adjourned meeting.

Section 13. Action by Stockholders Without a Meeting. So long as stockholders of the Corporation have the right to act by written consent without a meeting in accordance with the Certificate of Incorporation, the following provisions shall apply:

(a) Record Date. For the purpose of determining the stockholders entitled to consent to corporate action without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date on which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than ten (10) (or the maximum number permitted by applicable law) days after the date on which the resolution fixing the record date is adopted by the Board of Directors. If no record date has been fixed by the Board of Directors pursuant to this Section 13(a), the record date for determining stockholders entitled to consent to corporate action without a meeting, when no prior action by the Board of Directors is required pursuant to applicable law, shall be the first date on which a signed consent setting forth the action taken or proposed to be taken is delivered to the Corporation the manner required by the DGCL; provided, however, that if prior action by the Board of Directors is required by the DGCL, the record date for determining stockholders entitled to consent to corporate action without a meeting shall in such an event be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

(b) Stockholder Request for Record Date. Any stockholder of record seeking to have the stockholders authorize or take action by written consent shall, by written notice delivered to the Secretary of the Corporation at the Corporation’s principal place of business during regular business hours, request that the Board of Directors fix a record date, which notice shall include the text of any proposed resolutions. Notices delivered pursuant to Section 13(b) of this ARTICLE II will be deemed received on any given day only if received prior to the close of business on such day (and otherwise shall be deemed received on the next succeeding business day). The Board of Directors shall promptly, but in all events within ten (10) days after the date on which such written notice is properly delivered to and deemed received by the Secretary, adopt a resolution fixing the record date (unless a record date has previously been fixed by the Board of Directors pursuant to the first sentence of this Section 13(b)). If no record date has been fixed by the Board of Directors pursuant to this Section 13(a) or otherwise within ten (10) days of receipt of a valid request by a stockholder, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required pursuant to applicable law, shall be the first date after the expiration of such ten (10) day time period on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation pursuant to Section 13(b); provided, however, that if prior action by the Board of Directors is required by applicable law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall in such an event be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

(c) Generally. No written consent shall be effective to take the corporate action referred to therein unless written consents signed by a sufficient number of stockholders to take such action are delivered to the Corporation, in the manner required by the DGCL within sixty (60) (or the maximum number permitted by applicable law) days of the date of the earliest dated consent delivered to the Corporation in the manner required by the DGCL. The validity of any consent executed by a proxy for a stockholder pursuant to an electronic transmission transmitted to such proxy holder by or upon the authorization of the stockholder shall be determined by or at the direction of the Secretary. A written record of the information upon which the person making such determination relied shall be made and kept in the records of the proceedings of the stockholders. Any such consent shall be inserted in the minute book as if it were the minutes of a meeting of stockholders. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given by the Corporation (at its expense) to those stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for notice of such meeting had been the date that written consent signed by a sufficient number of holders to take the action were delivered to the Corporation.

Section 14. Conduct of Meetings.

(a) Generally. Meetings of stockholders shall be presided over by the Chair of the Board, if any, or in the Chair’s absence or disability, by the Chief Executive Officer of the Corporation, or in the Chief Executive Officer’s absence or disability, by the President of the Corporation, or in the President’s absence or disability, by a Vice President (in the order as determined by the Board of Directors) of the Corporation, or in the absence or disability of the foregoing persons, by a chair designated by the Board of Directors, or in the absence or disability of such person, by a chair chosen at the meeting. The Secretary of the Corporation shall act as secretary of the meeting, but in the Secretary’s absence or disability the chair of the meeting may appoint any person to act as secretary of the meeting.

(b) Rules, Regulations and Procedures. The Board of Directors may adopt by resolution such rules, regulations and procedures for the conduct of any meeting of stockholders of the Corporation as it shall deem appropriate including, without limitation, such guidelines and procedures as it may deem appropriate regarding the participation by means of remote communication of stockholders and proxyholders not physically present at a meeting. Except to the extent inconsistent with such rules, regulations and procedures as adopted by the Board of Directors, the chair of any meeting of stockholders shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chair, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the chair of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present; (iii) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as the chair of the meeting shall determine; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; (v) limitations on the time allotted to questions or comments by participants; and (vi) restrictions on the use of mobile phones, audio or video recording devices and similar devices at the meeting. The chair of the meeting of stockholders, in addition to making any other determinations that may be appropriate to the conduct of the meeting, shall, if the facts warrant, determine and declare to the meeting that a nomination or matter or business was not properly brought before the meeting and if such chair should so determine, such chair shall so declare to the meeting and any such matter or business not properly brought before the meeting shall not be transacted or considered. Unless and to the extent determined by the Board of Directors or the chair of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure. The chair of the meeting shall announce at the meeting when the polls for each matter to be voted upon at the meeting will be opened and closed. After the polls close, no ballots, proxies or votes or any revocations or changes thereto may be accepted. The chair of the meeting shall have the power, right and authority, for any or no reason, to convene, recess and/or adjourn any meeting of stockholders.

(c) Inspectors of Elections. The Corporation may, and to the extent required by the DGCL shall, in advance of any meeting of stockholders, appoint one or more inspectors of election to act at the meeting and make a written report thereof. One or more other persons may be designated as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting of stockholders, the chair of the meeting shall appoint one or more inspectors to act at the meeting. Unless otherwise required by applicable law, inspectors may be officers, employees or agents of the Corporation; provided, however, that no person who is a candidate for an office at an election may serve as an inspector at such election. Each inspector, before entering upon the discharge of such inspector’s duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of such inspector’s ability. The inspector shall have the duties prescribed by applicable law and, when the vote is completed, shall make a certificate of the result of the vote taken and of such other facts as may be required by applicable law.

ARTICLE III

DIRECTORS

Section 1. General Powers; Number. Except as otherwise provided in the Certificate of Incorporation, the business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. The Board of Directors shall consist of one or more members, the number thereof to be determined from time to time by resolutions of the Board of Directors.

Section 2. Regular Meetings. Regular meetings of the Board of Directors may be held without notice at such times and at such places as may be determined from time to time by the Board of Directors.

Section 3. Special Meetings. Special meetings of the Board of Directors may be held at such times and at such places as may be determined by the Chair of the Board, if any, or the Chief Executive Officer of the Corporation, on at least 24 hours’ notice to each director given by one of the means specified in Section 4 of this ARTICLE III other than by mail or on at least three days’ notice if given by mail. Special meetings shall be called by the Chair of the Board or the Chief Executive Officer of the Corporation in like manner and on like notice on the written request of any two or more directors. The notice need not state the purposes of the special meeting and, unless indicated in the notice thereof, any and all business may be transacted at a special meeting.

Section 4. Notice of Meetings. Notice of regular meetings of the Board of Directors need not be given except as otherwise required by applicable law or these Bylaws. Notice of each special meeting of the Board of Directors, and of each regular meeting of the Board of Directors for which notice is required, shall be given by the Secretary of the Corporation as hereinafter provided in this Section 4. Such notice shall be state the date, time and place, if any, of the meeting. Notice of any special meeting, and of any regular meeting for which notice is required, shall be given to each director at least (a) twenty-four (24) hours before the meeting if by telephone or by being personally delivered or sent by overnight courier, telecopy, electronic transmission or similar means or (b) five (5) days before the meeting if delivered by mail to the director’s residence or usual place of business. Such notice shall be deemed to be delivered when deposited in the United States mail so addressed, with postage prepaid, or when transmitted if sent by telex, telecopy, electronic transmission or similar means. Neither the business to be transacted at, nor the purpose of, any special meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting.

Section 5. Waiver of Notice. Whenever notice to directors is required by applicable law, the Certificate of Incorporation, or these Bylaws, a waiver thereof, in writing signed by the director entitled to the notice, or a waiver by electronic transmission by the director entitled to notice, whether before or after such notice is required, shall be deemed equivalent to notice. Attendance by a director at a meeting of the Board of Directors shall constitute a waiver of notice of such meeting, except when the director attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business on the ground that the meeting was not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors or any committee thereof need be specified in any waiver of notice.

Section 6. Chair of the Board, Quorum, Required Vote and Adjournment. At each regular or special meeting of the Board of Directors, the Chair of the Board or, in the Chair’s absence, another director selected by the Board of Directors shall preside. The Secretary of the Corporation shall act as secretary at each meeting of the Board of Directors. If the Secretary of the Corporation is absent from any meeting of the Board of Directors, an Assistant Secretary of the Corporation shall perform the duties of secretary at such meeting; and in the absence from any such meeting of the Secretary and all Assistant Secretaries of the Corporation, the person presiding at the meeting may appoint any person to act as secretary of the meeting. Except as otherwise provided by these Bylaws, the Certificate of Incorporation, or required by applicable law, the presence of a majority of the total number of directors on the Board of Directors shall be necessary and sufficient to constitute a quorum for the transaction of business at any meeting of the Board of Directors.

Section 7. Action by Majority Vote. Except as otherwise provided by these Bylaws, the Certificate of Incorporation, or required by applicable law, the vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 8. Action by Written Consent. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, (i) any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board of Directors or such committee, as the case may be, consent thereto in writing or by electronic transmission and (ii) a consent may be documented, signed and delivered in any manner permitted by Section 116 of the DGCL. After the action is taken, the consent or consents relating thereto shall be filed with the minutes of proceedings of the Board of Directors or committee thereof in the same paper form or electronic form as the minutes are maintained.

Section 9. Committees. The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. If a member of a committee shall be absent from any meeting, or disqualified from voting, the remaining, the member or members thereof present at the meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent permitted by applicable law and to the extent provided in the resolution of the Board of Directors or these Bylaws, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation and may authorize the seal of the Corporation to be affixed to all papers that may require it to the extent so authorized by the Board of Directors. Unless the Board of Directors provides otherwise, at all meetings of such committee, a majority of the then authorized members of the committee shall constitute a quorum for the transaction of business, and the vote of a majority of the members of the committee present at any meeting at which there is a quorum shall be the act of the committee. Each committee shall keep regular minutes of its meetings. Unless the Board of Directors provides otherwise, each committee designated by the Board of Directors may make, alter and repeal rules and procedures for the conduct of its business. In the absence of such rules and procedures each committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to this ARTICLE III.

Section 10. Reliance on Books and Records. A member of the Board of Directors, or a member of any committee designated by the Board of Directors shall, in the performance of such member’s duties, be fully protected in relying in good faith upon records of the Corporation and upon such information, opinions, reports or statements presented to the Corporation by any of the Corporation’s officers or employees, or committees of the Board of Directors, or by any other person as to matters the member reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the Corporation.

Section 11. Telephonic and Other Meetings. Unless restricted by the Certificate of Incorporation or these Bylaws, any one or more members of the Board of Directors or any committee thereof may participate in a meeting of the Board of Directors or such committee by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other. Participation by such means shall constitute presence in person at a meeting.

ARTICLE IV

OFFICERS

Section 1. Positions and Election. Subject to Section 10 of this ARTICLE IV, the officers of the Corporation shall be chosen by the Board of Directors and shall include a Chief Executive Officer, a President, a Chief Financial Officer and a Secretary. The Board of Directors, in its discretion, may also elect one or more Vice

Presidents, Treasurers, Assistant Secretaries, and other officers in accordance with these Bylaws. Any number of offices may be held by the same person. In its discretion, the Board of Directors may choose not to fill any office for any period as it may deem advisable.

Section 2. Term of Office. Each officer shall hold office until a successor is duly elected and qualified or until his or her earlier death, resignation or removal as hereinafter provided in this ARTICLE IV.

Section 3. Removal. Any officer or agent of the Corporation may be removed with or without cause by the Board of Directors, a duly authorized committee thereof or by such officers as may be designated by a resolution of the Board of Directors, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Any officer appointed by the Chief Executive Officer in accordance with Section 10 of this ARTICLE IV may also be removed by the Chief Executive Officer in his or her sole discretion.

Section 4. Vacancies. Any vacancy occurring in any office because of death, resignation, removal, disqualification or otherwise may be filled by the Board of Directors or the Chief Executive Officer in accordance with Section 10 of this ARTICLE IV.

Section 5. Chief Executive Officer. The Chief Executive Officer of the Corporation shall have the powers and perform the duties incident to that position. The Chief Executive Officer shall, in the absence of the Chair of the Board, or if a Chair of the Board shall not have been elected, preside at each meeting of (a) the Board of Directors (if the Chief Executive Officer is also a director) and (b) the stockholders. Subject to the control of the Board of Directors and the powers of the Chair of the Board, the Chief Executive Officer shall be in general and active charge of the entire business and affairs of the Corporation, and shall be its chief policy making officer. The Chief Executive Officer shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or provided in these Bylaws. The Chief Executive Officer is authorized to execute contracts requiring a seal, under the seal of the Corporation, except where required or permitted by applicable law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the Board of Directors to some other officer or agent of the Corporation. Whenever the President is unable to serve, by reason of sickness, absence or otherwise, the Chief Executive Officer shall perform all the duties and responsibilities and exercise all the powers of the President.

Section 6. The President. The President of the Corporation shall, subject to the control of the Board of Directors and the powers of the Chair of the Board and the Chief Executive Officer, have general charge of the business, affairs and property of the Corporation, and control over its officers, agents and employees. The President shall see that all orders and resolutions of the Board of Directors are carried into effect. The President is authorized to execute bonds, mortgages and other contracts requiring a seal, under the seal of the Corporation, except where required or permitted by applicable law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the Board of Directors to some other officer or agent of the Corporation. The President shall, in the absence of the Chief Executive Officer, act with all of the powers and be subject to all of the restrictions of the Chief Executive Officer. The President shall have such other powers and perform such other duties as may be prescribed by the Chair of the Board, the Chief Executive Officer, the Board of Directors or as may be provided in these Bylaws or otherwise are incident to the position of President.

Section 7. Vice Presidents. The Vice President of the Corporation, or if there shall be more than one, the Vice Presidents, in the order determined by the Board of Directors or the Chair of the Board, shall, perform such duties and have such powers as the Board of Directors, the Chair of the Board, the Chief Executive Officer, the President or these Bylaws may, from time to time, prescribe or which otherwise are incident to the position of Vice President. The Vice Presidents may also be designated as Executive Vice Presidents or Senior Vice Presidents, as the Board of Directors may from time to time prescribe.

Section 8. Secretary. The Secretary of the Corporation shall attend all sessions of the Board of Directors and all meetings of the stockholders and record all votes and the minutes of all proceedings, and shall perform like duties for committees of the Board of Directors when required. The Secretary shall give, or cause to be given, notice of all meetings of the stockholders and meetings of the Board of Directors requiring notice to the directors, and shall perform such other duties as may be prescribed by the Board of Directors, the Chair of the Board, or the Chief Executive Officer. The Secretary shall keep in safe custody the seal of the Corporation and have authority to affix the seal to all documents requiring it and attest to the same.

Section 9. Chief Financial Officer. The Chief Financial Officer of the Corporation shall be the principal financial officer of the Corporation and shall have such powers and perform such duties as may be assigned by the Board of Directors, the Chair of the Board, or the Chief Executive Officer.

Section 10. Appointed Officers. In addition to officers designated by the Board in accordance with this ARTICLE IV, the Chief Executive Officer shall have the authority to appoint other officers below the level of Board-appointed President as the Chief Executive Officer may from time to time deem expedient and may designate for such officers titles that appropriately reflect their positions and responsibilities. Such appointed officers shall have such powers and shall perform such duties as may be assigned to them by the Chief Executive Officer or the senior officer to whom they report, consistent with corporate policies. An appointed officer shall serve until a successor is elected and qualified or until the earlier of such officer’s death, resignation or removal by the Chief Executive Officer or the Board of Directors at any time, either with or without cause.

Section 11. Other Officers, Assistant Officers and Agents. Officers, assistant officers and agents, if any, other than those whose powers and duties are provided for in these Bylaws, shall have such authority and perform such duties as may from time to time be prescribed by resolution of the Board of Directors and, to the extent not so provided, as generally pertain to their respective offices, subject to the control of the Board of Directors.

Section 12. Delegation of Authority. The Board of Directors may by resolution delegate the powers and duties of such officer to any other officer or to any director, or to any other person whom it may select.

ARTICLE V

CERTIFICATES OF STOCK AND TRANSFER

Section 1. Form. The shares of stock of the Corporation shall be represented by certificates; provided that the Board of Directors may provide by resolution or resolutions that some or all of any class or series of stock of the Corporation shall be uncertificated shares that may be evidenced by a book-entry system maintained by the registrar of such stock. If shares are represented by certificates, such certificates shall be in the form, other than bearer form, approved by the Board of Directors. The certificates representing shares of stock shall be signed by, or in the name of, the Corporation by any two authorized officers of the Corporation. Any or all such signatures may be facsimiles. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon such a certificate ceases to be an officer, transfer agent, or registrar before such certificate has been issued, it may nevertheless be issued by the Corporation with the same effect as if the signatory were still such at the date of its issue.

Section 2. Lost Certificates. The Corporation may issue a new certificate or uncertificated shares in place of any certificate theretofore issued by the Corporation alleged to have been lost, stolen, or destroyed upon the making of an affidavit of that fact by the owner of the allegedly lost, stolen, or destroyed certificate. When authorizing such issue of a new certificate or uncertificated shares, the Board of Directors or the Secretary may, in its discretion and as a condition precedent to the issuance thereof, require the owner of the lost, stolen, or destroyed certificate, or the owner’s legal representative to give the Corporation a bond sufficient to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

Section 3. Registered Stockholders. The Corporation shall be entitled to recognize the exclusive right of a person registered on the stock ledger as the owner of shares of stock to receive dividends, to vote, to receive notifications and otherwise to exercise all the rights and powers of an owner, except as otherwise required by applicable law. The Corporation shall not be bound to recognize any equitable or other claim to or interest in such share or shares of stock on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise required by applicable law.

Section 4. Transfers of Stock. Stock of the Corporation shall be transferable in the manner prescribed by applicable law and in these Bylaws. Transfers of stock shall be made on the books administered by or on behalf of the Corporation only by the direction of the registered holder thereof or such person’s attorney, lawfully constituted in writing, and, in the case of certificated shares, upon the surrender to the Company or its transfer agent or other designated agent of the certificate thereof, which shall be cancelled before a new certificate or uncertificated shares shall be issued.

ARTICLE VI

GENERAL PROVISIONS

Section 1. Dividends. Subject to and in accordance with applicable law and the Certificate of Incorporation dividends upon the shares of capital stock of the Corporation may be declared and paid by the Board of Directors, in accordance with applicable law. Dividends may be paid in cash, in property or in shares of the Corporation’s capital stock, subject to the provisions of applicable law and the Certificate of Incorporation. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends a reserve or reserves for any proper purpose. The Board of Directors may modify or abolish any such reserves in the manner in which they were created.

Section 2. Checks, Notes, Drafts, Etc. All checks, notes, drafts or other orders for the payment of money of the Corporation shall be signed, endorsed or accepted in the name of the Corporation by such officer, officers, person or persons as from time to time may be designated by these Bylaws, the Board of Directors or by an officer or officers authorized by the Board of Directors to make such designation.

Section 3. Contracts. In addition to the powers otherwise granted to officers pursuant to ARTICLE IV hereof, the Board of Directors may authorize any officer or officers, or any agent or agents, in the name and on behalf of the Corporation to enter into or execute and deliver any and all deeds, bonds, mortgages, contracts and other obligations or instruments, and such authority may be general or confined to specific instances.

Section 4. Fiscal Year. The fiscal year of the Corporation shall be fixed by resolution of the Board of Directors.

Section 5. Corporate Seal. The Board of Directors may provide a corporate seal which shall be in the form of a circle and shall have inscribed thereon the name of the Corporation and the words “Corporate Seal, Delaware.” The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise. Notwithstanding the foregoing, no seal shall be required by virtue of this Section.

Section 6. Voting Securities Owned By Corporation. Voting securities in any other corporation or entity held by the Corporation shall be voted by the Chair of the Board, Chief Executive Officer, the President or the Chief Financial Officer of the Corporation, unless the Board of Directors specifically confers authority to vote with respect thereto, which authority may be general or confined to specific instances, upon some other person or officer. Any person authorized to vote securities shall have the power to appoint proxies, with general power of substitution.

Section 7. Signatures. In addition to the provisions for use of signatures elsewhere specifically authorized in these Bylaws and subject to applicable law, signatures of any officer or officers of the Corporation may be in any manner permitted by Section 116 of the DGCL.

Section 8. Section Headings. Section headings in these Bylaws are for convenience of reference only and shall not be given any substantive effect in limiting or otherwise construing any provision herein.

Section 9. Inconsistent Provisions. In the event that any provision (or part thereof) of these Bylaws is or becomes inconsistent with any provision of the Certificate of Incorporation, the DGCL or any other applicable law, the provision (or part thereof) of these Bylaws shall be deemed to have been revised to conform to the applicable provision of the Certificate of Incorporation, the DGCL or other applicable law, as the case may be, the applicable provisions of which shall be deemed incorporated herein by reference, so as to eliminate any such inconsistency.

ARTICLE VII

INDEMNIFICATION

Section 1. Right to Indemnification and Advancement. Each person who was or is made a party or is threatened to be made a party to or is otherwise involved (including involvement, without limitation, as a witness) in any actual or threatened action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”), by reason of the fact that he or she is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (an “indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director or officer or in any other capacity while serving as a director or officer, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by applicable law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than permitted prior thereto), against all expense, liability and loss (including attorneys’ fees and related disbursements, judgments, fines, excise taxes or any other penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith and such indemnification shall continue as to an indemnitee who has ceased to be a director or officer of the Corporation and shall inure to the benefit of the indemnitee’s heirs, executors and administrators; provided, however, that, except as provided in this Section 1 of ARTICLE VII with respect to proceedings to enforce rights to indemnification and advancement of expenses, the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized in the specific case by the Board of Directors of the Corporation. The rights to indemnification and advance of expenses conferred in this Section 1 of ARTICLE VII shall be contract rights. The Corporation may also, by action of its Board of Directors, provide indemnification and advancement to employees and agents of the Corporation.

Section 2. Procedure for Indemnification. Any claim for indemnification or advance of expenses by an indemnitee under this Section 2 of ARTICLE VII shall be made promptly, and in any event within forty-five days (or, in the case of an advance of expenses, twenty days, provided that the indemnitee has delivered the undertaking contemplated by Section 3 of this ARTICLE VII if required), upon the written request of the indemnitee. If the Corporation denies a written request for indemnification or advance of expenses, in whole or in part, or if payment in full pursuant to such request is not made within forty-five days (or, in the case of an advance of expenses, twenty days, provided that the indemnitee has delivered the undertaking contemplated by Section 3 of this ARTICLE VII if required), the right to indemnification or advances as granted by this ARTICLE VII shall be enforceable by the indemnitee in any court of competent jurisdiction. The indemnitee’s costs and expenses incurred in connection with successfully establishing his or her right to indemnification or advance of expenses pursuant to this ARTICLE VII, in whole or in part, in any such action shall also be indemnified by the Corporation to the fullest extent permitted by applicable law. It shall be a defense to any such action (other than an action brought to enforce a claim for the advance of expenses where the undertaking required pursuant to Section 3 of this ARTICLE VII, if any, has been tendered to the Corporation) that the indemnitee has not met the applicable standard of conduct which make it permissible under the DGCL for the

Corporation to indemnify the indemnitee for the amount claimed, but the burden of proof shall be on the Corporation to the fullest extent permitted by applicable law. Neither the failure of the Corporation (including its Board of Directors, a committee thereof, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the indemnitee is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel or its stockholders) that the indemnitee has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the indemnitee has not met the applicable standard of conduct.

Section 3. Advancement of Expenses. The Corporation shall pay the expenses (including attorneys’ fees) actually and reasonably incurred by an indemnitee in defending any Proceeding in advance of its final disposition, upon receipt of an undertaking by or on behalf of such person to repay all amounts advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such person is not entitled to be indemnified for such expenses under this ARTICLE VII or otherwise Payment of such expenses actually and reasonably incurred by such person, may be made by the Corporation, subject to such terms and conditions as the general counsel of the Corporation in their discretion deems.

Section 4. Insurance. The Corporation may purchase and maintain insurance on its own behalf and on behalf of any person who is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, limited liability company, trust or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify such person against such liability under the DGCL.

Section 5. Service for Subsidiaries. Any person who, while a director or officer of the Corporation, is or was a director, officer, employee or agent of another corporation or of a partnership, limited liability company, joint venture, trust or other enterprise, at least 51% of whose equity interests are owned by the Corporation (a “subsidiary” for purposes of this ARTICLE VII) shall be conclusively presumed to be serving in such capacity at the request of the Corporation.

Section 6. Non-Exclusivity of Rights; Continuation of Rights of Indemnification. The rights to indemnification and to the advance of expenses conferred in this ARTICLE VII shall not be exclusive of any other right which any person may have or hereafter acquire under the Certificate of Incorporation or under any statute, bylaw, agreement, vote of stockholders or disinterested directors or otherwise. All rights to indemnification and to the advance of expenses under this ARTICLE VII shall be deemed to be a contract between the Corporation and each director or officer of the Corporation who serves or served in such capacity at any time while this ARTICLE VII is in effect. Any amendment, repeal, modification or elimination of the provisions of this ARTICLE VII or repeal or modification of relevant provisions of the DGCL or any other applicable laws shall not adversely affect any right or protection under this ARTICLE VII of any indemnitee in respect of any act or omission occurring prior to the time of such amendment, repeal, modification or elimination.

Section 7. Merger or Consolidation. For purposes of this ARTICLE VII, references to the “Corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers and employees or agents, so that any person who is or was a director or officer of such constituent corporation, or, while a director or officer of such constituent corporation, is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, shall stand in the same position under this ARTICLE VII with respect to the resulting or surviving corporation as he or she would have with respect to such constituent corporation if its separate existence had continued.

Section 8. Savings Clause. To the fullest extent permitted by applicable law, if this ARTICLE VII or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify and advance expenses to each indemnitee under this ARTICLE VII as to all expense, liability and loss (including attorneys’ fees and related disbursements, judgments, fines, excise taxes and any other penalties and amounts paid or to be paid in settlement) actually and reasonably incurred or suffered by such indemnitee and for which indemnification and advancement of expenses is available to such indemnitee pursuant to this ARTICLE VII to the fullest extent permitted by any applicable portion of this ARTICLE VII that shall not have been invalidated.

ARTICLE VIII

AMENDMENTS

Subject to the rights of the holders of any series of preferred stock of the Corporation then outstanding, these Bylaws may be amended, altered, changed or repealed or new Bylaws adopted only in accordance with ARTICLE VI of the Certificate of Incorporation.

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Annex F

REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of [●], 2023, is made and entered into by and among Capstone Dental PubCo, Inc., a Delaware corporation (the “Company”), AGP SPV 1, L.P., a Cayman Islands limited partnership (“AGP”), Accelmed Partners LP (“Partners” and together with AGP, “Accelmed”), Melker Nilsson (the “Option Holder”, and together with Accelmed and any person or entity who hereafter becomes a party to this Agreement, the “Holders”, and each a “Holder”).

RECITALS

WHEREAS, each of the Company, Keystone Dental Holdings, Inc., a Delaware corporation (“Keystone”), Capstone Merger Sub Ltd., an Israeli company (“Israeli Merger Sub”), Capstone Merger Sub Corp., a Delaware corporation (“U.S. Merger Sub” and, together with Israeli Merger Sub, the “Merger Subs”), and Check-Cap Ltd., an Israeli company (“Check-Cap”) are parties to that certain Business Combination Agreement (the “BCA”) dated as of [●], 2023.

WHEREAS, in accordance with the BCA, Israeli Merger Sub merged with and into Check-Cap (the “Israeli Merger”), with Check-Cap surviving the Israeli Merger as a direct, wholly owned subsidiary of the Company, and (ii) U.S. Merger Sub merged with and into Keystone (the “U.S. Merger” and, together with the Israeli Merger, the “Mergers”), with Keystone surviving the U.S. Merger as a direct, wholly owned subsidiary of the Company;

WHEREAS, in connection with the Mergers, the Company issued shares of its common stock, par value $0.01 per share (the “Common Stock”) to the holders of Keystone and Check-Cap, and intends to issue to Option Holder options to purchase up to [●] shares of Company Common Stock (the “Nilsson Options”);

WHEREAS, the Company has agreed to provide the Holders with certain registration rights on the terms set forth herein with respect to the shares of Common Stock received or to be received in connection with the transactions set forth above.

NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

SECTION 1.01. Definitions. The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:

“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Board or the Chairman, Chief Executive Officer or principal financial officer of the Company (i) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any Prospectus and any preliminary Prospectus, in the light of the circumstances under which they were made) not misleading, (ii) would not be required to be made at such time if the Registration Statement were not being filed, and (iii) the Company has a bona fide business purpose for not making such information public.

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“Agreement” shall have the meaning given in the Preamble.

“Board” shall mean the Board of Directors of the Company.

“Business Day” means any day, other than a Saturday or a Sunday, that is neither a legal holiday nor a day on which banking institutions are generally authorized or required by law or regulation to close in the City of New York, New York.

“Commission” shall mean the Securities and Exchange Commission.

“Common Stock” shall have the meaning given in the Recitals hereto.

“Company” shall have the meaning given in the Preamble.

“Demand Exercise Notice” shall have the meaning given in Section 2.02(a).

“Demanding Holders” shall have the meaning given in Section 2.02(a).

“Demand Registration” shall have the meaning given in Section 2.02(a).

“Demand Registration Request” shall have the meaning given in Section 2.02(a).

“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time.

“Form S-1” shall mean Form S-1 for the registration of securities under the Securities Act promulgated by the Commission.

“Form S-3” shall mean Form S-3 for the registration of securities under the Securities Act promulgated by the Commission.

“Holders” shall have the meaning given in the Preamble.

“Initiating Holders” shall have the meaning given in Section 2.02(a).

“Maximum Number of Securities” shall have the meaning given in Section 2.01(b).

“Minimum Demand Threshold” shall mean $20,000,000.

“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement, preliminary Prospectus or Prospectus, or necessary to make the statements in a Registration Statement, preliminary Prospectus or Prospectus, in light of the circumstances under which they were made, not misleading.

“Nilsson Options” shall have the meaning given in the Preamble.

“Option Holder” shall have the meaning given in the Preamble.

“Piggyback Registration” shall have the meaning given in Section 2.01(a).

“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all materials incorporated by reference in such prospectus.

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“Registrable Securities” shall mean (a) as to all Holders other than the Option Holder, the shares of Common Stock owned by any such Holder at the time of determination, (b) as to the Option Holder, [●] shares of Common Stock issuable to the Option Holder upon exercise of the Nilsson Options, and (c) as to all Holders, any other capital stock issued or issuable with respect to the shares described in subsection (a) and (b) above by way of a stock split, stock dividend, reclassification, subdivision or reorganization, recapitalization or similar event. A Registrable Security shall cease to be a Registrable Security when (i) a registration statement with respect to the offering of such security by the holder thereof shall have been declared effective under the 1933 Act and such security shall have been disposed of by such Holder pursuant to such registration statement, (ii) with respect to any security held by a Holder other than the Option Holder, such Holder holds less than one percent (1%) of the Common Stock outstanding and the security may be sold to the public, without registration under the Securities Act, pursuant to Rule 144 (or any other similar provision then in force) promulgated under the Securities Act or (iii) such security shall have been otherwise transferred by the holder thereof and does not bear a legend restricting further transfers.

“Registration” shall have the meaning given in Section 3.01.

“Registration Statement” shall mean any registration statement that covers the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all materials incorporated by reference in such registration statement.

“Requesting Shelf Stockholders” shall have the meaning given in Section 2.02(a).

“Securities Act” shall mean the Securities Act of 1933, as amended from time to time.

“Shelf Registration” shall have the meaning given in Section 2.02(a).

“Shelf Registration Statement” shall have the meaning given in Section 2.02(a).

“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.

“Underwritten Registration” or “Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

ARTICLE II

REGISTRATION RIGHTS

SECTION 2.01. Company Registration.

(a) Piggyback Rights. Subject to Section 2.01(b), if at any time or from time to time, the Company proposes to file a Registration Statement under the Securities Act with respect to an offering of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of stockholders of the Company, other than a Registration Statement (i) filed in connection with any employee stock option or other benefit plan, (ii) for an exchange offer, as part of a merger, consolidation or similar transaction or for an offering of securities solely to the Company’s existing stockholders, (iii) for an offering of debt that is convertible into equity securities of the Company, or (iv) for a dividend reinvestment plan, then the Company shall give written notice of such proposed filing to the Holders as soon as practicable but not less than ten (10) days before the anticipated filing date of such Registration Statement, which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, in such

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offering, and (B) offer to the Holders the opportunity to register the sale of such number of Registrable Securities as such Holders may request in writing within five (5) Business Days after receipt of such written notice (such Registration a “Piggyback Registration”). The Company shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and shall use commercially reasonable efforts to cause the managing Underwriter or Underwriters of a proposed Underwritten Offering to permit the Registrable Securities requested by the Holders pursuant to this section to be included in a Piggyback Registration on the same terms and conditions as any similar securities of the Company included in such Registration and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. If any Piggyback Registration involves an underwritten primary offering of the Company’s securities, the Board shall have the right to select any Underwriter(s) to manage such Piggyback Registration. All Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this section shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the Company. The Company may postpone or withdraw the filing or the effectiveness of a Piggyback Registration at any time in its sole discretion.

(b) Reduction of Piggyback Registration. If the managing Underwriter or Underwriters in an Underwritten Registration that is to be a Piggyback Registration, in good faith, advises the Company and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of shares of Common Stock that the Company desires to sell, taken together with (i) the shares of Common Stock, if any, as to which Registration has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Holders of Registrable Securities hereunder, (ii) the Registrable Securities as to which registration has been requested pursuant to Section 2.02 hereof, and (iii) the shares of Common Stock, if any, as to which Registration has been requested pursuant to separate written contractual piggyback registration rights of other stockholders of the Company, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Registrable Securities so included in such Piggyback Registration (unless it is a Demand Registration) shall be apportioned as follows: (i) first, to any shares of Common Stock that the Company proposes to sell, (ii) second, to any shares that the Option Holder proposes to sell, and (iii) third, pro rata among shares of the Registrable Securities included in such Piggyback Registration, other than the Nilsson Options, in each case according to the total number of shares of the Registrable Securities requested for inclusion by the Holder, or in such other proportions as shall mutually be agreed to among the Holders.

Notwithstanding anything to the contrary herein, if the Underwriter reasonably determines that marketing factors require the exclusion of particular Holder(s) from participating in such offering (e.g., the exclusion of members of management) as to all or any portion of such Holder’s Registrable Securities, the Company shall so advise such Holder(s) and all or such portion of such Holder’s Registrable Securities shall be excluded from such registration to the extent determined by such Underwriter.

(c) Piggyback Registration Withdrawal. Any Holder of Registrable Securities shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration. The Company (in its sole discretion or as the result of a request for withdrawal by persons pursuant to separate written contractual obligations) may postpone or withdraw the filing or effectiveness of a Piggyback Registration. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this section.

(d) Additional Piggyback Registration Rights. The Company may not, without the consent of the holders of a majority of the Registrable Securities, grant any additional rights to Piggyback Registration unless

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such rights are granted pari passu with or subordinate to the rights set forth in this Section 2.01 and do not impair the rights to Piggyback Registration of Holders set forth herein.

(e) Unlimited Piggyback Registration Rights. For purposes of clarity, any Registration effected pursuant to this Section 2.01 hereof shall not be counted as a Registration pursuant to a Shelf Registration or Demand Registration effected under Section 2.02(a) hereof.

SECTION 2.02. Demand Registration Rights.

(a) Right to Demand.

(i) Any Holder other than the Option Holder (collectively, the “Demanding Holders”) may make a written demand from time to time to effect one or more registration statements under the Securities Act covering all or any part of their Registrable Securities, with a total offering price reasonably expected to exceed, in the aggregate, the Minimum Demand Threshold, by delivering a written demand therefor to the Company, which written demand shall describe the amount and type of securities to be included in such Registration and the intended method(s) of distribution thereof. Any such request by any Demanding Holder pursuant to this section is referred to herein as a “Demand Registration Request,” and the registration so requested is referred to herein as a “Demand Registration” (with respect to any Demand Registration, the Demanding Holders making such demand for registration being referred to as the “Initiating Holders”). Subject to subsection (d) below, the Demanding Holders shall be entitled to request (and the Company shall be required to effect) an aggregate of three (3) Demand Registrations pursuant to this section with respect to any or all Registrable Securities held by the Demanding Holders; provided, however, that a Demand Registration shall not be counted for such purposes unless a Registration Statement has become effective and all of the Registrable Securities requested by the Demanding Holders to be registered on behalf of the Demanding Holders in such Demand Registration have been sold. The Company shall give written notice (the “Demand Exercise Notice”) of such Demand Registration Request to each of the Holders of record of Registrable Securities as promptly as practicable but no later than two (2) Business Days after receipt of the Demand Registration Request. The Company, subject to subsection (d) shall include in a Demand Registration (x) the Registrable Securities of the Initiating Holders and (y) the Registrable Securities of any other Holder of Registrable Securities that shall have made a written request to the Company for inclusion in such Demand Registration (which request shall specify the maximum number of Registrable Securities intended to be disposed of by such Holder) within five (5) days after the receipt of the Demand Exercise Notice. The Company shall, as expeditiously as possible, use its reasonable best efforts to (x) file or confidentially submit with the Commission (no later than (A) sixty (60) days from the Company’s receipt of the applicable Demand Registration Request if the Demand Registration is on Form S-1 or similar long-form registration or (B) thirty (30) days from the Company’s receipt of the applicable Demand Registration Request if the Demand Registration is on Form S-3 or any similar short-form registration), (y) cause to be declared effective as soon as reasonably practicable such registration statement under the Securities Act that includes the Registrable Securities which the Company has been so requested to register, for distribution in accordance with the intended method of distribution and (z) if requested by the Initiating Holders, obtain acceleration of the effective date of the registration statement relating to such registration.

(ii) Right to Shelf Registration. At any time or from time to time following the date that the Company becomes eligible to use Form S-3 or its successor form, subject to any applicable lock-up agreements, Holders holding 10% of the Registrable Securities (the “Requesting Shelf Stockholders”), other than the Option Holder, may make a request (a “Shelf Registration Request”) to the Company for registration with the Commission under and in accordance with the provisions of the Securities Act of all or part of the Registrable Securities then owned by the Requesting Shelf Stockholders (a “Shelf Registration”); provided, however, that the aggregate offering price for such registration shall not be less than $1.0 million. A registration pursuant to this Section 2.02(a) shall permit the intended method or methods of distribution specified by the Requesting Shelf Stockholders, including a distribution to, and resale by, the partners or affiliates of the Requesting Shelf Stockholders. Requesting Shelf Stockholders may make a maximum of two (2) requests per 12-month period for Shelf Registrations pursuant to this Section 2.02.

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(b) Revocation. A majority-in-interest of the Demanding Holders initiating a Shelf Registration Request or Demand Registration Request shall have the right to withdraw from a Registration upon written notification to the Company and the Underwriter or Underwriters (if any) of their intention to withdraw from such Registration prior to (i) in the case of a Shelf Registration, the filing of a preliminary prospectus supplement setting forth the terms of the Underwritten Offering with the Commission and (ii) in the case of a Demand Registration, the effectiveness of the Registration Statement filed with the Commission with respect to the Registration of their Registrable Securities pursuant to such Demand Registration. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Registration pursuant to a Shelf Registration or Demand Registration prior to its withdrawal under this section.

(c) Selection of Underwriters. If any of the Registrable Securities covered by a Demand Registration or Shelf Registration are to be sold in an underwritten offering, the Board shall have the right to select the managing underwriter or underwriters to administer the offering.

(d) Priority on Demand Registrations. If the managing underwriter or underwriters of a Demand Registration advise the Company in writing that in its or their opinion the number of Registrable Securities proposed to be sold in such Demand Registration exceeds the number which can be sold without adversely affecting the marketability, proposed offering price, timing, distribution method or probability of success of the offering, the Company will include in such registration only the number of Registrable Securities which, in the opinion of such underwriter or underwriters, can be sold in such offering without such material adverse effect. The Registrable Securities to be included in such Demand Registration shall be apportioned pro rata among the Demanding Holders and the Piggyback Holders according to the total number of shares of the Registrable Securities requested for inclusion by the Demanding Holders and the Piggyback Holders, or in such other proportions as shall mutually be agreed to among the Demanding Holders and the Piggyback Holders; provided, however, that the number of Registrable Securities held by the Demanding Holders and the Piggyback Holders to be included in such underwriting shall not be reduced unless all other securities are first entirely excluded from the underwriting.

Notwithstanding anything to the contrary herein, if the underwriter reasonably determines that marketing factors require the exclusion of particular Holder(s) from participating in such offering (e.g., the exclusion of members of management) as to all or any portion of such Holder’s Common Stock, the Company shall so advise such Holder(s) and all or such portion of such Holder’s Common Stock shall be excluded from such registration to the extent determined by such underwriter.

(e) Additional Demand Registration Rights. The Company may not, without the consent of the holders of a majority of the Registrable Securities, grant any additional rights to Demand Registration unless such rights are subordinate to the rights set forth in this Section 2.02.

ARTICLE III

COMPANY PROCEDURES

SECTION 3.01. General Procedures. If at any time the Company is required to effect the Registration of Registrable Securities (each a “Registration”), the Company shall use its reasonable best efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto the Company shall:

(a) prepare and file with the Commission a Registration Statement with respect to such Registrable Securities and use its reasonable best efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities covered by such Registration Statement have been sold;

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(b) prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by any Holder or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus and either (i) any Underwriter overallotment option has terminated by its terms or (ii) the Underwriters have advised the Company that they will not exercise such option or any remaining portion thereof;

(c) furnish without charge to the Underwriters, if any, and each Holder of Registrable Securities included in such Registration, or such Holders’ legal counsel, copies of the Prospectus included in such Registration Statement (including each preliminary Prospectus), and each amendment and supplement thereto (in each case including all exhibits thereto and documents incorporated by reference therein), and such other documents as the Underwriters and each Holder of Registrable Securities included in such Registration or the legal counsel for any such Holders may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Holders;

(d) prior to any public offering of Registrable Securities, use its best efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as any Holder of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may reasonably request and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be reasonably necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

(e) use commercially reasonable efforts to cause all such Registrable Securities to be listed on each securities exchange or automated quotation system on which similar securities issued by the Company are then listed;

(f) provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

(g) advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its commercially reasonable best efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

(h) at least five (5) days prior to the filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus or any document that is to be incorporated by reference into such Registration Statement or Prospectus, furnish a copy thereof to each seller of such Registrable Securities and its counsel, including, without limitation, providing copies promptly upon receipt of any comment letters received with respect to any such Registration Statement or Prospectus. The Company shall not include the name of any Holder or any information regarding any Holder in any Registration Statement or Prospectus, any amendment or supplement to such Registration Statement or Prospectus, any document that is to be incorporated by reference into such Registration Statement or Prospectus, or any response to any comment

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letter, without the prior written consent of such Holder and providing each such Holder or its counsel a reasonable amount of time to review and comment on such applicable document, which comments the Company shall include unless contrary to applicable law;

(i) in the event of an Underwritten Offering, permit the participating Holders to rely on any “cold comfort” letter from the Company’s independent registered public accountants provided to the managing Underwriter of such offering;

(j) in the event of an Underwritten Offering, permit the participating Holders to rely on any opinion(s) of counsel representing the Company for the purposes of such Registration issued to the managing Underwriter of such offering covering legal matters with respect to the Registration;

(k) (i) in addition to subsections (i) and (k) above, upon the request of any Holder, at the Company’s sole expense, furnish to each Underwriter, if any, in such substance and scope as they may reasonably request and as are customarily made by issuers to Underwriters in primary Underwritten Offerings, upon the date of the effectiveness of the Registration Statement:

(A) an opinion and 10b-5 letter in customary form of counsel for the Company, covering the matters customarily covered in opinions and 10b-5 letters requested in similar Underwritten Offerings and such other matters as such parties may reasonably request; and;

(B) obtain a customary comfort letter, dated the date of effectiveness of the Registration Statement, from the Company’s independent accountants, in the customary form and covering matters of the type customarily requested to be covered in comfort letters by Underwriters in connection with primary Underwritten Offerings; and

(ii) deliver such other documents and certificates as may be reasonably requested by such parties to evidence compliance with clause (a) above and with any customary conditions contained in the underwriting agreement or other agreement entered into by the Company;

(l) in the event of any Underwritten Offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing Underwriter of such offering;

(m) make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule promulgated by the Commission), and which requirement will be deemed to be satisfied if the Company timely files complete and accurate information on Forms 10-Q, 10-K and 8-K under the Exchange Act and otherwise complies with Rule 158 under the Securities Act;

(n) use its reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in any Underwritten Offering; and

(o) otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the Holders, in connection with such Registration.

SECTION 3.02. Registration Expenses. The Registration Expenses of all Registrations shall be borne by the Company. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, Underwriter marketing costs and fees and expenses of legal counsel representing the Holders in excess or in addition to the legal fees and expenses included as Registration Expenses.

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SECTION 3.03. Requirements for Participation in Underwritten Offerings. No person may participate in any Underwritten Offering for equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such person (i) agrees to sell such person’s securities on the basis provided in any underwriting arrangements approved by the Company and (ii) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting agreements and other customary documents as may be reasonably required under the terms of such underwriting arrangements;

SECTION 3.04. Suspension of Sales; Adverse Disclosure. Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains a Misstatement, each of the Holders shall forthwith discontinue disposition of Registrable Securities until he, she or it is advised in writing by the Company that the use of the Prospectus may be resumed and he, she or it has received copies of a supplemented or amended Prospectus correcting the Misstatement (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as reasonably practicable after the time of such notice) and, if so directed by the Company, each Holder shall deliver to the Company (at the Company’s expense) all copies, other than permanent file copies then in such Holder’s possession, of the Prospectus covering such Registrable Securities at the time of receipt of such notice. If the continued use of a Registration Statement in respect of any Registration at any time would require the Company to make an Adverse Disclosure, or would require the inclusion in such Registration Statement of (i) financial statements that are unavailable to the Company for reasons beyond the Company’s control, (ii) audited financial statements as of a date other than the Company’s fiscal year end (unless the Holders requesting Registration agree to pay the reasonable expenses of this audit), or (iii) pro forma financial statements that are required to be included in a registration statement, the Company may, upon giving prompt written notice of such action to the Holders, delay the filing or initial effectiveness of, or suspend the use of, such Registration Statement for no more than 90 days per delay or suspension or more than 150 total calendar days, in each case during any twelve-month period. In the event the Company exercises its rights under the preceding sentence, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities. The Company shall immediately notify the Holders of the expiration of any period during which it exercised its rights under this Section 3.04.

SECTION 3.05. Reporting Obligations. As long as any Holder shall own Registrable Securities, the Company, at all times while it shall be a reporting company under the Exchange Act, covenants to use its reasonable best efforts to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the filing date pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly upon request by a Holder furnish such Holder with true and complete copies of such filings. The Company further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell shares of Common Stock held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission), including providing any legal opinions. Upon the request of any Holder, the Company shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

ARTICLE IV

INDEMNIFICATION AND CONTRIBUTION

SECTION 4.01. Indemnification.

(a) Indemnification by the Company. The Company agrees to indemnify and hold harmless each Holder that is selling Registrable Securities, the underwriters selling such Holder’s Registrable Securities and their respective officers, directors, stockholders, partners, members, affiliates and agents and each Person who controls (within the meaning of the Securities Act or the Exchange Act) any of them, including any general

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partner or manager of any thereof, against all losses, claims, damages, liabilities and expenses (including reasonable out-of-pocket counsel fees and disbursements) arising out of or based upon any untrue or alleged untrue statement of a material fact contained in any registration statement, prospectus or preliminary prospectus, or any amendment thereof or supplement thereto, in which such Holder participates in an offering of Registrable Securities or in any document incorporated by reference therein or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of the prospectus or any preliminary prospectus, in light of the circumstances under which they were made) not misleading, except insofar as the same are made in reliance on and in conformity with any information with respect to such Holder furnished in writing to the Company by such Holder expressly for use therein.

(b) Indemnification by the Holders. In connection with any registration statement in which a Holder is participating, each such Holder will furnish to the Company in writing such information and affidavits with respect to such Holder as the Company reasonably requests for use in connection with any registration statement or prospectus covering the Registrable Securities of such Holder and to the extent permitted by law agrees to indemnify and hold harmless the Company, its directors, officers and agents and each Person who controls (within the meaning of the Securities Act or the Exchange Act) the Company, against any losses, claims, damages, liabilities and expenses arising out of or based upon any untrue statement of a material fact or any omission to state a material fact required to be stated therein or necessary to make the statements in the registration statement, prospectus or preliminary prospectus (in the case of the prospectus or preliminary prospectus, in light of the circumstances under which they were made) not misleading, to the extent, but only to the extent, that such untrue statement or omission is made in reliance on and in conformity with the information or affidavit with respect to such Holder so furnished in writing by such Holder expressly for use in the registration statement or prospectus; provided that the obligation to indemnify shall be several and not joint, among such Holders and the liability of each such Holder shall be in proportion to and limited to the net amount received by such Holder from the sale of Registrable Securities pursuant to such registration statement in accordance with the terms of this Agreement. The indemnity agreement contained in this Section 4.01(b) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability, action or proceeding if such settlement is effected without the consent of such Holder. The Company and the holders of the Registrable Securities hereby acknowledge and agree that, unless otherwise expressly agreed to in writing by such holders, the only information furnished or to be furnished to the Company for use in any registration statement or prospectus relating to the Registrable Securities or in any amendment, supplement or preliminary materials associated therewith are statements specifically relating to (i) the beneficial ownership of shares of Common Stock by such holder and its affiliates, (ii) transactions or the relationship between such holder and its affiliates, on the one hand, and the Company, on the other hand (iii) the name and address of such holder and (iv) any additional information about such holder or the plan of distribution (other than for an underwritten offering) required by law or regulation to be disclosed in any such document.

(c) Conduct of Indemnification Proceedings. Any Person entitled to indemnification hereunder will (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest may exist between such indemnified and indemnifying parties with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. The failure to so notify the indemnifying party shall not relieve the indemnifying party from any liability hereunder with respect to the action, except to the extent that such indemnifying party is materially prejudiced by the failure to give such notice; provided that any such failure shall not relieve the indemnifying party from any other liability which it may have to any other party or to such indemnified party other than pursuant to this Section 4.01. No indemnifying party in the defense of any such claim or litigation, shall, except with the consent of such indemnified party, which consent shall not be unreasonably withheld, consent to entry of any judgment or enter into any settlement with respect to such indemnified party which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect of such claim or litigation. An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim will not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by

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such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party there may be one or more legal or equitable defenses available to such indemnified party which are in addition to or may conflict with those available to any other of such indemnified parties with respect to such claim, in which event the indemnifying party shall be obligated to pay the reasonable fees and expenses of such additional counsel or counsels.

SECTION 4.02. Contribution. If for any reason the indemnification provided for in Section 4.01 is unavailable to an indemnified party or is insufficient to hold such indemnified party harmless, then the indemnifying party shall contribute to the amount paid or payable by the indemnified party as a result of such loss, claim, damage or liability (i) in such proportion as is appropriate to reflect the relative benefits received by the indemnified party and the indemnifying party, or (ii) if the allocation provided by the preceding clause (i) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in the preceding clause (i) but also the relative fault of the indemnified party and the indemnifying party, as well as any other relevant equitable considerations. The relative fault of the Company on the one hand and of the sellers of Registrable Securities and any other sellers participating in the registration statement on the other hand shall be determined by reference to, among other things, whether the untrue or alleged omission to state a material fact relates to information supplied by the Company or by the sellers of Registrable Securities or other sellers participating in the registration statement and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. In no event shall the liability of any such Holder be greater in amount than the amount of net proceeds received by such Holder upon such sale or the amount for which such indemnifying party would have been obligated to pay by way of indemnification if the indemnification provided in Section 4.01 had been available.

ARTICLE V

MISCELLANEOUS

SECTION 5.01. Notices. Any notice or communication under this Agreement must be in writing and given by (i) deposit in the United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, (ii) delivery in person or by courier service providing evidence of delivery, or (iii) transmission by hand delivery or electronic mail. Each notice or communication that is mailed, delivered, or transmitted in the manner described above shall be deemed sufficiently given, served, sent, and received, in the case of mailed notices, on the third Business Day following the date on which it is mailed and, in the case of notices delivered by courier service, hand delivery or electronic mail, at such time as it is delivered to the addressee (with the delivery receipt or the affidavit of messenger) or at such time as delivery is refused by the addressee upon presentation. Any notice or communication under this Agreement must be addressed:

If to the Company, to:

Attention:
Email:

with a copy to:

Attention:
Email:

And, if to any Holder, to such Holder’s address referenced in Schedule A.

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Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective thirty (30) days after delivery of such notice as provided in this Section 5.01.

SECTION 5.02. Assignment; No Third-Party Beneficiaries.

(a) This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part.

(b) This Agreement and the rights, duties and obligations of the Holders of Registrable Securities hereunder may be assigned or delegated by such Holder of Registrable Securities in conjunction with and to the extent of any transfer of Registrable Securities by any such Holder.

(c) This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the Holders, the permitted assigns and its successors and the permitted assigns of the Holders.

(d) This Agreement shall not confer any rights or benefits on any persons that are not parties hereto, other than as expressly set forth in this Agreement.

(e) No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (i) written notice of such assignment as provided in Section 5.02 hereof and (ii) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement). Any transfer or assignment made other than as provided in this Section 5.02 shall be null and void.

SECTION 5.03. Counterparts. This Agreement may be executed in multiple counterparts (including facsimile or PDF counterparts), each of which shall be deemed an original, and all of which together shall constitute the same instrument, but only one of which need be produced.

SECTION 5.04. Governing Law; Venue. THE PARTIES HERETO EXPRESSLY AGREE THAT THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED UNDER THE LAWS OF THE STATE OF DELAWARE, WITHOUT REGARD TO THE CONFLICT OF LAW PROVISIONS OF SUCH JURISDICTION. Any legal suit, action or proceeding arising out of or based upon this Agreement or the transactions contemplated hereby may be instituted in the federal courts of the United States or the courts of the State of Delaware, and each party irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding.

SECTION 5.05. Amendments and Modifications. Upon the written consent of the Company and the Holders of at least a majority in interest of the Registrable Securities at the time in, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects one Holder, solely in its capacity as a holder of the shares of capital stock of the Company, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of the Holder so affected. No course of dealing between any Holder or the Company and any other party hereto or any failure or delay on the part of a Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

SECTION 5.06. Termination. This Agreement shall terminate upon the date as of which (A) all of the Registrable Securities have either been sold pursuant to a Registration Statement or cease to be Registrable

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Securities (but in no event prior to the applicable period referred to in Section 4(a)(3) of the Securities Act and Rule 174 thereunder (or any successor rule promulgated thereafter by the Commission)) or (B) the Holders of all Registrable Securities are permitted to sell the Registrable Securities under Rule 144 (or any similar provision) under the Securities Act without limitation on the amount of securities sold or the manner of sale. The provisions of Section 3.05 and Article IV shall survive any termination.

[SIGNATURE PAGES FOLLOW]

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IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

COMPANY: Capstone Dental PubCo Inc. a Delaware corporation

By:
Name:
Title:

HOLDERS: Accelmed Partners LP a

By:
Name:
Title:

AGP SPV 1, L.P. a

By:
Name:
Title:

Melker Nilsson, individually

F-14

Annex G

STOCKHOLDER SUPPORT AGREEMENT

This STOCKHOLDER SUPPORT AGREEMENT, dated as of August 16, 2023 (this “Agreement”), by and among Keystone Dental Holdings, Inc., a Delaware corporation (“Keystone”), Check-Cap Ltd., an Israeli company (“Check-Cap”), and certain of the stockholders of Keystone whose names appear on the signature pages of this Agreement (each, a “Stockholder” and, collectively, the “Stockholders”).

WHEREAS, Keystone, Capstone Dental Pubco, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Keystone (“PubCo”), Capstone Merger Sub Ltd., an Israeli company and direct, wholly owned subsidiary of PubCo (“Israeli Merger Sub”), Capstone Merger Sub Corp., a Delaware corporation and direct, wholly owned subsidiary of PubCo (“U.S. Merger Sub” and, together with Israeli Merger Sub, the “Merger Subs”), and Check-Cap propose to enter into, simultaneously herewith, a business combination agreement (the “BCA”; terms used but not defined in this Agreement shall have the meanings ascribed to them in the BCA), which provides, among other things, that, upon the terms and subject to the conditions thereof, (i) in accordance with the provisions of Sections 314-327 of the ICL, Israeli Merger Sub will merge with and into Check-Cap (the “Israeli Merger”), with Check-Cap surviving the Israeli Merger as a direct, wholly owned subsidiary of PubCo, and (ii) in accordance with the provisions of the DGCL, U.S. Merger Sub will merge with and into Keystone (the “U.S. Merger” and, together with the Israeli Merger, the “Mergers”), with Keystone surviving the U.S. Merger as a direct, wholly owned subsidiary of PubCo; and

WHEREAS, as of the date hereof, each Stockholder owns of record the number of shares of Keystone Common Stock as set forth opposite such Stockholder’s name on Exhibit A hereto (all such shares of Keystone Common Stock and any shares of Keystone Stock of which ownership of record or the power to vote is hereafter acquired by the Stockholders prior to the termination of this Agreement being referred to herein as the “Shares”).

NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1. Agreement to Vote. Subject to the earlier termination of this Agreement in accordance with Section 7, each Stockholder, severally and not jointly, hereby irrevocably and unconditionally agrees to vote at any meeting of the Keystone Stockholders, and in any action by written consent of the Keystone Stockholders (which written consent shall be delivered promptly after Keystone requests such delivery and, in any event, no later than 24 hours after the execution and delivery of the BCA), all of such Stockholder’s Shares held by such Stockholder at such time (a) in favor of the approval and adoption of the BCA and approval of the U.S. Merger and all other transactions contemplated by the BCA (collectively, the “Transactions”); and (b) against any action, agreement or transaction or proposal that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Keystone under the BCA or that would reasonably be expected to result in the failure of the Transactions from being consummated, except in connection with the exercise of any of Keystone’s rights under the BCA, including, for the avoidance of doubt, Keystone’s right to terminate the BCA, in accordance with its terms. Each Stockholder acknowledges receipt of a copy of the BCA.

2. Termination of Stockholders’ Agreement, Related Agreements. Each Stockholder, by this Agreement, with respect to its Shares, severally and not jointly, hereby agrees to terminate, subject to the occurrence of, and effective immediately prior to, the U.S. Merger Effective Time and provided that all Terminating Rights (as defined below) between Keystone or any of its Subsidiaries and any other holder of Keystone capital stock shall also terminate at such time, (a) that certain Stockholders Agreement, dated as of August 31, 2021, by and among Keystone and certain stockholders of Keystone (as amended, the “Stockholders Agreement”), and (b) if applicable to such Stockholder, any rights under any agreement providing for redemption rights, put rights, purchase rights, information rights, rights to consult with and advise management, inspection rights, preemptive rights, Keystone Board observer rights or rights to receive information delivered to the Keystone Board or other similar rights not generally available to stockholders of Keystone (the “Terminating Rights”) between such Stockholder and Keystone, but excluding, for the avoidance of doubt, any rights such Stockholder may have that relate to agreements contemplated by the BCA or any indemnification, commercial or employment agreements or arrangements between such Stockholder and Keystone or any of its Subsidiaries, which shall survive in accordance with their terms.

3. Transfer of Shares. Subject to the earlier termination of this Agreement in accordance with Section 7, each Stockholder, severally and not jointly, agrees that it shall not, directly or indirectly, (a) sell, assign, transfer (including by operation of Law), pledge, dispose of or otherwise encumber any of the Shares or otherwise agree to do any of the foregoing, except for a sale, assignment or transfer pursuant to the BCA or to another Keystone Stockholder that is a party to this Agreement and bound by the terms and obligations hereof or the imposition of an Encumbrance that is a Permitted Encumbrance, (b) deposit any Shares into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with this Agreement or (c) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, assignment, transfer (including by operation of Law) or other disposition of any Shares; provided that the foregoing shall not prohibit the transfer of the Shares by a Stockholder to an affiliate of such Stockholder, but only if such affiliate shall execute this Agreement or a joinder agreeing to become a party to this Agreement. For purposes of this Agreement, “Permitted Encumbrance” means any Encumbrance that would not prohibit, limit or otherwise conflict with the Stockholder’s compliance with its obligations pursuant to this Agreement.

4. Waiver of Appraisal Rights. Each Stockholder, severally and not jointly, hereby irrevocably and unconditionally agrees not to, directly or indirectly, assert, demand, exercise or perfect, and hereby waives, any appraisal rights (including under Section 262 of the DGCL) and any rights to dissent with respect to the U.S. Merger.

5. Confidentiality; No Solicitation. Each Stockholder, severally and not jointly, agrees to be bound by and subject to Section 7.4 (No Solicitation) and Section 8.9 (Disclosure) of the BCA to the same extent as such provisions apply to Keystone as if the Stockholders were a party thereto.

6. Representations and Warranties. Each Stockholder, severally and not jointly, represents and warrants to Check-Cap as follows:

(a) The execution, delivery and performance by such Stockholder of this Agreement and the consummation by such Stockholder of the transactions contemplated hereby do not and will not (i) conflict with or violate any United States or non-United States Law or Order applicable to such Stockholder, (ii) require any consent, approval or authorization of, declaration, filing or registration with, or notice to, any person or entity, (iii) result in the creation of any encumbrance on any Shares (other than a Permitted Encumbrance, under this Agreement, the BCA and the agreements contemplated by the BCA) or (iv) in relation to the Stockholders that are not natural persons, conflict with or result in a breach of or constitute a default under any provision of such Stockholder’s governing documents.

(b) As of the date of this Agreement, such Stockholder owns exclusively of record and has good and valid title to the Shares set forth opposite such Stockholder’s name on Exhibit A free and clear of any Encumbrance, other than pursuant to (i) this Agreement, (ii) applicable securities Laws, (iii) Keystone’s Organizational Documents, (iv) the Stockholders Agreement, (v) that certain Stock Purchase Agreement, dated as of August 31, 2021, by and among Keystone and the investors identified therein or (vi) Permitted Encumbrances. As of the date of this Agreement, such Stockholder has the sole power (as currently in effect) to vote and right, power and authority to sell, transfer and deliver such Shares, and such Stockholder does not own, directly or indirectly, any other Shares.

(c) Such Stockholder has the power, authority and capacity to execute, deliver and perform this Agreement and this Agreement has been duly authorized, executed and delivered by such Stockholder.

7. Termination. Notwithstanding anything in this Agreement to the contrary, this Agreement and the obligations of the Stockholders under this Agreement shall automatically terminate upon the earliest of (a) the U.S. Merger Effective Time; (b) the termination of the BCA in accordance with its terms and (c) the effective date of a written agreement of the parties hereto terminating this Agreement. Upon termination of this Agreement, no party shall have any further obligations or liabilities under this Agreement; provided that Section 8 shall survive any such termination; and provided, further, that nothing in this Section 7 shall relieve any party of liability for any willful material breach of this Agreement occurring prior to termination. The representations and warranties contained in this Agreement and in any certificate or other writing delivered pursuant hereto shall not survive the Closing or the termination of this Agreement.

8. Miscellaneous.

(a) All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by e-mail or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses or e-mail addresses (or at such other address or email address for a party as shall be specified in a notice given in accordance with this Section 8(a)):

If to Check-Cap, to it at:

Check-Cap Ltd.

Check-Cap Building

29 Abba Hushi Avenue

P.O. Box 1271

Isfiya, 3009000, Israel

Attention: Steven Hanley

Email: hanley@medibeacon.com

with a copy to (which shall not constitute notice):

Greenberg Traurig, P.A.

One Azrieli Center, Round Tower, 30th floor

132 Menachem Begin Rd, Tel Aviv, 6701101, Israel

Attention: Gary M. Emmanuel; Mark Selinger

Email: gary.emmanuel@gtlaw.com; mark.selinger@gtlaw.com

and

FISCHER (FBC & Co.)

146 Menachem Begin Rd.

Tel Aviv 6492103, Israel

Attention: Eran Yaniv; Sharon Rosen

Email: eyaniv@fbclawyers.com; srosen@fbclawyers.com

If to Keystone, to it at:

Keystone Dental Holdings, Inc. 154 Middlesex Turnpike

Burlington, MA 01803 USA

Attention: Amnon Tamir

Email: ATamir@keystonedental.com

with a copy to (which shall not constitute notice):

Goldfarb, Gross, Seligman & Co.

One Azrieli Center, Round Building

Tel-Aviv 67021, Israel

Attention: Adam M. Klein; Daniel P. Kahn

Email: adam.klein@goldfarb.com; daniel.kahn@goldfarb.com

and

Stevens & Lee, P.C.

1500 Market Street, East Tower, Suite 1800

Philadelphia, PA 19102

Attention: Joseph Wolfson

Email: Joseph.wolfson@stevenslee.com

If to a Stockholder, to the address or email address set forth for Stockholder on the signature page hereof.

(b) If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

(c) This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture or any like relationship between the parties hereto.

(d) This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned (whether pursuant to a merger, by operation of Law or otherwise), by any party without the prior express written consent of the other parties hereto.

(e) This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. No Stockholder shall be liable for the breach by any other Stockholder of this Agreement.

(f) This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing signed by each of the parties hereto; provided, however, that an amendment, modification or supplement to this Agreement that only affects a particular Stockholder may be entered into by an instrument in writing signed by Check-Cap, Keystone and that particular Stockholder.

(g) The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to seek specific performance of the terms hereof, in addition to any other remedy at Law or in equity.

(h) This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware applicable to contracts executed in and to be performed in that State. All Legal Proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any Delaware Chancery Court. The parties hereto hereby (i) submit to the exclusive jurisdiction of the Delaware Chancery Court for the purpose of any Legal Proceeding arising out of or relating to this Agreement brought by any party hereto, and (ii) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Legal Proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Legal Proceeding is brought in an inconvenient forum, that the venue of the Legal Proceeding is improper, or that this Agreement or the transactions contemplated hereunder may not be enforced in or by any of the above-named courts.

(i) This Agreement may be executed and delivered (including by facsimile or portable document format (.pdf) transmission) in counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

(j) Each Stockholder hereby authorizes Keystone and Check-Cap to publish and disclose in any announcement or disclosure required by the SEC such Stockholder’s identity and ownership of Shares and the nature of such Stockholder’s obligations under this Agreement.

(k) Without further consideration, each party hereto shall execute and deliver or cause to be executed and delivered such additional documents and instruments and take such further action as may be reasonably necessary to consummate the transactions contemplated by this Agreement.

(l) This Agreement shall not be effective or binding upon any Stockholder until after such time as the BCA is executed and delivered by Keystone, Check-Cap, PubCo and the Merger Subs.

(m) Notwithstanding anything herein to the contrary, each Stockholder signs this Agreement solely in such Stockholder’s capacity as a stockholder of Keystone, and not in any other capacity and, if applicable, this Agreement shall not limit or otherwise affect the actions of any Representative, affiliate, employee or designee of such Stockholder or any of its affiliates in his or her capacity as an officer or director of Keystone.

(n) Each of the parties hereto hereby waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement. Each of the parties hereto (i) certifies that no Representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver and (ii) acknowledges that it and the other parties hereto have been induced to enter into this Agreement and the transactions contemplated hereby, as applicable, by, among other things, the mutual waivers and certifications in this Section 8(n).

[Signature pages follow]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

KEYSTONE DENTAL HOLDINGS, INC.

By:
Name:
Title:

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

CHECK-CAP LTD.

By:
Name:
Title:

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

AGP SPV I, L.P.

By:
Name:
Title:

ACCELMED GROWTH PARTNERS, L.P.

By:
Name:
Title:

Address: c/o Accelmed Partners 848 Brickell Ave, Suite 901 Miami, FL 33131 Attention: Dr. Uri Geiger E-mail: uri@accelmed.com

EXHIBIT A

STOCKHOLDERS

Name of Stockholder	Number of Shares of Keystone Common Stock Owned
AGP SPV I, L.P.	9,193,772
Accelmed Growth Partners, L.P.	239,478

Annex H

LOCK-UP AGREEMENT

August 16, 2023

Capstone Dental Pubco, Inc.

154 Middlesex Turnpike

Burlington, MA 01803

Ladies and Gentlemen:

The undersigned signatory of this lock-up agreement (this “Lock-Up Agreement”) understands that Capstone Dental Pubco, Inc. (the “Company”), a Delaware corporation, has entered into a Business Combination Agreement, dated as of the date hereof (as the same may be amended from time to time, the “BCA”) with Keystone Dental Holdings, Inc., a Delaware corporation, Capstone Merger Sub Corp., a Delaware corporation and direct, wholly owned subsidiary of the Company, Capstone Merger Sub Ltd., an Israeli company and direct, wholly owned subsidiary of the Company, and Check-Cap Ltd., an Israeli company. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the BCA.

As a condition and inducement to each of the parties to enter into the BCA, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the undersigned hereby irrevocably agrees that, subject to the exceptions set forth herein, without the prior written consent of the Company, the undersigned will not, during the period commencing upon the Closing and ending on the date that is 180 days after the Closing Date (the “Restricted Period”):

(i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Company common stock, par value $0.01 per share (the “Company Common Stock”) or any securities convertible into or exercisable or exchangeable for shares of Company Common Stock (including without limitation, shares of Company Common Stock or such other securities which may be deemed to be beneficially owned (as such term is used in Rule 13d-3 of the Exchange Act) by the undersigned in accordance with the rules and regulations of the SEC and securities of the Company which may be issued upon exercise of an option or warrant to acquire shares of Company Common Stock) that are currently or hereafter owned by the undersigned (collectively, the “Undersigned’s Shares”), or publicly disclose the intention to make any such offer, sale, pledge, grant, transfer or disposition (other than as set forth in the BCA or, to the extent the undersigned is party to it, the Registration Rights Agreement to be entered into between the Company and the other parties thereto (in connection with the Closing (as the same may be amended from time to time, the “Registration Rights Agreement”)); or

(ii) enter into any swap, short sale, hedge or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Undersigned’s Shares regardless of whether any such transaction described in clause (i) above or this clause (ii) is to be settled by delivery of shares of Company Common Stock or other securities, in cash or otherwise; or

(iii) make any demand for, or exercise any right with respect to, the registration of any shares of Company Common Stock or any security convertible into or exercisable or exchangeable for shares of Company Common Stock (other than such rights set forth in the BCA or, to the extent the undersigned is party to it, the Registration Rights Agreement).

The restrictions and obligations contemplated by this Lock-Up Agreement shall not apply to:

(a) transfers of the Undersigned’s Shares:

(i) if the undersigned is a natural person, (A) to any person related to the undersigned by blood or adoption who is an immediate family member of the undersigned, or by marriage or domestic partnership (a “Family

Member”), or to a trust formed for the direct or indirect benefit of the undersigned or any of the undersigned’s Family Members, (B) to the undersigned’s estate, following the death of the undersigned, by will, intestacy or other operation of Law, (C) as a bona fide gift or a charitable contribution, as such term is described in Section 501(c)(3) of the Code, as amended, (D) by operation of Law pursuant to a qualified domestic order or in connection with a divorce settlement or (E) to any partnership, corporation or limited liability company which is under common control with, or controlled by, the undersigned and/or by any such Family Member(s);

(ii) if the undersigned is a corporation, partnership, limited liability company or other Entity, (A) to another corporation, partnership, limited liability company, or other Entity that is an affiliate (as defined under Rule 12b-2 of the Exchange Act) of the undersigned, including investment funds or other entities that control or manage, is under common control or management with, or is controlled or managed by, the undersigned, (B) as a distribution or dividend to equity holders, current or former general or limited partners, members or managers (or to the estates of any of the foregoing), as applicable, of the undersigned (including upon the liquidation and dissolution of the undersigned pursuant to a plan of liquidation approved by the undersigned’s equity holders), (C) as a bona fide gift or a charitable contribution, as such term is described in Section 501(c)(3) of the Code, as amended or (D) transfers or dispositions not involving a change in beneficial ownership; or

(iii) if the undersigned is a trust, to any grantors or beneficiaries of the trust;

provided that, in the case of any transfer or distribution pursuant to this clause (a), such transfer is not for value (other than transfers pursuant to clauses (i)(A), (i)(E) or (ii)(A)) and each donee, heir, beneficiary or other transferee or distributee shall sign and deliver to the Company a lock-up agreement in the form of this Lock-Up Agreement with respect to the shares of Company Common Stock or such other securities that have been so transferred or distributed;

(b) the exercise of an option or warrant to purchase Company Common Stock (including a net or cashless exercise of an option or warrant to purchase shares of Company Common Stock), and any related transfer of shares of Company Common Stock to the Company for the purpose of paying the exercise price of such options or warrants or for paying taxes (including estimated taxes) due as a result of the exercise of such options or warrants; provided that, for the avoidance of doubt, the underlying shares of Company Common Stock shall continue to be subject to the restrictions on transfer set forth in this Lock-Up Agreement;

(c) the disposition (including a forfeiture or repurchase) to the Company of any shares of restricted stock granted pursuant to the terms of any employee benefit plan or restricted stock purchase agreement;

(d) transfers to the Company in connection with the net settlement of any restricted stock unit or other equity award that represents the right to receive in the future shares of Company Common Stock settled in Company Common Stock to pay any tax withholding obligations; provided that, for the avoidance of doubt, the underlying shares of Company Common Stock shall continue to be subject to the restrictions on transfer set forth in this Lock-Up Agreement;

(e) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of Company Common Stock; provided that such plan does not provide for any transfers of Company Common Stock during the Restricted Period;

(f) transfers by the undersigned of shares of Company Common Stock purchased by the undersigned on the open market, or in a public offering by the Company, in each case, following the Closing Date;

(g) pursuant to a bona-fide third party tender offer, merger, consolidation or other similar transaction made to all holders of the Company’s share capital involving a change of control of the Company, provided that in the event that such tender offer, merger, consolidation or other such transaction is not completed, the Undersigned’s Shares shall remain subject to the restrictions contained in this Lock-Up Agreement; or

(h) pursuant to an order of a court or regulatory agency.

For purposes of this Lock-Up Agreement, “change of control” shall mean the transfer (whether by tender offer, merger, consolidation or other similar transaction), in one transaction or a series of related transactions, to a person or group of affiliated persons, of the Company’s voting securities if, after such transfer, the Company’s stockholders as of immediately prior to such transfer do not hold a majority of the outstanding voting securities of the Company (or the surviving entity).

Any attempted transfer in violation of this Lock-Up Agreement will be of no effect and null and void, regardless of whether the purported transferee has any actual or constructive knowledge of the transfer restrictions set forth in this Lock-Up Agreement, and will not be recorded on the share register of the Company. In furtherance of the foregoing, the undersigned agrees that the Company and any duly appointed transfer agent for the registration or transfer of the securities described herein are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Lock-Up Agreement. The Company may cause the legend set forth below, or a legend substantially equivalent thereto, to be placed upon any certificate(s) or other documents, ledgers or instruments evidencing the undersigned’s ownership of the Company:

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO AND MAY ONLY BE TRANSFERRED IN COMPLIANCE WITH A LOCK-UP AGREEMENT, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF THE COMPANY.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Agreement. All authority herein conferred or agreed to be conferred and any obligations of the undersigned shall be binding upon the successors, assigns, heirs or personal representatives of the undersigned.

The undersigned understands that if the BCA is terminated for any reason, the undersigned shall be released from all obligations under this Lock-Up Agreement. The undersigned understands that the Company and the other parties to the BCA are proceeding with the transactions contemplated thereby in reliance upon this Lock-Up Agreement.

Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any of the provisions of this Lock-Up Agreement were not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Lock-Up Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at Law or in equity, and each of the parties waives any bond, surety or other security that might be required of a party with respect thereto.

Upon the release of any of the Undersigned’s Shares from this Lock-Up Agreement, the Company will cooperate with the undersigned to facilitate the timely preparation and delivery of certificates representing the Undersigned Shares without the restrictive legend above or the withdrawal of any stop transfer instructions.

This Lock-Up Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, without regard to the conflict of Laws principles thereof. In any action or proceeding between any of the parties arising out of or relating to this Lock-Up Agreement, each of the undersigned and the Company: (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (ii) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with foregoing clause (i) of this paragraph, (iii) waives any objection to laying venue in any such action or proceeding in such courts, (iv) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party and (v) irrevocably and unconditionally waives the right to trial by jury.

This Lock-Up Agreement constitutes the entire agreement between the parties to this Lock-Up Agreement and supersedes all other prior agreements, arrangements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

This Lock-Up Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Lock-Up Agreement (in counterparts or otherwise) by the undersigned and the Company by facsimile or electronic transmission in .pdf format shall be sufficient to bind such parties to the terms and conditions of this Lock-Up Agreement.

(Signature Page Follows)

Very truly yours,

[PRINT NAME OF STOCKHOLDER]

Signature (for individuals):

Signature (for entities):

By:
Name:
Title:

ACCEPTED AND AGREED:

CAPSTONE DENTAL PUBCO, INC.

By:
Name:
Title:

[Signature Page to Lock-up Agreement]

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

We are incorporated under the laws of the state of Delaware. Section 145 of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation, or is or was serving at the request of such person as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses that such officer or director has actually and reasonably incurred. Our charter and bylaws provide for the indemnification of our directors and officers to the fullest extent permitted under the Delaware General Corporation Law.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. Our charter also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.

As permitted by Section 145 of the Delaware General Corporation Law, our bylaws provide that:

•	we may indemnify our directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

•

we may advance expenses to our directors, officers and employees in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

•	the rights provided in our bylaws are not exclusive.

As permitted by the Delaware General Corporation Law, we expect to enter into agreements to indemnify our directors, executive officers and other employees as determined by our board of directors. Under the terms of our indemnification agreements, we are required to indemnify each of our directors and officers, to the fullest extent permitted by the laws of the state of Delaware, if the basis of the indemnitee’s involvement was by reason of the fact that the indemnitee is or was a director, or officer, of the Company or any of its subsidiaries or was serving at the Company’s request in an official capacity for another entity. We must indemnify our officers and directors against (1) attorneys’ fees and (2) all other costs of any type or nature whatsoever, including any and all expenses and obligations paid or incurred in connection with investigating, defending, being a witness in, participating in (including on appeal), or preparing to defend, be a witness or participate in any completed, actual, pending or threatened action, suit, claim or proceeding, whether civil, criminal, administrative or investigative, or establishing or enforcing a right to indemnification under the indemnification agreement. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of our officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.

In addition, we have purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances.

Item 21. Exhibits and Financial Statement Schedules.

A list of exhibits included as part of this Registration Statement is set forth in the Exhibit Index, which is hereby incorporated by reference.

Item 22. Undertakings.

The undersigned registrant hereby undertakes as follows:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)

That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)

That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)

That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(7)

That every prospectus (i) that is filed pursuant to paragraph (6) above, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(8)

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(9)

To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(10)

To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

EXHIBIT INDEX

Exhibit No.	Description

2.1	Business Combination Agreement, dated as of August 16, 2023, among the Registrant, Keystone Dental Holdings, Inc., Capstone Merger Sub Ltd., Capstone Merger Sub Corp. and Check-Cap Ltd. (attached as Annex A to the prospectus which forms part of this Registration Statement).#

3.1	Certificate of Incorporation of the Registrant.#

3.2	Amended and Restated Certificate of Incorporation of the Registrant, to be effective upon consummation of the Business Combination (attached as Annex D to the prospectus which forms part of this Registration Statement).#

3.3	Bylaws of the Registrant.#

3.4	Amended and Restated Bylaws of the Registrant, to be effective upon consummation of the Business Combination (attached as Annex E to the prospectus which forms part of this Registration Statement).#

4.1	Form of certificate of common stock of the Registrant.#

5.1	Opinion of Stevens & Lee as to the validity of the securities being registered.#

8.1	Opinion of Greenberg Traurig LLP regarding certain U.S. federal income tax matters.#

8.2	Opinion of Stevens & Lee regarding certain U.S. federal income tax matters.#

10.1	Registration Rights Agreement (attached as Annex F to the prospectus which forms part of this Registration Statement).#

10.2	Form of Support Agreement, dated August 16, 2023, by and between Keystone Dental Holdings, Inc., Check-Cap Ltd. and each of the stockholders named therein (attached as Annex G to the prospectus which forms part of this Registration Statement).#

10.3	Form of Lock-Up Agreement, dated August 16, 2023, by each of the parties named therein (attached as Annex H to the prospectus which forms part of this Registration Statement).#

10.4	Asset Purchase Agreement, Sublicense Agreement and Patent Assignment by and among NanoSurfaces S.r.l., SAMO S.p.A. and Keystone Dental, Inc. dated December 30, 2009, as amended by the Letter Agreement thereto dated August 26, 2010 (previously filed as Exhibit 10.6 to Amendment No. 1 to the Registration Statement on Form S-4 filed by the Registrant on October 5, 2023).#^

10.5	Quality Agreement by and between TAV-Medical and Paltop Advanced Dental Solutions, Ltd., dated as of December 5, 2011(previously filed as Exhibit 10.7 to Amendment No. 1 to the Registration Statement on Form S-4 filed by the Registrant on October 5, 2023).#

10.6	Processing and Supply Agreement by and between IsoTis Orthobiologics, Inc. and Keystone Dental, Inc., dated November 1, 2013 (previously filed as Exhibit 10.9 to the Registration Statement on Form S-4 filed by the Registrant on September 1, 2023).#

10.7	Private Label Supply Agreement by and between ACE Surgical Supply Co. and Keystone Dental, Inc., dated as of March 25, 2019(previously filed as Exhibit 10.12 to the Registration Statement on Form S-4 filed by the Registrant on September 1, 2023).#

10.8	Quality Assurance Agreement by and between Paltop Advanced Dental Solutions, Ltd. and Zapp Precision Mettals GmbH, dated as of April 16, 2019(previously filed as Exhibit 10.13 to Amendment No. 1 to the Registration Statement on Form S-4 filed by the Registrant on October 5, 2023).#

Exhibit No.	Description

10.9	Master Services Agreement by and between GCL Systems, Inc., and Keystone Dental, Inc., dated as of February 22, 2021(previously filed as Exhibit 10.18 to Amendment No. 1 to the Registration Statement on Form S-4 filed by the Registrant on October 5, 2023).#^

10.10	Common Stock Purchase Agreement, by and among Keystone Dental Holdings, Inc. and the investors listed on Exhibit A thereto, dated August 31, 2021 (previously filed as Exhibit 10.20 to Amendment No. 1 to the Registration Statement on Form S-4 filed by the Registrant on October 5, 2023).#^

10.11	English translation of Basic Continuous Sales Transaction Agreement between Osteon Digital Japan and Implant Solutions and Kyocera Corporation (previously filed as Exhibit 10.24 to Amendment No. 1 to the Registration Statement on Form S-4 filed by the Registrant on October 5, 2023).#

10.12	Standard Industrial/Commercial Single-Tenant Lease – Gross, by and between Chang Zeng and Keystone Dental, Inc., dated April 22, 2015, as amended on May 31, 2020 (previously filed as Exhibit 10.30 to the Registration Statement on Form S-4 filed by the Registrant on September 1, 2023).#

10.13	Northwest Park Office Lease, by and between NWP Building 24 LLC and Keystone Dental, Inc., dated May 13, 2015, as amended on February 4, 2020 (previously filed as Exhibit 10.31 to Amendment No. 1 to the Registration Statement on Form S-4 filed by the Registrant on October 5, 2023).#

10.14	Lease Agreement, by and between TMG Developments Pty Ltd. and Osteon Medical, dated September 17, 2018 (previously filed as Exhibit 10.32 to Amendment No. 1 to the Registration Statement on Form S-4 filed by the Registrant on October 5, 2023).#^

10.15	Lease, by and between Overland Properties Pty Ltd. and Implant Solutions Pty Ltd., dated November 8, 2018 (previously filed as Exhibit 10.33 to the Registration Statement on Form S-4 filed by the Registrant on September 1, 2023).#

10.16	Lease, by and between Spectrum Office Properties II LLC and Keystone Dental, Inc., dated January 6, 2022 (previously filed as Exhibit 10.34 to Amendment No. 1 to the Registration Statement on Form S-4 filed by the Registrant on October 5, 2023).#^

10.17	English translation of Lease Agreement, by and between Vilar Assets (1985) Ltd. and Paltop Advanced Dental Solutions, Ltd., dated October 31, 2010, as amended on May 1, 2018, and on September 5, 2019 (previously filed as Exhibit 10.35 to Amendment No. 2 to the Registration Statement on Form S-4 filed by the Registrant on October 26, 2023).#

10.18	Credit, Security and Guaranty Agreement, dated as of June 7, 2022, among Keystone Dental, Inc., the other Credit Parties (as defined therein) from time to time party thereto, MidCap Financial Trust as Agent and the lenders from time to time party thereto (previously filed as Exhibit 10.36 to Amendment No. 1 to the Registration Statement on Form S-4 filed by the Registrant on October 5, 2023).#^

10.19	Amendment No. 1 to Credit, Security and Guaranty Agreement, dated as of January 24, 2023, by and among Keystone Dental, Inc., Keystone Dental Holdings, Inc., Implant Solutions Pty Ltd., Paltop Advanced Dental Solutions Ltd., IOS Innovations Pty Ltd., MidCap Financial Trust as Agent and the other financial institutions or other entities from time to time party thereto (previously filed as Exhibit 10.37 to Amendment No. 2 to the Registration Statement on Form S-4 filed by the Registrant on October 26, 2023).#Δ

Exhibit No.	Description

10.20	Credit, Security and Guaranty Agreement, dated as of June 7, 2022, among Keystone Dental, Inc., the other Credit Parties (as defined therein) from time to time party thereto, MidCap Funding IV Trust as Agent and the lenders from time to time party thereto (previously filed as Exhibit 10.38 to Amendment No. 1 to the Registration Statement on Form S-4 filed by the Registrant on October 5, 2023).#

10.21	Amendment No. 1 to Credit, Security and Guaranty Agreement, dated as of January 24, 2023, by and among Keystone Dental, Inc., Keystone Dental Holdings, Inc., Implant Solutions Pty Ltd., Paltop Advanced Dental Solutions Ltd., IOS Innovations Pty Ltd., MidCap Funding IV Trust as Agent and the other financial institutions or other entities from time to time party thereto (previously filed as Exhibit 10.39 to Amendment No. 2 to the Registration Statement on Form S-4 filed by the Registrant on October 26, 2023).#Δ

10.22	Offer Letter, by and between Keystone Dental Holdings, Inc. and Melker Nilsson dated April 13, 2019 (previously filed as Exhibit 10.40 to the Registration Statement on Form S-4 filed by the Registrant on September 1, 2023).#*

10.23	Offer Letter, by and between Keystone Dental Holdings, Inc. and Amnon Tamir dated July 22, 2020 (previously filed as Exhibit 10.41 to the Registration Statement on Form S-4 filed by the Registrant on September 1, 2023).#*

10.24	Offer Letter, by and between Keystone Dental Holdings, Inc. and Mark Neri dated September 3, 2021 (previously filed as Exhibit 10.42 to Amendment No. 1 to the Registration Statement on Form S-4 filed by the Registrant on October 5, 2023).#*

10.25	Keystone Dental Holdings, Inc. 2023 Equity Incentive Plan (previously filed as Exhibit 10.43 to Amendment No. 2 to the Registration Statement on Form S-4 filed by the Registrant on October 26, 2023).#*

10.26	Keystone Dental Holdings, Inc. 2019 Stock Option Plan (previously filed as Exhibit 10.44 to Amendment No. 2 to the Registration Statement on Form S-4 filed by the Registrant on October 26, 2023).#*

10.27	Keystone Dental Holdings, Inc. 2018 Stock Option Plan (previously filed as Exhibit 10.45 to Amendment No. 2 to the Registration Statement on Form S-4 filed by the Registrant on October 26, 2023).#*

10.28	Form of Indemnification Agreement to be entered into between the Registrant and each director and executive officer (previously filed as Exhibit 10.44 to the Registration Statement on Form S-4 filed by the Registrant on September 1, 2023).#*

10.29	Waiver and Amendment to Common Stock Purchase Agreement among Keystone Dental Holdings, Inc. and the other parties thereto, dated as of September 20, 2023 (previously filed as Exhibit 10.47 to Amendment No. 1 to the Registration Statement on Form S-4 filed by the Registrant on October 5, 2023).#

10.30	Form of Stock Option Award Agreement under Keystone Dental Holdings, Inc. 2023 Equity Inventive Plan for Israeli employees, directors and consultants (previously filed as Exhibit 10.48 to Amendment No. 2 to the Registration Statement on Form S-4 filed by the Registrant on October 26, 2023).#*

21.1	Subsidiaries of the Registrant.#

23.1	Consent of Stevens & Lee (included as part of its opinion filed as Exhibit 5.1 hereto and incorporated herein by reference).#

23.2	Consent of Fahn Kanne & Co., certified public accountants and a member of Grant Thornton International, related to the financial statements of Keystone Dental Holdings, Inc.

Exhibit No.	Description

23.3	Consent of Brightman Almagor Zohar & Co., A Firm in the Deloitte Global Network, related to the financial statements of Check-Cap Ltd.

24.1	Power of Attorney (included on signature page).#

99.1	Form of consent to serve as a director of the Registrant.#

107	Filing Fee Table.#

#	Previously filed.
+	To be filed by amendment.
*	Indicates management contract or compensatory plan.
Δ

Schedules and similar attachments to this exhibit have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Registrant undertakes to furnish supplementally a copy of such omitted materials upon request by the SEC.

^

Certain portions of this exhibit (indicated by “[***]”) have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K. The Registrant undertakes to furnish supplemental unredacted copies of the exhibit upon request by the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 3 to registration statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Burlington, in the State of Massachusetts, on this 7th day of November, 2023.

CAPSTONE DENTAL PUBCO, INC.

By:	/s/ Melker Nilsson
Melker Nilsson
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 3 to registration statement on Form S-4 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Melker Nilsson Melker Nilsson	Chief Executive Officer and Director (Principal Executive Officer)	November 7, 2023

/s/ Amnon Tamir Amnon Tamir	Chief Financial Officer (Principal Financial and Accounting Officer)	November 7, 2023